Form 20-F
period 2014-03-31
MiX Telematics Ltd
filed 2014-07-30
CIK 1576914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-36027
MIX TELEMATICS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
Howick Close
Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)

Megan Pydigadu
Group Chief Financial Officer
Telephone (27) 11-654-8000
megan.pydigadu@mixtelematics.com
Fax (27) 11-654-8286
Howick Close
Waterfall Park, Midrand, South Africa 1686
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 25 ordinary shares, no par value	New York Stock Exchange
Ordinary Shares, no par value	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
784,150,000 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes ☒No

FORWARD-LOOKING STATEMENTS
This annual report includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements regarding our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements that are not historical facts and statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved.
Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, our ability to attract, sell to and retain customers; our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion; our ability to adapt to rapid technological change in our industry; competition from industry consolidation; loss of key personnel or our failure to attract, train and retain other highly qualified personnel; our ability to integrate any businesses we acquire; our dependence on our network of dealers and distributors to sell our solutions; our dependence on key suppliers and vendors to manufacture our hardware; businesses may not continue to adopt fleet management solutions; our future business development, results of operations and financial condition; expected changes in our profitability and certain cost or expense items as a percentage of our revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; our ability to protect our intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, our websites or computer systems; our dependence on third-party technology; fluctuations in the value of the South African Rand; economic, social, political, labor and other conditions and developments in South Africa and globally; our ability to issue securities and access the capital markets in the future; and other risks set forth under "Item 3D. Risk Factors" or elsewhere in this annual report.
We assume no obligation to update any forward-looking statements contained in this annual report as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
Unless the context requires otherwise, the terms "MiX," the "Group," "we," "our" or "us" refer to MiX Telematics Limited and its consolidated subsidiaries. Unless the context requires otherwise, the "Company" means MiX Telematics Limited.
Our fiscal year ends March 31 and all references to a fiscal year refer to the fiscal year ended March 31. References to "R" are to South African Rand and references to "U.S. Dollars" and "$" are to United States Dollars. Unless otherwise indicated we have translated U.S. Dollar amounts from South African Rand at the exchange rate of R10.5953 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of March 31, 2014.

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL AND OPERATING DATA
The following tables set forth selected consolidated financial and operating data at and for the fiscal years ended March 31, 2014, 2013 and 2012. The selected financial data set forth below has been derived from our audited consolidated financial statements and the accompanying notes included in this annual report and should be read together with such financial statements and with “Item 5. Operating and Financial Review and Prospects”. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
During the 2014 fiscal year, we changed our classification of foreign exchange gains and losses in the income statement. The reclassification has been adopted retrospectively and the comparative consolidated income statement amounts for the years ended March 31, 2013 and March 31, 2012 have been adjusted accordingly. See "Item 5. Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations - Reclassification of Foreign Exchange Gains and Losses in 2013 and 2012 Financial Statements" and note 40 of our audited consolidated financial statements for details on the reclassification.
Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African Rand.
We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (U.S. GAAP).

Consolidated Income Statement Data

	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands, unless otherwise indicated)
Revenue	$120,021	R1,271,658	R1,171,480	R1,018,482
Cost of sales	(39,832)	(422,034)	(424,545)	(390,926)

Gross profit	80,189	849,624	746,935	627,556
Sales and marketing	(13,970)	(148,012)	(132,849)	(97,312)
Administration and other charges (1)	(50,033)	(530,114)	(428,209)	(382,254)

Operating profit	16,186	171,498	185,877	147,990
Finance income/(cost) - net	3,837	40,660	(6,011)	(4,475)

Profit before taxation	20,023	212,158	179,866	143,515
Taxation	(5,717)	(60,574)	(51,400)	(40,275)

Profit for the year	$14,306	R151,584	R128,466	R103,240

	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands, unless otherwise indicated)
Earnings per share attributable to owners of the parent (2)
Basic ($/R)	0.02	0.21	0.20	0.16
Diluted ($/R)	0.02	0.20	0.19	0.16

Adjusted earnings per share attributable to owners of the parent (3)
Basic ($/R)	0.02	0.17	0.20	0.16
Diluted ($/R)	0.02	0.16	0.20	0.16

Weighted average number of ordinary shares in issue
Basic ('000)	732,171	732,171	658,456	657,045
Diluted ('000)	768,306	768,306	674,772	662,322

Dividend per share (South African cents)		6.00	12.00	6.00
Dividend per share (United States cents)		0.57	1.13	0.57
(1)Includes other income/(expenses) - net.
(2)See note 30 to our consolidated financial statements for further details on earnings per share attributable to owners of the parent.
(3)See "-Adjusted earnings per share attributable to owners of the parent" below.
Other Financial and Operating Data

	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands, except subscribers)
Subscription revenue	$80,575	R853,716	R686,720	R577,330
Adjusted EBITDA (1)	$26,637	R282,223	R290,821	R240,622
Subscribers	450,502	450,502	359,643	272,935

(1)
See "-Adjusted EBITDA" below for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Consolidated Statement of Financial Position Data

	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands)
Cash and cash equivalents	$78,379	R830,449	R147,702	R118,695
Total assets	186,602	1,977,100	1,152,788	1,068,416
Working capital	80,149	849,204	114,252	56,347
Total indebtedness (1)	2,978	31,551	59,477	73,106
Total equity (2)	$157,771	R1,671,630	R867,874	R772,090

(1)	Total indebtedness includes amounts outstanding at the balance sheet date for bank overdraft and borrowings.

(2)	Includes non-controlling interest.

Adjusted EBITDA
To provide investors with additional information regarding our financial results, we have disclosed within this annual report, Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity. We define Adjusted EBITDA as the profit for the year before income taxes, net finance income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering or "IPO" costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.
We have included Adjusted EBITDA in this annual report because it is a key measure that our management and Board of Directors use to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results.

We present below, a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Reconciliation of Adjusted EBITDA to profit for the year
	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands)
Adjusted EBITDA	$26,637	R282,223	R290,821	R240,622
Add:
Net profit on sale of property, plant and equipment and intangible assets	9	97	314	—
Net realized foreign exchange losses	—	—	1,669	963
Less:
Depreciation (1)	(4,520)	(47,887)	(41,201)	(36,792)
Amortization (2)	(4,242)	(44,941)	(56,985)	(53,040)
Impairment (3)	(36)	(379)	(5,158)	(1,332)
Share-based compensation costs	(435)	(4,611)	(3,151)	(2,001)
Net loss on sale of property, plant and equipment and intangible assets	—	—	—	(430)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	—	—	(394)	—
Restructuring costs	(259)	(2,745)	—	—
Non-recurring initial public offering costs	(802)	(8,503)	—	—
Transaction costs arising from the acquisition of a business	(20)	(211)	(38)	—
Net realized foreign exchange gains	(146)	(1,545)	—	—
Operating profit	16,186	171,498	185,877	147,990
Finance income/(cost) - net	3,837	40,660	(6,011)	(4,475)
Taxation	(5,717)	(60,574)	(51,400)	(40,275)
Profit for the year	$14,306	R151,584	R128,466	R103,240
(1)    Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)    Includes amortization of intangible assets (including product development costs).
(3)    Includes impairment of product development costs and furniture and fittings.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;

•	Adjusted EBITDA does not include certain foreign currency transaction gains and losses;

•	Adjusted EBITDA does not include certain non-recurring IPO costs; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.
Adjusted earnings per share attributable to owners of the parent
During the 2014 fiscal year, a new profit measure was implemented, Adjusted earnings per share. Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of taxes, divided by the weighted average number of ordinary shares in issue during the year.
We have included Adjusted earnings per share in this annual report because it provides a useful measure for period-to-period comparisons of our core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating our operating results.
A reconciliation of adjusted earnings attributable to owners of the parent to profit attributable to owners of the parent is presented below.

Reconciliation of adjusted earnings
	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands)
Profit attributable to owners of the parent	$14,306	R151,589	R128,471	R103,240
Net foreign exchange (gains)/losses	(3,599)	(38,128)	4,681	1,602
Income tax effect on the above component	988	10,458	(1,098)	(249)
Adjusted earnings attributable to owners of the parent	$11,695	R123,919	R132,054	R104,593

Exchange rates
The following table shows the exchange rate (published by the South African Reserve Bank) of South African Rand for U.S. Dollars (per $1.00) for the periods and dates indicated. Since exchange rates are determined by the market, there can be no assurance that the exchange rate will be maintained at current levels. The average rate is calculated by using the average of the exchange rates on each day during a monthly period and the average of the exchange rates on the last day of each month during an annual period.

	High	Low	Average	Period-end
Fiscal year ended March 31,
2014	11.3573	8.8762	10.2102	10.5953
2013	9.3247	7.6268	8.5386	9.2521
2012	8.5423	6.5962	7.4544	7.6820
2011	7.9704	6.6224	7.1688	6.7820
2010	9.5260	7.2439	7.7021	7.3273

Month
July 2014 (through July 21, 2014)	10.8215	10.6172	10.7067	10.6326
June 2014	10.7996	10.5625	10.6763	10.6135
May 2014	10.5228	10.2815	10.3985	10.4422
April 2014	10.6541	10.3964	10.5471	10.5525
March 2014	10.9062	10.5953	10.7474	10.5953
February 2014	11.1804	10.7175	10.9866	10.7175
January 2014	11.3573	10.5916	10.8755	11.1715
On July 21, 2014, the exchange rate of South African Rand for U.S. Dollars, as reported by the South African Reserve Bank, was R10.6326 per $1.00.
On August 9, 2013, the date we listed our ADSs on the NYSE the exchange rate of South African Rand for U.S. Dollars, as reported by the South African Reserve Bank, was R9.8878 per $1.00.
3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

3C. REASONS FOR OFFER AND USE OF PROCEEDS
Not applicable.

3D. RISK FACTORS
Important factors that could cause actual financial, business or operating results to differ materially from expectations are disclosed in this annual report, including without limitation, the following risk factors. In addition to the risks listed below, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem immaterial at this time.

Risks Relating to Our Business
We may be unable to maintain our relationships with our existing customers, which could result in a loss of subscription revenue.
We provide our solutions principally on a subscription basis, typically with an initial subscription term of three years and renewal terms of either three years or successive one-year periods, or, for certain customers, on a month-to-month basis. However, our customers have no obligation to renew their subscriptions after the initial term or after any renewal term expires. We may be unable to retain existing customers and, as a result, our revenue would be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including:

•	the belief that our solutions are not required for their needs or are not cost-effective;

•	a desire to reduce discretionary spending;

•	a belief that our competitors’ solutions provide a better value;

•	changes in our customers’ business or in regulations impacting our customers’ business that may decrease the need for our fleet and mobile asset management solutions;

•	because of a reduction in discounts offered by insurers to vehicle owners who have installed our products; or

•	a belief that a return on investment cannot be demonstrated.
Our enterprise fleet management customers may also not renew for reasons entirely out of their control, such as the dissolution of their business. Enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease.
Our subscription contracts generally do not provide our customers with an early termination option. However, if customers do not honor their subscriptions for the full term, our remedies may be limited to re-negotiation of contract terms or legal recourse through the courts, which may not be successful or cost-effective, and we may not be able to recoup all of our costs.
A significant loss of or failure to renew our subscription-based contracts could materially and adversely affect our business, results of operations and financial condition.
Our inability to adapt to rapid technological change in our industry could impair our ability to remain competitive and result in a decline in market acceptance of our products.
The industries in which we compete are characterized by rapid technological change, frequent introductions of new products and evolving industry standards. In addition to the mobile asset management industry, we are subject to changes in the automotive, mobile handset, GPS navigation device, information technology, telecommunications and work flow software industries. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as truck and automobile manufacturers continue to develop in-vehicle technology, GPS-based tracking solutions may become standard equipment and result in new sources of competition. If we are unable to adapt to rapid technological change, it could impair our ability to remain competitive and result in a decline in market acceptance of our products.
The development of new or improved products, systems or technologies that compete with our products may render our products less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Industry consolidation may result in increased competition, which could result in a loss of customers and/or a reduction in revenue.
Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in competitors with more compelling service offerings or greater pricing flexibility than we have or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of subscribers and/or a reduction in revenue.
The loss of one or more of our key personnel, or our failure to attract, train and retain other highly qualified personnel, could prevent us from executing our growth plan.
We depend on the continued service and performance of our key personnel. The loss of one or more key members of our senior management team could materially and adversely affect our operations. In addition, the loss of other key marketing, sales, product development or technology personnel could disrupt our operations and have a materially adverse effect on our ability to grow our business.
To execute our growth plan, we must continue to attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our failure to attract and train new personnel, or our failure to retain, focus and motivate our current personnel, could materially and adversely affect our business, results of operations and financial condition.
We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.
We may in the future acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act, 2008, or the “Companies Act,” we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without stockholder approval by way of special resolution. In terms of Johannesburg Stock Exchange ("JSE") Listings Requirements, an acquisition or disposal constituting 25% or more of the market capitalization of the acquiring entity, will require stockholder approval. Consequently, these transactions, even if undertaken and announced, may not close.
An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

•	incur large charges or substantial liabilities; or

•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition-related accounting charges.
Any of these risks could materially and adversely affect our business, results of operations and financial condition.
We may not be able to increase sales of our solutions, which could materially and adversely affect our ability to grow our business and increase revenue.
We intend to increase sales of our solutions by increasing penetration in our existing markets and by entering new markets that represent a large potential source of demand for these solutions. Our success in increasing sales may be tied to a wide variety of factors, including demand for our services, price and service competition, our relationships with third party distributors and dealers, the rate of new vehicle sales, general economic conditions and, in the case of our safety and security solutions, the perceived threat of vehicle theft and discounts offered by insurers.
Additionally, some car and truck manufacturers have begun installing substitute products and services, such as certain GPS-based products, in new vehicles prior to their initial sale, which may preclude us from increasing sales to subscribers purchasing such vehicles. Our inability to market and sell our solutions to new customers could materially and adversely affect our ability to grow our business and increase revenue.
We depend on certain key suppliers and vendors to manufacture our hardware and an interruption in the supply of our hardware could impair our production capacity which would impact our ability to supply hardware to customers.
We currently purchase key GSM (Global System for Mobile communications) module components of our hardware from two key suppliers. These modules and many of the other components used in the manufacture of our products have extended lead times on orders. We do not have volume commitments to or from these suppliers, and therefore cannot require them to deliver components to us. Interruption in the supply of components from suppliers would significantly impact our operations and require us to identify and integrate our manufacturing and supply logistics with an alternate supplier or use a substitute component, which could materially and adversely affect our business, results of operations and financial condition.
In addition, we currently depend principally on three vendors in South Africa to manufacture our hardware on a contract basis. Each of these contracts is terminable on 12 months’ written notice. We have no financial control over and limited operational influence on these suppliers and the conduct of their businesses. These suppliers could, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Our three contract manufacturers produce different products for us and production capacities at these facilities are not interchangeable in the short term. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take as much as three to five months or longer to replace production capacity. Interruption in the supply of hardware from our contract manufacturers could materially and adversely affect our production capacity and hence our ability to fulfill sales orders.
We depend on our network of dealers and distributors to sell our solutions and adverse changes in our relationships with significant dealers and distributors could cause a decline in sales.
We currently distribute our products to small fleet operators and consumers through various distribution channels, including automobile dealers, aftermarket automotive parts and service suppliers, and automobile insurers and retailers, which we collectively refer to as “distributors.”
We distribute our products to enterprise fleet customers both directly and through third parties who are assigned specific geographic territories in which they can sell, which we refer to as “dealers.”

We sell our solutions both directly and through our global network of independent dealers and distributors. We are dependent on our dealers and distributors, who account for a substantial percentage of our total sales. One group of distributors under common ownership accounts for a substantial portion of our sales in the Africa consumer segment. Additionally, the terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are mostly nonexclusive. Our dealer agreements generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor or group of related dealers and distributors accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially, which could materially and adversely affect our business, results of operations and financial condition.
We depend on our cellular network providers for the transmission of data from installed in-vehicle devices to our data centers and we would incur significant costs if the services of these network providers became unavailable to us.
We contract with cellular network providers in each of our markets to provide cellular network services. These cellular networks transmit data from our customers’ in-vehicle devices to our data centers, where it is managed for the benefit of our customers. Certain of our installed in-vehicle devices contain a SIM card that is compatible with a specific cellular network provider. If a cellular network provider in one of our markets were to refuse to continue contracting with us for any reason or were to go out of business, we could incur significant costs related to the replacement of SIM cards for our customers and could suffer damage to our reputation and customer relationships. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
The markets in which we participate are highly fragmented and competitive, with relatively low barriers to entry, and such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share.
The market for our solutions is highly fragmented, consisting of a significant number of vendors, with relatively low barriers to entry. Competition in our market is based primarily on:

•	functionality and reliability;

•	total cost of ownership;

•	breadth and depth of application functionality for fleet deployments;

•	product performance;

•	interoperability;

•	brand and reputation;

•	customer service;

•	distribution channels;

•	regional geographic expertise, including localized language support, support for applicable government regulations and the ability to comply with local Internet and data privacy regulations;

•	size of customer base and reference accounts within key industry segments;

•	ability to deliver ongoing value and return on investment;

•	ease of deployment and use;

•	relevant industry domain expertise and functionality; and

•	the financial resources of the vendor.
We compete with a number of companies in each of the geographic markets in which we operate. Such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share, any of which would harm our operating results. We expect competition to intensify in the future with the introduction of new technologies and market entrants.
The market for safety and security solutions is highly competitive. We compete in the safety and security solutions market primarily on the basis of the technological innovation, value-added services offered, brand recognition, rate of successful recoveries of mobile assets, quality and price of our products and services. Our most competitive market is the vehicle and mobile asset tracking and recovery solutions market, due to the existence of a wide variety of competing products and services and alternative technologies that offer various levels of protection and tracking capabilities. Some of these competing products and services, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which may make it more difficult to compete for such subscribers. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the safety and security solutions market.
We could be exposed to product liability claims, which could result in significant damage to our reputation and material economic loss.
Our products and the batteries that many of them contain could malfunction and cause damage to our customers’ property. In particular, the rechargeable batteries in our in-vehicle devices may be prone to leaking due to environmental factors such as extreme weather conditions or overuse. Leaks in these batteries could damage our customers’ in-vehicle devices and vehicles. Our safety and security solutions may be disabled or prove to be ineffective as a result of techniques employed by car thieves or the discovery of technological weaknesses by such persons. If there were a systematic failure of any of our products, we could suffer significant damage to our reputation and any insurance we maintain might not be sufficient to prevent us from suffering a material economic loss.
Failure of businesses to adopt fleet management solutions could reduce the demand for our solutions.
We derive, and expect to continue to derive, substantial revenue from the sale of subscriptions for fleet management solutions to commercial customers. Widespread acceptance and use of fleet management solutions is critical to our future revenue growth and success. If the market for fleet management solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions would be negatively affected.
The market for fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:

•	the effectiveness and reliability of solutions;

•	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for fleet management solutions;

•	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through fleet management solutions;

•	the level of governmental and regulatory burdens on the fields of transportation and occupational health and safety;

•	the price, performance, features and availability of products and services that compete with ours;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of acceptance of web-based solutions generally.
Failure of businesses to adopt fleet management solutions could materially and adversely affect our business, results of operations and financial condition.
A decline in vehicle sales in our markets could result in reduced demand for our solutions, which could materially and adversely affect our revenue.
A reduction in sales of new vehicles could reduce our addressable market for solutions. New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in sales of new vehicles in the markets in which we provide our solutions would result in reduced demand for such products and services, which could materially and adversely affect our business, results of operations and financial condition.

Demand for our fleet management solutions decreases when prices for crude oil and natural gas decrease, which could materially and adversely affect our revenue.
Demand for our fleet management solutions can fluctuate with the prices for crude oil and natural gas, which impacts the attractiveness of our services and also directly affects our customers in the oil and gas industry, from whom we derive a significant portion of our revenues. Generally, lower oil and gas prices reduce the return on investment for many of our customers. Gains in fuel efficiency, including from the use of our solutions, may lead to a relative decrease in the return on investment of our solutions perceived by our customers. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices may affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, could materially and adversely affect our business, results of operations and financial condition.
Changes in practices of insurance companies in the markets in which we provide our solutions could materially and adversely affect demand for products and services.
We depend in part on the practices of insurance companies in some of our markets to support demand for certain of our products and services. For example, in South Africa, which is currently the largest market for our products and services, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from insurance companies’ continued practice in the South African and certain other markets of:

•	accepting mobile asset location technologies such as ours as a preferred security product;

•	providing premium discounts for using location and recovery products and services such as ours; and

•	mandating the use of our products and services, or similar products and services, for certain vehicles.
If any of these policies or practices change, revenues from sale of our products and services could decline, which would materially and adversely affect our business, results of operations and financial condition.
We face many risks associated with our existing and potential new international operations, which could prevent us from successfully expanding into new geographic markets or operating successfully in existing geographic markets.
We are a global company with substantial assets located in a number of countries. We provide our services in over 120 countries with 11 offices in seven countries. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.
In addition, expanding international operations into new territories may subject us to risks with which we have limited experience. These risks include:

•	lack of familiarity with local markets;

•	difficulties in finding and maintaining, or potentially replacing, local dealers and distributors;

•	established local competitors;

•	laws favoring local competitors;

•
the cost and burden of complying with, lack of familiarity with, and unexpected changes in, legal and regulatory requirements in new territories, including those relating to the Internet and data privacy and security;

•	fluctuations in currency exchange rates or restrictions on currency exchange;

•	potentially adverse tax consequences, including the complexities of transfer pricing, value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	dependence on third parties, including some commercial partners with whom we do not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability, terrorist attacks, and security concerns in general;

•	reduced or varied protection for intellectual property rights in some countries; and

•	increased vulnerability to claims that we have infringed on the intellectual property of third parties.
Operating in international markets requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in additional territories may not produce desired levels of revenue or profitability.
If we are unable to detect and prevent unauthorized use of customer bank account numbers, we could be subject to financial liability, our reputation could be harmed and customers may be reluctant to use our solutions.
We rely on third-party encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized use of bank account numbers, our business, results of operations and financial condition could be materially and adversely affected.
Our operating results may be harmed if we are required to collect sales, use, services or other related taxes for our solutions in jurisdictions where we have not historically done so.
We do not believe that we are required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions could result in substantial tax liabilities, including interest and penalty charges for past sales and decrease our ability to compete for future sales. We review applicable rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, we voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due. Furthermore, we cannot be certain that we have made sufficient reserves on our financial statements to cover taxes.
Although our client contracts provide that our clients must pay all applicable sales and similar taxes, they may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are unable to collect and pay back taxes and the associated interest and penalties, we will have incurred unplanned expenses that may be substantial.
An actual or perceived reduction in vehicle theft and crime rates may adversely impact demand for certain of our solutions, which could result in a loss of customers and a decline in growth.
Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our products and services may decline, which could result in a loss of customers and a decline in growth.
We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.
Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or the “FCPA,” export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or the “OFAC.” As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.
The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act, or the “Bribery Act,” has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption.
Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities. In addition, because we act through dealers and distributors, we face the risk that our dealers and distributors and customers might further distribute our products to a sanctioned person or entity, or an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with OFAC or other sanctions regulations.
Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We are developing policies and procedures as part of a company-wide compliance program that are designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and are in the process of training our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.
Operating in emerging markets subject us to greater risks than those we would face if we only operated in more developed markets, which could increase our operating costs.
Emerging markets, including Africa, Eastern Europe, the Middle East and South America, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

•	political and economic instability, including higher rates of inflation and currency fluctuations;

•	higher levels of corruption, including bribery of public officials;

•	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

•	a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

•	logistical and communications challenges;

•	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;

•	difficulties in staffing and managing operations and ensuring the safety of our employees;

•	restrictions on the right to convert or repatriate currency or export assets;

•	greater risk of uncollectable accounts and longer collection cycles; and

•	introduction or changes to indigenization and empowerment programs.

Laws and regulations relating to the Internet and data privacy in the markets in which we operate are complex and continuously evolving, and compliance costs are high. As these laws and regulations continue to evolve, we may be required to increase our compliance-related expenditures or limit the manner in which we collect information, the types of information that we collect, or the solutions we offer, which may impede our ability to provide our solutions or reduce our profit margins in specific geographic regions.
Various laws and regulations associated with the Internet and data privacy are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them. Although we have implemented procedures designed to comply with international best practices, we have not undertaken a formal legal review to determine our compliance with data privacy and data security laws in jurisdictions outside South Africa. Furthermore, there can be no assurance that our employees, contractors and agents will not take actions in violation of any policies we do establish regarding data privacy, particularly as we expand our operations through organic growth and acquisitions. While they may take actions in violation of policies, the company remains responsible for and obligated to implement policies and enter into contracts with service providers that require appropriate protections. Any violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, results of operations and financial condition.
Additionally, as cloud computing continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.
Our solutions and products enable us to collect, manage and store a wide range of data related to fleet management such as mobile asset location and fuel usage, speed and mileage. We obtain our data from a variety of sources, including our customers and third-party providers. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information, as well as requirements that must be followed if a breach of such personal information occurs. The European Union and the United Kingdom have adopted legislation (including directives, national laws and regulations) that increase or change the requirements governing data collection, use, storage and disclosure of personal information in these jurisdictions.
The Protection of Personal Information Act, No 4 of 2013 (the "POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on 11 April 2014.The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and we do not believe the POPI Act’s implementation will have a material impact on our business.
We may also be subject to costly notification and remediation requirements if we or a third party determines that we have been the subject of a data breach involving personal information of individuals. Data breach notification regulations vary among the countries where we conduct business, and also vary among the states of the United States, and any breach of personal information could be subject to any number of these requirements.
We have sought to implement international best practices regarding data privacy and data security. We updated our website privacy policy in April 2014 and we are currently in the process of becoming ISO 27001 certified. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease and our costs could increase. We might also have to limit the manner in which we collect information, the types of information that we collect, or the solutions we offer. Any of these would materially and adversely affect our business, results of operations and financial condition.
A governmental challenge to our transfer pricing policies could impose significant costs on us.
Transfer pricing policies are a significant component of the management of our operations across international boundaries. Many countries routinely examine transfer pricing policies of taxpayers subject to their jurisdiction, challenge transfer pricing policies aggressively where there is potential noncompliance and impose significant interest charges and penalties where noncompliance is determined. Although the documentation of and support for our transfer pricing policies have not been the subject of a governmental proceeding beyond examination to date, there can be no assurance that a governmental authority will not challenge these policies more aggressively in the future or, if challenged, that we will prevail. We could suffer significant costs related to one or more challenges to our transfer pricing.
Reduction in regulation in certain markets may adversely impact demand for certain of our solutions by reducing the necessity for or desirability of our solutions.
Regulatory compliance and reporting is driven by legislation and requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. For example, in the United States, fleet operators can face numerous complex regulatory requirements, including mandatory Compliance, Safety and Accountability driver safety scoring, hours of service, compliance and fuel tax reporting. The reduction in regulation in certain markets may adversely impact demand for certain of our solutions, which could materially and adversely affect our business, financial condition and results of operations.
Failure to correctly implement any potential new Enterprise Resource Planning (“ERP”) and Billing System could have a material and adverse affect on our operations
We are currently assessing and evaluating the possibility of implementing a new Company-wide ERP and billing system with the aim of enabling management to achieve enhanced quality, reliability and timeliness of information; improved integration and visibility of information stemming from different management functions and countries; and optimization and global management of corporate processes.
The adoption of a new ERP and billing system, which would replace the existing accounting systems, poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data, and the potential instability of the new system. We are aware of the potential risks associated with a global system implementation and intend to adopt contingency plans to ensure business continuity.  However, there can be no assurance that a new ERP and billing system would be successfully implemented and failure to do so could have a material adverse effect on the Company’s operations.
Risks Relating to Intellectual Property
We have not traditionally relied on patents to protect our intellectual property, and we rely on trade secrecy laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, which provide only limited protection and may subject us to litigation.
Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently or in the future provide us with a competitive advantage. Our confidentiality agreements with our employees, licensees, independent contractors and other advisors may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights. We also rely to a limited extent on patent, trademark and copyright law.
While there are patent applications covering certain aspects of our Beam-e product pending in Brazil, and we have an additional patent application pending in South Africa covering a method for driver verification, we have traditionally not sought patent protection over our intellectual property. As a result, we may not be able to successfully defend our intellectual property from third-party infringement.
We cannot assure you that any future trademark registrations will be issued for pending or future applications, or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights, or that any such trademarks will not be challenged, invalidated, or circumvented.
Effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Any of the foregoing events could materially and adversely affect our business, results of operations and financial condition.
An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses.
The fleet management, mobile asset management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Much of this litigation involves patent holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own limited patent portfolio may provide little or no deterrence. We have been subject to such claims in the past and may be in the future.
We have not conducted comprehensive prior art searches to determine whether our solutions infringe the patent rights of third parties in our current markets or those we may enter in the future. Third parties may assert that we are infringing patents of which we are currently unaware and that would be disclosed by prior art searches. Our status as a newly public company in the United States will raise our visibility and may invite holders of patents who have not previously sought to enforce them against us to bring or threaten claims for infringement or seek to negotiate royalty or other payments from us. The fact that we have relatively few patents associated with our intellectual property means that we may not be able to successfully defend our intellectual property from third-party infringement. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
We cannot assure you that we will prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. In addition, we are obligated to indemnify some of our customers and other contract counterparties against third parties’ claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to redevelop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our solutions from the market could harm our business, financial condition and operating results.
Our software may contain undetected defects or software errors, which could result in damage to our reputation or market rejection of our products.
We must update our solutions quickly to keep pace with the rapidly changing market including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new versions. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be free from errors or defects, which could result in damage to our reputation or harm to our operating results.
We warrant that our hardware will be free of defects for various periods of time. The operation of the hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our fleet customers by “over-the-air” wireless communication of the updated firmware directly to our customers’ in-vehicle devices. If the firmware does not function as expected and it prevents the uploading of updated firmware, then the problem could not be corrected by an the over-the-air update and would require direct servicing of the installed on-board computer by trained personnel, which imposes a very significant cost on us. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of in-vehicle devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.

Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ in-vehicle devices or introduce malware into our customers’ in-vehicle devices, which could expose us to customer claims.
“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party, who has deep inside knowledge of our systems, to modify or disable our customers’ in-vehicle systems or introduce malware into our customers’ in-vehicle systems. No such incidents have occurred to date but there can be no assurance that they will not occur in the future. Damage to our customers’ in-vehicle devices as a result of such incidents could only be remedied through direct servicing of their installed in-vehicle devices by trained personnel, which would impose a very significant cost on us, particularly if the incidents were widespread. Moreover, such incidents could expose us to claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware or with our customers’ in-vehicle devices during such process could materially and adversely affect our business, financial condition and results of operations.
Any significant disruption in service on, or security breaches of, our SaaS platform or computer systems could compromise our information, damage our reputation and result in a loss of customers.
Our brand, reputation, and ability to attract, retain, and serve our customers depend upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. We collect and store sensitive data, including data transmitted from our customers’ in-vehicle devices concerning the location of their mobile assets as well as personally identifiable information concerning our customers and employees. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and operating results, including causing us to issue credits to customers, subjecting us to potential liability, reducing our customer retention rates, or increasing our cost of acquiring new customers, any of which would have the effect of reducing our revenue and could materially and adversely affect our business, results of operations and financial condition.
Any breach of our data or system security could result in our customer data being accessed, publicly disclosed, lost or stolen, our business and operations being interrupted, a loss of confidence in our products and services and other negative consequences such as civil liability, including under laws that protect the privacy of personal information, and regulatory penalties, any or all of which could materially and adversely affect our business, financial condition and results of operations.
In addition, we store data, host our solutions and serve all of our customers from our servers, which are located at third-party data center facilities in Algiers in Algeria, Amsterdam in the Netherlands, Muscat in Oman, Cape Town and Johannesburg in South Africa, London in the United Kingdom, and Ashburn, Virginia and Miami, Florida in the United States. While we control and have access to the servers and most of the physical components that are located in these external data centers, we do not control the operation of these facilities or certain equipment. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Third-party operators of our data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our secure third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.
Certain of our customer agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these customers with credits for future subscriptions, provide services at no cost or pay other penalties, which could adversely impact our revenue. Additionally, if our contracted or physical capacity is unable to keep up with our growing needs, this could have an adverse effect on our business. Our disaster recovery systems are located at our third-party hosting facilities. We use a redundant architecture and regularly review and increase capacity. However, our systems have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services could materially and adversely affect our business, results of operations and financial condition, cause us to issue refunds to customers, subject us to potential liability, or adversely affect our subscriber retention rates.
Our solutions rely on third-party software and any inability to license such software from third parties could render our solutions ineffectual.
We rely on software and other intellectual property licensed from third parties, including mapping software and data from MapIt and Google, to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.
In addition, we incorporate open source software into our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could adversely affect our business.
We depend on third-party technology, including cellular and GPS networks, and any disruption, failure or increase in costs could impede the functionality of our solutions.
Two critical links in our current solutions are between in-vehicle devices and GPS satellites and between in-vehicle devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our in-vehicle devices, requiring retrofitting of our in-vehicle devices, could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility in order to maximize expected useful life of our in-vehicle devices. However, cellular carriers could in the future discontinue support for our currently utilized cellular technologies. Also, while we have included the ability to store GPS data in our in-vehicle devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would adversely affect our solutions’ functionality and utility and harm our financial results.
GPS is a satellite-based navigation and positioning system consisting of a network of orbiting satellites. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage and it is not certain that the U.S. government will remain committed to the operation and maintenance of GPS satellites in the future. In addition, technologies that rely on GPS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solutions. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals, but we cannot assure you that it will not do so in the future.
Our solutions integrate with third-party technologies and if our solutions become incompatible with these technologies, our solutions would lose functionality and our customer acquisition and retention could be adversely affected.
Our solutions integrate with third-party software and devices to allow our solutions to perform key functions. We cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products at all or without additional cost. Additionally, errors, viruses or bugs may also be present in third-party software that our customers use in conjunction with our solutions. Changes to third-party software that our customers use in conjunction with our solutions could also render our solutions ineffective. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our products until such issues have been resolved, which could damage our reputation and materially and adversely affect our business, results of operations and financial condition.

Risks Relating to South Africa
Fluctuations in the value of the South African Rand have had, and will continue to have, a significant impact on our results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect the price of our ADSs.
The South African Rand is the primary operating and financial reporting currency for our business operations. Depreciation in the South African rand may negatively impact the prices at which our ADSs trade. The U.S. Dollar/South African Rand, Euro/South African Rand, Australian Dollar/South African Rand and British Pound/South African Rand exchange rates have historically been volatile and we expect this volatility to continue. We provide detailed information about historical U.S. Dollar/South African Rand exchange rates in “Item 3A. Selected Financial and Operating Data.”
Due to the significant fluctuation in the value of the South African Rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of our ADSs and/or increase their volatility.
Proceeds from the IPO are held in U.S dollar and therefore subject to the South African Rand/U.S. Dollar exchange fluctuations. We also operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the Euro, the Australian Dollar and the British Pound. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. We have implemented a foreign currency hedging policy to reduce our net exposure to fluctuations in foreign currencies which is primarily based on economic hedging principles, as opposed to using derivative financial instruments, to protect against fluctuation in cash flow. We do not attempt to hedge currency translation risk. Our future attempts to hedge against foreign currency risk could be unsuccessful and expose us to losses.
If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.
The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the codes of good practice and industry charters published pursuant thereto, collectively “BBBEE,” has established a legislative framework for the promotion of broad-based black economic empowerment. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013. We anticipate that the new BBBEE Codes, which will be transitioned in by April 2015, may negatively affect our BBBEE scorecards, which we believe may also be the case for our local competitors. There are currently many interpretation issues regarding the new BBBEE Codes, which may be clarified in the Technical Guidance Notes which are yet to be issued.
BBBEE objectives are pursued in significant part by requiring parties who contract with corporates, governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through satisfaction of an applicable scorecard. Parties improve their BBBEE score when contracting with businesses that have earned good BBBEE ratings in relation to their scorecards (this includes black owned businesses). We have two material contracts both requiring us to maintain a BBBEE rating level 4 as measured under the revised BBBEE scorecard. The combined value of these contracts was 6.3% of our total revenue for fiscal year 2014. One of these agreements has a 36-month term and requires us to meet further specifically agreed compliance targets. This is measured on a quarterly basis and relates to equity ownership, preferential procurement (sub-contracting) and skills development.  Failure to comply or to progress on these targets will allow the client to cancel the agreement.
It will be important for us to achieve applicable BBBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, employment equity, preferential procurement from businesses with significant black ownership, skills development and corporate social development. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BBBEE objectives under the new scorecard when it comes into operation. Failing to achieve applicable BBBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
We face the risk of disruption from labor disputes and changes to South African labor laws, which could result in significant additional operating costs or alter our relationship with our employees.
Our operations may be materially affected by changes to labor laws. South African laws relating to labor that regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs. In addition, future changes to South African legislation and regulations relating to labor may increase our costs or alter our relationship with our employees. Resulting disruptions could materially and adversely affect our business, results of operations and financial condition.
Socio-economic inequality in South Africa or regionally may subject us to political and economic risks which may affect the ownership or operation of our business.
We are incorporated and own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa. South Africa was transformed from a racially based government into a democracy in 1994, with successful rounds of democratic elections held under a modern constitution during 1994, 1999, 2004, 2009 and most recently, in May 2014. We fully support government policies aimed at redressing the disadvantages suffered by the majority of citizens under the previous non-democratic dispensation and recognize that in order to implement these policies, our operations and profits may be impacted. However, South Africa faces many challenges in overcoming substantial racial differences in levels of economic and social development among its people. While South Africa features highly developed and sophisticated business sectors and financial and legal infrastructure at the core of its economy, large parts of the country's black population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. In addition, South Africa also has higher levels of crime and unemployment than the United States.
The ruling party which has controlled the South African government since democracy has committed itself to creating a stable, democratic, free market economy, which it has achieved to a great extent. It remains difficult however, to predict the future political, social and economic direction of South Africa or the manner in which any future government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on our business. Furthermore, there has been regional political and economic instability in countries neighboring South Africa, which could materially and adversely affect our business, results of operations and financial condition.
Although political conditions in South Africa are generally stable, changes may occur in the composition of its ruling party or in its political, fiscal and legal systems which might affect the ownership or operation of our business, which may, in turn, materially and adversely affect our financial position. These risks may include changes in legislation, arbitrary interference with private ownership of contract rights, and changes to exchange controls, taxation and other laws or policies affecting foreign trade or investment. Any changes in investment regulations and policies or a shift in political attitudes in South Africa are beyond our control and could materially and adversely affect our business, financial condition and results of operations.
The economy of South Africa is exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.
The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins.
Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in South Africa.

Our financial flexibility could be constrained by South African currency restrictions, which, in turn, could hinder our normal corporate functioning.
South African companies are subject to exchange control limitations, which could hinder our normal corporate functioning, particularly given our significant expansion outside of South Africa in recent years. Exchange controls have been relaxed in recent years and may continue to be relaxed (for example we have established a domestic treasury management company which is discussed in "Item 10D. Exchange Controls"). However South African companies remain subject to certain restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area, which includes South Africa, Namibia, Lesotho and Swaziland. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. These restrictions or any adverse changes to these restrictions could materially and adversely affect our business, results of operations and financial condition.

Risks Relating to an Investment in our Ordinary Shares and American Depositary Shares or "ADSs"
Sales of our ordinary shares may adversely affect the prices of our ordinary shares and ADSs.
Sales of substantial amounts of our ordinary shares in the public market, including sales by our officers, directors and principal shareholders, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares or our ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares or ADSs prevailing from time to time.
The price of our ordinary shares or ADSs may be volatile and fluctuate significantly, which could result in substantial losses for investors.
Market prices for securities may be volatile in response to various factors, some of which are beyond our control. Such volatility could negatively impact the perceived value and market prices of our ordinary shares or ADSs. In addition to the risks described in this “Risk Factors” section of the annual report, some of the factors that may cause these market prices to fluctuate include:

•	actual or anticipated fluctuations in our financial results or the financial results of our competitors;

•	loss of existing customers or inability to attract new customers;

•	actual or anticipated changes in our growth rate;

•	our announcement of results for a financial reporting period that are lower than expected, whether caused by our results of operations or by currency fluctuations;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our solutions to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	changes in our capital structure, including issuances or repurchases of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products, technologies, services, contracts, acquisitions, or strategic alliances;

•	success of competitive products or services;

•	regulatory developments in South Africa, the U.S. or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	breaches of security;

•	general perception of the future of the fleet and mobile asset management market or our solutions;

•	sales of ADSs or ordinary shares by our shareholders;

•	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs; and

•	changes in general economic, industry, and market conditions.
We issue quarterly press releases and other disclosure of our financial results. Our quarterly operating results will fluctuate in the future as a result of a variety of factors, including, but not limited to, our ability to accurately forecast revenue and appropriately plan our expenses, long sales cycles for our enterprise fleet management solutions, service outages or security breaches and any related occurrences which could impact our reputation and fluctuations in currency exchange rates. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our ordinary shares and the ADSs could decline substantially.
In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially harm the market price of our ordinary shares and ADSs. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.
Exchange rate volatility may adversely affect the market price of the ADSs and any dividends payable to ADS holders.
As discussed above and further discussed below, there have been significant fluctuations in the exchange rate between the South African Rand and the U.S. Dollar. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the South African Rand, thereby decreasing the U.S. Dollar value of the ADSs and any dividends or distributions paid on the ordinary shares underlying the ADSs.
 Our shares trade on more than one market and this may result in price variations.
Our ordinary shares have been traded on the JSE since 2007, and the ADSs have been traded on the New York Stock Exchange or "NYSE" since August 2013. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (U.S. Dollars on the NYSE and South African Rand on the JSE), and at different times (resulting from different time zones, trading days and public holidays in the United States and South Africa). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the JSE could cause a decrease in the trading price of the ADSs on the NYSE.
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition, particularly after we are no longer an “emerging growth company.”
We are required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission or "SEC". Complying with these reporting and regulatory requirements is time consuming, which may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the requirements of the Sarbanes-Oxley Act of 2002 ("SOX"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports (and we must file or make public certain additional information reports in our home country) with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups or "JOBS" Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.
Certain provisions of South African law may limit or otherwise discourage a takeover or business combination that could otherwise benefit our shareholders.
Various transactions including, without limitation, those which result in a person, or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% of more of the voting rights at meetings of our shareholders will be subject to the Fundamental Transactions and Takeover Regulations, or the “Takeover Regulations,” promulgated in terms of the Companies Act, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.
A transaction will be subject to the approval of the competition authorities in terms of the Competition Act No 89 of 1998, as amended, or the “Competition Act,” if it results in the acquisition of “control,” as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction (falling within its scope) from being implemented without the necessary approvals.
To the extent applicable, a transaction may be subject to JSE Listings Requirements as well as the approval of the Exchange Control Department of the South African Reserve Bank, and other applicable regulatory bodies. In addition, certain fundamental transactions such as mergers, amalgamations, schemes of arrangements and sales of a majority of a company's assets, require the approval of shareholders exercising 75% of the voting rights, and if 15% or more of a company's shareholders vote against the transaction, any dissenting shareholder may, within five days, require the company, at its expense, to obtain court approval before implementing the resolution. Even if less than 15% of the shareholders vote against the resolution, any dissenting shareholder may apply to court for a review of the transaction. Such regulations, including the Takeover Regulations and the Competition Act, may have the effect of delaying, deferring or preventing a change in control of us including an extraordinary transaction (such as a merger, tender offer, scheme of arrangement or sale of all or substantially all of our assets) that might provide a premium price for our shareholders.
The concentration of ownership of our capital stock limits your ability to influence corporate matters.
At June 27, 2014 our executive officers, directors, current 5% or greater shareholders and entities affiliated with them beneficially own approximately 48.7% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. Also, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See “-Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.” Consequently, this concentration of ownership may have the effect of preventing us from financing or completing an acquisition, delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.
Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.
The authority of our Board of Directors to issue additional securities is limited by JSE listings requirements and certain provisions of the Companies Act and Memorandum of Incorporation, and as a result we may be unable to access the capital markets on a timely basis when it is opportune to do so. Under the JSE listings requirements, the issuance of equity securities, or securities convertible into equity securities, for cash by our Board of Directors requires shareholder approval, either by means of a specific authority for a specific transaction or by way of a general authority, for a limited time period. If a general authority is not in place, we may experience extended delays and uncertainty in seeking shareholder approval of financing transactions and as a result may be unable to execute financings with available investors, on advantageous terms or at all. Moreover, while a general authority could allow our Board of Directors to issue for cash additional ordinary shares representing up to 15% of the ordinary shares outstanding at the time of the general authorization, as a practical matter, shareholders in the South African market are often reluctant to grant general authorities up to the 15% threshold. A general authorization would not permit our Board of Directors to issue ordinary shares for cash with a greater than 10% discount to the 30-day volume-weighted average price, or “VWAP”, as of the issuance date, which, if we were to experience significant financial difficulties in the future, could prevent us from obtaining funds when needed. Shareholders owning greater than 25% of our outstanding ordinary shares have the ability to block an issuance of ordinary shares for cash or any approval of a general authorization to our Board of Directors. Our concentrated ownership structure exacerbates the delays and limitations on capital markets transactions described above and could materially and adversely affect our business, results of operations and financial condition. While we will be able to issue non-convertible debt securities without shareholder approval, we will not be able to grant any voting rights to debt holders, which would be likely to increase the cost of any such debt issuance to the Company.
The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.
Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At June 30, 2014, total market capitalization amounted to R11,931.5 billion ($1,126.1 billion) and this market capitalization was represented by 387 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited. The Bank of New York Mellon or ‘‘BNYM’’ serves as depositary (‘‘the depositary’’) with respect to the ADSs.
Holders of our ADSs in the United States may have difficulty bringing actions, and enforcing judgements, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
We are incorporated in South Africa. Most of our directors and senior management (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or us a judgement obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the Unites States or any state thereof. A foreign judgement is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court that pronounced the judgement had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts

•	the judgement is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgement has not lapsed;

•
the recognition and enforcement of the judgement by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgement was not obtained by fraudulent means;

•	the judgement does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgement is not otherwise precluded by the provisions of the South African Protection of Businesses Act 1978, as amended, or the “POB Act.”
It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgement was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgement and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.
It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not a resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely impact the price of our ADSs and result in a less active trading market for our ADSs.
We are an “emerging growth company,” as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 (b) of SOX for an extended period of time.
We intend to take advantage of these disclosure exemptions until we are no longer an “emerging growth company.” We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, as a result, it may adversely impact the price of our ADSs and there may be a less active trading market for our ADSs.
We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the 2019 fiscal year;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.
We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic listed companies, and are permitted in some cases to follow corporate governance standards applicable to South African companies, which may limit the protections afforded to investors.
We are a “foreign private issuer” for purposes of SEC rules and within the meaning of the NYSE corporate governance standards. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that are less frequent and in certain respects less detailed than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports on the same basis as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act.
In addition, under the NYSE corporate governance standards, a foreign private issuer may elect to comply with the practices of its home country and not to comply with most corporate governance requirements applicable to U.S. companies with securities listed on the NYSE. We currently follow South African practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of domestic companies that are subject to all NYSE corporate governance requirements. For example, NYSE-listed companies that are not foreign private issuers are required to have a board of directors a majority of which satisfy NYSE listing standards for independence and to have fully independent audit, compensation and nominating committees of the board of directors. Although our Audit and Risk Committee members will be required to meet independence standards established by SEC rules, our independent directors will otherwise be subject to applicable South African standards for independence, which are different. Our Nominations and Remuneration Committee members will also be subject to applicable South African practice on corporate governance.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404(a) of SOX and if we fail, for any reason, to effectively or efficiently implement new internal control procedures for compliance with Section 404(a) of SOX, we will incur additional costs in addressing our non-compliance and our stock price could decline due to related market concerns.
We will be required to comply with the internal control evaluation and certification requirements of Section 404(a) of SOX by the end of our 2015 fiscal year. While we intend to achieve compliance within the time required, we may not be able to meet the Section 404(a) requirements in a timely manner. If it is determined that we are not in compliance with Section 404(a), we will be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses during the implementation of these changes and thereafter. We will need to hire additional qualified personnel in order for us to be compliant. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.
Holders of the ADSs may not receive dividend payments, which could cause you to lose some or all of the value of any dividend distribution.
Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval becomes necessary and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is permissible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency or distribute a payment to you, you may lose some or all of the value of any dividend distribution.
Following the completion of our IPO of ADSs, we discontinued our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.
ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.
ADS holders do not hold ordinary shares directly and thus are subject to, among others, the following additional risks:

•	as an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the depositary as permitted by the deposit agreement;

•
distributions on the ordinary shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution; and

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.
You must act through the depositary to exercise your voting rights, as a result of which you may be unable to exercise your voting rights on a timely basis.
As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and the securities exchange news service of the JSE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the depositary as soon as practicable of any applicable meeting date. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. Subject to satisfaction of the foregoing standard, there is no specified number of days within which the depositary must mail ADS holders the notice of meeting and voting instructions. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions may not be voted at all.
Judgments of South African courts with respect to the ADSs will be payable only in South African Rand, which could expose any prevailing party to exchange rate risk until the judgment is collected.
If proceedings are brought in a South African court seeking to enforce the rights of holders of the ADSs, any judgment made in favor of such holders, even if the judgment is on an obligation deemed to be denominated in U.S. Dollars, could only be made or awarded in South African Rand based on the exchange rate in effect at the time the judgment is entered. The prevailing party in such proceeding would therefore bear exchange rate risk until the judgment could be collected and converted into another currency.
By purchasing ADSs, holders will irrevocably submit to the jurisdiction of state or federal courts in New York, New York in connection with any legal suit, action or proceeding relating to the deposit agreement or the ADSs.
By purchasing ADSs or an interest therein, holders of ADSs irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the ADSs, may only be instituted in a state or federal court in New York, New York, and by purchasing ADSs or an interest therein holders irrevocably waive any objection to the laying of venue of any such proceeding. We have agreed to indemnify the depositary and its agents under certain circumstances. Neither the depositary nor any of its agents will be liable to holders or beneficial owners of ADSs or interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
There is a risk that we will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders of ordinary shares or the ADSs.
We may be classified as a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequence to U.S. holders.
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a PFIC for U.S. federal income tax purposes for our current taxable year ended March 31, 2014. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10E. Taxation - PFIC Rules.”

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY
MiX Telematics Limited is a public company incorporated in the Republic of South Africa. Our registered offices are located at Matrix Corner, Howick Close, Waterfall Park, Bekker Road, Midrand, South Africa; our telephone number is +27-11-654-8000 and our web address is www.mixtelematics.com. We currently have our primary listing on the JSE and have a secondary listing of our American Depositary Shares or "ADSs" on the NYSE.
We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. Matrix Vehicle Tracking Proprietary Limited was renamed TeliMatrix Proprietary Limited in 2001, TeliMatrix Limited in 2007 and finally MiX Telematics Limited in 2008 subsequent to our listing on the JSE.
In 2007, we acquired Control Instruments OmniBridge Proprietary Limited and certain affiliated entities (which we refer to collectively as “OmniBridge”), which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge stock acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful U.S. IPO of ADSs, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition will enhance and broaden our fleet management smart phone application offerings.
We currently have offices in Midrand and Stellenbosch in South Africa, Kampala in Uganda, Birmingham and Swindon in the United Kingdom, Boca Raton, Florida in the United States, Dubai in the United Arab Emirates, Perth, Melbourne and Brisbane in Australia and São Paulo in Brazil. Our agent for service of process in the United States is MiX Telematics North America, Inc. 750 Park of Commerce Blvd., Suite 100, Boca Raton, Florida 33487.
For further information on our principal investments and capital expenditures, see the description of our business in ‘‘Item 4B. Business Overview’’ and ‘‘Item 5B. Liquidity and Capital Resources’’.
4B. BUSINESS OVERVIEW
Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service or "SaaS". Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platform, which allows us to collect, analyze and deliver information based on data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports.
We have a global presence, with customers located in more than 120 countries across six continents. We currently serve a highly diverse customer base, including more than 4,500 fleet operators, which represented approximately 70% of our subscription revenue for fiscal year 2014. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 100 or more vehicles. Large fleets accounted for approximately 80% of our fleet subscriptions at March 31, 2014. We believe we have a satisfied customer base and, among our more than 290 large fleet operator customers, we experienced an annual customer retention rate in excess of 94% in fiscal year 2014. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, BP, Chevron, Cummins, Linde Gas, Nestlé, PepsiCo, Praxair, Rio Tinto, Scania, Schlumberger, Shell, Weatherford and Worley Parsons. We also offer a range of subscription-

based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.
We have consistently grown our customer base. As evidence of this growth, subscribers, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 23.3% from April 1, 2011 to March 31, 2014, and as of March 31, 2014 we tracked and managed over 450,000 subscribers. As a further indicator of our scale, in fiscal year 2014, we collected data on an average of approximately 79 million trips per month representing as many as 4.8 billion vehicle locations per month. The monthly price charged per subscriber varies among our customers depending on the services and features they require, hardware options, the customer size and the geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of subscribers but also by the evolving mix of our subscriber base. For fiscal year 2014, our subscription revenue was R853.7 million ($80.6 million), total revenue was R1,271.7 million ($120.0 million), Adjusted EBITDA was R282.2 million ($26.6 million) and profit for the year was R151.6 million ($14.3 million), representing 24.3%, 8.6%, -3.0% and 18.0% growth or decline over the prior year, respectively. See “Item 3A. Selected Financial and Operating Data” for our definition of Adjusted EBITDA and prior year revenue figures. A reconciliation of Adjusted EBITDA to profit for the year is presented in ''Item 3A. Selected Financial and Operating Data.''

Industry Overview
Challenges Facing Fleet Operators Worldwide
Fleet managers operate in an increasingly competitive and highly regulated global environment. Timely and accurate decision-making enabled by solutions that provide real-time visibility into vehicle location and driver performance is critical to managing a safe, efficient fleet. In some developing areas of the world, ensuring driver and vehicle safety and security is also particularly challenging given high crime rates, which have resulted in automotive insurance mandates and regulatory requirements for vehicle tracking. Consequently, fleet managers and consumers demand solutions that promote driver and passenger safety, mitigate risk, improve stolen vehicle recovery rates and reduce automotive insurance rates. The business environment for fleet managers is further complicated by the large number of transportation-related regulatory and compliance requirements worldwide, and the frequency with which rules and regulations change.
Legacy fleet management solutions inadequately address industry needs as many use discrete manual processes, such as spreadsheet- and paper-based systems and mobile phones, to monitor fleets. These approaches are labor intensive, do not provide continuous monitoring of fleets, make it difficult to optimize fleet utilization and manage operating costs and generate minimal business intelligence. Additionally, legacy fleet management technology frequently provides limited functionality beyond basic location-based tracking and makes it difficult for fleet operators to fully benefit from the cost savings and efficiency improvements associated with more robust fleet management offerings.
Fleet operators face many significant challenges, which can include:

•
Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented approximately 84% of total trucking operational costs per mile in 2012. Certain driving behaviors, such as speeding, harsh acceleration and excessive idling can contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

•
Poor visibility into fleet operations. Fleet operators frequently maintain vehicles across multiple geographic regions and often lack visibility into their fleets and oversight of their drivers. Poor fleet visibility makes it challenging to optimize fleet utilization, vehicle fleet size and miles driven while still meeting core business and customer servicing requirements. Poor driver oversight makes it difficult for operators to validate hours worked or customers visited, incentivize greater efficiency and discourage unproductive, undesirable or dangerous worker behavior.

•
Challenges in maintaining regulatory compliance. Internal compliance and reporting is driven by legislative and regulatory requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. This can be particularly burdensome for fleet operators managing large vehicle fleets in multiple jurisdictions. For example, in the U.S., fleet operators can face numerous complex regulatory requirements, including mandatory hours of service compliance and fuel tax reporting.

•
Challenges in managing risk. Fleet operators are responsible for hiring, training and identifying risks associated with their drivers. Vehicle crashes are a leading cause of workplace injury and lead to significant costs for fleet operators, including financial liability and increased insurance premiums. Fleet operators need visibility into driving behavior to proactively identify and remediate drivers with poor driving habits.

•
Inefficient data management. Fleet operators receive operational information from many disparate sources, including communications from their technicians and customers, paper-based reports, third-party receipts for items such as fuel purchases, vehicle maintenance logs and customer invoices. While simply collecting this unstructured data is burdensome, organizing and analyzing the data to identify trends and other actionable business intelligence can be even more challenging.

Challenges Facing Fleet Operators and Consumers in Developing Markets
In certain developing regions of the world, driver safety and vehicle security are significant concerns given high crime rates and the impact these higher crime rates have on consumers, insurance costs and regulatory requirements. More specifically, fleet operators and consumers often need to address challenges including:

•
Managing the impact of crime. Vehicle crime rates in developing regions of the world often far exceed those in the U.S. and Western Europe, incurring potentially significant costs for fleet operators and consumers. For example, we estimate that the rate of vehicle theft in South Africa is approximately three times higher than that in the U.S.

•
Reducing insurance costs. In developed and developing regions, insurers often provide incentives for fleet operators and consumers who subscribe to a safety and security mobile asset management solution. Some insurance providers will not insure vehicles that lack a tracking solution or will make the insurance premium cost prohibitive without one. Furthermore, insurance provider interest in safety and security solutions has increased following the introduction of driver performance monitoring solutions, which can enable innovative usage-based insurance and claims management initiatives.

•
Complying with regulatory mandates. Some emerging economies, such as Brazil, are enacting or considering enacting regulations that require the installation of vehicle tracking devices in all new automobiles.

Industry Trends
There have been substantial advances in the capabilities, reliability and affordability of technologies that can be used to cost-effectively collect and disseminate large amounts of vehicle data. GPS positioning and advanced on-board systems generate valuable, objective real-time information, which provides the basis for driver and vehicle management solutions. Similarly, significant advances in the performance, reliability and affordability of fixed and wireless networks, computing power and data storage capabilities have supported the rise of cloud computing that enables the delivery of SaaS. These technological advances and market shifts have helped to foster demand for subscription-based fleet and mobile asset management solutions like ours.
While fleet and mobile asset management solutions can offer a wide range of features and benefits, the reasons for adopting these solutions often vary by customer type and geography. In developed regions, including North America and Western Europe, many fleet operators adopt fleet management software solutions in order to obtain greater visibility over their vehicles and mobile workforces, to achieve cost savings through efficiency improvements, including reduced fuel consumption, and to reduce regulatory compliance burdens. In many developing regions, including Eastern Europe, Latin America, Africa and parts of Asia, the security and asset protection features afforded by vehicle tracking and monitoring, resulting in greater asset visibility and a lower impact of theft, are also important reasons for the adoption of fleet and mobile asset management solutions. In Australia, Asia, parts of Europe and the Middle East, compliance with health and safety standards and policies are a key reason for adoption of these systems. Recognizing the variety of motivations influencing our existing and potential customers is an important aspect of developing and marketing our solutions.

Market Opportunity
We believe that the addressable market for our fleet management solutions is large, growing and under-penetrated. According to a report by ABI Research, there were more than 298 million commercial vehicles in operation globally at the end of 2013 and commercial telematics market penetration was approximately 6.6%. The report forecasts that the number of commercial vehicles utilizing commercial telematics will nearly triple by the end of 2017.
In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and under-penetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 33 million non-commercial passenger vehicles in operation in South Africa and Brazil, our current geographic focus for passenger vehicle mobile asset management solutions. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.

Our Solutions
Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks, and in fiscal year 2014, we collected data on an average of approximately 79 million trips per month representing as many as 4.8 billion vehicle locations per month.
The key attributes of our solutions include:

•
Highly scalable solutions. We have built our software solutions to scale and support geographically distributed fleets of any size. We currently provide services to more than 450,000 subscribers with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 vehicles.

•
Robust portfolio of features addressing a full range of customer needs. We believe we offer one of the broadest ranges of features for fleet and mobile asset management available. For example, for fleet efficiency, we offer vehicle tracking and analysis, fuel consumption and mileage analysis; for regulatory compliance, we offer compliance monitoring, hours of service tracking and fuel tax reporting; for driver improvement, we offer in-vehicle video monitoring and in-cab real-time driver feedback; for risk management, we offer driver scoring and analysis; and for safety and security, we offer vehicle tracking, crash notifications and vehicle theft recovery.

•
Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand. For example, our FM-Web fleet management solution includes data reporting and analysis tools with more than 72 standard reports and the ability of customers to request custom fleet, vehicle and driver reports. We also offer a premium web-based business intelligence engine with enhanced analytics, reporting and data visualization tools for those customers seeking to perform highly granular analyses of large quantities of historical and real-time data.

•
Easily accessible, intuitive applications. Our web-based solutions are accessible from fixed and mobile computing devices, and provide vehicle and fleet information, dashboard views and alerts and the ability to generate analytical reports from an office or a remote location. Our customers can choose to access our solution via an intuitive web-based interface or through our custom mobile applications developed for the Android and iOS mobile platforms. Fleet operators can also use our software development kits and application program interfaces to integrate our solution directly with their software systems, such as transportation management software, route planning systems and enterprise resource management software.

•
Software-as-a-service powered by a proven, reliable infrastructure. Our use of a multi-tenant SaaS architecture allows us to deliver fleet management applications that are highly functional, flexible and fast while reducing the cost and complexity associated with customer adoption. We support our SaaS delivered solutions with a proven infrastructure of redundant servers and other hardware located in secure third-party data centers. Over the last three years, we have consistently maintained overall system uptime of over 99.8%.

Our Offerings
We offer a range of solutions to address the needs of diverse customer segments. Our primary subscription-based offerings are:

•
FM-Web. FM-Web is our premier commercial fleet management system. It is a highly scalable SaaS platform for managing enterprise and small vehicle fleets. FM-Web can be used to manage enterprise fleets which have over 15,000 vehicles. Fleet management systems provide a wide variety of complex data pertaining to driver behavior and the location, status and operational cost of vehicles and fleets. FM-Web is an interactive, web-based system providing secure access to this complex data in a simple, intuitive manner. FM-Web gives users live and historical views of driver and vehicle performance information, including vehicle tracking and status information as well as alerts and notifications which are the foundation of FM-Web. Together with our integrated Insight Reports, FM-Web provides fleet managers with actionable business intelligence in the form of reports and fleet analytics. The front-end of this system has been completely refreshed under an internal project known as DynaMiX, which is designed to enhance the user experience and allow faster roll-out of additional features. DynaMiX will go live in the first half of fiscal 2015. Customers can also subscribe to premium subscription-based applications associated with FM-Web, such as:

◦
MiX Insight Analyzer, a sophisticated business intelligence suite that allows for the potential discovery of hidden trends and the implementation of innovative decisions. Our customers are able to annotate and collaborate on findings in real-time using MiX Insight Analyzer’s social business discovery capabilities, which include items such as screenshots and annotations, shared bookmarks and Microsoft Office® integration.

MiX Vision, an on-road and in-vehicle video recording solution, that allows fleet managers to record and monitor driver behavior and events. We believe MiX Vision addresses an important market need for in-vehicle surveillance, and MiX Vision is fully integrated with our premium fleet management solutions to enable event-driven or time based video recording.

◦
MiX Rovi, an in-vehicle display and communications system allowing fleet operators to streamline their fleet operations through improved communication between drivers and their back offices. Customized data inputs are configured in FM-Web and can be updated locally or remotely via the Internet. For example, a fleet operator of delivery vehicles can set custom data inputs for information relating to deliveries, such as quantities delivered and collected, times of arrival and departure or time spent at unscheduled stops.

◦
MiX RIBAS, an in-cab driving aid that helps drivers improve their driving style. Using an unobtrusive system of symbols with red, amber and green status lights accompanied by audible warning tones, drivers receive feedback on their driving style in real-time, enabling customers to manage improvements in driver and vehicle performance and reductions in fuel consumption and accident rates.

◦	MiX Trailer Tracking, an in-trailer tracking solution that delivers data directly to FM-Web allowing fleet managers to track and manage trailers independently from their truck tractors.

•
MiX Locate. MiX Locate is our mid-range fleet management system designed to provide vehicle and fleet tracking, location, driver event and status information without the complexity of a full enterprise fleet management system. By providing real-time information in an intuitive and user-friendly format, MiX Locate provides fleet operators with the essential information needed to efficiently and effectively manage and operate their vehicle fleets. Customers can access MiX Locate data and reporting functionality via a web-based interface or our mobile applications.

•
Matrix. Our Matrix suite of mobile asset management solutions is designed for entry-level fleets and consumers. The Matrix range of solutions can provide real-time and historical vehicle tracking and positioning, unauthorized vehicle use alerts, panic emergency response, crash alerts, fuel tax logbooks and vehicle maintenance notifications. Users can access their Matrix subscription functionality via a web-based interface or our mobile applications.

•
Beam-e. Beam-e leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. Each Beam-e device communicates with other nearby devices in order to form a crowdsourced network that interfaces with our systems. Rental car companies, consumers and owners of high-value mobile assets can use Beam-e to provide entry-level tracking and recovery services at an upfront cost and monthly subscription price point that is well below the cost of traditional vehicle tracking solutions. We currently offer Beam-e in South Africa and we intend to introduce a Beam-e solution in other countries in the future.
Customers deploy our solutions to collect real-time data from their vehicles and transmit this information to our secure third-party data centers for processing. We generally design our hardware and firmware in order to ensure their modularity and interoperability with our core subscription offerings. We outsource the manufacturing of these devices and seek to drive device costs down over time in order to reduce the upfront investment required by our customers. In addition to sales of these devices to customers, we offer customers the option of leasing our devices, further reducing the capital investment required to access our solutions.
We believe our modular, proprietary designs give us an advantage over competitors who rely on third-party commodity in-vehicle devices because we are able to provide more customized solutions through our proprietary devices. Currently, our primary in-vehicle devices are the FM Communicator and FM Tracer for enterprise fleet management, MX1000 for consumer vehicle management and Beam-e for entry-level vehicle and asset tracking and recovery. We are in the process of introducing the MX2000 for consumer and small fleet vehicle management in Brazil.
Principal features associated with our subscription-based offerings include the following:

•
Vehicle tracking alerts. Our vehicle tracking alerts allow our customers to pinpoint the exact locations of vehicles using real-time data. Notifications about vehicle activity and status are accessed through a web-based interface or our mobile applications. Our customers also have the ability to access historical tracking data for analysis.

•
Location management. Our location management and geofencing features allow customers to easily designate geographic areas in which vehicles are allowed or not allowed to travel or areas deemed dangerous or high risk. Customers receive notifications when a vehicle enters or exits unauthorized regions or locations.

•
Vehicle security. Our vehicle security solution provides our customers with security options tailored to individual requirements. We offer vehicle tracking and recovery features, providing safety and security for our customers and their vehicles and helping to reduce the costs associated with theft.

•
Reporting. We provide our customers with on demand reports enabling access to a wide range of fleet data. Our reports contain detailed information about driver behavior, vehicle location, idle time, miles and hours driven, average speed, acceleration, crash analysis and vehicle diagnostics. We also offer premium data visualization and business intelligence tools.

•	Regulatory compliance. Customers can use our solutions to assist in regulatory compliance, for example hours of service and fuel tax reporting.

•	Vehicle and driver management. We provide functionality for customers to manage licenses, registrations, certifications and other vehicle and driver requirements.

•
Messaging. With the addition of MiX Rovi to our fleet solutions portfolio, fleet operators can now communicate more efficiently and effectively with their drivers. Custom menus direct driver workflow, jobs and navigation, ensuring drivers arrive at the correct destination and improving communication between fleet operators and their drivers.

•
Mobile access. We provide information to users via a variety of mobile platforms, including iOS and Android, and provide our customers with access to actionable business intelligence on their vehicles and mobile assets from the office or remotely.

•
Application integration. Our software development kits allow our customers to integrate our applications with their existing enterprise software systems and allow for increased customization of our fleet reports, vehicle tracking alerts and location management features.

•
Supply chain transportation management. We offer our customers supply chain transportation management features for advanced routing, bulk transport management and field service management. Integrated supply chain transportation management software capabilities provide our customers with functionality for managing their investments in fleet assets, fuel management, stock management, maintenance optimization, route optimization and compliance and financial reporting integration, among other features.

Towards the end of fiscal 2014, we acquired a proprietary software development business from Roitech Proprietary Limited, a small developer of smartphone-based applications, targeted at field service management using a smartphone. These software solutions will allow our customers to increase their efficiency by leveraging the real-time visibility provided by our solutions.

Our Key Competitive Strengths
The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•
Globalized sales, distribution and support capabilities. We currently maintain a direct or indirect sales and support presence, with localized application support for 24 languages, in countries across Africa, Asia, Australia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, Bechtel Corporation, BP, Chevron, Cummins, Linde Gas, Nestlé, PepsiCo, Praxair, Rio Tinto, Scania, Schlumberger, Shell, Weatherford and Worley Parsons, who often prefer to consolidate disparate fleet management systems.

•
Solutions adaptable to multiple customer segments. We believe that by leveraging our common core technologies, personnel and systems, we can cost-effectively develop and sell a range of subscription-based fleet and mobile asset management solutions that are designed to meet the functionality and price needs of multiple customer segments, including fleet operators and consumers. Our fleet management solutions include targeted functionality to address the distinct needs of key industry segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing, as well as for the needs of consumers. We believe that offering a range of subscription-based solutions maximizes our ability to serve the addressable market and offers an appealing value proposition to our customers, while distinguishing ourselves from competitors that offer a single, one-size-fits-all solution.

•
Focus on safety and security. Most of our offerings incorporate safety and security features enabling our customers to enhance their drivers’ personal safety, encourage safe driving behavior, and protect their investment in their vehicles. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions. We perform training and land transport assessments for customers to assist them in establishing and maintaining safety levels. We believe our safety and security offerings also help our customers to reduce operating costs associated with the training of drivers.

•
Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology. We have made significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in September 2011, we introduced the Beam-e solution, which leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. In April 2013, we introduced MiX Vision, which provides customers with a premium subscription-based, in-vehicle video surveillance solution.

•
Longstanding, established market position. We have an 18-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators and consumers.

Growth Strategy
We intend to expand our leadership in our market by:

•
Acquiring new customers and increasing sales to existing customers. We believe the market for fleet and mobile asset management solutions is large and growing, creating a significant opportunity for us to expand our customer base. Additionally, we believe we have the opportunity to expand our fleet management market share among our existing customer base by demonstrating our value proposition, growing with the customer, introducing new and innovative value-added solutions and displacing legacy fleet management solutions.

•
Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 100 distribution partners outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil this year. We continue to expand our network of strategic and sales distribution partners in other regions of the world. In addition to our primary hosted datacenters that serve multiple geographies, we also establish hosted datacenters in specific countries where local conditions require that the data be retained in country. During fiscal 2014, we added hosted data-centers in Algeria and Oman.

•
Broadening our customer segment focus. We currently have customers across numerous industry segments, with the resources of our direct sales organization focused on premium customers in certain key segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. In the future, we may increase our product development initiatives and sales and distribution efforts in other industry segments, such as service fleets, and in other customer segments, such as small business fleets. We regularly evaluate opportunities to expand our target customer focus.

•
Continuing to introduce new, innovative solutions to address market demand. We intend to continue to invest in product development to expand our portfolio of fleet and mobile asset management solutions. During the 2013 fiscal year, we introduced MiX Vision, which offers a premium subscription-based, in-vehicle video surveillance solution. We are currently developing other extensions to our solutions portfolio based on our assessment of market demand. For example, following our acquisition of Intellichain, a supply chain management software business, we are currently developing elements of integrated transportation management software and with our recent acquisition of a proprietary software development business from Roitech Proprietary Limited we can start offering smartphone-based applications targeted at field service management.

•
Pursuing strategic acquisitions. Our industry is highly fragmented and we have consummated four acquisitions worldwide since our listing on the JSE in November 2007. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

Sales and Marketing
We offer our solutions in over 120 countries through a combination of our direct and indirect selling efforts. Our sales and marketing strategy is segmented by geographic region and customer type in order to cost effectively target and acquire new customers. In certain regions, we sell subscriptions of our fleet management solutions to large enterprise fleets through our direct sales force. In other regions, and for sales to small fleet operators and consumers, we work with an extensive distribution network of regional partners and national distribution dealers. Through our central services organization headquartered in South Africa, we provide common marketing, product management, technical and distribution support to each of our regional sales and marketing operations.
The following is a brief description of the main categories of our sales efforts.

•
Direct Sales. We focus our direct selling efforts on targeting, acquiring, servicing and upselling our premium solutions to large enterprise fleet operators and small fleet operators. We maintain sales offices in Australia, Brazil, South Africa, Uganda, the United Arab Emirates, the United Kingdom and the United States. These offices sell directly to large enterprise fleet operators and small fleet operators in their respective regions and are also responsible for channel management for fleet solution distribution partners throughout their regions. Our sales and marketing approach with fleet customers is generally based on a combination of return on investment and the improvements in safety and security delivered by our solutions. Our South African sales offices also sell directly to consumers.

•
Indirect Sales - Enterprise Fleet. We have over 130 fleet dealers supporting customers in more than 120 countries worldwide. These dealers are responsible for sales, marketing, technical support, installation and training of customers in their regions. We are introducing a partner accreditation program in order to assure a consistent customer experience across our dealers worldwide. We also offer marketing and support services to our dealers in order to enhance their selling success. We believe our large network of dealers provides us with a geographically diverse, highly effective channel for reaching local customers in countries where we do not currently have a direct presence.

•
Indirect Sales - Small Fleet Operators and Consumers. We currently manage a network of more than 600 distribution partners for our small fleet operator and consumer customers. Our distribution partners include automobile dealers, aftermarket automotive parts and service suppliers, automobile insurers and retailers. We believe our indirect distribution strategy for the small fleet operator and consumer markets provides us with a differentiated, cost-effective customer acquisition and sales model.

Our global network of independent dealers and distributors is an important component of our sales strategy. Our dealers and distributors account for a substantial percentage of our total sales, and sales generated by certain dealers and distributors individually represent a meaningful percentage of our revenue. One group of distributors under common ownership accounts for a substantial portion of our sales in the Africa consumer segment. The terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are mostly non-exclusive. They generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor.
Our revenue by geographic segment is set out in note 5 of the consolidated financial statements included in this annual report.

Customers
We currently serve a highly diverse customer base, including more than 4,500 fleet operators, which represented approximately 70% of our subscription revenue for fiscal 2014, as well as individual consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 100 or more vehicles. Large fleets comprised approximately 80% of our fleet customer subscriptions as of March 31, 2014. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.
Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 5.0% of our subscription revenues for fiscal year 2014. For fiscal years 2014, 2013 and 2012, our top 10 customers represented approximately 25.8%, 24.5%, and 23.6%, respectively, of our total subscription revenue.
The following is a representative list of some of our larger customers:

•	Baker Hughes

•	Basic Energy

•	Bechtel Corporation

•	Chevron

•	Daimler Fleet Management

•	Eskom

•	Europcar

•	Go Ahead Group

•	G4S

•	Nestlé

•	PepsiCo

•	Rio Tinto

•	Scania

•	Schlumberger
We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2014, among our more than 290 large fleet operator customers, we experienced an annual customer retention rate in excess of 94%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 82% during fiscal year 2014. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.

Service and Support
Installation of our solutions in our customers’ vehicles is generally provided by us or our third-party network, which includes dealers and distributors and installation partners. Customer care and technical support services are provided by our offices in Australia, Brazil, South Africa, the United Arab Emirates, the United Kingdom and the United States. In many cases, our dealers and distributors also provide customers with tier-one customer support services. Our regional offices and dealers and distributors are, in turn, supported by our central technical support team in South Africa that handles any escalated issues. Existing customers can also access customer and technical support directly through our web or mobile applications. Our technical support department is composed of a team of highly skilled staff who are familiar with all of our products, including our entire range of software and service solutions as well as our hardware.
We offer warranties of varying duration on our products. Product warranties are predominantly for a one-year period but periods of up to three years are provided in certain geographic locations. Our Beam-e product carries a lifetime warranty (to the extent that the unit remains in the vehicle into which it was installed for the original subscriber). Warranty expenses are not a significant portion of our total costs.

Research and Development
Our development group consists of 114 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in Stellenbosch, South Africa and we have additional local development resources in the United States and the United Kingdom. Our software development teams employ an agile development methodology, while our engineering teams use traditional waterfall project management methods. During fiscal years 2014, 2013 and 2012, we invested approximately R80.1 million ($7.6 million), R61.1 million and R57.1 million, respectively, in research and development.
Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, over the last 18 months, we have enhanced certain of our hardware components to extend their functionality and reduce manufacturing costs. We expect to release our next-generation fleet and asset management platform known as internally as DynaMiX during the first half of fiscal 2015.
We have been successful in expanding our product offerings over time through internal development and select acquisitions. During fiscal year 2014, we introduced four new, distinct solutions for new and existing customers and many incremental features.
We are ISO 9001-certified with a formalized quality policy and consistent monitoring of internal processes, supplier and solution performance. We are currently in the process of being ISO 27001-certified. We outsource all hardware manufacturing to third parties.

Technology
Our solutions are offered using a multi-tenant SaaS architecture that scales rapidly to support additional new subscribers through the addition of incremental data processing and storage hardware. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance, despite significant subscriber growth. Our existing architecture and infrastructure has been designed with sufficient capacity to meet our current and anticipated future needs. Our subscription-based fleet and consumer service offerings are designed to be accessible via a standard web browser or mobile device application.
Our solutions include a proprietary in-vehicle device that incorporates off-the-shelf components, generally including a cellular modem, GPS receiver and memory capacity sufficient to run our firmware, which gathers vehicle location, time, speed, ignition status, miles driven and various vehicle and driver statistics. This information is collected at a predefined frequency and then sent to our receivers at secure third-party data centers, generally via a commercial cellular network. The information is then processed and delivered to our customers through our web-based and mobile device applications. Our solutions enable our fleet customers to access large volumes of historical and real-time data, monitor the location and status of their fleet vehicles and drivers, view a wide selection of reports and key performance indicator dashboards and generate valuable, actionable business intelligence.
We host our solutions for our customers in secure third-party data centers located in Algiers in Algeria, Amsterdam in the Netherlands, Muscat in Oman, Cape Town and Johannesburg in South Africa, London in the United Kingdom, and Ashburn, Virginia and Miami, Florida in the United States. Our data management facilities provide us with both physical security, including manned security, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations.

Intellectual Property
We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights. We also rely to a limited extent on patent, trademark and copyright law. Patent applications covering certain aspects of our Beam-e product are pending in South Africa and Brazil, and we have an additional patent application pending in South Africa covering a method for driver verification.
We typically enter into non-disclosure and confidentiality agreements with our employees and consultants. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property.

Competition
The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as NavMan Wireless, to large global providers, such as Trimble. While we currently only compete with Trimble and Omnitracs on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Masternaut in Europe, we compete with Astrata for oil and gas fleet opportunities in the Middle East, and we compete with Tracker and Netstar for consumer and small fleet mobile asset management deployments in South Africa.

We believe the principal competitive factors in our market include the following:

•	functionality and reliability;

•	total cost of ownership;

•	breadth and depth of application functionality for fleet deployments;

•	product performance;

•	interoperability;

•	brand and reputation:

•	customer service;

•	distribution channels;

•	regional geographic expertise including localized language support and support for applicable government regulations;

•	size of customer base and reference accounts within key industry segments;

•	ability to deliver ongoing value and return on investment;

•	ease of deployment and ease of use;

•	relevant industry domain expertise and functionality; and

•	the financial resources of the vendor.
We believe that we compete favorably on the basis of these factors.

Employees
As of March 31, 2014, we had 939 full-time permanent employees and 100 part-time employees. The following table presents the breakdown of our employees at the date indicated by geographic location:

As of March 31, 2014
South Africa	793
United States	71
United Kingdom	45
United Arab Emirates	69
Australia	47
Brazil	12
Uganda	2
Total	1,039

Legal Proceedings
On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against our wholly-owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom we hired in May 2014 as President and Chief Executive Officer of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with contract. The claims against Mr. Kinford include breach of a non-competition agreement and non-disclosure agreement, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014. Mr. Kinford remains a defendant. On June 17, 2014, the Court denied the temporary restraining order sought by Inthinc and entered a corresponding order on June 19, 2014.
On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America. Inthinc alleges that MiX North America tortiously interfered with Mr. Kinford's employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford. The Court entered an ex-parte temporary restraining order against MiX North America on June 26, 2014, which was subsequently extended through to the preliminary injunction hearing on August 11, 2014. The Court has issued an expedited discovery order and a confidentiality order.
In each of the lawsuits, Inthinc is seeking injunctive relief and unspecified monetary damages. We believe that MiX North America and Mr. Kinford have meritorious defenses to Inthinc’s claims and intend to vigorously defend ourselves and Mr. Kinford against them. However, we are in the early stages of this litigation and we cannot predict its outcome.
From time to time, we have been and may become involved in further legal proceedings arising in the ordinary course of our business.
Government Regulation
We are subject to laws and regulations relating to our business operations, including laws applicable to providers of Internet and mobile services both domestically and internationally, as we collect data, including personal data, disseminate data and, in some cases, sell data. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, inadvertent disclosure and consumer protection in many instances is unclear or unsettled.
The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. We believe that as cloud computing continues to evolve, increased regulation by federal, state and foreign agencies becomes more likely, including in the areas of data privacy and data security. In particular, we believe that the dynamic regulatory environment in the United States and the European Union is likely to result in additional and increasingly complex regulation in these areas and that new laws governing data privacy and data security will be enacted in many other regions. Laws governing the solicitation, collection, processing or use of data could impair our ability to manage and report on customer data, which is integral to the delivery of our SaaS solutions. Increased regulation will require us to devote legal and other resources to address this regulation. We have not completed a legal review to determine our compliance with data privacy and data security laws. As we expand our business and operations, we will be required to devote increased resources to regulatory compliance.
Data privacy regulations and applicable laws in the United States, the European Union or elsewhere could limit our ability to use the data we gather from our customers, increase the cost of doing business and result in claims brought by our customers or third parties. As discussed below, South Africa, which is currently our largest market, is expected to adopt data privacy legislation in the near future.

South African Regulatory Environment
The Protection of Personal Information Act, No 4 of 2013 (the "POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014.The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and we do not believe its implementation will have a material impact on our business.
A number of existing South African statutes regulate electronic communications, including the Electronic Communications Act No 36 of 2005 and the Electronic Communications and Transactions Act No 25 of 2002, which apply to a number of aspects of our business. These statutes regulate the generation, communication, production, processing, sending, receiving, recording, retaining, storing, displaying and use of any information, document or signature by or in electronic form. The Electronic Communications and Transactions Act requires us to implement reliable and auditable procedures relating to records maintained in electronic form.
The Private Security Industry Regulation Act No 56 of 2001 (the "PSIRA Act") also applies to our South African consumer business and governs the vehicle recovery industry in South Africa. The PSIRA Act was enacted for the purposes of (i) the achievement and maintenance of a trustworthy and legitimate private security industry which acts in terms of the principles contained in the Constitution of the Republic of South Africa and other applicable law, and is capable of ensuring that there is greater safety and security in the country and; (ii) to regulate the private security industry and to exercise effective control over the practice of the occupation of security service provider in the public and national interest and the interest of the private security industry itself.
Broad-Based Black Economic Empowerment
The South African government, through the Broad-Based Black Economic Empowerment Act No 53 of 2003, the codes of good practice (the “BBBEE Codes”) and industry charters published pursuant thereto (collectively, “BBBEE”) has established a legislative framework to promote broad-based black economic empowerment in South Africa. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE.
The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013. The new BBBEE Codes will be transitioned in by April 30, 2015. We anticipate that the new BBBEE Codes may negatively affect our BBBEE scorecards, as may be the case for our South African competitors.
BBBEE objectives are pursued in significant part by requiring parties who contract with corporates, governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through satisfaction of an applicable scorecard. Parties improve their BBBEE score when contracting businesses that have earned good BBBEE ratings in relation to their scorecards (this includes black owned businesses). We have two material contracts both requiring us to maintain a BBBEE rating level 4 as measured under the revised BBBEE scorecard. The combined value of these contracts was 6.3% of our total revenue for fiscal year 2014. One of these agreements has a 36-month term and requires us to meet further specifically agreed compliance targets. This is measured on a quarterly basis and relates to equity ownership, preferential procurement (sub-contracting) and skills development.  Failure to comply or to progress on these targets will allow the client to cancel the agreement.
It will be important for us to achieve applicable BBBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, employment equity, preferential procurement from businesses with significant black ownership, skills development and corporate social development. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BBBEE objectives under the new scorecard when it comes into operation. Failing to achieve applicable BBBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers which could materially and adversely affect our business, financial condition and results of operations.

U.S. Regulatory Environment
In addition to its regulation of Internet and, by extension, SaaS providers, the Federal Trade Commission, or “FTC,” has been asked by consumer groups to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of the type of data being collected and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices.
Our business is affected by U.S. federal and U.S. state laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, address and/or email address. Although mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual.
Finally, we use GPS satellites to obtain location data for our in-vehicle devices. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently impose regulations in connection with our ability to access location data from the GPS satellite constellation. However, it could do so in the future.

European Regulatory Environment
We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection currently is Directive 95/46/EC, which we refer to as the Data Protection Directive. The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. The European Commission has published proposals for reform of the European union data protection regime. Central to the proposed reform package is a draft Regulation which would replace the existing regime set out in the Data Protection Directive.

Australian Regulatory Environment
The Australian Privacy Principles contained in the Privacy Act 1988 regulate the collection, use, retention, disclosure and security of personal information. Personal information is defined as “information or an opinion (including information or an opinion forming part of a database), whether true or not, and whether recorded in a material form or not, about an individual whose identity is apparent, or can reasonably be ascertained, from the information or opinion.” Personal information includes location-based information where the information enables the location of an individual to be ascertained. Australian privacy laws in general prohibit the transfer of personal information outside Australia unless the individual to whom the information relates has consented to the transfer or there is a data transfer agreement in place between the transferor and the transferee under which the transferee agrees to offer the same protections as are provided under Australian privacy laws. Amendments to these laws imposing stricter regulation became effective in March 2014. These amendments include a provision making an organization which transfers data outside Australia responsible for any breaches of Australian privacy laws when personal information is transferred outside Australia, regardless of whether there is consent or a data transfer agreement in place.

4C. ORGANIZATIONAL STRUCTURE
We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 42 to the consolidated financial statements contains our subsidiary names, principal activity, place of incorporation and legal ownership at March 31, 2014. In June 2014 our legal percentage ownership in MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada reduced to 95%. Refer to note 37 of our consolidated financial statements for more information in this regard.

4D. PROPERTY, PLANT AND EQUIPMENT
As of July 21, 2014, we owned or leased the following properties, used primarily for office space:

Property	Owned or Leased	Square Footage
South Africa
Howick Close, Waterfall Park, Midrand, South Africa	Leased	53,162
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Owned	17,158
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Leased	13,563
Unit B6, Arden Grove, Montague Gardens, Cape Town, South Africa	Leased	2,196
8 Caefron Avenue, Westville, Durban, South Africa	Leased	1,550
Australia
Suite 3, 281 Hay Street, Subiaco, Australia	Leased	5,091
Unit E12, Hallmarc Business Park, Clayton, Australia	Leased	2,260
28 Fortescue Street, Spring Hill, Brisbane, Queensland, Australia	Leased	1,679
United States
750 Park of Commerce Blvd., Suite 100 and 105, Boca Raton, Florida, USA	Leased	7,390
United Kingdom
6170 & 6180 Knights Court, Birmingham Business Park, Birmingham, UK	Leased	5,280
Suites 39-40 Cherry Orchard North, Kembrey Park, Swindon, UK	Leased	2,906
United Arab Emirates
Dubai Airport, Freezone, Dubai, United Arab Emirates	Leased	3,937
Brazil
Salas 1505, 1506 & 1507, Av. Marquês de São Vicente 446, São Aqulo, Brazil	Leased	1,722
Uganda
7th Floor, Course View Towers, Kitane Road, Nakasero, Kampala, Uganda	Leased	185
We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed to accommodate any potential expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as at and for the fiscal years ended March 31, 2014, 2013 and 2012 and the accompanying notes included in this annual report, and the financial information set forth under “Item 3A. Selected Financial and Operating Data” at and for the fiscal years ended March 31, 2014, 2013 and 2012.
We prepare our consolidated financial statements in accordance with IFRS. The preparation of our financial statements requires us to make certain assumptions and estimates that affect the amounts we record as assets, liabilities, revenues and expenses in the years and periods addressed and these are subject to certain risks and uncertainties. Our future results may vary materially from those indicated as a result of the risks that affect our business, including, among others, those identified in “Forward-Looking Statements” and “Item 3D. Risk Factors.”

Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as software-as-a-service or SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platform, which allows us to collect, analyze and deliver data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports and key performance indicator dashboards. In fiscal year 2014, we collected data on an average of approximately 79 million trips per month representing as many as 4.8 billion vehicle locations per month. We have a global presence, with customers located in over 120 countries across six continents for whom we collectively tracked and managed over 450,000 subscribers at March 31, 2014.
We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. In 2007, we acquired OmniBridge, which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE in order to facilitate the OmniBridge stock acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful U.S. IPO of ADSs, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition will enhance and broaden our fleet management smart phone application offerings.
We derive the majority of our revenues from subscriptions to our fleet and mobile asset management solutions. Our subscriptions generally include access to our SaaS solutions, connectivity, and in many cases, use of an in-vehicle device. We also generate revenues from the sale of in-vehicle devices, which enable customers to use our subscription-based solutions. We generate sales through the efforts of our direct sales teams, staffed in our regional sales offices, and through our global network of distributors and dealers. Our direct sales teams focus on marketing our fleet solutions to multinational enterprise accounts and to other large customer accounts located in regions of the world where we maintain a direct sales presence. Our direct sales teams have industry expertise across multiple industries, including oil and gas, transportation and logistics, government and municipal, bus and coach, rental and leasing, and utilities. In some markets, we rely on a network of distributors and dealers to sell our solutions on our behalf. Our distributors and dealers also install our in-vehicle devices and provide training, technical support and ongoing maintenance for the customers they support.
We have achieved significant revenue growth historically. For fiscal year 2014, we generated subscription revenue, total revenue, Adjusted EBITDA and profit for the year of R853.7 million, R1,271.7 million, R282.2 million, and R151.6 million, respectively, representing year-over-year growth or decline of 24.3%, 8.6%, -3.0%, and 18.0%

respectively. For fiscal year 2013, we generated subscription revenue, total revenue, Adjusted EBITDA and profit for the year of R686.7 million, R1,171.5 million, R290.8 million, and R128.5 million, respectively, representing year-over-year growth of 18.9%, 15.0%, 20.9%, and 24.4% respectively. For fiscal year 2012, we generated subscription revenue, total revenue, Adjusted EBITDA, and profit for the year of R577.3 million, R1,018.5 million, R240.6 million and R103.2 million, respectively, representing year-over-year growth of 14.7%, 14.9%, 19.2% and 44.4%, respectively. In fiscal years 2014, 2013 and 2012, our top 10 customers represented 25.8%, 23.6% and 22.6%, respectively, of our subscription revenue.
We believe the large and growing market for fleet and mobile asset management solutions will provide us with significant growth opportunities going forward. We seek to capitalize on these growth opportunities and manage the factors affecting our performance, including subscription revenue accounting for a greater component of revenue, a gradual decline of in-vehicle hardware prices, an evolving mix of subscribers with different revenue and cost economics, varying economic conditions in our markets and long sales cycles for our enterprise fleet management solutions. See “—Factors Affecting Our Performance,” for more information on these factors.
As part of the U.S. IPO of ADSs, each of which represents 25 ordinary shares at no par value, the Company issued 4,400,000 ADSs on August 14, 2013 and raised R649.9 million for the Company (before expenses amounting to R27.0 million). Selling shareholders sold an additional 2,840,512 ADSs, resulting in a total capital raise by the Company and selling shareholders, prior to underwriting discount, of R1,150 million. The Company did not receive any proceeds from ADSs that were sold by the selling shareholders.
The proceeds will be used to support our growth strategy and will be used to pursue future acquisitions and other strategic investments, including investments in development and sales and marketing, and for general corporate purposes. As part of our growth strategy, we intend to pursue strategic acquisitions to enhance our fleet management leadership in certain geographic regions or industry segments.
We intend to grow our revenue by adding new customers, selling more subscriptions to existing customers, and expanding our customer base to include industry sectors, customer segments and geographic regions beyond those that we currently serve.
Reclassification of Foreign Exchange Gains and Losses in 2013 and 2012 Financial Statements
Our Board of Directors has taken the decision to hold the IPO proceeds in U.S. Dollars since significant investments are being made in the United States and the South African Rand can be volatile. Foreign currency exposure relating to the IPO proceeds resulted in a foreign exchange gain of R42.3 million for the year.
During the 2014 fiscal year, we changed our classification of foreign exchange gains and losses in the income statement. Foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) – net”, and are now classified as part of “Finance income/(cost) - net”. The change is considered a more relevant presentation of such items in the income statement since the majority of foreign exchange gains and losses in 2014 relate to translation differences on foreign currency cash and cash equivalents arising from the IPO proceeds.
The reclassification has been adopted retrospectively and the comparative amounts for the years ended March 31, 2013 and March 31, 2012 have been adjusted accordingly. The impact of the reclassification results in an increase of R4.7 million and R1.6 million in "Operating profit" with a corresponding additional cost in “Finance income/(cost) - net" for the years ended March 31, 2013 and March 31, 2012, respectively. Profit before taxation and profit for the period remain unchanged for the periods disclosed.

Key Financial and Operating Metrics
In addition to financial metrics based on our consolidated financial statements, we monitor our business operations using various financially and non-financially derived metrics. The following table presents these metrics.

	Fiscal Year Ended March 31,
	2014	2014	2013	2012
	(In thousands, except subscriber data)
Subscription revenue	$80,575	R853,716	R686,720	R577,330
Adjusted EBITDA	26,637	282,223	290,821	240,622
Subscribers	450,502	450,502	359,643	272,935
Subscription Revenue
Subscription revenue represents subscription fees for our solutions, which include the use of our SaaS fleet management solutions, connectivity, and in many cases our in-vehicle devices. Our subscription revenue is driven primarily by the number of subscribers and the monthly price per subscriber, which varies depending on the services and features customers require, hardware options, customer size and geographic location.
Adjusted EBITDA
We define Adjusted EBITDA as the profit for the year before income taxes, net interest income/(expense), depreciation of property, plant and equipment including depreciation of in-vehicle-devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, profits/(losses) on the disposal or impairments of assets, certain non-recurring IPO costs, unrealized foreign exchange profits/(losses) and foreign exchange profits/(losses) related to the cash proceeds raised through the IPO. A reconciliation of Adjusted EBITDA to profit for the year is included in "Item 3A. Selected Financial and Operating Data."
Adjusted earnings
During the current fiscal year, a new profit measure, Adjusted earnings, was implemented. Adjusted earnings is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses). A reconciliation of Adjusted earnings to profit attributable to owners of the parent is included in "Item 3A. Selected Financial and Operating Data."
Subscribers
Subscribers represent the total number of discrete services we provide to customers at the end of the period.

Factors Affecting Our Performance
Subscription Revenue Accounting for a Greater Component of Revenue
We are focused on growing our recurring subscription revenue base. As a result of this and an increase in the number of fully-bundled subscriptions in fiscal 2014, subscription revenue is increasing as a percentage of revenue. In fiscal 2014, subscription-based revenues accounted for 67.1% of our total revenues, up from 58.6% in 2013 and 56.7% in 2012. We expect to see this trend continue as we grow our base of subscribers, invest in sales and marketing and continue to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services. The increasing uptake of fully bundled solutions, which do not require upfront hardware purchases, will also contribute to this trend going forward.

Gradual Decline of In-Vehicle Hardware Prices
Our in-vehicle hardware enables us to capture and report on key attributes related to our subscribers. Hardware components are becoming more commoditized. Lower hardware costs and prices allow us to reduce the upfront investment required by us and by our customers, helping to drive increases in our subscriber base. We are continually investing in research and development to reduce the cost of our hardware, negotiating competitive prices with suppliers of our hardware components and working toward standardizing the components used in our hardware in order to increase volume and realize economies of scale.
Mix of Subscribers with Different Revenue and Cost Economics
We offer services to a wide range of customers, from large enterprise vehicle fleets to small fleet operators and consumers. The subscription revenue and cost per subscriber and the subscriber retention pattern differ by type of subscriber. For example, our entry-level consumer solution, Beam-e, is characterized by lower revenue and lower cost per subscriber compared to our large enterprise solutions. Small fleet and consumer customers will enter into and terminate contracts much more frequently than our enterprise customers, thereby affecting subscriber retention. As the mix of our subscriber base evolves, the average revenue per subscriber and average cost per subscriber is likely to change.
Varying Economic Conditions in our Markets
We seek to capitalize on opportunities and manage risks in our key markets, which are geographically dispersed with customers located in over 120 countries worldwide. Overall, we believe that our presence across multiple geographic markets and our exposure to multiple economies provides us with diversification from the risk of changing economic conditions in any one country or region. In addition to macroeconomic changes, performance in any given region may vary due to multiple factors, including growth in subscribers, the overall profile of the customer base (for example, in Africa, we have a significant consumer subscriber base and in North America, we have historically focused primarily on large fleets), the services and hardware options selected by particular subscribers and our distribution strategy in the region.
The following table presents our subscription revenue by geographic region.

	For the Year Ended March 31,
	2014	2014	2013	2012
	(In thousands)
Africa	$52,410	R555,288	R491,092	R440,608
Europe	6,843	72,506	54,607	56,678
Americas	7,647	81,024	57,801	30,148
Middle East and Australasia	12,802	135,643	76,682	40,233
Brazil *	622	6,591	-	-
Rest of World	251	2,664	6,538	9,663
Total	$80,575	R853,716	R686,720	R577,330
* Previously included as part of Rest of World.
For a discussion of material changes in our segment revenue that have impacted our financial results for the periods presented, see “Item 5A. Operating Results.”
Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and enhance opportunities for growth. For example, in recent periods, performance in Europe has been adversely impacted by economic uncertainty in the region. In response, we implemented a restructuring plan in the first quarter of fiscal 2014, which has reduced operating costs by reducing headcount, consolidating our office space and refining our distribution strategy. Subsequent to the restructuring, which streamlined the segment's business and ensured renewed focus on our core services and growth opportunities going forward, the segment reported Adjusted EBITDA of R7.3 million in the 2014 fiscal year compared to an Adjusted EBITDA loss of R4.6 million in the 2013 fiscal year.

Long Sales Cycle for Our Enterprise Fleet Management Solutions
From period to period, our revenues may fluctuate depending upon the customer contracts we have secured. The typical sales cycle for large enterprise fleet management solutions contracts may be long, especially by comparison to the sales cycle for our consumer solutions. It may also be difficult for us to predict the timing of when we will enter into enterprise fleet management contracts. Our revenue has been impacted in specific geographic regions and in certain periods by a small number of customer contracts of significant magnitude. For example, our 2013 and 2012 fiscal year revenue in our Americas segment was impacted positively by revenue from two large oil and gas sector contracts, which were contracted in prior periods. These contracts included the upfront purchase of in-vehicle devices by the customer.
Longer sales cycles for large contracts, and in particular those under which our customers purchase in-vehicle devices, may affect the comparability of financial results in certain segments, or cause our revenue to fluctuate from period to period. We are seeking to mitigate these long sales cycles and the associated volatility by enhancing our sales pipeline management process, by increasing our sales and marketing investment and by diversifying our customer segment focus.
Basis of Presentation and Key Components of Our Results of Operations
During the 2014, 2013 and 2012 fiscal years we managed our business in seven segments: Africa consumer solutions, Africa fleet solutions, Europe fleet solutions, Americas fleet solutions, Middle East and Australasia fleet solutions, Brazil fleet solutions and International fleet solutions and development. We evaluate segment performance based on revenue, Adjusted EBITDA, subscribers and subscriber growth. Costs associated with our holding company and consolidation accounting entries are not allocated to our segments.
During the 2014 fiscal year we saw strong uptake of both our high-end fleet management solutions and the low-end Beam-e track and trace solution (a consumer product) in the Africa fleet solutions segment. Given the convergence we are seeing among the brands in Africa consumer solutions and Africa fleet solutions these businesses were combined in June 2014 and we will be reporting on Africa as a whole from fiscal 2015.
Revenue
The majority of our revenue is subscription-based. Consequently, growth in subscribers influences our subscription revenue growth. However, other factors, including, but not limited to, the types of new subscribers we add and the timing of entry into subscription contracts also play a significant role. In addition, we derive revenue from the sale of in-vehicle devices, which are used to collect, generate and transmit the data used to enable our SaaS solutions. The price and terms of our customer subscription contracts vary based on a number of factors, including customer type, hardware options, geographic region, and distribution channel.
Our customer contracts typically have a three-year initial term. Following the initial term, most fleet customers elect to renew for fixed terms ranging from one to three years. In a limited number of cases, five year customer contacts and/or renewals may occur. Some of our customer agreements, including our consumer subscriptions, provide for automatic monthly or yearly renewals unless the customer elects not to renew its subscription. Our consumer customer contracts in South Africa are governed by the Consumer Protection Act, which allows customers to cancel without paying the full balance of the contract amount. Our fleet contracts and our customer contracts outside of South Africa are non-cancellable.
Cost of Sales
Cost of sales associated with our subscription revenue consists primarily of costs related to cellular communications, infrastructure hosting, third-party data providers, service contract maintenance costs, commission paid to third party dealers or distributors, amortization of capitalized software development costs and depreciation of our capitalized installed in-vehicle devices. Cost of sales associated with our hardware revenue includes the cost of the in-vehicle devices, cost of hardware warranty, shipping costs, commission paid to third party dealers or distributors, and amortization of capitalized hardware development costs. We capitalize the cost of in-vehicle devices utilized to service customers who do not purchase the unit initially, and we depreciate these costs from the date of installation over their expected useful lives.
We expect that cost of sales as a percentage of revenue will vary from period to period depending on our revenue mix, including the proportion of our revenue attributable to our subscription-based services. The cost of sales related to hosting our infrastructure and the amortization of capitalized development costs are relatively fixed in nature and not directly related to the number of subscribers. However, most of the other components of our cost of sales are variable and are affected by the number of subscribers, the composition of our subscriber base, and the number of new subscriptions sold in the period.
Operating Expenses
Sales and Marketing
Sales and marketing expenses consist primarily of salaries and wages, commissions paid to employees, travel-related expenses, and advertising and promotional costs. We pay our sales employees commissions based on achieving subscription targets and we expense commission costs as incurred. Advertising costs consist primarily of costs for print, radio and television advertising, promotions, public relations, customer events, tradeshows and sponsorships. We expense advertising costs as incurred. We plan to continue to invest in sales and marketing in order to grow our sales and build brand and category awareness. We expect sales and marketing expenses to increase in absolute terms, although they may vary as a percentage of revenue.
Administration and Other Charges
Administration and other charges consist primarily of salaries and wages for administrative staff, travel costs, professional fees (including audit and legal fees), real estate leasing costs, and depreciation of fixed assets including vehicles and office equipment. We expect that administration and other charges will increase in absolute terms as we continue to add personnel as we grow our business.
For fiscal year 2014, administration and other charges also include additional personnel expenses, professional fees and insurance costs related to operating as a public company in the United States.
Taxes
In fiscal years 2014, 2013 and 2012 our effective tax rates were 28.6%, 28.6%, and 28.1% respectively. Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any timing differences. Our effective tax rate may vary according to the mix of profits made in various jurisdictions and variances in future periods may be more pronounced.
Our European, Americas and Brazil operations have generated cumulative losses for which we have not recognized a deferred tax asset. These losses will be utilized going forward against any taxable profits generated in these segments. The losses available to be utilized at March 31, 2014 are R123.7 million, of which R95.4 million relate to our European operations.
5A. OPERATING RESULTS
The following table sets forth certain consolidated income statement data:

	For the year ended March 31,
	2014	2014	2013	2012
	(In thousands)
Revenue	$120,021	R1,271,658	R1,171,480	R1,018,482
Cost of sales	(39,832)	(422,034)	(424,545)	(390,926)
Gross profit	80,189	849,624	746,935	627,556
Sales and marketing	(13,970)	(148,012)	(132,849)	(97,312)
Administration and other charges (1)	(50,033)	(530,114)	(428,209)	(382,254)
Operating profit	16,186	171,498	185,877	147,990
Finance income/(cost) - net	3,837	40,660	(6,011)	(4,475)
Profit before taxation	20,023	212,158	179,866	143,515
Taxation	(5,717)	(60,574)	(51,400)	(40,275)
Profit for the year	$14,306	R151,584	R128,466	R103,240

(1)	Includes other income/(expenses)—net.

Results of Operations for fiscal Year 2014 Compared to fiscal Year 2013
Revenue

	For the year ended March 31,
	2014	2014	2013	% Change
	(In thousands, except for percentages)
Subscription revenue	$80,575	R853,716	R686,720	24.3%
Hardware sales	30,853	326,902	378,070	(13.5%)
Other	8,593	91,040	106,690	(14.7%)
	$120,021	R1,271,658	R1,171,480	8.6%

Our total revenue increased by R100.2 million, or 8.6% , from fiscal year 2013 to fiscal year 2014. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R167.0 million, or 24.3%. Subscription revenue represented 67.1% of our total revenue for fiscal year 2014 compared to 58.6% for the prior year. Our growth in subscription revenue is primarily attributable to an increase in subscribers, which increased by 25.3% from 359,643 at March 31, 2013 to 450,502 at March 31, 2014. Our average subscription prices generally remained stable.

•
Hardware revenue declined by R51.2 million or 13.5% from fiscal year 2014 to fiscal year 2013. The decrease in hardware revenue is attributable to a combination of factors which include an increase in the number of fully-bundled subscriptions, which do not require upfront hardware purchases, in fiscal year 2014 compared to fiscal 2013, as well as the ongoing decline in hardware prices. Hardware and other revenue was also elevated in fiscal year 2013 as a result of upfront hardware purchases associated with two major contracts in the Americas fleet solutions segment.

•
No connection incentive revenue, a component of other revenue, was received in fiscal year 2014. R10.7 million was received in fiscal year 2013 before the modification of MiX Africa's carrier arrangement which resulted in us foregoing the connection incentive revenue in favor of lower data costs.

The Africa fleet, Middle East and European segments were the main contributors to our revenue growth in fiscal year 2014. In the Africa fleet segment revenue grew by R43.5 million, or 15.4%, primarily due to an increase in subscription revenue in this segment. The increase in the segment's subscription revenue was driven by a 29.3% increase in subscribers in fiscal 2014. In this segment fleets are now supplementing their FM systems with lower average revenue per user Beam-e recovery products which contributed to the increase in subscribers. Revenue in the Middle East and Australasia segment grew by R40.9 million, or 15.4% primarily as a result of an increase in subscription revenue. There was a 32.5% increase in the segment's total subscribers which resulted in over 45% subscription revenue growth (in the segment's local currency). The European segment's revenue increased by R32.5 million or 25.4% in fiscal year 2014 primarily as a result of an increase in the segments subscription revenue. In its local currency, the European segments revenue growth was approximately 5% , while subscription revenue grew by about 11% as a result of an increase in the segment subscriber base. In addition to these increases the Brazil segment reported revenue of R11.9 million as it commenced trading in the current fiscal year.
These increases were offset by a R21.4 million, or 13.8% decrease in the Americas segment's revenue. In fiscal 2013, hardware revenue in this segment was elevated as a result of upfront hardware purchases associated with two major contracts. Subscribers in the Americas segment grew by 16.1% during fiscal 2014, increasing subscription revenue in the segment's local currency by approximately 18%.

Cost of Sales

		For the year ended March 31,
	2014	2014	2013	% Change
	(In thousands, except for percentages)
Cost of sales	$39,832	R422,034	R424,545	(0.6%)
Gross profit margin	66.8%	66.8%	63.8%
Gross profit margin - subscription	75.7%	75.7%	74.3%
Gross profit margin - hardware	56.6%	56.6%	54.7%
Despite an increase in total revenue of R100.2 million, or 8.6%, in fiscal 2014, cost of sales decreased by R2.5 million, or 0.6%, from fiscal year 2013 to fiscal year 2014. This resulted in an increased gross profit margin of 66.8% in fiscal 2014. Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 67.1% of total revenue compared to 58.6% in fiscal year 2013.
Sales and Marketing
Sales and marketing costs increased by R15.2 million, or 11.4%, from fiscal year 2013 to fiscal year 2014 as a result of an increase in employee costs. The increase in employee costs in fiscal 2014 is attributable to R2.5 million in cost of living adjustments, and R5.5 million relating primarily to the net addition of 11 sales and marketing staff, internal staff promotions changes, and the effect of the weaker Rand and a R7.8 million increase in bonus and commission expenses. Due to the restructuring in the European segment there was a net headcount reduction of 4 employees in the segment's sales and marketing department which reduced the segment's employee costs by R4.3 million in fiscal year 2014 compared to fiscal year 2013.
Administration and other expenses
Administration and other charges (including other (expenses)/income—net) increased by R101.9 million, or 23.8%, from fiscal year 2013 to fiscal year 2014. This increase was primarily the result of a R73.1 million, or 27.8%, increase in employee costs consisting of R41.9 million primarily due to the net addition of 47 employees and internal staff promotions, and R11.0 million due to cost of living adjustments and a R20.1 million increase in the bonus expense. The net headcount increase includes the addition of 7 employees in our start up Brazil fleet segment which commenced trading during fiscal year 2014 and a decrease of 6 in the European segment. The reduction of headcount in the European segment, as a result of the restructuring exercise undertaken in the first quarter of fiscal year 2014, resulted in a R2.6 million reduction of the segment's employee costs. The bonus expense included R7.7 million awarded after the successful completion of the IPO. In addition to the employee cost increase, rent and occupation charges, professional fees and auditor remuneration, and communication costs increased by R5.9 million, R9.1 million and R4.0 million respectively. The increase in professional and audit fees is as a result of the IPO process and our subsequent operation as a U.S. listed entity. These increases were offset by a R5.1 million decrease in the impairment charge relating to intangible assets.
In total, administration and other expenses in respect of the start up Brazil fleet segment increased by R10.6 million in fiscal year 2014 compared to fiscal year 2013.
Finance Income/(Costs)—Net
Our net finance income was R40.7 million in fiscal year 2014 compared to a net finance cost of R6.0 million in fiscal year 2013. Net finance income in fiscal year 2014 included net foreign exchange gains of R38.1 million compared to a net foreign exchange losses of R4.7 million in fiscal year 2013. Net foreign exchange gains in fiscal year 2014 included R42.3 million relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements.
Finance income relating to cash and cash equivalents increased by R2.5 million, or 139.9% , in fiscal year 2014 compared to the prior year as a result of our increased cash resources. As the IPO proceeds have been maintained in U.S. Dollars interest is earned at marginal interest rates.

We manage interest as a net cost and when we have surplus cash available we prepay our debt facilities, when permissible, or deposit the cash in interest-bearing accounts. We generally do not repatriate cash earned outside of South Africa.
Taxation

		For the year ended March 31,
	2014	2014	2013	% Change
	(In thousands, except for percentages)
Taxation	$5,717	R60,574	R51,400	17.8%
Effective tax rate	28.6%	28.6%	28.6%
Taxation expense increased by R9.2 million or 17.8% from fiscal year 2013 to fiscal year 2014. Our effective tax rate remained constant at 28.6%.
Results of Operations for fiscal Year 2013 Compared to fiscal Year 2012
Revenue

	For the year ended March 31,
	2013	2012	% Change
Subscription revenue	R686,720	R577,330	18.9%
Hardware revenue	378,070	328,386	15.1%
Other revenue	106,690	112,766	(5.4%)
Total revenue	R1,171,480	R1,018,482	15.0%
Our total revenue increased by R153.0 million, or 15.0%, from fiscal year 2012 to fiscal year 2013. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R109.4 million, or by 18.9%. This was the primary factor driving our total revenue growth. Subscription revenue represented 58.6% of our total revenue for fiscal year 2013 compared to 56.7% for the prior year. Our growth in subscribers, which increased from 272,935 at March 31, 2012 to 359,643 at March 31, 2013, contributed to the increase in subscription revenue. The 31.8% rate of growth in subscribers exceeded the rate of subscription revenue growth due principally to an increase in sales of our recently introduced Beam-e solution, which carries a lower subscription price per vehicle.

•
Hardware revenue increased by R49.7 million, or 15.1%, from fiscal year 2012 to fiscal year 2013. During fiscal 2013, we successfully entered into two substantial fleet customer subscription agreements that included the up-front purchase by the customer of in-vehicle devices, and we also had increased hardware sales to our dealer network in the Middle East and Australasia.

•
Connection incentive revenue, a component of other revenue, declined by R25.2 million to R10.7 million for fiscal year 2013 as a result of the modification of MiX Africa’s carrier arrangements. As a result of our renegotiation of contracts with certain cellular providers to provide us with reduced cost of sales, we do not expect to receive connection incentive revenue in the future.

The performance of our Africa fleet and Middle East and Australasia business segments were important contributors to our revenue growth in fiscal year 2013. Africa fleet revenue increased by R49.4 million, or 21.2%, due to an increase in the number of subscribers of over 50% from fiscal year 2012 to fiscal year 2013 with a significant portion of such additions attributable to entry-level fleet solutions. Middle East and Australasia revenue increased by R134.2 million, or 102.1%, of which R40.3 million was due to the transfer of 16 dealers from our International segment to the Middle East and Australasia segment during fiscal year 2013, R28.1 million was due to an increase in subscription revenue primarily as a result of certain large contracts awarded in the region, and the balance was due to increased hardware sales, primarily to a large oil and gas customer.

Cost of Sales

	For the year ended March 31,
	2013	2012	% Change
Cost of sales	R424,545	R390,926	8.6%
Gross profit margin	63.8%	61.6%
Gross profit margin - subscription	74.3%	68.8%
Gross profit margin - hardware	54.7%	53.2%
Cost of sales increased by R33.6 million, or 8.6%, from fiscal year 2012 to fiscal year 2013, which was less than the rate of revenue growth, and resulted in an increased gross profit margin of 63.8%. The margin increase resulted primarily from a decrease in data costs related to the Africa consumer business during the period as a result of the renegotiation of MiX Africa’s arrangements with its carrier.
Gross profit margin – subscription increased from fiscal year 2012 to fiscal year 2013, primarily as a result of a decrease in data costs related to the Africa consumer business as described above. Incentive bonuses from our carrier previously included in other income were discontinued in return for a lower monthly data charge as discussed above, which resulted in a
R33.6 million reduction in data costs. Gross profit margin – hardware increased from fiscal year 2012 to fiscal year 2013. During fiscal year 2013, we realized approximately R9.4 million in cost savings from a change in manufacturers.
Sales and Marketing
Sales and marketing costs increased by R35.5 million, or 36.5%, from fiscal year 2012 to fiscal year 2013. The increase resulted principally from increases in employee costs, and increases in advertising and travel costs. Employee costs increased by R18.6 million, or 31.6%, from fiscal year 2012 to fiscal year 2013, as a result of a R15.2 million increase in expenses primarily from the addition of 26 sales and marketing personnel and internal staff promotions and a R3.4 million increase from cost of living adjustments. Advertising costs increased by R11.8 million, or 55.4%, from fiscal year 2012 to fiscal year 2013 as a result of increases in advertising expenditures related to the launch of Beam-e and expenditures for dealer events. Travel costs increased by R4.1 million, or 61.9%, from fiscal year 2012 to fiscal year 2013 as a result of increased staff travel related to sales activity.
Administration and Other Charges (Including Other (Expenses)/Income—Net)
Administration and other charges (including other (expenses)/income—net) increased by R46.0 million, or 12.0%, from fiscal year 2012 to fiscal year 2013. The increase in costs was primarily a result of employee costs increasing by R32.0 million, or 13.9%, due to a R18.1 million increase in expenses primarily from an increase of 65 additional employees and internal staff promotions and a R13.9 million increase from cost of living adjustments. Information and technology costs increased by R5.9 million or 38.6% from fiscal year 2012 to fiscal year 2013. Additionally, other (expenses)/income—net declined due to a decrease in Motor Industry Development Program incentive income of R5.4 million, or 67.6%.
Finance Income/(Costs)—Net
Finance costs - net increased by R1.5 million, or 34.3%, from fiscal year 2012 to fiscal year 2013. Net foreign exchange losses increased by R3.1 million or 192.2%, from fiscal year 2012 to fiscal year 2013. This was offset by a reduction in our net interest cost. Finance costs, excluding net foreign exchange losses, decreased by R1.9 million, or 36.4%, from fiscal year 2012 to fiscal year 2013. Interest on other long-term loans decreased by R2.8 million, or 81.1%, from fiscal year 2012 to fiscal year 2013 because we paid off term loans in November 2012. Finance income decreased by R0.4 million, or 15.6%, from fiscal year 2012 to fiscal year 2013.

Taxation

	For the year ended March 31,
	2013	2012	% Change
Taxation	R51,400	R40,275	27.6%
Effective tax rate	28.6%	28.1%
Our effective tax rate varies according to the mix of profits made in various jurisdictions and will continue to vary. Taxation cost increased by R11.1 million or 27.6% from fiscal year 2012 to fiscal year 2013. Our effective tax rate increased from 28.1% to 28.6% for fiscal year 2013.
Inflation Risk
We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases. Our inability to do so could harm our business, financial condition and results of operations
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation, which would not apply to us in any event so long as we remain a foreign private issuer. These exemptions will apply for a period of five years following our August 2013 IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.
While we will continue to evaluate the benefits of relying on these exemptions, we are currently applying the above exemptions allowed by the JOBS Act.
Critical Accounting Policies
Our consolidated financial statements are prepared in accordance with IFRS. Certain of our significant accounting policies and critical accounting estimates are summarized below. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.
Significant Accounting Policies
Revenue Recognition
We recognize revenue at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of our activities. Revenue includes amounts earned on the sale of hardware, subscription sales, installation revenue and cellular network connection and upgrade incentives. Revenue is shown net of discounts, value added tax, returns and after eliminating inter-company sales within the Group.
We offer certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.

We recognize revenue when the amount of revenue can be measured reliably and it is probable that we will receive future economic benefits at the time when specific criteria have been met for each of our activities, as we discuss below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Subscription Revenue
Subscription revenue for our consumer products is invoiced in accordance with the terms of the respective contractual arrangements and is generally invoiced monthly in advance. Revenue is initially deferred and only recognized in the period in which the service is performed, which for the majority of contracts is the following month.
Subscription revenue for our fleet products is provided on a contracted price basis. Our fleet contracts typically have a three-year initial term and renewal terms ranging from one to three years. In a limited number of cases, 5 year customer contacts and/or renewals may occur. Subscription revenue for fleet products is either billed in arrears or in advance. When billed in arrears, revenue is recognized in the month that the service is performed and when billed in advance, the revenue is initially deferred and only recognized in the period in which the service is provided. The majority of our subscription revenue for fleet products is billed in the month in which the service is performed.
Hardware Sales
We recognize revenue from hardware sales once the risks and rewards of ownership have transferred to the purchaser. The risks and rewards of ownership typically transfer when legal title and possession is transferred to the buyer. Certain contractual arrangements require customer acceptance of the hardware after the hardware devices have been installed, and, in these cases, we recognize hardware revenue when customer acceptances have been received.
In addition to selling directly, we sell indirectly through our network of distributors and dealers. We distribute products to small fleet customers and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer or consumer. Once a unit is sold to a customer or consumer, the customer or consumer enters into a service agreement directly with us for the product. The obligation to supply the service rests with us and the credit risk rests with us. The service revenue is recognized when the service is rendered (i.e., on a monthly basis).
We distribute products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with us and revenue is recognized as the service is rendered.

Hardware is invoiced when the risks and rewards of ownership have passed to the purchaser or in arrangements where customer acceptance is required, invoices are issued upon receipt of customer acceptances.
Driver Training and Other Services
We recognize revenue at the contractual hourly/daily rate in the period during which the training is performed. Customers are typically invoiced in the month in which the service has occurred.
Installation Revenue
We recognize revenue earned from the installation of hardware in customer vehicles and invoice it separately once the installation has been completed. Due to the short timeframe between delivery and installation (installation may occur on the delivery date), invoicing of the hardware and installation elements may occur at the same time.
Connection and Upgrade Incentive Revenue
Until June 2012, we recognized revenue from cellular network connection and upgrade incentives. This revenue was invoiced in the month of installation of a unit in a vehicle, which was considered to be the point at which we had substantially completed our service obligation to the cellular network.

Where a combination of our products and services are included in a multiple element revenue arrangement, these are invoiced in accordance with the contractual terms and for the amounts per the agreement.
Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of our entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Our consolidated financial statements are presented in South African Rand, which is the Group’s presentation currency.
Transactions and Balances
Foreign currency transactions are translated into the respective entity’s functional currency using the exchange rates prevailing at the transaction dates or valuation date where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from year-end currency translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Group Companies
The results and financial position of all of our entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into South African Rand as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the transaction dates);

•
all resulting exchange differences are recognized in other comprehensive income; and equity items are measured in terms of historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.

On consolidation, exchange differences arising from the translation of net investments in foreign operations are taken into other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising in connection with the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in equity.
Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. We depreciate installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation whereas uninstalled in-vehicle devices are not depreciated until installation. The related depreciation expense is recorded as part of cost of sales in the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life.
Intangible Assets
Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred over the acquirer’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interests in the acquiree. Goodwill on acquisition of the businesses is included in intangible assets. Gains and losses on the disposition of an entity include the carrying amount of the goodwill relating to the entity sold.
We test goodwill annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. We compare the carrying amount of goodwill to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. For the purpose of impairment testing, we allocate goodwill to those cash-generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. We monitor goodwill at the operating segment level.
Computer Software, Technology, In-House Software and Product Development
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (1-5 years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products controlled by us are capitalized as intangible assets when it is feasible to complete the software product so that it will be available for use, management intends to complete the software product and use it or sell it, there is an ability to use or sell the software product, it can be demonstrated how the software will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and use or sell the software product are available and the expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs that are capitalized as part of intangible assets include software and product development employee costs and an appropriate portion of relevant overhead.
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Computer software and product development costs recognized as assets are amortized over their estimated useful lives (1-12 years).
Writedown of Intangible Assets
An intangible asset is written down on disposition or when no future economic benefits are expected from use or disposition. Gains or losses arising from the write-down of an intangible asset, measured as the difference between the net disposition proceeds and the carrying amount of the asset, are recognized in the income statement when the asset is written down. We review annually the useful life of intangible assets to assess whether there is a change in economic patterns.
Impairment of Non-Financial Assets
Assets that have an indefinite useful life, such as goodwill, are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recognize an impairment loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. For purposes of assessing impairment, we group assets at the operating segment level. At each reporting date, we review non-financial assets other than goodwill that have suffered an impairment for possible reversal of the impairment.
Trade Receivables
Trade receivables are amounts due from customers for goods sold or services performed. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

Critical Accounting Estimates and Judgments in Applying Accounting Policies
We continually evaluate estimates and judgments, which are based on historical experience and other factors, including expectations of future events that we believe reasonable under the circumstances. We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. We outline below the estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Warranty Claims
We generally offer warranties on our hardware. We estimate the related provision for future warranty claims based on historical claim information, as well as recent trends that might suggest that past claim information may differ from future claims.
Maintenance Provision
In some instances, we offer maintenance services as part of our subscription contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.
Income Taxes
Where applicable tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined, any difference is recognized in the period in which the final outcome is determined.
Estimated Impairment of Goodwill
We test annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units has been based on value in use calculations that require the use of estimates. No impairment was recorded during fiscal 2014, 2013 or 2012. The calculation of each segment’s discounted net present value requires extensive use of estimates and assumptions about discount rates and forecasted cash flows. Actual results could be different. Future changes in assumptions or market conditions may negatively affect these discounted cash flows.
In note 7 of the consolidated financial statements we have disclosed the key assumptions used for the value in use calculations for all segments where goodwill impairment testing was performed. We have also disclosed in note 7 of the consolidated financial statements additional information on the goodwill sensitivity in the Europe fleet solutions segment. Due to a restructuring process and the acquisition of new business contracts, the segments' operating performance is gradually improving. The segments forecast cash flows at March 31, 2014 reflect the current market conditions for the European economy and near-term expectations. We have not included additional goodwill sensitivity for the remaining segments where goodwill impairment testing was performed. In these segments there was significant headroom between the recoverable amount per the value in use calculation and the carrying amount of the segment assets.

Product Development Cost
We record product development cost directly attributable to the design and testing of software products as intangible assets when the criteria discussed above have been met. Determining when these criteria have been met is subjective and based on management’s best judgment.
Receivables Allowance
The valuation allowance for trade receivables reflects our estimates of losses arising from the failure or inability of our customers to make required payments. The allowance is based on the aging of customer accounts, customer creditworthiness and our historical write-off experience. Changes to the allowance may be required if the financial condition of our customers improves or deteriorates.
Recent Accounting Pronouncements
There are no IFRS or International Financial Reporting Interpretations Committee, or “IFRIC,” interpretations that are effective for the first time during fiscal 2014 that had a material impact on our results.
A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after the financial year under review and have not been applied in fiscal 2014. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except for:
IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010 and amended in November 2013.
IFRS 9 replaces the parts of IAS 39 (as amended by IFRS 9) Financial Instruments: Recognition and measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. We are yet to assess IFRS 9’s full impact. We will also consider the impact of the remaining phases of IFRS 9 when issued by the International Accounting Standards Board.
Further amendments to IFRS 9 were made with respect to hedge accounting. The new requirements align hedge accounting more closely with risk management and also establish a more principles-based approach to hedge accounting. We currently do not apply hedge accounting and these amendments are not expected to have a material impact on our results.
IFRS 15 - Revenue from contracts with customers (effective date: January 1, 2017)
     IFRS 15, issued in May 2014, replaces IAS 18 Revenue and IAS 11 Construction contracts to account for revenue from contracts with customers. The objective of the standard is to provide a single, comprehensive revenue recognition model for all contracts with customers.
IFRS 15 establishes principles for reporting useful information to users of the financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The new standard therefore introduces changes which impact the recognition and measurement principles, as well as disclosure requirements for revenue from contracts with customers.
The revenue standard is effective for annual periods beginning on or after 1 January 2017. Early adoption is permitted and the standard provides for a choice of transition methods - full retrospective application or a practical expedient that permits limited retrospective application, however requires additional disclosures.
We are planning to commence an assessment of the impact of IFRS 15.

5B. LIQUIDITY AND CAPITAL RESOURCES
We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future. Please refer to note 14 in the consolidated financial statements which includes details of the credit worthiness of the financial institutions where cash and cash equivalents are held, as well as the currencies in which cash and cash equivalents are denominated in.
The following table provides a summary of our cash flows for each of the three years ended, as well as our net cash and cash equivalent position at March 31, 2014, 2013 and 2012:

	Fiscal Year Ended March 31,
	2014	2014	2013	2012
	(In thousands)
Cash generated from operating activities	$19,232	R203,777	R211,918	R153,076
Cash used in investing activities	(12,569)	(133,176)	(96,054)	(82,085)
Cash generated from/(used in) finance activities	56,225	595,713	(95,686)	(80,686)
Effects of exchange rate changes on cash	4,212	44,628	2,989	8,186
Net increase/(decrease) in cash and cash equivalents	$67,100	R710,942	R23,167	(R1,509)
In connection with our IPO, in August 2013, we received proceeds of R623.0 million net of underwriting discounts and commissions and offering costs paid by us. Refer also to “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds," where details relating to how the proceeds raised from the IPO have been utilized.
The Group has limited risk due to the recurring nature of its income and the availability of the liquid resources set out below:

	Fiscal Year Ended March 31,
	2014	2014	2013
	(In thousands)
Trade and other receivables	$22,164	R234,839	R186,987
Cash and cash equivalents, net of overdrafts	75,754	802,639	91,697
Total available liquid resources	$97,918	R1,037,478	R278,684
We fund our operations, capital expenditure and acquisitions through cash generated from operating activities, cash on hand and our existing borrowing facilities.
Following the completion of our IPO of ADSs, we discontinued our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.
Operating Activities
Net cash generated from operating activities in fiscal year 2014 decreased to R203.8 million from R211.9 million in the prior year due to increased investments in working capital. Net cash generated from operating activities during fiscal year 2014 consisted of our operating profit (after excluding non-cash charges) of R307.0 million, net investments in working capital of R40.8 million, net interest received of R1.5 million and taxes paid of R63.9 million.
Net cash generated from operating activities in fiscal year 2013 increased to R211.9 million from R153.1 million in the prior year primarily due to continued growth in profitability of the business. Net cash generated from operating activities during fiscal year 2013 consisted of our operating profit (after excluding non-cash charges) of

R311.0 million, net investments in working capital of R23.1 million, net interest paid of R1.5 million and taxes paid of R74.4 million.
Net cash generated from operating activities was R153.1 million for fiscal year 2012. Net cash generated from operating activities during fiscal year 2012 consisted of our operating profit (after excluding non-cash charges) of R257.8 million, net investments in working capital of R65.3 million, net interest paid of R3.6 million and taxes paid of R35.8 million.
Investing Activities
Net cash used in investing activities in fiscal year 2014 increased to R133.2 million from R96.1 million in the prior year. Net cash used in investing activities during fiscal year 2014 primarily consisted of capital expenditures of R128.7 million. Capital expenditures during the year included capitalized development costs of R35.2 million and cash paid to purchase property, plant, and equipment of R79.6 million, which included in-vehicle devices of R58.9 million. In addition to the capital expenditure, net cash used in investing activities also included an initial outflow of R3.6 million for the acquisition of a proprietary software development business and an outflow of R0.3 million of deferred consideration paid as a result of this acquisition.
Net cash used in investing activities in fiscal year 2013 increased to R96.1 million as compared to R82.1 million in the prior year. Net cash used in investing activities during fiscal year 2013 primarily consisted of capital expenditures of R94.1 million. Capital expenditures during the year included capitalized development costs of R31.2 million and cash paid to purchase property, plant and equipment of R51.5 million, which included in-vehicle devices of R33.9 million.
Net cash used in investing activities was R82.1 million for fiscal year 2012. During fiscal year 2012, net cash used in investing activities primarily consisted of capital expenditures of R77.5 million. Capital expenditures during the year included capitalized development costs of R32.6 million and cash paid to purchase property, plant, and equipment of R41.6 million, which included in-vehicle devices of R26.7 million. In fiscal year 2012, we also used R5.5 million to grant a loan to Intellichain, which we extinguished when we subsequently acquired the business of Intellichain during fiscal year 2013.
Financing Activities
Net cash generated from/(used in) financing activities was R595.7 million, (R95.7 million) and (R80.7 million) for fiscal years 2014, 2013 and 2012, respectively. Net cash generated from/(used in) financing activities consisted of dividend payments of R39.6 million, R78.9 million and R39.4 million for fiscal years 2014, 2013 and 2012, respectively, and net repayment of borrowings of R3.4 million, R19.7 million and R41.5 million over the same periods. In fiscal year 2014, net cash generated from financing activities included R665.7 million in respect of proceeds arising from the issuance of shares, which included R649.9 million of proceeds from our IPO, before share issue expenses paid of R27.0 million. A further R15.8 million was received as a result of share options exercised during the year under the share option scheme. In fiscal years 2013 and 2012, we received R2.9 million and R0.2 million respectively as a result of share options exercised under the share option scheme.
Credit Facilities
At March 31, 2014, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft and borrowings) of R802.6 million ($75.8 million) and unutilized borrowing capacity of R119.8 million ($11.3 million) available through our credit facilities. Our principal sources of credit are our facilities with Investec Bank Limited, Standard Bank Limited and Nedbank Limited.

We have a R70 million overdraft facility with Standard Bank Limited that bears interest at the South African prime rate less 1.2%. At March 31, 2014, R27.7 million was utilized under this facility. We use this facility as part of our currency hedging strategy. We draw down on this facility in the applicable currency in order to fix the exchange rate, in anticipation of settling a future transaction in that currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by us and MiX Telematics International Proprietary Limited.
Our Investec credit facility includes an overdraft facility, and a term loan facility. Our R50 million overdraft facility matures in February 2015 and bears interest at the South African prime rate less 0.5%. At March 31, 2014, we had borrowed R0.2 million under this facility, which we use to meet the working capital requirements of our Africa consumer operation. The term loan facility matures in September 2015 and bears interest at the South African prime rate less 0.5%. At March 31, 2014, R0.04 million was outstanding under this loan. There is currently R9.1 million of unutilized capacity under the term loan facility, which we use for working capital purposes.
Our obligations under the overdraft facility with Investec Bank Limited are guaranteed by MiX Telematics Africa Proprietary Limited and are secured by a lien on all of rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited. Our obligations under the term loan and term loan facility with Investec Bank Limited are guaranteed by us and MiX Telematics Africa Proprietary Limited and are secured by a lien on all rights, title and interest in and to the customer contracts of MiX Telematics Africa Proprietary Limited.
During fiscal year 2014, we entered into a R10 million facility from Nedbank that bears interest at South African prime less 2%. At March 31, 2014 the facility was not being used. We plan to use this facility for working capital purposes in our Africa consumer operation.
Our credit facilities with Standard Bank Limited, Investec Bank Limited and Nedbank Limited contain certain restrictive clauses, including without limitation, those limiting our and our guarantor subsidiaries', as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For our disclosures in respect of research and development, technology and intellectual property please refer to "Item 4B. Business Overview".
5D. TREND INFORMATION
Subscription revenue is our largest and fastest growing component of total revenue. The table below sets out subscription revenue and total subscribers for each of the eight quarters in the period ending March 31, 2014.

	For the Quarter Ended,
	Mar 31. 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31. 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012
Subscription Revenue (R'000)	232,609	219,835	207,064	194,208	186,294	176,032	164,995	159,399
Subscribers	450,502	428,509	404,034	376,937	359,643	340,377	314,923	291,486
Subscription revenue increased sequentially in each of the quarters presented primarily due to increases in the number of total subscribers in each quarter.
Historical trends in profitability may be affected by the level our future investments in sales and marketing and development. In addition hardware revenue fluctuations, caused by long sales cycles for our enterprise fleet management solutions and an increasing trend towards fully-bundled subscriptions, may also impact historical profitability trends.
5E. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual cash obligations at the end of fiscal year 2014 are summarized in the following table:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(In thousands)
Term loan	R3,741	R1,279	R2,462	—	—
Operating lease obligations	47,083	18,001	29,082	—	—
Approved and committed capital commitments	29,747	29,747	—	—	—
Outstanding purchase obligations	35,766	35,766	—	—	—
Data center commitments	8,110	5,259	2,851	—	—
Total	R124,447	R90,052	R34,395	—	—
Total contractual obligations as of March 31, 2014 were R124.4 million ($11.7 million).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6 A. DIRECTORS AND SENIOR MANAGEMENT
The names of the senior management and directors of MiX Telematics Limited, their ages at July 31, 2014 and their positions are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa 1686.

Name	Age	Position

Senior Management
Stefan Joselowitz	55	President and Chief Executive Officer / Director
Megan Pydigadu	40	Group Chief Financial Officer / Director
Charles Tasker	50	Chief Operating Officer / Director
Riëtte Botha	46	Executive Vice President — Special Projects
Brendan Horan	39	Executive Vice President — Managing Director of Africa
Catherine Lewis	39	Executive Vice President — Technology
Gert Pretorius	46	Executive Vice President — Information Systems
Howard Scott	55	Executive Vice President — Strategy and Acquisitions

Non Executive Directors
Richard Bruyns	61	Chairman
Enos Banda	48	Director
Hubert Brody	50	Director
Christopher Ewing	65	Director
Robin Frew	54	Director
Anthony Welton	66	Director
Fundiswa Roji	38	Alternate Director to Hubert Brody
Senior Management
Stefan Joselowitz has served as our President and Chief Executive Officer, and as a member of our Board of Directors, since he founded the Group in 1996. In 2008, he relocated to the United States as part of our global expansion strategy. Since founding MiX, Mr. Joselowitz has overseen five acquisitions. He successfully orchestrated the Company’s listing on the JSE in 2007 and last year (2013) led the team that listed the Company on the NYSE, in the process concluding a $65 million capital raising to fund future growth. Prior to MiX, from 1984 to 1995, he served as Chief Executive Officer, and previously, Sales Director, of Shurlok Proprietary Limited, a developer of electronic systems for the automotive industry, helping to build the company into a leader in the field of vehicle safety and security.
Megan Pydigadu has served as our Group Chief Financial Officer and as a member of our Board of Directors since 2010. Previously, Ms. Pydigadu served as our Financial Controller. From 2005 until joining MiX in 2010, Ms. Pydigadu served as financial controller for Bateman Engineering, an international project management business based in South Africa. Ms. Pydigadu previously was an accountant with Deloitte & Touche and she is a registered accountant in South Africa.
Charles Tasker has served as the Chief Operating Officer since June 2014 and has served as a member of our Board of Directors since August 2007. Prior to assuming the position of Chief Operating Officer, Mr. Tasker served as the Executive responsible for our Fleet Solutions worldwide since the acquisition of OmniBridge in 2007. Prior to MiX, Mr. Tasker founded DataPro in 1986, an Internet service provider and software development company, which was acquired by Control Instruments Group Limited in 1996. As part of that acquisition, Mr. Tasker joined Control Instruments to lead its fleet management business, which became OmniBridge. Mr. Tasker has more than 25 years of entrepreneurial and management experience working with companies in the technology sector.
Riëtte Botha has served as the executive vice president of Special Projects since 2011 with a focus on developing our strategy to globalize our consumer business. Ms. Botha joined our Group in 1999 and was a member of the Board of

Directors from October 2002 until August 2013. Ms. Botha has held a number of positions with the Company including Chief Financial Officer and Managing Director of MiX Telematics Africa Prorietary Limited. Ms, Botha has been involved in most aspects of the MiX business during her tenure.
Brendan Horan, an executive vice president, has served as Managing Director of Africa since June 2014 when our fleet and consumer businesses in Africa were merged into one business. Mr. Horan served as the Executive responsible for Consumer Solutions from January 2012 to June 2014. From September 2008 until December 2011, Mr. Horan served as General Manager - Sales and Marketing of MiX Telematics Africa Pty Limited, which covered both fleet and consumer business development for the whole of Africa. Previously, Mr. Horan served as our General Manager - RSA and Africa Fleet from March 2007 until September 2008. Mr. Horan is a registered accountant with previous accounting experience in South Africa and the United Kingdom.
Gert Pretorius has served as the executive vice president for Information Systems since June 2014 and is responsible for our information technology and business systems. Mr. Pretorius served as the Executive responsible for Africa Fleet Solutions from January 2012 to June 2014. Mr. Pretorius has served in various other senior sales and operations roles at MiX before being appointed chief operating officer for MiX Africa in 2010. Previously, Mr. Pretorius served as operations manager for OmniBridge. From 1998 until joining OmniBridge, Mr. Pretorius held senior executive roles at fleet management companies including Super Group and Daimler Fleet Management and in the security industry at Coin Security Group.
Catherine Lewis, our executive vice president for Technology, joined the business formerly known as OmniBridge in May 2001 and in November 2013 was promoted to Managing Director of MiX's Central Services Organisation (CSO). Ms. Lewis is the custodian of the MiX Telematics brand and is responsible for product development and manufacturing, the hosting and operations of the MiX SaaS platform, fleet marketing and product management, technical support and associated services. Ms. Lewis holds a Business Science degree with Honors in Information Systems from the University of Cape Town.
Howard Scott has served as the executive vice president of Strategy, Mergers and Acquisitions since September 2010. Mr. Scott served as a consultant to us from March 2008 until November 2010 and served as our Financial Director from August 2007 until February 2008. Previously, Mr. Scott has held senior finance and accounting roles including as the Financial Director of a JSE-listed company and as the non-executive director of a JSE-listed accounting software provider.
Directors
Richard Bruyns has served as the Chairman of our Board of Directors since October 2007. Mr. Bruyns is also a member of our Audit and Risk Committee, our Nominations and Remuneration Committee and our Social and Ethics Committee. Mr. Bruyns serves as non-executive director on the board of directors of Conduit Capital Limited, a publicly traded financial services company. Mr. Bruyns served as Chairman of New Africa Investments from 2009 until 2013.
Enos Banda has served as a member of our Board of Directors since May 2013. Mr. Banda is also a member of our Audit and Risk Committee. Mr. Banda has served as the Chief Executive Officer of Freetel Capital Proprietary Limited, a private investment partnership, since 2006 and has served as a non-executive director of Super Group Limited since July 2011. Furthermore Mr. Banda has sat on a number of boards of listed and unlisted international and South African companies including serving as Chairman of Gold Reef Resorts Limited, which merged with Tsogo Sun, from July 2009 to February 2011. Mr. Banda has served as Chairman of the South African National Electricity Regulator and Chairman of the Municipal Infrastructure Investment Unit of the South African Government. Mr. Banda was country head for global bank Credit Suisse First Boston and later, head of sub-Saharan Africa for HSBC Corporate and Investment Bank. Mr. Banda has practised law in both the United States and in South Africa. Mr. Banda is a member of the New York law bar and an Advocate of the Supreme Court of South Africa. Mr. Banda is a Senior Associate and Faculty Member of the University of Cambridge Institute on Sustainability Leadership and he serves on the US Board of the South Africa Washington International Program, a non-profit organization that supports emerging South African leaders.

Hubert Brody has served as a member of our Board of Directors since August 2010. Mr. Brody was also until recently, the Chief Executive Officer and Chairman of the Executive Board of Imperial Holdings Limited, a leading vehicle distributor and retailing group and our largest shareholder.

Christopher Ewing has served as a member of our Board of Directors since January 2012. Mr. Ewing serves as a member of our Audit and Risk Committee and assumed the role of chairman of our Audit and Risk Committee following Mr. Shough’s resignation in August 2013. In April 2014, he was appointed as chairman of the Social and Ethics Committee and relinquished the chairmanship of the Audit and Risk Committee but remains a member of that committee. Mr. Ewing serves as a consultant of the law firm of Cliffe Dekker Hofmeyr. Mr. Ewing has practiced corporate law for more than 30 years, specializing in mergers and acquisitions. Mr. Ewing serves on the board of directors and audit committee of Better Life Group Limited, a mortgage originating company.
Robin Frew has served as a member of our Board of Directors since November 1997. Mr. Frew serves as the Chairman of our Nominations and Remuneration Committee. Mr. Frew has served as the Chief Executive Officer of Masalini Capital Proprietary Limited, a private investment partnership, since 2002.
Anthony Welton has served as a member of our Board of Directors since February 2008. Mr. Welton serves as a member of our Nominations and Remuneration Committee and until April 3, 2014 as chairman of the Social and Ethics Committee. On April 3, 2014, he was appointed as chairman of the Audit and Risk Committee and on that date he relinquished the chairmanship of the Social and Ethics Committee but remains a member of that committee. Mr. Welton’s career as a financial director of JSE listed companies spanned the years from 1986 to 2009, the most recent position being Financial Director of Malbak Limited, an industrial holding company, from 1997 until 2002. From 2003 until 2009 Mr. Welton served as an independent financial consultant. Mr. Welton acted as our interim Group Executive Financial Director from July 2009 to July 2010 while we were in the process of recruiting a permanent candidate.
Fundiswa Roji served as a member of our Board of Directors from August 2007 until her resignation in May 2013, which resulted in her ceasing to be an independent director for JSE purposes by reason of her affiliation with Imperial Holdings Limited. Ms. Roji continues to serve as an alternate director to Hubert Brody in order to afford us the benefit of her nine years of extensive experience with us in various non-executive roles. As an alternate director, Ms Roji has no power to act or vote unless Mr. Brody is absent. Ms. Roji is also a member of our Social and Ethics Committee. Ms. Roji has served as a Senior Manager - Strategy and Investor Relations at Imperial Holdings Limited, our largest indirect shareholder, since January 2013. Ms. Roji served as Director of Investments at Kagiso Tiso Holdings Proprietary Limited, from 2001 until 2012.

6B. Compensation
Compensation of Directors and Executive Officers
Non-Executive Director Compensation
Fees payable to non-executive directors are proposed and reviewed semi-annually by our Nominations and Remuneration Committee and recommended to our Board of Directors, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. At the most recent annual meeting of shareholders held on September 19, 2013, our shareholders approved non-executive director fees for a period of two years from the passing of the resolution (i.e. September 19, 2013) or until its renewal, whichever is the earliest. These fees are set out below:

Description	Annual Fee
Directors' fee	R270,000
Audit and Risk Committee member *	140,000
Nominations and remuneration committee member *	63,000
Social and ethics committee member *	50,000
Chairman of the Board **	605,000
Chairman of the Audit and Risk Committee ***	168,000
Chairman of the nominations and remuneration committee ***	95,000
Chairman of the social and ethics committee ***	90,000

*    In addition to the directors’ fee
**     Include directors’ fee
***     Includes committee membership fee
Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or long term incentive plans. We do not set aside or accrue any amounts to provide pension, retirements or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2014 was R3.0 million.
The following table sets forth the amounts paid to our non-executive directors for fiscal year 2014.

	Fiscal Year ended March 31,
Non-Executive Directors	2014	2014
Richard Bruyns	$75,993	R805,167
Hubert Brody (1)	24,154	255,917
Christopher Ewing (1)	38,375	406,596
Robin Frew (1)	32,405	343,338
Fundiswa Roji (1) (2)	6,512	68,998
Royston Shough (3)	13,061	138,387
Anthony Welton	37,841	400,936
Enos Banda (4)	32,628	345,703
Sub-total	260,969	2,765,042
Value-added tax (1)	18,770	198,877
Total	$279,739	R2,963,919

(1)	Value-added tax included as part of invoice received. Directors' fees shown exclude value-added tax.

(2)	Fundiswa Roji resigned from our Board of Directors effective May 13, 2013 but continues to serve as an Alternate Director to Hubert Brody.

(3)	Royston Shough resigned from the board with effect from August 9, 2013.

(4)	Appointed to the board with effect from May 13, 2013.

Executive Director and Other Senior Management Compensation
Our remuneration policy is formulated to attract and retain high-caliber executives and motivate them to develop and implement our business strategy in order to optimize long-term shareholder value. Our objective is to have our remuneration policy conform to best practice standards. Our remuneration policy is based on the following key principles:

•	total rewards are set at levels that are considered to be responsible and competitive within the relevant market;

•
total incentive-based rewards are earned through the achievement of demanding growth and return targets consistent with shareholder interests over the short-, medium- and long-term incentive plans, performance measures and targets are structured to operate soundly throughout the business cycle; and

•	the design of long-term incentive plans is prudent and does not expose shareholders to unreasonable financial risk.
Executive compensation is comprised of the following four principal elements:

•	basic salary and living and travel allowances;

•	semi-annual incentive bonuses;

•	share incentive plans; and

•	retirement and other benefits including group life and health insurance.

The aggregate compensation, including benefits in kind, for our executive directors and other senior management for fiscal year 2014, was approximately R45.4 million.
The following table sets forth the amounts paid to our executive committee members for fiscal year 2014.

	Fiscal Year ended March 31, 2014
Executives (1)	Salary and Allowances (2)	Other Benefits (3)	Retirement Benefits	Performance Bonuses (4)	Total
	(In thousands)
Stefan Joselowitz (5)	R4,554	—	—	R5,919	R10,473
Megan Pydigadu	1,921	101	77	3,388	5,487
Charles Tasker	2,897	42	233	3,488	6,660
Brendan Horan	1,818	108	74	1,850	3,850
Gert Pretorius	1,741	99	160	1,852	3,852
Terence Buzer (6)	2,030	21	159	1,729	3,939
Riëtte Botha (7)	2,324	12	92	1,242	3,670
Howard Scott (5) (7)	2,580	—	—	4,189	6,769
Catherine Lewis (8)	597	15	54	—	666
Total	R20,462	R398	R849	R23,657	R45,366

(1)Each of the listed executives is party to an employment contract with us as described in “—Executive employment contracts.”
(2)Allowances include cost of living and travel allowances.
(3)Other benefits represent group life and health insurance.
(4)Performance bonuses are based on actual amounts paid during the financial year.

(5)	Individuals paid in U.S. Dollars. The amounts paid to individuals in U.S. Dollars have been translated into South African Rand at the exchange rate applicable at the time of payment.

(6)	Resigned from the board with effect from August 9, 2013 but remained as Group executive committee member until he retired on March 31, 2014.
(7)Resigned from the board with effect from August 9, 2013 but remained as Group executive committee member.

(8)	Appointed to the executive committee with effect from December 1, 2013. Emoluments disclosed only include amounts paid from December 1, 2013 to March 31, 2014.
Basic Salary
The basic salary of each executive is subject to annual review and is set to be responsible and competitive with external market practice in similar companies, which are comparable in terms of size, market sector, business complexity and international scope. Company performance, individual performance and changes in responsibilities are also taken into account when determining annual basic salaries.
Semi-Annual Incentive Bonus
All executives are eligible to receive a discretionary performance-related semi-annual bonus. Our Nominations and Remuneration Committee reviews bonuses at the half-year and at year-end, and determines the bonus level based on performance criteria set at the start of the performance period. The criteria include targets relating to subscriber growth, subscription revenue growth, cash generated, adjusted headline earnings and divisional operating profit growth and certain discretionary elements. The short-term incentive program is available to executive directors, senior executives and selected employees. Cash bonuses to senior executives and executive directors are approved by our Nominations and Remuneration Committee.

Share Incentive Plans
The long-term incentive program is administered through the Group Executive Incentive Plan – a share option plan. The share option plan and the award of share options to executive directors and senior executives is controlled by the Nominations and Remuneration Committee. Proposals for the award of share options are presented by the Chief Executive Officer to the committee which, after review and consideration, recommends the award of such options as it deems fit to the Board for approval. Selected participants will receive grants of share options which are conditional rights to receive MiX shares at prices equal to the exercise price. Vesting of options is subject to time and performance conditions. The performance conditions and period are determined by the committee on a grant-by-grant basis in respect of each new grant of options.
The targets and measuring terms relating to each issue are detailed in the letter of grant. After vesting, the options will become exercisable. Upon exercise by a participant, the Company will settle the value of options by delivering MiX shares that will be issued out of authorized unissued MiX shares. These options are treated as equity-settled instruments.
Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2014, options to purchase 38,912,500 of our ordinary shares with a weighted average exercise price of R1.52 per share were outstanding, and options for the purchase of 11,762,500 such shares were fully vested.
The following table sets forth the outstanding stock-based compensation benefits for executives at March 31, 2014.

	Option grant date
	December 9, 2008 000’s	December 9, 2008 000’s	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	Total 000’s
Stefan Joselowitz (1)	500	1,000	1,500	3,000	—	2,500	8,500
Riëtte Botha (2)	125	750	1,375	—	—	—	2,250
Terence Buzer (3)	—	1,000	1,500	—	—	—	2,500
Megan Pydigadu (1)	—	—	1,500	500	—	1,000	3,000
Howard Scott (2)	—	—	750	500	—	—	1,250
Charles Tasker (1)	500	1,000	1,500	—	2,000	2,000	7,000
Brendan Horan	—	—	250	—	750	1,500	2,500
Gert Pretorius	—	—	250	—	750	1,500	2,500
Catherine Lewis (4)	—	—	500	—	—	1,500	2,000
	1,125	3,750	9,125	4,000	3,500	10,000	31,500
Option strike price (cents per share)	70	70	112	112	154	246
JSE share price on grant date (cents per share)	58	58	104	104	160	300
Expiry date	December 9, 2014	December 9, 2014	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018
Performance conditions:
Target share price of (Rand)	n/a	5	n/a	5	n/a	n/a
Minimum shareholder return of	10%	n/a	5%	n/a	10%	10%
(1)    Executive director at March 31, 2014 and March 31, 2013.
(2)    Executive director at March 31, 2013.
(3)    Retired on March 31, 2014. Executive director at March 31, 2013.
(4)    Appointed to the executive committee with effect from December 1, 2013.

Retirement Benefits
It is our policy to provide retirement benefits to all our South African, United Kingdom, United States, Brazilian and Australian employees.
All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are generally funded by both member and company contributions except in the United States where no Group contribution is made. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, we contribute to a mandatory state social contribution plan known as Regime Geral de Previdência Social (RGPS) and a private social contribution plan called Regime de Previdência Complementar (RPC), which is optional. For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered.
The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2014, 2013 and 2012, we contributed an aggregate of R17.8 million, R14.5 million and R12.8 million respectively, in respect of the retirement benefits.
Life Insurance
We offer group life insurance coverage up to seven times the basic annual salary for a number of employees and temporary absence cover for eligible employees who are long-term absentees for up to age 65 if the absence is due to illness or injury or for up to three years if the absence is due to any other reason.
Health Care
We offer health care insurance for certain employees and their dependents. The health plan provides coverage for in-patient, day-patient and out-patient treatments and employees have the option of adding the following enhancements to their plans: psychiatric cover, general practitioner referred services, hospital visits and dental and optical.
Other Benefits
Executives are compensated on a cost-to-company basis and as part of their package are entitled to a car allowance, provident fund contributions, medical, and death and disability insurance. The provision of these benefits is considered to be market competitive for executive positions.
Executive Employment Contracts
Our executive employment contracts continue indefinitely until terminated by either party and provide for the following:

•
Executives are eligible to receive, in addition to their annual cost to company salary package, an annual performance bonus that will be paid out on a semi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Executives are entitled to participate in our share option plan, and are provided with a mobile phone for business use. Certain broadband costs are also paid by us.

•
Employment may be terminated at any time if executives are found guilty of misconduct or have committed a breach of a material obligation under the employment agreement. Contracts may also be terminated if executives consistently perform poorly, are incompatible with our culture or become incapacitated and unable to perform.

•	The inclusion of confidentiality, assignment of inventions and restraint of trade agreements.
The annual cost to company salary package of our executives is as follows:

•	Stefan Joselowitz. Mr. Joselowitz is paid an annual cost to company salary package of $500,000.

•	Riëtte Botha. Ms. Botha is paid an annual cost to company salary package of R2,427,400 ($229,102).

•	Terence Buzer. Mr. Buzer was paid an annual cost to company salary package of R2,210,000 ($208,583).

•	Megan Pydigadu. Ms. Pydigadu is paid an annual cost to company salary package of R2,310,000 ($218,021).

•	Howard Scott. Mr. Scott is paid an annual cost to company salary package of $255,000.

•
Charles Tasker. Mr. Tasker is paid an annual cost to company salary package of R3,025,000 ($285,504). Mr. Tasker who is employed by MiX International Proprietary Limited, one of our South African subsidiaries, is required to spend at least four months a year in the United States. While in the United States Mr. Tasker is entitled to an additional allowance of $7,500 per month, the use of 2 company vehicles, and 4 airline tickets between South Africa and the United States a year for his family members.

•	Brendan Horan. Mr. Horan is paid an annual cost to company salary package of R2,200,000 ($207,639).

•	Gert Pretorius. Mr. Pretorius is paid an annual cost to company salary package of R2,200,000 ($207,639).

•	Catherine Lewis. Ms. Lewis is paid an annual cost to company salary package of R2,130,000 ($201,033).
External Appointments
Executive directors are not permitted to hold external directorships or offices, other than those of a personal nature, without the approval of our Board of Directors.
Indemnification Agreements and Policies; Insurance
Our Memorandum of Incorporation provides that we may:

•	advance expenses to a director or directly or indirectly indemnify a director in respect of the defense of legal proceedings, as set forth in Section 78(4) of the Companies Act;

•	indemnify a director in respect of liability as set forth in Section 78(5) of the Companies Act; and

•	purchase insurance to protect us or a director as set forth in Section 78(7) of the Companies Act.
These indemnification provisions also apply to any former director, prescribed officer or member of any committee of our Board of Directors.
In addition, we have entered into agreements to indemnify our directors and executive officers to the maximum extent allowed under South African law. These agreements have, among other things, indemnified these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as a member of our Board of Directors.

6C. BOARD PRACTICES
Board of Directors
Our Board of Directors is composed of six non-executive directors and three executive directors. Our Memorandum of Incorporation requires that our Board of Directors must be comprised of at least four directors. At least one-third of the non-executive directors retire by rotation each year and stand for re-election at each annual general meeting in accordance with our Memorandum of Incorporation. Director appointments during the year are ratified at the next annual general meeting. The expiration of our current non-executive directors’ terms of office is set forth in the table below.

Non-Executive Director	Initial appointment to the Board of Directors	Year Current Term Expires

Richard Bruyns	August 2007	2015
Enos Banda	May 2013	2016
Hubert Brody	August 2010	2016
Christopher Ewing	January 2012	2017
Robin Frew	January 1996	2017
Anthony Welton	February 2008	2015

Executive Director
Stefan Joselowitz	January 1996	Indefinite
Megan Pydigadu	August 2010	Indefinite
Charles Tasker	August 2007	Indefinite
Refer to "Item 6B. Compensation - Executive Employment Contracts" for further details in respect of the termination of Executive Director contracts. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
Directors are appointed on the basis of skill, experience and their contribution and impact on our activities. Apart from the statutory requirements relating to eligibility and qualification, no additional eligibility requirements or qualifications are stipulated in our Memorandum of Incorporation. In accordance with its annual meeting plan, our Board of Directors meets at least quarterly.
Our Board of Directors has established committees to assist in the execution of its responsibilities. Each committee operates in accordance with an approved charter and the performance of each committee is reviewed annually by our Board of Directors. The following is a brief description of each of the committees and their respective duties.
Audit and Risk Committee
Our Audit and Risk Committee assists our Board of Directors in matters relating to internal controls, financial reporting, external audit, internal audit, risk management and regulatory compliance. The Audit and Risk Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE. Our Audit and Risk Committee's responsibilities include:

•	reviews internal control systems developed by management;

•	reviews internal controls over financial reporting, which includes disclosure controls and procedures;

•	evaluates the effectiveness of the internal control frameworks and reviews whether recommendations made by the external and internal auditors and advisors have been implemented;

•	considers the adequacy of, and security of, our computer systems and evaluates contingency plans in the event of systems breakdowns and disasters;

•
oversees the financial reporting process and reviews the interim financial statements, annual financial statements, SEC filings including the Form 20-F, preliminary announcements and special documents prior to release;

•
reviews with management and the external auditor the financial statements, key accounting policies, practice and estimates, any changes to accounting policies and estimates and judgments, significant adjustments, unadjusted differences and any disagreements;

•	annually reviews the performance of the external auditor and nominates for appointment an independent registered auditor;

•	reviews processes to ensure that reliable and efficient risk management strategies, policies and risk insurance programs are in place; and

•	reviews the process for monitoring compliance with laws, regulations and our Code of Ethics and Conduct.
Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. Since our listing on the NYSE our Audit and Risk Committee has been comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE Listing Requirements. A representative from the outsourced internal audit function and the external auditors attend meetings. The Group Chief Financial Officer attends all meetings, with the Chief Executive Officer attending the meetings where the quarterly results are reviewed. The Chairman of our Social and Ethics Committee is also invited to all Audit and Risk Committee meetings. The committee meets at least six times a year, with two meetings a year focused on risk management. The current members of our Audit and Risk Committee are Enos Banda, Richard Bruyns, Christopher Ewing and Anthony Welton (Chair). Mr. Anthony Welton is our audit committee financial expert as defined by SEC rules.
Nominations and Remuneration Committee
This committee is responsible for:

•	setting the compensation and benefits of senior executives and executive directors;

•	advising on the fees of committee members and non-executive directors, which are approved by shareholders at the annual general meeting;

•	advising on senior executive and executive director appointments;

•	reviewing succession planning at the executive level;

•	confirming the share incentive plan and the allocation of awards under the plan; and

•	selecting and recommending candidates for appointment to our Board of Directors.
The committee meets at least four times a year. The current members of our Nominations and Remuneration Committee are Richard Bruyns, Robin Frew (Chair) and Anthony Welton. Our Nominations and Remuneration Committee is composed solely of independent directors within the meaning of SEC and NYSE rules of independence.
Social and Ethics Committee
In accordance with the Companies Act, we established this committee in fiscal year 2012. Our Social and Ethics Committee monitors our activities, particularly with respect to any relevant legislation, other legal requirements or prevailing codes of best practice, regarding matters relating to:

•
social and economic development, including our standing in terms of the goals and purposes of (a) the ten principles set out in the United Nations Global Compact Principles; (b) the Organization for Economic Cooperation and Development recommendations regarding corruption; (c) South African Employment Equity Act; and (d) BBBEE;

•	good corporate citizenship;

•	the environment, health and public safety, including the impact of our activities, products and services;

•	consumer relationships, including our advertising, public relations and compliance with consumer protection laws;

•	reviews the process for monitoring compliance with laws, regulations and our Code of Ethics and Conduct; and

•
labor and employment, including our standing in terms of the International Labour Organisation Protocol on decent work and working conditions and our employment relationships and our contribution toward the educational development of our employees.

 The Chief Executive Officer and Group Chief Financial Officer are invited to attend all meetings. The committee meets at least four times a year. The current members of our Social and Ethics Committee are Riëtte Botha, Richard Bruyns, Christopher Ewing (Chair), Fundiswa Roji and Anthony Welton.
Executive Committee
We have also established an Executive Committee that is responsible for devising our strategy for recommendation to our Board of Directors and to implement the strategies and policies approved by our Board of Directors. Our Executive Committee is also responsible for our day-to-day business and affairs. The current members of our Executive Committee are Riëtte Botha, Brendan Horan, Stefan Joselowitz, Catherine Lewis, Gert Pretorius, Megan Pydigadu, Howard Scott and Charles Tasker,

6D. EMPLOYEES
As of March 31, 2014, we had 939 full-time permanent employees and 100 part-time employees. The following table presents the breakdown of our employees at the date indicated by geographic location:

As of March 31, 2014
South Africa	793
United States	71
United Kingdom	45
United Arab Emirates	69
Australia	47
Brazil	12
Uganda	2
Total	1,039

6E. SHARE OWNERSHIP
The table below sets forth information with respect to the beneficial ownership of our shares as of June 27, 2014 by each of our directors and executive officers. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of June 27, 2014 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 787,512,500 ordinary shares outstanding at June 27, 2014.

	June 27, 2014
	Number of ordinary shares beneficially owned ('000)	Percentage of beneficial ownership
Non-executive
Richard Bruyns(1)	3,668	*
Enos Banda	—	*
Hubert Brody	122	*
Christopher Ewing	—	*
Robin Frew(2)	61,210	7.8%
Fundiswa Roji (3)	250	*
Anthony Welton (4)	—	*

Executive
Stefan Joselowitz (5)	27,667	3.5%
Riëtte Botha (6)	8,664	1.1%
Megan Pydigadu (7)	1,408	*
Howard Scott (8)	11,397	1.4%
Charles Tasker (9)	4,263	*
Gert Pretorius	—	*
Brendan Horan (10)	125	*
Catherine Lewis (11)	1,400	*
All directors and executive officers as a group (12)	120,174	15.3%
*    Less than 1%

1.
Includes 3,667,563 shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Mr. Bruyns.

2.
Includes 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited and 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited. Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew. Excludes 7,911,040 ordinary shares held by Thynk Capital Proprietary Limited (“Thynk”), as to which Mr. Frew disclaims beneficial ownership. Thynk is owned in equal parts by three individuals, Mr. Frew, Neil Macdonald and Robert Ferguson. Voting and investment power over such shares is exercised by the directors of Thynk, Mr. Frew and Neil William Macdonald, subject to ultimate control by the owners of Thynk. Excludes 70,261,440 ordinary shares held by immediate family members, as to which Mr. Frew disclaims beneficial ownership.

3.	Resigned as a non-executive director from the board and appointed as alternate director to Hubert Brody with effect from May 13, 2013.

4.	Excludes 235,000 ordinary shares owned by Mr. Welton’s spouse, as to which he disclaims beneficial ownership.

5.
Includes options to purchase 3,375,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option.

6.
Includes 125,000 ordinary shares held by a direct family member and options to purchase 1,875,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option.

7.
Includes options to purchase 1,375,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option.

8.
Includes options to purchase 250,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option.

9.
Includes 1,138,320 ordinary shares owned by a family trust of which Mr. Tasker, his spouse and Johan Pretorius are trustees and options to purchase 3,125,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option. Voting and investment power over the ordinary shares held by such trust are exercised by Mr. Tasker and his spouse.

10.
Includes options to purchase 125,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option. Excludes 78,100 ordinary shares owned by Mr. Horan’s spouse, as to which he disclaims beneficial ownership.

11.
Includes options to purchase 375,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option.

12.
Includes options to purchase 10,500,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2014, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($11.80 per ADS) at any time prior to the expiration of the option.

The R5.00 target in the footnotes above will be reduced by dividends declared by the Company between the option grant date and the date that the vesting criteria are assessed to determine whether or not the option can be exercised in terms of the share scheme rules.
Refer to "Item 6B. Compensation", which sets forth details of the share incentive plan and the outstanding stock-based compensation benefits held by executives at March 31, 2014.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS
As of June 27, 2014, our issued share capital consisted of 787,512,500 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation (except to the extent that the shareholdings of Imperial Holdings Limited disclosed in the table below may be deemed to constitute control); or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The following table sets forth as of June 27, 2014, certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name of beneficial owner (1)	Total shareholding	% of shares in issue (2)
Imperial Holdings Limited (3)	200,828,260	25.5
GAF Trust (4)	70,261,440	8.9
Masalini Capital Proprietary Limited (5)	59,370,880	7.5

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	The percentages shown are based on 787,512,500 ordinary shares issued and outstanding as of June 27, 2014.

(3)
Includes 200,828,260 ordinary shares owned by Imperial Corporate Services Proprietary Limited ("Imperial Corporate"). Imperial Holdings Limited owns Imperial Corporate, and voting and investment power over the foregoing shares is exercised by the Board of Directors of Imperial Holdings Limited, which is comprised of the following individuals: Thulani Sikhulu Gcabashe, Thembisa Dingaan, Schalk Engelbrecht, Michael John Leeming, Phumzile Langeni, Mohammed Valli Moosa, Roderick John Alwyn Sparks, Hubert Rene Brody, Younaid Waja, Ashley (Oshy) Tugendhaft, Osman Suluman Arbee, Manuel Pereira de Canha, Recht Louis (Tak) Hiemstra, Gerhard Wessel Riemann, Marius Swanepoel, Mohammed Akoojee, Mark James Lamberti, Philip Michaux and Johan Jurie Strydom.

(4)
Liane Frew, an immediate family member of Robin Frew, is one of three trustees of the GAF Trust. The other trustees of the GAF Trust are Michael Bloom and David Nathan. Voting and investment power over the ordinary shares held by the GAF Trust is exercised by the majority consent of the trustees.

(5)
Masalini Capital Proprietary Limited is 100% owned by the Robin Frew Family Trust, of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Mr. Frew and the other trustees, Gordon Frew and Juanita Lou Koster.

As of June 27, 2014, 203,901,350 of our ordinary shares, comprising 25.89% of our total issued share capital, were held in the form of ADSs.
As of June 27, 2014, we had 1,901 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Significant Changes in the Ownership of Major Shareholders
On August 9, 2013, we issued 110,000,000 ordinary shares with our IPO, resulting in a significant change in the percentage of our outstanding ordinary shares owned by major shareholders.
The GAF Trust sold 20,000,000 ordinary shares and Masalini Capital Proprietary Limited sold 12,000,000 ordinary shares as part of the IPO on August 9, 2013 in which they participated as selling shareholders.
Imperial Holdings Limited increased its total beneficial shareholding through the acquisition of 8,425,000 and 2,600,000 shares by Imperial Corporate in February 2014 and August 2013 respectively.
7B. RELATED PARTY TRANSACTIONS
The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2014. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.
Thynk Property Fund Proprietary Limited
In November 2007, we entered into a lease agreement with Thynk Property Fund Proprietary Limited (“Thynk”) for our Midrand, South Africa office. Robin Frew, a non-executive director indirectly holds an equity interest in Thynk. The GAF Trust, of which an immediate family member of Mr. Frew’s is a trustee, owns all the equity interests in Thynk. From April 1, 2014 through June 30, 2014 and for fiscal year 2014 we paid Thynk R1.5 million ($141,572) and R5.8 million ($549,678), respectively.
Imperial Group Limited
Imperial Group Limited beneficially owned approximately 25.5% of our outstanding shares at June 27, 2014. One of our non-executive directors, Hubert Brody, was the Chief Executive Officer of Imperial Group Limited up until the end of February 2014. Since May 2014, Hubert Brody has served as a non-executive director of Imperial Group Limited. In addition, an alternate director, Fundiswa Roji, became an employee of Imperial Holdings Limited in January 2013. Ms. Roji resigned from our Board of Directors in May 2013 but continues to serve as an alternate director to Mr. Brody. Imperial Holdings Limited distributes our products through its motor vehicle dealership and car rental distribution channels. From April 1, 2014 through June 30, 2014 and for fiscal year 2014, we paid Imperial Holdings Limited through certain of its subsidiaries R3.1 million ($292,583) and R12.1 million ($1.1 million), respectively, as commissions for sales made by its subsidiaries acting in its capacity as a distributor. We received R14.2 million ($1.3 million) and R54.4 million ($5.1 million), respectively, for the period from April 1, 2014 through June 30, 2014 and for fiscal year 2014 from Imperial Holdings Limited’s subsidiaries for sales of our products and services in the ordinary course of business.
7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The consolidated financial statements are attached hereto and found immediately following the text of this annual report.

8B. SIGNIFICANT CHANGES
See note 37 in the notes to the consolidated financial statements attached to this Annual Report for discussion of subsequent events.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS
Our ordinary shares are traded on the JSE under the symbol “MIX” and our ADSs are traded on the NYSE under the symbol “MIXT”. The tables below show the high and low closing prices in South African Rand for our ordinary shares on the JSE and the high and low closing prices in U.S. Dollar for our ADSs on the NYSE for the periods indicated:

	JSE ("MIX")		Average daily trading volume (1)
	High	Low
	(in South African Rand)		(in shares)
Fiscal year ended March 31,
2014	6.50	3.10	323,455
2013	4.00	1.65	135,384
2012	1.75	1.20	171,993
2011	1.53	1.03	133,691
2010	1.25	0.42	1,028,215
Fiscal quarter ended
June 30, 2014	4.75	3.97	223,094
March 31, 2014	5.70	4.50	326,814
December 31, 2013	5.89	4.79	133,446
September 30, 2013	6.50	3.20	755,965
June 30, 2013	3.80	3.10	66,710
March 31, 2013	4.00	2.90	119,127
December 31, 2012	3.10	2.20	136,940
September 30, 2012	2.70	2.20	212,119
Month
June 2014	4.39	3.97	375,380
May 2014	4.70	4.16	158,806
April 2014	4.75	4.16	138,478
March 2014	5.25	4.60	217,225
February 2014	5.70	4.50	497,423
January 2014	5.65	5.20	271,341

	NYSE ("MIXT")		Average daily trading volume (1)
	High	Low
	(in U.S. Dollars)		(in ADSs)
Fiscal year ended March 31,
2014 (from August 9, 2013)	18.12	10.29	100,382
Fiscal quarter ended
June 30, 2014	11.70	9.20	44,411
March 31, 2014	13.50	10.29	58,141
December 31, 2013	14.47	11.67	68,316
September 30, 2013 (from August 9, 2013)	18.12	14.35	228,964
Month
June 2014	10.12	9.20	54,919
May 2014	10.70	9.83	35,657
April 2014	11.70	10.25	42,657
March 2014	12.44	10.73	46,710
February 2014	13.08	10.29	77,474
January 2014	13.50	11.91	52,081

Source:	JSE and NYSE

(1)	Calculated based on the total volume traded over the number of trading days during the respective period.
On July 21, 2014, the closing price of our ordinary shares on the JSE was R4.30 per ordinary share and the closing price of our ADSs on the NYSE was $10.08.

9B. PLAN OF DISTRIBUTION
Not applicable.

9C. MARKETS
The principal market for the ordinary shares of MiX Telematics Limited is the JSE. On August 9, 2013, following a successful U.S. IPO of ADSs, the Company’s ADSs were listed on the NYSE and are traded under the symbol “MIXT”. The Bank of New York Mellon serves as depositary with respect to the ADSs.

9D. SELLING SHAREHOLDERS
Not applicable.

9E. DILUTION
Not applicable.

9F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL
Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
Amendments to the Memorandum of Incorporation, which was filed as Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 333-189799), were adopted and became effective from December 19, 2013 and have resulted in, inter alia -

•	allowing for the creation of preference shares, the preferences, rights, limitations and other terms attaching to which shall be determined by the Board, subject to the JSE Listings Requirements;

•	deletion of clause 6 of the Memorandum of Incorporation, being "Constructive Notice";

•
amending clause 8.2.6 of the Memorandum of Incorporation so as to specify that the Board shall not have the power to vary the preferences, rights, limitations or other terms of any shares, without a special resolution of shareholders;

•
replacing clause 8.6 of the Memorandum of Incorporation with the following new clause 8.6 - "Securities for which listing on the JSE is sought must be fully paid up and freely transferable unless otherwise required by statute, which includes any foreign statute to which such Securities may be subject from time to time; and Shares may only be issued within the classes and to the extent that those Shares have been authorized by or in terms of this Memorandum of Incorporation. Nothing in this Memorandum of Incorporation shall preclude persons from entering into contractual arrangements in respect of restrictions relating to the transferability of any Securities";

•
replacing any reference to Shares in clause 8.11 of the Memorandum of Incorporation with a reference to equity securities, and insertion, after the first reference to equity securities of the words (as defined in the JSE Listings Requirements);

•
deletion of clause 8.12 of the Memorandum of Incorporation entirely as it serves to simply repeat section 41(3) of the Companies Act, which shall continue to apply notwithstanding the deletion of clause 8.12;

•	deletion of clause 20.6.4 of the Memorandum of Incorporation as this is no longer a requirement of the JSE Listings Requirements;

•	amendments (including certain deletions) to clauses 20.23, 22.1.1, 22.3, 22.4, 22.5, 22.6 and 22.7 of the Memorandum of Incorporation so that all voting shall be by way of polling;

•
deletion of clause 26.7 of the Memorandum of Incorporation entirely as it serves merely as a repeat of the instances in the Companies Act where a director shall cease to hold office (which provisions shall continue to apply notwithstanding the deletion); and

•	replacing clause 31 of the Memorandum of Incorporation “Indemnification of Directors” with a more detailed clause in relation thereto.
A complete copy of the Memorandum of Incorporation, as amended, is filed as an exhibit to this annual report.

10C. MATERIAL CONTRACTS
We do not have any material contracts, other than contracts entered into in the ordinary course of business.
10D. EXCHANGE CONTROLS
South African exchange control regulations are administered by the Financial Surveillance Department of the South African Reserve Bank or "FSD" and are applied throughout the Common Monetary Area or "CMA" (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.
Day to day interaction with the FSD on exchange control matters is facilitated through Authorized Dealers who are persons authorized by National Treasury to deal in foreign exchange, in so far as transactions in respect of foreign exchange are concerned.
The South African government has from time to time stated its intention to relax South Africa’s exchange control regulations when economic conditions permit such action. In recent years, the South African government has incrementally relaxed aspects of exchange control.
Applicants who are resident outside the CMA seek advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an acquisition to be made.
The following summary is intended as a guide and is therefore not comprehensive. If investors are in any doubt regarding South African exchange control regulations, they should consult their professional advisors.
Non-resident holders of securities outside the CMA
A person who is not resident in the CMA, including an emigrant not using emigrant blocked funds, should obtain advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an acquisition of ADSs.
In the case of a dematerialized share held by a shareholder, all shares issued will be credited directly to the ordinary shareholder’s non-resident share account held by his duly appointed Central Securities Depository Participant ("CSDP"). The CSDP or broker through whom the company’s shareholders have dematerialized their shares will ensure that they adhere to the South African exchange control regulations.
Applicants resident outside the CMA should note that, where shares are subsequently re-materialized and issued in certificated form, such share certificates will be endorsed “Non-Resident” in terms of the South African exchange control regulations.
Repatriation of IPO proceeds
The South African Reserve Bank requires that the net proceeds from the IPO be maintained in South Africa. We have obtained approval from the FSD to use MiX Telematics Investments Proprietary Limited ("MiX Investments'') as a domestic treasury management company in South Africa. The IPO proceeds have been transferred to and are held by MiX Investments. MiX Investments has discretion as to the denomination of the funds.
Domestic treasury management company
From an exchange control perspective, MiX Investments enjoys the following benefits:

•
Transfers of up to R2 billion per annum from the parent company (MiX Telematics Limited) to MiX Investments will be allowed without prior approval being required from the FSD. These amounts may be freely deployed to fund our foreign operations. Additional amounts will be subject to prior approval from the FSD;

•
MiX Investments will be allowed to freely raise and deploy capital offshore, provided these funds are without recourse to South Africa. Additional domestic capital (i.e. in excess of the R2 billion per annum referred to above) and guarantees will be allowed to fund foreign direct investments in accordance with the current foreign direct investment allowance. This allowance is discussed in the foreign investments section);

•	MIX Investments will be allowed to operate as our cash management center and cash pooling will be allowed without limitations;

•	Local income generated from cash management will be freely transferable; and

•	MiX Investments may operate foreign currency accounts as well as a Rand-denominated account for operational expenses.
Foreign financing
We, and our South African subsidiaries (with the exception of MiX Investments which is not subject to foreign financing restrictions), require approval by the FSD to obtain foreign loans. Funds raised outside the CMA by our non-resident subsidiaries, i.e. a non-resident for exchange control purposes, are not restricted under South African exchange control regulations and may be used for any purpose including foreign investment, as long as such use is without recourse to South Africa. We would, however, require approval by the FSD in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the CMA.

Debt raised outside the CMA by our non-resident subsidiaries must be repaid or serviced by those foreign subsidiaries. Without approval by the FSD, we can neither use cash we earn in South Africa to repay or service such foreign debts nor can we provide security on behalf of our non-resident subsidiaries.
We may retain dividends declared by our foreign subsidiaries offshore which we may use for any purpose, without any recourse to South Africa. These funds may, subject to certain conditions, also be invested back into the CMA in the form of equity investments or loans.
Under South African exchange control regulations, we must obtain approval from the FSD regarding any capital raising activity involving a currency other than the Rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further approval by the FSD prior to applying any of these funds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments.
Foreign investments
Under current exchange control regulations we, and our South African subsidiaries (with the exclusion of MiX Investments which has been discussed above), can invest overseas without prior approval by the FSD, where the investment is below R500 million per calendar year per company provided that the proposed investment meets certain criteria. Although no prior approval by the FSD is required for these investments, prior approval from the relevant Authorized Dealer, who will evaluate the investment on the same principles applied by the FSD, is required. Where the investment does not meet certain criteria, the Authorized Dealer will refer the matter to the FSD for consideration.
Should the foreign direct investment be more than R500 million per calendar year per company, or where the Authorized Dealer refers the matter to the FSD in the circumstances described above, prior approval by the FSD is required and such foreign investments will only be allowed if the investment meets certain criteria including one of national interest, as determined by the FSD. There is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved foreign investment. The FSD may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.
Investments in South African Companies
A non-resident investor may invest freely in ordinary shares (including ADSs) in a South African company, provided that such transactions are concluded at arm’s length, at fair market-related prices and are financed in an approved manner. In this regard, such financing must be in the form of the introduction of foreign currency, South African Rand from a non-resident account or in terms of approved local borrowings that comply with exchange control regulations. The creation of any loan account between a resident and a non-resident would require prior exchange control approval.

Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the South African Reserve Bank when the consideration is in cash, but may require the South African Reserve Bank review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction, provided that such transactions are concluded at arm’s length and at market-related prices and that the share certificates have been endorsed as “Non-resident”, where the shares have been issued in a certificated form.
Dividends
Dividends declared to non-resident shareholders are not subject to approval by the South African Reserve Bank and are freely transferable to non-resident shareholders by publicly listed companies (provided shares which are issued in a certificated form are endorsed as “Non-resident”). The transfer of funds abroad in respect of the declaration of a dividend in specie or special dividend by a publicly listed company requires prior South African Reserve Bank approval.
Interest
Interest on foreign loans is freely transferable abroad, provided the introduction of the loans received prior South African Reserve Bank approval.
Voting Rights
There are no limitations imposed by South African law or by our Memorandum of Incorporation on the rights of non-South African shareholders to vote the ordinary shares.

10E. TAXATION
South African Tax Considerations
The following summary provides relevant tax information in relation to South African fiscal laws and describes the material South African tax consequences of the purchase, ownership and disposal of shares and ADSs. It is not a complete description of all the tax issues and of all possible tax consequences of such purchase, ownership or disposal. This summary is based on the laws as in force and as applied in practice on the date of this annual report and is subject to changes to those laws and practices subsequent to the date of this annual report. Investors should consult their own advisors as to the tax consequences of the purchase, ownership and disposal of the ADSs and shares in light of their particular circumstances, including, in particular, the effect of any state, regional, local or other tax laws.
Residence-based System of Taxation
Residents of South Africa are taxed on their worldwide income and capital gains, whereas non-residents are taxed only on income and certain capital gains arising from a South African source. Listed shares held by a non-resident would generally not be subject to capital gains tax, or “CGT.”
Individuals
An individual will be a resident of South Africa for tax purposes if either of the following applies:

•
Such individual is “ordinarily resident” in South Africa. This expression is not defined in the Income Tax Act No 58 of 1962, or the “Income Tax Act,” and therefore its meaning is determined according to guidelines established by the courts. Generally, a person’s ordinary residence will be “the country to which he would naturally and as a matter of course return from his wandering; as contrasted with other lands it might be called his usual or principal residence and it would be described more aptly than other countries as his real home.”

•
The requirements of the physical presence test are met. This is generally determined with reference to the number of days spent by the individual in South Africa during a five-year period, and applies only if he or she is not ordinarily resident in South Africa

Legal Persons (Company, Close Corporation and Trust)
As regards legal persons (and for these purposes, a trust is deemed to be a person), a resident is defined in the Income Tax Act as any person which is incorporated, established or formed in South Africa or which has its place of effective management in South Africa.
General Proviso Regarding Treaty Resident Persons
The Income Tax Act excludes from the definition of “resident” any person (legal or natural) that is deemed to be exclusively resident in another country in terms of an agreement for the avoidance of double taxation to which South Africa and that other country are parties. Such a treaty exists between the United States and South Africa effective December 28, 1997.
Dividend Income
Dividends declared by a South African-resident company are exempt from income tax in the hands of the recipient. A withholding tax, known as dividends tax, is levied at the rate of 15% on dividends distributed by a South African-resident company to its shareholders, whether those shareholders are South African residents or non-residents. In addition, a non-resident company listed on the JSE is also liable to withhold the tax in respect of those of its shares which are on the South African register. However, a rebate/credit against the dividends tax is granted in respect of any foreign withholding tax paid on that dividend.
Dividends tax is a final tax withheld by the company declaring the dividend, and applies to any distribution that is made by the company other than a distribution out of contributed tax capital (a defined term which generally means the share capital of a company). The definition of “dividend” is very broad and means any amount transferred or applied by a company for the benefit or on behalf of any person in respect of any share in that company. Because the definition is so broad, and therefore is likely to cover any transaction which represents a distribution of profits to a shareholder, there is only one deemed dividend rule which applies where a company makes a loan at less than a market-related rate of interest to any SA-resident connected persons (not a company). There are also other deemed dividends which apply where there are attempts to avoid the tax by means of dividend swaps, or by means of scrip loans, or by means of repo arrangements.
Where a company buys back its own shares, the proceeds, to the extent that they are not out of contributed tax capital, are treated as a dividend. The exception to this rule is where a listed company buys back its shares on the market (i.e., effectively only off-market deals are treated as potentially giving rise to dividends).
Certain shareholders are exempt from the dividends tax, including South African-resident companies, public benefit organizations and other tax-exempt bodies, such as a pension fund. Except where a corporate shareholder forms part of the same group (for tax purposes) as the company declaring a dividend, the aforementioned exemptions are only available if the shareholder has timely submitted to the company (or the regulated intermediary) a prescribed declaration and undertaking confirming its entitlement to the exemption.
A similar declaration and undertaking must be submitted by a non-resident who finds that a lower rate of withholding tax is applicable in terms of any relevant double tax agreement entered into between South Africa and the shareholder’s country of residence.
If dividends tax is withheld in circumstances where it need not have been (e.g. the required declaration and undertaking was not submitted timely), it is possible for the shareholder to obtain a refund, either from the company or from the regulated intermediary when it next distributes a dividend.
It should be noted that certain types of shares could be categorized as either hybrid equity instruments or third-party backed shares (though these usually occur in the case of certain redeemable preference shares), and if they are so classified, the dividends are no longer exempt from income tax (i.e. they remain fully taxable at ordinary income tax rates), and in such case, not being dividends exempt from income tax, they will not be subject to dividends tax.
Disposal of Shares
The disposal of shares will give rise either to a capital or revenue receipt or accrual in the hands of a taxpayer. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or revenue profit. Profits derived from the disposal of South African shares held as long-term investments are generally regarded as profits of a capital nature and are not subject to South African income tax, but rather to CGT. The burden of proof of a capital intent is on the taxpayer.
If a non-resident shareholder trades (that is, conducts business or speculates) in South African shares, such non-resident shareholder could be subject to South African income tax if the proceeds from the disposal are considered to be from a South African source, which would only be the case where the shares are attributable to the non-resident’s permanent establishment in South Africa.
Where, however, the shares have been held for more than three years and such shares qualify as equity shares, the proceeds from the disposal will most likely be deemed to be capital if the provisions of section 9C of the Income Tax Act are met.
Capital Gains Tax ("CGT")
Residents of South Africa are subject to CGT in respect of gains made on the disposal of their world-wide assets. Non-residents are generally not liable for CGT on disposals of South African assets, but there are two exceptions to this rule: (a) the gain on the disposal of a direct or indirect interest in immovable property in South Africa; and (b) any gain on disposal of an asset attributable to a permanent establishment which the non-resident has in South Africa.
CGT was introduced into the Income Tax Act effective October 1, 2001 by way of the incorporation of the Eighth Schedule thereto. In terms of this Eighth Schedule, all South African tax residents are liable to pay CGT on the gains realized from the disposal of capital assets (including a share held for more than three years, as described above). An asset is widely defined and includes movable and immovable property, corporeal and incorporeal property, and rights or interests in such property, but excludes certain limited items.
The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer’s taxable income, the normal tax rates applicable to certain taxpayers and, consequently, the effective rate at which capital gains are taxed.

Type of Taxpayer	Prescribed Portion of the Capital Gain Included in Taxable Income	Statutory Income Tax Rate	Effective Rate
	(%)	(%)	(%)
Individuals	33.3	0-40	0-13.3
Trusts
Special	33.3	0-40	0-13.3
Other	66.6	40	26.6
Life assurers
Individual policyholder fund	33.3	30	10
Company policyholder fund	66.6	28	18.6
Corporate fund	66.6	28	18.6
Untaxed policyholder fund	—	—	—
Most companies	66.6	28	18.6
Permanent establishments (branches) of non-resident companies	66.6	28	18.6
Collective investment schemes	—	—	—
A natural person’s death triggers a deemed sale at market value for CGT purposes. Giving up South African residence by any type of person also triggers such a deemed sale.
As discussed above, non-residents would generally not be liable for CGT in South Africa on disposal of shares in a South African company.

Corporate Tax
For the 2014, 2013 and 2012 fiscal year the corporate tax rate is 28% of taxable income.
Securities Transfer Tax
Securities Transfer Tax is imposed in respect of the transfer of securities (except where there is no change in beneficial ownership) at the rate of 0.25% of the taxable amount of such securities being the value or consideration given for the securities or (effectively) the market value, whichever is the higher, determined according to the Securities Transfer Tax Act No 25 of 2007. The company (if the securities are unlisted) or the central securities depositary participant (if the securities are listed) is liable for the Securities Transfer Tax, but it has a right of recovery against the transferee.
Estate Duty
A natural person who is ordinarily resident in South Africa is liable for estate duty, at the rate of 20%, on his or her worldwide estate. There are certain exemptions and deductions available. The most important deductions are bequests to a surviving spouse and also bequests to public benefit organizations. Any CGT triggered by death (see above) will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, the estate duty will be taxable on any amount in excess of R3.5 million ($0.4 million). To the extent that the first-dying spouse has not availed of the exemption of R3.5 million in full, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter’s death. Non-residents are subject to estate duty on the same basis, but limited to assets located in South Africa.
Value Added Tax
South Africa levies a value added tax at the rate of 14% on the consideration for supplies of goods and services, with exports being zero-rated. Financial services (including transfers of shares and debt instruments and the making available of credit) are exempt from value added taxes.
U.S. Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or ADSs. This discussion applies only to a U.S. Holder (as defined below) that owns ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States; or

•	persons who own directly, indirectly, or constructively 10% or more of the total combined voting power of all classes of our ordinary shares and/or ADSs.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of the ordinary shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Convention Between the Republic of South Africa and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on the provisions of the deposit agreement entered into with the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
A “U.S. Holder” is a person who is a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•
a trust if (1) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has validly elected under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.
In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.
The U.S. Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of South African taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (each of which is described below) could be affected by actions taken by such parties or intermediaries.
U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in their particular circumstances.
Taxation of Distributions
Subject to the PFIC rules, described below (i.e., if we are not a PFIC during a U.S. Holder’s holding period or we cease to be a PFIC and a “purging election” is made, as discussed below), distributions paid on our ordinary shares or ADSs (including amounts withheld to reflect South African withholding taxes), other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will be included in a

U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend. In addition, with respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the ADSs.
Subject to applicable limitations (including a minimum holding period requirement), the PFIC rules, described below, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income. Under these rules, a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock (or ADSs backed by stock) that is readily tradable on an established securities market in the United States, such as the NYSE, where the ADSs are listed. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. It is unclear whether we are eligible for the benefits of the Treaty because eligibility for each year is dependent on the trading volume of our ordinary shares and ADSs for such year. If we are eligible for such benefits, dividends we pay on our ordinary shares or ADSs will generally be eligible for the reduced tax rates regardless of whether such shares or ADSs are readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisors to determine whether a preferential rate will apply to dividends they receive in respect of our ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of any dividend paid in South African Rand will equal the U.S. Dollar value of the South African Rand received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs, regardless of whether the South African Rand are converted into U.S. Dollars. If the South African Rand received as a dividend are converted into U.S. Dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the South African Rand received as a dividend are not converted into U.S. Dollars on the date of receipt (by the U.S. Holder or the depositary, respectively), the U.S. Holder will have a basis in the South African Rand equal to their U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the South African Rand will be treated as U.S.-source ordinary income or loss.
As described above, dividends paid with respect to our ordinary shares or ADSs are generally subject to South African withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of South African taxes. Subject to applicable limitations, the PFIC rules, described below, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any South African income taxes withheld from dividends at a rate not exceeding any applicable Treaty rate would be creditable against the U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares or ADSs will generally constitute foreign source income and will generally constitute passive category income. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such creditable South African taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. Special rules limiting foreign tax credits apply to non-corporate U.S. Holders who receive dividends eligible for the reduced rates discussed above, and to U.S. Holders of equity in a PFIC. Furthermore, in certain circumstances, a U.S. Holder will not be allowed a foreign tax credit for any foreign taxes imposed on dividends if such U.S. Holder has held its ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk or loss, or if such U.S. Holder is obligated to make payments related to the dividends. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability or deductibility of foreign taxes and their eligibility for benefits under the Treaty in their particular circumstances.
Sale or Other Disposition of Ordinary Shares or ADSs
Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the relevant ordinary shares or ADSs and the amount realized on the disposition, each as determined in U.S. Dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any South African tax imposed on the disposition of the ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The deductibility of capital losses is subject to limitations. Long-term capital gains earned by non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income and, with respect to individuals with modified adjusted gross income above certain thresholds, an additional Medicare tax will apply to certain types of income, including long-term and short-term capital gains arising from the sale of stock, as described above.
PFIC Rules
Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2014. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service, or the “IRS,” will not assert that we are a PFIC. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets (including goodwill and unbooked intangibles) for purposes of the PFIC test will generally be determined by reference to the market price of the ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” the U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless such U.S. Holder makes a “mark-to-market” election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder holds the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, such U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares such U.S. Holder owns bears to the value of all of the ADSs and ordinary shares, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that such U.S. Holder would be deemed to own. Potential investors should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
If we are a PFIC and if the ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its ordinary shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs have been authorized to be listed, is a qualified exchange for this purpose. Further, our ordinary shares are listed on the JSE. Such exchange will be treated as a “qualified exchange” if (a) it is regulated or supervised by a governmental authority in its country, (b) the exchange is subject to requirements (which requirements are actually enforced) designed to prevent fraud, remove impediments to a free and open market, and protect investors, and (c) the rules of the exchange promote active trading of listed stocks. In addition, no assurance can be given that the ordinary shares or ADSs will be “regularly traded” on their respective exchanges for purposes of the mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to any lower-tier PFICs (discussed above).
A U.S. Holder generally makes a mark-to-market election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return for the tax year to which the election first relates. The mark-to-market election cannot be made unless a U.S. Holder owns ordinary shares or ADSs on the last day of the U.S. Holder’s taxable year during which we are a PFIC. A timely mark-to-market election will apply to the tax year for which such election is made and to all subsequent tax years, unless the ordinary shares or ADSs, as the case may be, are no longer “regularly traded” on a “qualified exchange” or the IRS consents to revocation of such election.
If the mark-to-market election is available, and a U.S. Holder makes such election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
U.S. Holders of ordinary shares or ADSs should consult their own advisors about the availability and advisability of the mark-to-market election.
Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder’s pro rata share of the corporation’s income for the taxable year. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
U.S. shareholders of PFICs are required to file certain information with U.S. taxing authorities relating to their PFIC investments for years in which they receive distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or make certain elections. If we are classified as a PFIC, a U.S. Holder should consult such U.S. Holder’s tax advisors regarding any reporting requirements that may apply.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs.
Information Reporting and Backup Withholding
Payments of dividends with respect to our ordinary shares or ADSs and proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9, Request for Taxpayer Identification Number and Certification.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders are also required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us.
Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor regarding these requirements.
Furthermore, certain U.S. Holders of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include the ADSs or ordinary shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs or ordinary shares.
10F. DIVIDENDS AND PAYING AGENTS
Not applicable.

10G. STATEMENTS BY EXPERTS
Not applicable.

10H. DOCUMENTS ON DISPLAY
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to file quarterly reports on Form 10-Q, among other things. We do produce quarterly financial reports and furnish them to the SEC on a 6-K form not later than two months after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F no later than 4 months after the end of our fiscal year.

You may inspect and copy reports and other information filed by us with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access our filings. In addition, all the statutory records of the Company and its subsidiaries may be viewed at our registered address in South Africa.
We will continue to send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

10I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURESABOUT MARKET RISK
We face exposure to the risk of adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the Rand, primarily the U.S. Dollar, the Euro, the British Pound, and the Australian Dollar with respect to cash and cash equivalents, revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.
In addition to the disclosures below Notes 3.1(a) and 38 of the consolidated financial statements also contain disclosure of our exposures to market risk.
Foreign Currency Exchange Risk
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign currency transaction exposure has historically resulted primarily from intercompany transactions and customer and vendor transactions denominated in currencies other than the functional currency of the legal entity entering into the transaction. We have taken the decision to hold the IPO proceeds in US Dollars since significant investments are being made in the United States and the South African Rand can be volatile. The functional currency of the treasury company where the IPO proceeds are kept is South African Rand, and as a result foreign exchange gains and losses arising from South African Rand and U.S. Dollar exchange rate movements, which can be volatile, are recorded in the income statement. This is now our primary source of exchange rate exposure risk. During fiscal year 2014, we recorded net foreign currency transaction gains of R38.1 million which included R42.3 million relating to a foreign exchange gain on the IPO proceeds in fiscal year 2014.
Currently, our significant foreign currency exposures are those with respect to the U.S. Dollar, Australian Dollar, the Euro and British Pound. An unfavorable exchange rate movement with respect to any of these currencies against the Rand would expose us to losses. For fiscal 2014, based on our financial position at March 31, 2014, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have resulted in a decline of R63.4 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time. Of the R63.4 million decline in pre-tax income, R61.3 million relates to foreign exchange exposure arising from South African Rand and U.S. Dollar exchange rate movements. Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries whose functional currency is not the Rand into Rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into Rand using period-end exchange rates and their income statements are translated into Rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded net foreign currency translation gains of R45.5 million in the statement of comprehensive income for the 2014 fiscal year.
For fiscal year 2014, approximately 49.5% of our revenues were denominated in a currency other than the Rand, and 40.0% of our operating expenses were generated by subsidiaries whose functional currency is not the Rand and, therefore, are subject to foreign currency translation exposure. We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk and we also have not hedged the exposure from the IPO proceeds. Currently, we have a policy in place to hedge the remaining transaction risks that take into account all foreign currency debits, credits, purchase and sales orders and determines a net position. This net position is then offset by a foreign currency bank account in anticipation of the expenditure or receipt of cash. Our policy is in effect primarily in our South African and European operations and has not been implemented for our Middle East and Australasian and Brazilian operations. We do not plan to implement this policy in our U.S. operation as all trading income and expenses and resulting debits and credits are denominated in U.S. Dollars.
Interest Rate Fluctuation Risk
We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased profit or loss before tax by R1.0 million and R0.6 million respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. DEBT SECURITIES
Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.

12D. AMERICAN DEPOSITARY SHARES
Holders of ADSs are required to pay various fees and charges to the depositary.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of proceeds
The following "Use of Proceeds" information relates to our registration statement on Form F-1 (File No. 333-189799) filed with the SEC for our IPO of 6,296,098 ADSs (of which 1,896,098 ADSs related to selling shareholders), each representing 25 ordinary shares of the Company, and the underwriters' exercise of their option to purchase an additional 944,414 ADSs from the selling shareholders, which registration statement was declared effective by the SEC on August 8, 2013.  We did not receive any of the net proceeds from the sale of ADSs by the selling shareholders.
We received proceeds from the IPO of $65.5 million after deducting underwriting discount but before deducting expenses of the IPO that were payable by us.
As of June 30, 2014, the proceeds were used as follows:

$ '000
Proceeds received from IPO	65,472
Interest received	66
Share issue costs paid from the proceeds	(1,781)
Loan to MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (1)	(1,925)
Loan to MiX Telematics Europe Limited (2)	(1,585)
Loan to MiX Telematics North America, Inc. (2)	(3,000)
Balance of proceeds held in MiX Investments' deposit accounts as at June 30, 2014	57,247
(1)    These loans were extended to our subsidiary in Brazil in order to facilitate the planned expansion in the region.

(2)	These loans were extended to these subsidiaries to facilitate growth, investments in infrastructure and sales and marketing.
In addition to the $57.2 million held by MiX Investments, approximately $3.4 million of the $6.5 million loan funding advanced to subsidiaries was still available for use at June 30, 2014.
The principal reasons for our IPO were to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ADSs. We intend to use the net proceeds from the IPO to pursue future acquisitions and other strategic investments and for general corporate purposes. We have not yet identified any specific material acquisitions or investments.

ITEM 15. CONTROLS AND PROCEDURES
15A. DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Group Chief Financial Officer, we evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a -15(e) and 15d -15(e) under the Exchange Act) as of March 31, 2014. Based on that evaluation, our Chief Executive Officer and Group Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls or procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives.

15B. MANAGEMENTS' REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

15C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTANCY FIRM
This annual report does not include an attestation report of the Company’s registered public accounting firm. We may elect not to file an attestation report from our registered public accounting firm for up to five years or until we cease to qualify as an "emerging growth company", as defined in the JOBS Act.
15D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr. Anthony Welton, independent non-executive chairman of the Audit and Risk Committee, is an “audit committee financial expert” as defined by the rules of the SEC and independent both under the NYSE Listing Standards and the JSE Listings Requirements. The board has also determined that the combined knowledge, skills and experience of the Audit and Risk Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to responsibilities, enable them, as a group and under the guidance of Mr. Welton, to discharge the responsibilities of the Audit and Risk Committee.

16B. CODE OF ETHICS
We have a Code of Ethics and Conduct which applies to all of our directors, officers and employees, and is underpinned by MiX’s principles of honesty, equity, respect and dignity. The code of ethics has been communicated to employees, suppliers, service providers and is available on our Internet website (http://www.mixtelematics.com/about-us/corporate-governance). This website is not incorporated by reference in this annual report. Any amendment or waiver of the code as it relates to our principal executive officer, principal financial officer, principal accounting officer or controller will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

We have been successfully operating an ethics reporting telephone line for a number of years. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behavior, including fraud and unsafe behavior or environment. These calls are monitored and the progress on their resolution is reported to the Audit and Risk Committee on a regular basis.

16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2014 and 2013 fiscal years:

	2014	2014	2013
	(In thousands)
Audit fees	$761	R8,068	R4,207
Audit-related fees	—	—	5
Tax fees	105	1,116	221
All other fees	29	310	42
Total (1)	$895	R9,494	R4,475

(1)	In respect of our Audit and Risk Committee approval process, all of the non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.
Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the audit of statutory financial statements of our subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements that are services that only an external auditor can reasonably provide.
Audit-related fees consist of the review of documents filed with regulatory authorities and consultations concerning financial accounting and reporting standards.
Tax fees include fees billed for tax compliance services, including assistance in the preparation of original and amended tax returns; tax advice relating to VAT and transfer pricing, and requests for rulings or technical advice from tax authorities; and tax planning services and expatriate tax compliance, consultation and planning services.
All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees.
Audit committee approval policy
In accordance with our non-audit services policy, non-audit services performed for us by our independent accountants were approved by the Audit and Risk Committee, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.
In terms of our non-audit services policy, non-audit services not exceeding R100 000 that fall into the permissible non-audit services categories set out in the policy, do not require pre-approval by the audit committee, but are pre-approved by the chairman of the Audit and Risk Committee. All non-audit services exceeding R100 000 are pre-approved by the Audit and Risk Committee.
Our non-audit services policy also contains a list of prohibited services which may not be performed by our independent accountants as these services could impair their independence status.
Requests or applications for services that require specific separate approval by the Audit and Risk Committee or its chairman are required to be submitted by both the Group Chief Financial Officer and the independent accountants, and must include a detailed description of the services to be provided and a statement by the independent auditors confirming that the provision of the proposed services does not impair their independence.
In accordance with the Audit and Risk Committee charter, the Audit and Risk Committee approves the audit fee payable to the independent accountants.
16D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
Not applicable.

16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

16G. CORPORATE GOVERNANCE
We maintain a primary listing of ordinary shares on the JSE operated by the JSE Limited (JSE) and a listing of ADSs on the NYSE. Accordingly, we are subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, 71 of 2008, (the Companies Act), the JSE Listings Requirements, the SEC, the NYSE and U.S. legislation such as SOX, insofar as it applies to foreign companies listed on the NYSE. Our application of the 75 King III principles and where applicable, the reasons for non-compliance with the principles of King III, can be found on our website under investor relations (www.mixtelematics.com). This website is not incorporated by reference in this annual report.
As a foreign private issuer with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer, such as us, may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance, which we have elected to do. The following is a summary of the significant ways in which our home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards:

•
The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements makes no provision for such meetings.

•
The NYSE Listing Standards require U.S. listed companies to have an audit committee composed of at least three independent directors. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under the NYSE Listing Standards provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. All of our Audit and Risk Committee members are independent both under the NYSE Listing Standards and the JSE Listings Requirements.

•
The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The NYSE Listing Standards also require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements require the appointment of a Remuneration committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. We have a Nominations and Remuneration Committee which currently comprises three non-executive directors, all of whom are independent under the NYSE Listings Requirements. One of these directors is not considered independent in terms of the JSE listing requirements due his significant shareholding in the Company.

•
Under NYSE Listing Standards, shareholders of U.S. companies must be given the opportunity to vote for establishment and material amendments of equity compensation plans, transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control, with limited exceptions set forth in the NYSE Listing Standards. The JSE Listings Requirements provides that a share incentive plan and material amendments thereto must be approved by shareholders passing an ordinary resolution (requiring a 75% majority of the votes cast in favor of such a resolution).  The JSE Listings Requirements further specifies the information that must be included in the share incentive plan and includes inter alia provisions relating to who is an eligible participant, the aggregate number of shares that may be utilized for the purposes of the share incentive plan, the maximum number of shares for any one participant, the amount that is payable upon acceptance and conditions for awarding of shares. The JSE Listings Requirements requires any issue of shares for cash (both general or specific) to be approved by shareholders passing an ordinary resolution (requiring a 75% majority of the votes cast in favor of such a resolution) and limits the number of shares that may be issued and the discount at which the shares are issued.

16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 17. FINANCIAL STATEMENTS
The consolidated financial statements are attached hereto and found immediately following the text of this annual report.

ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements are attached hereto and found immediately following the text of this annual report.

ITEM 19. EXHIBITS

Exhibit number	Description
1.1	Memorandum of Incorporation of the Company as amended
4.1*
Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts

4.2*
TeliMatrix Group Executive Incentive Scheme, adopted by TeliMatrix Limited, dated October 8, 2007 including the Deed of Amendment, dated January 31, 2011 and the Second Deed of Amendment, dated September 13, 2011

4.3*	Agreement of Lease, dated October 2, 2007 between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto
4.4*	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008
4.5*	Contract of Employment between MiX Telematics North America, Inc. and Howard Guy Scott, dated May 24, 2011
4.6*	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009 between the Company and Megan Pydigadu
4.7*	Standard Terms and Conditions of Employment, dated September 10, 2007 between TeliMatrix Group and Subsidiary Companies and Riëtte Botha
4.8*	Letter of Appointment, dated March 31, 2008 between Charles Tasker and TeliMatrix Limited
4.9*	Appointment to the TeliMatrix Board, dated September 10, 2007 between Terence Edward Buzer and TeliMatrix Limited
4.10*	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Company and Brendan Patrick Horan
4.11*	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.12*	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Company and Gert Pretorius
4.13*	Restraint of Trade, dated January 1, 2012 between the Company and Gert Pretorius
4.14*	Facility Letter, dated February 25, 2013 between The Standard Bank of South Africa Limited and the Company
4.15*	Facility Letter, dated March 25, 2013 between Nedbank Limited and MiX Telematics Africa Proprietary Limited
4.16*	Agreement of Loan, dated September 1, 2010 between Investec Bank Limited and the Registrant
4.17*	Agreement of Loan, dated August 18, 2008 between Investec Bank Limited and Telimatrix Limited
4.18*	Agreement of Loan, dated January 17, 2011 between Investec Bank Limited and MiX Telematics Africa Proprietary Limited
4.19*	Amendment to Agreement of Loan, dated November 30, 2011 between Investec Bank Limited and MiX Telematics Africa Proprietary Limited
4.20*	Amendment to Agreement of Loan, dated October 10, 2012 between Investec Bank Limited and MiX Telematics Africa Proprietary Limited
4.21*	Corporate Network Services Subscription Agreement, dated September 11, 2009 between MTN Service Provider Proprietary Limited and MiX Telematics International Proprietary Limited
4.22†**
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000 between Mobile Telephone Networks Proprietary Limited and the Company, as amended by Addendum effective July 10, 2012

4.23†*	Agreement, effective May 7, 2007 between Map Integration Technologies Proprietary Limited and Control Instruments Proprietary Limited
4.24†*	Google Maps API Premier License Agreement, effective April 1, 2012 between Google Ireland Limited and MiX Telematics International Proprietary Limited
4.25†*	Agreement, effective September 2, 2005 between Matrix Vehicle Tracking Proprietary Limited and Super Group Trading Proprietary Limited
4.26	Standard Terms and Conditions of Employment, dated December 1 , 2013 between the Company and Catherine Lewis
4.27	Service agreement entered into between MiX Telematics North America, Inc. and Charles Tasker, dated February 28, 2014

Exhibit number	Description
8.1	List of subsidiaries of the Company
12.1	Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Megan Pydigadu, Group Chief Financial Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited and Megan Pydigadu, Group Chief Financial Officer of MiX Telematics Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Inc.

*	Previously filed with the Registration Statement on Form F-1 (Registration No. 333-189799) filed by the Registrant on July 3, 2013.
**	Previously filed with Amendment No. 1 to the Registration Statement filed by the Registrant on July 22, 2013.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MiX Telematics Limited
(Registrant)
By: /s/ Megan Pydigadu
Megan Pydigadu
Group Chief Financial Officer
Date: July 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of MiX Telematics Limited and its subsidiaries at March 31, 2014 and March 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
July 30, 2014

MiX TELEMATICS LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
at March 31, 2014 and March 31, 2013

	Notes	March 31, 2014	March 31, 2013
		R'000	R'000
ASSETS
Non-current assets
Property, plant and equipment	6	129,079	96,547
Intangible assets	7	692,190	645,736
Investment in joint venture	8	—	—
Available-for-sale financial asset	9	—	—
Finance lease receivable	10	6,677	6,359
Deferred tax assets	20	19,825	13,868
Total non-current assets		847,771	762,510

Current assets
Inventory	11	39,774	38,927
Trade and other receivables	12	234,839	186,987
Finance lease receivable	10	6,652	3,604
Taxation		7,336	4,823
Restricted cash	13	10,279	8,235
Cash and cash equivalents	14	830,449	147,702
Total current assets		1,129,329	390,278

Total assets		1,977,100	1,152,788

EQUITY

Stated capital	15	1,429,250	790,491
Other reserves	16	(58,335)	(111,362)
Retained earnings		300,725	188,750
Equity attributable to owners of the parent		1,671,640	867,879
Non-controlling interest		(10)	(5)
Total equity		1,671,630	867,874

LIABILITIES

Non-current liabilities
Borrowings	17	2,462	—
Deferred tax liabilities	20	20,601	8,605
Provisions	21	2,282	283
Total non-current liabilities		25,345	8,888

Current liabilities
Trade and other payables	18	228,961	184,397
Borrowings	17	1,279	3,472
Taxation		2,912	10,691
Provisions	21	19,163	21,461
Bank overdraft	14	27,810	56,005
Total current liabilities		280,125	276,026

Total liabilities		305,470	284,914

Total equity and liabilities		1,977,100	1,152,788

The accompanying notes form an integral part of these financial statements.

MiX TELEMATICS LIMITED
CONSOLIDATED INCOME STATEMENTS
for the years ended March 31, 2014, March 31, 2013 and March 31, 2012

	Notes	March 31, 2014	March 31, 2013	March 31, 2012
		R’000	R’000	R’000
Revenue	22	1,271,658	1,171,480	1,018,482
Cost of sales		(422,034)	(424,545)	(390,926)
Gross profit		849,624	746,935	627,556

Other income/(expenses) - net	23	2,151	4,260	8,610

Operating expenses		(680,277)	(565,318)	(488,176)
Sales and marketing		(148,012)	(132,849)	(97,312)
Administration and other charges		(532,265)	(432,469)	(390,864)

Operating profit	24	171,498	185,877	147,990
Finance income/(cost) - net		40,660	(6,011)	(4,475)
Finance income	25	43,264	2,018	2,392
Finance costs	26	(2,604)	(8,029)	(6,867)
Profit before taxation		212,158	179,866	143,515
Taxation	29	(60,574)	(51,400)	(40,275)
Profit for the year		151,584	128,466	103,240

Attributable to:
Owners of the parent		151,589	128,471	103,240
Non-controlling interests		(5)	(5)	—
		151,584	128,466	103,240

Earnings per share
Basic (R)	30	0.21	0.20	0.16
Diluted (R)	30	0.20	0.19	0.16
The accompanying notes form an integral part of these financial statements.

MiX TELEMATICS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended March 31, 2014, March 31, 2013 and March 31, 2012

		March 31, 2014	March 31, 2013	March 31, 2012
	Notes	R’000	R’000	R’000
Profit for the year		151,584	128,466	103,240
Other comprehensive income/(losses):
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	16	45,475	37,090	29,816
Exchange differences on net investments in foreign operations	16	3,540	3,142	(6,718)
Taxation relating to components of other comprehensive income	20	(599)	—	—
Other comprehensive income for the year, net of tax		48,416	40,232	23,098
Total comprehensive income for the year		200,000	168,698	126,338

Attributable to:
Owners of the parent		200,005	168,703	126,338
Non-controlling interests		(5)	(5)	—
Total comprehensive income for the year		200,000	168,698	126,338
The accompanying notes form an integral part of these financial statements.

MiX TELEMATICS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended March 31, 2014 , March 31, 2013 and March 31, 2012

		Attributable to owners of the parent
	Notes	Stated capital R’000	Share capital R’000	Share premium R’000	Other reserves** R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

At April 1, 2011		—	13	787,353	(179,844)	75,413	682,935	—	682,935
Total comprehensive income		—	—	—	23,098	103,240	126,338	—	126,338
Profit for the year		—	—	—	—	103,240	103,240	—	103,240
Other comprehensive income		—	—	—	23,098	—	23,098	—	23,098

Total transactions with owners		—	*	236	2,001	(39,420)	(37,183)	—	(37,183)
Shares issued in relation to share options exercised		—	*	236	—	—	236	—	236
Share-based payment		—	—	—	2,001	—	2,001	—	2,001
Dividend declared of 6 cents per share	31	—	—	—	—	(39,420)	(39,420)	—	(39,420)

Balance at March 31, 2012		—	13	787,589	(154,745)	139,233	772,090	—	772,090
Total comprehensive income		—	—	—	40,232	128,471	168,703	(5)	168,698
Profit for the year		—	—	—	—	128,471	128,471	(5)	128,466
Other comprehensive income		—	—	—	40,232	—	40,232	—	40,232

Total transactions with owners		464	*	2,425	3,151	(78,954)	(72,914)	—	(72,914)
Shares issued in relation to share options exercised	15	464	*	2,425	—	—	2,889	—	2,889
Share-based payment	16	—	—	—	3,151	—	3,151	—	3,151
Dividend declared of 8 cents per share	31	—	—	—	—	(52,576)	(52,576)	—	(52,576)
Interim dividend declared of 4 cents per share	31	—	—	—	—	(26,378)	(26,378)	—	(26,378)

		Attributable to owners of the parent
	Notes	Stated capital R’000	Share capital R’000	Share premium R’000	Other reserves** R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Transfer from share capital and share premium to stated capital	15	790,027	(13)	(790,014)	—	—	—	—	—

Balance at March 31, 2013		790,491	—	—	(111,362)	188,750	867,879	(5)	867,874
Total comprehensive income		—	—	—	48,416	151,589	200,005	(5)	200,000
Profit for the year		—	—	—	—	151,589	151,589	(5)	151,584
Other comprehensive income		—	—	—	48,416	—	48,416	—	48,416

Total transactions with owners		638,759	—	—	4,611	(39,614)	603,756	—	603,756
Shares issued in relation to share options exercised	15	15,776	—	—	—	—	15,776	—	15,776
Share-based payment	16	—	—	—	4,611	—	4,611	—	4,611
Proceeds from shares issued, net of share issue costs	15	622,983	—	—	—	—	622,983	—	622,983
Final dividend declared of 6 cents per share	31	—	—	—	—	(39,614)	(39,614)	—	(39,614)

Balance at March 31, 2014		1,429,250	—	—	(58,335)	300,725	1,671,640	(10)	1,671,630
* Amount less than R1,000
** See note 16 for a composition of and movements in other reserves.
The accompanying notes form an integral part of these financial statements.

MiX TELEMATICS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended March 31, 2014, March 31, 2013 and March 31, 2012

		March 31, 2014	March 31, 2013	March 31, 2012
	Notes	R’000	R’000	R’000

Cash flows from operating activities
Cash generated from operations	32.2	266,169	287,847	192,477
Interest received	25	3,970	1,880	1,917
Interest paid	26	(2,496)	(3,421)	(5,549)
Taxation paid		(63,866)	(74,388)	(35,769)
Net cash generated from operating activities		203,777	211,918	153,076

Cash flows from investing activities
Purchases of property, plant and equipment	6	(79,626)	(51,499)	(41,593)
Proceeds on sale of property, plant and equipment and intangible assets		978	966	867
Purchases of intangible assets	7	(49,119)	(42,648)	(35,873)
Loan granted to external party		—	—	(5,486)
Acquisition of business, net of cash acquired	33	(3,606)	23	—
Deferred consideration paid	33	(295)	—	—
Government grant received with regards to development of intangible assets	7	—	2,207	—
Increase in restricted cash		(1,508)	(5,103)	—

Net cash used in investing activities		(133,176)	(96,054)	(82,085)

Cash flows from financing activities
Proceeds from issuance of shares	15	665,710	2,889	236
Share issue expenses paid	15	(26,951)	—	—
Dividends paid to company's owners		(39,610)	(78,874)	(39,374)
Repayments of borrowings		(3,436)	(19,701)	(41,548)
Net cash generated from/(used in) financing activities		595,713	(95,686)	(80,686)
Net increase/(decrease) in cash and cash equivalents		666,314	20,178	(9,695)
Net cash and cash equivalents at the beginning of the year		91,697	68,530	70,039
Exchange gains on cash and cash equivalents		44,628	2,989	8,186
Net cash and cash equivalents at the end of the year	14	802,639	91,697	68,530
The accompanying notes form an integral part of these financial statements.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1.	General information
MiX Telematics Limited (the “Company”) is a public company which is incorporated and domiciled in South Africa. The Company’s ordinary shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). The activities of the Company and its subsidiaries (the “Group”) focus on fleet and mobile asset management solutions delivered as Software-as-a-Service. The address of the Company’s registered office is Matrix Corner, Howick Close, Waterfall Park, Midrand, 1686. The consolidated financial statements were approved by the Board of Directors on July 30, 2014.
2.Summary of significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation
The annual financial statements of the Group for the year ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board, and IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.
The consolidated financial statements have been prepared in thousands of Rand (R’000) under the historical cost convention except for available-for-sale financial assets, which are measured at fair value.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions or estimates are significant to the financial statements, are disclosed in note 4.
During the 2014 fiscal year, the Group changed its classification of foreign exchange gains and losses in the income statement. Refer to note 40 for details on the reclassification.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.1.1.	Changes in accounting policy and disclosures

2.1.1.1.	New and amended standards adopted by the Group
The following new and amended standards have been adopted by the Group for the first time on April 1, 2013:

Standards and Amendments	Executive summary
IFRS 10 Consolidated Financial Statements and amendments to transitional requirements for IFRS 10, IFRS 11 and IFRS 12.
This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. The Group re-assessed the control conclusion for its interests in other entities at April 1, 2013 in accordance with the transitional provisions of IFRS 10. Based on this assessment, all entities previously consolidated continue to be consolidated and there were no entities requiring deconsolidation identified. The new standard therefore had no impact on the consolidated financial statements (refer to note 42).

IFRS 11 Joint Arrangements
This standard focuses on the rights and obligations of a joint arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. The adoption of this standard had no impact on the consolidated financial statements (refer to note 8).

IFRS 12 Disclosures of Interests in Other Entities
This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles. The adoption of this standard had no significant impact on the consolidated financial statements (refer to note 42).

IFRS 13 Fair Value Measurement
IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRS standards. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The adoption of this standard resulted in updated fair value disclosures for available for sale assets (refer to note 9).

IAS 1 Presentation of Financial Statements, on presentation of items of OCI
The main change resulting from these amendments is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The updated disclosure has been included in the consolidated statement of OCI.

IAS 1 Presentation of Financial Statements, on changes in accounting policies
The amendment clarifies the disclosure requirements for comparative information when an entity provides a third balance sheet either: as required by IAS 8, ‘Accounting policies, changes in accounting estimates and errors’; or voluntarily. The adoption of this standard had no impact on the consolidated financial statements.

2.1.1.2.	Standards, amendments and interpretations not yet effective
A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after the financial year under review and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for:
IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010 and amended in November 2013.
IFRS 9 replaces the parts of IAS 39 (as amended by IFRS 9) Financial Instruments: Recognition and measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9’s full impact. The Group will also consider the impact of the remaining phases of IFRS 9 when issued by the International Accounting Standards Board.
Further amendments to IFRS 9 were made with respect to hedge accounting. The new requirements align hedge accounting more closely with risk management and also establish a more principles-based approach to hedge accounting.
IFRS 15 - Revenue from contracts with customers (effective date: January 1, 2017)
IFRS 15, issued in May 2014, replaces IAS 18 Revenue and IAS 11 Construction contracts to account for revenue from contracts with customers. The objective of the standard is to provide a single, comprehensive revenue recognition model for all contracts with customers.
IFRS 15 establishes principles for reporting useful information to users of the financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The new standard therefore introduces changes which impact the recognition and measurement principles, as well as disclosure requirements for revenue from contracts with customers.
The revenue standard is effective for annual periods beginning on or after 1 January 2017. Early adoption is permitted and the standard provides for a choice of transition methods - full retrospective application or a practical expedient that permits limited retrospective application, however requires additional disclosures.
The Group is planning to commence an assessment of the impact of IFRS 15.
There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.2.	Consolidation

(a)	Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The acquisition method of accounting is used to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.
Acquisition related costs are expensed as incurred.
Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or a liability is recognized in accordance with IAS 39 either in profit or loss or as a change to the other comprehensive income. Contingent consideration that is classified as equity is not remeasured and its subsequent settlement is accounted for within equity.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
Inter-company transactions, balances and unrealized income/expenses on transactions between Group companies are eliminated. Unrealized profits or losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without a change of control
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group, that is transactions with the owners in their capacity as owners. For purchases from non-controlling interests, the difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.
Gains or losses on disposal to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries
When the Group ceases to have control in an entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount recognized in profit and loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets and liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to the income statement.
(d)Joint arrangements
The Group has applied IFRS 11 to all joint arrangements as of April 1, 2013. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangement and determined that it was a joint venture.
Investments in joint ventures continue to be accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in its joint venture includes goodwill identified on acquisition, net of any accumulated impairment loss.
The Group’s share of its joint venture’s post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The Group determines at each reporting date whether there is any objective evidence that the investment in the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to its share of profit/(loss) of the joint venture in the income statement.
Unrealized gains on transactions between the Group and its joint venture are eliminated to the extent of the Group’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3.	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the Executive Committee and the Chief Executive Officer who make strategic decisions.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Sales between segments are carried out at cost plus a margin.

2.4.	Foreign currency translation
(a)Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rand (“R”), which is the Group’s presentation currency.
(b)Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Foreign exchange gains/(losses) are classified as "Finance income/(cost) - net.
Translation differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale, are included in other comprehensive income.

(c)	Group companies
The results and financial position of all Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii)	all resulting exchange differences are recognized in other comprehensive income; and

(iv)	equity items are measured at historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.
On consolidation, exchange differences arising from the translation of net investments in foreign operations are taken to other comprehensive income. When a foreign operation is fully disposed of or sold (i.e., control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control. However, upon such conversion/repayment, the amount previously recognized in the shareholder’s loan revaluation reserve is transferred to the foreign currency translation reserve in the statement of comprehensive income.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.5.	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. The Group depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation, whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life, as follows:

Buildings	50 years
Plant & equipment	3 - 20 years
Motor vehicles	5 - 7 years
Furniture, fittings & equipment	1 - 10 years
Computer & radio equipment	2 - 5 years
In-vehicle devices installed	1 - 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).
Gains and losses on disposal of an asset are determined by comparing the proceeds with the carrying amount and are recognized within “Other income/(expenses) - net” in the income statement.

2.6.	Intangible assets

(a)	Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred over the acquirer’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interests in the acquiree. Goodwill on acquisition of businesses is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.
Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

(b)	Patents and trademarks
Separately acquired patents and trademarks are shown at historical cost. Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives (4-20 years).
(c)Customer relationships
Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight line method over the expected life of the customer relationship (3-5 years).

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

(d)Computer software, technology, in-house software and product development
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (1-5 years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	Management intends to complete the software product and use it or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.
Costs associated with maintaining computer software programs are recognized as an expense as incurred.
Computer software and product development costs recognized as assets are amortized over their estimated useful lives (1-12 years).

2.7.	Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using the pre-tax discount rate that reflects current market assessments on the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units i.e. operating segments). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8.	Financial assets

2.8.1.	Classification
The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables, loans to external parties, finance lease receivables, restricted cash and cash and cash equivalents in the statement of financial position.
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period.

2.8.2.	Recognition
Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.8.3.	Measurement
Loans and receivables
Loans and receivables are subsequently carried at amortized cost using the effective interest rate method, less any impairment losses.
Available-for-sale financial assets
Available-for-sale financial assets are subsequently carried at fair value.
Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.
When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to the income statement as gains or losses on the investments.
Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

2.8.4.	Impairment of financial assets
Loans and receivables
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the income statement.
Available-for-sale financial assets
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative impairment loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9.	Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.10.	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out ("FIFO") or weighted average cost basis, depending on the nature of the Group entity in which it is held. The cost of finished goods includes the cost of manufacturing as charged by third parties. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11.	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

2.12.	Cash and cash equivalents
Cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available for use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.

2.13.	Restricted cash
Restricted cash includes short-term deposits and amounts held in trusts that are not highly liquid and is accounted for as loans and receivables.

2.14.	Stated capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares or the exercise of share options are shown in equity as a deduction, net of tax, from the proceeds.

2.15.	Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.16.	Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

2.17.	Borrowing costs
General and specific borrowing costs that are directly attributable to the acquisition, construction, or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of that asset until such time as the asset is substantially ready for its intended use or sale. The amount of borrowing costs eligible for capitalization is determined as follows:

•	Actual borrowing costs on funds specifically borrowed for the purpose of constructing or producing a qualifying asset less any investment income on the temporary investment of those borrowings.

•	Weighted average of the borrowing costs applicable to the entity on funds generally borrowed.
The borrowing costs capitalized do not exceed the total borrowing costs incurred. The capitalization of borrowing costs commences when:

•	Expenditures for the asset have occurred;

•	Borrowing costs have been incurred; and

•	Activities that are necessary to prepare the asset for its intended use or sale are in progress.
Capitalization is suspended during extended periods in which active development is interrupted.
Capitalization ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are completed.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.18.	Taxation

2.18.1.	Current and deferred income taxes
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.18.2.	Dividends tax
Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the Company but rather paid to the tax authorities on behalf of the shareholders through use of regulatory intermediaries, with only the net amount of the dividend being remitted to the shareholder.

2.19.	Employee benefits

(a)	Short-term benefits
Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave and for short-term benefits when there is no realistic alternative other than to settle the liability, and at least one of the following conditions is met:

•	There is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; or

•
Achievement of previously agreed bonus criteria has created a valid expectation by employees that they will receive a bonus and the amount can be determined before the time of issuing the financial statements.

(b)	Defined contribution plan
The Group operates defined contribution plans. A defined contribution plan is one under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and the Group will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services rendered during a period are recognized as staff costs when they are due.

(c)	Short-term incentives - bonus
The Group recognizes a liability and an expense for bonuses based on the achievement of defined key performance criteria. An accrual is recognized where the Group is contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, and involves payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.20.	Share-based payments
The Group operates an equity-settled share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (share options) of the Group. The fair value, determined at

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

grant date, of the employee services received in exchange for the grant of share options is recognized as an expense at a Group level with a corresponding credit to equity. The total amount to be expensed is determined by reference to the grant date fair value of the options issued:

•	Including any market performance conditions;

•	Excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	Including the impact of any non-vesting conditions.
Non-market performance and service conditions are included in the assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding entry to equity.
When the options are exercised, the Company issues new shares. The proceeds received, net of any directly attributable transaction costs, are credited to stated capital (as they are no par value shares).

2.21.	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.
Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.
Provision for the estimated liability on all products under warranty is made on the basis of claims experience.
Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs.
Provision for the anticipated costs associated with the restoration of leasehold property is based on the Group’s best estimate of those costs required to restore the property to its original condition.

2.22.	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Group’s activities. Revenue includes amounts earned on the sale of hardware units, subscription service sales to customers, installation revenue and cellular network connection and upgrade incentives. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
The Group offers certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.
The Group recognizes revenue when the amount of revenue can be measured reliably and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as outlined below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Invoicing for the various products and services, when sold separately or as part of a multiple element arrangement, occurs based on the specific contractual terms and conditions.
The Group distributes products to small fleet customers and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer or consumer. Once a unit is sold to a customer or consumer, the customer or consumer enters into a service agreement

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

directly with the Group for the product. The obligation to supply the service and the credit risk rests with the Group. The service revenue is recognized when the service is rendered (i.e. on a monthly basis).
The Group distributes products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with the Group and revenue is recognized as the service is rendered.

(a)	Subscription revenue
Subscription revenue is recognized over the term of the agreement as it is earned. When contracted services are performed through a number of repetitive acts over the contract period, revenue is recognized on a straight line basis over the contract period.

(b)	Hardware sales
All hardware has value on a standalone basis.
Revenue from hardware sales is recognized once the risks and rewards of ownership have transferred.

(c)	Driver training and other services
Revenue is recognized at the contractual hourly/daily rate in the period during which the training is performed.

(d)	Connection and upgrade incentive revenue
Revenue from cellular network connection and upgrade incentives is recognized on the date of installation of a unit in a vehicle, which is considered to be the point at which the Group has substantially completed its service obligation to the cellular network.

(e)	Rental revenue
Where hardware is provided as part of a service contract the risk and rewards of ownership do not transfer and service revenue from the rental unit is recognized over the period of the service and included in subscription revenue.

(f)	Installation revenue
Revenue earned from the installation of hardware in customer vehicles is recognized once the installation has been completed.

(g)	Extended product warranties
The fair value of the consideration relating to extended warranty periods is deferred and recognized over the extended warranty period. During the periods presented, the Group did not offer extended warranties. However, repair services are provided. Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.

2.23.	Interest income
Interest income is recognized on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

2.24.	Dividend income
Dividend income is recognized when the right to receive payment is established.

2.25.	Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.25.1.	The Group as a lessor
When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The method for allocating gross earnings to accounting periods is referred to as the “actuarial method”.
The actuarial method allocates rentals between finance income and repayment of capital in each accounting period in such a way that finance income will emerge as a constant rate of return on the lessor’s net investment in the lease. When assets are leased out under an operating lease, the asset is included in the statement of financial position based on the nature of the asset. Lease income on operating leases is recognized over the term of the lease on a straight-line basis.

2.25.2.	The Group as a lessee
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.
The Group leases certain property, plant and equipment. Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term. The Group had no finance lease liabilities during the current fiscal year.

2.26.	Dividend distribution
Any dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

2.27.	Government grants
Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants related to non-current assets are deducted in arriving at the carrying value of the asset. The grant is recognized in profit or loss over the life of the asset as a reduced depreciation expense.

3.	Financial risk management

3.1.	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets as it relates to foreign exchange risk and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board has provided a written policy covering specific areas, such as foreign exchange risk.

(a)	Market risk

(i)	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States Dollar, the South African Rand, the Euro, the Australian Dollar and the British Pound.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity’s functional currency.
The Group has implemented a foreign currency hedging policy to limit the Group’s exposure to fluctuations in foreign currencies which is mainly based on economic hedging principles as opposed to using derivative financial instruments.
The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the assets of the Group's foreign operations is reduced as a result of assets and liabilities denominated in the same foreign currencies.
As a result of the U.S. initial public offering proceeds being retained in United States Dollars, the Group’s foreign currency exposure has been significantly increased. A financial risk sensitivity analysis is presented in note 38.

(ii)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
The Group’s cash flow interest rate risk arises from borrowings, loans to external parties, restricted cash, cash and cash equivalents and the bank overdraft. Borrowings and bank overdrafts issued at variable rates expose the Group to cash flow interest rate risk which is partly offset by financial assets held at variable rates (i.e., cash and cash equivalents and restricted cash).
The Group is not exposed to fair value interest rate risk as the Group does not have any interest bearing financial instruments carried at fair value.
Interest rates are constantly monitored and appropriate steps are taken to ensure that the Group’s exposure to interest rate fluctuations is limited. This includes obtaining approval from the Board for all changes to and new borrowing facilities entered into during the year. Refer to note 38 for interest rate risk sensitivity analysis.

(iii)	Price risk
Currently the Group does not have significant price risk. The Group is not exposed to commodity price risk.

(b)	Credit risk
Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. Credit risk arises from cash and cash equivalents as well as credit exposures to customers and in respect of loans provided to external parties. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position, net of impairment losses where relevant.
Credit risk relating to accounts receivable balances is managed by each local entity which is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group has a policy in place governing the allowance for credit losses.
Cash investments are only placed with high quality financial institutions rated BBB and above (note 14). All changes in or new banking arrangements entered into are approved by the board. Refer to note 12 for further disclosure on credit risk.

(c)	Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited liquidity risk due to surplus cash balances and the recurring nature of its income which generates strong cash inflows. The level of cash balances in the Group is monitored weekly and cash generated from operations is reviewed against planned cash flows on a monthly basis. In addition, working capital reviews are performed monthly.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Surplus cash is invested in interest-bearing current accounts and time-deposits that are expected to readily generate cash inflows for managing liquidity risk.

In addition, the Group maintains headroom on its undrawn borrowing facilities to ensure that the Group does not breach borrowing limits on its borrowing facilities. Refer to note 39 for further disclosure on liquidity risk.

3.2.	Capital risk management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while enhancing the returns for shareholders and ensuring benefits for other stakeholders. The Board of Directors monitors capital by reviewing the net debt position and the net gearing ratio. Gearing is calculated as net debt divided by total equity. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the statement of financial position) less net cash and cash equivalents. Total capital is calculated as ‘total equity’ as shown in the statement of financial position.
In order to maintain the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debt.
There were no changes to the Group’s approach to capital management during the year. The Group was not subject to any financial covenants on its borrowings during the 2013 and 2014 fiscal years.

3.3.	Fair value estimation
Additional analysis of financial instruments carried at fair value, by valuation method has been set out in note 9. The different levels of the fair value hierarchy as required by IFRS 13 have been defined as follows:
- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
- Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)
The Available-for-sale financial assets have been classified as level 3 as there are no observable inputs available for use in valuing these investments. See note 9 for further disclosures about the Available-for-sale financial assets measured at fair value.

4.	Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the 2015 fiscal year are outlined below:

(a)	Warranty claims
The Group generally offers warranties on its hardware units. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

(b)	Maintenance provision
The Group, in some instances, offers maintenance services as part of its revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.
(c)Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where applicable, tax legislation is subject to interpretation,

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined and there is a difference this is recognized in the period in which the final outcome is determined.

(d)	Estimated impairment of goodwill
The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.7. The recoverable amount of cash generating units has been based on value in use calculations. These calculations require the use of estimates (note 7).

(e)	Product development cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recorded as intangible assets by the Group when the criteria in note 2.6 have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year end.

(f)	Receivables allowance
The valuation allowance for trade receivables reflects the Group’s estimates of losses arising from the failure or inability of the Group’s customers to make required payments. The allowance is based on the ageing of customer accounts, customer creditworthiness and the Group’s historical write-off experience. Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

5. Segment Information
Segments are organized by geography and by product type. The Group's products and services revolve around its brands and the customers that it serves and hence it splits the segments based on the geography from which the customer is serviced and between fleet and consumer from a product offering perspective, which takes into account the types of products and services provided by each segment.
Consumer solutions include the Group's Matrix and Beam-e branded products and are sold to individual consumers and fleet owners who require basic vehicle tracking and recovery and entry-level fleet management functionality. The Group's fleet solutions include MiX branded products and are sold to small fleet owners and larger enterprise fleet customers.
The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2014 is as follows:

		Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000
Africa	Consumer solutions	355,084	(17,632)	105,162	276,643
	Fleet solutions	325,400	(5,500)	95,209	131,286
Europe	Fleet solutions	160,639	(977)	7,285	88,086
Americas	Fleet solutions	134,213	—	(6,550)	74,970
Middle East and Australasia	Fleet solutions	306,450	(1,569)	21,834	162,848
Brazil	Fleet solutions	11,901	(56)	(11,621)	9,695
International	Fleet solutions and development	358,538	(354,833)	102,778	285,825
Total		1,652,225	(380,567)	314,097	1,029,353
Corporate and consolidation entries		—	—	(31,874)	1,136,564
Inter-segment elimination		(380,567)	380,567	—	(188,817)
Total		1,271,658	—	282,223	1,977,100
The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2013 is as follows:

		Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000
Africa	Consumer solutions	343,578	(11,910)	86,943	279,239
	Fleet solutions	281,937	(5,838)	94,541	83,047
Europe	Fleet solutions	128,116	(576)	(4,608)	60,078
Americas	Fleet solutions	155,657	—	3,039	53,067
Middle East and Australasia	Fleet solutions	265,598	—	32,952	129,133
Brazil	Fleet solutions	—	—	(2,062)	4,529
International	Fleet solutions and development	330,755	(315,837)	94,784	243,284
Total		1,505,641	(334,161)	305,589	852,377
Corporate and consolidation entries		—	—	(14,768)	415,493
Inter-segment elimination		(334,161)	334,161	—	(115,082)
Total		1,171,480	—	290,821	1,152,788

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The segment information provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2012 is as follows:

		Total revenue R’000	Inter- segment revenue R’000	Adjusted EBITDA R’000	Assets R’000
Africa	Consumer solutions	342,324	(8,546)	74,069	253,162
	Fleet solutions	232,542	(2,953)	79,680	79,082
Europe	Fleet solutions	126,782	—	(5,961)	71,110
Americas	Fleet solutions	156,013	(298)	14,109	54,365
Middle East and Australasia	Fleet solutions	131,393	—	14,924	72,333
International	Fleet solutions and development	286,433	(245,208)	84,058	258,692
Total		1,275,487	(257,005)	260,879	788,744
Corporate and consolidation entries		—	—	(20,257)	408,349
Inter-segment elimination		(257,005)	257,005	—	(128,677)
Total		1,018,482	—	240,622	1,068,416
There are no material non-cash items provided to the Group’s chief operating decision-maker other than disclosed in the reconciliation of profit for the year to EBITDA below.
The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2014 are as follows:

		Property, plant and equipment R’000	Intangible assets R’000
Africa	Consumer solutions	46,757	8,342
	Fleet solutions	29,358	6,485
Europe	Fleet solutions	3,951	—
Americas	Fleet solutions	4,236	458
Middle East and Australasia	Fleet solutions	3,196	18
Brazil	Fleet solutions	1,899	331
International	Fleet solutions and development	6,014	41,172
Corporate and consolidation entries		(15,221)	(1,687)
Total		80,190	55,119
During the fiscal year ended March 31, 2014, the Group changed the way it presents additions to non-current assets. The additions to property, plant and equipment and intangible assets are now presented gross of any inter-segment elimination entries, with inter-segment eliminations presented within “Corporate and consolidation entries”. This was done to provide consistency with the manner in which total assets per reportable segment are reviewed by the chief operating decision maker. The table above presents the segment information on this revised basis, with the prior years amended to conform to the current year presentation.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2013 are as follows:

		Property, plant and equipment R’000	Intangible assets R’000
Africa	Consumer solutions	40,327	7,394
	Fleet solutions	7,417	2,128
Europe	Fleet solutions	1,724	—
Americas	Fleet solutions	592	1,227
Middle East and Australasia	Fleet solutions	890	13
Brazil	Fleet solutions	319	—
International	Fleet solutions and development	5,280	31,827
Corporate and consolidation entries		(5,050)	59
Total		51,499	42,648

The additions to non-current assets which are included in the measure of segment assets provided to the Group’s chief operating decision-maker for the reportable segments for the year ended March 31, 2012 are as follows:

		Property, plant and equipment R’000	Intangible assets R’000
Africa	Consumer solutions	27,531	8,636
	Fleet solutions	9,398	—
Europe	Fleet solutions	2,902	—
Americas	Fleet solutions	841	494
Middle East and Australasia	Fleet solutions	856	—
International	Fleet solutions and development	5,996	26,693
Corporate and consolidation entries		(5,931)	50
Total		41,593	35,873

During the 2014 fiscal year, impairments to furniture and fittings of R0.3 million (2013: nil, 2012: nil) were recognized in profit or loss by the Middle East and Australasia segment. The International segment recognized impairments of capitalized product development costs of R0.1 million (2013: R5.2 million, 2012: R1.3 million) in profit or loss.
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision-maker. The Group’s chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer.
The Group's businesses are managed primarily on a geographic and also on a product basis. During the current fiscal year, a new segment profit measure was implemented, Adjusted EBITDA. Adjusted EBITDA, which has replaced the EBITDA segment profit measure previously presented, is defined as follows: profit for the year before income taxes, net finance income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the initial public offering. A reconciliation of Adjusted EBITDA to profit for the year is disclosed below.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Reconciliation of Adjusted EBITDA to profit for the year
Adjusted EBITDA	282,223	290,821	240,622
Add:
Net profit on sale of property, plant and equipment and intangible assets	97	314	—
Net realized foreign exchange losses	—	1,669	963
Less:
Depreciation (1)	(47,887)	(41,201)	(36,792)
Amortization (2)	(44,941)	(56,985)	(53,040)
Impairment (3)	(379)	(5,158)	(1,332)
Share-based compensation costs	(4,611)	(3,151)	(2,001)
Net loss on sale of property, plant and equipment and intangible assets	—	—	(430)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 32.2)	—	(394)	—
Restructuring costs	(2,745)	—	—
Non-recurring initial public offering costs	(8,503)	—	—
Transaction costs arising from the acquisition of a business	(211)	(38)	—
Net realized foreign exchange gains	(1,545)	—	—
Operating profit	171,498	185,877	147,990
Finance income/(cost) - net	40,660	(6,011)	(4,475)
Taxation	(60,574)	(51,400)	(40,275)
Profit for the year	151,584	128,466	103,240

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs).
(3) Includes impairment of product development costs and furniture and fittings.

 The revenue from external parties reported to the Group’s chief operating decision-maker is measured in a manner consistent with that in the income statement. The amounts provided to the Group’s chief operating decision-maker with respect to total assets are measured in a manner consistent with that of the financial statements. These assets are allocated based on the physical location of the asset.

Revenue generated by the South African-based operating segments of the Group (i.e. Africa and International) to its local and foreign-based customers amounted to R650.3 million (2013: R615.2 million, 2012: R601.3 million) for the 2014 fiscal year, whereas revenue generated by the foreign-based segments of the Group (i.e. Europe, Americas, East Africa, Middle East, Brazil and Australasia) to its local and foreign-based customers amounted to R621.3 million (2013: R556.2 million, 2012: R417.2 million).
Total non-current assets other than financial instruments and deferred tax assets located in South Africa is R380.6 million (2013: R318.5 million), and the total of these non-current assets located in foreign countries is R22.9 million (2013: R14.1 million).

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

6. Property, plant and equipment

	Property owned R’000	Plant, equipment, vehicles and other owned R’000	Computer and radio owned R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000	Plant, equipment, vehicles and other leased R’000	Computer and radio leased R’000	Total leased R’000	Total R’000
At April 1, 2012
Cost	22,014	37,342	39,883	10,112	112,817	222,168	50	1,999	2,049	224,217
Accumulated depreciation	(2,527)	(25,367)	(26,004)	—	(83,108)	(137,006)	(5)	(1,999)	(2,004)	(139,010)
Net book amount	19,487	11,975	13,879	10,112	29,709	85,162	45	—	45	85,207
Year ended March 31, 2013
Opening net book amount	19,487	11,975	13,879	10,112	29,709	85,162	45	—	45	85,207
Additions	—	6,205	11,388	33,854	—	51,447	52	—	52	51,499
Business combination (note 33)	—	72	110	—	—	182	—	—	—	182
Transfers	—	—	—	(34,657)	34,657	—	—	—	—	—
Disposals	—	(32)	(19)	—	—	(51)	—	—	—	(51)
Depreciation charge (note 5, 24, 32.2)	(447)	(4,889)	(7,793)	—	(28,047)	(41,176)	(25)	—	(25)	(41,201)
Currency translation differences	—	407	270	—	223	900	11	—	11	911
Closing net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547
At March 31, 2013
Cost	22,014	41,500	51,525	9,309	148,104	272,452	117	770	887	273,339
Accumulated depreciation	(2,974)	(27,762)	(33,690)	—	(111,562)	(175,988)	(34)	(770)	(804)	(176,792)
Net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547

Year ended March 31, 2014
Opening net book amount	19,040	13,738	17,835	9,309	36,542	96,464	83	—	83	96,547
Additions	—	10,103	11,144	58,943	—	80,190	—	—	—	80,190
Transfers	—	83	—	(47,810)	47,810	83	(83)	—	(83)	—
Impairment (note 5, 24, 32.2)	—	(316)	—	—	—	(316)	—	—	—	(316)
Disposals	—	(585)	(55)	—	(226)	(866)	—	—	—	(866)
Depreciation charge (note 24, 32.2)	(447)	(5,544)	(9,313)	—	(32,583)	(47,887)	—	—	—	(47,887)
Currency translation differences	—	603	260	180	368	1,411	—	—	—	1,411
Closing net book amount	18,593	18,082	19,871	20,622	51,911	129,079	—	—	—	129,079

Year ended March 31, 2014
Cost	22,014	44,895	51,071	20,622	112,461	251,063	—	—	—	251,063
Accumulated depreciation	(3,421)	(26,813)	(31,200)	—	(60,550)	(121,984)	—	—	—	(121,984)
Net book amount	18,593	18,082	19,871	20,622	51,911	129,079	—	—	—	129,079

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Additions of R80.2 million made in 2014 include non-cash additions of furniture and fittings of R0.6 million relating to decommissioning costs previously classified within provisions in the Europe Fleet solutions segment.
Depreciation expense of R34.7 million (2013: R30.9 million, 2012: R26.5 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7. Intangible assets

	Goodwill R’000	Patents and trademarks R’000	Customer relationships R’000	Product development costs R’000	Technology, software and other R’000	Total R’000
At 1 April 2012
Cost	544,709	7,435	47,109	128,833	84,024	812,110
Accumulated amortization	—	(6,093)	(38,159)	(62,735)	(62,037)	(169,024)
Net book amount	544,709	1,342	8,950	66,098	21,987	643,086

Year ended March 31, 2013
Opening net book amount	544,709	1,342	8,950	66,098	21,987	643,086
Additions	—	59	—	31,220	11,369	42,648
Business combination (note 33)	—	—	—	—	5,739	5,739
Capitalization of borrowing cost	—	—	—	304	—	304
Government grant received	—	—	—	(2,207)	—	(2,207)
Transfers	—	—	—	(4,839)	4,839	—
Disposals	—	—	—	(600)	—	(600)
Amortization charge (notes 24, 32.2)	—	(951)	(5,660)	(33,501)	(16,873)	(56,985)
Impairment loss (notes 5, 24, 30, 32.2)	—	—	—	(5,158)	—	(5,158)
Currency translation differences	17,554	116	893	6	340	18,909
Closing net book amount	562,263	566	4,183	51,323	27,401	645,736

At March 31, 2013
Cost	562,263	8,609	51,591	142,489	104,961	869,913
Accumulated amortization	—	(8,043)	(47,408)	(91,166)	(77,560)	(224,177)
Net book amount	562,263	566	4,183	51,323	27,401	645,736

Year ended March 31, 2014
Opening net book amount	562,263	566	4,183	51,323	27,401	645,736
Additions	—	291	—	41,205	13,623	55,119
Business combination (note 33)	2,656	—	—	—	4,000	6,656
Capitalization of borrowing cost	—	—	—	10	—	10
Transfers	—	—	—	(614)	614	—
Disposals	—	—	—	—	(15)	(15)
Amortization charge (notes 24, 32.2)	—	(291)	(2,624)	(27,336)	(14,690)	(44,941)
Impairment loss (notes 5, 24, 30, 32.2)	—	—	—	(63)	—	(63)
Currency translation differences	28,557	18	770	21	322	29,688
Closing net book amount	593,476	584	2,329	64,546	31,255	692,190

At March 31, 2014
Cost	593,476	10,325	57,473	152,189	115,391	928,854
Accumulated amortization	—	(9,741)	(55,144)	(87,643)	(84,136)	(236,664)
Net book amount	593,476	584	2,329	64,546	31,255	692,190

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 Staff costs of R33.9 million (2013: R23.8 million, 2012: R22.0 million) have been capitalized to product development costs during the year.

Additions of R55.1 million made during 2014 include non-cash additions of R6.0 million relating to capitalized staff development costs which have been accrued.

Amortization expense of R27.9 million (2013: R33.5 million, 2012: R26.5 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.

An impairment loss, amounting to R0.1 million (2013: R5.2 million, 2012: R1.3 million) in the International operating segment (notes 5, 24, 32.2), arose due to the recoverable amount being less than the carrying value of certain identified intangible assets. The impairment loss has been included in administration and other charges in the income statement.
The Group has capitalized borrowing costs amounting to R0.01 million (2013: R0.3 million, 2012: R0.8 million) on qualifying assets during the current fiscal year. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 7.3% (2013: 7.3%, 2012: 7.8%).
The Group received a government grant from the Department of Trade and Industry in South Africa during the 2013 fiscal year of R2.2 million (2012: Nil) relating to certain technology developed. All conditions attached to the grant have been met. No grants were received during the 2014 fiscal year.

Impairment tests for goodwill
Goodwill is allocated to the Group’s cash-generating units (“CGU”) identified within its operating segments. A summary of the goodwill at operating segment level is presented below:

	March 31, 2013 R’000	Foreign currency translation differences R'000	Additions R'000	March 31, 2014 R’000
International fleet solutions and development	100,463	—	2,656	103,119
Europe fleet solutions	91,907	23,245	—	115,152
Middle East and Australasia fleet solutions	36,583	5,312	—	41,895
Africa fleet solutions	333,310	—	—	333,310
Total	562,263	28,557	2,656	593,476
The recoverable amount of all CGUs are determined based on value in use calculations, which use pre-tax cash flow projections based on approved financial budgets covering a three to five year period. A five-year period was used to ensure that in respect of the Europe fleet solutions segment, stable cash flows are used for purposes of calculating terminal values included in the value in use calculations. These cash flows are based on the current market conditions and near-term expectations.

The key assumptions used for the value in use calculations are as follows:

2014	International fleet solutions and development and Africa fleet solutions	Europe fleet solutions	Middle East and Australasia fleet solutions
Discount rate
— pre-tax discount rate applied to the cash flow projections (%)	15.5 – 16.4	10.3	14.6
Growth rate
— growth rate used to extrapolate cash flow beyond the budget period (%)	3.8	2.4	1.8

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2013	International fleet solutions and development and Africa fleet solutions	Europe fleet solutions	Middle East and Australasia fleet solutions
Discount rate
— pre-tax discount rate applied to the cash flow projections (%)	15.2 – 16.8	9.7	11.9
Growth rate
— growth rate used to extrapolate cash flow beyond the budget period (%)	4.8	2.0	0.7

The discount rates were calculated using the capital asset pricing model. These rates are pre-tax and reflect specific risks relating to the relevant CGUs. The growth rate has been determined based on the expected long-term inflation outlook.
Europe Fleet Solutions goodwill sensitivity
To determine the recoverable amount of its investment in the Europe fleet solutions CGU, the Group calculated future net cash flows of the CGU and discounted them to their present value using the rates as indicated above. The calculation of the CGU’s discounted net present value requires extensive use of estimates and assumptions about discount rates and forecasted cash flows. Due to a restructuring process and the acquisition of new business contracts, the business' operating performance is gradually improving. The forecast cash flows at March 31, 2014 reflect the current market conditions for the European economy and near-term expectations. To the extent that anticipated new contracts do not materialize and the business strategy does not come to fruition, or key personnel are not retained, the forecasts could be negatively impacted.
At March 31, 2014, the date at which the impairment testing was performed, Europe fleet solutions’ recoverable amount exceeded the carrying amount by 165.5%.
A 19.4% pre-tax discount rate, or a 62.3% decrease of the projected cash flows would reduce the headroom for the Europe Fleet Solutions CGU to nil. This analysis assumes that all other variables remain constant.
8. Investment in joint venture

	March 31, 2014 R’000	March 31, 2013 R’000
Beginning of the year	—	—
Share of joint venture losses	—	—
End of the year	—	—

The investment in joint venture previously included the Group’s 60% interest held in Matrixvtrack Nig. Limited, an unlisted company incorporated in Nigeria and was denominated in Nigerian Naira (NGN) . The investment was disposed of on April 30, 2013 for 1 Nigerian Naira (equal to 6 South African cents) which equated to the profit on the sale of the investment, as its carrying amount had been nil at disposal date.

The Group has not earned any share of income or loss for the 2014 fiscal year. The Group did not recognize its portion of the profit for the 2013 fiscal year of R0.2 million (2012: R0.1 million) due to the existence of accumulated losses not yet recovered. There were no contingent liabilities nor commitments relating to the Group's interest in the joint venture and there were no contingent liabilities of the venture itself.

9. Available-for-sale financial asset
Available-for-sale financial assets include the following listed securities:

	March 31, 2014 R’000	March 31, 2013 R’000
1,288,920 ordinary shares in Datatrak Malta Limited, which is denominated in Euro.	—	—
The Group impaired the available-for-sale financial asset in full in the 2011 fiscal year as there was no demonstrable active market for trading these shares and no income is expected to be derived from this investment in the foreseeable future. The position remained unchanged at the end of the 2014 fiscal year.
There were no additions or disposals of available-for-sale financial assets during the 2014 or 2013 fiscal years.
The available-for-sale financial assets have been classified as level 3 as there are no observable inputs available for use in valuing these investments.
10. Finance lease receivable

	March 31, 2014 R’000	March 31, 2013 R’000
Total finance lease receivable	13,329	9,963
Short-term portion receivable within 12 months	6,652	3,604
Long-term portion receivable after 12 months	6,677	6,359
During the 2013 fiscal year, the Group entered into a finance lease arrangement with a customer to supply fleet management products and services. The term of the lease is 36 months and the lease is denominated in Euros. The unguaranteed residual values of the assets leased under finance lease are considered negligible.

The finance lease receivables are neither past due nor impaired.

	March 31, 2014 R’000	March 31, 2013 R’000
Gross finance lease receivable—minimum lease payments:
Not later than one year	7,748	4,238
Later than one year but not later than 5 years	6,328	6,549
	14,076	10,787
Unearned finance income	747	824
Net investment in finance leases	13,329	9,963
The net investment in finance leases may be analyzed as follows:

	March 31, 2014 R’000	March 31, 2013 R’000
Not later than one year	6,652	3,604
Later than one year but not later than 5 years	6,677	6,359
Net investment in finance leases	13,329	9,963

11. Inventory

	March 31, 2014 R’000	March 31, 2013 R’000
Inventory—finished goods	39,774	38,927
During the current year an amount of R2.6 million (2013: R4.8 million) was recognized as a charge in cost of sales as a result of the write down of inventory to net realizable value (note 24, 32.2).

12. Trade and other receivables

	March 31, 2014 R’000	March 31, 2013 R’000
Trade receivables	202,450	164,904
Less: provision for impairment of trade receivables	(7,922)	(7,356)
Trade receivables—net	194,528	157,548
Prepayments	24,338	12,209
Sundry debtors	15,973	17,230
	234,839	186,987

The aging of trade receivables at the reporting date is as follows:

	Gross R’000	Provision for impairment R’000
2014
Not past due	113,315	(205)
Past due by 1 to 30 days	43,510	(339)
Past due by 31 to 60 days	17,369	(716)
Past due by more than 60 days	28,256	(6,662)
Total	202,450	(7,922)

	Gross R’000	Provision for impairment R’000
2013
Not past due	99,616	(447)
Past due by 1 to 30 days	33,934	(361)
Past due by 31 to 60 days	9,251	(1,332)
Past due by more than 60 days	22,103	(5,216)
Total	164,904	(7,356)
The trade receivables above, which are past due and not impaired and fully performing trade receivables, relate to a number of independent customers for whom there is no recent history of default.
Sundry debtors are neither past due nor impaired.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The carrying amounts of trade and other receivables are denominated in the following currencies:

	March 31, 2014 R’000	March 31, 2013 R’000
South African Rand	71,999	37,124
UK Pound	24,288	17,965
US Dollar	88,482	77,678
AU Dollar	20,062	28,972
Euro	23,084	19,723
Brazilian Real	3,862	—
Other	3,062	5,525
	234,839	186,987

Movements in the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2014 R’000	March 31, 2013 R’000
Opening balance	(7,356)	(7,569)
Increase in provision for impairment (note 32.2)	(7,820)	(6,159)
Receivables written off during the year as irrecoverable	7,425	6,585
Foreign currency translation differences	(171)	(213)
Closing balance	(7,922)	(7,356)
The creation of the provision for impairment of trade receivables has been included in administration and other charges in the income statement. In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted until the end of the reporting year. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.
Trade receivables of R30.9 million (2013: R20.3 million) are pledged as security for the Group's overdraft facilities (note 17).
The fair value of trade and other receivables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Other than 10% of the gross receivable balance relating to one debtor at the end of the 2014 fiscal year (2013: 12% of the gross receivable balance relating to one debtor), the Group has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations. The Group does not hold any collateral as security.
13. Restricted cash

	March 31, 2014 R’000	March 31, 2013 R’000
Cash securing guarantee issued in terms of the Mobile Telephone Networks Proprietary Limited incentive agreement (denominated in South African Rand)	1,000	1,000
Cash securing guarantees issued in respect of lease agreements entered into (denominated in South African Rand)	393	393
Cash securing guarantees issued in respect of products sold (denominated in Euro)	1,303	—
Cash securing guarantees issued in respect of MiX Telematics Middle East FZE*	3,361	3,076
Cash held for purposes of distribution to MiX Telematics Enterprise BEE Trust and MiX Telematics Fleet Support Trust beneficiaries (denominated in South African Rand)	4,222	3,766
	10,279	8,235

* Includes employee visas in the UAE of R3.2 million (2013: R3.1 million) that are denominated in Arab Emirates Dirham and a VAT registration guarantee of R0.1 million (2013: Nil) that is denominated in Euro.

14. Net cash and cash equivalents
Net cash and cash equivalents included in the cash flow statement comprise the following amounts included in the statement of financial position:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Cash and cash equivalents	830,449	147,702	118,695
Bank overdraft (Note 17)	(27,810)	(56,005)	(50,165)
	802,639	91,697	68,530

The credit quality of cash and cash equivalents, that are neither past due nor impaired can be assessed by reference to external credit ratings.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Cash and cash equivalents:
AA	666,583	5,989	4,962
A	76,181	36,124	45,576
BBB	87,685	105,589	68,157
	830,449	147,702	118,695

The carrying amounts of net cash and cash equivalents are denominated in the following currencies:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
South African Rand	103,944	72,225	48,454
UK Pound	29,216	16,668	19,823
US Dollar	653,091	(5,188)	(2,343)
Euro	(3,720)	(4,575)	(3,520)
AU Dollar	12,948	8,012	4,923
Other	7,160	4,555	1,193
	802,639	91,697	68,530

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

15. Stated capital/share capital and premium

	Number of shares 000's	Ordinary share capital R’000	Share premium R’000	Stated capital R’000	Total R’000
At April 1, 2012	657,200	13	787,589	—	787,602
Share issue in relation to share options exercised	2,763	*	2,425	464	2,889
Share capital and share premium reclassified to stated capital	—	(13)	(790,014)	790,027	—
Balance at March 31, 2013	659,963	—	—	790,491	790,491
Share issue in relation to share options exercised	14,187	—	—	15,776	15,776
Proceeds from shares issued, net of share issue costs	110,000	—	—	622,983	622,983
Balance at March 31, 2014	784,150	—	—	1,429,250	1,429,250

*	Amount less than R1, 000
The ordinary shares with a par value of 0.002 cents were converted to ordinary shares with no par value on October 25, 2012, the date that the new Memorandum of Incorporation was accepted by the Companies and Intellectual Property Commission in South Africa.
The total authorized number of ordinary shares at the end of the financial year amounted to 1 billion shares (2013: 1 billion) with no par value. All issued shares are fully paid up and carry one vote per share and the right to dividends. There were no changes to the authorized number of ordinary shares during the current or prior financial year.

In terms of a special resolution approved on August 1, 2013 a new class of no par value shares, consisting of 100 million preference shares, was created. No preference shares have been issued to date.

New York Stock Exchange listing and proceeds from shares issued

On August 9, 2013, following a successful U.S. initial public offering of American Depositary Shares or “ADSs”, each of which represents 25 ordinary shares at no par value, the Company’s ADSs were listed on the New York Stock Exchange and are traded under the symbol MIXT. As part of the U.S. initial public offering of ADSs, the Company issued 4,400,000 ADSs on August 14, 2013 and raised R649.9 million for the Company (before expenses amounting to R27.0 million). Selling shareholders sold an additional 2,840,512 ADSs, resulting in a total capital raise by the Company and selling shareholders, prior to underwriting discount, of R1,150 million. The Company did not receive any proceeds from ADSs that were sold by the selling shareholders.

R’000
Reconciliation of initial public offering price and proceeds received, net of expenses:
Initial public offering price	1,150,013
Underwriting discount	(80,501)
Proceeds received by selling shareholders (before expenses)	(419,578)
Proceeds received by Company (before expenses)	649,934
Share issue expenses	(26,951)
Proceeds from shares issued, net of share issue costs	622,983

Share options
Share options are granted to directors and certain key employees within the Group. The exercise price of the options granted is equal to the weighted average market value of ordinary shares for the 20 days preceding the date of the grant. The options vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the share options granted are conditional on certain

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

performance conditions being met, namely the share price on the associated measurement date being in excess of the target, after being reduced by the aggregate amount of dividends paid, or an annual total shareholder return in excess of 10% and 5%, taking into account any dividends paid during the vesting period, being achieved. The Group has no legal or constructive obligation to repurchase or settle the options in cash.
Movements in the total number of share options outstanding and their related weighted average exercise prices are as follows:

	Weighted average exercise price 2014 cents per share	Number of options 2014 000’s	Weighted average exercise price 2013 cents per share	Number of options 2013 000’s
Outstanding at the beginning of the year	138	63,675	113	57,250
Granted on November 7, 2012	—	—	246	12,350
Exercised	111	(14,187)	105	(2,763)
Forfeited	166	(1,625)	131	(3,162)
Expired	118	(8,950)	—	—
Outstanding at the end of the year	152	38,913	138	63,675
Exercisable at the end of the year		11,763		11,513
The weighted average remaining contractual life on share options outstanding at year end is 2.92 years (2013: 3.11 years).
Options exercised in 2014 resulted in 14,187,500 shares (2013: 2,762,500 shares) being issued at weighted average exercise price of 111 cents per share (2013: 105 cents per share). The related weighted average share price at the time of exercise was 547 cents per share (2013: 245 cents per share).

Share options outstanding at the end of the fiscal year have the following exercise prices:

				March 31, 2014 000’s	March 31, 2013 000’s
Annual shareholder return:	Grant Date	Expiry date	Exercise price
10% (1)	March 14, 2008	March 14, 2014	118 cents	—	6,550
10%	June 23, 2008	June 23, 2014	125 cents	200	250
10%	December 9, 2008	December 9, 2014	70 cents	1,275	2,700
5%	June 4, 2010	June 4, 2016	112 cents	10,075	12,025
5%	September 13, 2011	September 13, 2017	130 cents	1,450	2,200
10%	January 3, 2012	January 3, 2018	154 cents	3,500	4,000
10%	November 7, 2012	November 7, 2018	246 cents	11,600	12,100
Target share price:
R10 (1)	March 14, 2008	March 14, 2014	118 cents	—	8,950
R10	June 23, 2008	June 23, 2014	125 cents	200	200
R5	December 9, 2008	December 9, 2014	70 cents	3,800	4,500
R5	June 4, 2010	June 4, 2016	112 cents	5,525	7,600
R5	September 13, 2011	September 13, 2017	130 cents	1,288	2,600
				38,913	63,675
(1) Expired during the 2014 fiscal year.
No new options were granted during the 2014 fiscal year.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The weighted average fair value of options granted during the 2013 fiscal year was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.
As the shares were only listed on the JSE on November 12, 2007, the volatility was calculated using a mixture of the Company’s historical share data as well as the share data of comparable companies.

 The salient details of options granted during the 2013 fiscal year are provided in the table below:

Total shareholder return
Grant date	November 7, 2012
Fair value (cents per share)	114.4
Option strike price (cents per share)	246.0
JSE share price on grant date (cents per share)	300.0
Expiry date	November 7, 2018
Performance conditions
— Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2014	4.61

Valuation assumptions and drivers
Volatility (%)	42.7
Anticipated forfeiture rate (%)	5.0
Anticipated dividend streams (cents per share)
— year ending March 31, 2014	11.0
— year ending March 31, 2015	13.5
— year ending March 31, 2016	16.5
— year ending March 31, 2017	20.0
— year ending March 31, 2018	24.5
Anticipated dividend yield (%)	5.5
Annual risk-free interest rate (%)	6.3

Refer to note 24 for the total expense recognized in fiscal years 2014, 2013 and 2012 in respect of share options granted to employees and directors.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 Group executives held the following share options at March 31, 2014 (summarized by grant date):

	December 9, 2008 000’s	December 9, 2008 000’s	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	Total 000’s
S Joselowitz (1)	500	1,000	1,500	3,000	—	2,500	8,500
R Botha (2)	125	750	1,375	—	—	—	2,250
T Buzer (3)	—	1,000	1,500	—	—	—	2,500
M Pydigadu (1)	—	—	1,500	500	—	1,000	3,000
H Scott (2)	—	—	750	500	—	—	1,250
C Tasker (1)	500	1,000	1,500	—	2,000	2,000	7,000
B Horan	—	—	250	—	750	1,500	2,500
G Pretorius	—	—	250	—	750	1,500	2,500
C Lewis (4)	—	—	500	—	—	1,500	2,000
	1,125	3,750	9,125	4,000	3,500	10,000	31,500
Option strike price (cents per share)	70	70	112	112	154	246
JSE share price on grant date (cents per share)	58	58	104	104	160	300
Expiry date	December 9, 2014	December 9, 2014	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018
Performance conditions:
Share price of (Rand)	n/a	5	n/a	5	n/a	n/a
Minimum shareholder return of	10%	n/a	5%	n/a	10%	10%

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The following share options were exercised by Group executives during the 2014 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price
S Joselowitz (1)	February 14, 2014	1,500,000	March 17, 2008	118	10%	540
R Botha (2)	April 3, 2013	125,000	December 9, 2008	70	10%	370
	December 13, 2013	250,000	December 9, 2008	70	R5.00	504
	April 3, 2013	125,000	June 4, 2010	112	5%	370
	February 14, 2014	375,000	March 17, 2008	118	10%	540
T Buzer (3)	February 14, 2014	250,000	December 9, 2008	70	10%	540
	February 14, 2014	1,500,000	March 17, 2008	118	10%	540
M Pydigadu (1)	February 17, 2014	500,000	June 4, 2010	112	R5.00	529
H Scott (2)	February 17, 2014	750,000	June 4, 2010	112	5%	529
	February 17, 2014	500,000	June 4, 2010	112	R5.00	529
C Tasker (1)	February 14, 2014	1,500,000	March 17, 2008	118	10%	540
B Horan	February 14, 2014	150,000	December 9, 2008	70	10%	540
	February 14, 2014	200,000	March 17, 2008	118	10%	540
	February 14, 2014	50,000	December 9, 2008	70	R5.00	540
	February 17, 2014	250,000	June 4, 2010	112	5%	529
	February 17, 2014	250,000	January 3, 2012	154	10%	529
G Pretorius	February 14, 2014	500,000	March 17, 2008	118	10%	540
	February 17, 2014	250,000	June 4, 2010	112	5%	529
	February 17, 2014	250,000	January 3, 2012	154	10%	529
C Lewis (4)	February 14, 2014	500,000	March 17, 2008	118	10%	540

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Group executives held the following share options at March 31, 2013 (summarized by grant date):

	March 17, 2008 000’s	March 17, 2008 000’s	December 9, 2008 000’s	December 9, 2008 000’s	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	Total 000’s
S Joselowitz (1)	1,500	2,000	500	1,000	1,500	3,000	—	2,500	12,000
R Botha (2)	375	2,000	250	1,000	1,500	—	—	—	5,125
T Buzer (3)	1,500	2,000	250	1,000	1,500	—	—	—	6,250
M Pydigadu (1)	—	—	—	—	1,500	1,000	—	1,000	3,500
H Scott (2)	—	—	—	—	1,500	1,000	—	—	2,500
C Tasker (1)	1,500	2,000	500	1,000	1,500	—	2,000	2,000	10,500
B Horan	200	100	150	50	500	—	1,000	1,500	3,500
G Pretorius	500	200	—	—	500	—	1,000	1,500	3,700
	5,575	8,300	1,650	4,050	10,000	5,000	4,000	8,500	47,075
Option strike price (cents per share)	118	118	70	70	112	112	154	246
JSE share price on grant date (cents per share)	118	118	58	58	104	104	160	300
Expiry date	March 17, 2014	March 17, 2014	December 9, 2014	December 9, 2014	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018
Performance conditions:
Share price of (Rand)	n/a	10	n/a	5	n/a	5	n/a	n/a
Minimum shareholder return of	10%	n/a	10%	n/a	5%	n/a	10%	10%
The following share options were exercised by Group executives during the 2013 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (% minimum shareholder return)	Exercise date share price
R Botha (2)	September 25, 2012	1,125,000	March 17, 2008	118	10%	230
	September 25, 2012	250,000	September 12, 2008	70	10%	230
T Buzer (3)	January 10, 2012	250,000	September 12, 2008	70	10%	221

(1) Executive director at March 31, 2014 and March 31, 2013.
(2) Executive director at March 31, 2013.
(3) Retired on March 31, 2014. Executive director at March 31, 2013.
(4) Appointed to the executive committee with effect from December 1, 2013.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

16. Other reserves

	March 31, 2014 R’000	March 31, 2013 R’000
Opening balance	(111,362)	(154,745)
Foreign currency translation:	45,475	36,900
- Movement for the year - net of tax	45,475	37,090
- Transfer from shareholder loan revaluation **	—	(190)
Shareholder loan revaluation: *	2,941	3,332
- Movement for the year - net of tax	2,941	3,142
- Transfer to foreign currency translation **	—	190
Share-based payments (note: 24, 32.2)	4,611	3,151
Closing balance	(58,335)	(111,362)

Foreign currency translation	58,901	13,426
Reserve on transaction with non-controlling interest ***	(137,895)	(137,895)
Share-based payments	14,961	10,350
Shareholder loan revaluation *	5,698	2,757
Closing balance	(58,335)	(111,362)

* Shareholder loan revaluation relates to the unrealized foreign exchange gains/(losses) on loans viewed as part of the Group’s net investment in foreign operations.

** Upon capitalization/settlement of certain net investment loans, amounts that were previously recognized in the shareholder’s loan revaluation reserve have been transferred to the foreign currency translation reserve.

*** During the fiscal year ended March 31, 2008, the Group acquired a non-controlling equity interest held by a minority shareholder in one of its subsidiaries in exchange for a share consideration. The reserve represents the difference between the consideration paid and the Group's share in the net asset value of the subsidiary acquired and has been recorded in equity.

17. Borrowings

	March 31, 2014 R’000	March 31, 2013 R’000
Secured loans: Long-term loans	36	3,472
Unsecured loans: deferred consideration payable	3,705	—
	3,741	3,472
Short-term portion payable within 12 months	(1,279)	(3,472)
Long-term portion payable after 12 months	2,462	—

Movement for the year
Opening balance	3,472	22,941
Net payments made	(3,731)	(19,469)
Borrowings raised	4,000	—
Closing balance	3,741	3,472

 The Group and its subsidiaries have unlimited borrowing capacity as specified in their respective Memorandums of Incorporation.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Borrowings raised during the 2014 fiscal year comprise of a R4.0 million deferred consideration payable relating to the purchase of a proprietary software business (Note 33). No new borrowings were raised by the Group during the 2013 fiscal year.

The Group has access to revolving credit facilities on which payments of R4.4 million (2013: R26.0 million) were made and draw downs on the borrowing facilities of R1.0 million (2013: R6.5 million) were raised in the 2014 fiscal year. The net of these amounts have been included in the movement above.

	March 31, 2014 R’000	March 31, 2013 R’000
Long-term loans
Loans from Investec Bank Limited:
— Loan 1	—	*
— Loan 2	36	3,472
Deferred consideration payable	3,705	—
Total long-term loans	3,741	3,472
Short-term portion payable within 12 months	(1,279)	(3,472)
Long-term portion payable after 12 months	2,462	—

*	Amounts less than R1,000.
The Investec Loan 1 was repaid in full during the 2014 fiscal year. Interest was previously charged at prime less 0.5% and the loan was repayable in monthly installments of R0.5 million when the full facility was utilized. This Investec loan was secured by the cession and pledge of 100% of the shares held in MiX Telematics Australasia Proprietary Limited.
The Investec Loan 2 bears interest at prime less 0.5% and is repayable in maximum monthly installments of R0.6 million (2013: R0.6 million) if the facility is fully utilized. The facility matures in September 2015. The above Investec loan is secured by:
- cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited.
- joint and several suretyships between the following Group companies:
•MiX Telematics Limited; and
•MiX Telematics Africa Proprietary Limited.

The deferred consideration payable is unsecured, bears interest at the prime interest rate, which varied between 8.5% and 9% per annum during the 2014 fiscal year, and is repayable in monthly installments of R0.1 million commencing January 31, 2014. The deferred consideration paid during the 2014 fiscal year amounted to R0.3 million.
The loans are all denominated in South African Rand.
The fair value of the Investec loan equals its carrying amounts, as the impact of discounting is not significant. The fair values are based on cash flows discounted using the prime interest rate less 0.5% and are within level 2 of the fair value hierarchy. Other borrowings are treated in a similar manner except for discounting, for which prime interest rate is used.

The Group did not default on any payments or breach any loan agreement term during the current or previous financial year.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

	Interest rate	March 31, 2014 R’000	March 31, 2013 R’000
Undrawn borrowing facilities at floating rates are:
— Standard Bank Limited:
Overdraft	Prime less 1.2%	42,346	46,289
Vehicle and asset finance	Prime less 1.2%	8,500	8,500
— Investec Bank Limited:
Overdraft	Prime less 0.5%	49,844	17,706
Loan facility	Prime less 0.5%	9,065	15,225
— Nedbank Limited	Prime less 2%	10,000	—
		119,755	87,720
The Investec overdraft facility is for a two year period and the next renewal date is January 31, 2015. The Standard Bank and Nedbank facilities have no fixed renewal date and are repayable on demand.
Included in the bank overdraft (note 14) are overdraft facilities from Investec Bank Limited and Standard Bank Limited which were secured by the following at March 31, 2014 and March 31, 2013:
Investec Bank Limited
- cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited;
- joint and several suretyships between the following Group companies:
•MiX Telematics Limited; and
•MiX Telematics Africa Proprietary Limited.
Standard Bank Limited
- cross suretyships between the following Group companies:
• MiX Telematics Africa Proprietary Limited;
• MiX Telematics International Proprietary Limited; and
• MiX Telematics Limited.
- an unrestricted cession of book debts by the following entities:
• MiX Telematics Limited; and
• MiX Telematics International Proprietary Limited
The facility from Nedbank Limited is unsecured.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

18. Trade and other payables

	March 31, 2014 R’000	March 31, 2013 R’000
Trade payables	62,019	57,026
Accruals	121,970	96,176
Revenue received in advance	36,171	22,996
Value-added taxes	7,060	7,167
Other	1,741	1,032
	228,961	184,397
The fair values of trade payables, accruals and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the payables.
19. Retirement benefits
It is the policy of the Group to provide retirement benefits to all its South African, United Kingdom, United States, Brazilian and Australian employees.
All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are generally funded by both member and company contributions except in the United States where no Group contribution is made. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social (RGPS) and a private social contribution plan called Regime de Previdência Complementar (RPC), which is optional. For the United States employees a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered. The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. The total Group contribution to such schemes in 2014 was R17.8 million (2013: R14.5 million, 2012: R12.8 million) (note 24).

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

20. Deferred tax

	March 31, 2014 R’000	March 31, 2013 R’000
Deferred tax liabilities
Capital allowances for tax purposes	12,868	8,957
Intangible assets	16,297	12,755
Prepayments	1,285	796
Section 24I (10A) - deferred foreign currency gains	11,450	—
Other	3,856	3,118
Gross deferred tax liabilities	45,756	25,626
Set-off of deferred tax balances	(25,155)	(17,021)
Net deferred tax liabilities	20,601	8,605
Deferred tax assets
Revenue received in advance	8,072	4,763
Capital allowances for tax purposes	12,436	8,577
Provisions, accruals and lease straight-lining	21,523	15,799
Assessable losses	612	—
Other	2,337	1,750
Gross deferred tax assets	44,980	30,889
Set-off of deferred tax balances	(25,155)	(17,021)
Net deferred tax assets	19,825	13,868
Net deferred tax (liability)/asset	(776)	5,263

The gross movement in net deferred tax assets/(liabilities) is as follows:
Beginning of the year	5,263	(12,550)
Foreign currency translations	557	361
Charge to equity (note 16)	(599)	—
Acquisition of business (note 33)	1,032	—
Income statement charge (note 29)	(7,029)	17,452
End of the year	(776)	5,263

Deferred tax at year-end has been recognized using the following corporate tax rates:
- South Africa 28% (2013: 28%)
- United Kingdom 23% (2013: 24%)
- Germany 15% (2013: 15%)
- United States of America 34% (2013: 34%)
- Australia 30% (2013: 30%)
- Dubai 0% (2013: 0%)
- Brazil 34% (2013: 34%)
Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of R28.7 million (2013: R22.9 million) in respect of losses amounting to R 123.7 million (2013: R91.7 million) at year-end.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The movement in deferred tax assets and liabilities during the year, prior to taking into account the offsetting of balances within the same tax jurisdiction, is as follows:

	March 31, 2013	Charged/ (credited) to the income statement (note 29)	Charged/ (credited) directly to equity (note 16)	Acquisition of business (Note 33)	Foreign currency translation differences	March 31, 2014
	R'000	R'000	R'000	R'000	R'000	R'000
Deferred tax liabilities
Capital allowances for tax purposes	8,957	3,912	—	—	—	12,869
Intangible assets	12,755	3,542	—	—	—	16,297
Prepayments	796	489	—	—	—	1,285
Section 24I (10A) - deferred foreign currency gains	—	10,851	599	—	—	11,450
Other	3,118	737	—	—	—	3,855
	25,626	19,531	599	—	—	45,756
Deferred tax assets
Revenue received in advance	(4,763)	(3,309)	—	—	—	(8,072)
Capital allowances for tax purposes	(8,577)	(2,573)	—	(1,032)	(254)	(12,436)
Provisions, accruals and lease straight-lining	(15,799)	(5,421)	—	—	(303)	(21,523)
Assessable losses	—	(612)	—	—	—	(612)
Other	(1,750)	(587)	—	—	—	(2,337)
	(30,889)	(12,502)	—	(1,032)	(557)	(44,980)

The movement in deferred tax assets and liabilities during the prior year, prior to taking into account the offsetting of balances within the same tax jurisdiction, is as follows:

	March 31, 2012	Charged/ (credited) to the income statement (note 29)	Charged/ (credited) directly to equity (note 16)	Acquisition of business (Note 33)	Foreign currency translation differences	March 31, 2013
	R'000	R'000	R'000	R'000	R'000	R'000
Deferred tax liabilities
Capital allowances for tax purposes	5,463	3,494	—	—	—	8,957
Intangible assets	17,570	(4,824)	—	—	9	12,755
Prepayments	477	319	—	—	—	796
Section 24C—future expenditure allowance	9,748	(9,748)	—	—	—	—
Other	3,991	(873)	—	—	—	3,118
	37,249	(11,632)	—	—	9	25,626
Deferred tax assets
Revenue received in advance	(3,151)	(1,612)	—	—	—	(4,763)
Capital allowances for tax purposes	(6,913)	(1,549)	—	—	(115)	(8,577)
Provisions and lease straight-lining	(14,294)	(1,250)	—	—	(255)	(15,799)
Other	(341)	(1,409)	—	—	—	(1,750)
	(24,699)	(5,820)	—	—	(370)	(30,889)

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21. Provisions

	March 31, 2014 R’000	March 31, 2013 R’000
Product warranties
Beginning of the year	10,172	9,342
Income statement charge	5,664	2,218
Utilized	(4,839)	(2,228)
Foreign currency translation differences	1,193	840
End of the year	12,190	10,172
Non-current portion	—	—
Current portion	12,190	10,172

The Group provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims.

	March 31, 2014 R’000	March 31, 2013 R’000
Maintenance provision
Beginning of the year	8,702	16,663
Income statement charge	18,584	7,642
Utilized	(19,588)	(15,626)
Foreign currency translation differences	61	23
End of the year	7,759	8,702
Non-current portion	(786)	(283)
Current portion	6,973	8,419
The Group provides for maintenance required, related to ongoing contracts when the obligation to repair occurs. Management estimates the related provision for maintenance costs per unit based on the estimated costs expected to be incurred to repair the respective units.

	March 31, 2014 R’000	March 31, 2013 R’000
Decommissioning provision
Beginning of the year	2,870	2,958
Income statement reversal	(1,750)	(263)
Utilized	(738)	(224)
Capitalized to property, plant and equipment	564	—
Foreign currency translation differences	550	399
End of the year	1,496	2,870
Non-current portion	(1,496)	—
Current portion	—	2,870

The Group provides for the anticipated costs associated with the restoration of leasehold property to its condition at inception of the lease, including the removal of items included in plant and equipment that is erected on leased land. The final cash outflow of these costs is expected to occur in the 2018 fiscal year.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

	March 31, 2014 R’000	March 31, 2013 R’000
Total provisions
Product warranties	12,190	10,172
Maintenance provision	7,759	8,702
Decommissioning provision	1,496	2,870
Total provision	21,445	21,744
Non-current portion	(2,282)	(283)
Current provision	19,163	21,461

22. Revenue

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Subscription revenue	853,716	686,720	577,330
Hardware sales	326,902	378,070	328,386
Other	91,040	106,690	112,766
	1,271,658	1,171,480	1,018,482

23. Other income/(expenses) - net

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Motor Industry Development Program incentives	832	2,603	8,030
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 30, 32.2)	—	(394)	—
Rental income	—	—	113
Profit/(loss) on disposal of property, plant & equipment and intangible assets (note 32.2)	97	314	(430)
Other	1,222	1,737	897
	2,151	4,260	8,610

Refer to Note 40 for information on the reclassifications made to 2013 and 2012 results.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

24. Operating profit
Operating profit is stated after accounting for the following charges:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Amortization (note 7, 32.2)	44,941	56,985	53,040
Depreciation (note 6, 32.2)	47,887	41,201	36,792
Impairment of intangible assets (note 5, 7, 32.2)	63	5,158	1,332
Impairment of furniture and fittings (note 5, 6, 32.2)	316	—	—
Operating lease charges - premises and equipment	20,801	15,946	17,629
Restructuring costs	2,745	—	—
Write-down of inventory to net realizable value (note 11, 32.2)	2,604	4,785	3,153
Research expenditure	1,189	1,300	817
Transaction costs arising from the acquisition of a business	211	38	—
Professional fees	19,674	15,707	12,795
Staff costs	455,459	347,103	294,764
- Salaries, wages and other costs	433,074	329,424	280,013
- Pension costs (note 19)	17,774	14,528	12,750
- Share based payments (note 16, 32.2)	4,611	3,151	2,001

Number of employees at the end of the year	1,039	937	824
Restructuring costs
During June 2013, the Europe fleet solutions segment implemented a restructuring plan. The total cost of the restructuring was R2.7 million. The restructuring has resulted in operating cost savings for the segment in the current year and is expected to continue to do so in future years.
25. Finance income

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Cash
— Current accounts and short-term bank deposits	3,853	1,788	1,706
— Other	117	96	171
	3,970	1,884	1,877
Non-cash
— Short-term bank deposits	437	—	—
— External loans	—	—	515
— Finance lease receivable income	729	134	—
	1,166	134	515

Net foreign exchange gains (note 40)	38,128	—	—

	43,264	2,018	2,392

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

26. Finance costs

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Cash
— Overdraft	(2,252)	(2,507)	(2,316)
— Finance leases	—	—	(12)
— Other long-term loans	(189)	(425)	(3,148)
— Other	(55)	(489)	(73)
	(2,496)	(3,421)	(5,549)
— Capitalization of borrowing costs (note 7)	10	304	837
	(2,486)	(3,117)	(4,712)
Non-cash
— Decommissioning provision (note 21)	—	—	(221)
— Long-term loans	(114)	(231)	(332)
— Other	(4)	—	—
	(118)	(231)	(553)

Net foreign exchange losses (note 40)	—	(4,681)	(1,602)

	(2,604)	(8,029)	(6,867)

Refer to Note 40 for information on the reclassifications made to 2013 and 2012 results.

27. Auditors’ remuneration

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Auditors’ remuneration	8,068	4,207	3,113

Auditors' remuneration has been significantly increased due to the reviews and other related services required by the initial public offering process and subsequent compliance requirements.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

28. Directors’ and executive committee emoluments

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses (1) R’000	12 months R’000
2014
Non-executive directors
R Bruyns	805	—	—	—	—	805
H Brody (2)	256	—	—	—	—	256
C Ewing (2)	407	—	—	—	—	407
R Frew (2)	343	—	—	—	—	343
E Banda (3)	346	—	—	—	—	346
F Roji (2), (4)	69	—	—	—	—	69
R Shough (5)	138	—	—	—	—	138
A Welton	401	—	—	—	—	401
	2,765	—	—	—	—	2,765
Value-Added Tax (2)	199	—	—	—	—	199
Executive committee (6)
S Joselowitz (7)	—	4,554	—	—	5,919	10,473
R Botha (8)	—	2,324	12	92	1,242	3,670
T Buzer (9)	—	2,030	21	159	1,729	3,939
M Pydigadu (7)	—	1,921	101	77	3,388	5,487
H Scott (8)	—	2,580	—	—	4,189	6,769
C Tasker (7)	—	2,897	42	233	3,488	6,660
B Horan	—	1,818	108	74	1,850	3,850
G Pretorius	—	1,741	99	160	1,852	3,852
C Lewis (10)	—	597	15	54	—	666
	2,964	20,462	398	849	23,657	48,330

2013
Non-executive directors
R Bruyns	754	—	—	—	—	754
H Brody (2)	240	—	—	—	—	240
C Ewing (2)	365	—	—	—	—	365
R Frew (2)	296	—	—	—	—	296
R Friedman (11)	296	—	—	—	—	296
F Roji (2)	376	—	—	—	—	376
R Shough (5)	325	—	—	—	—	325
A Welton	320	—	30	—	—	350
	2,972	—	30	—	—	3,002
Value-Added Tax (2)	179	—	—	—	—	179
Executive committee (6)
S Joselowitz (12)	—	3,678	—	—	3,798	7,476
R Botha (12)	—	2,326	11	90	704	3,131
T Buzer (12)	—	1,898	19	150	2,013	4,080
M Pydigadu (12)	—	1,746	91	71	1,632	3,540
H Scott (12)	—	2,636	—	—	2,134	4,770
C Tasker (12)	—	2,199	40	189	2,285	4,713
B Horan	—	1,662	97	68	1,544	3,371
G Pretorius	—	1,587	96	150	2,154	3,987
	3,151	17,732	384	718	16,264	38,249

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses (1) R’000	12 months R’000
2012
Non-executive directors
R Bruyns	771	—	—	—	—	771
H Brody (2)	240	—	—	—	—	240
C Ewing (2)	61	—	—	—	—	61
R Frew (2)	296	—	—	—	—	296
R Friedman	296	—	—	—	—	296
A Patel (2, 13)	304	—	—	—	—	304
F Roji (2)	389	—	—	—	—	389
A Welton	328	—	—	—	—	328
	2,685	—	—	—	—	2,685
Value-Added Tax (2)	181	—	—	—	—	181
Executive committee (6)
S Joselowitz (12)	—	2,972	—	—	2,816	5,787
R Botha (12)	—	2,069	125	96	1,096	3,386
T Buzer (12)	—	1,770	25	245	1,001	3,041
M Pydigadu (12)	—	1,616	75	72	700	2,463
H Scott (12)	—	1,856	458	—	371	2,686
C Tasker (12)	—	2,160	37	152	1,297	3,646
B Horan (14)	—	401	34	15	—	450
G Pretorius (14)	—	382	22	46	—	450
	2,866	13,226	776	626	7,281	24,775

(1)	Performance bonuses are based on actual amounts paid during the fiscal year.

(2)	Value-added tax (“VAT”) included as part of invoice received. Directors’ fees shown exclude VAT.

(3)	Appointed to the board with effect from May 13, 2013.

(4)	Resigned as a non-executive director from the board and appointed as alternate director to Hubert Brody with effect from May 13, 2013.

(5)	Appointed to the board with effect from June 1, 2012 and resigned from the board with effect from August 9, 2013.

(6)	All prescribed officers of the Company are included as part of the executive committee as noted above.

(7)	Executive Director as at March 31, 2014.

(8)	Resigned from the board with effect from August 9, 2013 but remained as Group executive committee member.

(9)	Resigned from the board with effect from August 9, 2013 but remained as Group executive committee member until he retired on March 31, 2014.

(10)	Appointed to the executive committee with effect from December 1, 2013. Emoluments disclosed only include amounts paid from December 1, 2013 to March 31, 2014.

(11)	Resigned from the board with effect from March 31, 2013.

(12)	Executive Director as at March 31, 2013 and March 31, 2012.

(13)	Resigned from the board with effect from January 10, 2012..

(14)	Appointed to the executive committee with effect from January 1, 2012. Emoluments disclosed only include amounts paid from January 1, 2012 to March 31, 2012.

The remaining related party transactions are set out in note 34.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

29. Taxation

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Major components of taxation expense
Normal taxation	(53,545)	(68,852)	(44,400)
— Current	(53,409)	(67,641)	(40,520)
— Over/(under)-provision prior years	569	(76)	428
— Foreign tax paid	(351)	(702)	—
— Withholding tax	(354)	(433)	—
— Secondary taxation on companies	—	—	(4,308)

Deferred taxation (note 20)	(7,029)	17,452	4,125
— Current year	(6,722)	18,505	4,125
— Under-provision prior years	(307)	(1,053)	—

	(60,574)	(51,400)	(40,275)

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000	After tax R’000
2014
Exchange differences on translating foreign operations	45,475	—	45,475
Exchange differences on net investments in foreign operations	3,540	(599)	2,941
	49,015	(599)	48,416

	Before tax R’000	Tax impact R’000	After tax R’000
2013
Exchange differences on translating foreign operations	37,090	—	37,090
Exchange differences on net investments in foreign operations	3,142	—	3,142
	40,232	—	40,232

	Before tax R’000	Tax impact R’000	After tax R’000
2012
Exchange differences on translating foreign operations	29,816	—	29,816
Exchange differences on net investments in foreign operations	(6,718)	—	(6,718)
	23,098	—	23,098

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Tax rate reconciliation
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Profit before taxation	212,158	179,866	143,515
Tax at the applicable tax rate of 28%	59,404	50,362	40,184
Tax effect of:	1,170	1,038	91
— Income not subject to tax	(522)	(423)	(107)
— Expenses not deductible for tax purposes	4,125	3,362	2,639
— Secondary tax on companies	—	—	4,308
— Withholding tax	354	433	—
— Utilization of prior year assessed losses	(958)	(190)	(4,005)
— Foreign tax paid	351	702	34
— Foreign tax rate differential	(4,562)	(3,153)	(501)
— Deferred tax not recognized on assessed losses	7,664	3,405	4,079
— Deferred tax previously not recognized	388	7	—
— (Over)/under provision prior years	(262)	1,129	(428)
— Tax incentives in addition to incurred cost	(5,784)	(4,485)	(5,968)
— Other	376	251	40

	60,574	51,400	40,275

The Group’s weighted average tax rate is 28.6% (2013: 28.6%, 2012: 28.1%).
30. Earnings per share
Basic
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Profit attributable to owners of the parent	151,589	128,471	103,240
Weighted average number of ordinary shares in issue (000’s)	732,171	658,456	657,045
Basic earnings per share (R)	0.21	0.20	0.16

Diluted
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year (assuming conversion of all dilutive potential ordinary shares). The Group has one category of diluted potential ordinary shares-share options, for which a calculation is done to determine the number of shares that could have been acquired at fair value (determined at the closing market share price) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Profit attributable to owners of the parent	151,589	128,471	103,240

Weighted average number of ordinary shares in issue (000’s)	732,171	658,456	657,045
Adjusted for: potentially dilutive effect of share options	36,136	16,316	5,277
Diluted weighted average number of ordinary shares in issue (000’s)	768,306	674,772	662,322
Diluted earnings per share (R)	0.20	0.19	0.16

Adjusted earnings per share

During the current fiscal year, a new profit measure was implemented, adjusted earnings per share. Adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) divided by the weighted average number of ordinary shares in issue during the year.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Reconciliation of adjusted earnings
Profit attributable to owners of the parent	151,589	128,471	103,240
Net foreign exchange (gains)/losses	(38,128)	4,681	1,602
Income tax effect on the above component	10,458	(1,098)	(249)
Adjusted earnings attributable to owners of the parent	123,919	132,054	104,593

Basic
Basic adjusted earnings per share is calculated by dividing the adjusted earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Adjusted earnings attributable to owners of the parent	123,919	132,054	104,593
Weighted average number of ordinary shares in issue (000's)	732,171	658,456	657,045
Basic adjusted earnings per share (R)	0.17	0.20	0.16

Diluted
Adjusted diluted earnings per share is calculated by dividing the diluted adjusted earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Diluted adjusted earnings attributable to owners of the parent	123,919	132,054	104,593
Diluted adjusted weighted average number of ordinary shares in issue (000's)	768,306	674,772	662,322
Diluted adjusted earnings per share (R)	0.16	0.20	0.16

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

Headline earnings per share

Headline earnings per share is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Reconciliation of headline earnings
Profit attributable to owners of the parent	151,589	128,471	103,240
(Profit)/loss on disposal of property, plant and equipment and intangible assets (note 32.2)	(97)	(314)	430
Impairment of intangible assets (note 5, 7, 32.2)	63	5,158	1,332
Impairment of furniture and fittings (note 5, 6, 32.2)	316	—	—
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 23)	—	394	—
Income tax effect on the above components	(85)	(1,357)	(323)
Headline earnings attributable to owners of the parent	151,786	132,352	104,679

Basic
Basic headline earnings per share is calculated by dividing the headline earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Headline earnings attributable to owners of the parent	151,786	132,352	104,679
Weighted average number of ordinary shares in issue (000's)	732,171	658,456	657,045
Basic headline earnings per share (R)	0.21	0.20	0.16

Diluted
Diluted headline earnings per share is calculated by dividing the diluted headline earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Diluted headline earnings attributable to owners of the parent	151,786	132,352	104,679
Diluted weighted average number of ordinary shares in issue (000's)	768,306	674,772	662,322
Diluted headline earnings per share (R)	0.20	0.20	0.16

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

31. Dividend per share

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Final dividend declared	39,614	52,576	39,420
Shares in issue at dividend date (000’s)	660,213	657,200	657,200
Final dividend per share (cents)	6.0	8.0	6.0

Interim dividend declared	—	26,378	—
Shares in issue at dividend date (000’s)	—	659,450	—
Interim dividend per share (cents)	—	4.0	—

Following the completion of its initial public offering of ADSs, the Company discontinued its policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

32. Cash flow statement
32.1 The following convention applies to figures other than adjustments:
Outflows of cash are represented by figures in brackets. Inflows of cash are represented by figures without brackets.

32.2 Reconciliation of profit for the year before taxation to cash generated from operations:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Profit before income taxation	212,158	179,866	143,515
Adjustments	94,799	131,123	114,294
— (Profit)/loss on disposal of property, plant and equipment and intangible assets (note 23)	(97)	(314)	430
— Depreciation (note 6, 24)	47,887	41,201	36,792
— Amortization (note 7, 24)	44,941	56,985	53,040
— Impairment of intangible assets (note 7, 24)	63	5,158	1,332
— Impairment of furniture and fittings (note 6, 24)	316	—	—
— Finance income—cash (note 25)	(3,970)	(1,884)	(1,877)
— Finance income—non-cash (note 25)	(1,166)	(134)	(515)
— Finance costs—cash (note 26)	2,486	3,117	4,712
— Finance costs—non-cash (note 26)	118	231	553
— Share-based payments (note 16, 24)	4,611	3,151	2,001
— Foreign exchange (gains)/losses (note 25, 26)	(33,658)	3,012	639
— Impairment of receivables (note 12)	7,820	6,159	7,050
— Write-down of inventory to net realizable value (note 11, 24)	2,604	4,785	3,153
— Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company (note 23)	—	394	—
— Increase in provisions	22,498	8,986	7,415
— Lease straight-line adjustment	—	(76)	(11)
— Other	346	352	(420)

Cash generated from operations before working capital changes	306,957	310,989	257,809

Changes in working capital	(40,788)	(23,142)	(65,332)
— Increase in inventories	(3,451)	(7,810)	(12,698)
— Increase in trade and other receivables	(55,235)	(30,844)	(54,877)
— Increase in finance lease receivable	(2,637)	(9,829)	—
— Increase in trade and other payables	32,389	24,876	23,571
— Decrease in provisions	(25,165)	(16,205)	(20,371)
— Foreign currency translation differences on working capital	13,311	16,670	324
— Increase in restricted cash	—	—	(1,281)

Cash generated from operations	266,169	287,847	192,477

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

33. Business combinations
2014
On December 19, 2013, the Group acquired a proprietary software development business from Roitech Proprietary Limited, constituting employees and specific assets and liabilities. The business acquired has developed customizable software which comprises of a smartphone application and a web-based user interface, and uses mobile and geographic information systems (GIS) technologies for the effective management of in-field data collection, distribution and tracking which may be applied to areas such as sales teams, research teams, meter readers and vehicle tracking and driver monitoring. The services offered by the business complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3. The Group acquired the power to control the operating and financial activities of the acquired business on December 19, 2013, and the assets acquired and liabilities assumed have been recorded at their fair values.
From the acquisition date, no revenue has been recorded by the business acquired and losses of R0.6 million have been included in profit or loss. Had the software business been consolidated from April 1, 2013 the consolidated income statement would show nil pro-forma revenue and a net loss of R2.4 million in respect of this business.

	Notes	R’000
Consideration at December 19, 2013
Total consideration payable		7,606
Cash consideration transferred at effective date		(3,606)
Deferred consideration payable	17	4,000

Recognized amounts of identifiable assets acquired and liabilities assumed
		Fair value
		R'000
Software	7	4,000
Deferred tax asset	20	1,032
Trade and other payables	18	(82)
Total identifiable net assets		4,950
Goodwill	7	2,656
Acquisition date fair value of consideration		7,606
Acquisition-related expenses of R0.2 million were incurred and have been charged to administrative and other expenses in the consolidated income statement for the 2014 fiscal year. The goodwill of R2.7 million arising from the acquisition is attributable to the workforce acquired and the synergies expected from combining the business acquired and the Group.
By year-end, R0.1 million interest on the deferred consideration was charged to profit or loss for the 2014 fiscal year.
2013
On May 1, 2012, the Group acquired the business of Intellichain Proprietary Limited, or “Intellichain” (constituting employees and specific assets and liabilities), a supply chain management software business. The services offered by Intellichain are compatible with the Group’s existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers. The purchase consideration of the acquisition consisted of the outstanding loan advanced to Intellichain in the prior fiscal year including interest accrued.
No material acquisition related expenses were incurred in relation to the acquisition of the business.
The post acquisition revenue earned during the 2013 fiscal year of R6.6 million and the post acquisition loss of R1.6 million were included in the 2013 consolidated results.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The fair values of the assets and liabilities arising from the acquisition are as follows:

	Note	Fair value R’000
Property, plant and equipment	6	182
Software	7	5,739
Trade receivables	12	756
Cash and cash equivalents	14	23
Trade and other payables	18	(654)
		6,046
Acquisition date fair value of consideration paid		6,046

Net cash inflow on acquisition of business
Consideration paid in cash	—
Cash and cash equivalent balances acquired	23
23

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

34. Related party transactions
Directors’ and executive committee members' interest
The list of directors and executive committee and their beneficial interests declared in the Company’s share capital at year end held directly, indirectly and by associates were:

	March 31, 2014			March 31, 2013
	Direct 000’s	Indirect 000’s	Associate 000’s	Direct 000’s	Indirect 000’s	Associate 000’s
Non-executive
H Brody	—	—	—	—	—	—
R Bruyns	—	3,668	—	—	3,931	653
C Ewing	—	—	—	—	—	—
R Frew	—	63,848	70,261	—	79,847	90,261
R Friedman (1)	—	—	—	12,318	1,656	2,779
F Roji (2)	250	—	—	250	—	—
R Shough (3)	—	—	—	—	—	—
A Welton	—	—	200	—	—	200
E Banda (4)	—	—	—	—	—	—

Executive
S Joselowitz	23,442	—	—	28,240	—	—
R Botha (5)	6,663	—	125	7,798	—	125
T Buzer (6)	2,881	—	—	3,602	—	—
M Pydigadu	33	—	—	33	—	—
H Scott (5)	10,772	—	—	13,465	—	—
C Tasker	—	1,138	—	—	1,138	—
G Pretorius	—	—	—	—	—	—
B Horan	—	—	78	—	—	78
C Lewis (7)	1,025	—	—	—	—	—
	45,066	68,654	70,664	65,706	86,572	94,096

(1)	Resigned from the board with effect from March 31, 2013.

(2)	Resigned as a non-executive director from the board and appointed as alternate director to Hubert Brody with effect from May 13, 2013.

(3)	Resigned from the board with effect from August 9, 2013.

(4)	Appointed to the board with effect from May 13, 2013.

(5)	Resigned from the board with effect from August 9, 2013 but remains a member of the Group executive committee.

(6)	Resigned from the board with effect from August 9, 2013 and remained a member of the Group executive committee until he retired on March 31, 2014.

(7)	Appointed to the executive committee with effect from December 1, 2013.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 Interests in contracts
During the year under review, the following were disclosed as contractual arrangements that existed between the Group and parties outside of the Group, in which certain of the directors and executive committee members had interests:

Name of director	Related party	Nature of relationship with the Group

R Friedman (1)	Control Instruments Automotive Proprietary Limited	Provides contract manufacturing services to the Group (2013 fiscal year only)
R Frew	Thynk Property Fund Proprietary Limited	Lease agreement: Midrand office
R Frew	Thynk Capital Proprietary Limited	Fees in respect of rental unit financing
R Frew	Masalini Capital Proprietary Limited	Provides directors’ services
H Brody	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director services
F Roji (2)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director services
C Ewing	DLA Cliffe Dekker Hofmeyr Incorporated	Provides director services
B Horan	Creative Space Media	Provides media-related services

(1) As at June 30, 2012, R Friedman resigned as a director of Control Instruments Group Limited and as such the group and its subsidiaries are no longer considered a related party to the Group. The major subsidiaries include PI Shurlok Proprietary Limited and Control Instruments Automotive Proprietary Limited. Furthermore, R Friedman resigned as director of MiX Telematics Limited on March 31, 2013.

(2) Resigned as a non-executive director from the board and appointed as alternate director to Hubert Brody with effect from May 13, 2013.
A list of subsidiaries has been included in note 42.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

 Transactions with related parties and balances outstanding at year end are as follows (excluding key management personnel emoluments):

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Sales of goods and services	54,440	42,155	20,693
— Control Instruments Automotive Proprietary Limited	*	236	213
— Imperial Group Limited	54,440	41,919	20,480
Purchases of goods and services	18,702	25,516	98,463
— Control Instruments Automotive Proprietary Limited	629	—	—
— PI Shurlok Proprietary Limited	—	11,917	91,543
— Masalini Capital Proprietary Limited	18	27	42
— Thynk Capital Proprietary Limited	26	40	59
— Thynk Property Fund Proprietary Limited	5,824	5,796	6,208
— Imperial Group Limited	12,143	7,675	432
— Creative Space Media	62	61	179
Year-end balance of receivables (included in trade and other receivables - note 12)	4,624	3,194	4,184
— Control Instruments Automotive Proprietary Limited	*	*	123
— Imperial Group Limited	4,624	3,194	4,061
Year-end balance of payables (included in trade and other payables - note 18)	113	124	10,777
— PI Shurlok Proprietary Limited	*	*	10,770
— Masalini Capital Proprietary Limited	1	2	3
— Thynk Capital Proprietary Limited	2	3	4
— Thynk Property Fund Proprietary Limited	41	74	—
— Imperial Group Limited	69	45	—

* No longer a related party during the fiscal year or at the applicable year-end.
Refer to note 28 for key management personnel emoluments disclosure. Key management personnel include executive committee members.
The related parties included above are related to the Group due to certain shares in these entities being held by the executive and non-executive directors of the Company or due to common directorships held.
The receivables from related parties arise from sales transactions and are unsecured and bear no interest. Provisions that are held against receivables from related parties amounted to R0.2 million (2013: Nil).

 The payables to related parties arise mainly from purchase transactions and the payables bear no interest.
During the 2012 fiscal year, MiX Telematics Europe and Imperial Commercials Limited, a subsidiary of a significant shareholder, entered into an agreement whereby Imperial Commercials Limited purchased the business and assets of MiX Telematics Europe’s vehicle conversion business, One Stop Shop. The business and related assets were sold to Imperial Commercials Limited for R2.3 million.

35. Contingencies
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. Furthermore, no connection incentives will be received going forward. The maximum potential liability under the arrangement is R58.1 million (2013: R65.1 million). No loss is considered probable under this arrangement.

36. Commitments
Capital commitments

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
At March 31, the Group had approved, but not yet contracted, capital commitments for:

Property, plant and equipment	—	1,451	413
Intangible assets	30,368	31,341	26,396
	30,368	32,792	26,809

At March 31, the Group had approved and contracted capital commitments for:
Property, plant and equipment	15,953	2,240	1,330
Intangible assets	13,794	9,465	9,165
	29,747	11,705	10,495

 Capital commitments will be funded out of a mixture of working capital and cash and cash equivalents.
Operating leases
The Group leases various offices under non-cancellable operating lease agreements. The leases have various terms and escalation clauses and renewal rights.
The future minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Land and buildings
Within one year	15,806	12,653	8,316
One to five years	27,839	23,971	7,940
	43,645	36,624	16,256
The Group leases various office equipment and vehicles under cancellable operating lease agreements. The lease terms are between one and five years with annual escalations between zero and 10% per annum. The Group is required to give up to three months’ notice for the termination of these agreements.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The future minimum lease payments under cancellable operating leases are as follows:

	March 31, 2014 R’000	March 31, 2013 R’000	March 31, 2012 R’000
Office equipment
Within one year	718	882	1,230
One to five years	224	490	1,082
	942	1,372	2,312
Vehicles
Within one year	1,477	1,802	1,362
One to five years	1,019	1,215	1,521
	2,496	3,017	2,883
The lease expenditure charged to the income statement during the year is disclosed in note 24.

37. Events after the reporting period

Brazil Quotaholders’ agreement

In June 2014, the Group entered into an agreement with Edge Gestao Empresarial Ltda. (“Edge”), whereby Edge has been granted a 5% holding in the equity interests of MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (“MiX Brazil”). At March 31, 2014 Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services to be provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil.

The above transaction falls into the ambit of IFRS 2: Share-based payments, and qualifies for recognition as a cash settled share based payment. The total expected cost of this share based payment award is approximately R2.0 million. The non-controlling interests’ attributable share of future comprehensive income/ (losses) of the Brazil fleet solutions segment and the Group will also increase as a result of this transaction.
Taxation

MiX Telematics International Proprietary Limited (MiX International), a subsidiary of the Group, claims 150% allowance for research and development spend in terms of section 11D (S11D) of the South African Income Tax Act of 1962 (the Act). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (DST) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million. MiX International has complied with the amended legislation by submitting all required documentation to the DST timeously, commencing in October 2012.
In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not constitute qualifying expenditure in terms of the Act. MiX International is currently in the process of formally objecting to the DST’s decision to disallow the expenditure (for which a tax asset benefit of R2.7 million has been recognized). Management, supported by a recent opinion received from its tax advisors, continue to believe that the allowances claimed constitute qualifying expenditure in terms of the Act, and have therefore continued to recognize the related tax benefits. If the Group is unsuccessful in defending this specific matter, and if the same principles are applied to other projects, the Group may incur an additional taxation expense of up to R8.5 million relating to the additional 50% claimed, with a corresponding increase in current taxation payable.

Litigation

On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against our wholly-owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom we hired in May 2014 as President and Chief Executive Officer of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with contract. The claims against Mr. Kinford include breach of a non-competition agreement and non-disclosure agreement, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014. Mr. Kinford remains a defendant. On June 17, 2014, the Court denied the temporary restraining order sought by Inthinc and entered a corresponding order on June 19, 2014.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America. Inthinc alleges that MiX North America tortiously interfered with Mr. Kinford's employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford. The Court entered an ex-parte temporary restraining order against MiX North America on June 26, 2014; which was subsequently extended through to the preliminary injunction hearing on August 11, 2014. The Court has issued an expedited discovery order and a confidentiality order.

In each of the lawsuits, Inthinc is seeking injunctive relief and unspecified monetary damages. We believe that MiX North America and Mr. Kinford have meritorious defenses to Inthinc’s claims and intend to vigorously defend ourselves and Mr. Kinford against them. However, the Group is in the early stages of this litigation and cannot yet predict its outcome.

38. Financial risk sensitivity analysis
Interest rate sensitivity
A change in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2013.

		March 31, 2014 R’000	March 31, 2013 R’000
USD Denominated instruments	Increase of 10 basis points	612	(18)
	Decrease of 10 basis points	(612)	18

ZAR Denominated instruments	Increase of 100 basis points	1,005	682
	Decrease of 100 basis points	(1,005)	(682)
Foreign currency sensitivity
The Group has used a sensitivity analysis technique that measures the estimated change to profit or loss and equity of an instantaneous 5% strengthening or weakening in the functional currency against all other currencies, from the rate applicable at March 31, 2014, for each class of financial instrument with all other variables remaining constant. This analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.
The Group is exposed mainly to fluctuations in foreign exchange rates in respect of the South African Rand, Australian Dollar, United States Dollar, the British Pound and the Euro. This analysis considers the impact of changes in foreign exchange rates on profit or loss or equity, excluding foreign exchange translation differences resulting from the translation of the Group entities that have a functional currency different from the presentation currency, into the Group’s presentation currency (and recognized in the foreign currency translation reserve).

A change in the foreign exchange rates to which the Group is exposed at the reporting date would have increased/(decreased) profit before taxation/equity by the amounts shown below.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The analysis has been performed on the basis of the change occurring at the end of the reporting period.

		Increase/(decrease) in profit before taxation		Increase/(decrease) in equity
	Change in exchange rate %	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000
2014
Denominated currency: Functional currency
EUR:GBP	5	188	(188)
USD:GBP	5	407	(407)
USD:ZAR	5	30,674	(30,674)	(1,586)	1,586
EUR:ZAR	5	(260)	260
GBP:ZAR	5	(16)	16	(1,289)	1,289
ZAR:USD	5	(44)	44	(805)	805
BRL:ZAR	5	—	—	(537)	537
EUR:USD	5	904	(904)
USD:AUD	5	(14)	14
AUD:USD	5	(7)	7
EUR:AUD	5	—	—
AUD:ZAR	5	—	—
ZAR:GBP	5	(11)	11
ZAR:AUD	5	(20)	20
USD:BRL	5	(77)	77
ZAR:BRL	5	(1)	1

2013
Denominated currency: Functional currency
EUR:GBP	5	380	(380)
USD:GBP	5	(35)	35
USD:ZAR	5	(61)	61
EUR:ZAR	5	147	(147)
GBP:ZAR	5	11	(11)	(361)	361
ZAR:USD	5	(84)	84	(779)	779
EUR:USD	5	603	(603)
USD:AUD	5	(52)	52
AUD:USD	5	(42)	42
EUR:AUD	5	(2)	2
ZAR:GBP	5	(20)	20

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

39. Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited risk due to the recurring nature of its income and the availability of liquid resources. The Group meets its financing requirements through a mixture of cash generated from its operations and short- and long-term borrowings. In addition, the Group has access to undrawn borrowing facilities (note 17).

The following liquid resources are available:

	March 31, 2014 R’000	March 31, 2013 R’000
Trade and other receivables	234,839	186,987
Cash and cash equivalents, net of overdrafts	802,639	91,697
	1,037,478	278,684
The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Payable within 1 month or on demand R’000	Between 1 month and 1 year R’000	Between 1 year and 2 years R’000	Between 2 years and 5 years R’000	More than 5 years R’000
March 31, 2014
Borrowings	136	1,143	1,359	1,103	—
Trade payables	32,024	29,995	—	—	—
Accruals and other payables	41,746	67,323	—	—	—
Bank overdraft	27,655	156	—	—	—
Total	101,561	98,617	1,359	1,103	—
March 31, 2013
Borrowings	595	3,112	—	—	—
Trade payables	28,103	28,922	—	—	—
Accruals and other payables	37,619	47,882	—	—	—
Bank overdraft	32,294	23,711	—	—	—
Total	98,611	103,627	—	—	—
There have been no significant changes in the Group’s financial risk management described above relative to the prior year.
40. Reclassification

During the 2014 fiscal year, the Group changed its classification of foreign exchange gains and losses in the income statement. Foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) – net”, are now classified as part of “Finance income/(cost) - net”. The change is considered a more relevant presentation of such items in the income statement since the majority of foreign exchange gains and losses in 2014 relate to translation differences on foreign currency cash and cash equivalents arising from the initial public offering proceeds.

The reclassification has been adopted retrospectively and the comparative amounts for the years ended March 31, 2013 and March 31, 2012 have been adjusted accordingly.

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The impact of the reclassification results in an increase of R4.7 million and R1.6 million in "Operating profit" with a corresponding additional cost in “Finance income/(cost) - net" for the years ended March 31, 2013 and March 31, 2012, respectively. Profit before taxation and profit for the period remain unchanged for the periods disclosed.

41. Exchange rates
The following major rates of exchange were used in the preparation of the consolidated financial statements:

		March 31, 2014	March 31, 2013	March 31, 2012
ZAR:USD	— closing	10.60	9.24	7.69
	— average	10.12	8.50	7.43
ZAR:GBP	— closing	17.60	14.04	12.29
	— average	16.11	13.43	11.84

MiX TELEMATICS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

42. List of Group companies
MIX Telematics Limited is the parent company of the MiX Telematics Group of companies outlined below.
All of the entities listed have been consolidated apart from Matrixvtrack Nig. Limited which was an equity accounted joint venture (note 8) until its disposal during the 2014 fiscal year.

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2014%	March 31, 2013%
Direct
MiX Telematics Investments Proprietary Limited *	Treasury company	RSA	100	—
MiX Telematics Africa Proprietary Limited	Vehicle tracking and recovery	RSA	100	100
MiX Telematics International Proprietary Limited	Fleet services and research and development	RSA	100	100
Sunstore Limited	Liquidated during the 2013 fiscal year	Cyprus	—	—
MiX Telematics Europe Limited	Fleet management products and services	UK	100	100
MiX Telematics North America Incorporated	Fleet management products and services	USA	100	100
MiX Telematics Australasia Proprietary Limited	Fleet management products and services	Australia	100	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada **	Fleet management products and services	Brazil	100	100

Indirect
MiX Telematics Technology Holdings Proprietary Limited	Dormant	RSA	100	100
MiX Telematics Europe GmbH	Fleet management products and services	Germany	100	100
MiX Telematics Middle East FZE	Fleet management products and services	UAE	100	100
MiX Telematics Enterprise SA Proprietary Limited ***	Fleet management products and services	RSA	85.1	85.1
Matrixvtrack Nig. Limited	Vehicle tracking and recovery	Nigeria	—	60
MiX Telematics Fleet Support Services Proprietary Limited ***	Fleet management products and services	RSA	49	49
MiX Telematics East Africa Limited	Fleet management products and services	Uganda	99.9	99.9

* During the 2014 fiscal year, MiX Telematics Limited obtained a 100% equity interest in MiX Telematics Investments Proprietary Limited (a dormant entity at acquisition).

** During the 2014 fiscal year an additional capital contribution of R4.6 million was made. The capital contribution had no impact on the percentage ownership held by the Group.

*** The remaining shareholdings in these companies are owned by structured entities, the MiX Telematics Fleet Support Trust (which holds a 51% interest in MiX Telematics Fleet Support Services Proprietary Limited) and the MiX Telematics Enterprise Trust (which holds a 14.9% interest in MiX Telematics Enterprise SA Proprietary Limited), which have been fully consolidated. Control of the structured entities was assessed when IFRS 10 was adopted with effect from April 1, 2013 and there was no change to the historical accounting treatment applied by the Group. These trusts were set up in prior years to invest in the specified group companies and to hold such investments for the benefit of certain MiX employees as beneficiaries.