Form 20-F
period 2015-03-31
MiX Telematics Ltd
filed 2015-06-26
CIK 1576914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2015
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
792,837,500 Ordinary Shares

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
☐Yes ☒No

FORWARD-LOOKING STATEMENTS
This annual report includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements regarding our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved.
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
Unless the context requires otherwise, the terms "MiX", the "Group", "we", "our" or "us" refer to MiX Telematics Limited and its consolidated subsidiaries. Unless the context requires otherwise, the "Company" means MiX Telematics Limited.
Our fiscal year ends on March 31 and all references to a fiscal year refer to the fiscal year ended March 31. References to "R" are to South African Rand and references to "U.S. Dollars" and "$" are to United States Dollars. Unless otherwise indicated we have translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.0907 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of March 31, 2015.

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL AND OPERATING DATA
The following tables set forth selected consolidated financial and operating data at and for the fiscal years ended March 31, 2015, 2014, 2013 and 2012. The selected financial data set forth below has been derived from our audited consolidated financial statements and the accompanying notes included in this annual report and should be read together with such financial statements and with “Item 5. Operating and Financial Review and Prospects”. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African Rand.
We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (U.S. GAAP).
Consolidated Income Statement Data

	For the year ended March 31,
	2015	2015	2014	2013	2012
	(In thousands)
Revenue	$114,913	R1,389,380	R1,271,658	R1,171,480	R1,018,482
Cost of sales	(37,191)	(449,663)	(422,034)	(424,545)	(390,926)

Gross profit	77,722	939,717	849,624	746,935	627,556
Sales and marketing	(14,222)	(171,948)	(148,012)	(132,849)	(97,312)
Administration and other charges (1)	(51,106)	(617,908)	(530,114)	(428,209)	(382,254)

Operating profit	12,394	149,861	171,498	185,877	147,990
Finance income/(cost) - net	6,681	80,778	40,660	(6,011)	(4,475)

Profit before taxation	19,075	230,639	212,158	179,866	143,515
Taxation	(6,750)	(81,623)	(60,574)	(51,400)	(40,275)

Profit for the year	$12,325	R149,016	R151,584	R128,466	R103,240

Attributable to:
Owners of the parent	$12,375	149,622	151,589	128,471	103,240
Non-controlling interests	(50)	(606)	(5)	(5)	—
	$12,325	R149,016	R151,584	R128,466	R103,240

	For the year ended March 31,
	2015	2015	2014	2013	2012
Earnings per share attributable to owners of the parent (2)
Basic ($/R)	0.02	0.19	0.21	0.20	0.16
Diluted ($/R)	0.02	0.19	0.20	0.19	0.16

Adjusted earnings per share attributable to owners of the parent (3)
Basic ($/R)	0.01	0.13	0.17	0.20	0.16
Diluted ($/R)	0.01	0.13	0.16	0.20	0.16

Weighted average number of ordinary shares in issue
Basic ('000)	789,316	789,316	732,171	658,456	657,045
Diluted ('000)	804,385	804,385	768,306	674,772	662,322

Dividend per share (South African cents)	—	—	6.00	12.00	6.00
Dividend per share (United States cents)	—	—	0.50	0.99	0.50
(1)Includes other income/(expenses) - net.
(2)See note 30 to our consolidated financial statements for further details on earnings per share attributable to owners of the parent.
(3)See "-Adjusted earnings per share attributable to owners of the parent" as described on page 4 below.
Other Financial and Operating Data

	For the year ended March 31,
	2015	2015	2014	2013	2012
	(In thousands, except subscribers)
Subscription revenue	$82,570	R998,335	R853,716	R686,720	R577,330
Adjusted EBITDA (1)	$22,750	R275,066	R282,223	R290,821	R240,622
Subscribers	512,344	512,344	450,502	359,643	272,935

(1)
See "-Adjusted EBITDA" below for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Consolidated Statement of Financial Position Data

	For the year ended March 31,
	2015	2015	2014	2013	2012
	(In thousands)
Cash and cash equivalents	$78,191	R945,381	R830,449	R147,702	R118,695
Total assets	184,324	2,228,608	1,977,100	1,152,788	1,068,416
Working capital	82,383	996,085	849,204	114,252	56,347
Total indebtedness (1)	1,693	20,469	31,551	59,477	73,106
Total equity (2)	$154,214	R1,864,572	R1,671,630	R867,874	R772,090

(1)	Total indebtedness includes amounts outstanding at the balance sheet date for bank overdraft and borrowings.

(2)	Includes non-controlling interest.

Adjusted EBITDA
To provide investors with additional information regarding our financial results, we have disclosed within this annual report, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure. It does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO.
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

Reconciliation of Adjusted EBITDA to profit for the year
	For the year ended March 31,
	2015	2015	2014	2013	2012
	(In thousands)
Adjusted EBITDA	$22,750	R275,066	R282,223	R290,821	R240,622
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	—	97	314	—
Net realized foreign exchange losses	655	7,928	—	1,669	963
Insurance reimbursement (1)	268	3,237	—	—	—
Less:
Depreciation (2)	(5,053)	(61,099)	(47,887)	(41,201)	(36,792)
Amortization (3)	(3,829)	(46,294)	(44,941)	(56,985)	(53,040)
Impairment (4)	(136)	(1,646)	(379)	(5,158)	(1,332)
Share-based compensation costs (5)	(627)	(7,578)	(4,611)	(3,151)	(2,001)
Net loss on sale of property, plant and equipment and intangible assets	(38)	(456)	—	—	(430)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	—	—	—	(394)	—
Restructuring costs (6)	(932)	(11,267)	(2,745)	—	—
Non-recurring initial public offering costs	—	—	(8,503)	—	—
Transaction costs arising from the acquisition of a business	(8)	(93)	(211)	(38)	—
Net litigation costs (7)	(656)	(7,937)	(1,545)	—	—
Operating profit	12,394	149,861	171,498	185,877	147,990
Finance income/(cost) - net	6,681	80,778	40,660	(6,011)	(4,475)
Taxation	(6,750)	(81,623)	(60,574)	(51,400)	(40,275)
Profit for the year	$12,325	R149,016	R151,584	R128,466	R103,240
(1) Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.

(2) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(3) Includes amortization of intangible assets (including product development costs).

(4)
Fiscal 2015 includes R0.5 million ($0.04 million) impairment of computer equipment and furniture and fittings which is related to the restructuring described in note 20 to the consolidated annual financial statements attached hereto within "Item 19. Exhibits". It also includes R0.6 million ($0.05 million) related to the helicopter asset and R0.5 million ($0.04 million) impairment of capitalized product development costs. In fiscal 2014, the asset impairments were related to product development costs and furniture and fittings. In fiscal 2013, the amounts were related to the impairment of product development costs capitalized.

(5)
Share-based compensation costs include R2.4 million ($0.2 million) related to cash-settled share-based payments described in note 21 and R5.2 million ($0.4 million) from equity settled share based payments described in note 15 to the consolidated annual financial statements.

(6)	Restructuring costs incurred are described in note 20 to the consolidated annual financial statements.

(7)	Net costs relating to litigation and the related insurance proceeds are described in note 24 to the consolidated annual financial statements.

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

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;

•	Adjusted EBITDA does not include certain foreign currency transaction gains and losses;

•	Adjusted EBITDA does not include certain non-recurring IPO costs;

•	Adjusted EBITDA does not include certain litigation costs; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and our other results.
Adjusted earnings per share attributable to owners of the parent
Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the year.
We have included Adjusted earnings per share in this annual report because it provides a useful measure for period-to-period comparisons of our core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating our operating results.

A reconciliation of adjusted earnings attributable to owners of the parent to profit attributable to owners of the parent is presented below.

Reconciliation of adjusted earnings
	For the year ended March 31,
	2015	2015	2014	2013	2012
	(In thousands)
Profit attributable to owners of the parent	$12,375	R149,622	R151,589	R128,471	R103,240
Net foreign exchange (gains)/losses	(6,081)	(73,525)	(38,128)	4,681	1,602
Income tax effect on the above component	2,140	25,873	10,458	(1,098)	(249)
Adjusted earnings attributable to owners of the parent	$8,434	R101,970	R123,919	R132,054	R104,593

Weighted average number of ordinary shares in issue
Basic ('000)	789,316	789,316	732,171	658,456	657,045
Diluted ('000)	804,385	804,385	768,306	674,772	662,322
Exchange rates
The following table shows the exchange rates (published by the South African Reserve Bank until March 31, 2014 and Oanda.com thereafter) of South African Rand for U.S. Dollars (per $1.00) for the periods and dates indicated. Since exchange rates are determined by the market, there can be no assurance that the exchange rate will be maintained at current levels. The average rate is calculated by using the average of the exchange rates on each day during a monthly period and the average of the exchange rates on the last day of each month during an annual period.

	High	Low	Average	Period-end
Fiscal year ended March 31,
2015	12.4792	10.3068	11.0646	12.0907
2014	11.3573	8.8762	10.2102	10.5953
2013	9.3247	7.6268	8.5386	9.2521
2012	8.5423	6.5962	7.4544	7.6820
2011	7.9704	6.6224	7.1688	6.7820
2010	9.5260	7.2439	7.7021	7.3273

Month
June 2015 (through June 17, 2015)	12.5779	12.1516	12.3870	12.4071
May 2015	12.1516	11.7819	11.9553	12.1516
April 2015	12.2181	11.7694	12.0038	11.8279
March 2015	12.4792	11.6600	12.0599	12.0907
February 2015	11.7969	11.3622	11.5914	11.5841
January 2015	11.7198	11.4102	11.5609	11.5856
December 2014	11.6941	11.0450	11.4876	11.6088
On June 17, 2015, the exchange rate of South African Rand for U.S. Dollars, as reported by Oanda.com, was R12.4071 per $1.00.
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
We provide our solutions principally on a subscription basis, typically with an initial subscription term of three to five years and renewal terms varying from one to five years, or, for certain customers, on a month-to-month basis. However, our customers have no obligation to renew their subscriptions after the initial term or after any renewal term expires. We may be unable to retain existing customers and, as a result, our revenue would be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including:

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
The industries in which we compete are characterized by rapid technological change, frequent introductions of new products and evolving industry standards. In addition to the mobile asset management industry, we are subject to changes in the automotive, mobile handset, GPS navigation device, information technology, telecommunications and enterprise software industries. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as truck and automobile manufacturers continue to develop in-vehicle technology, GPS-based tracking solutions may become standard equipment and result in new sources of competition. If we are unable to adapt to rapid technological change, it could impair our ability to remain competitive and result in a decline in market acceptance of our products.

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
We depend on the continued service and performance of our key personnel. The loss of one or more key members of our senior management team could materially and adversely affect our operations. In addition, the loss of other key sales, product development or technology personnel could disrupt our operations and have a materially adverse effect on our ability to grow our business.
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
We have announced that we are investigating strategic alternatives. There can be no assurance that we will pursue any particular transaction.  We also cannot assure you that any transaction we undertake will be on terms that you find favorable or that the transaction will be completed.

We have announced that we are in the process of investigating strategic alternatives.  This process has consumed a significant amount of our management’s time and attention and may continue to do so.  There can be no assurance that we will ultimately elect to pursue any of the strategic alternatives that we may be considering.  Further, if we do elect to pursue a transaction, we cannot assure you that it will be on terms that all of our shareholders find attractive.  Any particular transaction that we pursue may be subject to conditions or approvals that are beyond our control. Consequently, even if we do pursue a transaction, we cannot assure you that it will be completed.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.
We may in the future acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act No.71, 2008, or the “Companies Act", we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without stockholder approval by way of special resolution. In terms of Johannesburg Stock Exchange ("JSE") Listings Requirements, an acquisition or disposal constituting 30% or more of the market capitalization of the acquiring entity, will require stockholder approval. Consequently, these transactions, even if undertaken and announced, may not close.

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
We intend to increase sales of our solutions by increasing penetration in our existing markets and by entering new markets that represent a large potential source of demand for these solutions. Our success in increasing sales may be tied to a wide variety of factors, including demand for our services, price and service competition, our relationships with third party distributors and dealers, the rate of new vehicle sales, the oil price, general economic conditions and, in the case of our safety and security solutions, the perceived threat of vehicle theft and discounts offered by insurers.
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
We currently purchase key GSM (Global System for Mobile communications) module components of our hardware from one key supplier. These modules and many of the other components used in the manufacture of our products have extended lead times on orders. We do not have volume commitments to or from this supplier, and therefore cannot require them to deliver components to us. Interruption in the supply of components from suppliers would significantly impact our operations and require us to identify and integrate our manufacturing and supply logistics with an alternate supplier or use a substitute component, which could materially and adversely affect our business, results of operations and financial condition.
In addition, we currently depend principally on two vendors in South Africa to manufacture our hardware on a contract basis. Each of these contracts is terminable on 12 months’ written notice. We have no financial control over and limited operational influence on these suppliers and the conduct of their businesses. These suppliers could, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Our three contract manufacturers produce different products for us and production capacities at these facilities are not interchangeable in the short term. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take as much as three to five months or longer to replace production capacity. Interruption in the supply of hardware from our contract manufacturers could materially and adversely affect our production capacity and hence our ability to fulfill sales orders.

We depend on our network of dealers and distributors to sell our solutions and adverse changes in our relationships with significant dealers and distributors could cause a decline in sales.
We currently distribute our products to small fleet operators and consumers both directly and through various distribution channels, including automobile dealers, aftermarket automotive parts and service suppliers, and automobile insurers and retailers, which we collectively refer to as “distributors".
We currently distribute our products to enterprise fleet customers, being large enterprise fleets to small fleet operators, both directly and through third parties who are assigned specific geographic territories in which they can sell, which we refer to as “dealers".
We sell our solutions both directly and through our global network of independent dealers and distributors. We are dependent on our dealers and distributors, who account for a substantial percentage of our total sales. One group of distributors under common ownership accounts for a significant portion of our sales in the Africa segment. Additionally, the terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are mostly non-exclusive. Our dealer agreements generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor or group of related dealers and distributors accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially, which could materially and adversely affect our business, results of operations and financial condition.
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
We are a global company with substantial assets located in a number of countries. We provide our services in over 120 countries with 15 offices in nine countries. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.
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
Security or privacy breaches in our electronic transactions may expose us to additional liability or result in a loss of customers, either of which events could harm our business.
Any inability on our part to protect the security of our platforms or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our product. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. We cannot assure you that our current security measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks or address the security and privacy concerns of existing and potential users. Any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation.
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
Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or the “FCPA", export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or the “OFAC". As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.
The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act, or the “Bribery Act", has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption.
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
Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that are designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.

Operating in emerging markets subject us to greater risks than those we would face if we only operated in more developed markets, which could increase our operating costs and inhibit our growth plan.
Emerging markets, including Africa, Eastern Europe, the Middle East and South America, are subject to greater risks than more developed markets. The Middle East region is experiencing ongoing instability, which has affected our growth in the area. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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

The Protection of Personal Information Act, No 4 of 2013 (the "POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and we do not believe the POPI Act’s implementation will have a material impact on our business.
We may also be subject to costly notification and remediation requirements if we, or a third party, determines that we have been the subject of a data breach involving personal information of individuals. Data breach notification regulations vary among the countries where we conduct business, and also vary among the states of the United States, and any breach of personal information could be subject to any number of these requirements.
We have sought to implement international best practices regarding data privacy and data security. We updated our website privacy policy in April 2014. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease and our costs could increase. We might also have to limit the manner in which we collect information, the types of information that we collect, or the solutions we offer. Any of these would materially and adversely affect our business, results of operations and financial condition.
A governmental challenge to our transfer pricing policies could impose significant costs on us.
Transfer pricing policies are a significant component of the management of our operations across international boundaries. Many countries routinely examine transfer pricing policies of taxpayers subject to their jurisdiction, challenge transfer pricing policies aggressively where there is potential non-compliance and impose significant interest charges and penalties where non-compliance is determined. Although the documentation of and support for our transfer pricing policies has not been the subject of a governmental proceeding beyond examination to date, there can be no assurance that a governmental authority will not challenge these policies more aggressively in the future or, if challenged, that we will prevail. We could suffer significant costs related to one or more challenges to our transfer pricing.
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
Failure to correctly implement a new Enterprise Resource Planning (“ERP”), Customer Relationship Management System ("CRM") and Billing System could have a material and adverse affect on our operations
We are currently implementing a new Group-wide ERP, CRM and billing system with the aim of enabling management to achieve enhanced quality, reliability and timeliness of information; improved integration and visibility of information stemming from different management functions and countries; and optimization and global management of corporate processes.
The adoption of a new ERP and billing system, which will replace the existing accounting systems, poses several challenges relating to, amongst other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data, and the potential instability of the new system. We are aware of the potential risks associated with a global system implementation and intend to adopt contingency plans to ensure business continuity.  However, there can be no assurance that a new ERP and billing system will be successfully implemented and failure to do so could have a material adverse effect on the Company’s operations and ability to execute on its growth strategy.

Risks Relating to Intellectual Property
We have not traditionally relied on patents to protect our intellectual property, and we rely on trade secrecy laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, which provide only limited protection and may subject us to litigation.
Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. We rely primarily on trade secrecy laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently or in the future provide us with a competitive advantage. Our confidentiality agreements with our employees, licensees, independent contractors and other advisors may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights.
We also rely, to a limited extent, on patent, trademark and copyright law. A patent covering certain aspects of our Beam-e product was issued in South Africa during fiscal year 2015 and an application is pending in Brazil. We also have an additional patent application pending in South Africa covering a method for driver verification. We have traditionally not sought patent protection over our intellectual property. As a result, we may not be able to successfully defend our intellectual property from third-party infringement.
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
We have not conducted comprehensive prior art searches to determine whether our solutions infringe the patent rights of third parties in our current markets or those we may enter in the future. Third parties may assert that we are infringing patents of which we are currently unaware and that would be disclosed by prior art searches. Our status as a public company in the United States will raise our visibility and may invite holders of patents who have not previously sought to enforce them against us to bring or threaten claims for infringement or seek to negotiate royalty or other payments from us. The fact that we have relatively few patents associated with our intellectual property means that we may not be able to successfully defend our intellectual property from third-party infringement. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
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

In addition, we store data, host our solutions and serve all of our customers from our servers, which are located at third-party data center facilities in Algiers in Algeria, Sydney in Australia, Muscat in Oman, Cape Town and Johannesburg in South Africa, London in the United Kingdom and Ashburn, Virginia in the United States. While we control and have access to the servers and some of the physical components that are located in these external data centers, we do not control the operation of these facilities or certain equipment. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Third-party operators of our data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our secure third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.
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
We rely on software and other intellectual property licensed from third parties, including mapping software and data from TomTom, Here and Google, to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.
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
The South African Rand is the primary operating and financial reporting currency for our business operations. Depreciation in the South African Rand may negatively impact the prices at which our ADSs trade. The U.S. Dollar/South African Rand, Euro/South African Rand, Australian Dollar/South African Rand and British Pound/South African Rand exchange rates have historically been volatile and we expect this volatility to continue. We provide detailed information about historical U.S. Dollar/South African Rand exchange rates in “Item 3A. Selected Financial and Operating Data".
Due to the significant fluctuation in the value of the South African Rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of our ADSs and/or increase their volatility.
Proceeds from the IPO are held in U.S. Dollar and therefore subject to the South African Rand/U.S. Dollar exchange fluctuations. We also operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the Euro, the Australian Dollar, Brazilian Real and the British Pound. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. We have implemented a foreign currency hedging policy to reduce our net exposure, on certain recognized assets and liabilities, to fluctuations in foreign currencies which is primarily based on economic hedging principles, as opposed to using derivative financial instruments. We do not attempt to hedge currency translation risk. Our future attempts to hedge against foreign currency risk could be unsuccessful and expose us to losses.
If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.
The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the codes of good practice and industry charters published pursuant thereto, collectively “BBBEE", has established a legislative framework for the promotion of broad-based black economic empowerment. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE. The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013. The new BBBEE Codes came into effect on May1, 2015 and have different requirements and emphases to the old codes. This may negatively affect our BBBEE scorecards, which we believe may also be the case for our local competitors.
BBBEE objectives are pursued in significant part by requiring parties who contract with corporates, governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through satisfaction of an applicable scorecard. Parties improve their BBBEE score when contracting with businesses that have earned good BBBEE ratings in relation to their scorecards (this includes black-owned businesses). We have two material contracts both requiring us to maintain a BBBEE rating level 4 as measured under the revised BBBEE scorecard. The combined value of these contracts was 4.9% of our total revenue for fiscal year 2015. One of these agreements has a 36-month term and requires us to meet further specifically agreed compliance targets. This is measured on a quarterly basis and relates to equity ownership, preferential procurement (sub-contracting) and skills development.  Failure to comply or to progress on these targets will allow the client to cancel the agreement.
It will be important for us to achieve applicable BBBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, employment equity, preferential procurement from businesses with significant black ownership, skills development and corporate social development. We have also appointed professional advisers who are specialists in this area to assist with our South African strategy to ensure we create a sustainable business that can best meet these objectives. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BBBEE objectives under the new scorecard. Failing to achieve applicable BBBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
Electricity supply interruptions and increases in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth.

During the latter half of calendar 2014 and first half of calendar 2015, South Africa has experienced significant electricity supply interruptions, which are likely to continue until the commissioning of new generation capacity. Our South African operations remain dependent on power generated by the state-owned utility, Eskom, for their power supply requirements. Although Eskom has implemented a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, should we not be able to operate off of our existing generator capacity. We have, as a business, attempted to mitigate this risk by installing back-up diesel generators at our offices in Stellenbosch and Johannesburg. We also make use of hosted data centers, the majority of which are not in South Africa.

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
The ruling party which has controlled the South African government since democracy has committed itself to creating a stable, democratic, free market economy, which it has achieved to a great extent. It remains difficult however, to predict the future political, social and economic direction of South Africa or the manner in which any future government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on our business. Furthermore, there has been regional, political and economic instability in countries neighboring South Africa, which could materially and adversely affect our business, results of operations and financial condition.
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
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition, particularly after we are no longer an “emerging growth company".
We are required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission or "SEC". Complying with these reporting and regulatory requirements is time consuming, which may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act", and the requirements of the Sarbanes-Oxley Act of 2002 ("SOX"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports (and we must file or make public certain additional information reports in our home country) with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.
As an “emerging growth company", as defined in the Jumpstart Our Business Startups or "JOBS" Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.
Certain provisions of South African law may limit or otherwise discourage a takeover or business combination that could otherwise benefit our shareholders.
Various transactions including, without limitation, those which result in a person, or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% of more of the voting rights at meetings of our shareholders will be subject to the Fundamental Transactions and Takeover Regulations, or the “Takeover Regulations", promulgated in terms of the Companies Act, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.
A transaction will be subject to the approval of the competition authorities in terms of the Competition Act No 89 of 1998, as amended, or the “Competition Act”, if it results in the acquisition of “control”, as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction (falling within its scope) from being implemented without the necessary approvals.
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
At May 29, 2015 our executive officers, directors, current 5% or greater shareholders and entities affiliated with them beneficially own approximately 48.7% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. Also, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See “-Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future". Consequently, this concentration of ownership may have the effect of preventing us from financing or completing an acquisition, delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.
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
Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At April 30, 2015, total market capitalization amounted to R12,443.6 billion ($1,029.2 billion) and this market capitalization was represented by 392 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited. The Bank of New York Mellon or ‘‘BNYM’’ serves as depositary (‘‘the depositary’’) with respect to the ADSs.

Holders of our ADSs in the United States may have difficulty bringing actions, and enforcing judgements, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
We are incorporated in South Africa. Most of our directors and senior management (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or us a judgement obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgement is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court that pronounced the judgement had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgement is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgement has not lapsed;

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

•	the judgement was not obtained by fraudulent means;

•	the judgement does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgement is not otherwise precluded by the provisions of the South African Protection of Businesses Act 1978, as amended, or the “POB Act”.
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
We are an “emerging growth company", as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 (b) of SOX for an extended period of time.
We intend to take advantage of these disclosure exemptions until we are no longer an “emerging growth company". We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, as a result, it may adversely impact the price of our ADSs and there may be a less active trading market for our ADSs.
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

Our registered public accounting firm has not yet provided attestation over the effectiveness of our internal control over financial reporting in compliance with Section 404(b) of SOX and if we fail, for whatever reason to effectively implement internal control procedures, we will incur additional costs in addressing our non-compliance and our stock price could decline due to related market concerns.

For as long as we are an "emerging growth company" our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. Our remediation efforts may not enable us to avoid a material weakness in the future. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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
Judgements of South African courts with respect to the ADSs will be payable only in South African Rand, which could expose any prevailing party to exchange rate risk until the judgement is collected.
If proceedings are brought in a South African court seeking to enforce the rights of holders of the ADSs, any judgement made in favor of such holders, even if the judgement is on an obligation deemed to be denominated in U.S. Dollars, could only be made or awarded in South African Rand based on the exchange rate in effect at the time the judgement is entered. The prevailing party in such proceeding would therefore bear exchange rate risk until the judgement could be collected and converted into another currency.
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
There is a risk that we will be classified as a passive foreign investment company, or “PFIC", which could result in adverse U.S. federal income tax consequences to U.S. Holders of ordinary shares or the ADSs.
We may be classified as a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequence to U.S. holders.
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a PFIC for U.S. federal income tax purposes for our current taxable year ended March 31, 2015. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10E. Taxation - PFIC Rules".

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
In 2007, we acquired Control Instruments OmniBridge Proprietary Limited and certain affiliated entities (which we refer to collectively as “OmniBridge”), which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge stock acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful U.S. IPO of ADSs, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass Fleet Management (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
We currently have offices in Midrand, Durban, Cape Town and Stellenbosch in South Africa, Kampala in Uganda, Birmingham and Swindon in the United Kingdom, Boca Raton, Florida and Houston, Texas in the United States, Dubai in the United Arab Emirates, Perth and Brisbane in Australia, Bangkok in Thailand, Bucharest in Romania and São Paulo in Brazil. Our agent for service of process in the United States is MiX Telematics North America, Inc. 750 Park of Commerce Blvd., Suite 100, Boca Raton, Florida 33487.
For further information on our principal investments and capital expenditures, see the description of our business in ‘‘Item 4B. Business Overview’’ and ‘‘Item 5B. Liquidity and Capital Resources’’.
4B. BUSINESS OVERVIEW
Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service or "SaaS". Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports.
We have a global presence, with customers located in more than 120 countries across six continents. We currently serve a highly diverse customer base, including more than 5,000 fleet operators, which represented approximately 72% of our subscription revenue for fiscal year 2015. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 50 or more vehicles. Large fleets accounted for approximately 86% of our fleet subscriptions at March 31, 2015. We believe we have a satisfied customer base and, among our more than 600 large fleet operator customers, we experienced an annual customer retention rate in excess of 90%

in fiscal year 2015. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, G4S, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.
We have consistently grown our customer base. As evidence of this growth, subscribers, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 23.4% from April 1, 2012 to March 31, 2015, and as of March 31, 2015 we tracked and managed over 512,000 subscribers. As a further indicator of our scale, in fiscal year 2015, we collected data on an average of approximately 85 million trips per month representing as many as 4.4 billion vehicle locations per month. The monthly price charged per subscriber varies among our customers depending on the services and features they require, hardware options, the customer size, route to market and the geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of subscribers but also by the evolving mix of our subscriber base. For fiscal year 2015, our subscription revenue was R998.3 million ($82.6 million), total revenue was R1,389.4 million ($114.9 million), Adjusted EBITDA was R275.1 million ($22.8 million) and profit for the year was R149.0 million ($12.3 million), representing 16.9%, 9.3%, -2.5% and -1.7% growth or decline over the prior year, respectively. See “Item 3A. Selected Financial and Operating Data” for our definition of Adjusted EBITDA and prior year revenue figures. A reconciliation of Adjusted EBITDA to profit for the year is presented in ''Item 3A. Selected Financial and Operating Data.''
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
Fleet operators face many significant challenges, which can include:

•
Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented approximately 85% of total trucking operational costs per mile in 2013. Certain driving behaviors, such as speeding, harsh acceleration, harsh braking and excessive idling contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

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

•
Complying with regulatory mandates. The growing introduction of stringent Occupational Health & Safety legislation around the world is adding pressure to fleet operators, who need to fulfill their Duty of Care whilst also complying with laws regulating driving hours, rest time, fuel taxes, etc.

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

Market Opportunity
We believe that the addressable market for our fleet management solutions is large, growing and under-penetrated. According to a report by ABI Research, there were almost 309 million commercial vehicles registered globally by the end of December 2014. Global fleet management penetration was estimated to be around 9.5%. ABI forecasts that by 2020 the number of registered commercial vehicles will reach almost 390 million.
In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and under-penetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 38 million non-commercial passenger vehicles in operation in South Africa and Brazil, our current geographic focus for passenger vehicle mobile asset management solutions. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.
We believe there is a further opportunity to extend our asset tracking offering beyond fleets to mobile assets and believe there are opportunities outside of South Africa and Brazil specifically in the Americas.
Our Solutions
Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks, and in fiscal year 2015, we collected data on an average of approximately 85 million trips per month representing as many as 4.4 billion vehicle locations per month.
The key attributes of our solutions include:

•
Highly scalable solutions. We have built our software solutions to scale and support geographically distributed fleets of any size. We currently provide services to more than 512,000 subscribers with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 subscribers.

•
Robust portfolio of features addressing a full range of customer needs. We believe we offer one of the broadest ranges of features for fleet and mobile asset management available. For example, for fleet efficiency, we offer vehicle tracking and analysis, fuel consumption and mileage analysis; for regulatory compliance, we offer compliance monitoring, hours of service tracking and fuel tax reporting; for driver improvement, we offer in-vehicle video monitoring and in-cab real-time driver feedback; for risk management, we offer driver scoring and analysis; and for safety and security, we offer vehicle and asset tracking, crash notifications and vehicle theft recovery.

•
Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand. For example, our premium fleet solution, MiX Fleet Manager, includes data reporting and analysis tools with more than 83 standard reports and the ability for customers to request custom fleet, vehicle and driver reports. We also offer a premium web-based business intelligence engine with enhanced analytics, reporting and data visualization tools for those customers seeking to perform highly granular analyses of large quantities of historical and real-time data and make the data available to customers in the format of their choice.

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

•
Software-as-a-service powered by a proven, reliable infrastructure. Our use of a multi-tenant SaaS architecture allows us to deliver fleet management applications that are highly functional, flexible and fast while reducing the cost and complexity associated with customer adoption. We support our SaaS delivered solutions with a proven infrastructure of redundant servers and other hardware located in secure third-party data centers. Over the last four years, we have consistently maintained overall system uptime of over 99.8%.

Our Offerings
We offer a range of solutions to address the needs of diverse customer segments. Our primary subscription-based offerings are:

•
MiX Fleet Manager. MiX Fleet Manager is our premier commercial fleet management solution. It is built on a new, scalable software platform for managing enterprise and small vehicle fleets. MiX Fleet Manager can be used to manage enterprise fleets which have over 15,000 vehicles. Fleet management systems provide a wide variety of complex data pertaining to driver behavior and the location, status and operational cost of vehicles and fleets. MiX Fleet Manager is an interactive, web-based system providing secure access to this complex data in a simple, intuitive manner. MiX Fleet Manager gives users live and historical views of driver and vehicle performance information, including vehicle tracking and status information as well as alerts and notifications. Together with our integrated Insight Reports, the solution provides fleet managers with actionable business intelligence in the form of reports and fleet analytics. The front-end of this system has been completely redeveloped under an internal project known as DynaMiX, which is designed to enhance the user experience and allow faster development of additional features. Customers can also subscribe to premium subscription-based applications supported on MiX Fleet Manager, such as:

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

◦
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

◦
Hours of Service, allows for the real-time monitoring and compliance of legislated or regulated hours of work for the United States, Canada and Europe. European customers can also use our optional MiX 3D product to download and archive digital tachograph data as required by EU law.

•
MiX Fleet Manager Essential. MiX Fleet Manager Essential is our mid-range fleet management system designed to provide vehicle and fleet tracking, location, driver event and status information without the complexity of a full enterprise fleet management system. By providing real-time information in an intuitive and user-friendly format, MiX Fleet Manager Essential provides fleet operators with the essential information needed to efficiently and effectively manage and operate their vehicle fleets. Customers can access data and reporting functionality via a web-based interface or our mobile applications.

•
Matrix. Our Matrix suite of mobile asset management solutions is designed for entry-level fleets and consumers. The Matrix range of solutions can provide real-time and historical vehicle tracking and positioning, unauthorized vehicle use alerts, panic emergency response, crash alerts, driver behavior alerts, fuel tax logbooks and vehicle maintenance notifications. Users can access their Matrix subscription functionality via a web-based interface or our mobile applications.

•
Beam-e. Beam-e leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. Each Beam-e device communicates with other nearby devices in order to form a crowdsourced network that interfaces with our systems. Rental car companies, consumers and owners of high-value mobile assets can use Beam-e to provide entry-level tracking and recovery services at an upfront cost and monthly subscription price point that is well below the cost of traditional vehicle tracking solutions. We currently offer Beam-e in South Africa and are evaluating opportunities for expansion into other geographies and verticals.
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
We believe our modular, proprietary designs and control over the entire ecosystem gives us an advantage over competitors who rely on third-party commodity in-vehicle devices because we are able to provide more customized solutions through our proprietary devices. Currently, our primary in-vehicle devices are the FM3xxx series for enterprise fleet management, MiX2000 for consumer vehicle management and light fleet management and Beam-e for entry-level vehicle and asset tracking and recovery.
Principal features associated with our subscription-based offerings include the following:

•
Vehicle tracking. Our vehicle tracking functionality allows our customers to pinpoint the exact locations of vehicles using real-time data. Notifications about vehicle activity and status are accessed through a web-based interface or our mobile applications. Our customers also have the ability to access historical tracking data for analysis.

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

On November 1, 2014, we acquired the operating business of Compass who also offer active real time driver behavior and real time security management services.

Our Key Competitive Strengths
The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•
Globalized sales, distribution and support capabilities. We currently maintain a direct or indirect sales and support presence, with localized application support in multiple languages, in countries across Africa, Asia, Australia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford, who often prefer to consolidate disparate fleet management systems.

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

•
Focus on safety and security. Most of our offerings incorporate safety and security features enabling our customers to enhance their drivers’ and passengers’ personal safety, encourage safe driving behavior, and protect their investment in their vehicles. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions. We perform training and land transport assessments for customers to assist them in establishing and maintaining safety levels. We believe our safety and security offerings also help our customers to reduce operating costs associated with the training of drivers.

•
Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology. We have made significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in September 2011, we introduced the Beam-e solution, which leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. In April 2013, we introduced MiX Vision, which provides customers with a premium subscription-based, in-vehicle video surveillance solution fully integrated with our premium fleet management solution. During 2014 we started the rollout of a fully re-written software front end, MiX Fleet Manager, built on a new architecture.

•
Longstanding, established market position. We have a 19-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators and consumers.

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

•
Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 100 distribution partners outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil, and continue to expand our network of strategic and sales distribution partners in other regions of the world. In addition to our primary hosted datacenters that serve multiple geographies, we also establish hosted datacenters in specific countries where local conditions require that the data be retained in country. During fiscal 2014, we added hosted data-centers in Algeria and Oman and in fiscal 2015 we established a data center in Sydney, Australia.

•
Broadening our customer segment focus. We currently have customers across numerous industry segments, with the resources of our direct sales organization focused on premium customers in certain key segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. In the future, we may increase our product development initiatives and sales and distribution efforts in other industry segments, such as service fleets, and in other customer segments, such as small business fleets and as well as mobile asset management. We regularly evaluate opportunities to expand our target customer focus.

•
Continuing to introduce new, innovative solutions to address market demand. In fiscal 2015 we completed the new software platform and released MiX Fleet Manager, we developed a revamped Hours of Service solution for the United States as well as a fully integrated solution for European Hours of Service and Digital Tachograph downloading to help European customers ensure legal compliance. We also completed the development of a new consumer hardware product called the MiX 2000 which also caters for the light fleet market and released an upgrade to our premium FM hardware range. We are currently developing other extensions to our solutions portfolio based on our assessment of market demand.

•
Pursuing strategic acquisitions. Our industry is highly fragmented. Including the OmniBridge acquisition, we have consummated six acquisitions worldwide since our listing on the JSE in November 2007. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

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

•
Direct Sales. We focus our direct selling efforts on targeting, acquiring, servicing and upselling our premium solutions to large enterprise fleet operators and small fleet operators. We maintain sales offices in Australia, Brazil, South Africa, Thailand, Uganda, the United Arab Emirates, the United Kingdom and the United States. These offices sell directly to large enterprise fleet operators and small fleet operators in their respective regions and are also responsible for channel management for fleet solution distribution partners throughout their regions. Our sales and marketing approach with fleet customers is generally based on a combination of return on investment and the improvements in safety and security delivered by our solutions. Our South African sales offices also sell directly to consumers.

•
Indirect Sales - Enterprise Fleet. We have over 130 fleet dealers supporting customers in more than 120 countries worldwide. These dealers are responsible for sales, marketing, technical support, installation and training of customers in their regions. We have introduced a partner accreditation program in order to assure a consistent customer experience across our dealers worldwide. We also offer marketing and support services to our dealers in order to enhance their selling success. We believe our large network of dealers provides us with a geographically diverse, highly effective channel for reaching local customers in countries where we do not currently have a direct presence.

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

Customers
We currently serve a highly diverse customer base, including more than 5,000 fleet operators, which represented approximately 72% of our subscription revenue for fiscal 2015, as well as individual consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 50 or more vehicles. Large fleets comprised approximately 86% of our fleet customer subscriptions as of March 31, 2015. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.
Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 5.0% of our subscription revenues for fiscal year 2015. For fiscal years 2015, 2014 and 2013, our top 10 customers represented approximately 25.9%, 25.8%, and 24.5%, respectively, of our total subscription revenue.
The following is a representative list of some of our larger customers:

•	Baker Hughes

•	Barloworld

•	Basic Energy

•	Chevron

•	Daimler Fleet Management

•	DHL

•	Eskom

•	Europcar

•	G4S

•	Go Ahead Group

•	PepsiCo

•	Renting Columbia

•	Scania

•	Schlumberger

•	Total

We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2015, among our more than 600 large fleet operator customers, we experienced an annual customer retention rate in excess of 90%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 80% during fiscal year 2015. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.

Service and Support
Installation of our solutions in our customers’ vehicles is generally provided by us or our third-party network, which includes dealers and distributors and installation partners. Customer care and technical support services are provided by our offices in Australia, Brazil, South Africa, the United Arab Emirates, the United Kingdom, Thailand, Romania and the United States. In many cases, our dealers and distributors also provide customers with tier-one customer support services. Our regional offices and dealers and distributors are, in turn, supported by our central technical support team in South Africa that handles any escalated issues. Existing customers can also access customer and technical support directly through our web or mobile applications. Our technical support department is composed of a team of highly skilled staff who are familiar with all of our products, including our entire range of software and service solutions as well as our hardware.
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

Research and Development
Our development group consists of 132 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in Stellenbosch, South Africa and we have additional local development resources in the United States and the United Kingdom. Our software development teams employ an agile development methodology, while our engineering teams use traditional waterfall project management methods. During fiscal years 2015, 2014 and 2013, we invested approximately R96.4 million, R80.1 million and R61.1 million, respectively, in research and development.
Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, we have enhanced certain of our hardware components to extend their functionality and reduce manufacturing costs. Our most recent fleet and asset management platform was released during the first half of fiscal 2015.
We have been successful in expanding our product offerings over time through internal development and select acquisitions. During fiscal year 2015, we introduced three new, distinct solutions for new and existing customers and many incremental features.
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
We host our solutions for our customers in secure third-party data centers located in Algiers in Algeria, Sydney in Australia, Muscat in Oman, Cape Town and Johannesburg in South Africa, London in the United Kingdom, and Ashburn,

Virginia in the United States. Our data management facilities provide us with both physical security, including manned security, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations.

Intellectual Property
We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights. We also rely to a limited extent on patent, trademark and copyright law. A patent covering certain aspects of our Beam-e product was issued in South Africa during fiscal year 2015 and a further application is pending in Brazil. We also have an additional patent application pending in South Africa covering a method for driver verification.
We typically enter into non-disclosure and confidentiality agreements with our employees and consultants. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property.

Competition
The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as NavMan Wireless, to large global providers, such as Trimble. While we currently only compete with Trimble and Omnitracs on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Greenroad in Europe, we compete with Astrata for oil and gas fleet opportunities in the Middle East, and we compete with Tracker, DigiCore and Netstar for consumer and small fleet mobile asset management deployments in South Africa.
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

Employees
As of March 31, 2015, we had 1,002 full-time permanent employees and 54 part-time employees. The following table presents the breakdown of our employees at the date indicated by geographic location:

As of March 31, 2015
South Africa	826
United States	59
United Kingdom	49
United Arab Emirates	60
Australia	43
Brazil	15
Uganda	2
Thailand	1
Romania	1
Total	1,056

Legal Proceedings
Inthinc Technologies Solutions, Inc. Lawsuit
On June 6, 2014, Inthinc Technology Solutions, Inc. ("Inthinc") commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against the Company's wholly-owned subsidiary, MiX Telematics North America, Inc. ("MiX North America") and Charles "Skip" Kinford, whom we hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford's previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with a contract. The claims against Mr. Kinford included breach of a non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas discussed below.
On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America ("Texas Lawsuit"). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford's employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.
On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.
On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties have filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice, in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement, net of insurance proceeds, had been paid in full by the end of the 2015 fiscal year.
Judicial Review Proceedings Against the Minister of Science and Technology
On June 9, 2015 MiX Telematics International Proprietary Limited ("MiX International") , a wholly owned subsidiary of the Company, filed a motion in the High Court of South Africa (Gauteng Division, Pretoria) whereby it sought relief against the Minister of Science and Technology (''the Minister") by way of a judicial review of administrative action in terms of section 6(1) of the Promotion of Administrative Justice Act 3 of 2000 .The Minister is the administrative functionary responsible for exercising the power in terms of sections 11D(3) and (9) of the Income Tax Act 58 of 1962 to approve an additional 50 per cent income tax deduction for research and development expenditure. The relief sought relates to two applications made by MiX International to the Minister for the approval of the additional deduction in the 2013 and 2014 financial years, which applications were either refused or not fully adjudicated upon. Further information on the Section 11 (D) allowance and the related uncertain tax position are included in note 29 of the consolidated Annual Financial Statements.
While we are in the early stages of the legal proceedings and the outcome is unpredictable, we believe that the research and development expenditure for projects contained in the applications meets the statutory definitions for the additional 50% deduction and we intend to pursue the matter vigorously. If MiX International is ultimately unsuccessful in obtaining approval of the applications, we will not recover the related tax assets and will incur an additional taxation expense of up to R8.5 million ($0.7 million) relating to the additional 50% claimed.
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
South African Regulatory Environment
The Protection of Personal Information Act, No 4 of 2013 (the "POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and we do not believe its implementation will have a material impact on our business.
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
The Private Security Industry Regulation Act No 56 of 2001 (the "PSIRA Act") also applies to our South African business and governs the vehicle recovery industry in South Africa. The PSIRA Act was enacted for the purposes of (i) the achievement and maintenance of a trustworthy and legitimate private security industry which acts in terms of the principles contained in the Constitution of the Republic of South Africa and other applicable law, and is capable of ensuring that there is greater safety and security in the country and; (ii) to regulate the private security industry and to exercise effective control over the practice of the occupation of security service provider in the public and national interest and the interest of the private security industry itself.
Broad-Based Black Economic Empowerment
The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, the codes of good practice and industry charters published pursuant thereto, collectively “BBBEE", has established a legislative framework for the promotion of broad-based black economic empowerment. Achievement of BBBEE objectives is measured by a scorecard which establishes a weighting for the various components of BBBEE.
The BBBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013.  The  new BBBEE Codes came into effect on May 1, 2015 and have different requirements and emphases to the old codes. This may negatively affect our BBBEE scorecards, which we believe may also be the case for our local competitors.
BBBEE objectives are pursued in significant part by requiring parties who contract with corporates, governmental or quasi-governmental entities in South Africa to achieve BBBEE compliance through satisfaction of an applicable scorecard. Parties improve their BBBEE score when contracting with businesses that have earned good BBBEE ratings in relation to their scorecards (this includes black-owned businesses). We have two material contracts both requiring us to maintain a BBBEE rating level 4 as measured under the revised BBBEE scorecard. The combined value of these contracts was 4.9% of our total revenue for fiscal year 2015. One of these agreements has a 36-month term and requires us to meet further specifically agreed compliance targets. This is measured on a quarterly basis and relates to equity ownership, preferential procurement (sub-contracting) and skills development.  Failure to comply or to progress on these targets will allow the client to cancel the agreement.
It will be important for us to achieve applicable BBBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, employment equity, preferential procurement from businesses with significant black ownership, skills development and corporate social development. We have also appointed professional advisors who are specialists in this area to assist our South African strategy to ensure we create a sustainable business that can best meet these objectives. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BBBEE objectives under the new scorecard. Failing to achieve applicable BBBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
U.S. Regulatory Environment
In addition to its regulation of Internet and, by extension, SaaS providers, the Federal Trade Commission, or “FTC", has been asked by consumer groups to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of the type of data being collected and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices. In addition to FTC scrutiny of the consumer side, many fleet drivers in the U.S. may belong to a union, which triggers some degree of oversight from the National Labor Relations Board or "NLRB". The NLRB has taken increasing notice of the privacy rights on unionized employees, and future NLRB rules could affect our business model or the way in which our corporate clients use our solutions.
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
Finally, we use GPS satellites to obtain location data for our in-vehicle devices. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense. The Department of Defense does not currently impose regulations in connection with our ability to access location data from the GPS satellite constellation. However, it could do so in the future. The communication systems that we use to host and transmit data may be subject to security incidents, which may also subject the company to regulatory enforcement and client pressures.

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

Australian Regulatory Environment
The Australian Privacy Principles contained in the Privacy Act 1988 regulate the collection, use, retention, disclosure and security of personal information. Personal information is defined as “information or an opinion (including information or an opinion forming part of a database), whether true or not, and whether recorded in a material form or not, about an individual whose identity is apparent, or can reasonably be ascertained, from the information or opinion". Personal information includes location-based information where the information enables the location of an individual to be ascertained. Australian privacy laws in general prohibit the transfer of personal information outside Australia unless the individual to whom the information relates has consented to the transfer or there is a data transfer agreement in place between the transferor and the transferee under which the transferee agrees to offer the same protections as are provided under Australian privacy laws. Amendments to these laws imposing stricter regulation became effective in March 2014. These amendments include a provision making an organization which transfers data outside Australia responsible for any breaches of Australian privacy laws when personal information is transferred outside Australia, regardless of whether there is consent or a data transfer agreement in place.
4C. ORGANIZATIONAL STRUCTURE
We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 41 to the consolidated financial statements contains our subsidiary names, principal activity, place of incorporation and legal ownership at March 31, 2015. Up until the filing date, there has been no change in our organizational structure since March 31, 2015.

4D. PROPERTY, PLANT AND EQUIPMENT
As of June 21, 2015, we owned or leased the following properties, used primarily for office space:

Property	Owned or Leased	Square Footage
South Africa
Howick Close, Waterfall Park, Midrand, South Africa	Leased	46,499
Howick Mews, Waterfall Park, Midrand, South Africa	Leased	11,345
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Owned	17,158
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Leased	12,207
Unit B6, Arden Grove, Montague Gardens, Cape Town, South Africa	Leased	2,196
7/8 Holwood Crescent, La Lucia Ridge, South Africa	Leased	6,953
Australia
Suite 3, 281 Hay Street, Subiaco, Australia	Leased	5,091
Unit E12, Hallmarc Business Park, Clayton, Australia	Leased	2,260
28 Fortescue Street, Spring Hill, Brisbane, Queensland, Australia	Leased	1,679
United States
750 Park of Commerce Blvd., Suite 100 and 105, Boca Raton, Florida, USA	Leased	7,390
Suite 110, 16770 Imperial Valley Drive, Houston, Texas, USA	Leased	2,075
United Kingdom
6170 & 6180 Knights Court, Birmingham Business Park, Birmingham, UK	Leased	5,280
Suites 39-40 Cherry Orchard North, Kembrey Park, Swindon, UK	Leased	2,906
United Arab Emirates
Dubai Airport, Freezone, Dubai, United Arab Emirates	Leased	3,937
Brazil
Salas 1505, 1506 & 1507, Av. Marquês de São Vicente 446, São Aqulo, Brazil	Leased	1,722
Uganda
7th Floor, Course View Towers, Kitane Road, Nakasero, Kampala, Uganda	Leased	185
Thailand
10th Floor, RSU Tower, 571 Sukhumvit Road, Klong Ton Nua, Wattana, Bangkok, Thailand	Leased	215
Romania
15 Piata Charles de Gaulle, Charles Gaulle Plaza, Sector 1, Bucharest	Leased	91
We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed to accommodate any potential expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as at March 31, 2015 and 2014 and for the fiscal years ended March 31, 2015, 2014 and 2013 and the accompanying notes included in this annual report, and the financial information set forth under “Item 3A. Selected Financial and Operating Data” at and for the fiscal years ended March 31, 2015, 2014, 2013 and 2012.
We prepare our consolidated financial statements in accordance with IFRS. The preparation of our financial statements requires us to make certain assumptions and estimates that affect the amounts we record as assets, liabilities, revenues and expenses in the years and periods addressed and these are subject to certain risks and uncertainties. Our future results may vary materially from those indicated as a result of the risks that affect our business, including, among others, those identified in “Forward-Looking Statements” and “Item 3D. Risk Factors".

Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports.
In fiscal year 2015, we collected data on an average of approximately 85 million trips per month representing as many as 4.4 billion vehicle locations per month. We have a global presence, with customers located in over 120 countries across six continents for whom we collectively tracked and managed over 512,000 subscribers at March 31, 2015.
We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. In 2007, we acquired OmniBridge, which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE in order to facilitate the OmniBridge stock acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful U.S. IPO of ADSs, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition enhanced and broadened our fleet management smart phone application offerings for workforce management. On November 1, 2014, we acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadened the array of services we can offered to current and future fleet management customers.
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
As set out in the table below, we have achieved significant revenue growth historically. The table also includes details of our historic profitability.

	Fiscal Year Ended March 31,
	2015	2015	2014	2013
	(In thousands, unless otherwise indicated)
Total revenue	$114,913	R1,389,380	R1,271,658	R1,171,480
Total revenue growth (%)		9.3%	8.6%	15.0%
Subscription revenue	82,570	998,335	853,716	686,720
Subscription revenue growth (%)		16.9%	24.3%	18.9%
Adjusted EBITDA	22,750	275,066	282,223	290,821
Adjusted EBITDA decline (%)		(2.5%)	(3.0%)	20.9%
Profit for the year	12,325	149,016	151,584	128,466
Profit for the year (decline)/growth (%)		(1.7%)	18.0%	24.4%

Subscription revenue has increased as a percentage of total revenue. In fiscal years 2015, 2014 and 2013, subscription revenue represented 71.9%, 67.1% and 58.6%, respectively, of our subscription revenue. In fiscal years 2015, 2014 and 2013, our top 10 customers represented 25.9%, 25.8% and 23.6%, respectively, of our subscription revenue.

    We believe the large and growing market for fleet and mobile asset management solutions will provide us with significant growth opportunities going forward. We seek to capitalize on these growth opportunities and manage the factors affecting our performance, including subscription revenue accounting for a greater component of revenue, a gradual decline of in-vehicle hardware prices, an evolving mix of subscribers with different revenue and cost economics, varying economic conditions in our markets and long sales cycles for our enterprise fleet management solutions. See “—Factors Affecting Our Performance", for more information on these factors.
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

	Fiscal Year Ended March 31,
	2015	2015	2014	2013
	(In thousands, except subscriber data)
Subscription revenue	$82,570	R998,335	R853,716	R686,720
Adjusted EBITDA	22,750	275,066	282,223	290,821
Subscribers	512,344	512,344	450,502	359,643
Subscription Revenue
Subscription revenue represents subscription fees for our solutions, which include the use of our SaaS fleet management solutions, connectivity, and in many cases, our in-vehicle devices. Our subscription revenue is driven primarily by the number of subscribers and the monthly price per subscriber, which varies depending on the services and features customers require, hardware options, customer size and geographic location.

Adjusted EBITDA
We define Adjusted EBITDA as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO. A reconciliation of Adjusted EBITDA to profit for the year is included in "Item 3A. Selected Financial and Operating Data".
Adjusted Earnings
Adjusted earnings is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax. A reconciliation of Adjusted earnings to profit attributable to owners of the parent is included in "Item 3A. Selected Financial and Operating Data".
Subscribers
Subscribers represent the total number of discrete services we provide to customers at the end of the period.

Factors Affecting Our Performance

Subscription Revenue Accounting for a Greater Component of Revenue
We are focused on growing our recurring subscription revenue base. As a result of this and an increase in the number of fully-bundled subscriptions in fiscal 2015, subscription revenue is increasing as a percentage of revenue. In fiscal 2015, subscription-based revenues accounted for 71.9% of our total revenues, up from 67.1% in 2014 and 58.6% in 2013. We expect to see this trend continue as we grow our base of subscribers, maintain our investment in sales and marketing and continue to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services. We expect the increasing shift towards fully bundled solutions, which do not require upfront hardware purchases, to continue to contribute to this trend going forward.
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
Varying Economic Conditions in our Markets
We seek to capitalize on opportunities and manage risks in our key markets, which are geographically dispersed with customers located in over 120 countries worldwide. Overall, we believe that our presence across multiple geographic markets and our exposure to multiple economies provides us with diversification from the risk of changing economic conditions in any one country or region. In addition to macroeconomic changes, performance in any given region may vary due to multiple factors, including growth in subscribers, the overall profile of the customer base (for example, in Africa, we have a significant consumer subscriber base), the services and hardware options selected by particular subscribers and our distribution strategy in the region.
Changing Customer Needs
The Company has noted a blending of product and service types in the various geographies in which it operates and has identified this as an opportunity to increase subscription revenue growth by the addition of new products and services in certain of the regions in which we operate. For example, in the Americas, we have historically focused primarily on large fleets in the oil and gas vertical and we are planning to extend our market reach to new industry verticals by adding additional products and services relating to both our asset tracking and fleet management products suites.
The following table presents our subscription revenue by geographic region.

	For the Year Ended March 31,
	2015	2015	2014	2013
	(In thousands)
Africa	$52,338	R632,809	R555,288	R491,092
Europe	7,266	87,851	72,506	54,607
Americas	8,092	97,833	81,024	57,801
Middle East and Australasia	13,750	166,243	135,643	76,682
Brazil	1,049	12,682	6,591	—
Rest of World	75	917	2,664	6,538
Total	$82,570	R998,335	R853,716	R686,720
For a discussion of material changes in our segment revenue that have impacted our financial results for the periods presented, see “Item 5A. Operating Results".
Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and maintain our balanced approach to producing revenue growth, profitability and cash flow. For example, during the 2015 fiscal year we implemented restructuring activities in Africa and the Middle East and Australia segments which adjusted the cost structures in these regions to levels appropriate for current market conditions.
Long Sales Cycle for Our Enterprise Fleet Management Solutions
From period to period, our revenues may fluctuate depending upon the customer contracts we have secured. The typical sales cycle for large enterprise fleet management solutions contracts may be long, especially by comparison to the sales cycle for our consumer solutions. It may also be difficult for us to predict the timing of when we will enter into enterprise fleet management contracts. Our revenue has been impacted in specific geographic regions and in certain periods by a small number of customer contracts of significant magnitude. For example, our 2013 fiscal year revenue in our Americas segment was impacted positively by revenue from two large oil and gas sector contracts, which were contracted in prior periods. These contracts included the upfront purchase of in-vehicle devices by the customer.
Longer sales cycles for large contracts, and in particular those under which our customers purchase in-vehicle devices, may affect the comparability of financial results in certain segments, or cause our revenue to fluctuate from period to period. We are seeking to mitigate these long sales cycles and the associated volatility by enhancing our sales pipeline management process, by maintaining our sales and marketing investment levels and by diversifying our customer segment focus.
Basis of Presentation and Key Components of Our Results of Operations
During the 2014 and 2013 fiscal years we managed our business in seven segments: Africa consumer solutions, Africa fleet solutions, Europe fleet solutions, Americas fleet solutions, Middle East and Australasia fleet solutions, Brazil fleet solutions and International fleet solutions and development. We evaluated segment performance based on revenue, Adjusted EBITDA, subscribers and subscriber growth. Costs associated with our holding company and consolidation accounting entries were not allocated to our segments.

During the 2014 fiscal year the Group saw strong uptake of both its high-end fleet management solutions and the low-end Beam-e track and trace solution (a consumer product) in the Africa fleet solutions segment. Given the convergence among the brands in Africa consumer solutions and Africa fleet solutions, these businesses were combined in June 2014 under one management team. As a result the Group is reporting Africa as a whole from fiscal year 2015 onwards.
Additionally, the Group has noted a blending of product and service types in the various geographies in which it operates. As a result, the segment descriptions have been updated to only refer to the geography and not to a specific product or service.
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
Our customer contracts typically have a three to five year initial term. Following the initial term, most fleet customers elect to renew for fixed terms ranging from one to five years. Our third party dealers are typically billed monthly based on active connections. Some of our customer agreements, including our consumer subscriptions, provide for automatic monthly or yearly renewals unless the customer elects not to renew its subscription. Our consumer customer contracts in South Africa are governed by the Consumer Protection Act, which allows customers to cancel without paying the full balance of the contract amount. Our fleet contracts and our customer contracts outside of South Africa are generally non-cancellable.
Cost of Sales
Cost of sales associated with our subscription revenue consists primarily of costs related to cellular communications, infrastructure hosting, third-party data providers, service contract maintenance costs, commission paid to third party dealers or distributors, amortization of capitalized software development costs and depreciation of our capitalized installed in-vehicle devices. Cost of sales associated with our hardware revenue includes the cost of the in-vehicle devices, cost of hardware warranty, shipping costs, commission paid to third party dealers or distributors, and amortization of capitalized hardware development costs. We capitalize the cost of in-vehicle devices utilized to service customers, for customers electing our bundled option, and we depreciate these costs from the date of installation over their expected useful lives.
We expect that cost of sales as a percentage of revenue will vary from period to period depending on our revenue mix, including the proportion of our revenue attributable to our subscription-based services. The cost of sales related to the amortization of capitalized development costs are relatively fixed in nature and not directly related to the number of subscribers. However, the majority of the other components of our cost of sales are variable and are affected by the number of subscribers, the composition of our subscriber base, and the number of new subscriptions sold in the period.
Operating Expenses
Sales and Marketing
Sales and marketing expenses consist primarily of salaries and wages, commissions paid to employees, travel-related expenses, and advertising and promotional costs. We pay our sales employees commissions based on achieving subscription targets and we expense commission costs as incurred. Advertising costs consist primarily of costs for print, radio and television advertising, promotions, public relations, customer events, tradeshows and sponsorships. We expense advertising costs as incurred. We plan to continue to invest in sales and marketing in order to grow our sales and build brand and category awareness. While we expect sales and marketing expenses to increase in absolute terms, we expect the expense to remain relatively constant as a percentage of revenue i.e. 11% to 12% of revenue.
Administration and Other Charges
Administration and other charges consist primarily of salaries and wages for administrative staff, travel costs, professional fees (including audit and legal fees), real estate leasing costs, and depreciation of fixed assets including vehicles and office equipment and amortization of intangible assets. We expect that administration and other charges will increase in absolute terms as we continue to grow our business.

For the 2015 and 2014 fiscal years, administration and other charges also include additional personnel expenses, professional fees and insurance costs related to operating as a public company in the United States.
Taxes
In fiscal years 2015, 2014 and 2013 our effective tax rates were 35.4%, 28.6%, and 28.6% respectively. Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any timing differences.
Our effective tax rate may vary primarily according to the mix of profits made in various jurisdictions and will also be impacted by the resolution of the uncertain tax position relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited, disclosed in note 29 to the Consolidated Financial Statements. As a result significant variances in future periods may occur.
Our Americas, Brazil and European operations have generated cumulative losses for which we have not recognized a deferred tax asset. These losses will be utilized going forward against any taxable profits generated in these segments. The losses available to be utilized at March 31, 2015 are R142.1 million, of which R95.6 million relate to our European operations.
5A. OPERATING RESULTS
The following table sets forth certain consolidated income statement data:

	For the year ended March 31,
	2015	2015	2014	2013
	(In thousands, unless otherwise indicated)
Revenue	$114,913	R1,389,380	R1,271,658	R1,171,480
Cost of sales	(37,191)	(449,663)	(422,034)	(424,545)

Gross profit	77,722	939,717	849,624	746,935
Sales and marketing	(14,222)	(171,948)	(148,012)	(132,849)
Administration and other charges (1)	(51,106)	(617,908)	(530,114)	(428,209)

Operating profit	12,394	149,861	171,498	185,877
Finance income/(cost) - net	6,681	80,778	40,660	(6,011)

Profit before taxation	19,075	230,639	212,158	179,866
Taxation	(6,750)	(81,623)	(60,574)	(51,400)

Profit for the year	$12,325	R149,016	R151,584	R128,466

Attributable to:
Owners of the parent	$12,375	149,622	151,589	128,471
Non-controlling interests	(50)	(606)	(5)	(5)
	$12,325	R149,016	R151,584	R128,466

(1)	Includes other income/(expenses)—net.

Results of Operations for fiscal Year 2015 Compared to fiscal Year 2014
Revenue

	For the year ended March 31,
	2015	2015	2014	% Change
	(In thousands, except for percentages)
Subscription revenue	$82,570	R998,335	R853,716	16.9%
Hardware sales	24,703	298,680	326,902	(8.6%)
Other	7,640	92,365	91,040	1.5%
	$114,913	R1,389,380	R1,271,658	9.3%

Our total revenue increased by R117.7 million, or 9.3% , from fiscal year 2014 to fiscal year 2015. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R144.6 million, or 16.9%. Subscription revenue represented 71.9% of our total revenue for fiscal year 2015 compared to 67.1% for the prior year. Our growth in subscription revenue is primarily attributable to an increase in subscribers, which increased by 13.7% from 450,502 at March 31, 2014 to 512,344 at March 31, 2015. The acquisition of Compass by our Africa segment in November 2014 also added R11.0 million or 1.3% to our subscription revenue. Our average subscription prices generally remained stable.

•
Hardware revenue declined by R28.2 million or 8.6% from fiscal year 2015 to fiscal year 2014. The decrease in hardware revenue is attributable to a combination of factors which include the continued mix shift towards bundled subscriptions which do not require upfront hardware purchases, the ongoing decline in hardware prices, and lower sales activity.

The Africa, Middle East and Australasia, Americas and Brazil segments were the main contributors to our revenue growth in fiscal year 2015. In the Africa segment revenue grew by R48.9 million, or 7.4%, primarily due to an increase in subscription revenue in this segment. A 13.2 % increase in the segment's subscription revenue was driven by a 13.8% increase in subscribers in fiscal 2015 as well as the additional subscription revenue of R11.0 million from the Compass acquisition. Subscription revenue growth was offset by a R25.1 million or 29.9% decline in hardware revenues. The revenue mix shift towards bundled sales for fleet products continued to gather momentum in the Africa segment in fiscal year 2015. Sales levels did however lag those of fiscal year 2014. Revenue in the Middle East and Australasia segment grew by R22.1 million, or 7.2%. Subscription revenue increased by 12.1% in local currency primarily as a result of a 10.2% increase in subscribers from March 31, 2014. Despite the increase in subscription revenue, total revenue declined marginally in local currency as a result of lower hardware revenues. However, in South African Rand terms the segment showed growth as a result of the South African Rand weakening against local currencies in fiscal year 2015. The America segment's revenues grew by R32.1 million or 24.0% in fiscal 2015. The subscriber base increased by 11.0% from March 31, 2014 which included a transfer from the Middle East and Australasia segment. Subscription revenue growth was 10.4% in local currency and there was also 17.8% growth in hardware and other revenue in local currency. The South African Rand based revenue growth was also enhanced by the weakening of the South African Rand against the U.S. Dollar in fiscal year 2015. The Brazil segment, which is still in a start up phase, reported revenue growth of R11.2 million or 93.7% primarily as a result of a R6.1 million increase in subscription revenue.
Revenue in the European segment was flat in South African Rand terms despite the weakening of the South African Rand against the British Pound during fiscal 2015. The segment's subscriber base grew 18.3% from March 31, 2014 with improved growth in the second half of fiscal year 2015. This resulted in subscription revenue growth of 9.6% in local currency. Total revenue declined in local currency due to lower hardware revenues as a result of a significant hardware deal in fiscal year 2014, which was not repeated in fiscal year 2015.

Cost of Sales

		For the year ended March 31,
	2015	2015	2014	% Change
	(In thousands, except for percentages)
Cost of sales	$37,191	R449,663	R422,034	6.5%
Gross profit margin	67.6%	67.6%	66.8%
Gross profit margin - subscription	76.2%	76.2%	75.7%
Gross profit margin - hardware	52.4%	52.4%	56.6%
Compared to an increase in total revenue of R117.7 million, or 9.3%, in fiscal 2015, cost of sales increased by R27.6 million, or 6.5%, from fiscal year 2014 to fiscal year 2015. This resulted in an increased gross profit margin of 67.6% in fiscal 2015. Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 71.9% of total revenue compared to 67.1% in fiscal year 2014.
Sales and Marketing
Sales and marketing costs increased by R23.9 million, or 16.2%, from fiscal year 2014 to fiscal year 2015. This increase was the result of a R14.4 million, or 15.5%, increase in employee costs consisting of R10.8 million relating primarily to the net addition of 16 sales and marketing staff, internal staff promotions changes, and the effect of the weaker South African Rand, R2.6 million in cost of living adjustments and a R1.0 million increase in bonus and commission expenses. The net headcount increase includes the addition of 6 employees relating to the Compass acquisition in November 2014 which resulted in a R2.3 million increase of employee costs. In addition to the employee cost increase, advertising costs increased by R12.6 million. These increases were offset by a decrease in travel costs of R1.7 million and other decreases of R1.4 million, none of which were individually significant.
Administration and other expenses
Administration and other charges (including other (expenses)/income-net) increased by R87.8 million, or 16.6%, from fiscal year 2014 to fiscal year 2015. This increase was the result of a R45.1 million, or 13.4%, increase in employee costs consisting of R45.5 million primarily due to the net addition of 21 employees, internal staff promotions and the effect of the weaker South African Rand, R17.0 million due to cost of living adjustments and a R2.4 million increase in the share-based payment expense relating to the cash settled share-based payment transaction in MiX Brazil (refer to note 21 of the consolidated financial statements). These increases were offset by a decrease in the bonus expense of R22.3 million, of which R7.7 million was awarded due to the successful completion of the IPO in fiscal year 2014. The net headcount increase includes the addition of 43 employees relating to the Compass acquisition in November 2014 which resulted in a R1.9 million increase of employee costs offset by a net decrease of 60 employees as a result of the restructuring exercise undertaken in the third quarter of fiscal year 2015 in the Africa and Middle East and Australasia segments. The restructuring activities resulted in a R4.4 million reduction of employee costs in the Middle East and Australasia segment. Restructuring costs of R11.3 million were incurred in fiscal year 2015 as a result of the restructuring plans implemented. Due to additional initial costs relating to the ongoing activities of the segment post the restructuring, the cost savings from the Africa restructuring will only be effective towards the end of the first quarter of the 2016 fiscal year.
In addition to the employee cost increase, professional fees, allowance for credit losses, amortization, insurance costs and travel costs increased by R13.1 million, R7.0 million, R3.9 million, R1.8 million and R1.7 million respectively. R7.9 million of the increase in professional fees is attributable to net litigation costs relating to the Inthinc Technologies Solutions, Inc. lawsuit (refer to note 24 of the consolidated annual financial statements).
In addition to the employee costs described in the paragraph above, the Compass acquisition resulted in increased administration costs of R6.1 million. This included R3.2 million in amortization of the brand name and customer relationships identified as part of the purchase price allocation. Note, the impact of the Compass costs have been included in the variances described above.

Finance Income/(Costs)—Net
Our net finance income was R80.8 million in fiscal year 2015, an increase of 98.7% compared to net finance income of R40.7 million in fiscal year 2014. Net finance income in fiscal year 2015 included net foreign exchange gains of R73.5 million compared to net foreign exchange gains of R38.1 million in fiscal year 2014. Net foreign exchange gains in fiscal year 2015 included R85.6 million relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. This gain was offset by foreign exchange losses incurred throughout the Company. Europe and MEA incurred foreign exchange losses of R1.9 million and R6.7 million respectively, primarily as a result of exposure to the Euro which weakened against both the British Pound and the U.S Dollar in Fiscal 2015.
Finance income relating to cash and cash equivalents increased by R4.3 million, or 100.3%, in fiscal year 2015 compared to the prior year primarily as a result of our increased cash resources denominated in South African Rand. As the IPO proceeds have been maintained in U.S. Dollars interest is earned at marginal interest rates.
We manage interest as a net cost and when we have surplus cash available we prepay our debt facilities, when permissible, or deposit the cash in interest-bearing accounts. We generally do not repatriate cash earned outside of South Africa.
Taxation

		For the year ended March 31,
	2015	2015	2014	% Change
	(In thousands, except for percentages)
Taxation	$6,750	R81,623	R60,574	34.7%
Effective tax rate	35.4%	35.4%	28.6%
Taxation expense increased by R21.0 million or 34.7% from fiscal year 2014 to fiscal year 2015 while our effective tax rate increased by 6.8% to 35.4% in fiscal 2015. The increase in the effective tax rate was caused primarily as a result of deferred tax assets not recognized on assessed losses in the Americas and Brazil and the tax effect of expenses not deductible for tax, which arose primarily in the corporate segment and included certain non-deductible net foreign exchange losses which were the primary contributor to the increase from the prior year. The effective tax rate was also higher in fiscal year 2015 as a result of lower research and development incentives recognized in MiX Telematics International Proprietary Limited compared to fiscal year 2014. A reconciliation of our effective tax rate to the South African corporate tax rate of 28%, together with additional information on the aforementioned uncertain tax position, is presented in note 29 to the Annual Financial Statements.

Results of Operations for fiscal Year 2014 Compared to fiscal Year 2013
Revenue

	For the year ended March 31,
	2014	2013	% Change
	(In thousands, except for percentages)
Subscription revenue	R853,716	R686,720	24.3%
Hardware sales	326,902	378,070	(13.5%)
Other	91,040	106,690	(14.7%)
	R1,271,658	R1,171,480	8.6%

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

The Africa, Middle East and European segments were the main contributors to our revenue growth in fiscal year 2014. In the Africa segment, revenue grew by R48.8 million, or 8.0%, primarily due to a 13.8% increase in subscription revenue in this segment. The increase in the segment's subscription revenue was driven by a 28.3% increase in subscribers in fiscal 2014. The subscription revenue growth rate lags that of subscribers due to significant low average revenue per user Beam-e recovery product additions in the 2014 fiscal year . In this segment fleets supplemented their FM systems with Beam-e recovery products. Revenue in the Middle East and Australasia segment grew by R40.9 million, or 15.4% primarily as a result of an increase in subscription revenue. There was a 32.5% increase in the segment's total subscribers which resulted in over 45% subscription revenue growth (in the segment's local currency). The European segment's revenue increased by R32.5 million or 25.4% in fiscal year 2014 primarily as a result of an increase in the segments subscription revenue. In its local currency, the European segments revenue growth was approximately 5%, while subscription revenue grew by about 11% as a result of an increase in the segment subscriber base. In addition to these increases the Brazil segment reported revenue of R11.9 million as it commenced trading in the current fiscal year.
These increases were offset by a R21.4 million, or 13.8% decrease in the Americas segment's revenue. In fiscal 2013, hardware revenue in this segment was elevated as a result of upfront hardware purchases associated with two major contracts. Subscribers in the Americas segment grew by 16.1% during fiscal 2014, increasing subscription revenue in the segment's local currency by approximately 18%.
Cost of Sales

	For the year ended March 31,
	2014	2013	% Change
	(In thousands, except for percentages)
Cost of sales	R422,034	R424,545	(0.6%)
Gross profit margin	66.8%	63.8%
Gross profit margin - subscription	75.7%	74.3%
Gross profit margin - hardware	56.6%	54.7%
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
Sales and Marketing
Sales and marketing costs increased by R15.2 million, or 11.4%, from fiscal year 2013 to fiscal year 2014 as a result of an increase in employee costs. The increase in employee costs in fiscal 2014 is attributable to R2.5 million in cost of living adjustments, and R5.5 million relating primarily to the net addition of 11 sales and marketing staff, internal staff promotions changes, and the effect of the weaker South African Rand and a R7.8 million increase in bonus and commission expenses. Due to the restructuring in the European segment there was a net headcount reduction of 4 employees in the segment's sales and marketing department which reduced the segment's employee costs by R4.3 million in fiscal year 2014 compared to fiscal year 2013.

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
Taxation

	For the year ended March 31,
	2014	2013	% Change
	(In thousands, except for percentages)
Taxation	R60,574	R51,400	17.8%
Effective tax rate	28.6%	28.6%
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
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company". Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation, which would not apply to us in any event so long as we remain a foreign private issuer. These exemptions will apply for a period of five years following our August 2013 IPO or until we no longer meet the requirements of being an “emerging growth company", whichever is earlier.
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
Subscription revenue for our fleet products is provided on a contracted price basis. Our customer contracts typically have a three to five year initial term. Following the initial term, most fleet customers elect to renew for fixed terms ranging from one to five years. Our third party dealers are primarily billed monthly based on active connections. Subscription revenue for fleet products is either billed in arrears or in advance. When billed in arrears, revenue is recognized in the month that the service is performed and when billed in advance, the revenue is initially deferred and only recognized in the period in which the service is provided. The majority of our subscription revenue for fleet products is billed in the month in which the service is performed.
Hardware Revenue
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

In addition to selling directly, we sell indirectly through our network of distributors and dealers. We distribute products to small fleet customers and individuals through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer . Once a unit is sold to a customer, the customer enters into a service agreement directly with us for the product. The obligation to supply the service rests with us and the credit risk rests with us. The service revenue is recognized when the service is rendered (i.e., on a monthly basis).
We distribute products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with small fleet customers originated through distributors, the responsibility for providing services rests with us and revenue is recognized as the service is rendered.
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
Repair Services
Revenue in respect of repair services, which forms part of the monthly subscription , is recognized on a monthly basis over the period of the service arrangement.
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

•	all resulting exchange differences are recognized in other comprehensive income;

•	and equity items are measured in terms of historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.
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
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. We depreciate installed in-vehicle devices on a straight-line basis over their expected useful lives (1 - 5 years), commencing upon installation whereas uninstalled in-vehicle devices are not depreciated until installation. The related depreciation expense is recorded as part of cost of sales in the income statement.
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
Computer Software, Technology, In-House Software, Product Development and Customer Relationships
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
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred. Computer software and product development costs recognized as assets are amortized over their estimated useful lives (1-12 years).
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (3 to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.
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

Critical Accounting Estimates and Judgements in Applying Accounting Policies

We continually evaluate estimates and judgements, which are based on historical experience and other factors, including expectations of future events that we believe reasonable under the circumstances. We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. We outline below the estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
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
Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Company applies the measurement principle in IAS 12, ‘Income Taxes’, when measuring the amount of tax to recognize related to an uncertain tax position. Therefore the Group measures uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.
Estimated Impairment of Goodwill
We test annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units has been based on value in use calculations that require the use of estimates. No impairment was recorded during fiscal 2015, 2014 or 2013. The calculation of each segment’s discounted net present value requires extensive use of estimates and assumptions about discount rates and forecasted cash flows. Actual results could be different. Future changes in assumptions or market conditions may negatively affect these discounted cash flows.
In note 7 of the consolidated financial statements we have disclosed the key assumptions used for the value in use calculations for all segments where goodwill impairment testing was performed. In the segments where goodwill impairment testing was performed, there was significant headroom between the recoverable amount per the value in use calculation and the carrying amount of the segment assets. As a result, management believes that a reasonable change in assumptions would not trigger any impairments.
The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.
Customer Relationships
The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.

Product Development Cost
We record product development cost directly attributable to the design and testing of software products as intangible assets when the criteria discussed above have been met. Determining when these criteria have been met is subjective and based on management’s best judgement of facts and circumstances in existence at year end.
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
Recent Accounting Pronouncements
There are no IFRS or International Financial Reporting Interpretations Committee, or “IFRIC", interpretations that are effective for the first time during fiscal 2015 that had a material impact on our results.
A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after the financial year under review and have not been applied in fiscal 2015. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except for:
IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014.
IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ration' to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting period beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9's full impact.
IFRS 15 - Revenue from contracts with customers (effective date: January 1, 2017)
     IFRS 15, 'Revenue from contracts with customers', issued in May 2014, replaces IAS 18 Revenue and IAS 11 Construction contracts to account for revenue from contracts with customers. The objective of the standard is to provide a single, comprehensive revenue recognition model for all contracts with customers.
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

The Group is assessing the impact of IFRS 15.

5B. LIQUIDITY AND CAPITAL RESOURCES
We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future. Please refer to note 13 in the consolidated financial statements which includes details of the credit worthiness of the financial institutions where cash and cash equivalents are held, as well as the currencies in which cash and cash equivalents are denominated in.
The following table provides a summary of our cash flows for each of the three years ended, as well as our net cash and cash equivalent position at March 31, 2015, 2014 and 2013:

	Fiscal Year Ended March 31,
	2015	2015	2014	2013
	(In thousands)
Cash generated from operating activities	$18,001	R217,644	R203,777	R211,918
Cash used in investing activities	(15,701)	(189,845)	(133,176)	(96,054)
Cash generated from/(used in) finance activities	640	7,743	595,713	(95,686)
Effects of exchange rate changes on cash	7,380	89,234	44,628	2,989
Net increase in cash and cash equivalents	$10,320	R124,776	R710,942	R23,167
In connection with our IPO, in August 2013, we received proceeds of R623.0 million net of underwriting discounts and commissions and offering costs paid by us. Refer also to “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds", where details relating to how the proceeds raised from the IPO have been utilized.
The Group has minimum risk due to the recurring nature of its income and the availability of the liquid resources set out below:

	Fiscal Year Ended March 31,
	2015	2015	2014
	(In thousands)
Trade and other receivables	$21,634	R261,574	R234,839
Cash and cash equivalents, net of overdrafts	76,705	927,415	802,639
Total available liquid resources	$98,339	R1,188,989	R1,037,478
We fund our operations, capital expenditure and acquisitions through cash generated from operating activities, cash on hand and our existing borrowing facilities.
Following the completion of our IPO of ADSs in fiscal 2014, we discontinued our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.
Operating Activities
Net cash generated from operating activities in fiscal year 2015 increased to R217.6 million from R203.8 million in the prior year which is primarily attributable to a reduction in taxation paid. Net cash generated from operating activities during fiscal year 2015 consisted of our operating profit (after excluding non-cash charges) of R319.4 million, net investments in working capital of R57.4 million, net interest received of R6.8 million and taxes paid of R51.2 million.
Net cash generated from operating activities in fiscal year 2014 decreased to R203.8 million from R211.9 million in fiscal year 2013 due to increased investments in working capital investments in fiscal 2014. Net cash generated from operating activities during fiscal year 2014 consisted of our operating profit (after excluding non-cash charges) of R307.0 million, net investments in working capital of R40.8 million, net interest received of R1.5 million and taxes paid of R63.9 million.

Net cash generated from operating activities was R211.9 million for fiscal year 2013. Net cash generated from operating activities during fiscal year 2013 consisted of our operating profit (after excluding non-cash charges) of R311.0 million, net investments in working capital of R23.1 million, net interest paid of R1.5 million and taxes paid of R74.4 million.
Investing Activities
Net cash used in investing activities in fiscal year 2015 increased to R189.8 million from R133.2 million in the prior year. Net cash used in investing activities during fiscal year 2015 primarily consisted of capital expenditures of R129.3 million. Capital expenditures during the year included capitalized development costs of R57.7 million and cash paid to purchase property, plant, and equipment of R63.6 million, which included in-vehicle devices of R49.0 million. In addition to the capital expenditure, net cash used in investing activities also included an initial outflow of R40.0 million for the acquisition of the business assets and liabilities of Compass and an outflow of R1.2 million of deferred consideration paid as a result of fiscal 2014 acquisitions. Restricted cash also included R18.0 million related to the contingent consideration payable in respect of the Compass acquisition, which was held in trust and subsequently paid in May 2015.
Net cash used in investing activities in fiscal year 2014 increased to R133.2 million as compared to R96.1 million in the 2013 fiscal year. Net cash used in investing activities during fiscal year 2014 primarily consisted of capital expenditures of R128.7 million. Capital expenditures during the year included capitalized development costs of R35.2 million and cash paid to purchase property, plant and equipment of R79.6 million, which included in-vehicle devices of R58.9 million. In addition to the capital expenditure, net cash used in investing activities also included an initial outflow of R3.6 million for the acquisition of a proprietary software development business and an outflow of R0.3 million of deferred consideration paid as a result of this acquisitions.
Net cash used in investing activities was R96.1 million for fiscal year 2013. During fiscal year 2013, net cash used in investing activities primarily consisted of capital expenditures of R94.1 million. Capital expenditures during the year included capitalized development costs of R31.2 million and cash paid to purchase property, plant, and equipment of R51.5 million, which included in-vehicle devices of R33.9 million.
Financing Activities
Net cash generated from/(used in) financing activities was R7.7 million, R595.7 million and (R95.7 million) for fiscal years 2015, 2014 and 2013, respectively. No dividend payments or repayment of borrowings were made in fiscal 2015. Net cash generated from/(used in) financing activities included dividend payments of R39.6 million and R78.9 million for the 2014 and 2013 fiscal years , respectively, and net repayment of borrowings of R3.4 million, and R19.7 million over the same periods. In fiscal year 2015, we received R7.7 million as a result of share options exercised under the share option scheme. In fiscal year 2014, net cash generated from financing activities included R665.7 million in respect of proceeds arising from the issuance of shares, which included R649.9 million of proceeds from our IPO, before share issue expenses paid of R27.0 million. A further R15.8 million was received as a result of share options exercised during the year under the share option scheme. In fiscal year 2013, we received R2.9 million as a result of share options exercised under the share option scheme.
Credit Facilities
At March 31, 2015, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft and borrowings) of R927.4 million ($76.7 million) and unutilized borrowing capacity of R74.0 million ($6.1 million) available through our credit facilities. Our principal sources of credit are our facilities with Standard Bank Limited and Nedbank Limited.

We have a R70 million overdraft facility with Standard Bank Limited that bears interest at the South African prime rate less 1.2%. At March 31, 2015, R18.0 million ($1.5 million) was utilized under this facility. We use this facility as part of our currency hedging strategy. We draw down on this facility in the applicable currency in order to fix the exchange rate on existing balance sheet foreign currency exposure that we anticipate settling in that currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by MiX Telematics Limited and our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by us and MiX Telematics International Proprietary Limited.
Our Investec credit facilities historically included an overdraft facility, and a term loan facility. Our R50 million overdraft facility expired in January 2015 and was not renewed. The term loan facility matures in September 2015 and bears interest at the South African prime rate less 0.5%. At March 31, 2015, R0.04 million was outstanding under this loan. There is currently R3.5 million of unutilized capacity under the term loan facility. We use the term loan facility for working capital purposes.
Our obligations under the term loan facility with Investec Bank Limited are guaranteed by us and MiX Telematics Africa Proprietary Limited and are secured by a lien on all rights, title and interest in and to the customer contracts of MiX Telematics Africa Proprietary Limited.
During fiscal year 2014, we entered into a R10 million facility from Nedbank that bears interest at South African prime less 2%. At March 31, 2015 the facility was not being used. We plan to use this facility for working capital purposes in our Africa operations.
Our credit facilities with Standard Bank Limited, Investec Bank Limited and Nedbank Limited contain certain restrictive clauses, including without limitation, those limiting our and our guarantor subsidiaries', as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.
Please refer to section "Item 5F. Tabular Disclosure of Contractual Obligations", where the Group's contractual cash obligations have been disclosed.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For our disclosures in respect of research and development, technology and intellectual property please refer to "Item 4B. Business Overview".
5D. TREND INFORMATION
Subscription revenue is our largest and fastest growing component of total revenue. The table below sets out subscription revenue and total subscribers for each of the eight quarters in the period ending March 31, 2015.

	For the Quarter Ended,
	Mar 31. 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31. 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013
Subscription Revenue (R'000)	266,292	253,661	241,769	236,613	232,609	219,835	207,064	194,208
Subscribers	512,344	495,367	479,318	462,746	450,502	428,509	404,034	376,937
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

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual cash obligations at the end of fiscal year 2015 are summarized in the following table:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(In thousands)
Term loan	R2,706	R1,563	R1,143	—	—
Operating lease obligations	31,968	16,708	15,260	—	—
Approved and committed capital commitments	32,195	32,195	—	—	—
Outstanding purchase obligations	57,394	48,254	8,780	360	—
Contingent consideration in respect of business combination	18,000	18,000	—	—	—
Share-based payment liability	7,719	—	—	7,719	—
Data center commitments	6,214	5,004	1,210	—	—
Total	R156,196	R121,724	R26,393	8,079	—
Total contractual obligations as of March 31, 2015 were R156.2 million ($12.9 million).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6 A. DIRECTORS AND SENIOR MANAGEMENT
The names of the senior management and directors of MiX Telematics Limited, their ages at June 26, 2015 and their positions are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa 1686.

Name	Age	Position

Senior Management
Stefan Joselowitz	56	President and Chief Executive Officer / Director
Megan Pydigadu	40	Group Chief Financial Officer / Director
Charles Tasker	51	Chief Operating Officer / Director
Brendan Horan	40	Executive Vice President — Managing Director of Africa
Catherine Lewis	40	Executive Vice President — Technology
Gert Pretorius	47	Executive Vice President — Information Systems

Non-Executive Directors
Richard Bruyns	62	Chairman
Enos Banda	49	Director
Mark Lamberti	64	Director
Christopher Ewing	66	Director
Robin Frew	55	Director
Anthony Welton	67	Director
Mohammed Akoojee	36	Alternate Director to Mark Lamberti
Senior Management
Stefan Joselowitz has served as our President and Chief Executive Officer, and as a member of our Board of Directors, since he founded the Group in 1996. In 2008, he relocated to the United States as part of our global expansion strategy. Since founding MiX, Mr. Joselowitz has overseen six acquisitions. He successfully orchestrated the Company’s listing on the JSE in 2007 and in 2013 led the team that listed the Company on the NYSE, in the process concluding a $65 million capital raising to fund future growth. Prior to MiX, from 1984 to 1995, he served as Chief Executive Officer, and previously, Sales Director, of Shurlok Proprietary Limited, a developer of electronic systems for the automotive industry, helping to build the company into a leader in the field of vehicle safety and security.
Megan Pydigadu has served as our Group Chief Financial Officer and as a member of our Board of Directors since 2010. Previously, Ms. Pydigadu served as our Financial Controller. From 2005 until joining MiX in 2010, Ms. Pydigadu served as Group Financial Controller for Bateman Engineering, an international project management business based in South Africa and previously as a Senior Divisional Financial Manager at De Beers and as an accountant with Deloitte & Touche and she is a registered accountant in South Africa.
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
Brendan Horan, an executive vice president, has served as Managing Director of Africa since June 2014 when our fleet and consumer businesses in Africa were merged into one business. Mr. Horan served as the Executive responsible for Consumer Solutions from January 2012 to June 2014. From September 2008 until December 2011, Mr. Horan served as General Manager - Sales and Marketing of MiX Telematics Africa Proprietary Limited, which covered both fleet and consumer business development for the whole of Africa. Previously, Mr. Horan served as our General Manager - RSA and Africa Fleet from March 2007 until September 2008. Mr. Horan is a registered accountant with previous accounting experience in South Africa and the United Kingdom.
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
Directors
Richard Bruyns has served as the Chairman of our Board of Directors since October 2007. Mr. Bruyns is also a member of our Audit and Risk Committee, our Nominations and Remuneration Committee and our Social and Ethics Committee. Mr. Bruyns also currently serves as an independent non-executive director on the board of directors of Conduit Capital Limited, a publicly traded financial services company.
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
Mark Lamberti has served as a member of our Board of Directors since November 2014. Mr. Lamberti is currently the Chief Executive Officer of Imperial Holdings Limited ("Imperial"). From 2008 until 2014, Mr. Lamberti was the CEO and a major shareholder of Transaction Capital Limited. He served as its non-executive chairperson until March 2014 when he resigned to devote his attention fully to Imperial. In April 2014, Mr. Lamberti also resigned as non-executive chairperson of the board of Massmart Holdings, a position he assumed in 2007 after serving for almost 19 years as founder, architect, CEO and major shareholder. Since his early 30s, Mr. Lamberti has served as an executive and non-executive on the boards of various public companies, including Wooltru, Primedia, Datatec, Telkom and Altron. Mr. Lamberti currently serves as an executive committee member and director of Business Leadership South Africa and is a trustee and executive committee member of the National Education Collaboration Trust, which is a government, business, labor and civil society initiative to support the National Development Plan and the Education Sector Plan.
Christopher Ewing has served as a member of our Board of Directors since January 2012. Mr. Ewing is chairman of the Social and Ethics Committee and also serves as a member of our Audit and Risk Committee. In 2014, Mr. Ewing became chairman of DLA Piper Africa, responsible for the relationships which the firm holds with its partner firms across Africa as well as for the continued development of DLA Piper Africa and the relationship between Cliffe Dekker Hofmeyr and DLA Piper, and is also a consultant to Cliffe Dekker Hofmeyr. Mr. Ewing has practiced corporate law for more than 30 years and has specialized in mergers and acquisitions. He also serves as chairman of Better Life Group Limited, a public company, and on the board of directors of The Pivotal Fund Limited, listed on the JSE.

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
Mohammed Akoojee has served on our Board of Directors as the alternate director to Mark Lamberti since November 2014. Mr. Akoojee is the executive director responsible for mergers, acquisitions, strategy and investor relations for Imperial Holdings Limited ("Imperial"). He joined Imperial in 2009, having previously worked within the corporate finance and investment banking team at Investec. Prior to joining Investec, Mr. Akoojee worked for Nedbank Securities as an investment analyst. He is also a director of DAWN Limited, Ukhamba Holdings Proprietary Limited, and various subsidiary and divisional boards of Imperial. Mr. Akoojee was appointed to the executive committee of Imperial in January 2011 and to the Imperial board in November 2013.
6B. Compensation
Compensation of Directors and Executive Officers
Non-Executive Director Compensation
Fees payable to non-executive directors are proposed and reviewed semi-annually by our Nominations and Remuneration Committee and recommended to our Board of Directors, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. At the annual meeting of shareholders held on September 19, 2013, our shareholders approved non-executive director fees for a period of two years from the passing of the resolution (i.e. September 19, 2013) or until its renewal, whichever is the earliest. These fees are set out below:

Description	Annual Fee
Directors' fee	R270,000
Audit and Risk Committee member *	140,000
Nominations and remuneration committee member *	63,000
Social and ethics committee member *	50,000
Chairman of the Board *	335,000
Chairman of the Audit and Risk Committee **	168,000
Chairman of the nominations and remuneration committee **	95,000
Chairman of the social and ethics committee **	90,000
*    In addition to the directors’ fee
**     Includes committee membership fee
Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or long-term incentive plans. We do not set aside or accrue any amounts to provide pension, retirements or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2015 was R3.1 million.

The following table sets forth the amounts paid to our non-executive directors for fiscal year 2015.

	Fiscal Year ended March 31,
Non-Executive Directors	2015	2015
Richard Bruyns	$70,964	R858,000
Enos Banda (1)	33,910	410,000
Hubert Brody (1) (2)	13,275	160,500
Christopher Ewing (1)	41,326	499,656
Robin Frew (1)	30,188	365,000
Mark Lamberti (1) (3)	8,188	99,000
Fundiswa Roji (1) (4)	2,412	29,167
Anthony Welton	45,513	550,289
Mohammed Akoojee (5)	—	—
Sub-total	245,776	2,971,612
Value-added tax (1)	7,158	86,543
Total	$252,934	R3,058,155

(1)	Value-added tax included as part of invoice received. Directors' fees shown exclude value-added tax.

(2)	Resigned as a non-executive director from the board with effect from November 5, 2014.

(3)	Appointed to the board with effect from November 19, 2014.

(4)
Resigned as a non-executive director from the board and appointed as alternate director to Hubert Brody with effect from May 13, 2013. Subsequently resigned as alternate director to Hubert Brody with effect from November 5, 2014.

(5)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014.

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
The aggregate compensation, including benefits in kind, for our executive directors and other senior management for fiscal year 2015, was approximately R33.8 million.

The following table sets forth the amounts paid to our executive committee members for fiscal year 2015.

	Fiscal Year ended March 31, 2015
Executives (1)	Salary and Allowances (2)	Other Benefits (3)	Retirement Benefits	Performance Bonuses (4)	Total
	(In thousands)
Stefan Joselowitz (5)	R5,532	—	—	R2,573	R8,105
Megan Pydigadu	2,117	110	83	1,082	3,392
Charles Tasker	3,155	44	255	1,416	4,870
Brendan Horan	2,004	117	79	1,330	3,530
Gert Pretorius	1,910	114	182	1,360	3,566
Riëtte Botha (6)	2,328	10	89	643	3,070
Howard Scott (6)	2,821	—	—	1,411	4,232
Catherine Lewis	1,909	46	174	917	3,046
Total	R21,776	R441	R862	R10,732	R33,811

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
(6)    Resigned from the Company with effect May 31, 2015.

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
Semi-Annual Incentive Bonus
All executives are eligible to receive a discretionary performance-related semi-annual bonus. Our Nominations and Remuneration Committee reviews bonuses at the half-year and at year-end, and determines the bonus level based on performance criteria set at the start of the performance period. The criteria include targets relating to subscriber growth, subscription revenue growth, adjusted EBITDA targets and divisional operating profit growth and certain discretionary elements. The short-term incentive program is available to executive directors, senior executives and selected employees. Cash bonuses to senior executives and executive directors are approved by our Nominations and Remuneration Committee.
Equity Incentive Plans
The Group has issued share options under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan ("LTIP"), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution on September 17, 2014, no further awards will be made in terms of the TeliMatrix Group Limited Executive Incentive Scheme.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares and share appreciation rights ("SARs").

As at March 31, 2015, executive committee members have only been issued equity incentives under the TeliMatrix Group Executive Incentive Scheme and had not been issued with any incentives under the LTIP.
The TeliMatrix Group Executive Incentive Plan is a share option plan. The share option plan and the award of share options to executive directors and senior executives is controlled by the Nominations and Remuneration Committee. Proposals for the award of share options are presented by the Chief Executive Officer to the committee which, after review and consideration, recommends the award of such options as it deems fit to the Board for approval. Selected participants will receive grants of share options which are conditional rights to receive MiX shares at prices equal to the exercise price. Vesting of options is subject to time and performance conditions. The performance conditions and period are determined by the committee on a grant-by-grant basis in respect of each new grant of options.
The targets and measuring terms relating to each issue are detailed in the letter of grant. After vesting, the options will become exercisable. Upon exercise by a participant, the Company will settle the value of options by delivering MiX shares that will be issued out of authorized unissued MiX shares. These options are treated as equity-settled instruments.
Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2015, options to purchase 36,587,500 of our ordinary shares with a weighted average exercise price of R2.17 per share were outstanding, and options for the purchase of 10,437,500 such shares were fully vested.
The LTIP provides for three types of grants to be issued, namely performance shares, retention shares and share appreciation rights (“SARs’’). Under the LTIP awards may be issued to certain directors and key employees. This is controlled by the committee. Motivations for the awards are presented by the executive directors to the committee which, after review and consideration, recommends the award as it deems fit to the Board for approval. The award/exercise price of the SARs, performance shares and retention shares granted are equal to the closing market value of ordinary shares on the day preceding the date of the grant.
Vesting of performance shares, retention shares and SARs are subject to time and performance conditions. The performance conditions and period are determined by the Board on a grant-by-grant basis in respect of each new grant.
The targets and measuring terms relating to each issue are detailed in the letter of grant. After vesting, the retention and performance shares become immediately vested while the SARs will become exercisable.
To date, only SARs have been issued under the LTIP, with none being issued to executive committee members. The value of the difference between the exercise and grant price of the SARs may be settled at the Company’s option by the Company by delivering shares or by settling the value in cash.  Because the Company intends to settle the SARs by delivering shares and has not established a past practice of settling in cash, the SARs are classified as equity-settled share-based payment awards.

The following table sets forth the outstanding stock-based compensation benefits for executives at March 31, 2015.

	June 4, 2010 000’s	June 4, 2010 000’s	January 3, 2012 000’s	November 7, 2012 000’s	September 10, 2014 000’s	Total 000’s
Stefan Joselowitz (1)	1,500	3,000	—	2,500	—	7,000
Riëtte Botha (2)	1,375	—	—	—	—	1,375
Megan Pydigadu (1)	1,100	500	—	1,000	1,500	4,100
Howard Scott (2)	375	500	—	—	—	875
Charles Tasker (1)	1,500	—	2,000	2,000	1,500	7,000
Brendan Horan	125	—	750	1,500	1,000	3,375
Gert Pretorius	125	—	750	1,500	1,000	3,375
Catherine Lewis	125	—	—	1,500	1,000	2,625
	6,225	4,000	3,500	10,000	6,000	29,725
Option strike price (cents per share)	112	112	154	246	411
JSE share price on grant date (cents per share)	104	104	160	300	411
Expiry date	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions:
Target share price of (South African Rand)	n/a	5	n/a	n/a	n/a
Minimum shareholder return of	5%	n/a	10%	10%	10%
(1)    Executive director at March 31, 2015 and March 31, 2014.
(2)    Resigned from the Company with effect May 31, 2015.
Retirement Benefits
It is our policy to provide retirement benefits to all our South African, United Kingdom, United States, Brazilian and Australian employees.
All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are generally funded by both member and company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, we contribute to a mandatory state social contribution plan known as Regime Geral de Previdência Social (RGPS) and a private social contribution plan called Regime de Previdência Complementar (RPC), which is optional. For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered.
The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2015, 2014, and 2013, we contributed an aggregate of R20.0 million, R17.8 million and R14.5 million respectively, in respect of the retirement benefits.
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

•	The inclusion of confidentiality, assignment of inventions and restraint of trade agreements.
The annual cost to company salary package of our executives is as follows:

•	Stefan Joselowitz. Mr. Joselowitz is paid an annual cost to company salary package of $508,500.

•	Megan Pydigadu. Ms. Pydigadu is paid an annual cost to company salary package of R2,500,000 ($206,770).

•
Charles Tasker. Mr. Tasker is paid an annual cost to company salary package of R3,206,500 ($265,204). Mr. Tasker who is employed by MiX International Proprietary Limited, one of our South African subsidiaries, is required to spend at least four months a year in the United States. While in the United States Mr. Tasker is entitled to an additional allowance of $7,500 per month, the use of 2 company vehicles, and 4 airline tickets between South Africa and the United States a year for his family members.

•	Brendan Horan. Mr. Horan is paid an annual cost to company salary package of R2,500,000 ($206,770).

•	Gert Pretorius. Mr. Pretorius is paid an annual cost to company salary package of R2,332,000 ($192,876).

•	Catherine Lewis. Ms. Lewis is paid an annual cost to company salary package of R2,257,800 ($186,739).
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
In addition, we have entered into agreements to indemnify our directors and executive officers to the maximum extent allowed under South African law. These agreements have, among other things, indemnified these individuals for certain expenses (including attorneys’ fees), judgements, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as a member of our Board of Directors.
6C. BOARD PRACTICES
Board of Directors
Our Board of Directors is composed of six non-executive directors, one alternate director and three executive directors. Our Memorandum of Incorporation requires that our Board of Directors must be comprised of at least four directors. At least one-third of the non-executive directors retire by rotation each year and stand for re-election at each annual general meeting in accordance with our Memorandum of Incorporation. Director appointments during the year are ratified at the next annual general meeting. The expiration of our current non-executive directors’ terms of office is set forth in the table below.

Non-Executive Director	Initial appointment to the Board of Directors	Year Current Term Expires

Richard Bruyns	August 2007	2015*
Enos Banda	May 2013	2016
Christopher Ewing	January 2012	2017
Robin Frew	January 1996	2017
Mark Lamberti	November 2014	2018
Anthony Welton	February 2008	2015*
Mohammed Akoojee**	November 2014	2018

Executive Director
Stefan Joselowitz	January 1996	Indefinite
Megan Pydigadu	August 2010	Indefinite
Charles Tasker	August 2007	Indefinite
* Proposed re-election to be approved by shareholders at our annual general meeting on September 16, 2015.
** Alternate director to Mark Lamberti.

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
Audit and Risk Committee
Our Audit and Risk Committee assists our Board of Directors in matters relating to internal controls, financial reporting, external audit, internal audit, risk management and regulatory compliance. The Audit and Risk Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE. Our Audit and Risk Committee's responsibilities include:

•	reviews internal control systems developed by management;

•	reviews internal controls over financial reporting, which includes disclosure controls and procedures;

•	evaluates the effectiveness of the internal control frameworks and reviews whether recommendations made by the external and internal auditors and advisers have been implemented;

•	considers the adequacy of, and security of, our computer systems and evaluates contingency plans in the event of systems breakdowns and disasters;

•
oversees the financial reporting process and reviews the interim financial statements, annual financial statements, SEC filings including the Form 20-F, preliminary announcements and special documents prior to release;

•
reviews with management and the external auditor the financial statements, key accounting policies, practice and estimates, any changes to accounting policies and estimates and judgements, significant adjustments, unadjusted differences and any disagreements;

•	annually reviews the performance of the external auditor and nominates for appointment an independent registered auditor;

•	reviews processes to ensure that reliable and efficient risk management strategies, policies and risk insurance programs are in place; and

•	reviews the process for monitoring compliance with laws and regulations.
Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. Since our listing on the NYSE our Audit and Risk Committee has been comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE Listings Requirements. A representative from the outsourced internal audit function and the external auditors attend meetings. The Group Chief Financial Officer attends all meetings, with the Chief Executive Officer attending the meetings where the quarterly results are reviewed. The Chairman of our Social and Ethics Committee is also invited to all Audit and Risk Committee meetings. The committee meets at least six times a year, with two meetings a year focused on risk management. The current members of our Audit and Risk Committee are Enos Banda, Richard Bruyns, Christopher Ewing and Anthony Welton (Chair). Mr. Anthony Welton is our audit committee financial expert as defined by SEC rules.
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

 The Chief Executive Officer and Group Chief Financial Officer are invited to attend all meetings. The committee meets at least three times a year. The members of our Social and Ethics Committee at March 31, 2015 were Riëtte Botha, Richard Bruyns, Christopher Ewing (Chair), and Anthony Welton. Riëtte Botha resigned from the Company with effect from May 31, 2015, and therefore from the Social and Ethics Committee.
Executive Committee
We have also established an Executive Committee that is responsible for devising our strategy for recommendation to our Board of Directors and to implement the strategies and policies approved by our Board of Directors. Our Executive Committee is also responsible for our day-to-day business and affairs. The current members of our Executive Committee are Brendan Horan, Stefan Joselowitz, Catherine Lewis, Gert Pretorius, Megan Pydigadu and Charles Tasker. Riëtte Botha and Howard Scott resigned from the Company with effect from May 31, 2015.
6D. EMPLOYEES
As of March 31, 2015, we had 1,002 full-time permanent employees and 54 part-time employees. The following table presents the breakdown of our employees at the date indicated by geographic location:

As of March 31, 2015
South Africa	826
United States	59
United Kingdom	49
United Arab Emirates	60
Australia	43
Brazil	15
Uganda	2
Thailand	1
Romania	1
Total	1,056

6E. SHARE OWNERSHIP
The table below sets forth information with respect to the beneficial ownership of our shares as of May 29, 2015 by each of our directors and executive officers. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of May 29, 2015 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 792,837,500 ordinary shares outstanding at May 29, 2015.

	May 29, 2015
	Number of ordinary shares beneficially owned ('000)	Percentage of beneficial ownership
Non-executive
Richard Bruyns(1)	3,668	*
Enos Banda	—	*
Mark Lamberti	—	*
Christopher Ewing	—	*
Robin Frew(2)	61,210	7.7%
Anthony Welton (3)	—	*

Executive
Stefan Joselowitz (4)	29,417	3.7%
Riëtte Botha (5)	8,913	1.1%
Megan Pydigadu (6)	1,883	*
Howard Scott (7)	12,022	1.5%
Charles Tasker (8)	5,638	*
Gert Pretorius (9)	750	*
Brendan Horan (10)	750	*
Catherine Lewis (11)	1,900	*
All directors and executive officers as a group (12)	126,151	15.9%
*    Less than 1%.

(1)
Includes 3,667,563 shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Mr. Bruyns.

(2)
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

(3)	Excludes 235,000 ordinary shares owned by Mr. Welton’s spouse, as to which he disclaims beneficial ownership.

(4)
Includes options to purchase 5,125,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($10.34 per ADS) at any time prior to expiration of the option.

(5)	Includes options to purchase 1,375,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015.

(6)
Includes options to purchase 1,850,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($10.34 per ADS) at any time prior to expiration of the option.

(7)
Includes options to purchase 875,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($10.34 per ADS) at any time prior to expiration of the option.

(8)
Includes 2,638,320 ordinary shares owned by a family trust of which Mr. Tasker, his spouse and Johan Pretorius are trustees and options to purchase 3,000,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015. Voting and investment power over the ordinary shares held by such trust are exercised by Mr. Tasker and his spouse.

(9)	Includes options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015.

(10)
Includes options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015. Excludes 78,100 ordinary shares owned by Mr. Horan’s spouse, as to which he disclaims beneficial ownership.

(11)	Includes options to purchase 500,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015.

(12)
Includes options to purchase 14,225,000 ordinary shares that are currently or will be exercisable within 60 days after May 29, 2015, including shares subject to options that vest upon the achievement of the condition that the price of our ordinary shares shall have reached R5.00 per share ($10.34 per ADS) at any time prior to expiration of the option.

The R5.00 target in the footnotes above will be reduced by dividends declared by the Company between the option grant date and the date that the vesting criteria are assessed to determine whether or not the option can be exercised in terms of the share scheme rules.
Refer to "Item 6B. Compensation", which sets forth details of the share incentive plan and the outstanding stock-based compensation benefits held by executives at March 31, 2015.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS
As of May 29, 2015, our issued share capital consisted of 792,837,500 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation (except to the extent that the shareholdings of Imperial Holdings Limited disclosed in the table below may be deemed to constitute control); or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The following table sets forth as of May 29, 2015, certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name of beneficial owner (1)	Total shareholding	% of shares in issue (2)
Imperial Holdings Limited (3)	200,828,260	25.3
GAF Trust (4)	70,261,440	8.9
Masalini Capital Proprietary Limited (5)	60,410,880	7.6

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	The percentages shown are based on 792,837,500 ordinary shares issued and outstanding as of May 29, 2015.

(3)
Includes 200,828,260 ordinary shares owned by Imperial Corporate Services Proprietary Limited ("Imperial Corporate"). Imperial Holdings Limited owns Imperial Corporate, and voting and investment power over the foregoing shares is exercised by the Board of Directors of Imperial Holdings Limited, which is comprised of the following individuals: Thulani Sikhulu Gcabashe, Thembisa Dingaan, Michael John Leeming, Phumzile Langeni, Mohammed Valli Moosa, Roderick John Alwyn Sparks, Younaid Waja, Ashley (Oshy) Tugendhaft, Messrs Peter Cooper, Graham Wayne Dempster, Osman Suluman Arbee, Manuel Pereira de Canha, Marius Swanepoel, Mohammed Akoojee, Mark James Lamberti, Philip Bernard Michaux and Johan Jurie Strydom.

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

As of May 29, 2015, 170,627,550 of our ordinary shares, comprising 21.52% of our total issued share capital, were held in the form of ADSs.
As of May 29, 2015, we had 1,660 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

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

7B. RELATED PARTY TRANSACTIONS
The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2015. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.
TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited)
In November 2007, we entered into a lease agreement with TPF Investments Proprietary Limited (“Thynk”) for our Midrand, South Africa office. Robin Frew, a non-executive director indirectly holds an equity interest in Thynk. The GAF Trust, of which an immediate family member of Mr. Frew’s is a trustee, owns all the equity interests in Thynk. From April 1, 2015 through May 31, 2015 and for fiscal year 2015 we paid Thynk R1.1 million ($90,737) and R6.1 million ($506,422), respectively.
Imperial Group Limited
Imperial Group Limited beneficially owned approximately 25.3% of our outstanding shares at May 29, 2015. One of our non-executive directors, Mark Lamberti, is the Chief Executive Officer of Imperial Group Limited. In addition, Mohammed Akoojee, who serves as an alternate director to Mark Lamberti, is an executive director of Imperial Group Limited. Imperial Group Limited distributes our products through its motor vehicle dealership and car rental distribution channels. From April 1, 2015 through May 31, 2015 and for fiscal year 2015, we paid Imperial Group Limited through certain of its subsidiaries R7.3 million ($603,040) and R24.1 million ($2.0 million), respectively, as commissions for sales made by its subsidiaries acting in their capacity as a distributor and a supplier of certain technology consulting services. We recorded revenue of R10.7 million ($884,911) and R70.7 million ($5.8 million), respectively, for the period from April 1, 2015 through May 31, 2015 and for fiscal year 2015 for sales of our products and services to Imperial Group Limited’s subsidiaries in the ordinary course of business.
7C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The consolidated financial statements are attached hereto within "Item 19. Exhibits".
8B. SIGNIFICANT CHANGES
See note 37 in the notes to the consolidated financial statements attached to this Annual Report in "Item 19. Exhibits" for discussion of subsequent events.
ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS
Our ordinary shares are traded on the JSE under the symbol “MIX” and our ADSs are traded on the NYSE under the symbol “MIXT”. The tables below show the high and low closing prices in South African Rand for our ordinary shares on the JSE and the high and low closing prices in U.S. Dollar for our ADSs on the NYSE for the periods indicated:

	JSE ("MIX")		Average daily trading volume (1)
	High	Low
	(in South African Rand)		(in shares)
Fiscal year ended March 31,

2015	4.75	2.67	310,704
2014	6.50	3.10	323,455
2013	4.00	1.65	135,384
2012	1.75	1.20	171,993
2011	1.53	1.03	133,691
Fiscal quarter ended
March 31, 2015	3.53	2.67	210,003
December 31, 2014	4.40	3.00	500,436
September 30, 2014	4.50	3.85	302,588
June 30, 2014	4.75	3.97	223,094
March 31, 2014	5.70	4.50	326,814
December 31, 2013	5.89	4.79	133,446
September 30, 2013	6.50	3.20	755,965
June 30, 2013	3.80	3.10	66,710
Month
May 2015	3.55	3.24	273,203
April 2015	3.33	3.19	122,907
March 2015	3.53	2.67	160,821
February 2015	2.99	2.70	374,642
January 2015	3.08	2.68	104,728
December 2014	3.75	3.00	154,452

	NYSE ("MIXT")		Average daily trading volume (1)
	High	Low
	(in U.S. Dollars)		(in ADSs)
Fiscal year ended March 31,
2015	11.70	5.49	39,273
2014 (from August 9, 2013)	18.12	10.29	100,382
Fiscal quarter ended
March 31, 2015	7.50	5.49	45,375
December 31, 2014	9.66	6.00	37,706
September 30, 2014	10.50	9.00	29,966
June 30, 2014	11.70	9.20	44,411
March 31, 2014	13.50	10.29	58,141
December 31, 2013	14.47	11.67	68,316
September 30, 2013 (from August 9, 2013)	18.12	14.35	228,964
Month
May 2015	7.70	6.81	41,960
April 2015	7.17	6.62	22,148
March 2015	7.50	5.49	48,818
February 2015	6.08	5.56	44,653
January 2015	6.47	5.71	42,275
December 2014	8.27	6.00	43,918

Source:	JSE and NYSE

(1)	Calculated based on the total volume traded over the number of trading days during the respective period.
On June 17, 2015, the closing price of our ordinary shares on the JSE was R3.80 per ordinary share and the closing price of our ADSs on the NYSE was $8.13.
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
10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
Information regarding MiX Telematics Limited's Memorandum of Incorporation, as amended, is hereby incorporated by reference to our annual report on Form 20-F as filed with the Securities and Exchange Commission on July 30, 2014 (File No. 001-36027).

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
Repatriation of IPO proceeds
The South African Reserve Bank required the net proceeds from the IPO to be maintained in South Africa. We have obtained approval from the FSD to use MiX Telematics Investments Proprietary Limited ("MiX Investments'') as a domestic treasury management company in South Africa. The IPO proceeds have been transferred to and are held by MiX Investments. MiX Investments has discretion as to the denomination of the funds.

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

•	MIX Investments will be allowed to operate as our cash management center and cash pooling will be allowed without limitations;

•	Local income generated from cash management will be freely transferable; and

•	MiX Investments may operate foreign currency accounts as well as a South African Rand-denominated account for operational expenses.
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
Under South African exchange control regulations, we must obtain approval from the FSD regarding any capital raising activity involving a currency other than the South African Rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further approval by the FSD prior to applying any of these funds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments.
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

•
The requirements of the physical presence test are met. This is generally determined with reference to the number of days spent by the individual in South Africa during a six-year period, and applies only if he or she is not ordinarily resident in South Africa

Legal Persons (Company, Close Corporation and Trust)
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
Natural persons and special trusts enjoy an annual exclusion in respect of capital gains or losses of R30 000. In the year of a person’s death, the annual exclusion is increased to R300 000.

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer’s taxable income, the normal tax rates applicable to certain taxpayers and, consequently, the effective rate at which capital gains are taxed.

Type of Taxpayer	Prescribed Portion of the Capital Gain Included in Taxable Income	Statutory Income Tax Rate	Effective Rate
	(%)	(%)	(%)
Individuals	33.3	0-41	0 -13.7
Trusts
Special	33.3	0-41	0-13.7
Other	66.6	41	27.3
Life assurers
Individual policyholder fund	33.3	30	10
Company policyholder fund	66.6	28	18.7
Corporate fund	66.6	28	18.7
Untaxed policyholder fund	—	—	—
Most companies	66.6	28	18.7
Permanent establishments (branches) of non-resident companies	66.6	28	18.7
Collective investment schemes	—	—	—
A natural person’s death triggers a deemed sale at market value for CGT purposes. Giving up South African residence by any type of person also triggers such a deemed sale.
As discussed above, non-residents would generally not be liable for CGT in South Africa on disposal of shares in a South African company.
Corporate Tax
For the 2016, 2015 and 2014 fiscal years the corporate tax rate is 28% of taxable income.
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
Estate Duty
A natural person who is ordinarily resident in South Africa is liable for estate duty, at the rate of 20%, on his or her worldwide estate. There are certain exemptions and deductions available. The most important deductions are bequests to a surviving spouse and also bequests to public benefit organizations. Any CGT triggered by death (see above) will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, the estate duty will be taxable on any amount in excess of R3.5 million ($0.3 million). To the extent that the first-dying spouse has not availed of the exemption of R3.5 million in full, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter’s death. Non-residents are subject to estate duty on the same basis, but limited to assets located in South Africa.

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
Taxation of Distributions
Subject to the PFIC rules, described below (i.e., if we are not a PFIC during a U.S. Holder’s holding period or we cease to be a PFIC and a “purging election” is made, as discussed below), distributions paid on our ordinary shares or ADSs (including amounts withheld to reflect South African withholding taxes), other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend. In addition, certain U.S. Holders, including individuals, estates and trusts, are subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the ADSs.
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
PFIC Rules
Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2015. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service, or the “IRS,” will not assert that we are a PFIC. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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
Additionally, a U.S. Holder holding our ordinary shares should consider their possible obligation to file FinCEN Report 114-Report of Foreign Bank and Financial Accounts-with respect to the ordinary shares.

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
10I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
We face exposure to the risk of adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the South African Rand, primarily the U.S. Dollar, the Euro, the British Pound, the Brazilian Real and the Australian Dollar with respect to cash and cash equivalents, revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.
In addition to the disclosures below Notes 3.1(a) and 38 of the consolidated financial statements (which can be found on ‘‘Item 19—Exhibits’’) also contain disclosure of our exposures to market risk.
Foreign Currency Exchange Risk
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign currency transaction exposure has historically resulted primarily from intercompany transactions and customer and vendor transactions denominated in currencies other than the functional currency of the legal entity entering into the transaction. We have taken the decision to hold the IPO proceeds in US Dollars as South African Rand can be volatile. The functional currency of the treasury company where the IPO proceeds are kept is South African Rand, and as a result foreign exchange gains and losses arising from South African Rand and U.S. Dollar exchange rate movements, which can be volatile, are recorded in the income statement. This is now our primary source of exchange rate exposure risk. During fiscal year 2015, we recorded net foreign currency transaction gains of R73.5 million which included R85.6 million relating to a foreign exchange gain on the IPO proceeds in fiscal year 2015.
Currently, our significant foreign currency exposures are those with respect to the U.S. Dollar, Australian Dollar, the Euro, the Brazilian Real and British Pound. An unfavorable exchange rate movement with respect to any of these currencies against the South African Rand would expose us to losses. For fiscal 2015, based on our financial position at March 31, 2015, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have resulted in a decline of R67.4 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time. Of the R67.4 million decline in pre-tax income, R67.6 million relates to foreign exchange exposure arising from South African Rand and U.S. Dollar exchange rate movements. Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries whose functional currency is not the South African Rand into the South African Rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into South African Rand using period-end exchange rates and their income statements are translated into South African Rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded net foreign currency translation gains of R26.5 million in the statement of comprehensive income for the 2015 fiscal year.
For fiscal year 2015, approximately 51.6% of our revenues were denominated in a currency other than the South African Rand, and 41.7% of our operating expenses were generated by subsidiaries whose functional currency is not the South African Rand and, therefore, are subject to foreign currency translation exposure. We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk and we also have not hedged the exposure from the IPO proceeds. Currently, we have a policy in place to hedge the remaining transaction risks that take into account all foreign currency debits, credits and determines a net position. This net position is then offset by a foreign currency bank account in anticipation of the expenditure or receipt of cash. Since October 2014, we have phased out the policy above in so far as it related to purchase and sales orders. Our policy is in effect primarily in our South African and European operations and has not been implemented for our Middle East and Australasian and Brazilian operations. We do not plan to implement this policy in our U.S. operation as all trading income and expenses and resulting debits and credits are denominated in U.S. Dollars.

Interest Rate Fluctuation Risk
We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased profit or loss before tax by R1.6 million and R0.7 million respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. DEBT SECURITIES
Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.

12D. AMERICAN DEPOSITARY SHARES
Holders of ADSs are required to pay various fees and charges to the depositary.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
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
As of May 31, 2015, the proceeds were used as follows:

$ '000
Proceeds received from IPO	65,472
Interest received	129
Share issue costs paid from the proceeds	(1,781)
Loan to MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (1)	(2,925)
Loan to MiX Telematics Europe Limited (2)	(1,585)
Loan to MiX Telematics North America, Inc. (2)	(3,500)
Balance of proceeds held in MiX Investments' deposit accounts as at May 31, 2015	55,810
(1)    These loans were extended to our subsidiary in Brazil in order to facilitate the planned expansion in the region.

(2)	These loans were extended to these subsidiaries to facilitate growth, investments in infrastructure and sales and marketing.
In addition to the $55.8 million held by MiX Investments, approximately $2.0 million of the $8.0 million loan funding advanced to subsidiaries was still available for use at May 31, 2015.
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

ITEM 15. CONTROLS AND PROCEDURES
15A. DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Group Chief Financial Officer, we evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a -15(e) and 15d -15(e) under the Exchange Act) as of March 31, 2015. Based on that evaluation, our Chief Executive Officer and Group Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls or the procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives.

15B. MANAGEMENTS' REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of MiX is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act of 1934, as amended. Under section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of MiX's internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.
MiX’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Group Chief Financial Officer to provide reasonable assurance as to the reliability of MiX’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of MiX’s internal control over financial reporting as of March 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in ‘‘Internal Control—Integrated Framework (2013)’’. Based on this assessment, our management has determined that, as of March 31, 2015 MiX’s internal control over financial reporting was effective.

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
16B. CODE OF ETHICS
We have a Code of Ethics and Conduct which applies to all of our directors, officers and employees, and is underpinned by MiX’s principles of honesty, integrity, respect and dignity. The code of ethics has been communicated to employees, suppliers, service providers and is available on our Internet website (http://www.mixtelematics.com/about-us/corporate-governance). This website is not incorporated by reference in this annual report. Any amendment or waiver of the code as it relates to our Chief Executive Officer, Group Chief Financial Officer, principal accounting officer or controller will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.
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
16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2015 and 2014 fiscal years:

	2015	2015	2014
	(In thousands)
Audit fees (1)	$664	R8,033	R8,068
Tax fees	101	1,224	1,116
All other fees	8	93	310
Total (2)	$773	R9,350	R9,494

(1)	Included in audit fees is R0.2 million ($15,674) which relates to principal accountant fees relating to services provided in relation to the Group's S-8 filings during the 2015 fiscal year.

(2)	In respect of our Audit and Risk Committee approval process, all of the non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.
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
In terms of our non-audit services policy, non-audit services less than $25,000 and up to $150,000 cumulatively per annum that fall into the permissible non-audit services categories set out in the policy, do not require pre-approval by the audit committee, but are pre-approved by the chairman of the Audit and Risk Committee. All non-audit services exceeding $25,000 and greater than $150,000 per annum are pre-approved by the Audit and Risk Committee.
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
16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
16G. CORPORATE GOVERNANCE
We maintain a primary listing of ordinary shares on the JSE operated by the Johannesburg Stock Exchange Limited (JSE) and a listing of ADSs on the NYSE. Accordingly, we are subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, 71 of 2008, (the Companies Act), the JSE Listings Requirements, the SEC, the NYSE and U.S. legislation such as SOX, insofar as it applies to foreign companies listed on the NYSE. Our application of the 75 King III principles and where applicable, the reasons for non-compliance with the principles of King III, can be found on our website under investor relations (www.mixtelematics.com). This website is not incorporated by reference in this annual report.
As a foreign private issuer with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer, such as us, may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance, which we have elected to do. The following is a summary of the significant ways in which our home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards:

•
The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. Although the JSE Listings Requirements do not require such meetings, the board meets without executives on an ad hoc basis.

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

•
The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The NYSE Listing Standards also require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements require the appointment of a remuneration committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. We have a Nominations and Remuneration Committee which currently comprises three non-executive directors, all of whom are independent under the NYSE Listings Requirements. One of these directors is not considered independent in terms of the JSE listings requirements due his significant shareholding in the Company.

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

16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17. FINANCIAL STATEMENTS
We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS
The following consolidated financial statements, together with the auditors' report of PricewaterhouseCoopers Inc. (PwC) are filed as part of this annual report on Form 20-F:

Index to the Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	102
Statement of Financial Position at March 31, 2015 and March 31, 2014	*
Income Statement for the years ended March 31, 2015, March 31, 2014 and March 31, 2013	*
Statement of Comprehensive Income for the years ended March 31, 2015, March 31, 2014 and March 31, 2013	*
Statement of Changes in Equity for the years ended March 31, 2015, March 31, 2014 and March 31, 2013	*
Statement of Cash Flows for the years ended March 31, 2015, March 31, 2014 and March 31, 2013	*
Notes to the Financial Statements	*
* Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of MiX Telematics Limited and its subsidiaries at March 31, 2015 and March 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
June 26, 2015

ITEM 19. EXHIBITS

Exhibit number	Description
1.1*	Memorandum of Incorporation of the Company as amended
4.1**
Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts

4.2**
TeliMatrix Group Executive Incentive Scheme, adopted by TeliMatrix Limited, dated October 8, 2007 including the Deed of Amendment, dated January 31, 2011 and the Second Deed of Amendment, dated September 13, 2011

4.3**	Agreement of Lease, dated October 2, 2007 between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto
4.4**	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008
4.5**	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009 between the Company and Megan Pydigadu
4.6**	Letter of Appointment, dated March 31, 2008 between Charles Tasker and TeliMatrix Limited
4.7**	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Company and Brendan Patrick Horan
4.8**	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.9**	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Company and Gert Pretorius
4.10**	Restraint of Trade, dated January 1, 2012 between the Company and Gert Pretorius
4.11**	Facility Letter, dated February 25, 2013 between The Standard Bank of South Africa Limited and the Company
4.12**	Facility Letter, dated March 25, 2013 between Nedbank Limited and MiX Telematics Africa Proprietary Limited
4.13**	Corporate Network Services Subscription Agreement, dated September 11, 2009 between MTN Service Provider Proprietary Limited and MiX Telematics International Proprietary Limited
4.14†***
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000 between Mobile Telephone Networks Proprietary Limited and the Company, as amended by Addendum effective July 10, 2012

4.15†**	Agreement, effective May 7, 2007 between Map Integration Technologies Proprietary Limited and Control Instruments Proprietary Limited
4.16†**	Google Maps API Premier License Agreement, effective April 1, 2012 between Google Ireland Limited and MiX Telematics International Proprietary Limited
4.17†**	Agreement, effective September 2, 2005 between Matrix Vehicle Tracking Proprietary Limited and Super Group Trading Proprietary Limited
4.18**	Standard Terms and Conditions of Employment, dated December 1 , 2013 between the Company and Catherine Lewis
4.19**	Service agreement entered into between MiX Telematics North America, Inc. and Charles Tasker, dated February 28, 2014
4.20****	MiX Telematics Limited Long-Term Incentive Plan
8.1	List of subsidiaries of the Company
12.1	Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Megan Pydigadu, Group Chief Financial Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited and Megan Pydigadu, Group Chief Financial Officer of MiX Telematics Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Inc.
99.1	MiX Telematics Limited Consolidated Financial Statements

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2014 filed on July 30, 2014 (File No. 001-36027).

**	Previously filed with the Registration Statement on Form F-1 (Registration No. 333-189799) filed by the Registrant on July 3, 2013.
***	Previously filed with Amendment No. 1 to the Registration Statement filed by the Registrant on July 22, 2013.
****	Previously filed with Registration Statement on Form S-8 (Registration No. 333-199908) filed by the Registrant on November 6, 2014.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MiX Telematics Limited
(Registrant)
By: /s/ Megan Pydigadu
Megan Pydigadu
Group Chief Financial Officer
Date: June 26, 2015