Form 20-F
period 2016-03-31
MiX Telematics Ltd
filed 2016-06-29
CIK 1576914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2016
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
Howick Close
Waterfall Park, Midrand, South Africa, 1686
(Address of principal executive offices)

Megan Pydigadu
Chief Financial Officer
Telephone (27) 11-654-8000
megan.pydigadu@mixtelematics.com
Fax (27) 11-654-8286
Howick Close
Waterfall Park, Midrand, South Africa, 1686
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
799,137,500 Ordinary Shares

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
☒Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). (*)
☐Yes ☐No
(*) This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes ☒No

FORWARD-LOOKING STATEMENTS
This annual report includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements regarding our position to execute on our growth strategy, our specific repurchase of shares from a related party, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in, or suggested by, those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved.
Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, our ability to attract, sell to and retain customers; our ability to improve our growth strategies successfully, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion; our ability to adapt to rapid technological change in our industry; competition from industry consolidation; loss of key personnel or our failure to attract, train and retain other highly qualified personnel; our ability to integrate any businesses we acquire; our dependence on our network of dealers and distributors to sell our solutions; our dependence on key suppliers and vendors to manufacture our hardware; businesses may not continue to adopt fleet management solutions; our future business development, results of operations and financial condition; expected changes in our profitability and certain cost or expense items as a percentage of our revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; our ability to protect our intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, our websites or computer systems; our dependence on third-party technology; fluctuations in the value of the South African Rand; economic, social, political, labor and other conditions and developments in South Africa and globally; our ability to issue securities and access the capital markets in the future; and other risks set forth under "Item 3D. Risk Factors" or elsewhere in this annual report.
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
Our fiscal year ends on March 31 and all references to a fiscal year, refer to the fiscal year ended March 31. References to "R" are to South African Rand and references to "U.S. Dollars" and "$" are to United States Dollars. Unless otherwise indicated we have translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.8330 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of March 31, 2016.

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL AND OPERATING DATA
The following tables set forth selected consolidated financial and operating data at and for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012. The selected financial data set forth below for the years ended as at March 31, 2016 and 2015 and for each of the years in the three-year period ended March 31, 2016 has been derived from our consolidated financial statements included in Item 18 of this annual report on Form 20-F. The financial data as at March 31, 2016 and 2015 and for each of the years in the three-year period ended March 31, 2016, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements. Financial data as at March 31, 2014, 2013 and 2012, and for the years ended March 31, 2013 and 2012 have been derived from our previously published consolidated financial statements, which are not included in this document. The selected financial data set forth below should be read together with “Item 5. Operating and Financial Review and Prospects”. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African Rand.
We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (U.S. GAAP).
Consolidated Income Statement Data

	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
	(In thousands)
Revenue	$98,768	R1,465,021	R1,389,380	R1,271,658	R1,171,480	R1,018,482
Cost of sales	(29,617)	(439,305)	(449,663)	(422,034)	(424,545)	(390,926)

Gross profit	69,151	1,025,716	939,717	849,624	746,935	627,556
Sales and marketing	(13,737)	(203,767)	(171,948)	(148,012)	(132,849)	(97,312)
Administration and other charges (1)	(46,037)	(682,865)	(617,908)	(530,114)	(428,209)	(382,254)

Operating profit	9,377	139,084	149,861	171,498	185,877	147,990
Finance income/(cost) - net	10,134	150,327	80,778	40,660	(6,011)	(4,475)

Profit before taxation	19,511	289,411	230,639	212,158	179,866	143,515
Taxation	(7,208)	(106,920)	(81,623)	(60,574)	(51,400)	(40,275)

Profit for the year	$12,303	R182,491	R149,016	R151,584	R128,466	R103,240

Attributable to:
Owners of the parent	$12,337	182,989	149,622	151,589	128,471	103,240
Non-controlling interests	(34)	(498)	(606)	(5)	(5)	—
	$12,303	R182,491	R149,016	R151,584	R128,466	R103,240

	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
Earnings per share (2)
Basic ($/R)	$0.02	R0.24	R0.19	R0.21	R0.20	R0.16
Diluted ($/R)	$0.02	R0.23	R0.19	R0.20	R0.19	R0.16

Adjusted earnings per share (3)
Basic ($/R)	$0.01	R0.11	R0.13	R0.17	R0.20	R0.16
Diluted ($/R)	$0.01	R0.11	R0.13	R0.16	R0.20	R0.16

Weighted average number of ordinary shares in issue
Basic ('000)	775,139	775,139	789,316	732,171	658,456	657,045
Diluted ('000)	783,414	783,414	804,385	768,306	674,772	662,322

Dividends per share (South African cents) (4)		14.00	—	6.00	12.00	6.00
Dividends per share (United States cents) (4)		0.94	—	0.40	0.81	0.40

(1)	Includes other income/(expenses) - net.

(2)	See note 30 to our consolidated financial statements for further details on earnings per share.

(3)	Adjusted earnings per share is a non-IFRS financial measure. See "Adjusted earnings per share" as described on page 5 below.

(4)	See note 31 to our consolidated financial statements for further details on dividends.

Other Financial and Operating Data

	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
	(In thousands, except subscribers)
Subscription revenue	$78,085	R1,158,229	R998,335	R853,716	R686,720	R577,330
Adjusted EBITDA (Prior years revised for change in measurement) (1)	$18,690	R277,215	R282,994	R280,678	R292,490	R241,585
Subscribers	566,177	566,177	512,344	450,502	359,643	272,935

(1)
See "Adjusted EBITDA" below for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Consolidated Statement of Financial Position Data

	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
	(In thousands)
Cash and cash equivalents	$59,134	R877,136	R945,381	R830,449	R147,702	R118,695
Total assets	160,336	2,378,281	2,228,608	1,977,100	1,152,788	1,068,416
Working capital	62,812	931,696	996,085	849,204	114,252	56,347
Total indebtedness (1)	1,178	17,477	20,469	31,551	59,477	73,106
Total equity (2)	$129,427	R1,919,808	R1,864,572	R1,671,630	R867,874	R772,090

(1)	Total indebtedness includes amounts outstanding at the balance sheet date for bank overdraft and borrowings.

(2)	Includes non-controlling interest.

Adjusted EBITDA
To provide investors with additional information regarding its financial results, the Company has disclosed Adjusted EBITDA within this annual report. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the year as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering ("IPO") costs, insurance reimbursements relating to impaired assets and certain litigation costs.
We have included Adjusted EBITDA in this annual report because it is a key measure that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results.
During fiscal year 2016, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the chief operating decision maker ("CODM"). Prior year figures have been revised as follows to reflect this change:

	For the year ended March 31,
	2015	2014	2013	2012
	(In thousands)
Adjusted EBITDA (As previously reported)	R275,066	R282,223	R290,821	R240,622
Net realized foreign exchange losses/(gains)	7,928	(1,545)	1,669	963
Adjusted EBITDA (Revised)	R282,994	R280,678	R292,490	R241,585

We present below, a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Reconciliation of Adjusted EBITDA to profit for the year
	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
	(In thousands)
Adjusted EBITDA	$18,690	R277,215	R282,994	R280,678	R292,490	R241,585
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	—	—	97	314	—
Insurance reimbursement (1)	—	—	3,237	—	—	—
Decrease in restructuring cost provision	22	333	—	—	—	—
Less:
Depreciation (2)	(5,059)	(75,037)	(61,099)	(47,887)	(41,201)	(36,792)
Amortization (3)	(3,208)	(47,586)	(46,294)	(44,941)	(56,985)	(53,040)
Impairment (4)	(322)	(4,776)	(1,646)	(379)	(5,158)	(1,332)
Share-based compensation costs	(392)	(5,820)	(7,578)	(4,611)	(3,151)	(2,001)
Equity-settled share-based compensation costs	(528)	(7,838)	(5,220)	(4,611)	(3,151)	(2,001)
Cash-settled share-based compensation costs (5)	136	2,018	(2,358)	—	—	—
Net loss on sale of property, plant and equipment and intangible assets	(14)	(208)	(456)	—	—	(430)
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	—	—	—	—	(394)	—
Restructuring costs (6)	—	—	(11,267)	(2,745)	—	—
Non-recurring initial public offering costs	—	—	—	(8,503)	—	—
Transaction costs arising from the acquisition of a business	—	—	(93)	(211)	(38)	—
Transaction costs arising from investigating strategic alternatives (7)	(340)	(5,037)	—	—	—	—
Net litigation costs (8)	—	—	(7,937)	—	—	—
Operating profit	9,377	139,084	149,861	171,498	185,877	147,990
Finance income/(cost) - net	10,134	150,327	80,778	40,660	(6,011)	(4,475)
Taxation	(7,208)	(106,920)	(81,623)	(60,574)	(51,400)	(40,275)
Profit for the year	$12,303	R182,491	R149,016	R151,584	R128,466	R103,240

(1)	Insurance reimbursement related to the helicopter asset impaired during the second quarter of fiscal year 2015.

(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).

(3)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

(4)
Fiscal year 2016 includes R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices. In fiscal year 2015, asset impairments included R0.5 million impairment of computer equipment and furniture and fittings, R0.6 million related to the helicopter asset and R0.5 million impairment of capitalized product development costs. In fiscal year 2014, the asset impairments were related to product development costs and furniture and fittings. In fiscal years 2013 and 2012, the amounts were related to the impairment of product development costs capitalized.

(5)	Cash-settled share-based payments are described in note 21 to our consolidated financial statements.

(6)
Restructuring costs incurred in 2015 are described in note 20 to our consolidated financial statements. In 2014, the Europe fleet solutions segment implemented a restructuring plan, which resulted in operating cost savings for the segment.

(7)	Transaction costs arising from investigating strategic alternatives are described in note 24 to our consolidated financial statements.

(8)	Net costs relating to litigation and the related insurance proceeds in 2015 are described in note 24 to our consolidated financial statements.

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
A reconciliation of adjusted earnings attributable to owners of the parent to profit attributable to owners of the parent is presented below.

Reconciliation of adjusted earnings
	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
	(In thousands)
Profit attributable to owners of the parent	$12,337	R182,989	R149,622	R151,589	R128,471	R103,240
Net foreign exchange (gains)/losses	(9,711)	(144,038)	(73,525)	(38,128)	4,681	1,602
Income tax effect on the above component	3,280	48,647	25,873	10,458	(1,098)	(249)
Adjusted earnings attributable to owners of the parent	$5,906	R87,598	R101,970	R123,919	R132,054	R104,593

Weighted average number of ordinary shares in issue
Basic ('000)	775,139	775,139	789,316	732,171	658,456	657,045
Diluted ('000)	783,414	783,414	804,385	768,306	674,772	662,322

A reconciliation of earnings per share to adjusted earnings per share is presented below.

Reconciliation of earnings per share to adjusted earnings per share
	For the year ended March 31,
	2016	2016	2015	2014	2013	2012
Basic earnings per share ($/R)	$0.02	R0.24	R0.19	R0.21	R0.20	R0.16
Net foreign exchange (gains)/losses	(0.01)	(0.19)	(0.09)	(0.05)	0.01	0.00
Income tax effect on the above component	0.00	0.06	0.03	0.01	(0.01)	(0.00)
Basic adjusted earnings per share ($/R)	$0.01	R0.11	R0.13	R0.17	R0.20	R0.16
Exchange rates
The following table shows the exchange rates (published by the South African Reserve Bank until March 31, 2014, and Oanda.com thereafter) of South African Rand for U.S. Dollars (per $1.00) for the periods and dates indicated. Since exchange rates are determined by the market, there can be no assurance that the exchange rate will be maintained at current levels. The average rate is calculated by using the average of the exchange rates on each day during a monthly period, and the average of the exchange rates on the last day of each month during an annual period.

	High	Low	Average	Period-end
Fiscal year ended March 31,
2016	16.8231	11.7694	13.8856	14.8330
2015	12.4792	10.3068	11.0646	12.0907
2014	11.3573	8.8762	10.2102	10.5953
2013	9.3247	7.6268	8.5386	9.2521
2012	8.5423	6.5962	7.4544	7.6820
2011	7.9704	6.6224	7.1688	6.7820

Month
June 2016 (through June 15, 2016)	15.6698	14.8001	15.1747	15.2808
May 2016	15.8673	14.2320	15.3087	15.7689
April 2016	15.1544	14.2320	14.6151	14.2320
March 2016	15.9862	14.8330	15.3875	14.8330
February 2016	16.2087	15.1988	15.8033	16.0452
January 2016	16.8231	15.4641	16.2684	15.8748
December 2015	15.8939	14.3529	15.0323	15.5419
On June 15, 2016, the exchange rate of South African Rand for U.S. Dollars, as reported by Oanda.com, was R15.2808 per $1.00.
3B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3C. REASONS FOR OFFER AND USE OF PROCEEDS
Not applicable.

3D. RISK FACTORS
Important factors that could cause actual financial, business or operating results to differ materially from expectations are disclosed in this annual report, including without limitation, the following risk factors. In addition to the risks listed below, we may be subject to other material risks that, as of the date of this report, are not currently known to us or that we deem immaterial at this time.

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
We provide our solutions principally on a subscription basis, typically with an initial subscription term of three to five years and renewal terms varying from one to five years, or, for certain customers, on a month-to-month basis. However, our customers have no obligation to renew their subscriptions after the initial term or after any renewal term expires. We may be unable to retain existing customers and, as a result, our revenue would be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including:

•	the belief that our solutions are not required for their needs or are not cost-effective;

•	a desire to reduce discretionary spending;

•	a belief that our competitors' solutions provide a better value;

•	changes in our customers' business, and regulations impacting our customers' business that may decrease the need for our fleet and mobile asset management solutions;

•	economic downturn in our customers' industry;

•	because of a reduction in discounts offered by insurers to vehicle owners who have installed our products; or

•	a belief that a return on investment cannot be demonstrated.
Our enterprise fleet management customers may also not renew for reasons entirely out of their control, such as the dissolution of their business. Enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease.
Our subscription contracts generally do not provide our customers with an early termination option without penalty. However, if customers do not honor their subscriptions for the full term, our remedies may be limited to re-negotiation of contract terms or legal recourse through the courts, which may not be successful or cost-effective, and we may not be able to recoup all of our costs.
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
The development of new or improved products, systems or technologies that compete with our products may render our products less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace, and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Industry consolidation may result in increased competition, which could result in a loss of customers and/or a reduction in revenue.
Some of our competitors have made, or may make, acquisitions or enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in competitors with more compelling service offerings or greater pricing flexibility than we have or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of subscribers and/or a reduction in revenue.
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
We may expand by acquiring or investing in other companies, which may divert our management's attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.
We may in the future acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act, No.71 of 2008, or the "Companies Act", we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without stockholder approval by way of special resolution. In terms of Johannesburg Stock Exchange ("JSE") Listings Requirements, an acquisition or disposal constituting 30% or more of the market capitalization of the acquiring entity, will require stockholder approval. Consequently, these transactions, even if undertaken and announced, may not close.
An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company's technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

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
We have announced that we have entered into an agreement for the specific repurchase of shares from a related party. There can be no assurance that this agreement will be completed, nor can we assure you that the transaction will be on terms that you find favorable.

We have announced that we have entered into an agreement (the "share repurchase agreement") with Imperial Holdings Limited ("Imperial Holdings") and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"), a wholly owned subsidiary of Imperial Holdings, which currently holds 25.01% of the Company's issued share capital, to repurchase all 200,828,260 of the Company's shares held by Imperial Corporate Services (the "repurchase shares") at R2.36 per repurchase share, for an aggregate repurchase consideration of R474.0 million. There can be no assurance that this agreement will be completed, nor that the agreement will be accretive for shareholders.

One group of distributors, under common ownership of the Imperial Group accounts for a significant portion of our sales in the Africa segment. Should the agreement be completed, we will continue to have preferred supplier status with the Imperial Group within South Africa for a period of three years, after which there is no guarantee that we will continue to hold preferred supplier status with the Imperial Group. The agreement also includes a restraint in our favor whereby the Imperial Group undertakes not to acquire a business which competes with the Group for a period of two years, after which there is no guarantee that the Imperial Group will not acquire a competitor. A clause in the agreement also bars the solicitation of certain key staff by the Imperial Group for a two year period, after which there is no guarantee that these key staff members will not be employed by the Imperial Group. These items could materially and adversely affect our business, results of operations and financial condition.

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
In the Middle East and Australasia segment and the Americas segment, we generate significant revenues from the oil and gas sector, and we may not be able to diversify and/or enter into new verticals, which could materially and adversely affect our ability to grow our business and increase revenue.
We depend on certain key suppliers and vendors to manufacture our hardware, and an interruption in the supply of our hardware could impair our production capacity, which would impact our ability to supply hardware to customers.
We currently purchase key GSM (Global System for Mobile communications) module components of our hardware from one key supplier. These modules and many of the other components used in the manufacture of our products have extended lead times on orders. We do not have volume commitments to or from this supplier, and therefore cannot require them to deliver components to us. Interruption in the supply of components from suppliers would significantly impact our operations and require us to identify and integrate our manufacturing and supply logistics with an alternate supplier, or use a substitute component, which could materially and adversely affect our business, results of operations and financial condition.
In addition, we currently depend principally on two vendors in South Africa to manufacture our hardware on a contract basis. Each of these contracts is terminable on 12 months' written notice. We have no financial control over, and limited operational influence on these suppliers and the conduct of their businesses. These suppliers could, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Our two contract manufacturers produce different products for us and production capacities at these facilities are not interchangeable in the short term. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take as much as three to five months, or longer, to replace production capacity. Interruption in the supply of hardware from our contract manufacturers could materially and adversely affect our production capacity and hence our ability to fulfill sales orders.
We depend on our network of dealers and distributors to sell our solutions and adverse changes in our relationships with significant dealers and distributors could cause a decline in sales.
We currently distribute our products to small fleet operators and consumers both directly and through various distribution channels, including automobile dealers, aftermarket automotive parts and service suppliers, and automobile insurers and retailers, which we collectively refer to as "distributors".
We currently distribute our products to enterprise fleet customers, being large enterprise fleets, to small fleet operators, both directly and through third parties, who are assigned specific geographic territories in which they can sell, which we refer to as "dealers".
We sell our solutions both directly and through our global network of independent dealers and distributors. We are dependent on our dealers and distributors, who account for a meaningful percentage of our total sales. Additionally, the terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are mostly non-exclusive. Our dealer agreements generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice, generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor, or group of related dealers and distributors, accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially, which could materially and adversely affect our business, results of operations and financial condition.
We depend on our cellular network providers for the transmission of data from installed in-vehicle devices to our data centers and we would incur significant costs if the services of these network providers became unavailable to us.
We contract with cellular network providers in each of our markets to provide cellular network services. These cellular networks transmit data from our customers' in-vehicle devices to our data centers, where it is managed for the benefit of our customers. Certain of our installed in-vehicle devices contain a SIM card that is compatible with a specific cellular network provider. If a cellular network provider in one of our markets were to refuse to continue contracting with us for any reason, or were to go out of business, we could incur significant costs related to the replacement of SIM cards for our customers and could suffer damage to our reputation and customer relationships. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
The markets in which we participate are highly fragmented and competitive, with relatively low barriers to entry, and such competition could result in reduced operating margins, increased sales and marketing expenses, and the loss of market share.
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
We compete with a number of companies in each of the geographic markets in which we operate. Such competition could result in reduced operating margins, increased sales and marketing expenses and the loss of market share, any of which would harm our operating results. We expect competition to intensify in the future with the introduction of new technologies, the use of mobile devices and new market entrants from outside the telematics industry, such as enterprise software vendors.
The market for safety and security solutions is highly competitive. We compete in the safety and security solutions market primarily on the basis of the technological innovation, value-added services offered, brand recognition, rate of successful recoveries of mobile assets, and quality and price of our products and services. Our most competitive market is the vehicle and mobile asset tracking and recovery solutions market, due to the existence of a wide variety of competing products and services, and alternative technologies that offer various levels of protection and tracking capabilities. Some of these competing products and services, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which may make it more difficult to compete for such subscribers. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate, or new competitors may enter the safety and security solutions market.
We could be exposed to product liability claims, which could result in significant damage to our reputation and material economic loss.
Our products, and the batteries that many of them contain, could malfunction and cause damage to our customers' property. In particular, the rechargeable batteries in our in-vehicle devices may be prone to leaking due to environmental factors, such as extreme weather conditions or overuse. Leaks in these batteries could damage our customers' in-vehicle devices and vehicles. Our safety and security solutions may be disabled or prove to be ineffective as a result of techniques employed by car thieves, or the discovery of technological weaknesses by such persons. If there were a systematic failure of any of our products, we could suffer significant damage to our reputation, and any insurance we maintain might not be sufficient to prevent us from suffering a material economic loss.
Failure of businesses to adopt fleet management solutions could reduce the demand for our solutions.
We derive, and expect to continue to derive, substantial revenue from the sale of subscriptions for fleet management solutions to commercial customers. Widespread acceptance and use of fleet management solutions is critical to our future revenue growth and success. If the market for fleet management solutions fails to grow, or grows more slowly than we currently anticipate, demand for our solutions would be negatively affected.
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
A reduction in sales of new vehicles could reduce our addressable market for solutions. New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers' discretionary spending, or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate, may also impact the volume of new vehicle sales. A decline in sales of new vehicles in the markets in which we provide our solutions would result in reduced demand for such products and services, which could materially and adversely affect our business, results of operations and financial condition.
Demand for our fleet management solutions decreases when prices for crude oil and natural gas decrease, which could materially and adversely affect our revenue.
Demand for our fleet management solutions can fluctuate with the prices for crude oil and natural gas, which impacts the attractiveness of our services and also directly affects our customers in the oil and gas industry, from whom we derive a significant portion of our revenues. Generally, lower oil and gas prices reduce the return on investment for many of our customers. Gains in fuel efficiency may lead to a relative decrease in the return on investment of our solutions perceived by our customers. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices may affect our customers' spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, could materially and adversely affect our business, results of operations and financial condition.
Changes in practices of insurance companies in the markets in which we provide our solutions could materially and adversely affect demand for products and services.
We depend in part on the practices of insurance companies in some of our markets to support demand for certain of our products and services. For example, in South Africa, which is currently the largest market for our products and services, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from insurance companies' continued practice in the South African and certain other markets of:

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
We face many risks associated with our existing and potential new international operations, which could prevent us from successfully expanding into new geographic markets, or operating successfully in existing geographic markets.
We are a global company with substantial assets located in a number of countries. We provide our services in approximately 120 countries with 17 offices in nine countries. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets, or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.
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
Our European Regional Sales Office is headquartered in England. Britain voting to leave the European Union could adversely affect our European business.
Britain’s referendum and the consequential decision to leave the European Union, could negatively impact our business.
Britain has gone into a potentially lengthy period of uncertainty as it decides how best to exit from the European Union. As a result we could experience low growth in the region due to indecision as businesses hold off on investment decisions. The cost of servicing Europe from England may no longer be a viable option, and we may need to consider alternative options. Our costs of having an England-headquartered business may increase as a result of the potential weakening of the British Pound. It is possible that Europe will not continue to trade as a single market with Britain, and it is unlikely Britain will still be party to trade agreements signed by the European Union; this could lead to increased customs duties, tariffs and withholding taxes for the sale of our hardware and services into Europe, and may result in us being less profitable.
Security or privacy breaches in our electronic transactions may expose us to additional liability or result in a loss of customers, either of which events could harm our business.
Any inability on our part to protect the security of our platforms or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches, and deterring users from using our product. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. We cannot assure you that our current security measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks or address the security and privacy concerns of existing and potential users. Any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation.
We rely on third-party encryption and authentication technology to provide secure transmission of confidential information over the Internet, including customer bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography, or other events or developments, could result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations, and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized use of bank account numbers, our business, results of operations and financial condition could be materially and adversely affected.
Our operating results may be harmed if we are required to collect sales, use, services or other related taxes for our solutions in jurisdictions where we have not historically done so.
We do not believe that we are required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions, could result in substantial tax liabilities, including interest and penalty charges for past sales and decrease our ability to compete for future sales. We review applicable rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, we voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due. Furthermore, we cannot be certain that we have made sufficient reserves on our consolidated financial statements to cover taxes.
Although our client contracts provide that our clients must pay all applicable sales and similar taxes, they may be reluctant to pay back taxes, and may refuse responsibility for interest or penalties associated with those taxes. If we are unable to collect and pay back taxes and the associated interest and penalties, we will have incurred unplanned expenses that may be substantial.
An actual or perceived reduction in vehicle theft and crime rates, may adversely impact demand for certain of our solutions, which could result in a loss of customers and a decline in growth.
Demand for our vehicle tracking and asset recovery solutions is influenced by prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various factors, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, and improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in our markets decline significantly, or if vehicle owners or insurance companies believe that vehicle theft rates have declined or are expected to decline, demand for some of our products and services may decline, which could result in a loss of customers and a decline in growth.
We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.
Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or the "FCPA", various export controls and economic sanctions programs, including those administered by the U.S. Treasury Department's Office of Foreign Assets Control, or the "OFAC", as well as Australian and European sanctions. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.
The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business, or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act, or the "Bribery Act", has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate, lack a developed legal system and have higher than normal levels of corruption.
Economic sanctions programs restrict our business dealings with certain sanctioned countries, persons and entities. In addition, because we act through dealers and distributors, we face the risk that our dealers, distributors and customers might further distribute our products to a sanctioned person or entity, or an ultimate end-user in a sanctioned country, which might subject us to an investigation concerning compliance with OFAC or other sanctions regulations.
Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that are designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation.

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
Operating in emerging markets subjects us to greater risks than those we would face if we only operated in more developed markets, which could increase our operating costs and inhibit our growth plan.
Emerging markets, including Africa, Eastern Europe, the Middle East, Asia and South America, are subject to greater risks than more developed markets. The Middle East region is experiencing ongoing instability, which has affected and may continue to affect our growth in the area. Brazil is experiencing significant political upheaval and economic issues which affects our growth in the region and our ability to introduce new services to the region. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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
Various laws and regulations associated with the Internet and data privacy are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them. Although we have implemented procedures designed to comply with international best practices, we have not undertaken a formal legal review to determine our compliance with data privacy and data security laws in jurisdictions outside South Africa. Furthermore, there can be no assurance that our employees, contractors and agents will not take actions in violation of any policies we do establish regarding data privacy, particularly as we expand our operations through organic growth and acquisitions. While they may take actions in violation of policies, the Company remains responsible for, and obligated to implement policies and enter into contracts with service providers that require appropriate protections. Any violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, results of operations and financial condition.
The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. Additionally, as cloud computing continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies, or by private organizations for accessing the Internet, may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet, could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

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
The Protection of Personal Information Act, No, 4 of 2013 (the "POPI Act") was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and we do not believe the POPI Act's implementation will have a material impact on our business.
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
We have sought to implement international best practices regarding data privacy and data security. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients' ability to use and share this data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease and our costs could increase. We might also have to limit the manner in which we collect information, the types of information that we collect, or the solutions we offer. Any of these would materially and adversely affect our business, results of operations and financial condition.
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
Reduction in regulation in certain markets may adversely impact demand for certain of our solutions by reducing the necessity for, or desirability of, our solutions.
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
Failure to correctly implement a new Enterprise Resource Planning ("ERP"), Customer Relationship Management System ("CRM") and Billing System could have a material and adverse affect on our operations.
We are currently implementing a new fully-integrated Group-wide ERP, CRM and billing system with the aim of enabling management to achieve enhanced quality, reliability and timeliness of information; improved integration and visibility of information stemming from different management functions and countries; and optimization and global management of corporate processes.
The adoption of a new ERP and billing system, which will replace the existing accounting systems, poses several challenges relating to, amongst other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data, and the potential instability of the new system. We are aware of the potential risks associated with a global system implementation and intend to adopt mitigation plans and contingency plans that include a phased approach and the pilot of a small business division before embarking on the full roll-out in order to ensure business continuity.  However, there can be no assurance that a new ERP and billing system will be successfully implemented and failure to do so could have a material adverse effect on our operations and ability to execute on our growth strategy.
If the accounting estimates we make, and the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may be adversely affected.

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgements about, among other things, warranty and maintenance provisions, income taxes, impairment estimates, useful lives of customer relationships and product development costs, capitalization of development costs and the level of receivable allowances. These estimates and judgements affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us, and related disclosure of contingent liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, actual results may differ materially from our estimates and we may need to, among other things, accrue additional charges that could adversely affect our results of operations, which in turn could adversely affect our stock price. In addition, new accounting standards, amendments and interpretations of accounting standards have occurred and may occur in the future that could adversely affect our reported financial results.

Risks Relating to Intellectual Property
We have not traditionally relied on patents to protect our intellectual property, and we rely on trade secrecy laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, which provide only limited protection and may subject us to litigation.
Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. We rely primarily on trade secrecy laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights, all of which provide only limited protection and may not currently, or in the future, provide us with a competitive advantage. Our confidentiality agreements with our employees, licensees, independent contractors and other advisers may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or develop similar technologies and processes, and, in either event we would not be able to assert trade secret rights.
We also rely, to a limited extent, on patent, trademark and copyright law. A patent covering certain aspects of our Beam-e product was issued in South Africa during fiscal year 2014 and a patent covering a method for driver verification was issued during fiscal year 2015. A further application is pending in Brazil. We have traditionally not sought patent protection over our intellectual property. As a result, we may not be able to successfully defend our intellectual property from third-party infringement.
We cannot assure you that any future trademark registrations will be issued for pending or future applications, or that any registered trademarks will be enforceable, or provide adequate protection of our proprietary rights, or that any such trademarks will not be challenged, invalidated, or circumvented.
Effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available, or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we have taken, and will take, may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Any of the foregoing events could materially and adversely affect our business, results of operations and financial condition.
An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses.
The fleet management, mobile asset management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Much of this litigation involves patent-holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own limited patent portfolio may provide little or no deterrence. We have been subject to such claims in the past and may be in the future.
We have not historically conducted comprehensive art searches to determine whether our solutions infringe the patent rights of third parties in our current markets, or those we may enter in the future. Third parties may assert that we are infringing patents of which we are currently unaware and that would be disclosed by prior art searches. Our status as a public company in the United States will raise our visibility and may invite holders of patents who have not previously sought to enforce them against us, to bring or threaten claims for infringement or seek to negotiate royalty or other payments from us. The fact that we have relatively few patents associated with our intellectual property means that we may not be able to successfully defend our intellectual property from third-party infringement. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
We cannot assure you that we will prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. In addition, we are obligated to indemnify some of our customers and other contract counterparties against third parties' claims of intellectual property infringement based on our solutions. If our solutions violate any third-party intellectual property rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms, or at all. Any efforts to redevelop our solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our solutions from the market could harm our business, financial condition and operating results.
Our software may contain undetected defects or software errors, which could result in damage to our reputation or market rejection of our products.
We must update our solutions quickly to keep pace with the rapidly changing market, including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new releases. Our solutions could contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be free from errors or defects, which could result in damage to our reputation or harm to our operating results.
We warrant that our hardware will be free of defects for various periods of time. The operation of the hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our fleet customers by "over-the-air" wireless communication of the updated firmware directly to our customers' in-vehicle devices. If the firmware does not function as expected and it prevents the uploading of updated firmware, then the problem could not be corrected by an the over-the-air update and would require direct servicing of the installed on-board computer by trained personnel, which imposes a very significant cost on us. Variations among communications protocols in the markets in which we operate enhance the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages so that the success of deployment to a small number of in-vehicle devices can be assessed before the installment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.
Our "over-the-air" transmission of firmware updates could permit a third party to disable our customers' in-vehicle devices or introduce malware into our customers' in-vehicle devices, which could expose us to customer claims.
"Over-the-air" transmission of our firmware updates potentially provides the opportunity for a third party, who has deep inside knowledge of our systems, to modify or disable our customers' in-vehicle systems or introduce malware into our customers' in-vehicle systems. No such incidents have occurred to date, but there can be no assurance that they will not occur in the future. Damage to our customers' in-vehicle devices as a result of such incidents could only be remedied through direct servicing of their installed in-vehicle devices by trained personnel, which would impose a very significant cost on us, particularly if the incidents were widespread. Moreover, such incidents could expose us to claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware, or with our customers' in-vehicle devices during such process, could materially and adversely affect our business, financial condition and results of operations.

Any significant disruption in service on, or security breaches of, our SaaS platform or computer systems, could compromise our information, damage our reputation and result in a loss of customers.
Our brand, reputation, and ability to attract, retain, and serve our customers depend upon the reliable performance of our service and our customers' ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. We collect and store sensitive data, including data transmitted from our customers' in-vehicle devices concerning the location of their mobile assets, as well as personally identifiable information concerning our customers and employees. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, any of which could limit our customers' ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and operating results, including causing us to issue credits to customers, subjecting us to potential liability, reducing our customer retention rates, or increasing our cost of acquiring new customers, any of which would have the effect of reducing our revenue and could materially and adversely affect our business, results of operations and financial condition.
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
Certain of our customer agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers, or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these customers with credits for future subscriptions, provide services at no cost or pay other penalties, which could adversely impact our revenue. Additionally, if our contracted or physical capacity is unable to keep up with our growing needs, this could have an adverse effect on our business. Our disaster recovery systems are located at our third-party hosting facilities. We use a redundant architecture and regularly review and increase capacity. However, our systems have not been tested under all disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services could materially and adversely affect our business, results of operations and financial condition, cause us to issue refunds to customers, subject us to potential liability, or adversely affect our subscriber retention rates.
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

In addition, we incorporate some open source software into our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open source license, any of which could adversely affect our business.
We depend on third-party technology, including cellular and GPS networks, and any disruption, failure or increase in costs could impede the functionality of our solutions.
Two critical links in our current solutions are between in-vehicle devices and GPS satellites and between in-vehicle devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our in-vehicle devices, requiring retrofitting of our in-vehicle devices, could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility, in order to maximize expected useful life of our in-vehicle devices. However, cellular carriers could in the future discontinue support for our currently utilized cellular technologies. Also, while we have included the ability to store GPS data in our in-vehicle devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would adversely affect our solutions' functionality and utility and harm our financial results.
GPS is a satellite-based navigation and positioning system consisting of a network of orbiting satellites. These satellites and their ground support systems are complex electronic systems, subject to electronic and mechanical failures and possible sabotage and it is not certain that the U.S. government will remain committed to the operation and maintenance of GPS satellites in the future. In addition, technologies that rely on GPS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solutions. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals, but we cannot assure you that it will not do so in the future.
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
The South African Rand is the primary operating and financial reporting currency for our business operations. Depreciation in the South African Rand may negatively impact the prices at which our ADSs trade. The U.S. Dollar/South African Rand, Euro/South African Rand, Australian Dollar/South African Rand and British Pound/South African Rand exchange rates have historically been volatile and we expect this volatility to continue. We provide detailed information about historical U.S. Dollar/South African Rand exchange rates in "Item 3A. Selected Financial and Operating Data".
Due to the significant fluctuation in the value of the South African Rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of our ADSs and/or increase their volatility. During fiscal year 2016, the South African Rand/U.S. Dollar exchange rate averaged R13.78 and fluctuated between a high of R16.82 and a low of R11.77. This compares to an average exchange rate of R11.06, during fiscal year 2015, which fluctuated between a high of R12.48 and a low of R10.31. The South African Rand exchange rate is affected by various international and South African economic and political factors. For further information on the South African Rand/U.S. Dollar exchange rate movements post the end of fiscal year 2016 please refer to "Item 3A. Selected Financial and Operating Data".
A significant portion of the proceeds from the IPO are held in U.S. Dollars and therefore subject to the South African Rand/U.S. Dollar exchange fluctuations. We also operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the Euro, the Australian Dollar, Brazilian Real and the British Pound. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. We have implemented a foreign currency hedging policy to reduce our net exposure, on certain recognized assets and liabilities, to fluctuations in foreign currencies which is primarily based on economic hedging principles of managing certain of our on balance sheet risk, as opposed to using derivative financial instruments. We do not attempt to hedge currency translation risk. Our future attempts to hedge against foreign currency risk could be unsuccessful and expose us to losses.
If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.
The South African government, through the Broad-Based Black Economic Empowerment Act, No 53 of 2003 (as amended by the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013), the codes of good practice and industry charters published pursuant thereto, collectively "B-BBEE", has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE. The B-BBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013. The new B-BBEE Codes came into effect on May 1, 2015, and have different requirements and emphases to the old codes. This may negatively affect our B-BBEE scorecards, which we believe may also be the case for our local competitors.
B-BBEE objectives are pursued in significant part by requiring parties who contract with corporates, governmental or quasi-governmental entities in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Parties improve their B-BBEE score when contracting with businesses that have earned good B-BBEE ratings in relation to their scorecards (this includes especially black-owned smaller businesses – Exempted Micro Enterprises with an annual turnover of less than R10 million and Qualifying Small Enterprises with a turnover of between R10 million and R50 million). We have two material end customers both requiring us to maintain a B-BBEE rating level 4 as measured under the revised B-BBEE scorecard. The combined value of these contracts was 5.6% of our total revenue for fiscal year 2016. One of these agreements has a 15-month remaining term and requires us to meet further specifically agreed compliance targets. This is measured on a quarterly basis and relates to equity ownership, preferential procurement (sub-contracting) and skills development. The entity servicing these end customers currently exceeds the required B-BBEE level.
It is important for us to achieve applicable B-BBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, management control (employment equity), preferential procurement from businesses with significant black ownership, skills development and socio-economic development. We have also appointed professional advisers who are specialists in this area to assist our South African strategy to ensure we create a sustainable business that can best meet these objectives. However, it is possible that these actions may not be sufficient to enable us to achieve applicable B-BBEE objectives under the new scorecard. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
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
The ruling party which has controlled the South African government since democracy has committed itself to creating a stable, democratic, free market economy, which it has achieved to a great extent. It remains difficult however, to predict the future political, social and economic direction of South Africa or the manner in which any future government will attempt to address the country's inequalities. It is also difficult to predict the impact of addressing these inequalities on our business. Furthermore, there has been regional, political and economic instability in countries neighboring South Africa, which could materially and adversely affect our business, results of operations and financial condition.
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
South African companies are subject to exchange control limitations, which could hinder our normal corporate functioning, particularly given our significant expansion outside of South Africa in recent years. Exchange controls have been relaxed in recent years and may continue to be relaxed (for example, we have established a domestic treasury management company which is discussed in "Item 10D. Exchange Controls"). However South African companies remain subject to certain restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area, which includes South Africa, Namibia, Lesotho and Swaziland. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. These restrictions or any adverse changes to these restrictions could materially and adversely affect our business, results of operations and financial condition.

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
Market prices for securities may be volatile in response to various factors, some of which are beyond our control. Such volatility could negatively impact the perceived value and market prices of our ordinary shares or ADSs. In addition to the risks described in this 'Risk Factors' section of the annual report, some of the factors that may cause these market prices to fluctuate include:

•	actual or anticipated fluctuations in our financial results or the financial results of our competitors;

•	loss of existing customers or inability to attract new customers;

•	actual or anticipated changes in our growth rate;

•	our announcement of results for a financial reporting period that are lower than expected, whether caused by our results of operations or by currency fluctuations;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our solutions to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	changes in our capital structure, including issuances or repurchases of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products, technologies, services, contracts, acquisitions, or strategic alliances;

•	success of competitive products or services;

•	regulatory developments in South Africa, the United States or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	breaches of security;

•	general perception of the future of the fleet and mobile asset management market or our solutions;

•	sales of ADSs or ordinary shares by our shareholders;

•	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs; and

•	changes in general economic, industry, and market conditions.
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

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially harm the market price of our ordinary shares and ADSs. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and harm our business, operating results, and financial condition.
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
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition, particularly after we are no longer an emerging growth company or an "EGC".
We are required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission ("SEC"). Complying with these reporting and regulatory requirements is time consuming, which may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the "Exchange Act", and the requirements of the Sarbanes-Oxley Act of 2002 ("SOX"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports (and we must file or make public certain additional information reports in our home country) with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Furthermore, as our business changes and if we expand through acquisitions, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect out operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market's confidence in our financial statements and negatively affect our share price.
As an EGC, as defined in the Jumpstart Our Business Startups or "JOBS" Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

Certain provisions of South African law may limit or otherwise discourage a takeover or business combination that could otherwise benefit our shareholders.
Various transactions including, without limitation, those which result in a person, or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% of more of the voting rights at meetings of our shareholders will be subject to the Fundamental Transactions and Takeover Regulations, or the "Takeover Regulations", promulgated in terms of the Companies Act, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.
A transaction will be subject to the approval of the competition authorities in terms of the Competition Act, No 89 of 1998, as amended ("Competition Act"), if it results in the acquisition of "control", as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction (falling within its scope) from being implemented without the necessary approvals.
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
At June 15, 2016, our executive officers, directors, current 5% or greater shareholders and entities affiliated with them, beneficially own approximately 51.5% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. Also, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See "Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future". Consequently, this concentration of ownership may have the effect of preventing us from financing or completing an acquisition, delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.
Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.
The authority of our Board of Directors to issue additional securities is limited by JSE Listings Requirements and certain provisions of the Companies Act and Memorandum of Incorporation, and as a result we may be unable to access the capital markets on a timely basis when it is opportune to do so. Under the JSE Listings Requirements, the issuance of equity securities, or securities convertible into equity securities, for cash by our Board of Directors requires shareholder approval, either by means of a specific authority for a specific transaction or by way of a general authority, for a limited time period. If a general authority is not in place, we may experience extended delays and uncertainty in seeking shareholder approval of financing transactions and as a result may be unable to execute financings with available investors, on advantageous terms or at all. Moreover, while a general authority could allow our Board of Directors to issue for cash additional ordinary shares representing up to 15% of the ordinary shares outstanding at the time of the general authorization, as a practical matter, shareholders in the South African market are often reluctant to grant general authorities up to the 15% threshold. A general authorization would not permit our Board of Directors to issue ordinary shares for cash with a greater than 10% discount to the 30-day volume-weighted average price, or "VWAP", as of the issuance date, which, if we were to experience significant financial difficulties in the future, could prevent us from obtaining funds when needed. Shareholders owning greater than 25% of our outstanding ordinary shares have the ability to block an issuance of ordinary shares for cash or any approval of a general authorization to our Board of Directors. Our concentrated ownership structure exacerbates the delays and limitations on capital markets transactions described above and could materially and adversely affect our business, results of operations and financial condition. While we will be able to issue non-convertible debt securities without shareholder approval, we will not be able to grant any voting rights to debt holders, which would be likely to increase the cost of any such debt issuance to the Company.
The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.
Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At April 29, 2016, total market capitalization amounted to R15,245.5 billion ($1,027.8 billion) and this market capitalization was represented by 396 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited. The Bank of New York Mellon or "BNYM" serves as depositary ("the depositary") with respect to the ADSs.
Holders of our ADSs in the United States may have difficulty bringing actions, and enforcing judgements, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
We are incorporated in South Africa. The majority of our directors and senior management (and certain experts named herein) reside outside of the United States. A significant portion of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or us a judgement obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgement is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court that pronounced the judgement had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgement is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgement has not lapsed;

•
the recognition and enforcement of the judgement by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgement was not obtained by fraudulent means;

•	the judgement does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgement is not otherwise precluded by the provisions of the South African Protection of Businesses Act of 1978, as amended ("POB Act").
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

We are an emerging growth company ("EGC") and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely impact the price of our ADSs and result in a less active trading market for our ADSs.
We are an EGC, as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of SOX for an extended period of time.
We intend to take advantage of these disclosure exemptions until we are no longer an EGC. We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, as a result, it may adversely impact the price of our ADSs and there may be a less active trading market for our ADSs.
We will cease to be an EGC upon the earliest of:

•	the last day of fiscal year 2019;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.
We are a foreign private issuer ("FPI") and have disclosure obligations that are different from those of United States domestic listed companies, and are permitted in some cases to follow corporate governance standards applicable to South African companies, which may limit the protections afforded to investors.
We are an FPI for purposes of SEC rules and within the meaning of the NYSE corporate governance standards. As a foreign private issuer, we are not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that are less frequent and in certain respects less detailed than those of United States domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to United States domestic reporting companies or individual executive compensation information that is as detailed as that required of United States domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports on the same basis as United States domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act.
In addition, under the NYSE corporate governance standards, an FPI may elect to comply with the practices of its home country and not to comply with most corporate governance requirements applicable to United States companies with securities listed on the NYSE. We currently follow South African practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of domestic companies that are subject to all NYSE corporate governance requirements. For example, NYSE-listed companies that are not foreign private issuers are required to have a board of directors a majority of which satisfy NYSE listing standards for independence and to have fully independent audit, compensation and nominating committees of the board of directors. Although our Audit and Risk Committee members will be required to meet independence standards established by SEC rules, our independent directors will otherwise be subject to applicable South African standards for independence, which are different. Our Nominations and Remuneration Committee members will also be subject to applicable South African practice on corporate governance.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are an FPI and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or, (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to United States domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
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

For as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an EGC until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. Our remediation efforts may not enable us to avoid a material weakness in the future. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Holders of the ADSs may not receive dividend payments, which could cause you to lose some or all of the value of any dividend distribution.
Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval becomes necessary and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is permissible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency or distribute a payment to you, you may lose some or all of the value of any dividend distribution. Following the completion of our IPO of ADSs, we discontinued our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth. During fiscal year 2016, the Board decided to reintroduce our policy of paying regular dividends which, going forward, will be considered on a quarter-by-quarter basis.
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

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders' consent in a manner that could prejudice ADS holders.
You must act through the depositary to exercise your voting rights, as a result of which you may be unable to exercise your voting rights on a timely basis.
As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders' meetings by mail and the securities exchange news service of the JSE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the depositary as soon as practicable of any applicable meeting date. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. Subject to satisfaction of the foregoing standard, there is no specified number of days within which the depositary must mail ADS holders the notice of meeting and voting instructions. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions may not be voted at all.
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
There is a risk that we will be classified as a passive foreign investment company, or "PFIC", which could result in adverse United States federal income tax consequences to U.S. Holders of ordinary shares or the ADSs.
We may be classified as a PFIC for United States federal income tax purposes, which could result in adverse United States federal income tax consequence to U.S. holders.
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a PFIC for United States federal income tax purposes for our current taxable year ended March 31, 2016. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the U.S. holder. See "Item 10E. Taxation – PFIC Rules".

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
We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. Matrix Vehicle Tracking Proprietary Limited was renamed TeliMatrix Proprietary Limited in 2001, TeliMatrix Limited in 2007 and finally MiX Telematics Limited in 2008, subsequent to our listing on the JSE.
In 2007, we acquired Control Instruments OmniBridge Proprietary Limited and certain affiliated entities (which we refer to collectively as "OmniBridge"), which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful United States IPO, the Company's ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass Fleet Management ("Compass"), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group's hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
We currently have offices in the following locations:

Country	Office location
South Africa	Midrand, Stellenbosch, Durban, Cape Town, Bloemfontein and Nelspruit
United States	Boca Raton, Florida and Houston, Texas
United Kingdom	Birmingham and Swindon
Australia	Perth and Brisbane
United Arab Emirates	Dubai
Brazil	São Paulo
Thailand	Bangkok
Uganda	Kampala
Romania	Bucharest
Our agent for service of process in the United States is MiX Telematics North America, Inc. 750 Park of Commerce Blvd., Suite 100, Boca Raton, Florida 33487.
For further information on our principal investments and capital expenditures, see the description of our business in "Item 4B. Business Overview" and "Item 5B. Liquidity and Capital Resources".

4B. BUSINESS OVERVIEW
Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service or "SaaS". Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers' vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports.
We have a global presence, with customers located in approximately 120 countries across six continents. We currently serve a highly diverse customer base, including more than 5,000 fleet operators, which represented approximately 73% of our subscription revenue for fiscal year 2016. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 50 or more vehicles. Large fleets accounted for approximately 86% of our fleet subscriptions at March 31, 2016. We believe we have a satisfied customer base and, among our more than 600 large fleet operator customers, we experienced an annual customer retention rate in excess of 95% in fiscal year 2016. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, G4S, Halliburton, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.
We have consistently grown our customer base. As evidence of this growth, subscribers, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 18.7% from April 1, 2011, to March 31, 2016, and as of March 31, 2016, we tracked and managed over 566,000 subscribers. As a further indicator of our scale, in fiscal year 2016, we collected data on an average of approximately 98 million trips per month representing as many as 5.3 billion vehicle locations per month. The monthly price charged per subscriber varies among our customers depending on the services and features they require, hardware options, the customer size, route to market and the geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of subscribers but also by the evolving mix of our subscriber base.
Industry Overview
Challenges Facing Fleet Operators Worldwide
Fleet managers operate in an increasingly competitive and highly regulated global environment. Timely and accurate decision-making enabled by solutions that provide real-time visibility into vehicle location and driver performance is critical to managing a safe, efficient fleet. In some developing areas of the world, ensuring driver and vehicle safety and security is also particularly challenging given high crime rates, which have resulted in automotive insurance mandates and regulatory requirements for vehicle tracking. Consequently, fleet managers and consumers demand solutions that promote driver and passenger safety, mitigate risk, drive operational efficiencies, improve stolen vehicle recovery rates and reduce automotive insurance rates. The business environment for fleet managers is further complicated by the large number of transportation-related regulatory and compliance requirements worldwide, and the frequency with which rules and regulations change.
Legacy fleet management solutions inadequately address industry needs as many businesses use discrete manual processes, such as spreadsheet- and paper-based systems and telephones, to monitor vehicle and driver activity. These approaches are labor intensive, prone to error, do not provide continuous monitoring of fleets, make it difficult to optimize fleet utilization and manage operating costs and generate minimal business intelligence. Additionally, legacy fleet management technology frequently provides limited functionality beyond basic location-based tracking and makes it difficult for fleet operators to fully benefit from the cost savings and efficiency improvements associated with more robust fleet management offerings.

Fleet operators face many significant challenges, which can include:

•
Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented approximately 82% of total trucking operational costs per mile in 2014. Certain driving behaviors, such as speeding, harsh acceleration, harsh braking and excessive idling contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

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

•
Challenges in maintaining regulatory compliance. Internal compliance and reporting is driven by legislative and regulatory requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. This can be particularly burdensome for fleet operators managing large vehicle fleets in multiple jurisdictions. For example, in the United States, fleet operators can face numerous complex regulatory requirements, including mandatory hours of service compliance and fuel tax reporting and more recently electronic logging devices ("ELD") legislation that requires truck drivers to log their hours of service electronically by December 2017.

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

•
Managing the impact of crime. Vehicle crime rates in developing regions of the world often far exceed those in the United States and Western Europe, resulting in potentially significant costs for fleet operators and consumers. For example, we estimate that the rate of vehicle theft in South Africa is approximately three times higher than that in the United States.

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

•
Complying with regulatory mandates. The growing introduction of stringent Occupational Health & Safety legislation in developing markets is adding pressure to fleet operators, who need to fulfill their Duty of Care whilst also complying with laws regulating driving hours, rest time, fuel taxes, etc.

Industry Trends
There have been substantial advances in the capabilities, reliability and affordability of technologies that can be used to cost-effectively collect and disseminate large amounts of vehicle data and video footage. GPS positioning and advanced on-board systems generate valuable, objective real-time information, which provides the basis for driver and vehicle management solutions. Similarly, significant advances in the performance, reliability and affordability of fixed and wireless networks, computing power and data storage capabilities have supported the rise of cloud computing that enables the delivery of SaaS. These technological advances and market shifts have helped to foster demand for subscription-based fleet and mobile asset management solutions like ours.
While fleet and mobile asset management solutions can offer a wide range of features and benefits, the reasons for adopting these solutions often vary by customer type and geography. In developed regions, including North America and Western Europe, many fleet operators adopt fleet management software solutions in order to obtain greater visibility over their vehicles and mobile workforces, to achieve cost savings through efficiency improvements, including reduced fuel consumption, and to reduce regulatory compliance burdens. In many developing regions, including Eastern Europe, Latin America, Africa and parts of Asia, the security and asset protection features afforded by vehicle tracking and monitoring, resulting in greater asset visibility and a lower impact of theft, are also important reasons for the adoption of fleet and mobile asset management solutions. In Australia and parts of Africa, Asia, Europe and the Middle East, compliance with health and safety standards and policies are a key reason for adoption of these systems. Recognizing the variety of motivations influencing our existing and potential customers is an important aspect of developing and marketing our solutions.
Market Opportunity
We believe that the addressable market for our fleet management solutions is large, growing and under-penetrated. According to a report by ABI Research, there were almost 201 million commercial vehicles registered globally by the end of December 2015. Global fleet management penetration was estimated to be around 13.7%. ABI forecasts that by 2020 the number of registered commercial vehicles will exceed 246 million.
In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and under-penetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 7.8 million non-commercial passenger vehicles in operation in South Africa. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.
We believe there is a further opportunity to extend our asset tracking offering beyond fleets to corporate assets and believe there are opportunities outside of South Africa specifically in developing countries and in areas or locations where there is a high density of vehicles fitted with our fleet management solutions and a need to track corporate assets.
Our Solutions
Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks, and in fiscal year 2016, we collected data on an average of approximately 98 million trips per month representing as many as 5.3 billion vehicle locations per month.
The key attributes of our solutions include:

•
Highly scalable solutions. We have built our software solutions to scale and support geographically distributed fleets of any size. We currently provide services to more than 566,000 subscribers with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 subscribers.

•
Robust portfolio of features addressing a full range of customer needs. We believe we offer one of the broadest ranges of features for fleet and mobile asset management available. For example, for fleet efficiency, we offer vehicle tracking and analysis, fuel consumption and mileage analysis; for regulatory compliance, we offer compliance monitoring, hours of service tracking and fuel tax reporting; for driver improvement, we offer in-vehicle video monitoring and in-cab real-time driver feedback; for risk management, we offer driver scoring and analysis and journey management; and for safety and security, we offer vehicle and asset tracking, crash notifications and vehicle theft recovery.

•
Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand. For example, our premium fleet solution, MiX Fleet Manager, includes data reporting and analysis tools with more than 92 standard reports and the ability for customers to request custom fleet, vehicle and driver reports. We also offer a premium web-based business intelligence engine with enhanced analytics, reporting and data visualization tools for those customers seeking to perform highly granular analyses of large quantities of historical and real-time data and make the data available to customers in the format of their choice.

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

•
Software-as-a-service powered by a proven, reliable infrastructure. Our use of a multi-tenant SaaS architecture allows us to deliver fleet management applications that are highly functional, flexible and fast while reducing the cost and complexity associated with customer adoption. We support our SaaS delivered solutions with a proven infrastructure of redundant servers and other hardware located in secure third-party data centers. Over the last five years, we have consistently maintained overall system uptime of over 99.8%.

Our Offerings
We offer a range of solutions to address the needs of diverse customer segments. Our primary subscription-based offerings are:

•
MiX Fleet Manager. MiX Fleet Manager is our premier commercial fleet management solution. It is built on a new, scalable software platform for managing enterprise and small vehicle fleets. MiX Fleet Manager can be used to manage enterprise fleets which have over 15,000 vehicles. Fleet management systems provide a wide variety of complex data pertaining to driver behavior and the location, status and operational cost of vehicles and fleets. MiX Fleet Manager is an interactive, web-based system providing secure access to this complex data in a simple, intuitive manner. MiX Fleet Manager gives users live and historical views of driver and vehicle performance information, including vehicle tracking and status information as well as alerts and notifications. Together with our integrated Insight Reports, the solution provides fleet managers with actionable business intelligence in the form of reports and fleet analytics. The front-end of this system has been completely redeveloped under an internal project, which is designed to enhance the user experience and allow faster development of additional features. Customers can also subscribe to premium subscription-based applications supported on MiX Fleet Manager, such as:

◦
MiX Insight Analyzer, a sophisticated business intelligence suite that allows for the potential discovery of hidden trends and the implementation of innovative decisions. Our customers are able to annotate and collaborate on findings in real-time using MiX Insight Analyzer's social business discovery capabilities, which include items such as screenshots and annotations, shared bookmarks and Microsoft Office® integration.

◦
MiX Vision, an on-road and in-vehicle video recording solution, that allows fleet managers to record and monitor driver behavior and events. We believe MiX Vision addresses an important market need for in-vehicle surveillance, and MiX Vision is fully integrated with our premium fleet management solutions to enable event-driven or time based video recording.

◦
MiX Rovi, an in-vehicle display and communications system allowing fleet operators to streamline their fleet operations through improved communication between drivers and their back offices. Customized data inputs are configured in MiX Fleet Manager and can be updated locally or remotely via the Internet. For example, a fleet operator of delivery vehicles can set custom data inputs for information relating to deliveries, such as quantities delivered and collected, times of arrival and departure or time spent at unscheduled stops.

◦
MiX RIBAS, an in-cab driving aid that helps drivers improve their driving style. Using an unobtrusive system of symbols with red, amber and green status lights accompanied by audible warning tones, drivers receive feedback on their driving style in real-time, enabling customers to manage improvements in driver and vehicle performance and reductions in fuel consumption and accident rates.

◦
MiX Hours of Service, allows for the real-time monitoring and compliance of legislated or regulated hours of work for the United States, Canada and Europe. Recently mandated ELD legislation in the United States requires truck drivers to log their hours of service electronically by December 2017. European customers can also use our optional MiX 3D product to download and archive digital tachograph data as required by European law. This add-on was recently extended to accommodate regions with non regulated driving hours legislation, such as the Middle East and Africa, allowing fleet operators to easily set their own driving hours rules and measure activity to reduce fatigue related incidents.

◦
MiX Journey Management, offers an easy-to-use electronic alternative to paper-based systems that ensures all risks relating to journeys are readily visible to decision makers when it matters most. MiX Journey Management suits fleet operators across diverse industries, and is ideal for those with large fleets of vehicles that travel long distances and carry passengers or cargo.

◦
MiX Go, is a mobile phone based task management solution for effective communication and engagement with mobile fieldworkers, combining all the benefits of navigation, tracking and template-driven e-forms. Managers can create tasks for their employees via the MiX Fleet Manager platform, and keep an eye on the progress of these tasks from start to finish.

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

•
Beam-e. Beam-e leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. Each Beam-e device communicates with other nearby devices in order to form a crowdsourced network that interfaces with our systems. Rental car companies, consumers and owners of high-value mobile assets can use Beam-e to provide entry-level tracking and recovery services at an upfront cost and monthly subscription price point that is well below the cost of traditional vehicle tracking solutions. We currently offer Beam-e in South Africa and are evaluating opportunities for expansion into other geographies which are similar to South Africa, i.e., emerging markets and other verticals not necessarily related to vehicles but the tracking of corporate assets.

Customers deploy our solutions to collect real-time data from their vehicles and transmit this information to our secure third-party data centers for processing. We generally design our own hardware and firmware in order to ensure their modularity, quality and interoperability with our core subscription offerings. We outsource the manufacturing of these devices and seek to drive device costs down over time in order to reduce the upfront investment required by our customers. In addition to sales of these devices to customers, we offer customers the option of bundling our devices as a full service option, further reducing the capital investment required to access our solutions.
We believe our modular, proprietary designs and control over the entire ecosystem gives us an advantage over competitors who rely on third-party commodity in-vehicle devices because we are able to provide more customized solutions through our proprietary devices. Currently we have three types of in-vehicle devices, namely one for enterprise fleet management, and one for consumer vehicle management and light fleet management and Beam-e for entry-level vehicle and asset tracking and recovery.
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

•	Regulatory compliance. Customers can use our solutions to assist in regulatory compliance, for example hours of service and fuel tax reporting.

•	Vehicle and driver management. We provide functionality for customers to manage licenses, registrations, certifications, in-vehicle video monitoring and other vehicle and driver requirements.

•
Messaging. With MiX Rovi and MiX Go, fleet operators can communicate efficiently and effectively with their drivers. Custom menus direct driver workflow, jobs and navigation, ensuring drivers arrive at the correct destination and improving communication between fleet operators and their drivers.

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

•	Real time monitoring. We offer active real time driver behavior monitoring and risk management services.
Our Key Competitive Strengths
The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•
Globalized sales, distribution and support capabilities. We currently maintain a direct or indirect sales and support presence, with localized application support in multiple languages, in countries across Africa, Australasia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, G4S, Halliburton, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford, who often prefer to consolidate disparate fleet management systems.

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

•
Focus on safety and security. Most of our solutions incorporate safety and security features enabling our customers to enhance their drivers' and passengers' personal safety, encourage safe driving behavior, and protect their investment in their vehicles. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution to manage risk and fatigue-related incidents. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions. We perform training and land transport assessments for customers to assist them in establishing and maintaining safety levels. We believe our safety and security offerings also help our customers to reduce operating costs associated with the training of drivers.

•
Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology. We have made significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in fiscal year 2012, we introduced the Beam-e solution, which leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. In fiscal year 2014, we introduced MiX Vision, which provides customers with a premium subscription-based, in-vehicle video surveillance solution fully integrated with our premium fleet management solution. In fiscal year 2015, we started the rollout of a fully re-written software front end, MiX Fleet Manager, built on latest generation web technologies and added a revamped Hours of Service module. In fiscal year 2016, we released MiX Insight Agility, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution, on-line Journey Management, extended our Hours of Service solution for non regulated markets and MiX Go, a mobile phone based task management solution.

•
Longstanding, established market position. We have a 20-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators.

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

•
Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 110 dealers outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil, and continue to expand our network of strategic and sales distribution partners in other regions of the world. In addition to our primary hosted datacenters that serve multiple geographies, we also established two hosted datacenters in specific countries where local conditions require that the data be retained in country.

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

•
Continuing to introduce new, innovative solutions to address market demand. In fiscal year 2015, we completed the new software platform MiX Fleet Manager, we developed a revamped Hours of Service solution for the United States as well as a fully integrated solution for European Hours of Service and Digital Tachograph downloading to help European customers ensure legal compliance. We also completed the development of a new consumer hardware product which also caters for the light fleet market and released an upgrade to our premium Fleet Management hardware range. In fiscal year 2016, we added Journey Management, MiX Insight Agility, MiX Go, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution and extended our Hours of Service solution for non regulated markets. We are continually innovating and extending our solutions portfolio based on our assessment of market demand and trends.

•
Pursuing strategic acquisitions. Our industry is highly fragmented. Including the OmniBridge acquisition, we have consummated six acquisitions worldwide since our listing on the JSE in November 2007. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

Sales and Marketing
We offer our solutions in approximately 120 countries through a combination of our direct and indirect selling efforts. Our sales and marketing strategy is segmented by geographic region and customer type in order to cost effectively target and acquire new customers. In certain regions, we sell subscriptions of our fleet management solutions to large enterprise fleets through our direct sales force. In other regions, and for sales to small fleet operators and consumers, we work with an extensive distribution network of regional partners and national distribution dealers. Through our central services organization headquartered in South Africa, we provide common marketing, product management, technical and distribution support to each of our regional sales and marketing operations.

The following is a brief description of the main categories of our sales efforts.

•
Direct Sales. We focus our direct selling efforts on targeting, acquiring, servicing and upselling our premium solutions to large enterprise fleet operators and small fleet operators. We maintain sales offices in Australia, Brazil, Romania, South Africa, Thailand, Uganda, the United Arab Emirates, the United Kingdom and the United States. These offices sell directly to large enterprise fleet operators and small fleet operators in their respective regions and are also responsible for channel management for fleet solution distribution partners throughout their regions. Our sales and marketing approach with fleet customers is generally based on a combination of return on investment and the improvements in safety and security delivered by our solutions. Our South African sales offices also sell directly to consumers.

•
Indirect Sales – Enterprise Fleet. We have over 130 fleet dealers supporting customers in approximately 120 countries worldwide. These dealers are responsible for sales, marketing, technical support, installation and training of customers in their regions. We have introduced a partner accreditation program in order to assure a consistent customer experience across our dealers worldwide. We also offer marketing and support services to our dealers in order to enhance their selling success. We believe our large network of dealers provides us with a geographically diverse, highly effective channel for reaching local customers in countries where we do not currently have a direct presence.

•
Indirect Sales – Small Fleet Operators and Consumers. We currently manage a network of more than 700 distribution partners for our small fleet operator and consumer customers. Our distribution partners include automobile dealers, aftermarket automotive parts and service suppliers, automobile insurers and retailers. We believe our indirect distribution strategy for the small fleet operator and consumer markets provides us with a differentiated, cost-effective customer acquisition and sales model.

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
Customers
We currently serve a highly diverse customer base, including more than 5,000 fleet operators, which represented approximately 73% of our subscription revenue for fiscal year 2016, as well as individual consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 50 or more vehicles. Large fleets comprised approximately 86% of our fleet customer subscriptions as of March 31, 2016. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.
Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 5.0% of our subscription revenues for fiscal year 2016. For fiscal years 2016, 2015 and 2014, our top 10 customers represented approximately 24.5%, 25.9%, and 25.8%, respectively, of our total subscription revenue.
The following is a representative list of some of our larger customers:

•	Baker Hughes

•	Barloworld

•	Basic Energy

•	Bidvest Group

•	Chevron

•	DHL

•	Eskom

•	Europcar

•	G4S

•	Go Ahead Group

•	Halliburton

•	PepsiCo

•	Renting Columbia

•	Scania

•	Schlumberger

•	Total

We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2016, among our more than 600 large fleet operator customers, we experienced an annual customer retention rate in excess of 95%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 76% during fiscal year 2016. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.
Service and Support
Installation of our solutions in our customers' vehicles is generally provided by us or our third-party network, which includes dealers and distributors and installation partners. Customer care and technical support services are provided by our offices in Australia, Brazil, South Africa, the United Arab Emirates, the United Kingdom, Thailand, Romania and the United States. In many cases, our dealers and distributors also provide customers with tier-one customer support services. Our regional offices and dealers and distributors are, in turn, supported by our central technical support team in South Africa that handles any escalated issues. Existing customers can also access customer and technical support directly through our web or mobile applications. Our technical support department is composed of a team of highly skilled staff who are familiar with all of our products, including our entire range of software and service solutions as well as our hardware.
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
Research and Development
Our development group consists of 137 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in Stellenbosch, South Africa, and we have additional development resources in Johannesburg, South Africa, as well as the United States and the United Kingdom. Our software development teams employ an agile development methodology, while our engineering teams use traditional waterfall project management methods. During fiscal years 2016, 2015 and 2014, we invested approximately R115.9 million, R96.4 million and R80.1 million, respectively, in research and development.
Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, we have enhanced certain of our hardware components to extend their functionality and reduce manufacturing costs. Our most recent fleet and asset management platform was released during the first half of fiscal year 2015.
We have been successful in expanding our product offerings over time through internal development and select acquisitions. During fiscal year 2016, we introduced five new, distinct solutions for new and existing customers and many incremental features.
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

Intellectual Property
We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights. We also rely to a limited extent on patent, trademark and copyright law. A patent covering certain aspects of our Beam-e product was issued in South Africa during fiscal year 2014 and a patent covering a method for driver verification was issued during fiscal year 2015. A further application is pending in Brazil.
We typically enter into non-disclosure and confidentiality agreements with our employees and consultants. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property.

Competition
The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as NavMan Wireless, to large global providers, such as Trimble. While we currently only compete with Trimble and Omnitracs on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Greenroad in Europe, we compete with Astrata for oil and gas fleet opportunities in the Middle East, and we compete with Tracker, Cartrack, DigiCore and Netstar for consumer and small fleet mobile asset management deployments in South Africa.
•We believe the principal competitive factors in our market include the following:
•functionality and reliability;
•total cost of ownership;
•breadth and depth of application functionality for fleet deployments;
•product performance;
•interoperability;
•brand and reputation;
•customer service;

•distribution channels;

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

Employees
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2016	2015	2014
South Africa	866	826	793
United States	62	59	71
United Kingdom	49	49	45
United Arab Emirates	52	60	69
Australia	37	43	47
Brazil	14	15	12
Uganda	5	2	2
Romania	3	1	—
Thailand	1	1	—
Total	1,089	1,056	1,039

Full-time	1,067	1,002	939
Part-time	22	54	100
Total	1,089	1,056	1,039

Legal Proceedings
Judicial Review Proceedings Against the Minister of Science and Technology
On June 9, 2015, MiX Telematics International Proprietary Limited ("MiX International"), a wholly owned subsidiary of the Company, filed a motion in the High Court of South Africa (Gauteng Division, Pretoria) whereby it sought relief against the Minister of Science and Technology (''the Minister") by way of a judicial review of administrative action in terms of section 6(1) of the Promotion of Administrative Justice Act, No. 3 of 2000. The Minister is the administrative functionary responsible for exercising the power in terms of sections 11D(3) and (9) of the Income Tax Act, No. 58 of 1962, to approve an additional 50% income tax deduction for qualifying research and development expenditure. The relief sought relates to two applications made by MiX International to the Minister for the approval of the additional deduction in the 2013 and 2014 financial years, which applications were either refused or not fully adjudicated upon. Further information on the Section 11D allowance and the related uncertain tax position are included in note 29 of the consolidated financial statements.

While we remain in the early stages of the legal proceedings and the outcome is unpredictable, we believe that the research and development expenditure for projects contained in the applications meets the statutory definitions for the additional 50% deduction and we intend to pursue the matter vigorously. If MiX International is ultimately unsuccessful in obtaining approval of the applications, we will not recover the related tax assets and will incur an additional taxation expense of up to R8.5 million ($0.6 million) relating to the additional 50% claimed.
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
The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. As cloud computing continues to evolve, regulation by federal, state and foreign agencies is increasing, including in the areas of data privacy and data security. In particular, the dynamic regulatory environment in the European Union is resulting in additional and increasingly complex regulation in these areas and we believe that the similarly dynamic regulatory environment of the United States, will follow suit. New laws governing data privacy and data security will furthermore be enacted in many other regions. Laws governing the solicitation, collection, processing or use of data could impair our ability to manage and report on customer data, which is integral to the delivery of our SaaS solutions. Increased regulation and the expansion of our business and operations have required us to devote legal and other resources to address this regulation. We have commenced with a legal review to determine our compliance with data privacy and data security laws and have initiated the process of establishing additional group policies and procedures to assist in maintaining data privacy and data security.
Data privacy regulations and applicable laws in the United States, the European Union or elsewhere will limit our ability to use the data we gather from our customers and increase the cost of doing business and could result in claims being brought by our customers or third parties. As discussed below, South Africa, which is currently our largest market, is expected to adopt data privacy legislation in the near future.
South African Regulatory Environment
The Protection of Personal Information Act, No. 4 of 2013 (the "POPI Act") was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and we do not believe its implementation will have a material impact on our business.
A number of existing South African statutes regulate electronic communications, including the Electronic Communications Act, No 36 of 2005, and the Electronic Communications and Transactions Act, No. 25 of 2002, which apply to a number of aspects of our business. These statutes regulate the generation, communication, production, processing, sending, receiving, recording, retaining, storing, displaying and use of any information, document or signature by or in electronic form. The Electronic Communications and Transactions Act requires us to implement reliable and auditable procedures relating to records maintained in electronic form.
The Private Security Industry Regulation Act, No. 56 of 2001 (the "PSIRA Act") also applies to our South African business and governs the vehicle recovery industry in South Africa. The PSIRA Act was enacted for the purposes of: (i) the achievement and maintenance of a trustworthy and legitimate private security industry which acts in terms of the principles contained in the Constitution of the Republic of South Africa and other applicable law, and is capable of ensuring that there is greater safety and security in the country and; (ii) to regulate the private security industry and to exercise effective control over the practice of the occupation of security service provider in the public and national interest and the interest of the private security industry itself.

Broad-Based Black Economic Empowerment
The South African government, through the Broad-Based Black Economic Empowerment Act, No 53 of 2003 (as amended by the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013), the codes of good practice and industry charters published pursuant thereto, collectively "B-BBEE", has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE.
The B-BBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of codes were promulgated in October 2013.  The  new B-BBEE Codes came into effect on May 1, 2015, and have different requirements and emphases to the old codes. This may negatively affect our B-BBEE scorecards, which we believe may also be the case for our local competitors.
B-BBEE objectives are pursued in significant part by requiring parties who contract with corporates, governmental or quasi-governmental entities in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Parties improve their B-BBEE score when contracting with businesses that have earned good B-BBEE ratings in relation to their scorecards (this includes especially black-owned smaller businesses - Exempted Micro Enterprises with an annual turnover of less than R10 million and Qualifying Small Enterprises with a turnover of between R10 million and R50 million). We have two material end customers both requiring us to maintain a B-BBEE rating level 4 as measured under the revised B-BBEE scorecard. The combined value of these contracts was 5.6% of our total revenue for fiscal year 2016. One of these agreements has a 15-month remaining term and requires us to meet further specifically agreed compliance targets. This is measured on a quarterly basis and relates to equity ownership, preferential procurement (sub-contracting) and skills development. The entity servicing these end customers currently exceeds the required B-BBEE level.
It will be important for us to achieve applicable B-BBEE objectives. We have taken a number of actions as a company to increase empowerment of black South Africans, including in the areas of equity ownership, management control (employment equity), preferential procurement from businesses with significant black ownership, skills development and socio-economic development. We have also appointed professional advisers who are specialists in this area to assist our South African strategy to ensure we create a sustainable business that can best meet these objectives. However, it is possible that these actions may not be sufficient to enable us to achieve applicable B-BBEE objectives under the new scorecard. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
U.S. Regulatory Environment
In addition to its regulation of Internet and, by extension, many SaaS providers, the Federal Trade Commission or "FTC", has been asked by consumer groups to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of the type of data being collected and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices. Although much of the FTC's focus is on consumer protection, to the extent that our clients use our systems to monitor employee movement, the FTC may assert jurisdiction. In addition to FTC scrutiny of the consumer side, many fleet drivers in the U.S. may belong to a union, which triggers some degree of oversight from the National Labor Relations Board or "NLRB". The NLRB has taken increasing notice of the privacy rights on unionized employees, and future NLRB rules could affect our business model or the way in which our corporate clients use our solutions.
Our business is affected by United States federal and state laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, address and/or email address. Although mobile and Internet advertising privacy practices are currently largely self-regulated in the United States, the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual. The commercial use of our mobile technology may reduce exposure to FTC regulation and enforcement, but geo-location and similar services are receiving increased regulatory interest and as such may affect how we conduct our business in the future.
Finally, we use GPS satellites to obtain location data for our in-vehicle devices. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department

of Defense does not currently impose regulations in connection with our ability to access location data from the GPS satellite constellation. However, it could do so in the future. The communication systems that we use to host and transmit data may be subject to security incidents, which may also subject the Company to regulatory enforcement and client pressures.

European Regulatory Environment
We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection currently is Directive 95/46/EC, which we refer to as the Data Protection Directive. The purpose of the Data Protection Directive is to provide for the protection of the individual's right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. The Data Protection Directive will be superseded by The General Data Protection Regulation ("GDPR"), which was published in the Official Journal of the European Union on 4 May, 2016, with effect from 25 May, 2018. Businesses have two years within which to comply with the new regime. The GDPR is intended to create a single legal framework that applies across all EU member states. The GDPR introduces direct compliance obligations for data controllers and data processors. National Data Protection Agencies ("NDPA") will be able to impose fines for violations ranging from 2% to 4% of annual worldwide turnover or 10 million to 20 million Euros, whichever is greater. NDPAs will have power to carry out audits, request information, and obtain access to premises. Businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained. The data subjects shall have the right to withdraw their consent at any time. The GDPR adopts a risk-based approach to compliance, under which businesses bear responsibility for assessing the degree of risk that their processing activities pose to data subjects. Businesses will be required to perform data protection impact assessments before any processing, that uses new technologies and is likely to result in a high risk to data subjects, takes place. The GDPR will require businesses to maintain detailed documentation recording their processing activities. Clear rules around data breach notifications and the processing of personal data in such a manner that the personal data can no longer be attributed to a specific individual have been set out by the GDPR. In addition, data subjects have the right to request that businesses delete their personal data; to object to their personal data being processed; and to obtain a copy of their personal data within a set time frame.

Australian Regulatory Environment
The Australian Privacy Principles contained in the Privacy Act of 1988 regulate the collection, use, retention, disclosure and security of personal information. Personal information is defined as “information or an opinion about an identified individual, or an individual who is reasonably identifiable, whether the information is true or not or is recorded in a material form or not". Personal information includes location-based information where the information enables the location of an individual to be ascertained. Australian privacy laws in general prohibit the transfer of personal information outside Australia unless the individual to whom the information relates has consented to the transfer or there is a data transfer agreement in place between the transferor and the transferee under which the transferee agrees to offer the same protections as are provided under Australian privacy laws. Amendments to these laws imposing stricter regulation became effective in March 2014. Subject to a few exemptions, the amendments require the transferor to take such steps as are reasonable in the circumstances to ensure that an overseas recipient does not breach the Australian Privacy Principles and the transferor may be held responsible for any breaches of Australian privacy laws when personal information is transferred outside Australia, regardless of whether there is consent or a data transfer agreement in place.
4C. ORGANIZATIONAL STRUCTURE
We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 41 to our consolidated financial statements contains our subsidiary names, principal activity, place of incorporation and legal ownership at March 31, 2016. Up until the filing date, there has been no change in our organizational structure since March 31, 2016.

4D. PROPERTY, PLANT AND EQUIPMENT
As of June 13, 2016, we owned or leased the following properties, used primarily for office space:

Property	Owned or Leased	Square Footage
South Africa
Howick Close, Waterfall Park, Midrand, South Africa	Leased	46,499
Howick Mews, Waterfall Park, Midrand, South Africa	Leased	11,364
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Owned	17,158
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Leased	10,936
7/8 Holwood Crescent, La Lucia Ridge, South Africa	Leased	6,953
Unit B6, Arden Grove, Montague Gardens, Cape Town, South Africa	Leased	2,196
81 Gladys Manzi Road, Mkondeni, Pietermaritzburg, South Africa	Leased	1,997
Motorworld Building, Cnr West Burger & Zastron Street, Bloemfontein, South Africa	Leased	1,109
21 Van Rensburg Street, Nelspruit, South Africa	Leased	915
United States
750 Park of Commerce Blvd., Suite 100 and 310, Boca Raton, Florida, USA	Leased	10,260
16770 Imperial Valley Drive, Suite 110, Houston, Texas, USA	Leased	2,500
1181 S Rogers Circle, Suite 27, Boca Raton, Florida, USA	Leased	2,326
United Kingdom
6170 & 6180 Knights Court, Birmingham Business Park, Birmingham, UK	Leased	5,280
Suites 39-40 Cherry Orchard North, Kembrey Park, Swindon, UK	Leased	2,906
Australia
Suite 3, 281 Hay Street, Subiaco, Australia	Leased	5,091
28 Fortescue Street, Spring Hill, Brisbane, Queensland, Australia	Leased	1,679
United Arab Emirates
Dubai Airport, Freezone, Dubai, United Arab Emirates	Leased	3,592
Brazil
Salas 1505, 1506 & 1507, Av. Marquês de São Vicente 446, São Aqulo, Brazil	Leased	1,722
Thailand
9th Floor, RSU Tower, 571 Sukhumvit Road, Klong Ton Nua, Wattana, Bangkok, Thailand	Leased	215
Uganda
7th Floor, Course View Towers, Kitane Road, Nakasero, Kampala, Uganda	Leased	185
Romania
3rd floor, Office 314, Charles de Gaulle Plaza, 15th Charles de Gaulle Square, Sector 1, Bucharest, Romania	Leased	91
We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed to accommodate any potential expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as at March 31, 2016 and 2015 and for the fiscal years ended March 31, 2016, 2015 and 2014 and the accompanying notes included in this annual report, and the financial information set forth under "Item 3A. Selected Financial and Operating Data" at and for the fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012.
We prepare our consolidated financial statements in accordance with IFRS. The preparation of our consolidated financial statements requires us to make certain assumptions and estimates that affect the amounts we record as assets, liabilities, revenues and expenses in the years and periods addressed and these are subject to certain risks and uncertainties. Our future results may vary materially from those indicated as a result of the risks that affect our business, including, among others, those identified in "Forward-Looking Statements" and "Item 3D. Risk Factors".

Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets, mobile assets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers' vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports.
In fiscal year 2016, we collected data on an average of approximately 98 million trips per month representing as many as 5.3 billion vehicle locations per month. We have a global presence, with customers located in approximately 120 countries across six continents for whom we collectively tracked and managed over 566,000 subscribers at March 31, 2016.
We were founded in 1996 in Johannesburg, South Africa, as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. In 2007, we acquired OmniBridge, which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful United States IPO of ADSs, the Company's ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass, a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group's hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
We derive the majority of our revenues from subscriptions to our fleet and mobile asset management solutions. Our subscriptions generally include access to our SaaS solutions, connectivity, and in many cases, use of an in-vehicle device. We also generate revenues from the sale of in-vehicle devices, which enable customers to use our subscription-based solutions, installation services of our in-vehicle-devices and driver training for fleet customers. We generate sales through the efforts of our direct sales teams, staffed in our regional sales offices, and through our global network of distributors and dealers. Our direct sales teams focus on marketing our fleet solutions to multinational enterprise accounts and to other large customer accounts located in regions of the world where we maintain a direct sales presence. Our direct sales teams have industry expertise across multiple industries, including oil and gas, transportation and logistics, government and municipal, bus and coach, rental and leasing, and utilities. In some markets, we rely on a network of distributors and dealers to sell our solutions on our behalf. Our distributors and dealers also install our in-vehicle devices and provide training, technical support and ongoing maintenance for the customers they support.
The table below sets out our historic revenue and profitability indicators.

	Fiscal Year Ended March 31,
	2016	2016	2015	2014
	(In thousands, unless otherwise indicated)
Subscription revenue	$78,085	R1,158,229	R998,335	R853,716
Subscription revenue growth (%)		16.0%	16.9%	24.3%
Hardware and other revenue	20,683	306,792	391,045	417,942
Hardware and other revenue decline (%)		(21.5%)	(6.4%)	(13.8%)
Total revenue	98,768	1,465,021	1,389,380	1,271,658
Total revenue growth (%)		5.4%	9.3%	8.6%
Operating profit	9,377	139,084	149,861	171,498
Operating profit decline (%)		(7.2%)	(12.6%)	(7.7%)
Adjusted EBITDA(1)	18,690	277,215	282,994	280,678
Adjusted EBITDA (decline)/growth (%)		(2.0%)	0.8%	(4.0%)
Profit for the year	12,303	182,491	149,016	151,584
Profit for the year growth/(decline) (%)		22.5%	(1.7%)	18.0%

(1)
Adjusted EBITDA is a non-IFRS financial measure. See "Item 3A. Selected financial and operating data" for a description of this measure and a reconciliation to operating profit and profit for the year.

Subscription revenue has increased as a percentage of total revenue. In fiscal years 2016, 2015 and 2014, subscription revenue represented 79.1% , 71.9% and 67.1% respectively, of our total revenue. In fiscal years 2016, 2015 and 2014, our top 10 customers represented 24.5% , 25.9% and 25.8% respectively, of our subscription revenue.
We believe the large and growing market for fleet and mobile asset management solutions will provide us with significant growth opportunities going forward. We seek to capitalize on these growth opportunities and manage the factors affecting our performance, including subscription revenue accounting for a greater component of revenue, declining hardware revenues, an evolving mix of subscribers with different revenue and cost economics, varying economic conditions in our markets (e.g., the oil and gas sector) and long sales cycles for our enterprise fleet management solutions. See "Factors Affecting Our Performance", for more information on these factors.
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

	Fiscal Year Ended March 31,
	2016	2016	2015	2014
	(In thousands, except basic adjusted earnings per share and subscriber data)
Subscription revenue	$78,085	R1,158,229	R998,335	R853,716
Adjusted EBITDA	18,690	277,215	282,994	280,678
Basic adjusted earnings per share ($/R)	$0.01	R0.11	R0.13	R0.17
Subscribers	566,177	566,177	512,344	450,502

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
Adjusted EBITDA
Adjusted EBITDA is one of the profit measures reviewed by the CODM. During fiscal year 2016, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. Prior year figures have been revised to reflect this change as described in "Item 3A. Selected Financial and Operating Data".
We define Adjusted EBITDA as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring IPO costs, insurance reimbursements relating to impaired assets and certain litigation costs. A reconciliation of Adjusted EBITDA to profit for the year is included in "Item 3A. Selected Financial and Operating Data".
Adjusted Earnings per share
Adjusted earnings is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax. A reconciliation of basic adjusted earnings per share to basic earnings per share is included in "Item 3A. Selected Financial and Operating Data".
Subscribers
Subscribers represent the total number of discrete services we provide to customers at the end of the period.

Factors Affecting Our Performance

Subscription Revenue Accounting for a Greater Component of Revenue
We are focused on growing our recurring subscription revenue base and entering into more fully bundled deals. As a result of an increase in the total subscriber base, an increase in the number of fully-bundled subscriptions in fiscal year 2016, and a decline in hardware revenue, subscription revenue is increasing as a percentage of revenue. In fiscal year 2016, subscription-based revenues accounted for 79.1% of our total revenues, up from 71.9% in 2015 and 67.1% in 2014. We expect to see this trend continue as we grow our base of subscribers, increase the number of fully-bundled subscriptions, maintain our investment in sales and marketing and continue to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services. As we continue to strengthen our position as a leading global SaaS telematics provider, we expect the increasing shift towards fully bundled solutions, which do not require upfront hardware purchases, to continue and contribute to this trend going forward.
Decline in hardware sales volumes
    As mentioned above, we have seen a shift toward fully bundled contracts, which do not require upfront hardware purchases. In addition, hardware sales volumes in fiscal year 2016, in the Middle East and Australasia and Americas segments, which generate significant revenues from the oil and gas sector, have declined. For further information, refer to "5D. Trend Information".

The table below shows hardware revenue and hardware gross margin generated for fiscal years 2016, 2015 and 2014. In the short term, the trend toward fully bundled contracts has a negative impact on our earnings growth due to the hardware revenue initially forfeited. In the long term, we believe that the shift to bundled contracts will enhance shareholder value should the contracts go through a renewal cycle.

	Fiscal Year Ended March 31,
	2016	2016	2015	2014
	(In thousands, except subscriber data)
Hardware revenue	$14,920	R221,306	R298,680	R326,902
% decline		(25.9)%	(8.6)%	(13.5)%
Hardware gross margin %		54.9%	52.4%	56.6%
Fluctuations in the value of the South African Rand, our financial reporting currency
The South African Rand is the financial reporting currency for our business operations. Currency fluctuations in the South African Rand may positively or negatively impact our reported income and expense due to the effects of translating the functional currency of our foreign subsidiaries into Rand at different average exchange rates. Accordingly, some of the changes in the reported operating results are attributable to fluctuations in exchange rates and do not necessarily reflect the underlying operating results. However, at an operating profit level, the impact of exchange rate fluctuations arising during the translation to South African Rands has not had a material impact in fiscal years 2016, 2015 and 2014.
In fiscal year 2016, the Rand weakened by 24.6% against the U.S. Dollar and 15.8% against the British Pound, as shown in the table below.

	Average exchange rate for Fiscal Year Ended March 31,
	2016	2015	2014
South African Rand for U.S. Dollars (per $1.00)	13.78	11.06	10.12
% movement	24.6%	9.3%	19.1%
South African Rand for British Pound (per £1.00)	20.63	17.82	16.11
% movement	15.8%	10.6%	20.0%
We expect continued exchange rate volatility in the South African Rand against other major currencies. We provide detailed information about historical U.S. Dollar/South African Rand exchange rates in "Item 3A. Selected Financial and Operating Data" and for more information regarding our foreign currency exchange risk refer to "Item 11. Qualitative and Quantitative Disclosures about Market Risk - Foreign Currency Exchange Risk".
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
Varying Economic Conditions in our Markets
We seek to capitalize on opportunities and manage risks in our key markets, which are geographically dispersed with customers located in approximately 120 countries worldwide. Overall, we believe that our presence across multiple geographic markets and our exposure to multiple economies provides us with diversification from the risk of changing economic conditions in any one country or region. Other macroeconomic factors, such as expectations for future crude oil and natural gas prices, affect our customers' spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, negatively impacts our net subscriber growth and hardware sales in this sector. In addition to macroeconomic changes, performance in any given region may vary due to multiple factors, including growth in subscribers, the overall profile of the customer base (for example, in Africa, we have a significant consumer subscriber base), the services and hardware options selected by particular subscribers and our distribution strategy in the region.
Changing Customer Needs
The Company has noted a blending of product and service types in the various geographies in which it operates and has identified this as an opportunity to increase subscription revenue growth by the addition of new products and services in certain of the regions in which we operate. For example, we started rolling out Journey Management in the Middle East and extended our Hours of Service solution into Africa, Australia and Brazil.
For a discussion of material changes in our segment revenue that have impacted our financial results for the periods presented, see "Item 5A. Operating Results".
Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and maintain our balanced approach to producing revenue growth, profitability and cash flow. For example, during fiscal year 2016 , we implemented restructuring activities in Brazil and, in fiscal year 2015, we implemented restructuring activities in Africa and the Middle East and Australia segments. These restructuring activities adjusted the cost structures in these regions to levels appropriate for current market conditions.
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
Longer sales cycles for large contracts, for both customers who purchase in-vehicle devices and those who opt for the fully bundled option, may affect the comparability of financial results in certain segments. Our revenue may fluctuate from period to period depending on the level and timing of hardware sales, while subscription revenue growth is also impacted by the timing of the rollout of large enterprise fleets. We are seeking to mitigate these long sales cycles and the associated volatility by enhancing our sales pipeline management process, by maintaining our sales and marketing investment levels and by diversifying our customer segment focus.
Basis of Presentation and Key Components of Our Results of Operations
In fiscal year 2016, we managed our business in six segments which include Africa, Americas, Brazil, Europe and the Middle East and Australasia (our regional sales offices ("RSOs")), and our Central Services Organization ("CSO"). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.
While our operating segments remained consistent in fiscal year 2016 compared to the prior fiscal year, the basis of measurement for revenues and Adjusted EBITDA changed. During fiscal year 2016, the CODM reviewed segment results on an integral margin basis as defined by management. Previously, margin (and revenue) generated by the CSO due to intercompany transactions was recognized at the CSO level with a corresponding cost recognized in the respective geographic segment. Beginning in fiscal year 2016, CSO no longer reflects intercompany margins and each RSO segment recognized all of its revenue relating to activity generated in its region with an allocated portion of the margin from CSO (net of intercompany unrealized profits) for that region. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management, technical and distribution support to each of the RSOs. CSO continues to be a reportable segment because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.
Each operating segment's results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. This is consistent with the manner in which segment information was reviewed by the CODM in the fiscal year 2016.

The change to the integral margin basis, as described above, provides the CODM with greater transparency into the financial performance of our RSOs. The basis of measurement used previously did not allocate the margin earned by CSO (net of intercompany unrealized profits) to the RSO where the third party revenue was recorded. Comparatives were adjusted accordingly.

Revenue
The majority of our revenue is subscription-based. Consequently, growth in subscribers influences our subscription revenue growth. However, other factors, including, but not limited to, the types of new subscribers we add and the timing of entry into subscription contracts also play a significant role. The price and terms of our customer subscription contracts vary based on a number of factors, including fleet size, hardware options, geographic region and distribution channel. In addition, we derive revenue from the sale of in-vehicle devices, which are used to collect, generate and transmit the data used to enable our SaaS solutions.
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
Cost of Sales
Cost of sales associated with our subscription revenue consists primarily of costs related to cellular communications, infrastructure hosting, third-party data providers, service contract maintenance costs, commission paid to third party dealers or distributors, amortization of capitalized software development costs and depreciation of our capitalized installed in-vehicle devices. Cost of sales associated with our hardware revenue includes the cost of the in-vehicle devices, cost of hardware warranty, shipping costs, custom duties, commission paid to third party dealers or distributors, and amortization of capitalized hardware development costs. We capitalize the cost of in-vehicle devices utilized to service customers, for customers electing our bundled option, and we depreciate these costs from the date of installation over their expected useful lives.
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
Administration and Other Charges
Administration and other charges consist primarily of salaries and wages for administrative staff, travel costs, professional fees (including audit and legal fees), real estate leasing costs, expensed research and development costs and depreciation of fixed assets including vehicles and office equipment and amortization of intangible assets. We expect that administration and other charges will increase in absolute terms as we continue to grow our business.

Taxes
In fiscal years 2016, 2015 and 2014 our effective tax rates were 36.9%, 35.4%, and 28.6% respectively. Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any temporary differences.
Our effective tax rate may vary primarily according to the mix of profits made in various jurisdictions and will also be impacted by the resolution of the uncertain tax position relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited. Further information on this is disclosed in note 29 to the consolidated financial statements. In addition, the effective tax rate may be impacted by certain non-deductible/(non-taxable) foreign exchange movements which arise as a result of the Company's internal loan structures. As a result significant variances in future periods may occur.
Our Americas, Brazilian and European operations have generated cumulative tax losses for which we have not recognized a deferred tax asset. These losses will be utilized going forward against any taxable profits generated in these segments. The losses available to be utilized at March 31, 2016, are R194.3 million, of which R116.9 million relate to our European operations.
Constant Currency Information
Constant currency information has been presented in the sections below to illustrate the impact of changes in currency rates on the Group's results. The constant currency information has been determined by adjusting the current financial reporting year's results to the prior year's average exchange rates, determined as the average of the monthly exchange rates applicable to the year. The measurement has been performed for each of the Group's currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior year results.

The constant currency information represents non-IFRS information. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.
5A. OPERATING RESULTS
The following table sets forth certain consolidated income statement data:

	For the year ended March 31,
	2016	2016	2015	2014
	(In thousands, unless otherwise indicated)
Revenue	$98,768	R1,465,021	R1,389,380	R1,271,658
Cost of sales	(29,617)	(439,305)	(449,663)	(422,034)

Gross profit	69,151	1,025,716	939,717	849,624
Sales and marketing	(13,737)	(203,767)	(171,948)	(148,012)
Administration and other charges (1)	(46,037)	(682,865)	(617,908)	(530,114)

Operating profit	9,377	139,084	149,861	171,498
Finance income/(cost) - net	10,134	150,327	80,778	40,660

Profit before taxation	19,511	289,411	230,639	212,158
Taxation	(7,208)	(106,920)	(81,623)	(60,574)

Profit for the year	$12,303	R182,491	R149,016	R151,584

Attributable to:
Owners of the parent	$12,337	182,989	149,622	151,589
Non-controlling interests	(34)	(498)	(606)	(5)
	$12,303	R182,491	R149,016	R151,584

(1)	Includes other income/(expenses) – net.

Results of Operations for Fiscal Year 2016 Compared to Fiscal Year 2015
Revenue

	For the year ended March 31,
	2016	2016	2015	% Change
	(In thousands, except for percentages)
Subscription revenue	$78,085	R1,158,229	R998,335	16.0%
Hardware sales	14,920	221,306	298,680	(25.9%)
Other	5,763	85,486	92,365	(7.4%)
	$98,768	R1,465,021	R1,389,380	5.4%

Our total revenue increased by R75.6 million, or 5.4%, from fiscal year 2015 to fiscal year 2016. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R159.9 million, or 16.0%. Subscription revenue represented 79.1% of our total revenue for fiscal year 2016 compared to 71.9% for the prior year. Our growth in subscription revenue is primarily attributable to an increase in subscribers, which increased by 10.5% from 512,344 at March 31, 2015, to 566,177 at March 31, 2016, and the effect of the weaker South African Rand, which added R63.0 million, or 6.3%, to our subscription revenue as a result of translating the results of our foreign operations to South African Rand at a higher average rate in the 2016 fiscal year (refer to "Factors Affecting our Performance" above). The acquisition of Compass by our Africa segment in November 2014 added R29.0 million, or 2.9%, to our subscription revenue. Its results were consolidated for the full 2016 fiscal year compared to being included for five months in the 2015 fiscal year. There was no significant fluctuation in our average revenue per user ("ARPU"), on a constant currency basis, across our asset tracking and fleet offerings.

•
Hardware revenue declined by R77.4 million, or 25.9%, from fiscal year 2016 to fiscal year 2015. The decrease in hardware revenue is attributable to a combination of factors, including the continued shift toward bundled subscriptions which do not require upfront hardware purchases and lower sales activity in the oil and gas sector.

•
Other revenue declined by R6.9 million, or 7.4%, from fiscal year 2016 to fiscal year 2015. The decrease is primarily related to reduced driver training revenue, which is directly linked to customers in the oil and gas sector.

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2016	2016	2015	2016	2016	2015
	(In thousands)
	Total Revenue			Subscription Revenue
Africa	$54,467	R807,907	R709,928	$47,948	R711,208	R632,809
Europe	10,921	161,987	160,249	7,433	110,251	87,850
Americas	10,581	156,940	166,359	7,781	115,413	97,833
Middle East and Australasia	21,164	313,927	328,527	13,629	202,163	166,243
Brazil	1,559	23,129	23,051	1,218	18,063	12,682
CSO	76	1,131	1,266	76	1,131	918
Total	$98,768	R1,465,021	R1,389,380	$78,085	R1,158,229	R998,335
The Africa segment was the main contributor to our revenue growth in fiscal year 2016. In the Africa segment, revenue grew by R98.0 million, or 13.8%, primarily due to an increase in subscription revenue of R78.4 million, or 12.4%. The increase in the segment's subscription revenue was driven by a 13.6% increase in subscribers in fiscal year 2016, as well as the additional subscription revenue of R29.0 million from the Compass acquisition. Hardware and other revenue also grew by R19.6 million, or 25.4%, due to the roll out of a significant contract in the leasing sector which included the upfront purchase of in-vehicle devices by the customer.

Revenue in the Europe segment increased by R1.7 million, or 1.1%, in South African Rand terms. The increase is attributable to the weakening of the Rand against the British Pound. Despite the increased subscription revenue, total revenue declined by 10.3% on a constant currency basis due to lower hardware revenues. Subscription revenue growth was 11.0% on a constant currency basis and driven primarily by a 13.6% increase in subscribers in fiscal year 2016.
Revenue in the Brazil segment increased marginally by R0.1 million, or 0.3%, in South African Rand terms. Subscription revenue grew by R5.4 million, or 42.4%, in Rand terms due to a 27.4% increase in subscribers in fiscal year 2016, and the majority of new deals being concluded on a bundled basis. On a constant currency basis, subscription revenue increased by 66.8% in fiscal year 2016. The shift to bundled deals was primarily responsible for the R5.3 million, or 51.1%, reduction in hardware and other revenue in the segment in Rand terms during the 2016 fiscal year.
Revenue in the Americas segment declined by R9.4 million, or 5.7%, in South African Rand terms. Subscription revenue declined by 5.3% on a constant currency basis, while total revenue declined by 24.2% on a constant currency basis. The subscriber base declined by 8.9% due to customer fleet size contraction in the oil and gas sector. The Americas segment has historically sold hardware and associated services to their oil and gas customers. During fiscal year 2016, two large customers re-signed their contracts on a bundled service basis (as opposed to purchasing the hardware required to upgrade to the 3G network up front), and the new Halliburton contract is also a bundled services contract. This strong shift toward bundled deals has directly resulted in a reduction of hardware revenues.
Revenue in the Middle East and Australasia segment declined by R14.6 million, or 4.4%, in South African Rand terms. Revenue declined by 17.3% on a constant currency basis, primarily as a result of lower hardware revenues. Subscription revenue increased by 6.9% in constant currency despite a 2.5% decline in subscribers in fiscal year 2016. The overall decline in subscribers and lower hardware revenue is attributable to economic headwinds experienced by the segment due to its primary focus being on the natural resources and oil and gas sectors.
Cost of Sales

	For the year ended March 31,
	2016	2016	2015	% Change
	(In thousands, except for percentages)
Cost of sales	$29,617	R439,305	R449,663	(2.3%)
Gross profit margin	70.0%	70.0%	67.6%
Gross profit margin - subscription	75.8%	75.8%	76.2%
Gross profit margin - hardware	54.9%	54.9%	52.4%
Compared to an increase in total revenue of R75.6 million, or 5.4%, cost of sales decreased by R10.4 million, or 2.3%, from fiscal year 2015 to fiscal year 2016. This resulted in an increased gross profit margin of 70.0% in fiscal year 2016. Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 79.1% of total revenue compared to 71.9% in fiscal year 2015.
Sales and Marketing
Sales and marketing costs increased by R31.8 million, or 18.5%, from fiscal year 2015 to fiscal year 2016. This increase was mainly as a the result of a R30.2 million, or 28.1%, increase in employee costs consisting of R11.0 million relating to the effect of the weaker South African Rand, R7.4 million relating primarily to an annual average of eight additional sales and marketing staff throughout fiscal year 2016, internal staff promotions and structural changes, R6.7 million relating to increased bonus and commission expenses, R2.2 million due to cost of living adjustments, and other increases of R2.9 million, none of which were individually significant.
Administration and Other Expenses
Administration and other charges (including other income/(expenses)-net) increased by R65 million, or 10.5%, from fiscal year 2015 to fiscal year 2016. This increase was the result of a R33.2 million, or 8.7%, increase in employee costs consisting of R29.3 million attributable to the effect of the weaker South African Rand, R9.1 million due to cost of living adjustments, R6.7 million primarily due to the net addition of 58 employees, internal staff promotions and structural changes and a R8.5 million increase in the bonus expense while a further increase of R4.9 million relates to the inclusion of the Compass acquisition for the full fiscal year 2016. These increases were offset by a reduction of employee costs of R22.7 million as a result of a restructuring exercise undertaken in the third quarter of fiscal year 2015 and a decrease of R2.6 million in the share-based payment expense (refer to note 24 of the consolidated financial statements for further details of the equity-settled and cash-settled share-based payments expenses charged to the income statement).
In addition to the employee cost increase, development cost expenses, communication costs, information technology costs, transaction costs arising from investigating strategic alternatives, travel costs and total asset impairments increased by R10.9 million, R9.8 million, R6.6 million, R5.0 million, R4.0 million and R3.1 million, respectively. For further details on our research and development activities please refer to "4B. Business Overview". During the year, excess short messaging services costs, in relation to misappropriated sim cards, were incurred. We are currently in negotiations with the supplier to settle this cost, which has been included in Other provisions in note 20 to the consolidated financial statements. This was the primary reason for the increase in communication costs. Increased software licensing costs were the primary contributor to the increase in information technology costs. Details of the transaction costs arising from investigating strategic alternatives are described in note 24 of the consolidated financial statements. These increases were partially offset by decreases from non-recurring restructuring costs of R11.6 million and litigation costs of R7.9 million relating to the Inthinc Technologies Solutions, Inc. lawsuit (as described in note 24 of the consolidated financial statements) in fiscal year 2015. In addition to the employee costs described in the paragraph above, the Compass acquisition in November 2014 resulted in increased administration costs of R9.0 million due to the inclusion of the costs for the full fiscal year 2016. Included in this increase is R4.8 million in amortization of the brand name and customer relationships identified as part of the purchase price allocation. The impact of the Compass costs have not been included in the variances described above.
Finance Income/(Costs)—Net
Our net finance income was R150.3 million in fiscal year 2016, an increase of 86.1% compared to net finance income of R80.8 million in fiscal year 2015. Net finance income in fiscal year 2016, included net foreign exchange gains of R144.0 million compared to net foreign exchange gains of R73.5 million in fiscal year 2015. Net foreign exchange gains in fiscal year 2016, included R143.6 million relating to a foreign exchange gain on the IPO proceeds which were maintained in U.S. Dollars during the 2016 fiscal year and were therefore sensitive to R:$ exchange rate movements.
Finance income relating to cash and cash equivalents decreased by R1.3 million, or 15.2%, primarily as a result of a decline in Rand denominated cash resources expended on share repurchases and dividend payments. As the IPO proceeds were maintained in U.S. Dollars during the 2016 fiscal year, interest was earned at marginal interest rates.
We manage interest as a net cost and, when we have surplus cash available, we prepay our debt facilities when permissible or deposit cash in interest-bearing accounts. We generally do not repatriate cash earned outside of South Africa.
Taxation

		For the year ended March 31,
	2016	2016	2015	% Change
	(In thousands, except for percentages)
Taxation	$7,208	R106,920	R81,623	31.0%
Effective tax rate	36.9%	36.9%	35.4%

Taxation expense increased by R25.3 million, or 31.0%, while our effective tax rate increased by 1.5% to 36.9% in fiscal year 2016. A reconciliation of our effective tax rate to the South African corporate tax rate of 28% for both fiscal years 2016 and 2015, together with additional information on the uncertain tax position relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited, is presented in note 29 to the consolidated financial statements. Note that the deferred tax not recognized on assessed losses in fiscal year 2016, as disclosed in note 29 to the consolidated financial statements, relates primarily to the Americas and Brazil operations. In fiscal year 2016 the effective tax rate also increased as a result of certain non-deductible foreign exchange movements which arise from the Company's internal loan structures, the financial impact is set out in note 29 to the consolidated financial statements.

Results of Operations for Fiscal Year 2015 Compared to Fiscal Year 2014
Revenue

	For the year ended March 31,
	2015	2014	% Change
	(In thousands, except for percentages)
Subscription revenue	R998,335	R853,716	16.9%
Hardware sales	298,680	326,902	(8.6%)
Other	92,365	91,040	1.5%
	R1,389,380	R1,271,658	9.3%

Our total revenue increased by R117.7 million, or 9.3%, from fiscal year 2014 to fiscal year 2015. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R144.6 million, or 16.9%. Subscription revenue represented 71.9% of our total revenue for fiscal year 2015 compared to 67.1% for the prior year. Our growth in subscription revenue is primarily attributable to an increase in subscribers, which increased by 13.7% from 450,502 at March 31, 2014, to 512,344 at March 31, 2015. The acquisition of Compass by our Africa segment in November 2014 also added R11.0 million, or 1.3%, to our subscription revenue. Our average subscription prices generally remained stable.

•
Hardware revenue declined by R28.2 million, or 8.6%, from fiscal year 2015 to fiscal year 2014. The decrease in hardware revenue is attributable to a combination of factors which include the continued mix shift towards bundled subscriptions which do not require upfront hardware purchases, the ongoing decline in hardware prices, and lower sales activity.

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2015	2014	2015	2014
	(In thousands)
	Total Revenue		Subscription Revenue
Africa	R709,928	R657,352	R632,809	R555,287
Europe	160,249	159,662	87,850	72,506
Americas	166,359	134,213	97,833	81,024
Middle East and Australasia	328,527	304,881	166,243	135,643
Brazil	23,051	11,845	12,682	6,591
CSO	1,266	3,705	918	2,665
Total	R1,389,380	R1,271,658	R998,335	R853,716

The Africa, Middle East and Australasia, Americas and Brazil segments were the main contributors to our revenue growth in fiscal year 2015. In the Africa segment revenue grew by R52.6 million, or 8.0%, primarily due to an increase in subscription revenue in this segment. A 14.0 % increase in the segment's subscription revenue was driven by a 13.8% increase in subscribers in fiscal year 2015, as well as the additional subscription revenue of R11.0 million from the Compass acquisition. Subscription revenue growth was offset by a R24.9 million, or 24.4%, decline in hardware and other revenues. The revenue mix shift towards bundled sales for fleet products continued to gather momentum in the Africa segment in fiscal year 2015. Sales levels did however lag those of fiscal year 2014. Revenue in the Middle East and Australasia segment grew by R23.6 million, or 7.8%. Subscription revenue increased by 16.3% in constant currency primarily as a result of a 10.2% increase in subscribers from March 31, 2014. Despite the increase in subscription revenue, total revenue increased marginally in constant currency as a result of lower hardware revenues. The Americas segment's revenues grew by R32.1 million, or 24.0%, in fiscal year 2015. The subscriber base increased by 11.0% from March 31, 2014, which included a transfer from the Middle East and Australasia segment. Subscription revenue growth was 10.4% in constant currency and there was also 17.8% growth in hardware and other revenue in constant currency. The South African Rand-based revenue growth was also enhanced by the weakening of the South African Rand against the U.S. Dollar in fiscal year 2015. The Brazil segment, which is still in a start up phase, reported revenue growth of R11.2 million, or 94.6%, primarily as a result of a R6.1 million increase in subscription revenue.
Revenue in the European segment was flat in South African Rand terms despite the weakening of the South African Rand against the British Pound during fiscal year 2015. The segment's subscriber base grew 18.3% from March 31, 2014, with improved growth in the second half of fiscal year 2015. This resulted in subscription revenue growth of 12.2% in constant currency. Total revenue declined in constant currency due to lower hardware revenues as a result of a significant hardware deal in fiscal year 2014, which was not repeated in fiscal year 2015.
Cost of Sales

	For the year ended March 31,
	2015	2014	% Change
	(In thousands, except for percentages)
Cost of sales	R449,663	R422,034	6.5%
Gross profit margin	67.6%	66.8%
Gross profit margin - subscription	76.2%	75.7%
Gross profit margin - hardware	52.4%	56.6%
Compared to an increase in total revenue of R117.7 million, or 9.3%, in fiscal year 2015, cost of sales increased by R27.6 million, or 6.5%, from fiscal year 2014 to fiscal year 2015. This resulted in an increased gross profit margin of 67.6% in fiscal year 2015. Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 71.9% of total revenue compared to 67.1% in fiscal year 2014.
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
Administration and other expenses
Administration and other charges (including other income/(expenses)-net) increased by R87.8 million, or 16.6%, from fiscal year 2014 to fiscal year 2015. This increase was the result of a R45.1 million, or 13.4%, increase in employee costs, consisting of R45.5 million primarily due to the net addition of 21 employees, internal staff promotions and the effect of the weaker South African Rand, R17.0 million due to cost of living adjustments and a R2.4 million increase in the share-based payment expense relating to the cash settled share-based payment transaction in MiX Brazil (refer to note 21 of the consolidated financial statements). These increases were offset by a decrease in the bonus expense of R22.3 million, of which R7.7 million was awarded due to the successful completion of the IPO in fiscal year 2014. The net headcount increase includes the addition of 43 employees relating to the Compass acquisition in November 2014 which resulted in a R1.9 million increase of employee costs offset by a net decrease of 60 employees as a result of the restructuring exercise undertaken in the third quarter of fiscal year 2015 in the Africa and Middle East and Australasia segments. The restructuring activities resulted in a R4.4 million reduction of employee costs in the Middle East and Australasia segment. Restructuring costs of R11.3 million were incurred in fiscal year 2015 as a result of the restructuring plans implemented. Due to additional initial costs relating to the ongoing activities of the segment post the restructuring, the cost savings from the Africa restructuring will only be effective towards the end of the first quarter of fiscal year 2016.
In addition to the employee cost increase, professional fees, allowance for credit losses, amortization, insurance costs and travel costs increased by R13.1 million, R7.0 million, R3.9 million, R1.8 million and R1.7 million respectively.

R7.9 million of the increase in professional fees is attributable to net litigation costs relating to the Inthinc Technologies Solutions, Inc. lawsuit (refer to note 24 of the consolidated financial statements).
In addition to the employee costs described in the paragraph above, the Compass acquisition resulted in increased administration costs of R6.1 million. This included R3.2 million in amortization of the brand name and customer relationships identified as part of the purchase price allocation. Note, the impact of the Compass costs have been included in the variances described above.
Finance Income/(Costs)—Net
Our net finance income was R80.8 million in fiscal year 2015, an increase of 98.7% compared to net finance income of R40.7 million in fiscal year 2014. Net finance income in fiscal year 2015 included net foreign exchange gains of R73.5 million compared to net foreign exchange gains of R38.1 million in fiscal year 2014. Net foreign exchange gains in fiscal year 2015 included R85.6 million relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. This gain was offset by foreign exchange losses incurred throughout the Company. Europe and Middle East and Australasia incurred foreign exchange losses of R1.9 million and R6.7 million respectively, primarily as a result of exposure to the Euro which weakened against both the British Pound and the U.S. Dollar in fiscal year 2015.
Finance income relating to cash and cash equivalents increased by R4.3 million, or 100.3%, in fiscal year 2015, compared to the prior year primarily as a result of our increased cash resources denominated in South African Rand. As the IPO proceeds have been maintained in U.S. Dollars interest, is earned at marginal interest rates.
We manage interest as a net cost and when we have surplus cash available we prepay our debt facilities, when permissible, or deposit the cash in interest-bearing accounts. We generally do not repatriate cash earned outside of South Africa.
Taxation

	For the year ended March 31,
	2015	2014	% Change
	(In thousands, except for percentages)
Taxation	R81,623	R60,574	34.7%
Effective tax rate	35.4%	28.6%
Taxation expense increased by R21.0 million, or 34.7%, from fiscal year 2014 to fiscal year 2015, while our effective tax rate increased by 6.8% to 35.4% in fiscal year 2015. The increase in the effective tax rate was caused primarily as a result of deferred tax assets not recognized on assessed losses in the Americas and Brazil and the tax effect of expenses not deductible for tax, which arose primarily in the corporate segment and included certain non-deductible net foreign exchange losses which were the primary contributor to the increase from the prior year. The effective tax rate was also higher in fiscal year 2015 as a result of lower research and development incentives recognized in MiX Telematics International Proprietary Limited compared to fiscal year 2014. A reconciliation of our effective tax rate to the South African corporate tax rate of 28%, together with additional information on the aforementioned uncertain tax position, is presented in note 29 to the consolidated financial statements.

Inflation Risk
We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases. Our inability to do so could harm our business, financial condition and results of operations.
JOBS Act
The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an EGC. Subject to certain conditions set forth in the JOBS Act, if as an EGC we choose to rely on such exemptions, we may not be required to, among other things: (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation, which would not apply to us in any event so long as we remain a foreign private issuer. These exemptions will apply for a period of five years following our August 2013 IPO or until we no longer meet the requirements of being an EGC, whichever is earlier.
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
Significant Accounting Policies
Revenue Recognition
We recognize revenue at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of our activities. Revenue includes amounts earned on the sale of hardware, subscription sales and installation revenue. Revenue is shown net of discounts, value added tax, returns and after eliminating intercompany sales within the Group.
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

Hardware Revenue
We recognize revenue from hardware sales once the risks and rewards of ownership have transferred to the purchaser. The risks and rewards of ownership typically transfer when legal title and possession is transferred to the buyer at receipt of the full purchase price of the hardware. Certain contractual arrangements require customer acceptance of the hardware after the hardware devices have been installed, and, in these cases, we recognize hardware revenue when customer acceptances have been received.
In addition to selling directly, we sell indirectly through our network of distributors and dealers. We distribute products to small fleet customers and individuals through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with us for the product. The obligation to supply the service rests with us and the credit risk rests with us. The service revenue is recognized when the service is rendered (i.e., on a monthly basis).
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
Installation Revenue
We recognize revenue earned from the installation of hardware in customer vehicles and invoice it separately once the installation has been completed. Due to the short time frame between delivery and installation (installation may occur on the delivery date), invoicing of the hardware and installation elements may occur at the same time.
Repair Services
Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.
Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of our entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Our consolidated financial statements are presented in South African Rand, which is the Group's presentation currency.
Transactions and Balances
Foreign currency transactions are translated into the respective entity's functional currency using the exchange rates prevailing at the transaction dates or valuation date where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from year-end currency translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale, are included in other comprehensive income.

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

•	all resulting exchange differences are recognized in other comprehensive income; and

•	equity items are measured in terms of historical cost at the time of recording, translated at the rate on the date of recording and are not retranslated to closing rates at reporting dates.
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
Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices are capitalized as property, plant and equipment. We depreciate installed in-vehicle devices on a straight-line basis over their expected useful lives (one to five years), commencing upon installation whereas uninstalled in-vehicle devices are not depreciated until installation. The related depreciation expense is recorded as part of cost of sales in the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life.
Intangible Assets
Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the acquirer’s interest in the net fair value of the net assets acquired. Goodwill on acquisition of businesses is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.
Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. The carrying amount of the cash-generating unit (“CGU”) containing the goodwill is compared to the recoverable amount, which is the higher of value-in-use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
Computer Software, Technology, In-House Software, Product Development and Customer Relationships
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (one to five years).
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
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred. Computer software and product development costs recognized as assets are amortized over their estimated useful lives (one to 12 years).
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (three to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management's view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.
Impairment of Non-Financial Assets
Assets that have an indefinite useful life, such as goodwill, are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recognize an impairment loss for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. For purposes of assessing impairment, we group assets at the operating segment level. At each reporting date, we review non-financial assets other than goodwill that have suffered an impairment for possible reversal of the impairment.
Impairment of financial assets
Loans and receivables
We assess, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, we may measure impairment on the basis of an instrument’s fair value using an observable market price.
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
Provisions
Provisions are recognized when we have a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value. The increase in the provision due to the passage of time is recognized as an interest expense. Provision for the estimated liability on all products under warranty is made on the basis of claims experience. Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs. Provision for the anticipated costs associated with the restoration of leasehold property is based on the Group's best estimate of those costs required to restore the property to its original condition. Restructuring provisions are recognized when the Group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in administration and other charges in profit or loss.
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
Warranty Claims
We generally offer warranties on our hardware units. We estimate the related provision for future warranty claims based on historical claim information, as well as recent trends that might suggest that past claim information may differ from future claims.
Maintenance Provision
In some instances, we offer maintenance services as part of our revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.
Income Taxes
We are subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where applicable tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined, any difference is recognized in the period in which the final outcome is determined.

Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Company applies the measurement principle in IAS 12, 'Income Taxes', when measuring the amount of tax to recognize related to an uncertain tax position. Therefore we measure uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.
Impairment estimates
We test annually whether goodwill has suffered any impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped into CGUs at the lowest levels for which there are separately identifiable cash flows. The recoverable amount of CGUs has been based on value in use calculations that require the use of estimates. The calculation of each segment's discounted net present value requires extensive use of estimates and assumptions about discount rates and forecasted cash flows. Actual results could be different. Future changes in assumptions or market conditions may negatively affect these discounted cash flows.
In note 6 and 7 of the consolidated financial statements we have disclosed the key assumptions used for the value in use calculations for all segments where impairment testing was performed. In the segments where goodwill impairment testing was performed, there was significant headroom between the recoverable amount per the value in use calculation and the carrying amount of the segment assets. As a result, management believes that a reasonable change in assumptions would not trigger any impairments.
Customer Relationships
The useful life principally reflects management's view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.
Product Development Cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by us are recorded as intangible assets when the criteria above have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management's best judgement of facts and circumstances in existence at year end.
The useful lives of development costs capitalized are reviewed on an at least an annual basis. The useful life estimates are based on historical experience with similar assets as well as anticipation of future events such as technological changes, which may impact the useful life. The residual values of product development costs are estimated to be zero.
Receivables Allowance
The valuation allowance for trade receivables reflects our estimates of losses arising from the failure or inability of our customers to make required payments. The allowance is based on the aging of customer accounts, customer creditworthiness and our historical write-off experience. Changes to the allowance may be required if the financial condition of our customers improves or deteriorates. Historically, changes to the estimate of losses have not been material to our financial position and results.
Recent Accounting Pronouncements
There are no IFRS or International Financial Reporting Interpretations Committee, or "IFRIC", interpretations that are effective for the first time during fiscal year 2016 that had a material impact on our results.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after the financial year under review and have not been applied in fiscal year 2016. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except for:
IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9, 'Financial Instruments', addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. The revised standard also establishes a more principles-based approach to hedge accounting and addresses inconsistencies and weaknesses in the current model in IAS 39, 'Financial Instruments: Recognition and Measurement'.
In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. The amendments also align hedge accounting more closely with an entity’s risk management. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. We are assessing the impact of IFRS 9.

IFRS 15 - Revenue from contracts with customers (effective date: January 1, 2018)
     IFRS 15, 'Revenue from contracts with customers', will replace IAS 18, 'Revenue', which covers contracts for goods and services and IAS 11, 'Construction contracts' which covers construction contracts. It is a single, comprehensive revenue recognition model for all contracts with customers to achieve greater consistency in the recognition and presentation of revenue. Revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Our initial assessment of the impact of IFRS 15 has indicated that judgement will be required to determine the number of distinct performance obligations in our bundled arrangements when we provide specialized hardware with the related asset management solution. Other areas that we have identified that will require careful consideration are lease versus service assessments and agent versus principal assessments. We plan to undertake a detailed impact assessment of IFRS 15 over the course of the next fiscal year.

IFRS 16 - Leases (effective date: January 1, 2019)
IFRS 16, 'Leases', issued in January 2016, which replaces IAS 17, 'Leases', addresses the recognition, measurement, presentation and disclosure of leases.

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. We are yet to assess IFRS 16's full impact.

5B. LIQUIDITY AND CAPITAL RESOURCES
We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future. Please refer to note 13 to the consolidated financial statements which includes details of the credit worthiness of the financial institutions where cash and cash equivalents are held, as well as the currencies in which cash and cash equivalents were denominated in at March 31, 2016, 2015 and 2014. In May 2016, R474.0 million of the U.S. Dollar IPO proceeds were converted to South African Rand to facilitate the specific repurchase of shares from a related party. Refer to "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds", where details are included relating to how the proceeds raised from the IPO have been utilized.

The following table provides a summary of our cash flows for each of the three years ended, as well as our net cash and cash equivalent position at March 31, 2016, 2015 and 2014:

	Fiscal Year Ended March 31,
	2016	2016	2015	2014
	(In thousands)
Cash generated from operating activities	$16,210	R240,434	R217,644	R203,777
Cash used in investing activities	(16,836)	(249,714)	(189,845)	(133,176)
Cash (used in)/generated from financing activities	(15,050)	(223,229)	7,743	595,713
Effects of exchange rate changes on cash	11,182	165,856	89,234	44,628
Net (decrease)/ increase in cash and cash equivalents	($4,494)	(R66,653)	R124,776	R710,942
In fiscal year 2016, the cash utilized in financing activities includes share repurchases of R123.8 million and dividends paid of R107.2 million. In connection with our IPO in August 2013, we received proceeds of R623.0 million, net of underwriting discounts and commissions and offering costs paid by us, which are included above as cash generated from financing activities. This was offset by dividends paid in fiscal year 2014 of R39.6 million.

The Group has minimum liquidity risk due to the recurring nature of its income and the availability of the cash resources set out below:

	Fiscal Year Ended March 31,
	2016	2016	2015
	(In thousands)
Cash and cash equivalents, net of overdrafts	$58,030	R860,762	R927,415
We fund our operations, capital expenditure and acquisitions through cash generated from operating activities, cash on hand and our existing borrowing facilities.
Following the completion of our IPO of ADSs in fiscal year 2014, we discontinued our then policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth. During fiscal year 2016, after a strategic review, the Board decided to reintroduce the Company's policy of paying regular dividends, which is considered on a quarter-by-quarter basis.
Operating Activities
Net cash generated from operating activities in fiscal year 2016 increased to R240.4 million from R217.6 million in the prior year, which is primarily attributable to decreased investments in working capital in fiscal year 2016, offset by an increase in taxation paid. Net cash generated from operating activities during fiscal year 2016 consisted of our operating profit (after excluding non-cash charges) of R323.2 million, net investments in working capital of R29.4 million, net interest received of R6.1 million and taxes paid of R59.5 million.
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
Net cash generated from operating activities in fiscal year 2014 decreased to R203.8 million from R211.9 million in fiscal year 2013 due to increased investments in working capital in fiscal 2014. Net cash generated from operating activities during fiscal year 2014 consisted of our operating profit (after excluding non-cash charges) of R307.0 million, net investments in working capital of R40.8 million, net interest received of R1.5 million and taxes paid of R63.9 million.

Investing Activities
Net cash used in investing activities in fiscal year 2016 increased to R249.7 million from R189.8 million in the prior year. Net cash used in investing activities during fiscal year 2016 primarily consisted of capital expenditures of R241.9 million. Capital expenditures during the year included capitalized development costs of R59.3 million and cash paid to purchase property, plant, and equipment of R155.6 million, which included in-vehicle devices of R143.1 million. In addition to the capital expenditure, net cash used in investing activities also included R1.4 million of deferred consideration paid as a result of fiscal year 2014 acquisitions and R18.0 million related to the contingent consideration payable in respect of the Compass acquisition in fiscal year 2015. These were offset by a net decrease in restricted cash of R10.9 million.
Net cash used in investing activities in fiscal year 2015 increased to R189.8 million from R133.2 million in the prior year. Net cash used in investing activities during fiscal year 2015 primarily consisted of capital expenditures of R129.3 million. Capital expenditures during the year included capitalized development costs of R57.7 million and cash paid to purchase property, plant, and equipment of R63.6 million, which included in-vehicle devices of R49.0 million. In addition to the capital expenditure, net cash used in investing activities also included an initial outflow of R40.0 million for the acquisition of the business assets and liabilities of Compass and an outflow of R1.2 million of deferred consideration paid as a result of fiscal year 2014 acquisitions. Restricted cash also included R18.0 million related to the contingent consideration payable in respect of the Compass acquisition, which was held in trust and subsequently paid in May 2015.
Net cash used in investing activities in fiscal year 2014 increased to R133.2 million as compared to R96.1 million in fiscal year 2013. Net cash used in investing activities during fiscal year 2014 primarily consisted of capital expenditures of R128.7 million. Capital expenditures during the year included capitalized development costs of R35.2 million and cash paid to purchase property, plant and equipment of R79.6 million, which included in-vehicle devices of R58.9 million. In addition to the capital expenditure, net cash used in investing activities also included an initial outflow of R3.6 million for the acquisition of a proprietary software development business and an outflow of R0.3 million of deferred consideration paid as a result of this acquisition.
Financing Activities
In fiscal year 2016, net cash used in financing activities was R223.2 million. The net cash used in financing activities in fiscal year 2016 included share repurchases of R123.8 million, dividends paid of R107.2 million and R7.7 million in proceeds received from the issuance of shares relating to share options exercised under the share option scheme.
In fiscal year 2015, net cash generated from financing activities was R7.7 million which was due to share options exercised under the share option scheme. No dividend payments or repayment of borrowings were made in fiscal year 2015.
In fiscal year 2014, net cash generated from financing activities was R595.7 million. The net cash generated from financing activities in fiscal year 2014 included R665.7 million in respect of proceeds arising from the issuance of shares, which included R649.9 million of proceeds from our IPO, before share issue expenses of R27.0 million were paid. A further R15.8 million was received as a result of share options exercised during the year under the share option scheme. Net cash generated from financing activities for fiscal year 2014 also included dividend payments of R39.6 million and net repayment of borrowings of R3.4 million.
Credit Facilities
At March 31, 2016, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft and borrowings) of R860.8 million ($58.0 million) and unutilized borrowing capacity of R72.1 million ($4.9 million) available through our credit facilities. Our principal sources of credit are our facilities with Standard Bank Limited and Nedbank Limited.

We have a R70.0 million overdraft facility and an unutilized vehicle and asset finance facility of R8.5 million with Standard Bank Limited that bear interest at the South African prime rate less 1.2%.
At March 31, 2016, R16.4 million ($1.1 million) was utilized under this facility. We use this facility as part of our currency hedging strategy. We draw down on this facility in the applicable currency in order to fix the exchange rate on existing balance sheet foreign currency exposure that we anticipate settling in that currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by the Company and our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by the Company and MiX Telematics International Proprietary Limited.

Our Investec credit facilities historically included an overdraft facility and a term loan facility. Our R50.0 million overdraft facility expired in January 2015 and was not renewed. The term loan facility matured in September 2015 and was not renewed.
During fiscal year 2014, we entered into a R10.0 million facility from Nedbank Limited that bears interest at South African prime less 2%. At March 31, 2016, the facility was not being used. We plan to use this facility for working capital purposes in our Africa operations.
Our credit facilities with Standard Bank Limited and Nedbank Limited contain certain restrictive clauses, including without limitation, those limiting our and our guarantor subsidiaries', as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.
Please refer to section "Item 5F. Tabular Disclosure of Contractual Obligations", where the Group's contractual cash obligations have been disclosed.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For our disclosures in respect of research and development, technology and intellectual property please refer to "Item 4B. Business Overview".
5D. TREND INFORMATION
Subscription revenue is our largest and fastest growing component of total revenue. The table below sets out subscription revenue and total subscribers for each of the eight quarters in the period ending March 31, 2016.

	For the Quarter Ended,
	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Subscription Revenue (R'000)	307,095	294,466	284,878	271,790	266,292	253,661	241,769	236,613
Subscribers	566,177	550,765	541,346	523,344	512,344	495,367	479,318	462,746
Subscription revenue increased sequentially in each of the quarters presented primarily due to increases in the number of total subscribers in each quarter.
Historical trends in profitability may be affected by hardware revenue fluctuations, caused by long sales cycles for our enterprise fleet management solutions and an increasing trend towards fully-bundled subscriptions as opposed to upfront hardware purchases.
In fiscal years 2016, 2015 and 2014, our subscription revenue derived from customers in the oil and gas industry was in excess of 20% of subscription revenue and represents our single biggest vertical amongst our enterprise fleet management customers. Our oil and gas customers are primarily in our Americas segment and Middle East and Australasia region. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices affect our customers' spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, has had and could in future have a negative impact on our net subscriber growth and hardware revenue from this vertical.

5E. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual cash obligations at the end of fiscal year 2016 are summarized in the following table:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(In thousands)
Term loan	R1,152	R1,152	—	—	—
Operating lease obligations	32,572	21,606	10,966	—	—
Approved and committed capital commitments	55,705	55,705	—	—	—
Outstanding purchase obligations	65,009	58,368	6,538	103	—
Data center commitments	9,805	7,725	2,080	—	—
Total	R164,243	R144,556	R19,584	103	—
Total contractual obligations as of March 31, 2016, were R164.2 million ($11.1 million).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6 A. DIRECTORS AND SENIOR MANAGEMENT
The names of the senior management and directors of MiX Telematics Limited, their ages at June 13, 2016, and their positions, are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa, 1685.

Name	Age	Position

Senior Management
Stefan Joselowitz	57	President and Chief Executive Officer / Director
Megan Pydigadu	41	Chief Financial Officer / Director
Charles Tasker	52	Chief Operating Officer / Director
Brendan Horan	41	Executive Vice President — Managing Director of Africa
Catherine Lewis	41	Executive Vice President — Technology
Gert Pretorius	48	Executive Vice President — Information Systems

Non-Executive Directors
Richard Bruyns	63	Chairman
Enos Banda	50	Director
Christopher Ewing	67	Director
Robin Frew	56	Director
Ian Jacobs	39	Director
Mark Lamberti (1)	65	Director
Anthony Welton	68	Director
George Nakos (1)	39	Alternate Director to Mark Lamberti

(1)
On June 15, 2016, Mark Lamberti tendered his resignation as non-executive director and George Nakos tendered his resignation as alternate non-executive director to Mark Lamberti with effect from and subject to the fulfilment of the conditions precedent pursuant to the proposed specific repurchase of shares from Imperial Corporate Services. See "Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party", which sets forth details of the proposed specific repurchase of shares.

Senior Management
Stefan Joselowitz has served as our President and Chief Executive Officer, and as a member of our Board of Directors, since he founded the Group in 1996. In 2008, he relocated to the United States as part of our global expansion strategy. Since founding MiX, Stefan Joselowitz has overseen six acquisitions. He successfully orchestrated the Company's listing on the JSE in 2007 and in 2013 led the team that listed the Company on the NYSE, in the process concluding a $65 million capital raising. Prior to MiX, from 1984 to 1995, he served as Chief Executive Officer, and previously, Sales Director, of Shurlok Proprietary Limited, a developer of electronic systems for the automotive industry, helping to build the company into a leader in the field of vehicle safety and security.
Megan Pydigadu has served as our Chief Financial Officer and as a member of our Board of Directors since 2010. Previously, Megan Pydigadu served as our Financial Controller. From 2005 until joining MiX in 2010, Megan Pydigadu served as Group Financial Controller for Bateman Engineering, an international project management business based in South Africa and previously as a Senior Divisional Financial Manager at De Beers and as an accountant with Deloitte & Touche. She is a registered accountant in South Africa.
Charles Tasker has served as the Chief Operating Officer since June 2014 and has served as a member of our Board of Directors since August 2007. Prior to assuming the position of Chief Operating Officer, Charles Tasker served as the Executive responsible for our Fleet Solutions worldwide since the acquisition of OmniBridge in 2007. Prior to MiX, Charles Tasker founded DataPro in 1986, an Internet service provider and software development company, which was acquired by Control Instruments Group Limited in 1996. As part of that acquisition, Charles Tasker joined Control Instruments to lead its fleet management business, which became OmniBridge. Charles Tasker has more than 25 years of entrepreneurial and management experience working with companies in the technology sector.
Brendan Horan, an Executive Vice President, has served as Managing Director of Africa since June 2014 when our fleet and consumer businesses in Africa were merged into one business. Brendan Horan served as the Executive responsible for Consumer Solutions from January 2012 to June 2014. From September 2008 until December 2011, Brendan Horan served as General Manager - Sales and Marketing of MiX Telematics Africa Proprietary Limited, which covered both fleet and consumer business development for the whole of Africa. Previously, Brendan Horan served as our General Manager – RSA and Africa Fleet, from March 2007 until September 2008. Brendan Horan is a registered accountant with previous accounting experience in South Africa and the United Kingdom.
Catherine Lewis, our Executive Vice President for Technology, joined the business formerly known as OmniBridge in May 2001 and in November 2013 was promoted to Managing Director of MiX's Central Services Organisation. Catherine Lewis is the custodian of the MiX Telematics brand and is responsible for product development and manufacturing, the hosting and operations of the MiX SaaS platform, fleet marketing and product management, technical support and associated services. Catherine Lewis holds a Business Science degree with Honors in Information Systems from the University of Cape Town.
Gert Pretorius has served as the Executive Vice President for Information Systems since June 2014 and is responsible for our information technology and business systems. Gert Pretorius served as the Executive responsible for Africa Fleet Solutions from January 2012 to June 2014. Gert Pretorius has served in various other senior sales and operations roles at MiX before being appointed Chief Operating Officer for MiX Africa in 2010. Previously, Gert Pretorius served as Operations Manager for OmniBridge. From 1998 until joining OmniBridge, Gert Pretorius held senior executive roles at fleet management companies including Super Group and Daimler Fleet Management and in the security industry at Coin Security Group.
Directors
Richard Bruyns has served as the Chairman of our Board of Directors since October 2007. Richard Bruyns is also a member of our Audit and Risk Committee, our Nominations and Remuneration Committee and our Social and Ethics Committee. Richard Bruyns also currently serves as chairman and independent non-executive director on the board of directors of the Constantia Insurance Group, consisting of three publicly traded companies.
Enos Banda has served as a member of our Board of Directors since May 2013. Enos Banda is also a member of our Audit and Risk Committee. Enos Banda is the founder and chief executive officer of Freetel Capital Proprietary Limited, a private investment partnership, since 2006, and has served as a non-executive director of Super Group Limited since July 2011. Furthermore, Enos Banda has sat on a number of boards of listed and unlisted international and South African companies including serving as chairman of Gold Reef Resorts Limited, which merged with Tsogo Sun, from July 2009 to February 2011. Enos Banda has served as chairman of the South African National Electricity Regulator and chairman of the Municipal Infrastructure Investment Unit of the South African Government. Enos Banda was country head for global bank Credit Suisse First Boston and later, head of sub-Saharan Africa for HSBC Corporate and Investment Bank. Enos Banda has practiced law in both the United States and in South Africa. Enos Banda is a member of the New York law bar and an Advocate of the Supreme Court of South Africa. Enos Banda is a Senior Associate and Faculty Member of the University of Cambridge Institute on Sustainability Leadership and he serves on the US Board of the South Africa Washington International Program, a non-profit organization that supports emerging South African leaders. He is also the founder of Freetel Energy, a technology based developer of advanced electricity transmission infrastructure.
Christopher Ewing has served as a member of our Board of Directors since January 2012. Christopher Ewing is chairman of the Social and Ethics Committee and also serves as a member of our Audit and Risk Committee. In 2014, Christopher Ewing became chairman of DLA Piper Africa, responsible for the relationships which the firm holds with its partner firms across Africa. Christopher Ewing has practiced corporate law for more than 30 years and has specialized in mergers and acquisitions. He also serves as chairman of the Better Life Group Limited, a public company, and is on the board of directors of The Pivotal Fund Limited, listed on the JSE. Christopher Ewing is furthermore also a member of the South African Takeover Regulation Panel (a regulatory body established in terms of the South African Companies Act).
Robin Frew has served as a member of our Board of Directors since November 1997. Robin Frew serves as the Chairman of our Nominations and Remuneration Committee. Robin Frew has served as the chief executive officer of Masalini Capital Proprietary Limited, a private investment partnership, since 2002.
Ian Jacobs was elected as a member of our Board of Directors in June 2016. Ian Jacobs (BA (Econ) CFA, MBA) graduated from Yeshiva University, New York in 1997. He worked as a research analyst focused on small capitalization companies from 1997 to 2002 at Schroders, Sidoti & Co. and Goldman Sachs & Co., respectively. In 2003, after graduating from Columbia Business School, New York, Ian Jacobs joined Berkshire Hathaway Inc. where he worked on investment research and other projects as directed by the chairman/CEO. In 2009, Ian Jacobs left Berkshire Hathaway Inc. and founded 402 Capital LLC, a concentrated value focused manager that invests in businesses with structural competitive advantage. Ian Jacobs is currently on the board of Spark Networks, Inc., where he is the chairman of its compensation committee and a member of its nominating committee.
Mark Lamberti has served as a member of our Board of Directors since November 2014. Mark Lamberti is currently the Chief Executive Officer of Imperial Holdings Limited ("Imperial"). From 2008 until 2014, Mark Lamberti was the CEO and a major shareholder of Transaction Capital Limited. He served as its non-executive chairperson until March 2014 when he resigned to devote his attention fully to Imperial. In April 2014, Mark Lamberti also resigned as non-executive chairperson of the board of Massmart Holdings, a position he assumed in 2007 after serving for almost 19 years as founder, architect, CEO and major shareholder. Since his early 30s, Mark Lamberti has served as an executive and non-executive on the boards of various public companies, including Wooltru, Primedia, Datatec, Telkom and Altron. Mark Lamberti currently serves as an executive committee member and director of Business Leadership South Africa and is a trustee and executive committee member of the National Education Collaboration Trust, which is a government, business, labor and civil society initiative to support the National Development Plan and the Education Sector Plan.
Anthony Welton has served as a member of our Board of Directors since February 2008. Anthony Welton serves as a member of our Nominations and Remuneration Committee and until April 3, 2014 as chairman of the Social and Ethics Committee. On April 3, 2014, he was appointed as chairman of the Audit and Risk Committee and on that date he relinquished the chairmanship of the Social and Ethics Committee but remains a member of that committee. Anthony Welton's career as a financial director of JSE listed companies spanned the years from 1986 to 2009.
George Nakos has served on our Board of Directors, as the alternate director to Mark Lamberti, since November 2015. George Nakos was employed at Investec Bank Limited from 2000 to 2015, initially forming part of Strategic Projects under the Group Executive and thereafter as a member of Investec South Africa Corporate Finance Executive Committee and as the Global Coordinator of Investec Natural Resources. George Nakos joined Imperial Holdings in October 2015 as Group Corporate Finance Executive and as a member of its Executive Committee.

6B. Compensation
Compensation of Directors and Executive Officers
Non-Executive Director Compensation
Fees payable to non-executive directors are proposed and reviewed semi-annually by our Nominations and Remuneration Committee and recommended to our Board of Directors, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. At the annual meeting of shareholders held on September 16, 2015, our shareholders approved non-executive director fees for a period of two years from the passing of the resolution (i.e. September 16, 2015) or until its renewal, whichever is the earliest. These fees are set out below:

Annual Fee
Description	(In thousands)
Directors' fee	R300
Audit and Risk Committee member *	170
Nominations and Remuneration Committee member *	70
Social and Ethics Committee member *	55
Chairman of the Board *	360
Chairman of the Audit and Risk Committee **	225
Chairman of the Nominations and Remuneration Committee **	105
Chairman of the Social and Ethics Committee **	100
*    In addition to the directors' fee

**     Includes committee membership fee
Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or long-term incentive plans. We do not set aside or accrue any amounts to provide pension, retirements or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2016 was R3.3 million.
The following table sets forth the amounts paid to our non-executive directors for fiscal year 2016.

	Fiscal Year ended March 31,
	2016	2016
Non-Executive Directors	(In thousands)
Richard Bruyns	$61	R910
Enos Banda	30	442
Christopher Ewing	36	538
Robin Frew (1)	26	387
Mark Lamberti (1) (2)	19	286
Anthony Welton	41	604
Mohammed Akoojee (3)	—	—
George Nakos (2) (4)	—	—
Sub-total	213	3,167
Value-added tax (1)	6	94
Total	$219	R3,261

(1)	Value-added tax included as part of invoice received. Directors' fees shown exclude value-added tax.

(2)
On June 15, 2016, Mark Lamberti tendered his resignation as non-executive director and George Nakos tendered his resignation as alternate non-executive director to Mark Lamberti with effect from and subject to the fulfilment of the conditions precedent pursuant to the proposed specific repurchase of shares from Imperial Corporate Services. See "Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party", which sets forth details of the proposed specific repurchase of shares.

(3)	Resigned as alternate director to Mark Lamberti with effect from November 4, 2015.

(4)	Appointed as alternate director to Mark Lamberti with effect from November 4, 2015.

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

The aggregate compensation, including benefits in kind, for our executive directors and other senior management for fiscal year 2016, was approximately R35.8 million.
The following table sets forth the amounts paid to our executive committee members for fiscal year 2015.

	Fiscal Year ended March 31, 2016
	Salary and Allowances (2)	Other Benefits (3)		Retirement Benefits	Performance Bonuses (4)	Total
Executives (1)	(In thousands)
Stefan Joselowitz (5)	R7,006	—		—	R3,806	R10,812
Megan Pydigadu	2,304	109		87	1,299	3,799
Charles Tasker	3,288	45		264	1,691	5,288
Brendan Horan	2,292	118		90	1,365	3,865
Gert Pretorius	1,906	118		308	1,120	3,452
Riëtte Botha (6)	390	1,979	(7)	15	728	3,112
Howard Scott(5)(6)	586	100	(8)	—	1,054	1,740
Catherine Lewis	2,026	52		180	1,446	3,704
Total	R19,798	R2,521		R944	R12,509	R35,772

(1)	Each of the listed executives is party to an employment contract with us as described in "Executive Employment Contracts".

(2)	Allowances include cost of living and travel allowances.

(3)	Other benefits represent group life and health insurance.

(4)	Performance bonuses are based on actual amounts paid during the financial year.

(5)	Individuals paid in U.S. Dollars. The amounts paid to individuals in U.S. Dollars have been translated into South African Rand at the exchange rate applicable at the time of payment.

(6)	Resigned from the Company with effect from May 31, 2015.

(7)	Other benefits paid to R Botha include notice pay, severance pay and gratuity payments made as compensation for loss of office.

(8)	Other benefits paid to H Scott comprise of gratuity payments made upon retirement.

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
Equity Incentive Plans
The Group has issued share options under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan ("LTIP"), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution on September 17, 2014, no further awards will be made in terms of the TeliMatrix Group Executive Incentive Scheme going forward.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares or share appreciation rights ("SARs"). To date only SARs have been issued under the LTIP.

As at March 31, 2016, executive committee members have been issued equity incentives under the TeliMatrix Group Executive Incentive Scheme and under the LTIP.
The TeliMatrix Group Executive Incentive Plan is a share option plan. The share option plan and the award of share options to executive directors and senior executives is controlled by the Nominations and Remuneration Committee. Historically, motivations for the award of share options were presented by the Chief Executive Officer to the committee which, after review and consideration, recommended the award of such options as it deemed fit to the Board for approval. Selected participants received grants of share options which are conditional rights to receive MiX shares at prices equal to the exercise price. Vesting of options is subject to time and performance conditions. The performance conditions and period were determined by the Board on a grant-by-grant basis in respect of each new grant of options.
The targets and measuring terms relating to each issue are detailed in the letter of grant. After vesting, the options will become exercisable. Upon exercise by a participant, the Company settles the value of options by delivering MiX shares that will be issued out of authorized unissued MiX shares. These options are treated as equity-settled instruments.
Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2016, options to purchase 28,912,500 of our ordinary shares with a weighted average exercise price of R2.35 per share were outstanding, and options for the purchase of 11,250,000 such shares were fully vested.
LTIP awards are controlled by the Nominations and Remuneration Committee. Motivations for the awards are presented by the Chief Executive Officer to the Nominations and Remuneration Committee which, after review and consideration, recommends the award as it deems fit to the Board for approval. The award/exercise price of the SARs, performance shares and retention shares granted are equal to the closing market value of ordinary shares on the day preceding the date of the grant.
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
The value of the difference between the exercise and grant price of the SARs may be settled at the Company's option, by the Company by delivering shares or by settling the value in cash.  Because the Company intends to settle the SARs by delivering shares and has not established a past practice of settling in cash, the SARs are classified as equity-settled share-based payment awards.

The following table sets forth the outstanding stock-based compensation benefits (share options and SARs) for executives at March 31, 2016.

Share options	June 4, 2010 000s	June 4, 2010 000s	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s
S Joselowitz(1)	—	3,000	—	2,500	—	5,500
M Pydigadu(1)	600	500	—	1,000	1,500	3,600
C Tasker(1)	—	—	2,000	2,000	1,500	5,500
B Horan	—	—	500	1,500	1,000	3,000
G Pretorius	—	—	750	1,500	1,000	3,250
C Lewis	—	—	—	1,500	1,000	2,500
	600	3,500	3,250	10,000	6,000	23,350
Option strike price (cents per share)	112	112	154	246	411
JSE share price on grant date (cents per share)	104	104	160	300	411
Expiry date	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions
Share price of (Rand)	n/a	5	n/a	n/a	n/a
Minimum shareholder return of	5%	n/a	10%	10%	10%

SARs	August 31, 2015 000s	Total 000s
S Joselowitz(1)	1,000	1,000
M Pydigadu(1)	750	750
C Tasker(1)	750	750
B Horan	750	750
G Pretorius	500	500
C Lewis	500	500
	4,250	4,250
JSE share price on grant date (cents per share)	319
Expiry date	August 31, 2021
Performance conditions
Share price of (Rand)	n/a
Minimum shareholder return of	10%
(1)    Executive director at March 31, 2016 and March 31, 2015.

In respect of H Scott and R Botha who retired on May 31, 2015, the Board has resolved, as permitted by the share plan rules, that the options not exercised by these executives prior to the retirement date, could be exercised upon vesting before the expiry date of the option. They held the following options at March 31, 2016:

	June 4, 2010 000s	June 4, 2010 000s	Total 000s
R Botha	1,375	—	1,375
H Scott	—	500	500
	1,375	500	1,875
Option strike price (cents per share)	112	112
JSE share price on grant date (cents per share)	104	104
Expiry date	June 4, 2016	June 4, 2016
Performance conditions:
Share price of (Rand)	n/a	5
Minimum shareholder return of	5%	n/a

Retirement Benefits
It is our policy to provide retirement benefits to all our South African, United Kingdom, United States, Brazilian, Romanian and Australian employees.
All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the U.K. plan is subject to the United Kingdom Pensions Act of 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social ("RGPS") and a private social contribution plan called Regime de Previdência Complementar ("RPC"), which is optional. In Romania there is a mandatory social security contribution paid to the State Budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015). For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered.
The full extent of the Group's liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2016, 2015 and 2014, we contributed an aggregate of R27.1 million, R20.0 million and R17.8 million respectively, in respect of the retirement benefits.
Life Insurance
We offer group life insurance coverage up to seven times the basic annual salary for a number of employees and temporary absence cover for eligible employees who are long-term absentees for up to age 65 if the absence is due to illness or injury for up to three years if the absence is due to any other reason.
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

•	The inclusion of confidentiality, assignment of inventions and restraint of trade agreements.
The annual cost to company salary package of our executives is as follows:

•	Stefan Joselowitz. Stefan Joselowitz is paid an annual cost to company salary package of $513,585.

•	Megan Pydigadu. Megan Pydigadu is paid an annual cost to company salary package of R2,650,000 ($178,656).

•
Charles Tasker. Charles Tasker is paid an annual cost to company salary package of R3,400,000 ($229,219). Charles Tasker who is employed by MiX International Proprietary Limited, one of our South African subsidiaries, is required to spend at least four months a year in the United States. While in the United States, Charles Tasker is entitled to an additional allowance of $7,500 per month, the use of two company vehicles, and four airline tickets between South Africa and the United States per year for his family members.

•	Brendan Horan. Brendan Horan is paid an annual cost to company salary package of R2,650,000 ($178,656).

•	Gert Pretorius. Gert Pretorius is paid an annual cost to company salary package of R2,472,000 ($166,655).

•	Catherine Lewis. Catherine Lewis is paid an annual cost to company salary package of R2,472,000 ($166,655).
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
In addition, we have entered into agreements to indemnify our directors and executive officers to the maximum extent allowed under South African law. These agreements have, among other things, indemnified these individuals for certain expenses (including attorneys' fees), judgements, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person's status as a member of our Board of Directors.

6C. BOARD PRACTICES
Board of Directors
Our Board of Directors is composed of seven non-executive directors, one alternate director and three executive directors. Our Memorandum of Incorporation requires that our Board of Directors must be comprised of at least four directors. At least one-third of the non-executive directors retire by rotation each year and stand for re-election at each annual general meeting in accordance with our Memorandum of Incorporation. Director appointments during the year are ratified at the next annual general meeting. The expiration of our current non-executive directors' terms of office is set forth in the table below.

Non-Executive Director	Initial appointment to the Board of Directors	Year Current Term Expires

Richard Bruyns	August 2007	2018
Enos Banda	May 2013	2016*
Christopher Ewing	January 2012	2017
Robin Frew	January 1996	2016*
Mark Lamberti (1)	November 2014	2018
Anthony Welton	February 2008	2017
Ian Jacobs (2)	June 2016	2018
George Nakos (1) (3)	November 2015	2018

Executive Director
Stefan Joselowitz	January 1996	Indefinite
Megan Pydigadu	August 2010	Indefinite
Charles Tasker	August 2007	Indefinite

*	Proposed re-election to be approved by shareholders at our annual general meeting on September 14, 2016.
(1)
On June 15, 2016, Mark Lamberti tendered his resignation as non-executive director and George Nakos tendered his resignation as alternate non-executive director to Mark Lamberti with effect from and subject to the fulfilment of the conditions precedent pursuant to the proposed specific repurchase of shares from Imperial Corporate Services. See "Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party", which sets forth details of the proposed specific repurchase of shares.

(2)	Appointed to the board with effect from June 1, 2016. Appointment to be confirmed by shareholders at our annual general meeting on September 14, 2016.
(3)	Alternate director to Mark Lamberti.

Refer to "Item 6B. Compensation – Executive Employment Contracts" for further details in respect of the termination of Executive Director contracts. There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
Directors are appointed on the basis of skill, experience and their contribution and impact on our activities. Apart from the statutory requirements relating to eligibility and qualification, no additional eligibility requirements or qualifications are stipulated in our Memorandum of Incorporation. In accordance with its annual meeting plan, our Board of Directors meets at least quarterly.
Our Board of Directors has established committees to assist in the execution of its responsibilities. Each committee operates in accordance with an approved charter and the performance of each committee is reviewed annually by our Board of Directors. The following is a brief description of each of the committees and their respective duties:

Audit and Risk Committee
Our Audit and Risk Committee assists our Board of Directors in matters relating to internal controls, financial reporting, external audit, internal audit, risk management and regulatory compliance. The Audit and Risk Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE. Our Audit and Risk Committee's responsibilities include:

•	reviewing internal control systems developed by management;

•	reviewing internal controls over financial reporting, which include disclosure controls and procedures;

•	evaluation of the effectiveness of the internal control frameworks and reviewing whether recommendations made by the external and internal auditors and advisers have been implemented;

•	considering the security of our computer systems and evaluates contingency plans in the event of systems breakdowns and disasters;

•
overseeing the financial reporting process and reviewing the quarterly results announcements, interim financial statements, annual financial statements, SEC filings including the Form 20-F, preliminary announcements and special documents prior to release;

•
reviewing, with management and the external auditor, the financial statements, key accounting policies, practices and estimates, any changes to accounting policies and estimates and judgements, significant adjustments, unadjusted differences and any disagreements;

•	annually reviewing the performance of the external auditor and nominating for appointment an independent registered auditor;

•	reviewing processes to ensure that reliable and efficient risk management strategies, policies and risk insurance programs are in place; and

•	reviewing the process for monitoring compliance with laws and regulations.
Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. Since our listing on the NYSE our Audit and Risk Committee has been comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE Listings Requirements. A representative from the outsourced internal audit function and the external auditors attend meetings. The Chief Financial Officer and the Chief Executive Officer attend all meetings. The Chairman of our Social and Ethics Committee is also a member of the Audit and Risk Committee. The committee meets at least six times a year, with two meetings a year focused on risk management. The current members of our Audit and Risk Committee are Enos Banda, Richard Bruyns, Christopher Ewing and Anthony Welton (Chair). Anthony Welton is our audit committee financial expert as defined by SEC rules.
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

Social and Ethics Committee
In accordance with the Companies Act, we established this committee in fiscal year 2012. Our Social and Ethics Committee monitors our activities, particularly with respect to any relevant legislation, other legal requirements or prevailing codes of best practice, regarding matters relating to:

•
social and economic development, including our standing in terms of the goals and purposes of: (a) the ten principles set out in the United Nations Global Compact Principles; (b) the Organization for Economic Cooperation and Development recommendations regarding corruption; (c) South African Employment Equity Act; and (d) B-BBEE;

•	good corporate citizenship;

•	the environment, health and public safety, including the impact of our activities, products and services;

•	consumer relationships, including our advertising, public relations and compliance with consumer protection laws;

•	reviewing the process for monitoring compliance with laws, regulations and our Code of Ethics and Conduct; and

•
labor and employment, including our standing in terms of the International Labour Organisation Protocol on decent work and working conditions, our employment relationships and our contribution toward the educational development of our employees.

 The Chief Executive Officer and Chief Financial Officer are invited to attend all meetings. The committee meets at least three times a year. The members of our Social and Ethics Committee at March 31, 2016 were Richard Bruyns, Christopher Ewing (Chair), Brendan Horan and Anthony Welton.
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
6D. EMPLOYEES
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2016	2015	2014
South Africa	866	826	793
United States	62	59	71
United Kingdom	49	49	45
United Arab Emirates	52	60	69
Australia	37	43	47
Brazil	14	15	12
Uganda	5	2	2
Romania	3	1	—
Thailand	1	1	—
Total	1,089	1,056	1,039

Full-time	1,067	1,002	939
Part-time	22	54	100
Total	1,089	1,056	1,039

6E. SHARE OWNERSHIP
The table below sets forth information with respect to the beneficial ownership of our shares as of June 15, 2016, by each of our directors and executive officers. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of June 15, 2016, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 763,087,500 ordinary shares outstanding at June 15, 2016 (excludes 40,000,000 treasury shares held by MiX Investments Proprietary Limited, a wholly owned subsidiary of the Company).

	June 15, 2016
	Number of ordinary shares beneficially owned ('000)	Percentage of beneficial ownership
Non-executive
Richard Bruyns (1)	3,697	*
Enos Banda	—	*
Mark Lamberti (2)	—	*
Christopher Ewing	—	*
Robin Frew (3)	61,210	8.0%
Anthony Welton (4)	—	*
Ian Jacobs (5)	63	*

Executive
Stefan Joselowitz (6)	27,592	3.6%
Megan Pydigadu (7)	1,200	*
Charles Tasker (8)	5,828	*
Gert Pretorius (9)	1,285	*
Brendan Horan (10)	1,217	*
Catherine Lewis (11)	2,275	*
All directors and executive officers as a group (12)	104,367	13.7%
*    Less than 1%.

(1)
Includes 3,696,563 ordinary shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Richard Bruyns.

(2)
On June 15, 2016, Mark Lamberti tendered his resignation as non-executive director with effect from and subject to the fulfilment of the conditions precedent pursuant to the proposed specific repurchase of shares from Imperial Corporate Services. See "Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party", which sets forth details of the proposed specific repurchase of shares.

(3)
Includes 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited and 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster. Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew. Excludes 7,911,040 ordinary shares held by Thynk Capital Proprietary Limited ("Thynk"), as to which Robin Frew disclaims beneficial ownership. Thynk is owned in equal parts by three individuals, Robin Frew, Neil Macdonald and Robert Ferguson. Voting and investment power over such shares is exercised by the directors of Thynk, Robin Frew and Neil Macdonald, subject to ultimate control by the owners of Thynk. Excludes 70,261,440 ordinary shares held the GAF Family Trust, as to which Robin Frew disclaims beneficial ownership as he is a discretionary beneficiary but not a trustee.

(4)	Excludes 235,000 ordinary shares owned by Anthony Welton's spouse, as to which he disclaims beneficial ownership.

(5)
Includes 2,500 ADSs translating to 62,500 ordinary shares held by Ian Jacobs directly. Ian Jacobs disclaims beneficial ownership with respect to any shares other than the shares owned directly and of record by Ian Jacobs.

(6)	Includes options to purchase 1,250,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016.

(7)	Includes options to purchase 500,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016.

(8)
Includes 3,328,154 ordinary shares owned by a family trust of which Charles Tasker, his spouse and Johan Pretorius are trustees and options to purchase 2,500,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016. Voting and investment power over the ordinary shares held by such trust are exercised by Charles Tasker and his spouse.

(9)	Includes options to purchase 1,250,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016.

(10)
Includes options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016. Excludes 78,100 ordinary shares owned by Brendan Horan's spouse, as to which he disclaims beneficial ownership.

(11)	Includes options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016.

(12)	Includes options to purchase 7,000,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2016.
Refer to "Item 6B. Compensation", which sets forth details of the share incentive plan and the outstanding stock-based compensation benefits held by executives at March 31, 2016.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS
As of June 15, 2016, our issued share capital consisted of 803,087,500 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation (except to the extent that the shareholdings of Imperial Holdings Limited disclosed in the table below may be deemed to constitute control); or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The following table sets forth, as of June 15, 2016, certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name of beneficial owner (1)	Total shareholding	% of shares in issue (2)
Imperial Holdings Limited (3)	200,828,260	25.0%
GAF Trust (4)	70,261,440	8.7%
Masalini Capital Proprietary Limited (5)	60,410,880	7.5%
MiX Telematics Investments Proprietary Limited (6)	40,000,000	5.0%

(1)	Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)	The percentages shown are based on 803,087,500 ordinary shares issued and outstanding as of June 15, 2016.

(3)
Includes 200,828,260 ordinary shares owned by Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"). Imperial Holdings Limited owns Imperial Corporate Services, and voting and investment power over the foregoing shares is exercised by the Board of Directors of Imperial Holdings Limited, which is comprised of the following individuals: Dr. Suresh Kana, Thembisa Dingaan, Phumzile Langeni, Mohammed Valli Moosa, Roderick John Alwyn Sparks, Raboijane Moses Kgosana, Younaid Waja, Ashley (Oshy) Tugendhaft, Peter Cooper, Graham Wayne Dempster, Osman Suluman Arbee, Manuel Pereira de Canha, Marius Swanepoel, Mark James Lamberti, Philip Bernard Michaux, Carsten Taucke, Berenice Joy Francis, Taryn Marcus, Kerry Cassel and George Nakos. See "Item 7A. Major Shareholders - Specific Repurchase of Shares from Related Party", which sets forth details of the proposed specific repurchase of shares.

(4)
Liane Frew, an immediate family member of Robin Frew, is one of three trustees of the GAF Trust. The other trustees of the GAF Trust are Michael Bloom and David Nathan. Voting and investment power over the ordinary shares held by the GAF Trust is exercised by the majority consent of the trustees.

(5)
Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster.

(6)	40,000,000 treasury shares are held by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group.

As of May 27, 2016, we had 1,575 holders of record of our ordinary shares. This includes seven holders of record in the United States, who held approximately 31.80% of our total issued shares in the form of either ordinary shares or ADSs. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.
Specific Repurchase of Shares from Related Party

On April 29, 2016, the Company entered into an agreement (the "share repurchase agreement") with Imperial Holdings and Imperial Corporate Services, a wholly owned subsidiary of Imperial Holdings, which currently holds 25.01% of the Company's issued share capital, to repurchase all 200,828,260 of the Company's shares held by Imperial Corporate Services (the "repurchase shares") at R2.36 per repurchase share, for an aggregate repurchase consideration of R474.0 million. See note 37 to our consolidated financial statements for further details of the specific repurchase of shares from a related party.

Significant Changes in the Ownership of Major Shareholders

Fiscal year 2016

On September 11, 2015, the MiX Telematics Board approved a share repurchase program under which we could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million (at an average price of R3.09 per share). Refer to "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" for further information on shares purchased by MiX Telematics Investments Proprietary Limited.
Fiscal year 2015
None.
Fiscal year 2014
On August 9, 2013, we issued 110,000,000 ordinary shares in our IPO, resulting in a significant change in the percentage of our outstanding ordinary shares owned by major shareholders.
The GAF Trust sold 20,000,000 ordinary shares and Masalini Capital Proprietary Limited sold 12,000,000 ordinary shares as part of the IPO on August 9, 2013, in which they participated as selling shareholders.

Imperial Holdings increased its total beneficial shareholding through the acquisition of 8,425,000 and 2,600,000 shares by Imperial Corporate Services in February 2014 and August 2013 respectively.

7B. RELATED PARTY TRANSACTIONS
The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2016. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.
TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited)
In November 2007, we entered into a lease agreement with TPF Investments Proprietary Limited ("TFP Investments") for our Midrand, South Africa, office. Robin Frew, a non-executive director, is a director on the board of TFP Investments. The GAF Trust, of which an immediate family member of Robin Frew's is a trustee, owns all the equity interests in TFP Investments. From April 1, 2016, through May 31, 2016, and for fiscal year 2016, we paid Thynk R1.2 million ($79,256) and R7.1 million ($481,898), respectively.
Imperial Group Limited
Imperial Group Limited beneficially owned approximately 25.01% of our outstanding shares at June 15, 2016. One of our non-executive directors, Mark Lamberti, is the Chief Executive Officer of Imperial Group Limited. Imperial Group

Limited distributes our products through its motor vehicle dealership and car rental distribution channels and provides director and certain technology consulting services. From April 1, 2016, through May 31, 2016, and for fiscal year 2016, we paid Imperial Group Limited through certain of its subsidiaries R2.9 million ($194,379) and R28.4 million ($1.9 million), respectively, as commissions for sales made by its subsidiaries acting in their capacity as a distributor and a supplier of certain technology consulting services. We recorded revenue of R19.7 million ($1.3 million) and R78.6 million ($5.3 million), respectively, for the period from April 1, 2016, through May 31, 2016, and for fiscal year 2016, for sales of our products and services to Imperial Group Limited's subsidiaries in the ordinary course of business.
On April 29, 2016, the Company entered into an agreement to repurchase all shares held by the Imperial Group. On June 15, 2016, Mark Lamberti tendered his resignation as non-executive director with effect from and subject to the fulfilment of the conditions precedent pursuant to the proposed specific repurchase of shares from Imperial Corporate Services. See "Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party", which sets forth details of the proposed specific repurchase of shares.

7C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The consolidated financial statements are attached hereto within "Item 19. Exhibits".
Legal proceedings
Refer to "Item 4B. Business overview" for information regarding our legal proceedings.

Dividend policy
Following the completion of our initial public offering of ADSs in fiscal year 2014, we discontinued our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

During fiscal year 2016, the Board decided to reintroduce our policy of paying regular dividends which, going forward, will be considered on a quarter-by-quarter basis.

8B. SIGNIFICANT CHANGES
See note 37 in the notes to the consolidated financial statements attached to this Annual Report in "Item 19. Exhibits" for discussion of subsequent events.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS
Our ordinary shares are traded on the JSE under the symbol "MIX" and our ADSs are traded on the NYSE under the symbol "MIXT". The tables below show the high and low closing prices in South African Rand for our ordinary shares on the JSE and the high and low closing prices in U.S. Dollar for our ADSs on the NYSE for the periods indicated:

	JSE ("MIX")		Average daily trading volume (1)
	High	Low
	(in South African Rand)		(in shares)
Fiscal year ended March 31,

2016	3.90	2.10	250,250
2015	4.75	2.67	310,704
2014	6.50	3.10	323,455
2013	4.00	1.65	135,384
2012	1.75	1.20	171,993
Fiscal quarter ended
March 31, 2016	2.80	2.10	164,873
December 31, 2015	3.15	2.69	292,703
September 30, 2015	3.85	2.85	370,208
June 30, 2015	3.90	3.19	163,812
March 31, 2015	3.53	2.67	210,003
December 31, 2014	4.40	3.00	500,436
September 30, 2014	4.50	3.85	302,588
June 30, 2014	4.75	3.97	223,094
Month
May 2016	3.10	2.41	608,965
April 2016	2.40	2.25	220,428
March 2016	2.49	2.10	431,363
February 2016	2.50	2.24	43,585
January 2016	2.80	2.40	25,734
December 2015	3.00	2.69	633,632

Source:	JSE

	NYSE ("MIXT")		Average daily trading volume (1)
	High	Low
	(in U.S. Dollars)		(in ADSs)
Fiscal year ended March 31,
2016	8.13	3.40	36,616
2015	11.70	5.49	39,273
2014 (from August 9, 2013)	18.12	10.29	100,382
Fiscal quarter ended
March 31, 2016	4.41	3.40	32,685
December 31, 2015	5.88	4.21	27,711
September 30, 2015	7.74	4.94	53,148
June 30, 2015	8.13	6.62	32,675
March 31, 2015	7.50	5.49	45,375
December 31, 2014	9.66	6.00	37,706
September 30, 2014	10.50	9.00	29,966
June 30, 2014	11.70	9.20	44,411
Month
May 2016	5.03	4.07	38 748
April 2016	4.25	3.79	25,495
March 2016	4.10	3.41	45,645
February 2016	3.86	3.40	29,570
January 2016	4.41	3.76	20,958
December 2015	4.85	4.21	21,150

Source:	NYSE

(1)	Calculated based on the total volume traded over the number of trading days during the respective period.
On June 15, 2016, the closing price of our ordinary shares on the JSE was R2.70 per ordinary share and the closing price of our ADSs on the NYSE was $4.54.
9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
The principal market for the ordinary shares of MiX Telematics Limited is the JSE. The Company's ADSs are also listed on the NYSE and are traded under the symbol "MIXT". The Bank of New York Mellon serves as depositary with respect to the ADSs.
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

10C. MATERIAL CONTRACTS
The following sets forth a summary of our material contracts other than those entered into in the ordinary course of business:
Lease Agreement

•	Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto (Exhibit number 4.3)
Refer to "Item 7B. Related Party Transactions –TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited)" for a summary of this agreement.

Employment Contracts

•	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008 (Exhibit number 4.4)

•	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009, between the Company and Megan Pydigadu (Exhibit number 4.5)

•	Letter of Appointment, dated March 31, 2008, between Charles Tasker and TeliMatrix Limited (Exhibit number 4.6)

•	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Brendan Patrick Horan (Exhibit number 4.7)

•	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan (Exhibit number 4.8)

•	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Gert Pretorius (Exhibit number 4.9)

•	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius (Exhibit number 4.10)

•	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis (Exhibit number 4.15)

•	Service agreement entered into between MiX Telematics North America, Inc. and Charles Tasker, dated February 28, 2014 (Exhibit number 4.16)
Refer to "Item 6B. Compensation – Compensation of Directors and Executive Officers – Executive Employment Contracts" for a summary of the above agreements.

Banking Facility Letters

•Facility Letter, dated February 25, 2013, between The Standard Bank of South Africa Limited and the Company (Exhibit number 4.11)
Refer to "Item 5B. Liquidity an Capital Resources" for a summary of this agreement.

•	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited (Exhibit number 4.12)
Refer to "Item 5B. Liquidity an Capital Resources" for a summary of this agreement.

Network Services Agreement

•
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited ("MTN") and MiX Telematics Africa Proprietary Limited ("MiX Africa"), as amended by Addendum effective July 10, 2012 (Exhibit number 4.13)

On July 10, 2012, MiX Africa, a wholly-owned subsidiary of the Company, entered into an amended agreement for MTN to supply cellular telephony network services to MiX Africa. Under the terms of the agreement, MTN will use its cellular network to transmit data from our customers' in-vehicle devices to the Company's data centers to position, track and/or recover vehicles.
Under the terms of the agreement, MTN is entitled to claw back payments from MiX Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R53.0 million at March 31, 2016. Portions of this agreement have been granted confidential treatment.
Recovery Services Agreement

•
Agreement, effective September 2, 2005, between Matrix Vehicle Tracking Proprietary Limited, now MiX Telematics Africa Proprietary Limited ("MiX Africa") and Super Group Trading Proprietary Limited ("Super Group") (Exhibit number 4.14)

Effective September 2, 2005, MiX Africa entered into an agreement with Super Group for vehicle recovery services in respect of stolen vehicles fitted with MiX Africa tracking devices. These services are rendered in South Africa.
The agreement stipulates that it will continue indefinitely until terminated by either party upon 365 days' written notice to the other party.
Under the terms of the agreement MiX Africa receives a monthly invoice which consists of a fixed monthly cost as well as additional variable charges in respect of actual vehicle recovery services performed by Super Group. Portions of this agreement have been granted confidential treatment.
Share Repurchase Agreement with Related Party

•	Share repurchase agreement between Imperial Holdings Limited, Imperial Corporate Services Proprietary Limited and MiX Telematics Limited, dated 29 April 2016 (Exhibit number 4.18)
Refer to note 37 of the consolidated financial statements for a summary of this agreement.

10D. EXCHANGE CONTROLS
South African exchange control regulations are administered by the Financial Surveillance Department of the South African Reserve Bank or ("FSD") and are applied throughout the Common Monetary Area or ("CMA") (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.
Day to day interaction with the FSD on exchange control matters is facilitated through Authorized Dealers who are persons authorized by National Treasury to deal in foreign exchange, in so far as transactions in respect of foreign exchange are concerned.
The South African government has from time to time stated its intention to relax South Africa's exchange control regulations when economic conditions permit such action. In recent years, the South African government has incrementally relaxed aspects of exchange control.
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
In the case of a dematerialized share held by a shareholder, all shares issued will be credited directly to the ordinary shareholder's non-resident share account held by his duly appointed Central Securities Depository Participant ("CSDP"). The CSDP or broker through whom the Company's shareholders have dematerialized their shares will ensure that they adhere to the South African exchange control regulations.
Applicants resident outside the CMA should note that, where shares are subsequently re-materialized and issued in certificated form, such share certificates will be endorsed "Non-Resident" in terms of the South African exchange control regulations.
Repatriation of IPO proceeds
The South African Reserve Bank ("SARB") required the net proceeds from the IPO to be maintained in South Africa. We have obtained approval from the FSD to use MiX Telematics Investments Proprietary Limited ("MiX Investments'') as a domestic treasury management company in South Africa. The IPO proceeds have been transferred to and are held by MiX Investments. MiX Investments has discretion as to the denomination of the funds but is required to report details of the functional currency used to SARB on an annual basis.
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

•
MiX Investments will be allowed to freely raise and deploy capital offshore, provided these funds are without recourse to South Africa. Additional domestic capital (i.e. in excess of the R2 billion per annum referred to above) and guarantees will be allowed to fund foreign direct investments in accordance with the current foreign direct investment allowance. This allowance is discussed in the foreign investments section;

•	MiX Investments will be allowed to operate as our cash management center and cash pooling will be allowed without limitations;

•	Local income generated from cash management will be freely transferable; and

•	MiX Investments may operate foreign currency accounts as well as a South African Rand-denominated account.
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
Foreign investments
Under current exchange control regulations we, and our South African subsidiaries (with the exclusion of MiX Investments which has been discussed above), can invest overseas without prior approval by the FSD, where the investment is below R1 billion per calendar year per company provided that the proposed investment meets certain criteria. Although no prior approval by the FSD is required for these investments, prior approval from the relevant Authorized Dealer, who will evaluate the investment on the same principles applied by the FSD, is required. Where the investment does not meet certain criteria, the Authorized Dealer will refer the matter to the FSD for consideration.
Should the foreign direct investment be more than R1 billion per calendar year per company, or where the Authorized Dealer refers the matter to the FSD in the circumstances described above, prior approval by the FSD is required and such foreign investments will only be allowed if the investment meets certain criteria including one of national interest, as determined by the FSD. There is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved foreign investment. The FSD may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.
Investments in South African Companies
A non-resident investor may invest freely in ordinary shares (including ADSs) in a South African company, provided that such transactions are concluded at arm's length, at fair market-related prices and are financed in an approved manner. In this regard, such financing must be in the form of the introduction of foreign currency, South African Rand from a non-resident account or in terms of approved local borrowings that comply with exchange control regulations. The creation of any loan account between a resident and a non-resident would require prior exchange control approval.
Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the South African Reserve Bank when the consideration is in cash, but may require the South African Reserve Bank review in certain circumstances, including when the consideration is equity in a non-South African company or when the acquisition is financed by a loan from a South African lender. Any foreign investor may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction, provided that such transactions are concluded at arm's length and at market-related prices and that the share certificates have been endorsed as "Non-resident", where the shares have been issued in a certificated form.
Dividends
Dividends declared to non-resident shareholders are not subject to approval by the South African Reserve Bank and are freely transferable to non-resident shareholders by publicly listed companies (provided shares which are issued in a certificated form are endorsed as "Non-resident"). The transfer of funds abroad in respect of the declaration of a dividend in specie or special dividend by a publicly listed company requires prior South African Reserve Bank approval.
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
Residence-based System of Taxation
Residents of South Africa are taxed on their worldwide income and capital gains, whereas non-residents are taxed only on income and certain capital gains arising from a South African source. Listed shares held by a non-resident would generally not be subject to capital gains tax, or "CGT", provided that the shareholder holds less than 20% of the listed shares and that the company is not considered 'land rich'.
Individuals
An individual will be a resident of South Africa for tax purposes if either of the following applies:

•
Such individual is "ordinarily resident" in South Africa. This expression is not defined in the Income Tax Act, No. 58 of 1962, or the "Income Tax Act", and therefore its meaning is determined according to guidelines established by the courts. Generally, a person's ordinary residence will be "the country to which he would naturally and as a matter of course return from his wandering; as contrasted with other lands it might be called his usual or principal residence and it would be described more aptly than other countries as his real home".

•
The requirements of the physical presence test are met. This is generally determined with reference to the number of days spent by the individual in South Africa during a six-year period, and applies only if he or she is not ordinarily resident in South Africa.

Legal Persons (Company, Close Corporation and Trust)
As regards legal persons (and for these purposes, a trust is deemed to be a person), a resident is defined in the Income Tax Act as any person which is incorporated, established or formed in South Africa or which has its place of effective management in South Africa.
General Proviso Regarding Treaty Resident Persons
The Income Tax Act excludes from the definition of "resident" any person (legal or natural) that is deemed to be exclusively resident in another country in terms of an agreement for the avoidance of double taxation to which South Africa and that other country are parties. Such a treaty exists between the United States and South Africa effective December 28, 1997.
Dividend Income
Dividends declared by a South African-resident company are exempt from income tax in the hands of the South African recipients. A withholding tax, known as dividends tax, is levied at the rate of 15% on dividends distributed by a South African-resident company to its shareholders, whether those shareholders are South African residents or non-residents, subject to certain exemptions that may be available to the shareholder. In addition, a non-resident company listed on the JSE is also liable to withhold the tax in respect of those of its shares which are on the South African register. However, a rebate/credit against the dividends tax is granted in respect of any foreign withholding tax paid on that dividend.
Dividends tax is a final tax withheld by the company declaring the dividend, and applies to any distribution that is made by the company other than a distribution out of contributed tax capital (a defined term which generally means the share capital of a company). The definition of "dividend" is very broad and means any amount transferred or applied by a company for the benefit or on behalf of any person in respect of any share in that company. Because the definition is so broad, and therefore is likely to cover any transaction which represents a distribution of profits to a shareholder, there is only one deemed dividend rule which applies where a company makes a loan at less than a market-related rate of interest to any South African-resident connected persons (not a company). There are also other deemed dividends which apply where there are attempts to avoid the tax by means of: dividend swaps; scrip loans; repo arrangements or on certain hybrid debt instruments.
Where a company repurchases its own shares, the proceeds, to the extent that they are not out of contributed tax capital, are treated as a dividend. The exception to this rule is where a listed company repurchases its shares on the market (i.e., effectively only off-market deals are treated as potentially giving rise to dividends).
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
A similar declaration and undertaking must be submitted by a non-resident who finds that a lower rate of withholding tax is applicable in terms of any relevant double tax agreement entered into between South Africa and the shareholder's country of residence.
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
If a non-resident shareholder trades (that is, conducts business or speculates) in South African shares, such non-resident shareholder could be subject to South African income tax if the proceeds from the disposal are considered to be from a South African source, which would only be the case where the shares are attributable to the non-resident's permanent establishment in South Africa.
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
CGT was introduced into the Income Tax Act with effect from October 1, 2001, by way of the incorporation of the Eighth Schedule thereto. In terms of this Eighth Schedule, all South African tax residents are liable to pay CGT on the gains realized from the disposal of capital assets (including a share held for more than three years, as described above). An asset is widely defined and includes movable and immovable property, corporeal and incorporeal property, and rights or interests in such property, but excludes certain limited items.

Natural persons and special trusts enjoy an annual exclusion in respect of capital gains or losses of R40 000. In the year of a person's death, the annual exclusion is increased to R300 000.
The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer's taxable income, the normal tax rates applicable to certain taxpayers and, consequently, the effective rate at which capital gains are taxed.

Type of Taxpayer	Prescribed Portion of the Capital Gain Included in Taxable Income	Statutory Income Tax Rate	Effective Rate
	(%)	(%)	(%)
Individuals	40.0	0 – 41	0 – 16.4
Trusts
Special	40.0	0 – 41	0 – 16.4
Other	80.0	41	32.8
Life assurers
Individual policyholder fund	40.0	30	12.0
Company policyholder fund	80.0	28	22.4
Corporate fund	80.0	28	22.4
Untaxed policyholder fund	—	—	—
Most companies	80.0	28	22.4
Permanent establishments (branches) of non-resident companies	80.0	28	22.4
Collective investment schemes	—	—	—
A natural person's death triggers a deemed sale at market value for CGT purposes. Giving up South African residence by any type of person also triggers such a deemed sale.
As discussed above, non-residents would generally not be liable for CGT in South Africa on disposal of shares in a South African company.
The zero rate as noted with regards to Collective Investment Schemes assumes that all income received by the Collective Investment Scheme during any single year is distributed to the Unit Holder in that same year.
Corporate Tax
For fiscal years 2017, 2016 and 2015 the corporate tax rate is 28% of taxable income.
Securities Transfer Tax
Securities Transfer Tax is imposed in respect of the transfer of securities (except where there is no change in beneficial ownership) at the rate of 0.25% of the taxable amount of such securities being the value or consideration given for the securities or (effectively) the market value, whichever is the higher, determined according to the Securities Transfer Tax Act, No. 25 of 2007. The company (if the securities are unlisted) or the central securities depositary participant (if the securities are listed) is liable for the Securities Transfer Tax, but it has a right of recovery against the transferee.
Estate Duty
A natural person who is ordinarily resident in South Africa is liable for estate duty, at the rate of 20%, on his or her worldwide estate. There are certain exemptions and deductions available. The most important deductions are bequests to a surviving spouse and also bequests to public benefit organizations. Any CGT triggered by death (see above) will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, the estate duty will be taxable on any amount in excess of R3.5 million ($0.2 million). To the extent that the first-dying spouse has not availed of the exemption of

R3.5 million in full, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter's death. Non-residents are subject to estate duty on the same basis, but limited to assets located in South Africa.
Value Added Tax
South Africa levies a value added tax at the rate of 14% on the consideration for supplies of goods and services, with exports being zero-rated. Financial services (including transfers of shares and debt instruments and the making available of credit) are exempt from value added taxes.
United States Federal Income Tax Considerations
The following is a description of the material United States federal income tax consequences to the U.S. Holders (described below) of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire ordinary shares or ADSs. This discussion applies only to a U.S. Holder (as defined below) that owns ordinary shares or ADSs as capital assets for United States federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder's particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders, subject to special rules, such as, but not limited to:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for United States federal income tax purposes is not the U.S. Dollar;

•	entities classified as partnerships for United States federal income tax purposes;

•	tax-exempt entities, including "individual retirement accounts" or "Roth IRAs";

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States; or

•	persons who own directly, indirectly, or constructively, 10% or more of the total combined voting power of all classes of our ordinary shares and/or ADSs.
If an entity that is classified as a partnership for United States federal income tax purposes holds ordinary shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisors as to the United States federal income tax consequences of acquiring, holding and disposing of the ordinary shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Convention Between the Republic of South Africa and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the "Treaty"), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on the provisions of the deposit agreement entered into with the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
A "U.S. Holder" is a person who is a beneficial owner of ordinary shares or ADSs that is, for United States federal income tax purposes:
•an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•
a trust if (1) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) the trust has validly elected under applicable Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.
In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.
The United States Treasury has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of South African taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (each of which is described below) could be affected by actions taken by such parties or intermediaries.
U.S. Holders should consult their own tax advisors concerning the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in their particular circumstances.
Taxation of Distributions
Subject to the PFIC rules, described below (i.e., if we are not a PFIC during a U.S. Holder's holding period or we cease to be a PFIC and a "purging election" is made, as discussed below), distributions paid on our ordinary shares or ADSs (including amounts withheld to reflect South African withholding taxes), other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, because we do not maintain calculations of earnings and profits under United States federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to United States corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's receipt, or in the case of ADSs, the depositary's receipt, of the dividend. In addition, certain U.S. Holders, including individuals, estates and trusts, are subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the ADSs.
Subject to applicable limitations (including a minimum holding period requirement), the PFIC rules, described below, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income. Under these rules, a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock (or ADSs backed by stock) that is readily tradable on an established securities market in the United States, such as the NYSE, where the ADSs are listed. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. It is unclear whether we are eligible for the benefits of the Treaty because eligibility for each year is dependent on the trading volume of our ordinary shares and ADSs for such year. If we are eligible for such benefits, dividends we pay on our ordinary shares or ADSs will generally be eligible for the reduced tax rates regardless of whether such shares or ADSs are readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisors to determine whether a preferential rate will apply to dividends they receive in respect of our ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of any dividend paid in South African Rand will equal the U.S. Dollar value of the South African Rand received, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs, regardless of whether the South African Rand are converted into U.S. Dollars. If the South African Rand received as a dividend are converted into U.S. Dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the South African Rand received as a dividend are not converted into U.S. Dollars on the date of receipt (by the U.S. Holder or the depositary, respectively), the U.S. Holder will have a basis in the South African Rand equal to their U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the South African Rand will be treated as United States-source ordinary income or loss.
As described above, dividends paid with respect to our ordinary shares or ADSs are generally subject to South African withholding taxes. For United States federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of South African taxes. Subject to applicable limitations, the PFIC rules, described below, and in the case of ADSs subject to the discussion above regarding concerns expressed by the United States Treasury, any South African income taxes withheld from dividends at a rate not exceeding any applicable Treaty rate would be creditable against the U.S. Holder's United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares or ADSs will generally constitute foreign source income and will generally constitute passive category income. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder's election, deduct such creditable South African taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. Special rules limiting foreign tax credits apply to non-corporate U.S. Holders who receive dividends eligible for the reduced rates discussed above, and to U.S. Holders of equity in a PFIC. Furthermore, in certain circumstances, a U.S. Holder will not be allowed a foreign tax credit for any foreign taxes imposed on dividends if such U.S. Holder has held its ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk or loss, or if such U.S. Holder is obligated to make payments related to the dividends. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability or deductibility of foreign taxes and their eligibility for benefits under the Treaty in their particular circumstances.
Sale or Other Disposition of Ordinary Shares or ADSs
Subject to the PFIC rules described below, for United States federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder's tax basis in the relevant ordinary shares or ADSs and the amount realized on the disposition, each as determined in U.S. Dollars. This gain or loss will generally be United States-source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any South African tax imposed on the disposition of the ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The deductibility of capital losses is subject to limitations. Long-term capital gains earned by non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income and, with respect to individuals with modified adjusted gross income above certain thresholds, an additional Medicare tax will apply to certain types of income, including long-term and short-term capital gains arising from the sale of stock, as described above.
PFIC Rules
Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2016. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the "IRS", will not assert that we are a PFIC. A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if either:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a "deemed sale" election with respect to the ADSs or ordinary shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, the U.S. Holder's ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any "excess distribution" the U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless such U.S. Holder makes a "mark-to-market" election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or such U.S. Holder's holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
If we are a PFIC and if the ordinary shares or ADSs are "regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its ordinary shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs have been authorized to be listed, is a qualified exchange for this purpose. Further, our ordinary shares are listed on the JSE. Such exchange will be treated as a “qualified exchange” if: (a) it is regulated or supervised by a governmental authority in its country, (b) the exchange is subject to requirements (which requirements are actually enforced) designed to prevent fraud, remove impediments to a free and open market, and protect investors, and (c) the rules of the exchange promote active trading of listed stocks. In addition, no assurance can be given that the ordinary shares or ADSs will be “regularly traded” on their respective exchanges for purposes of the mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to any lower-tier PFICs (discussed above).

A U.S. Holder generally makes a mark-to-market election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the tax year to which the election first relates. The mark-to-market election cannot be made unless a U.S. Holder owns ordinary shares or ADSs on the last day of the U.S. Holder's taxable year during which we are a PFIC. A timely mark-to-market election will apply to the tax year for which such election is made and to all subsequent tax years, unless the ordinary shares or ADSs, as the case may be, are no longer “regularly traded” on a “qualified exchange” or the IRS consents to revocation of such election.
If the mark-to-market election is available, and a U.S. Holder makes such election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder's tax basis in the ordinary shares or ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
U.S. Holders of ordinary shares or ADSs should consult their own advisors about the availability and advisability of the mark-to-market election.
Alternatively, a U.S. Holder of stock of a PFIC may make a “qualified electing fund” election with respect to such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. A U.S. Holder that makes a qualified electing fund election with respect to a PFIC will generally include in income for a taxable year such holder's pro rata share of the corporation's income for the taxable year. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
United States shareholders of PFICs are required to file certain information with United States taxing authorities relating to their PFIC investments for years in which they receive distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or make certain elections. If we are classified as a PFIC, a U.S. Holder should consult such U.S. Holder's tax advisors regarding any reporting requirements that may apply.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the United States federal income tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs.
Information Reporting and Backup Withholding
Payments of dividends with respect to our ordinary shares or ADSs and proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are made within the United States or through certain United States-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient, or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9, Request for Taxpayer Identification Number and Certification.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
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

Additionally, a U.S. Holder holding our ordinary shares should consider their possible obligation to file FinCEN Report 114-Report of Foreign Bank and Financial Accounts, with respect to the ordinary shares.
Furthermore, certain U.S. Holders of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. "Specified foreign financial assets" generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, which may include the ADSs or ordinary shares, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and, (iii) interests in foreign entities. The IRS has issued guidance exempting "specified foreign financial assets" held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs or ordinary shares.
10F. DIVIDENDS AND PAYING AGENTS
Not applicable.
10G. STATEMENTS BY EXPERTS
Not applicable.
10H. DOCUMENTS ON DISPLAY
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to file quarterly reports on Form 10-Q, among other things. We do produce quarterly financial reports and furnish them to the SEC on a 6-K form not later than two months after the end of each of the first three quarters of our fiscal year and file our annual report on Form 20-F no later than 4 months after the end of our fiscal year.
You may inspect and copy reports and other information filed by us with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access our filings. In addition, all the statutory records of the Company and its subsidiaries may be viewed at our registered address in South Africa.
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

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
We face exposure to the risk of adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the South African Rand, primarily the U.S. Dollar, the Australian Dollar, the Euro, the Nigerian Naira, the British Pound and the Brazilian Real with respect to cash and cash equivalents, revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.
In addition to the disclosures below, notes 3.1(a) and 38 of the consolidated financial statements (which can be found on "Item 19. Exhibits") also contain disclosure of our exposures to market risk.
Foreign Currency Exchange Risk
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign currency transaction exposure has historically resulted primarily from intercompany transactions and customer and vendor transactions denominated in currencies other than the functional currency of the legal entity entering into the transaction. As of May 31, 2016, we continue to hold the remaining U.S. Dollar IPO proceeds, amounting to $8.4 million, in U.S. Dollars as the South African Rand can be volatile. Refer to "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds" for details on the use of the IPO proceeds. The functional currency of the treasury company where the IPO proceeds are kept is South African Rand, and as a result foreign exchange gains and losses arising from South African Rand and U.S. Dollar exchange rate movements, which can be volatile, are recorded in the income statement. This remains our primary source of exchange rate exposure risk. During fiscal year 2016, we recorded net foreign currency transaction gains of R144.0 million, which included R143.6 million relating to a foreign exchange gain on the IPO proceeds, in fiscal year 2016.
Currently, our significant foreign currency exposures are those with respect to the U.S. Dollar, the Australian Dollar, the Euro, the Nigerian Naira, the British Pound and the Brazilian Real. An unfavorable exchange rate movement with respect to any of these currencies against the South African Rand would expose us to losses. For fiscal year 2016, based on our financial position at March 31, 2016, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have resulted in a decline of R57.4 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time. Of the R57.4 million decline in pre-tax income, R56.4 million relates to foreign exchange exposure arising from South African Rand and U.S. Dollar exchange rate movements. Going forward, we expect the foreign exchange exposure arising from South African Rand and U.S. Dollar exchange rate movements to be less significant as $30.4 million of the IPO proceeds were converted to South African Rand during May 2016 in anticipation of, and until conclusion of, the Imperial share buyback. Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries, whose functional currency is not the South African Rand, into the South African Rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into South African Rand using period-end exchange rates and their income statements are translated into South African Rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded net foreign currency translation gains of R68.6 million and exchange gains on net investments in foreign operations of R22.1 million in the statement of comprehensive income for fiscal year 2016.
For fiscal year 2016, approximately 48.3% of our revenues were denominated in a currency other than the South African Rand, and 43.4% of our operating expenses were generated by subsidiaries whose functional currency is not the South African Rand and, therefore, are subject to foreign currency translation exposure. We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk and we also have not hedged the exposure from the U.S. Dollar denominated IPO proceeds. Currently, we have a policy in place to hedge the remaining significant transaction risks that take into account foreign currency debits, credits and determines a net on balance sheet position. This net position is then offset by a foreign currency bank account in anticipation of the expenditure or receipt of cash. Our policy is in effect primarily in our South African and European operations and has not been implemented for our Middle East and Australasian and Brazilian operations. We do not plan to implement this policy in our United States operation as all significant trading income and expenses and resulting debits and credits are denominated in U.S. Dollars.

Interest Rate Fluctuation Risk
We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase in the interest rate at the reporting date of 100 basis points for South African Rand denominated instruments and 10 basis points for U.S. Dollar denominated instruments would have increased profit or loss before tax by R1.0 million and R0.6 million, respectively. Going forward, we expect the interest rate sensitivity to be significantly affected by the $30.4 million of IPO proceeds that were converted to South African Rand during May 2016 in anticipation of, and until conclusion of, the Imperial share buyback.
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
We received proceeds from the IPO of $65.5 million after deducting the underwriting discount but before deducting expenses of the IPO that were payable by us.
As of May 31, 2016, the U.S. Dollar proceeds were used as follows:

$ '000
Proceeds received from IPO	65,472
Interest received	205
Share issue costs paid from the proceeds	(1,781)
Loan to MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (1)	(4,175)
Loan to MiX Telematics Europe Limited (2)	(1,585)
Loan to MiX Telematics North America, Inc. (2)	(11,500)
ADS and share repurchases (3)	(7,817)
Cash converted to South African Rand to facilitate specific repurchase of shares from related party (4)	(30,396)
Bank charges	(1)
Balance of U.S. Dollar proceeds held in MiX Investments' deposit accounts as at May 31, 2016	8,422

(1)
These loans were extended to our subsidiary in Brazil in order to facilitate the planned expansion in the region and to provide financing for in-vehicle devices for bundled deals. The loans are denominated in Brazilian Real.

(2)
These loans were extended to these subsidiaries to facilitate growth, investments in infrastructure and sales and marketing and to provide financing for in-vehicle devices for bundled deals. The loans extended to MiX Telematics Europe Limited and MiX Telematics North America, Inc. are denominated in British Pound and U.S. Dollar, respectively.

(3)	See note 14 to our consolidated financial statements for further details on the fiscal year 2016 share repurchase program.

(4)	See note 37 to our consolidated financial statements for further details on the share repurchase agreement.
As of May 31, 2016, the U.S. Dollar proceeds converted to South African Rand were held as follows:

South African Rand
'000
Cash converted to South African Rand to facilitate specific repurchase of shares from related party	474,000
Interest received	1,131
Balance of South African Rand proceeds held in MiX Investments' deposit accounts as at May 31, 2016	475,131
As of May 31, 2016, the following IPO proceeds were still available for use:

•	$8.4 million is held by MiX Investments in U.S. Dollars (as described above);

•	R475.1 million is held by MiX Investments in South African Rands (as described above); and

•	Approximately $3.6 million of the $17.3 million loan funding advanced to subsidiaries is still available as cash in the subsidiaries.

The principal reasons for our IPO were to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ADSs. We set out to use the net proceeds from the IPO to pursue future acquisitions and other strategic investments, to fund fully bundled deals in our regions in the form of capitalized in vehicle devices and for general corporate purposes, all of which we have done. We also more recently announced our intention to repurchase shares from a related party for approximately R474.0 million. As a result, we have designated part of the IPO proceeds to fund this acquisition.

ITEM 15. CONTROLS AND PROCEDURES
15A. DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as of March 31, 2016. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls or the procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives.
15B. MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of MiX is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) under the Exchange Act of 1934, as amended. Under section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of MiX's internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.
MiX's internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance as to the reliability of MiX's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of MiX's internal control over financial reporting as of March 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework (2013)". Based on this assessment, our management has determined that, as of March 31, 2016, MiX's internal control over financial reporting was effective.

15C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTANCY FIRM
This annual report does not include an attestation report of the Company's registered public accounting firm. We may elect not to file an attestation report from our registered public accounting firm for up to five years or until we cease to qualify as an emerging growth company, as defined in the JOBS Act.
15D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During fiscal year 2016, a significant deficiency in our internal controls over financial reporting in the North America division was identified and addressed as set out below.
In January 2016, an acting Financial Director was appointed in MiX Telematics North America, Inc. after a number of deficiencies were identified through management's monitoring of controls as well as through MiX head office review controls, in the internal control environment of the segment. To remediate these deficiencies, we have implemented measures described below, and we will continue to evaluate and may in the future implement additional measures.

These measures include the following:

•	Changes to the processes and procedures, and the related controls, relating to the accounting of in-vehicle devices and inventory;

•	Ongoing training of finance staff with relevant accounting experience and skills in the preparation of financial statements under IFRS; and

•	Ongoing oversight from head office finance regarding monitoring controls relating to balance sheet reconciliations.
None of these changes were in response to a material weakness identified in our control over financial reporting.
There were no other changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.
16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Anthony Welton, independent non-executive chairman of the Audit and Risk Committee, is an "audit committee financial expert" as defined by the rules of the SEC and independent both under the NYSE Listing Standards and the JSE Listings Requirements. The board has also determined that the combined knowledge, skills and experience of the Audit and Risk Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Anthony Welton, to discharge the responsibilities of the Audit and Risk Committee.
16B. CODE OF ETHICS
We have a Code of Ethics and Conduct which applies to all of our directors, officers and employees, and is underpinned by MiX's principles of honesty, integrity, respect and dignity. The code of ethics has been communicated to employees, suppliers, service providers and is available on our Internet website (http://www.mixtelematics.com/about-us/corporate-governance). This website is not incorporated by reference in this annual report. Any amendment or waiver of the code as it relates to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.
We have been successfully operating an ethics reporting telephone line and email address for a number of years. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behavior, including fraud and unsafe behavior or environment. These calls and emails are monitored and the progress on their resolution is reported to the Audit and Risk Committee on a regular basis.
16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of fiscal years 2016 and 2015:

	2016	2016	2015
	(In thousands)
Audit fees (1)	$501	R7,426	R8,033
Tax fees	81	1,199	1,224
All other fees	4	65	93
Total (2)	$586	R8,690	R9,350

(1)	Included in fiscal year 2015 audit fees is R0.2 million consisting of principal accountant fees for services provided in relation to the Group's S-8 filings during fiscal year 2015 .

(2)	In respect of our Audit and Risk Committee approval process, all of the non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the Audit and Risk Committee.

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
Audit committee approval policy
In accordance with our non-audit services policy, non-audit services performed for us by our independent accountants were approved by the Audit and Risk Committee, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.
In terms of our non-audit services policy, non-audit services less than $25,000 and up to $150,000 cumulatively per annum that fall into the permissible non-audit services categories set out in the policy, do not require pre-approval by the audit committee, but are pre-approved by the chairman of the Audit and Risk Committee. All non-audit services exceeding $25,000 and all non-audit services fees after the above $150,000 cumulative annual limit is reached, are pre-approved by the Audit and Risk Committee.
Our non-audit services policy also contains a list of prohibited services which may not be performed by our independent accountants as these services could impair their independence status.
Requests or applications for services that require specific separate approval by the Audit and Risk Committee or its chairman are required to be submitted by both the Chief Financial Officer and the independent accountants, and must include a detailed description of the services to be provided and a statement by the independent auditors confirming that the provision of the proposed services does not impair their independence.
In accordance with the Audit and Risk Committee charter, the Audit and Risk Committee approves the audit fee payable to the independent accountants.
16D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On September 11, 2015, the MiX Telematics Board approved a share repurchase program under which the Group could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million (at an average price of R3.09 per share). The following terms were applicable to the share repurchase program:

•
The Group could repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions.

•	This share repurchase program could be discontinued at any time by the Board of Directors, and the Group had no obligation to repurchase any amount of its securities under the program.

•	The repurchase program was funded out of existing cash resources.

Period	Total number of shares repurchased	Average price paid per share (1)	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
Month
September 2015	29,348,850	3.16	29,348,850	10,651,150
October 2015	—	—	—	10,651,150
November 2015	—	—	—	10,651,150
December 2015	10,651,150	2.92	10,651,150	—
January 2016	—	—	—	—
February 2016	—	—	—	—
March 2016	—	—	—	—
	40,000,000		40,000,000
(1) Including transaction costs.

Refer to note 37 of the consolidated financial statements for details on the specific repurchase of shares from a related party.

16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
16G. CORPORATE GOVERNANCE
We maintain a primary listing of ordinary shares on the exchange operated by the Johannesburg Stock Exchange Limited ("JSE") and a listing of ADSs on the NYSE. Accordingly, we are subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, No. 71 of 2008 ("the Companies Act"), the JSE Listings Requirements, the SEC, the NYSE and United States legislation such as SOX, insofar as it applies to foreign companies listed on the NYSE. Our application of the principles contained in th King Report on Corporate Governance for South Africa ("King III") and where applicable, the reasons for non-compliance with the principles of King III, can be found on our website under investor relations (www.mixtelematics.com). This website is not incorporated by reference in this annual report.
As a foreign private issuer with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer, such as us, may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance, which we have elected to do. The following is a summary of the significant ways in which our home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards:

•
The NYSE Listing Standards require that the non-management directors of United States listed companies meet at regularly scheduled executive sessions without management. Although the JSE Listings Requirements do not require such meetings, the board ordinarily meets without executives on a biannual basis.

•
The NYSE Listing Standards require United States listed companies to have an audit committee composed of at least three independent directors. A foreign private issuer may be exempted from the requirement that all members of the audit committee qualify as independent under the NYSE Listing Standards provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. All of our Audit and Risk Committee members are independent, both under the NYSE Listing Standards and the JSE Listings Requirements.

•
The NYSE Listing Standards require United States listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The NYSE Listing Standards also require United States listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings

Requirements require the appointment of a remuneration committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. We have a Nominations and Remuneration Committee which currently comprises three non-executive directors, all of whom are independent under the NYSE Listings Requirements. One of these directors is not considered independent in terms of the JSE Listings Requirements due to his significant shareholding in the Company.

•
Under NYSE Listing Standards, shareholders of United States companies must be given the opportunity to vote for the establishment of and material amendments to equity compensation plans, transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control, with limited exceptions set forth in the NYSE Listing Standards. The JSE Listings Requirements provides that a share incentive plan and material amendments thereto must be approved by shareholders passing an ordinary resolution (requiring a 75% majority of the votes cast in favor of such a resolution).  The JSE Listings Requirements further specifies the information that must be included in the share incentive plan and includes inter alia provisions relating to who is an eligible participant, the aggregate number of shares that may be utilized for the purposes of the share incentive plan, the maximum number of shares for any one participant, the amount that is payable upon acceptance and conditions for awarding of shares. The JSE Listings Requirements requires any issue of shares for cash (both general or specific) to be approved by shareholders passing an ordinary resolution (requiring a 75% majority of the votes cast in favor of such a resolution) and limits the number of shares that may be issued and the discount at which the shares are issued.

•
Under NYSE Listing Standards, each related party transaction is to be reviewed and evaluated by an appropriate group within the listed company involved. While the NYSE does not specify who should review related party transactions, the NYSE believes that the audit committee or another comparable body might be considered as an appropriate forum for this task. The NYSE Listing Standards state that, following the aforementioned review, the Company should determine whether or not a particular relationship serves the best interest of the Company and its shareholders and whether the relationship should be continued or eliminated. The NYSE's related party guidance applies to listed companies acquiring their own shares or conducting repurchases through affiliates.  In general, the NYSE Listing Standards are not otherwise implicated with respect to share repurchases. The JSE Listings Requirements allow for the acquisition by a company of its own securities or the acquisition by a subsidiary of securities in its holding company, in accordance with the Companies Act. The JSE Listings Requirements requires any repurchase of shares (both general or specific) to be approved by shareholders passing a special resolution (requiring a 75% majority of the votes cast in favor of such a resolution). The requirements for a repurchase differ depending upon whether the repurchase takes the form of a general authority to repurchase securities, or a specific authority to repurchase securities.

Repurchases under a general authority may only be done without any prior understanding or arrangement between the Company and the seller and may only be effected following the passing by the board of a solvency and liquidity test. No more than 20% of the total share capital of the Company may be repurchased in aggregate in any one financial year (or a total of 10% where the repurchase is effected by a subsidiary) and the maximum premium at which the repurchase may be undertaken is 10% of the weighted average of the market value on the JSE over the five business days immediately preceding the repurchase of such securities.
Repurchases under a specific authority are effected where the offer is made to holders of securities specifically named and may only be effected following the passing by the board of a solvency and liquidity test. Where a specific repurchase of securities is from a related party (a shareholder holding more than 10% of the issued share capital of the Company) and the price is at a premium to the 30 day weighted average of the market value on the JSE, a fairness opinion from an independent expert is required to be obtained prior to effecting the repurchase. A related party is also excluded from voting on the special resolution.
16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 17. FINANCIAL STATEMENTS
We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS
The following consolidated financial statements, together with the auditor's report of PricewaterhouseCoopers Inc. ("PwC") are filed as part of this annual report on Form 20-F:

Index to the Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	113
Statement of Financial Position at March 31, 2016 and March 31, 2015	*
Income Statement for the years ended March 31, 2016, March 31, 2015 and March 31, 2014	*
Statement of Comprehensive Income for the years ended March 31, 2016, March 31, 2015 and March 31, 2014	*
Statement of Changes in Equity for the years ended March 31, 2016, March 31, 2015 and March 31, 2014	*
Statement of Cash Flows for the years ended March 31, 2016, March 31, 2015 and March 31, 2014	*
Notes to the Financial Statements	*
* Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of MiX Telematics Limited and its subsidiaries at March 31, 2016 and March 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
June 29, 2016

ITEM 19. EXHIBITS

Exhibit number	Description
1.1*	Memorandum of Incorporation of the Company as amended
4.1**
Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts

4.2**
TeliMatrix Group Executive Incentive Scheme, adopted by TeliMatrix Limited, dated October 8, 2007, including the Deed of Amendment, dated January 31, 2011, and the Second Deed of Amendment, dated September 13, 2011

4.3**	Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto
4.4**	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008
4.5**	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009, between the Company and Megan Pydigadu
4.6**	Letter of Appointment, dated March 31, 2008, between Charles Tasker and TeliMatrix Limited
4.7**	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.8**	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.9**	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Gert Pretorius
4.10**	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius
4.11**	Facility Letter, dated February 25, 2013, between The Standard Bank of South Africa Limited and the Company
4.12**	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited
4.13†***
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited and the Company, as amended by Addendum effective July 10, 2012

4.14†**	Agreement, effective September 2, 2005, between Matrix Vehicle Tracking Proprietary Limited and Super Group Trading Proprietary Limited
4.15**	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis
4.16**	Service agreement entered into between MiX Telematics North America, Inc. and Charles Tasker, dated February 28, 2014
4.17****	MiX Telematics Limited Long-Term Incentive Plan
4.18†	Share repurchase agreement between Imperial Holdings Limited, Imperial Corporate Services Proprietary Limited and MiX Telematics Limited, dated April 29, 2016
8.1	List of subsidiaries of the Company
12.1	Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Megan Pydigadu, Chief Financial Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited and Megan Pydigadu, Chief Financial Officer of MiX Telematics Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Inc.
99.1	MiX Telematics Limited Consolidated Financial Statements

*	Incorporated by reference to the Registrant's Annual Report on Form 20-F for the year ended March 31, 2014 filed on July 30, 2014 (File No. 001-36027).
**	Previously filed with the Registration Statement on Form F-1 (Registration No. 333-189799) filed by the Registrant on July 3, 2013.
***	Previously filed with Amendment No. 1 to the Registration Statement filed by the Registrant on July 22, 2013.
****	Previously filed with Registration Statement on Form S-8 (Registration No. 333-199908) filed by the Registrant on November 6, 2014.

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MiX Telematics Limited
(Registrant)
By: /s/ Megan Pydigadu
Megan Pydigadu
Chief Financial Officer
Date: June 29, 2016