Form 20-F
period 2017-03-31
MiX Telematics Ltd
filed 2017-07-14
CIK 1576914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2017
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

Paul Dell
Interim Chief Financial Officer
Telephone (27) 11-654-8000
paul.dell@mixtelematics.com
Fax (27) 11-654-8286
Howick Close
Waterfall Park, Midrand, South Africa, 1686
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares (“ADSs”), each representing 25 ordinary shares, no par value	New York Stock Exchange
Ordinary Shares, no par value	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
603,434,240 Ordinary Shares

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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
☐Yes ☒No

FORWARD-LOOKING STATEMENTS
This annual report includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements regarding our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements that are not historical facts and statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in, or suggested by, those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved.
Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, our ability to attract, sell to and retain customers; our ability to improve our growth strategies successfully, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion; our ability to adapt to rapid technological change in our industry; competition from industry consolidation; loss of key personnel or our failure to attract, train and retain other highly qualified personnel; our ability to integrate any businesses we acquire; our dependence on our network of dealers and distributors to sell our solutions; our dependence on key suppliers and vendors to manufacture our hardware; businesses may not continue to adopt fleet management solutions; our future business and system development, results of operations and financial condition; expected changes in our profitability and certain cost or expense items as a percentage of our revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; our ability to protect our intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, our websites or computer systems; our dependence on third-party technology; fluctuations in the value of the South African Rand; economic, social, political, labor and other conditions and developments in South Africa and globally; our ability to issue securities and access the capital markets in the future; and other risks set forth under “Item 3D. Risk Factors” or elsewhere in this annual report.
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
Unless the context requires otherwise, the terms “MiX”, the “Group”, “we”, “our” or “us” refer to MiX Telematics Limited and its consolidated subsidiaries. Unless the context requires otherwise, the “Company” means MiX Telematics Limited.
Our fiscal year ends on March 31 and all references to a fiscal year, refer to the fiscal year ended March 31. References to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise indicated we have translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.4124 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of March 31, 2017. These translations should not be construed as representations that the South African Rand amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL AND OPERATING DATA
The following tables set forth selected consolidated financial and operating data at and for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013. The selected financial data set forth below for the years ended as at March 31, 2017 and 2016 and for each of the years in the three-year period ended March 31, 2017 has been derived from our consolidated financial statements included in Item 18 of this annual report on Form 20-F. The financial data as at March 31, 2017 and 2016 and for each of the years in the three-year period ended March 31, 2017, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements. Financial data as at March 31, 2015, 2014 and 2013, and for the years ended March 31, 2014 and 2013 have been derived from our previously published consolidated financial statements, which are not included in this document. The selected financial data set forth below should be read together with “Item 5. Operating and Financial Review and Prospects”. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African Rand.
We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (U.S. GAAP).
Consolidated Income Statement Data

	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
	(In thousands)
Revenue	$114,823	R1,540,058	R1,465,021	R1,389,380	R1,271,658	R1,171,480
Cost of sales	(37,188)	(498,785)	(439,305)	(449,663)	(422,034)	(424,545)
Gross profit	77,635	1,041,273	1,025,716	939,717	849,624	746,935
Sales and marketing	(13,540)	(181,601)	(203,767)	(171,948)	(148,012)	(132,849)
Administration and other charges (1)	(53,816)	(721,810)	(682,865)	(617,908)	(530,114)	(428,209)
Operating profit	10,279	137,862	139,084	149,861	171,498	185,877
Finance income/(cost) - net	775	10,391	150,327	80,778	40,660	(6,011)
Profit before taxation	11,054	148,253	289,411	230,639	212,158	179,866
Taxation	(1,999)	(26,812)	(106,920)	(81,623)	(60,574)	(51,400)
Profit for the year	$9,055	R121,441	R182,491	R149,016	R151,584	R128,466
Attributable to:
Owners of the parent	$9,056	121,458	182,989	149,622	151,589	128,471
Non-controlling interests	(1)	(17)	(498)	(606)	(5)	(5)
	$9,055	R121,441	R182,491	R149,016	R151,584	R128,466

	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
Earnings per share (2)
Basic ($/R)	$0.01	R0.19	R0.24	R0.19	R0.21	R0.20
Diluted ($/R)	$0.01	R0.19	R0.23	R0.19	R0.20	R0.19

Adjusted earnings per share (3)
Basic ($/R)	$0.01	R0.17	R0.11	R0.13	R0.17	R0.20
Diluted ($/R)	$0.01	R0.17	R0.11	R0.13	R0.16	R0.20

Weighted average number of ordinary shares in issue
Basic (’000)	629,626	629,626	775,139	789,316	732,171	658,456
Diluted (’000)	631,819	631,819	783,414	804,385	768,306	674,772

Dividends per share (South African cents) (4)		8.00	14.00	—	6.00	12.00
Dividends per share (United States cents) (4)		0.60	1.04	—	0.45	0.89

(1)	Includes other income/(expenses) - net.

(2)	See note 29 to our consolidated financial statements for further details on earnings per share.

(3)	Adjusted earnings per share is a non-IFRS financial measure. See “Adjusted earnings per share” as described on page 6 below.

(4)	See note 30 to our consolidated financial statements for further details on dividends.

Other Financial and Operating Data

	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
	(In thousands, except subscribers)
Subscription revenue	$92,445	R1,239,914	R1,158,229	R998,335	R853,716	R686,720
Adjusted EBITDA (1)	$22,489	R301,613	R277,215	R282,994	R280,678	R292,490
Subscribers	622,062	622,062	566,177	512,344	450,502	359,643

(1)
See “Adjusted EBITDA” below for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Consolidated Statement of Financial Position Data

	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
	(In thousands)
Cash and cash equivalents	$28,018	R375,782	R877,136	R945,381	R830,449	R147,702
Total assets	142,159	1,906,689	2,378,281	2,228,608	1,977,100	1,152,788
Working capital	25,399	340,659	931,696	996,085	849,204	114,252
Total indebtedness (1)	1,450	19,449	17,477	20,469	31,551	59,477
Total equity (2)	$107,582	R1,442,931	R1,919,808	R1,864,572	R1,671,630	R867,874

(1)	Total indebtedness includes amounts outstanding at the balance sheet date for bank overdraft and borrowings.

(2)	Includes non-controlling interest.

Adjusted EBITDA
To provide investors with additional information regarding its financial results, the Company has disclosed Adjusted EBITDA within this annual report. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the year as an indicator of the Company’s results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering (“IPO”) costs, insurance reimbursements relating to impaired assets and certain litigation costs.
We have included Adjusted EBITDA in this annual report because it is a key measure that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results.

We present below, a reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

Reconciliation of Adjusted EBITDA to profit for the year
	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
	(In thousands)
Adjusted EBITDA	$22,489	R301,613	R277,215	R282,994	R280,678	R292,490
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	—	—	—	97	314
Insurance reimbursement (1)	—	—	—	3,237	—	—
Decrease in restructuring cost provision	—	—	333	—	—	—
Reversal of impairment (2)	59	791	—	—	—	—
Less:
Depreciation (3)	(7,345)	(98,508)	(75,037)	(61,099)	(47,887)	(41,201)
Amortization (4)	(3,335)	(44,734)	(47,586)	(46,294)	(44,941)	(56,985)
Impairment (5)	(236)	(3,166)	(4,776)	(1,646)	(379)	(5,158)
Share-based compensation costs	(247)	(3,311)	(5,820)	(7,578)	(4,611)	(3,151)
Equity-settled share-based compensation costs	(168)	(2,247)	(7,838)	(5,220)	(4,611)	(3,151)
Cash-settled share-based compensation costs (6)	(79)	(1,064)	2,018	(2,358)	—	—
Net loss on sale of property, plant and equipment and intangible assets	(20)	(262)	(208)	(456)	—	—
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	—	—	—	—	—	(394)
Increase in restructuring costs provision(7)	(1,086)	(14,561)	—	(11,267)	(2,745)	—
Non-recurring initial public offering costs	—	—	—	—	(8,503)	—
Transaction costs arising from the acquisition of a business	—	—	—	(93)	(211)	(38)
Transaction costs arising from investigating strategic alternatives (8)	—	—	(5,037)	—	—	—
Net litigation costs (9)	—	—	—	(7,937)	—	—
Operating profit	10,279	137,862	139,084	149,861	171,498	185,877
Finance income/(cost) - net	775	10,391	150,327	80,778	40,660	(6,011)
Taxation	(1,999)	(26,812)	(106,920)	(81,623)	(60,574)	(51,400)
Profit for the year	$9,055	R121,441	R182,491	R149,016	R151,584	R128,466
(1) Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.
(2) The reversal of impairment of R0.8 million relates to in-vehicle devices in the Brazil segment.
(3) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(4) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(5) In fiscal year 2017, asset impairments relate to the impairment of capitalized product development costs of R2.6 million in the Africa segment and R0.5 million in the CSO segment. In 2016, R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices is included.

In fiscal year 2015, asset impairments included R0.5 million impairment of computer equipment and furniture and fittings, R0.6 million related to the helicopter asset and R0.5 million impairment of capitalized product development costs. In fiscal year 2014, the asset impairments were related to product development costs and furniture and fittings. In fiscal year 2013, the asset impairments were related to the impairment of product development costs capitalized.
(6)     Cash-settled share-based payments are described in note 20 to our consolidated financial statements.

(7)
Restructuring costs incurred in fiscal year 2017 and 2015 are described in note 19 to our consolidated financial statements. In fiscal year 2014, the Europe fleet solutions segment implemented a restructuring plan, which resulted in operating cost savings for the segment.

(8)	Transaction costs incurred in fiscal year 2016 arising from investigating strategic alternatives are described in note 23 to our consolidated financial statements.
(9)     Net costs relating to litigation and the related insurance proceeds in 2015 are described in note 23 to our consolidated financial statements.

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
A reconciliation of adjusted earnings attributable to owners of the parent to profit attributable to owners of the parent is presented below.

Reconciliation of adjusted earnings
	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
	(In thousands)
Profit attributable to owners of the parent	$9,056	R121,458	R182,989	R149,622	R151,589	R128,471
Net foreign exchange (gains)/losses	(110)	(1,476)	(144,038)	(73,525)	(38,128)	4,681
Income tax effect on the above component	(1,141)	(15,307)	48,647	25,873	10,458	(1,098)
Adjusted earnings attributable to owners of the parent	$7,805	R104,675	R87,598	R101,970	R123,919	R132,054

Weighted average number of ordinary shares in issue
Basic (’000)	629,626	629,626	775,139	789,316	732,171	658,456
Diluted (’000)	631,819	631,819	783,414	804,385	768,306	674,772

A reconciliation of earnings per share to adjusted earnings per share is presented below.

Reconciliation of earnings per share to adjusted earnings per share
	For the year ended March 31,
	2017	2017	2016	2015	2014	2013
Basic earnings per share ($/R)	$0.01	R0.19	R0.24	R0.19	R0.21	R0.20
Net foreign exchange (gains)/losses	0.00	0.00	(0.19)	(0.09)	(0.05)	0.01
Income tax effect on the above component	0.00	(0.02)	0.06	0.03	0.01	(0.01)
Basic adjusted earnings per share ($/R)	$0.01	R0.17	R0.11	R0.13	R0.17	R0.20
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

	High	Low	Average	Period-end
Fiscal year ended March 31,
2017	15.8673	12.4379	14.0340	13.4124
2016	16.8231	11.7694	13.8856	14.8330
2015	12.4792	10.3068	11.0646	12.0907
2014	11.3573	8.8762	10.2102	10.5953
2013	9.3247	7.6268	8.5386	9.2521

Month
June 2017 (through June 30, 2017)	13.0705	12.7156	12.8940	13.0535
May 2017	13.6370	12.8701	13.2584	13.1194
April 2017	13.8788	12.9900	13.4442	13.3693
March 2017	13.4124	12.4379	12.9108	13.4124
February 2017	13.4669	12.9126	13.1866	13.0284
January 2017	13.7630	13.2908	13.5803	13.5007
On June 30, 2017, the exchange rate of South African Rand for U.S. Dollars, as reported by Oanda.com, was R13.0535 per $1.00.
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
We provide our solutions principally on a subscription basis, typically with an initial subscription term of three to five years and renewal terms varying from one to five years, or, for certain customers, on a month-to-month basis. However, our customers have no obligation to renew their subscriptions after the initial term or after any renewal term expires. We may be unable to retain existing customers and, as a result, our revenue would be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including:

•	the belief that our solutions are not required for their needs or are not cost-effective;

•	a desire to reduce discretionary spending;

•	a belief that our competitors’ solutions provide a better value;

•	changes in our customers’ business, and regulations impacting our customers’ business that may decrease the need for our fleet and mobile asset management solutions;

•	economic downturn in our customers’ industry;

•	because of a reduction in discounts offered by insurers to vehicle owners who have installed our products; or

•	a belief that a return on investment cannot be demonstrated.
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

The development of new or improved products, systems or technologies that compete with our products may render our products less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the developing marketplace, and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
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
We may in the future acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act, No.71 of 2008, or the “Companies Act”, we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without shareholder approval by way of special resolution. In terms of Johannesburg Stock Exchange (“JSE”) Listings Requirements, an acquisition or disposal constituting 30% or more of the market capitalization of the acquiring entity, will require shareholder approval. Consequently, these transactions, even if undertaken and announced, may not close.
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
Some car and truck manufacturers have begun installing factory fitted substitute products and services, such as certain GPS-based products, in new vehicles prior to their initial sale, which may preclude us from increasing sales to subscribers purchasing such vehicles. Our inability to market and sell our solutions to new customers, at or prior to the initial sale by the manufacturer, could materially and adversely affect our ability to grow our business and increase revenue.
In the Middle East and Australasia segment and the Americas segment, we generate significant revenues from the oil and gas sector, and we may not be able to diversify and/or successfully enter into new verticals, which could materially and adversely affect our ability to grow our business and increase revenue.
We depend on certain key suppliers and vendors to manufacture our hardware, and an interruption in the supply of our hardware could impair our production capacity, which would impact our ability to supply hardware to customers.
We currently purchase key GSM (Global System for Mobile communications) module components of our hardware from two key suppliers. These modules and many of the other components used in the manufacture of our products have extended lead times on orders. We do not have volume commitments to or from these suppliers, and therefore cannot require them to deliver components to us. An interruption in the supply of components from suppliers or a failure to identify the need to re-order components in a timely manner would significantly impact our operations and require us to identify and integrate our manufacturing and supply logistics with an alternate supplier, or use a substitute component, which could materially and adversely affect our business, results of operations and financial condition.
In addition, we currently depend principally on two vendors in South Africa to manufacture our hardware on a contract basis. Each of these contracts is terminable on 12 months’ written notice. We have no financial control over, and limited operational influence on these suppliers and the conduct of their businesses. These suppliers could negatively impact our business by, among other things, extending delivery times, raising prices and limiting supply due to their own shortages and business requirements. Our two contract manufacturers produce different products for us and production capacities at these facilities are not interchangeable in the short term. If the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take as much as three to five months, or longer, to replace production capacity. An extended interruption in the supply of hardware from our contract manufacturers could materially and adversely affect our production capacity and hence our ability to fulfill sales orders.
We depend on our network of dealers and distributors to sell our solutions and adverse changes in our relationships with significant dealers and distributors could cause a decline in sales.
We currently distribute our products to small fleet operators and consumers both directly and through various distribution channels, including automobile dealers, aftermarket automotive parts and service suppliers, and automobile insurers and retailers, which we collectively refer to as “distributors”.

We currently distribute our products to enterprise fleet customers, being large enterprise fleets, to small fleet operators, both directly and through third parties, who are assigned specific geographic territories in which they can sell, which we refer to as “dealers”.
We sell our solutions both directly and through our global network of independent dealers and distributors. We are dependent on our dealers and distributors, who account for a meaningful percentage of our total sales. The terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are primarily non-exclusive. Our dealer agreements generally have a fixed initial term, after which they continue indefinitely, subject to the right of either party to terminate on specified notice, generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor, or group of related dealers and distributors, accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially, which could materially and adversely affect our business, results of operations and financial condition.
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
Our products, and the batteries that many of them contain, could malfunction and cause damage to our customers’ property. In particular, the rechargeable batteries in our in-vehicle devices may be prone to leaking due to environmental factors, such as extreme weather conditions or overuse. Leaks in these batteries could damage our customers’ in-vehicle devices and vehicles. Our safety and security solutions may be disabled or prove to be ineffective as a result of techniques employed by car thieves, or the discovery of technological weaknesses by such persons. If there were a systematic failure of any of our products, we could suffer significant damage to our reputation, and any insurance we maintain might not be sufficient to prevent us from suffering a material economic loss.
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
A decline in vehicle sales and/or an increase in the sales of factory fitted GPS solutions in new vehicles in our markets could result in reduced demand for our solutions, which could materially and adversely affect our revenue.
A reduction in sales of new vehicles and/or an increase in factory fitted GPS solutions in new vehicles could reduce our addressable market for solutions. New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending, or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate, may also impact the volume of new vehicle sales. A decline in sales of new vehicles in the markets in which we provide our solutions would result in reduced demand for such products and services, which could materially and adversely affect our business, results of operations and financial condition.

Demand for our fleet management solutions decreases when prices for crude oil and natural gas decrease, which could materially and adversely affect our revenue.
Demand for our fleet management solutions can fluctuate with the prices for crude oil and natural gas, which impacts the attractiveness of our services and also directly affects our customers in the oil and gas industry, from whom we derive a significant portion of our revenues. Subscription revenues from oil and gas customers in fiscal year 2017 represented 20.7% of our total subscription revenue. Generally, lower oil and gas prices reduce the return on investment for many of our customers. Gains in fuel efficiency may lead to a relative decrease in the return on investment of our solutions perceived by our customers. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices may affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, could materially and adversely affect our business, results of operations and financial condition.
Changes in practices of insurance companies in the markets in which we provide our solutions could materially and adversely affect demand for products and services.
We depend in part on the practices of insurance companies in some of our markets to support demand for certain of our products and services. For example, in South Africa, which is currently the largest market for our products and services, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide discounts on insurance premiums to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from insurance companies’ continued practice in the South African and certain other markets of:

•	accepting mobile asset location technologies such as ours as a preferred security product;

•	providing premium discounts for using location and recovery products and services such as ours; and

•	mandating the use of our products and services, or similar products and services, for certain vehicles.
If any of these policies or practices change, revenues from the sale of our products and services could decline, which would materially and adversely affect our business, results of operations and financial condition.
We face many risks associated with our existing and potential new international operations, which could prevent us from successfully expanding into new geographic markets, or operating successfully in existing geographic markets.
We are a global company with substantial assets located in a number of countries. We provide our services in approximately 120 countries with 17 offices in nine countries. In some international markets, customer preferences and buying behavior may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets, or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.
In addition, expanding international operations into new territories may subject us to risks with which we have limited experience. These risks include:

•	lack of familiarity with local markets, including legal and regulatory requirements;

•	difficulties in finding and maintaining, or potentially replacing, local dealers and distributors;

•	established local competitors;

•	laws favoring local competitors;

•
the cost and burden of monitoring and complying with legal and regulatory requirements in new territories, and/or changes to existing legal and regulatory requirements, including those relating to the Internet and data privacy and security;

•	fluctuations in currency exchange rates or restrictions on currency exchange;

•	potentially adverse tax consequences, including the complexities of transfer pricing, value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	dependence on third parties, including some commercial partners with whom we may not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability, terrorist attacks, and security concerns in general;

•	reduced or varied protection for intellectual property rights in some countries; and

•	increased exposure and vulnerability to claims that we have infringed on the intellectual property of third parties.
Operating in international markets requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in additional territories may not produce desired levels of revenue or profitability.
Our European Regional Sales Office is headquartered in the United Kingdom (U.K.). The United Kingdom voting to leave the European Union could adversely affect our European business.
The United Kingdom’s referendum and the consequential decision to leave the European Union, commonly referred to as “Brexit,” could negatively impact our business.
Article 50 of the Treaty of Lisbon has been triggered during March 2017 and as such the U.K. has been granted a period of up to 2 years to conclude the negotiations of its exit deal from the European Union. As a result of this we could experience low growth in the region due to indecision as businesses hold off on investment decisions until such time as there is more certainty on the various elements that will influence the performance of businesses after the U.K.’s exit from the European Union. The cost of servicing Europe from the U.K. may no longer be a viable option, and we may need to consider alternative options. The costs of having an U.K.-headquartered business may increase as a result of the potential weakening of the British Pound. It is possible that Europe will not continue to trade as a single market with the U.K., but it is unlikely the U.K. will still be party to existing trade agreements signed by the European Union. This could lead to increased customs duties, tariffs and withholding taxes for the sale of our hardware and services from the U.K into Europe, and may result in us being less profitable.

Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.
Any inability on our part to protect the information security of our platforms or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches, and deterring users from using our product and services. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. We cannot assure you that our current security methods and measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks while addressing the security and privacy requirements of existing and future users. Any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation, which could cause materially and adversely affect our business.
We utilize third-party encryption and authentication technology providers to secure transmission of confidential information over the Internet, including private customer data such as bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography as well as other events or developments, could result in a compromise or breach of the technology we use to protect sensitive transaction data, including the technology provided by third-parties. If any such compromise of our security, or the security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations, and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized access to or use of bank account numbers, our business, results of operations and financial condition could be materially and adversely affected.
Our operating results may be harmed if we are required to collect sales, use, services or other related taxes for our solutions in jurisdictions where we have not historically done so.
We do not believe that we are ordinarily required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions, could result in substantial tax liabilities, including interest and penalty charges for past sales and decrease our ability to compete for future sales. We review applicable rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, we voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due. Furthermore, we cannot be certain that we have recorded sufficient provisions on our consolidated financial statements to cover taxes.
Although our client contracts ordinarily provide that our clients must pay all applicable sales and similar taxes, they may be reluctant to pay back taxes, and may refuse responsibility for interest or penalties associated with those taxes. If we are unable to collect and pay back taxes and the associated interest and penalties, we will have incurred unplanned expenses that may be substantial.
The nature of our business results in our services being provided within multiple jurisdictions, including certain jurisdictions in which we may not have anticipated our services being provided or with which we may not have had prior dealings. Accordingly. there may be unforeseen obligations related to certain jurisdictions that were not identified or not adequately provided for in our contracts. These obligations could materially and adversely affect our financial position.

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
Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or the “FCPA”, various export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or the “OFAC”, as well as Australian and European sanctions. We monitor compliance in accordance with the 10 principles as set out in the United Nations Global Compact Principles, the Organisation for Economic Co-operation and Development recommendations relating to corruption, and the International Labor Organization Protocol in terms of certain of the items to be monitored. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws as well as sanctions regulations.
The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business, or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act, or the “Bribery Act”, has been enacted and came into effect on July 1, 2011. The provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate, lack a developed legal system and have higher than normal levels of corruption.
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
Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.
Operating in emerging markets subjects us to greater risks than those we would face if we only operated in more developed markets, which could increase our operating costs and inhibit our growth plan.
Emerging markets, including Africa, Eastern Europe, the Middle East, Asia and South America, are subject to greater risks than more developed markets. The Middle East region is experiencing ongoing instability, which has affected and may continue to affect our growth in the area. Although there have been some positive developments in Brazil, such as a return to positive growth due in part to rate cuts and policy reform supporting growth, the Brazilian market continues to experience political and economic issues such as a low economic growth rates, growing unemployment rate, high inflation rates and corruption allegations, which affects our growth in the region and our ability to introduce new services to the region. South Africa is experiencing political and economic issues which could affect our ability to maintain our existing customer base as well as our ability to grow our existing customer base. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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
Laws and regulations relating to the Internet and data privacy in the markets in which we operate are complex and continuously evolving, and compliance costs are high. As these laws and regulations continue to evolve, we may be required to increase our compliance-related expenditures, limit the manner in which we collect information, the types of information that we collect, or the solutions we offer, which may impede our ability to provide our solutions or reduce our profit margins in specific geographic regions.
Various laws and regulations associated with the Internet and data privacy are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them. Although we have implemented procedures designed to comply with international best practices and have initiated the process of establishing additional group policies, charters and procedures to assist in maintaining data privacy and data security, we have not undertaken a formal legal review to determine our compliance with data privacy and data security laws in jurisdictions outside South Africa. Furthermore, there can be no assurance that our employees, contractors and agents will not take actions in violation of any policies and/or procedures we do establish regarding data privacy and data security, particularly as we expand our operations through organic growth and acquisitions. While they may take actions in violation of policies and/or procedures, the Company remains responsible for, and obligated to implement policies and procedures and enter into contracts with service providers that require appropriate protections. Any violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, results of operations and financial condition.
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
Our solutions and products enable us to collect, manage and store a wide range of data related to fleet management such as mobile asset location and fuel usage, speed and mileage. We obtain our data from a variety of sources, including our customers and third-party providers. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information, as well as requirements that must be followed if a breach of such personal information occurs. The European Union and the United Kingdom have adopted legislation (including directives, national laws and regulations) that increase or change the requirements governing data collection, use, storage and disclosure of personal information in these jurisdictions. The current European Union legislation related to data protection is Directive 95/46/EC, which we refer to as the Data Protection Directive. This will, however, be superseded by The General Data Protection Regulation (“GDPR”), which was published in the Official Journal of the European Union on May 4, 2016, with effect from May 25, 2018.
The Protection of Personal Information Act, No, 4 of 2013 (the “POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures. We have initiated the process of establishing additional group data protection and security policies, charters and procedures, to assist in maintaining data privacy and data security. As such we do not believe the POPI Act’s implementation will have a material impact on our business.
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
We have sought to implement international best practices regarding data privacy and data security. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our customers over the Internet, demand for our solution could decrease and our costs could increase. We might also have to limit the manner in which we collect information, the types of information that we collect, or the solutions we offer. Any of these would materially and adversely affect our business, results of operations and financial condition.
A governmental challenge to our transfer pricing policies or practices could impose significant costs on us.
Transfer pricing policies are a significant component of the management of our operations across international boundaries. The global transfer pricing environment, including with respect to operational and reporting requirements, is continuously evolving and subject to input from multiple sources and jurisdictions. These complexities require management to closely monitor new developments.
Many countries routinely examine transfer pricing policies of taxpayers subject to their jurisdiction, and authorities challenge transfer pricing policies aggressively where there is potential non-compliance and impose significant interest charges and penalties where non-compliance is determined. Although the documentation of and support for our transfer pricing policies has not been the subject of a governmental proceeding beyond examination to date, there can be no assurance that a governmental authority will not challenge these policies more aggressively in the future or, if challenged, that we will prevail. We could suffer significant costs related to one or more challenges to our transfer pricing.
South Africa signed the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country(“CbC”) Reports on January 27, 2016. The South African Revenue Services (“SARS”), South Africa’s tax collecting authority, published its CbC reporting requirements on December 23, 2016, which confirms that South Africa participates in the Base Erosion and Profit Shifting projects, which have been implemented to reduce global tax avoidance. These regulations apply with effect from fiscal years of multinational groups beginning on or after January 1, 2016. In terms of the published CbC reporting requirements, the ultimate parent entity of a multinational enterprise or group that is a resident for tax purposes in South Africa is required to file a CbC report containing the information set out in Article 4 of the Government Notice. For us, this CbC report must be filed within 12 months from March 31, 2017. Failure to comply with these reporting requirements may result in material adverse impact to our financial results due to the imposition of fines and penalties.
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
Failure to correctly implement a new Enterprise Resource Planning (“ERP”), Customer Relationship Management System (“CRM”) and Billing System could have a material and adverse affect on our operations.
We are currently implementing a new fully-integrated Group-wide ERP, CRM and billing system with the aim of enabling management to achieve enhanced quality, reliability and timeliness of information; improved integration and visibility of information stemming from different management functions and countries; and optimization and global management of corporate processes.
The adoption of a new ERP and billing system, which will replace the various accounting systems within our individual operations, poses several challenges relating to, amongst other things, migration of data, potential instability of the new system, communication of new rules and procedures, and the training of personnel. We are aware of the potential risks associated with a global system implementation and intend to adopt mitigation plans and contingency plans, in order to ensure business continuity, that include a phased approach and the pilot of a small business division before embarking on the full roll-out.  However, there can be no assurance that a new ERP, CRM and billing system will be successfully implemented and failure to do so could have a material adverse effect on our operations and ability to execute on our growth strategy.
If the accounting estimates we make, and the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may be adversely affected.

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgements about, among other things, warranty and maintenance provisions, current and deferred income taxes, impairment estimates, useful lives of customer relationships and product development costs, capitalization of development costs and the level of receivable allowances. These estimates and judgements affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us, and related disclosure of contingent liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, actual results may differ materially from our estimates and we may need to, among other things, accrue additional charges that could adversely affect our results of operations, which in turn could adversely affect our stock price. In addition, new accounting standards, amendments and interpretations of accounting standards have occurred and may occur in the future that could adversely affect our reported financial results.

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
We also rely, to a limited extent, on patent, trademark and copyright law. A patent covering certain aspects of our Beam-e product was issued in South Africa during fiscal year 2014 and a patent covering a method for driver verification was issued during fiscal year 2015. A further patent application for an asset tracking system and method remains pending in Brazil. We have traditionally not sought patent protection over our intellectual property. As a result, we may not be able to successfully defend our intellectual property from third-party infringement.
We cannot assure you that any future trademark registrations will be issued for pending or future applications, or that any registered trademarks will be enforceable, or provide adequate protection of our proprietary rights, or that any such trademarks will not be challenged, invalidated, or circumvented.
Effective patent, trademark, copyright, and trade secret protection may not be available in every country in which our solutions are available, or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and continue to evolve. The steps we have taken, and will take, may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Any of the foregoing events could materially and adversely affect our business, results of operations and financial condition.
An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses.
The fleet management, mobile asset management and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Much of this litigation involves patent-holding companies or other adverse patent owners who have no relevant product revenues of their own, and against whom our own limited patent portfolio may provide little or no deterrence. We have been subject to such claims in the past and may face additional claims in the future.
We have not historically conducted comprehensive art searches to determine whether our solutions infringe the patent rights of third parties in our current markets, or those markets we may enter in the future. Third parties may assert that we are infringing on patents, of which we are currently unaware and that would have been disclosed by prior art searches if they had been conducted. Our status as a public company in the United States will raise our visibility and may invite holders of patents who have not previously sought to enforce them against us, to bring or threaten claims for infringement or seek to negotiate royalty or other payments from us. The fact that we have relatively few patents associated with our intellectual property means that we may not be able to successfully defend our intellectual property from third-party infringement. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
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
We must update our solutions quickly to keep pace with the rapidly changing market, including the third-party software and devices with which our solutions integrate, and we have a history of frequently introducing new releases. Our solutions and/or updates to our solutions could contain errors or defects, which were not detected during our review processes, especially when first introduced or when new versions are released. Our software may not be free from errors or defects, which could result in damage to our reputation or harm to our operating results.
We warrant that our hardware will be free of defects for various periods of time. The operation of the hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our fleet customers by “over-the-air” wireless communication of the updated firmware directly to our customers’ in-vehicle devices. If the firmware does not function as expected and it prevents the uploading of updated firmware, then the problem could not be corrected by an the over-the-air update and would require direct servicing of the installed on-board computer by trained personnel, which imposes a very significant cost on us. Variations among communications protocols in the markets in which we operate increase the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages, so that the success of deployment can be assessed on a small number of in-vehicle devices before the deployment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.
Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ in-vehicle devices or introduce malware into our customers’ in-vehicle devices, which could expose us to widespread loss of service and/or customer claims.
“Over-the-air” transmission of our firmware updates potentially provides the opportunity for a third party, who has deep inside knowledge of our systems, to modify or disable our customers’ in-vehicle systems or introduce malware into our customers’ in-vehicle systems. No such incidents have occurred to date, but there can be no assurance that they will not occur in the future. Damage to our customers’ in-vehicle devices as a result of such incidents could only be remedied through direct servicing of their installed in-vehicle devices by trained personnel, which would impose a very significant cost on us, particularly if the incidents were widespread. Moreover, such incidents could expose us to widespread loss of service and/or claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware, or with our customers’ in-vehicle devices during such process, could materially and adversely affect our business, financial condition and results of operations.
Any significant disruption in service on, or security breaches of, our SaaS platform or computer systems, could compromise our information, damage our reputation and result in a loss of customers.
Our brand, reputation, and ability to attract, retain, and serve our customers depend upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. We collect and store sensitive data, including data transmitted from our customers’ in-vehicle devices concerning the location of their mobile assets, as well as personally identifiable information concerning our customers and employees. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and operating results, including causing us to issue credits to customers, subjecting us to potential liability, reducing our customer retention rates, or increasing our cost of acquiring new customers, any of which would have the effect of reducing our revenue and could materially and adversely affect our business, results of operations and financial condition.
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

In addition, we store data, host our solutions and serve all of our customers from our servers, which are located at third-party data center facilities in Algiers in Algeria, Sydney in Australia, Muscat in Oman, Cape Town and Johannesburg in South Africa, Dublin in Ireland, and Ashburn, Virginia in the United States. While we control and have access to the servers and some of the physical components that are located in these external data centers, we do not control the operation of these facilities or certain equipment. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Third-party operators of our data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our secure third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.
In addition to data hosted at third party data centers, we are in the process of transitioning our data to cloud-based hosting service platforms such as Amazon Web Services (AWS). The use of such service presents similar risks to the use of a conventional third party hosted environment, although at a level that is viewed internally as considerably lower. The use of cloud-based servicing may however present additional complexity which may be more easily managed using physical data centers, for example the jurisdiction of data and applicability of various laws and regulations denoting the transfer of data between jurisdictions is more complex in a cloud based environment.
Certain of our customer agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these customers, or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these customers with credits for future subscriptions, provide services at no cost or pay other penalties, which could adversely impact our profitability. Additionally, if our contracted or physical capacity is unable to keep up with our growing needs, this could have an adverse effect on our business. Our disaster recovery systems are located at our third-party hosting facilities. We use a redundant architecture and regularly review and increase capacity. However, our systems have not been tested under all disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage. In the event of a disaster in which our disaster recovery systems are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our solutions could harm our reputation and may damage our data. Interruptions in our services could materially and adversely affect our business, results of operations and financial condition, cause us to issue refunds to customers, subject us to potential liability, or adversely affect our subscriber retention rates.
Our solutions rely on third-party software and any inability to license such software from third parties could render our solutions ineffectual.
We rely on software and other intellectual property licensed from third parties, including mapping software and data from Here, Google and TomTom, to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.
In addition, we incorporate some open source software into our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. courts or courts of other jurisdictions, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-develop our solutions, to discontinue sales of our solutions, or to release our proprietary software source code under the terms of an open-source license, any of which could adversely affect our business.
We depend on third-party technology, including cellular and GPS networks, and any disruption, failure or increase in costs could impede the functionality of our solutions.
Two critical links in our current solutions are between in-vehicle devices and GPS satellites, and between in-vehicle devices and cellular networks, which allow us to obtain location data and transmit it to our system. Increases in the fees charged by cellular carriers for data transmission or changes in the cellular networks, such as a cellular carrier discontinuing support of the network currently used by our in-vehicle devices, requiring retrofitting of our in-vehicle devices, could increase our costs and impact our profitability. We have initiated activities to migrate new installations to the next generation of cellular network compatibility, in order to maximize expected useful life of our in-vehicle devices. However, cellular carriers could in the future discontinue support for our currently utilized cellular technologies. Also, while we have included the ability to store GPS data in our in-vehicle devices in case of temporary cellular network connectivity failure, widespread disruptions or extended failures of the cellular networks would adversely affect our solutions’ functionality and utility and harm our financial results.
GPS is a satellite-based navigation and positioning system consisting of a network of orbiting satellites. These satellites and their ground support systems are complex electronic systems, subject to electronic and mechanical failures and possible sabotage and it is not certain that the U.S. government will remain committed to the operation and maintenance of GPS satellites in the future. In addition, technologies that rely on GPS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solutions. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals, but we cannot assure you that it will not do so in the future. Any disruption, failure or increase in costs could impede the functionality and/or cost of our solutions, which could adversely affect our business.
Our solutions integrate with third-party technologies and if our solutions become incompatible with these technologies, our solutions would lose functionality and our customer acquisition and retention could be adversely affected.
Our solutions integrate with third-party software and devices to allow our solutions to perform key functions. We cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products at all or without additional cost. Additionally, previously unidentified errors, viruses or bugs may also be present in third-party software that our customers use in conjunction with our solutions. Changes to third-party software that our customers use in conjunction with our solutions could also render our solutions ineffective. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or the presence of any defects in, any third-party software could result in increased costs, or in delays in software releases or updates to our products until such issues have been resolved, which could damage our reputation and materially and adversely affect our business, results of operations and financial condition.
Certain of our products may fail to comply with the EU Radio Equipment Directive.
Following a 12 month transitional period, the EU Radio Equipment Directive (“RED”) was fully effective from June 13, 2017. RED applies to radio equipment, which is defined as equipment for “radio determination” and includes a selection of our products. RED further requires that radio equipment utilizing certain software must demonstrate compliance of the equipment together with the software. Manufacturers, importers and distributors have specific duties to ensure that relevant equipment complies with RED. As a manufacturer, we must be able to demonstrate compliance using one of the specified conformity assessment procedures.
If any radio equipment is not compliant, the member state concerned is to take all appropriate measures to prohibit or restrict the equipment from being made available in or have it withdrawn from the market.  Member states are to introduce effective, proportionate and dissuasive penalties, which may include criminal penalties for serious infringements. Any of such consequences could materially and adversely affect our business, financial condition and results of operations.
Risks Relating to South Africa
Fluctuations in the value of the South African Rand have had, and will continue to have, a significant impact on our results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect the price of our ADSs.
The South African Rand is the primary operating and financial reporting currency for our business operations. Depreciation in the South African Rand may negatively impact the prices at which our ADSs trade. The U.S. Dollar/South African Rand, Euro/South African Rand, Australian Dollar/South African Rand and British Pound/South African Rand exchange rates have historically been volatile and we expect this volatility to continue. We provide detailed information about historical U.S. Dollar/South African Rand exchange rates in “Item 3A. Selected Financial and Operating Data”.
Due to the significant fluctuation in the value of the South African Rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of our ADSs and/or increase their volatility. During fiscal year 2017, the South African Rand/U.S. Dollar exchange rate averaged R14.06 and fluctuated between a high of R15.87 and a low of R12.44. This compares to an average exchange rate of R13.78, during fiscal year 2016, which fluctuated between a high of R16.82 and a low of R11.77. The South

African Rand exchange rate is affected by various international and South African economic and political factors. For further information on the South African Rand/U.S. Dollar exchange rate movements post the end of fiscal year 2017, please refer to “Item 3A. Selected Financial and Operating Data”.
A portion of the proceeds from the IPO as well as certain dividends received from foreign subsidiaries are held in U.S. Dollars. These funds are therefore subject to the South African Rand/U.S. Dollar exchange fluctuations. We also operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the South African Rand, the U.S. Dollar, the Euro, the Australian Dollar, Brazilian Real and the British Pound. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. We have implemented a foreign currency hedging policy to reduce our net exposure, on certain recognized assets and liabilities, to fluctuations in foreign currencies. Our policy is primarily based on economic hedging principles of managing certain of our on balance sheet risk, as opposed to using derivative financial instruments. We do not attempt to hedge currency translation risk. Our future attempts to hedge against foreign currency risk could be unsuccessful and expose us to losses. Refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more details on foreign currency exchange risk.
If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.
The South African government, through the Broad-Based Black Economic Empowerment Act, No 53 of 2003 (as amended by the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013), the Generic Codes of Good Practice (“B-BBEE Codes”) and industry charters published pursuant thereto, collectively “B-BBEE”, has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE.
The B-BBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of B-BBEE Codes were promulgated in October 2013. The new B-BBEE Codes came into effect on May 1, 2015 and have different requirements and emphasis than the previous codes. In addition to the B-BBEE Codes, industry charters apply to certain of our entities.
It is important for us to achieve applicable B-BBEE objectives. B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental or quasi-governmental entities in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Parties improve their B-BBEE contributor level when contracting with businesses that have earned good B-BBEE contributor levels in relation to their scorecards.
We have two material end-customers, which previously required MiX Telematics Enterprise SA Proprietary Limited to maintain a B-BBEE contributor level 3 as measured under the new B-BBEE Codes. The value of these contracts represented 3.8% of our total revenue for fiscal year 2017. As of March 31, 2017, one of our material end-customer agreements has a five-month remaining term. MiX Telematics Enterprise SA Proprietary Limited has attained the agreed compliance targets in fiscal year 2017. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
We face the risk of disruption from labor disputes and changes to South African labor laws, which could result in significant additional operating costs or alter our relationship with our employees.
Our operations may be materially affected by changes to labor laws. South African laws relating to labor that regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs. In addition, future changes to South African legislation and regulations relating to labor may increase our costs or alter our relationship with our employees. The resulting disruptions could materially and adversely affect our business, results of operations and financial condition.

Socio-economic inequality in South Africa or regionally may subject us to political and economic risks which may affect the ownership or operation of our business.
We are incorporated and own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa. South Africa was transformed from a racially based government into a democracy in 1994, with successful rounds of democratic elections held under a modern constitution during 1994, 1999, 2004, 2009 and most recently, in May 2014. We fully support government policies aimed at redressing the disadvantages suffered by the majority of citizens under the previous non-democratic dispensation and recognize that in order to implement these policies, our operations and profits may be impacted. However, South Africa faces many challenges in overcoming substantial racial differences in levels of economic and social development among its people. While South Africa features highly developed and sophisticated business sectors and financial and legal infrastructure at the core of its economy, large parts of the country’s black population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. In addition, South Africa also has higher levels of crime and unemployment than the United States.
The ruling party which has controlled the South African government since democracy has committed itself to creating a stable, democratic, free market economy, which it has achieved to a great extent. It remains difficult however, to predict the future political, social and economic direction of South Africa or the manner in which any future government will attempt to address the country’s inequalities. It is also difficult to predict the impact that addressing these inequalities will have on our business. Furthermore, there has been regional, political and economic instability in countries neighboring South Africa, which could materially and adversely affect our business, results of operations and financial condition.
Although political conditions in South Africa are generally stable, changes may occur in the composition of its ruling party or in its political, fiscal and legal systems which might affect the ownership or operation of our business, which may, in turn, materially and adversely affect our business, financial condition and results of operations. These risks may include changes in legislation, arbitrary interference with private ownership of contract rights, and changes to exchange controls, taxation and other laws or policies affecting foreign trade or investment and could materially and adversely affect our business, financial condition and results of operations. Any changes in investment ratings, regulations and policies or a shift in political attitudes both within and towards South Africa are beyond our control and could materially and adversely affect our business, financial condition and results of operations.
The economy of South Africa is currently experiencing a recession, which could reduce our anticipated revenue, and is also exposed to high inflation and interest rates, which could increase our operating costs.
On May 6, 2017, Statistics South Africa determined that the South African economy is in a current state of recession. Additionally, the economy of South Africa has in the past and may in the future continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. These characteristics may be exacerbated by virtue of the fact that the three major ratings agencies downgraded South African credit ratings as follows:
•downgraded to non-investment grade by Standard & Poor’s on April 3, 2017;
•downgraded to non-investment grade by Fitch on April 7, 2017; and
•downgraded by Moody’s on June 9, 2017, but remained as investment grade.
Consequently, the economic conditions in South Africa could reduce our anticipated revenue growth, increase our South African-based costs, decrease our operating margins and adversely affect our ability to obtain cost-effective debt financing in South Africa.
Our financial flexibility could be constrained by South African currency restrictions, which, in turn, could hinder our normal corporate functioning.
South African companies are subject to exchange control limitations, which could hinder our normal corporate functioning, particularly given our significant expansion outside of South Africa in recent years. Exchange controls have been relaxed in recent years and may continue to be relaxed (for example, we have established a domestic treasury management company which is discussed in “Item 10D. Exchange Controls”). However, South African companies remain subject to certain restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area, which includes South Africa, Namibia, Lesotho and Swaziland. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa. These restrictions or any adverse changes to these restrictions could materially and adversely affect our business, results of operations and financial condition.
Risks Relating to an Investment in our Ordinary Shares and American Depositary Shares or “ADSs”
Sales of our ordinary shares may adversely affect the prices of our ordinary shares and ADSs.
Sales of substantial amounts of our ordinary shares in the public market, including sales by our officers, directors and principal shareholders, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares or our ADSs as well as our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares or ADSs prevailing from time to time.
The price of our ordinary shares or ADSs may be volatile and fluctuate significantly, which could result in substantial losses for investors.
Market prices for securities may be volatile in response to various factors, some of which are beyond our control. Such volatility could negatively impact the perceived value and market prices of our ordinary shares or ADSs. In addition to the risks described in this ‘Risk Factors’ section of the annual report, some of the factors that may cause these market prices to fluctuate include:

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
We issue quarterly press releases and other disclosure of our financial results. Our quarterly operating results will fluctuate in the future as a result of a variety of factors, including, but not limited to, our ability to accurately forecast revenue and appropriately plan our expenses, long sales cycles for our enterprise fleet management solutions, service outages or security breaches and any related occurrences which could impact our reputation as well as fluctuations in currency exchange rates. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our ordinary shares and the ADSs could decline substantially.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially harm the market price of our ordinary shares and ADSs. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in, very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.
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
Our ordinary shares have been traded on the JSE since 2007, and the ADSs have been traded on the New York Stock Exchange or “NYSE” since August 2013. Trading in our ordinary shares and ADSs on these markets takes place in different currencies (U.S. Dollars on the NYSE and South African Rand on the JSE), and at different times (resulting from different time zones, trading days and public holidays in the United States and South Africa). The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the JSE could cause a corresponding decrease in the trading price of the ADSs on the NYSE.
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition, particularly after we are no longer an emerging growth company or an “EGC”.
We are required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (“SEC”). Complying with these reporting and regulatory requirements is time consuming, which may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports and file or make public certain additional information, with respect to our business and financial condition in our home country . SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect out operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market’s confidence in our financial statements and negatively affect our share price.
As an EGC, as defined in the Jumpstart Our Business Startups or “JOBS” Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

Certain provisions of South African law may limit or otherwise discourage a takeover or business combination that could otherwise benefit our shareholders.
Various transactions including, without limitation, those which result in a person, or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% of more of the voting rights at meetings of our shareholders will be subject to the Fundamental Transactions and Takeover Regulations, or the “Takeover Regulations”, promulgated in terms of Section 196 of the Companies Act, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.
A transaction will be subject to the approval of the competition authorities in terms of the Competition Act, No 89 of 1998, as amended (“Competition Act”), if it results in the acquisition of “control”, as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction (falling within its scope) from being implemented without the necessary approvals.
To the extent applicable, a transaction may be subject to JSE Listings Requirements as well as the approval of the Exchange Control Department of the South African Reserve Bank, and other applicable regulatory bodies. In addition, certain fundamental transactions such as mergers, amalgamations, schemes of arrangements and sales of a majority of a company’s assets, require the approval of shareholders exercising 75% of the voting rights, and if 15% or more of a company’s shareholders vote against the transaction, any dissenting shareholder may, within five days, require the company, at its expense, to obtain court approval before implementing the resolution. Even if less than 15% of the shareholders vote against the resolution, any dissenting shareholder may apply to court for a review of the transaction. Such regulations, including the Takeover Regulations and the Competition Act, may have the effect of delaying, deferring or preventing a change in control of us including an extraordinary transaction (such as a merger, tender offer, scheme of arrangement or sale of all or substantially all of our assets) that might provide a premium price for our shareholders.
The concentration of ownership of our capital stock limits your ability to influence corporate matters.
At June 30, 2017, our executive officers, directors, current 5% or greater shareholders and entities affiliated with them, beneficially own 34.4% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. In addition, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See “Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future”. Consequently, this concentration of ownership may have the effect of exacerbating the delays and limitations on capital market transactions and could materially and adversely affect our business, results of operations and financial condition.
Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.
The authority of our Board of Directors to issue additional securities is limited by the JSE Listings Requirements and certain provisions of the Companies Act and Memorandum of Incorporation, and as a result we may be unable to access the capital markets on a timely basis when it is opportune to do so. Under the JSE Listings Requirements, the issuance of equity securities, or securities convertible into equity securities, for cash by our Board of Directors requires shareholder approval, either by means of a specific authority for a specific transaction or by way of a general authority, for a limited time period. If a general authority is not in place, we may experience extended delays and uncertainty in seeking shareholder approval of financing transactions and as a result we may be unable to execute financings with available investors, on advantageous terms or at all. Moreover, while a general authority could allow our Board of Directors to issue for cash additional ordinary shares representing up to 15% of the ordinary shares outstanding at the time of the general authorization, as a practical matter, shareholders in the South African market are often reluctant to grant general authorities up to the 15% threshold. The Company has sought a general authority to issue equity securities, or securities convertible into equity securities, for cash, limited to 5% of the ordinary shares outstanding at the time the general authorization is sought. A general authorization would not permit our Board of Directors to issue ordinary shares for cash with a greater than 10% discount to the 30-day volume-weighted average price, or “VWAP”, as of the issuance date, which, if we were to experience significant financial difficulties in the future, could prevent us from obtaining funds when needed. Shareholders owning greater than 25% of our outstanding ordinary shares have the ability to block an issuance of ordinary shares for cash. The Company has sought a further limited authority approving the placement of 10% of the authorized but unissued shares of the Company under the control of directors who may issue such shares in their discretion.  This authority, if approved by a majority of shareholders, is only valid until the Company’s next annual general meeting or until renewed; is in line with the Memorandum of Incorporation and provides limited flexibility to execute financing transactions or any approval of a general authorization to our Board of Directors. While we will be able to issue non-convertible debt securities without shareholder approval, we will not be able to grant any voting rights to debt holders, which would be likely to increase the cost of any such debt issuance to the Company.
The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.
Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in the securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At June 30, 2017, total market capitalization amounted to R13,657 billion ($1,018.24 billion) and this market capitalization was represented by 386 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited. The Bank of New York Mellon or “BNYM” serves as the depositary (“the depositary”) with respect to the ADSs.
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

•	the judgement was not obtained by fraudulent means;

•	the judgement does not involve the enforcement of a penal or revenue law of the foreign state; and

•	the enforcement of the judgement is not otherwise precluded by the provisions of the South African Protection of Businesses Act of 1978, as amended (“POB Act”).
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
It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not a resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be notarially authenticated for the purpose of use in South Africa.
We are an emerging growth company (“EGC”) and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely impact the price of our ADSs and result in a less active trading market for our ADSs.
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
We are a foreign private issuer (“FPI”) and have disclosure obligations that are different from those of United States domestic listed companies, and are permitted in some cases to follow corporate governance standards applicable to South African companies, which may limit the protections afforded to investors.
We are an FPI for purposes of SEC rules and within the meaning of the NYSE corporate governance standards. As a foreign private issuer, we are not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that are less frequent and in certain respects less detailed than those of United States domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to United States domestic reporting companies or individual executive compensation information that is as detailed as that required of United States domestic reporting companies. We have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports on the same basis as United States domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act.
In addition, under the NYSE corporate governance standards, an FPI may elect to comply with the practices of its home country and not to comply with most corporate governance requirements applicable to United States companies with securities listed on the NYSE. We currently follow South African practices concerning corporate governance and intend to continue to do so. Accordingly, you do not have the same protections afforded to shareholders of domestic companies that are subject to all NYSE corporate governance requirements. For example, NYSE-listed companies that are not foreign private issuers are required to have a board of directors a majority of which satisfy NYSE listing standards for independence and to have fully independent audit, compensation and nominating committees of the board of directors. Although our Audit and Risk Committee members are required to meet independence standards established by SEC rules, our independent directors are subject to applicable South African standards for independence, which are different. Our Nominations and Remuneration Committee members are also be subject to applicable South African practice on corporate governance.

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

For as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an EGC until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. Our remediation efforts may not enable us to avoid a material weakness in the future. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

Holders of the ADSs may not receive dividend payments, which could cause you to lose some or all of the value of any dividend distribution.
Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval becomes necessary and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is permissible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency or distribute a payment to you, you may lose some or all of the value of any dividend distribution. We currently intend to pay regular dividends and will consider the issuance of such dividends on a quarter-by-quarter basis.
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
There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, which could result in adverse United States federal income tax consequences to U.S. Holders of ordinary shares or the ADSs.
We may be classified as a PFIC for United States federal income tax purposes, which could result in adverse United States federal income tax consequence to U.S. holders.
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a PFIC for United States federal income tax purposes for our current taxable year ended March 31, 2017. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the U.S. holder. See “Item 10E. Taxation – PFIC Rules”.

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
MiX Telematics Limited is a public company incorporated in the Republic of South Africa. Our registered offices are located at Matrix Corner, Howick Close, Waterfall Park, Bekker Road, Midrand, South Africa; our telephone number is +27-11-654-8000 and our web address is www.mixtelematics.com. We currently have our primary listing on the JSE and have a secondary listing of our ADSs on the NYSE.
We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. Matrix Vehicle Tracking Proprietary Limited was renamed TeliMatrix Proprietary Limited in 2001, TeliMatrix Limited in 2007 and finally MiX Telematics Limited in 2008, subsequent to our listing on the JSE.
In 2007, we acquired Control Instruments OmniBridge Proprietary Limited and certain affiliated entities (which we refer to collectively as “OmniBridge”), which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful United States IPO, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass Fleet Management (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group’s existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
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
For further information on our principal investments and capital expenditures, see the description of our business in “Item 4B. Business Overview” and “Item 5B. Liquidity and Capital Resources”.

4B. BUSINESS OVERVIEW
Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service or “SaaS”. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers’ vehicles. Using an intuitive, web-based interface, our fleet customers can access large volumes of historical and real-time data, monitor the location and status of their drivers and vehicles and view a wide selection of reports.
We have a global presence, with customers located in approximately 120 countries across six continents. We currently serve a highly diverse customer base, including more than 5,000 fleet operators, which represented 73% of our subscription revenue for fiscal year 2017. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 50 or more vehicles. Large fleets accounted for 86% of our fleet subscriptions at March 31, 2017. We believe we have a satisfied customer base and, among our more than 700 large fleet operator customers, we experienced an annual customer retention rate of 95% in fiscal year 2017. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, G4S, Halliburton, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.
We have consistently grown our customer base. As evidence of this growth, subscribers, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 17.9% from April 1, 2012, to March 31, 2017, and as of March 31, 2017, we tracked and managed over 622,000 subscribers. As a further indicator of our scale, in fiscal year 2017, we collected data on an average of approximately 110 million trips per month representing as many as 6.7 billion vehicle locations per month. The monthly price charged per subscriber varies among our customers depending on the services and features they require, hardware options, the customer size, route to market and the geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of subscribers but also by the evolving mix of our subscriber base.
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

Fleet operators face many significant challenges, which can include:

•
Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented approximately 80% of total trucking operational costs per mile in 2015. Certain driving behaviors, such as speeding, harsh acceleration, harsh braking and excessive idling contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

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

•
Challenges in maintaining regulatory compliance. Internal compliance and reporting is driven by legislative and regulatory requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. This can be particularly burdensome for fleet operators managing large vehicle fleets in multiple jurisdictions. For example, in the United States, fleet operators can face numerous complex regulatory requirements, including mandatory hours of service compliance and fuel tax reporting and more recently electronic logging devices (“ELD”) legislation that requires truck drivers to log their hours of service electronically by December 2017.

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
While fleet and mobile asset management solutions can offer a wide range of features and benefits, the reasons for adopting these solutions often vary by customer type and geography. In developed regions, including North America and Western Europe, many fleet operators adopt fleet management software solutions in order to obtain greater visibility over their vehicles and mobile workforces, to achieve cost savings through efficiency improvements, including reduced fuel consumption, and to reduce regulatory compliance burdens. In many developing regions, including Eastern Europe, Latin America, Africa, the Middle East and parts of Asia, the security of personnel and asset protection features afforded by vehicle tracking and monitoring, resulting in greater asset visibility and a lower impact of theft, are also important reasons for the adoption of fleet and mobile asset management solutions. In Australia and parts of Africa, Asia, Europe and the Middle East, compliance with health and safety standards and policies are a key reason for adoption of these systems. Recognizing the variety of motivations influencing our existing and potential customers is an important aspect of developing and marketing our solutions.
Market Opportunity
We believe that the addressable market for our fleet management solutions is large, growing and under-penetrated. According to a report by ABI Research, there were more than 190 million commercial vehicles registered globally by the end of December 2016. Global fleet management penetration was estimated to be around 14.3%. ABI forecasts that by 2021 the number of registered commercial vehicles will exceed 220 million.
In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and under-penetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 7.2 million non-commercial passenger vehicles in operation in South Africa. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.
We believe there is a further opportunity to extend our asset tracking offering beyond fleets to corporate assets and believe there are opportunities outside of South Africa specifically in developing countries and in areas or locations where there is a high density of vehicles fitted with our fleet management solutions and a need to track corporate assets. For this reason we have recently launched MiX Tabs, a highly effective asset tracking solution to keep track of valuable assets including generators, light towers, storage tanks and pumps.
Our Solutions
Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks, and in fiscal year 2017, we collected data on an average of approximately 110 million trips per month representing as many as 6.7 billion vehicle locations per month.
The key attributes of our solutions include:

•
Highly scalable solutions. We have built our software solutions to scale and support geographically distributed fleets of any size. We currently provide services to more than 622,000 subscribers with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 subscribers.

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

•
Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand. For example, our premium fleet solution, MiX Fleet Manager, includes data reporting and analysis tools with more than 100 standard reports and the ability for customers to request custom fleet, vehicle and driver reports. We also offer a premium web-based business intelligence engine with enhanced analytics, reporting and data visualization tools for those customers seeking to perform highly granular analyses of large quantities of historical and real-time data and make the data available to customers in the format of their choice.

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

•
Software-as-a-service powered by a proven, reliable infrastructure. Our use of a multi-tenant SaaS architecture allows us to deliver fleet management applications that are highly functional, flexible and fast while reducing the cost and complexity associated with customer adoption. We support our SaaS delivered solutions with a proven infrastructure of redundant servers and other hardware located in secure third-party data centers. We have continued to maintain overall system uptime of over 99.8%, calculated over a rolling period of 5 years.

Our Offerings
We offer a range of solutions to address the needs of diverse customer segments. Our primary subscription-based offerings are:

•
MiX Fleet Manager. MiX Fleet Manager is our premier commercial fleet management solution. It is built on a new, scalable software platform for managing enterprise and small vehicle fleets. MiX Fleet Manager can be used to manage enterprise fleets of any size. Fleet management systems provide a wide variety of complex data pertaining to driver behavior and the location, status and operational cost of vehicles and fleets. MiX Fleet Manager is an interactive, web-based system providing secure access to this complex data in a simple, intuitive manner. MiX Fleet Manager gives users live and historical views of driver and vehicle performance information, including vehicle tracking and status information as well as alerts and notifications. Together with our integrated Insight Reports, the solution provides fleet managers with actionable business intelligence in the form of reports and fleet analytics. Customers can also subscribe to premium subscription-based applications supported on MiX Fleet Manager, such as:

◦
MiX Insight Agility, an extension to the MiX Insight Reports suite that allows for dynamic data interaction in Microsoft Excel. Unlike static reports, users have the power to create and shape customized reports in the format they prefer.

◦
MyMiX, an innovative driver engagement platform that provides professional drivers with easy 24-hour access, via the web or a mobile device, to key information about their performance. Driver scoring, a module available on MyMiX, boasts a sleek, engaging and user-friendly interface accessible from iOS or Android mobile devices.

◦
MiX Vision, an on-road and in-vehicle video recording solution, that allows fleet managers to record video footage related to driving behavior and events. We believe MiX Vision addresses an important market need for in-vehicle surveillance, and MiX Vision is fully integrated with our premium fleet management solutions to enable event-driven or time based video recording. We have recently expanded the MiX Vision solution to optionally support two additional external cameras.

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

◦
MiX Hours of Service, allows for the real-time monitoring and compliance of legislated or regulated hours of work for the United States, Canada and Europe. Recently mandated ELD legislation in the United States requires truck drivers to log their hours of service electronically by December 2017. European customers can also use our optional MiX 3D product to download and archive digital tachograph data as required by European law. This add-on has also been extended to accommodate regions with non-regulated driving hours legislation, such as the Middle East and Africa, allowing fleet operators to easily set their own driving hours rules and measure activity to reduce fatigue related incidents.

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

•
Beam-e. Beam-e leverages our large network of subscribers as a crowdsourcing platform to locate vehicles without the expense of utilizing a traditional cellular network connection. Each Beam-e device communicates with other nearby devices in order to form a crowdsourced network that interfaces with our systems. Rental car companies, consumers and owners of high-value mobile assets can use Beam-e to provide entry-level tracking and recovery services at an upfront cost and monthly subscription price point that is well below the cost of traditional vehicle tracking solutions. We currently offer Beam-e in South Africa and are evaluating opportunities for expansion into other geographies which are similar to South Africa.

•
MiX Tabs, a highly effective solution, based on our Beam-e technology, to keep track of valuable assets including generators, light towers, storage tanks and pumps. The solution allows for increased visibility of corporate assets, resulting in improved asset utilization and reduced loss.

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
We believe our modular, proprietary designs and control over the entire ecosystem gives us an advantage over competitors who rely on third-party commodity in-vehicle devices because we are able to provide more customized solutions through our proprietary devices. Currently we have three types of in-vehicle devices, namely one for enterprise fleet management, and one for consumer vehicle management and light fleet management and Beam-e or MiX Tabs for entry-level vehicle and asset tracking and recovery.
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

•
Location management. Our location management and geofencing features allow customers to easily designate geographic areas in which vehicles are allowed or not allowed to travel, or areas deemed dangerous or high risk. Customers receive notifications when a vehicle enters or exits unauthorized regions or locations.

•
Vehicle security. Our vehicle security solution provides our customers with security options tailored to individual requirements. We offer vehicle tracking and recovery features, providing safety and security for our customers and their vehicles and helping to reduce the costs associated with theft.

•
Reporting. We provide our customers with on-demand reports enabling access to a wide range of fleet data. Our reports contain detailed information about driver behavior, vehicle location, idle time, miles and hours driven, average speed, acceleration, crash analysis and vehicle diagnostics. We also offer premium data visualization and business intelligence tools.

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

•
Focus on safety and security. Most of our solutions incorporate safety and security features enabling our customers to enhance their drivers’ and passengers’ personal safety, encourage safe driving behavior, and protect their investment in their vehicles. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution to manage risk and fatigue-related incidents. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions. We perform training and land transport assessments for customers to assist them in establishing and maintaining safety levels. We believe our safety and security offerings also help our customers to reduce operating costs associated with the training of drivers.

•
Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology. We have made significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in fiscal year 2015, we started the rollout of a fully re-written software front end, MiX Fleet Manager, built on latest generation web technologies and added a revamped Hours of Service module. In fiscal year 2016, we released MiX Insight Agility, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution, on-line Journey Management, extended our Hours of Service solution for non-regulated markets and MiX Go, a mobile phone based task management solution. In fiscal year 2017, we introduced MiX Tabs for non-powered asset management that leverages the underlying technology that powers Beam-e, we enhanced MiX Vision by adding support for two additional cameras, and we released a server-side events module. This was over and above the continued evolution of our existing products such as MiX Fleet Manager, MiX Hours of Service, MiX Insight Reports, MiX Journey Management and MiX Go which were all enhanced during the year.

•
Longstanding, established market position. We have a 21-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators.

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

•
Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 120 dealers outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil, and continue to expand our network of strategic and sales distribution partners in other regions of the world. In addition to our primary hosted datacenters that serve multiple geographies, we also established two hosted datacenters in specific countries where local conditions require that the data be retained in country.

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

•
Continuing to introduce new, innovative solutions to address market demand. In fiscal year 2015, we completed the new software platform MiX Fleet Manager, we developed a revamped Hours of Service solution for the United States as well as a fully integrated solution for European Hours of Service and Digital Tachograph downloading to help European customers ensure legal compliance. We also completed the development of a new consumer hardware product which also caters for the light fleet market and released an upgrade to our premium Fleet Management hardware range. In fiscal year 2016, we added Journey Management, MiX Insight Agility, MiX Go, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution and extended our Hours of Service solution for non-regulated markets. In fiscal 2017, we introduced an innovative asset positioning system called MiX Tabs and extended our MiX Vision solution to support two additional external cameras. We are continually innovating and extending our solutions portfolio based on our assessment of market demand and trends.

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
Customers
We currently serve a highly diverse customer base, including more than 5,000 fleet operators, which represented 73% of our subscription revenue for fiscal year 2017, as well as individual consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 50 or more vehicles. Large fleets comprised 86% of our fleet customer subscriptions as of March 31, 2017. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.
Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 5.0% of our subscription revenues for fiscal year 2017. For fiscal years 2017, 2016 and 2015, our top 10 customers represented 24.4%, 24.5%, and 25.9%, respectively, of our total subscription revenue.

The following is a representative list of some of our larger customers:

•	Baker Hughes

•	Barloworld

•	Basic Energy

•	Bidvest Group

•	Chevron

•	DHL

•	Eskom

•	Europcar

•	G4S

•	Go Ahead Group

•	Halliburton

•	PepsiCo

•	Renting Columbia

•	Schlumberger

•	Total

•	Unitrans

We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2017, among our more than 700 large fleet operator customers, we experienced an annual customer retention rate of 95%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 77% during fiscal year 2017. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.
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
Research and Development
Our development group consists of 146 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in Stellenbosch, South Africa, and we have additional development resources in Johannesburg, South Africa, as well as the United States and the United Kingdom. Our software development teams employ an agile development methodology, while our engineering teams use traditional waterfall project management methods. During fiscal years 2017, 2016 and 2015, we invested R142.1 million, R115.9 million and R96.4 million, respectively, in research and development.
Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, we have enhanced certain of our hardware components to extend their functionality and reduce manufacturing costs. Our most recent fleet and asset management platform was released during the first half of fiscal year 2015 and in fiscal 2017 we completed the migration of all fleet customers.
We have been successful in expanding our product offerings over time through internal development and select acquisitions. During fiscal year 2017, we introduced new, distinct solutions for potential and existing customers as well as many incremental features. Highlights include:

•	A 3G version of our successful entry level MiX2000 on board computer to expand sales thereof into Asia, Australia and the United States;

•	MiX Tabs asset tracking and monitoring solution leveraging our Beam-e technology; and

•	Enhancements and extensions to all major product lines including MiX Fleet Manager, MiX Hours of Service, MiX Insight Reports, MiX Journey Management and MiX Go.

We are ISO 9001 certified with a formalized quality policy and consistent monitoring of internal processes, supplier and solution performance. We outsource all hardware manufacturing to third parties.
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
We host our solutions for our customers in secure third-party data centers located in Algiers in Algeria, Sydney in Australia, Muscat in Oman, Cape Town and Johannesburg in South Africa, Dublin in Ireland and Ashburn, Virginia in the United States. We have started migrating some of these data centers to Amazon Web Services (“AWS”) and expect the transition to be completed during fiscal 2019. Our data management facilities provide us with both physical security, including manned security, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations.

Intellectual Property
We rely primarily on trade secret laws, confidentiality agreements, confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights. We also rely to a limited extent on patent, trademark and copyright law. A patent covering certain aspects of our Beam-e product was issued in South Africa during fiscal year 2014 and a patent covering a method for driver verification was issued during fiscal year 2015. A further application for an asset tracking system and method is pending in Brazil.
We typically enter into non-disclosure and confidentiality agreements with our employees, licensees and independent consultants and other advisors. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property.

Competition
The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as NavMan Wireless, to large global providers, such as Trimble. While we currently only compete with Trimble and Omnitracs on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Greenroad and Masternaut in Europe, we compete with Astrata for oil and gas fleet opportunities in the Middle East, and we compete with Tracker, Cartrack, DigiCore and Netstar for consumer and small fleet mobile asset management deployments in South Africa.

We believe the principal competitive factors in our market include the following:
•functionality and reliability;
•total cost of ownership;
•breadth and depth of application functionality for fleet deployments;
•product performance;
•interoperability;
•brand and reputation;
•customer service;
•ability to service multinational customers in multiple global locations,
•distribution channels;

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

Employees
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2017	2016	2015
South Africa	833	866	826
United States	51	62	59
United Kingdom	56	49	49
United Arab Emirates	47	52	60
Australia	36	37	43
Brazil	17	14	15
Uganda	5	5	2
Romania	10	3	1
Thailand	1	1	1
Total	1,056	1,089	1,056

Full-time	1,032	1,067	1,002
Part-time	24	22	54
Total	1,056	1,089	1,056

Legal Proceedings
Judicial Review Proceedings against the Minister of Science and Technology
On June 9, 2015, MiX Telematics International Proprietary Limited (“MiX International”), a wholly owned subsidiary of the Company, filed a motion in the High Court of South Africa (Gauteng Division, Pretoria) whereby it sought relief against the Minister of Science and Technology (“the Minister”) by way of a judicial review of administrative action in terms of section 6(1) of the Promotion of Administrative Justice Act, No. 3 of 2000. The Minister is the administrative functionary responsible for exercising the power in terms of sections 11D(3) and (9) of the Income Tax Act, No. 58 of 1962, to approve an additional 50% income tax deduction for qualifying research and development expenditure. The relief sought relates to two applications made by MiX International to the Minister for the approval of the additional deduction in the 2013 and 2014 financial years, which applications were either refused or not fully adjudicated upon.
MiX International and the Minister agreed to settle the matter outside of court. The settlement agreement was made an order of court on September 7, 2016. In February 2017, as part of this settlement process, approvals were obtained for a portion of the project expenditure. We continue to seek approval for the remaining projects and as such the legal process is ongoing.

Further information on the Section 11D allowance and the related uncertain tax position are included in note 28 of the consolidated financial statements. If MiX International is ultimately unsuccessful in obtaining approval of pending applications, we will not recover the related tax assets and will incur an additional taxation expense of up to R2.8 million ($0.2 million) relating to the additional 50% claimed.

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
The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. As cloud computing continues to evolve, regulation by federal, state and foreign agencies is increasing, including in the areas of data privacy and data security. In particular, the dynamic regulatory environment in the European Union is resulting in additional and increasingly complex regulation in these areas and we believe that the similarly dynamic regulatory environment of the United States, will follow suit. New laws governing data privacy and data security will furthermore be enacted in many other regions. Laws governing the solicitation, collection, processing or use of data could impair our ability to manage and report on customer data, which is integral to the delivery of our SaaS solutions. Increased regulation and the expansion of our business and operations globally have required us to devote legal and other resources to address this regulation. We have commenced with a legal review to determine our compliance with data privacy and data security laws and have initiated the process of establishing additional group data protection and security policies, charters and procedures to assist in maintaining data privacy and data security.
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

South African Regulatory Environment
The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures, and have initiated the process of establishing additional group data protection and security policies, charters and procedures to assist in maintaining data privacy and data security. As such we do not believe the POPI Act’s implementation will have a material impact on our business.
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
The Private Security Industry Regulation Act, No. 56 of 2001 (the “PSIRA Act”) also applies to our South African business and governs the vehicle recovery industry in South Africa. The PSIRA Act was enacted for the purposes of, for example: (i) the achievement and maintenance of a trustworthy and legitimate private security industry which acts in terms of the principles contained in the Constitution of the Republic of South Africa, Act No. 108 of 1996, and other applicable law, and is aimed at ensuring that there is greater safety and security in the country and; (ii) to regulate the private security industry and to exercise effective control over the practice of the occupation of security service providers in the public and national interest and the interest of the private security industry itself.
Broad-Based Black Economic Empowerment
The South African government, through the Broad-Based Black Economic Empowerment Act, No 53 of 2003 (as amended by the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013), the Generic Codes of Good Practice (“B-BBEE Codes”) and industry charters published pursuant thereto, collectively “B-BBEE”, has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE.
The B-BBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of B-BBEE Codes were promulgated in October 2013. The new B-BBEE Codes came into effect on May 1, 2015 and have different requirements and emphasis than the previous codes. In addition to the B-BBEE Codes, industry charters apply to certain of our entities.
It is important for us to achieve applicable B-BBEE objectives. B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental or quasi-governmental entities in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Parties improve their B-BBEE contributor level when contracting with businesses that have earned good B-BBEE contributor levels in relation to their scorecards.
We have two material end-customers, which previously required MiX Telematics Enterprise SA Proprietary Limited to maintain a B-BBEE contributor level 3 as measured under the new B-BBEE Codes. The value of these contracts represented 3.8% of our total revenue for fiscal year 2017. As of March 31, 2017, one of our material end-customer agreements has a five-month remaining term. MiX Telematics Enterprise SA Proprietary Limited has attained the agreed compliance targets in fiscal year 2017. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
U.S. Regulatory Environment
In addition to its regulation of Internet and, by extension, many SaaS providers, the Federal Trade Commission or “FTC”, has been asked by consumer groups to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of the type of data being collected and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices. Although much of the FTC’s focus is on consumer protection, to the extent that our clients use our systems to monitor employee movement, the FTC may assert jurisdiction. In addition to FTC scrutiny on the consumer side, many fleet drivers in the U.S. may belong to a union, which triggers some degree of oversight from the National Labor Relations Board or “NLRB”. The NLRB has taken increasing notice of the privacy rights on unionized employees, and future NLRB rules could affect our business model or the way in which our corporate clients use our solutions.
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

European Union Regulatory Environment
We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection currently is Directive 95/46/EC, which we refer to as the Data Protection Directive. The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. The Data Protection Directive will be superseded by The General Data Protection Regulation (“GDPR”), which was published in the Official Journal of the European Union on May 4, 2016, with effect from May 25, 2018. Businesses have two years within which to comply with the new regime. The GDPR is intended to create a single legal framework that applies across all EU member states. The GDPR introduces direct compliance obligations for data controllers and data processors. National Data Protection Agencies (“NDPA”) will be able to impose fines for violations ranging from 2% to 4% of annual worldwide turnover or 10 million to 20 million Euros, whichever is greater. NDPAs will have power to carry out audits, request information, and obtain access to premises. Businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained. The data subjects shall have the right to withdraw their consent at any time. The GDPR adopts a risk-based approach to compliance, under which businesses bear responsibility for assessing the degree of risk that their processing activities pose to data subjects. Businesses will be required to perform data protection impact assessments before any processing, that uses new technologies and is likely to result in a high risk to data subjects, takes place. The GDPR will require businesses to maintain detailed documentation recording their processing activities. Clear rules around data breach notifications and the processing of personal data in such a manner that the personal data can no longer be attributed to a specific individual have been set out by the GDPR. In addition, data subjects have the right to request that businesses delete their personal data; to object to their personal data being processed; and to obtain a copy of their personal data within a set time frame.
Following a 12 month transitional period, the EU Radio Equipment Directive (“RED”) was fully effective from June 13, 2017. RED applies to radio equipment, which is defined as equipment for “radio determination” and includes a selection of our products. RED further requires that radio equipment utilizing certain software must demonstrate compliance of the equipment together with the software. Manufacturers, importers and distributors have specific duties to ensure that relevant equipment complies with RED. As a manufacturer, we must be able to demonstrate compliance using one of the specified conformity assessment procedures.
If any radio equipment is not compliant, the member state concerned is to take all appropriate measures to prohibit or restrict the equipment from being made available in or have it withdrawn from the market.  Member states are to introduce effective, proportionate and dissuasive penalties, which may include criminal penalties for serious infringements. Any of such consequences could materially and adversely affect our business, financial condition and results of operations.

Article 50 of the Treaty of Lisbon gives any EU member the right to quit the European Union unilaterally. Following the United Kingdom European Union membership referendum of 2016, in which the majority voted in favor of leaving the European Union, Prime Minister Theresa May triggered Article 50 of the Treaty of Lisbon on March 29, 2017. The consequence is that the United Kingdom will exit the European Union in late March 2019 and future basis of regulation for business based in the United Kingdom has been thrown into doubt. However, the United Kingdom government has announced that, upon exit from the European Union, although there will be a repeal of the European Communities Act 1972 and EU law, the same act of parliament will convert all EU law into UK law to prevent a legal void. The Great Repeal Bill is also designed to create the necessary power for members of the UK parliament to change those laws once Britain has left the European Union. We believe that regulatory changes thereafter will likely be incremental.
Australian Regulatory Environment
The Australian Privacy Principles contained in the Privacy Act of 1988 regulate the collection, use, retention, disclosure and security of personal information. Personal information is defined as “information or an opinion about an identified individual, or an individual who is reasonably identifiable, whether the information or opinion is true or not or is recorded in a material form or not”. Personal information includes location-based information where the information enables the location of an individual to be ascertained. Australian privacy laws in general prohibit the transfer of personal information outside Australia unless an exemption applies, such as the individual to whom the information relates has consented to the transfer. In some circumstances, the disclosure will be permissible if there is a data transfer agreement in place between the transferor and the transferee under which the transferee agrees to handle the information in accordance with the Australian Privacy Principles. Amendments to these laws imposing stricter regulation became effective in March 2014. Subject to a few exemptions, the amendments require the transferor to take such steps as are reasonable in the circumstances to ensure that an overseas recipient does not breach the Australian Privacy Principles and the transferor may be held responsible for any breaches of Australian privacy laws when personal information is transferred outside Australia, regardless of whether there is a data transfer agreement in place.
4C. ORGANIZATIONAL STRUCTURE
We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 39 to our consolidated financial statements contains our subsidiary names, principal activity, place of incorporation and legal ownership at March 31, 2017. Up until the filing date, there has been no change in our organizational structure since March 31, 2017.

4D. PROPERTY, PLANT AND EQUIPMENT
As of, May 29, 2017, we owned or leased the following properties, used primarily for office space:

Property	Owned or Leased	Square Footage
South Africa
Howick Close, Waterfall Park, Midrand, South Africa	Leased	46,499
Howick Mews, Waterfall Park, Midrand, South Africa	Leased	11,364
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Owned	17,158
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Leased	10,936
7/8 Holwood Crescent, La Lucia Ridge, South Africa	Leased	6,953
Unit B6, Arden Grove, Montague Gardens, Cape Town, South Africa	Leased	2,196
Motorworld Building, Cnr West Burger & Zastron Street, Bloemfontein, South Africa	Leased	1,109
21 Van Rensburg Street, Nelspruit, South Africa	Leased	915
United States
Suite 100 and 310, 750 Park of Commerce Blvd., Boca Raton, Florida, USA	Leased	10,260
Suite 110, 16770 Imperial Valley Drive, Houston, Texas, USA	Leased	2,500
Suite 27, 1181 S Rogers Circle, Boca Raton, Florida, USA	Leased	2,326
United Kingdom
6170 & 6180, Birmingham Business Park, Solihull Parkway, Birmingham, UK	Leased	5,280
Suites 39-40 Cherry Orchard North, Kembrey Park, Swindon, Wiltshire, UK	Leased	2,906
Australia
Suite 3, 281 Hay Street, Subiaco, Australia	Leased	5,091
Suite 1, 28 Fortescue Street, Spring Hill, Brisbane, Queensland, Australia	Leased	1,679
United Arab Emirates
Building 6EA, Office 610, Dubai Airport, Freezone, Dubai, United Arab Emirates	Leased	3,592
Brazil
543 Doutor Costa Junior Street, Sao Paulo, Brazil	Leased	4,306
Thailand
9th Floor, 571 RSU Tower, Sukhumvit Road, Klong Ton Nue, Wattana, Bangkok, Thailand	Leased	215
Uganda
7th Floor, Course View Towers, Kitane Road, Kampala, Uganda	Leased	570
Romania
3rd floor, Office 314, Charles de Gaulle Plaza, 15th Charles de Gaulle Square, Sector 1, Bucharest, Romania	Leased	91
We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed to accommodate any potential expansion.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as at March 31, 2017 and 2016 and for the fiscal years ended March 31, 2017, 2016, and 2015 and the accompanying notes included in this annual report, and the financial information set forth under “Item 3A. Selected Financial and Operating Data” at and for the fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013.
We prepare our consolidated financial statements in accordance with IFRS. The preparation of our consolidated financial statements requires us to make certain assumptions and estimates that affect the amounts we record as assets, liabilities, revenues and expenses in the years and periods addressed and these are subject to certain risks and uncertainties. Our future results may vary materially from those indicated as a result of the risks that affect our business, including, among others, those identified in “Forward-Looking Statements” and “Item 3D. Risk Factors”.

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
In fiscal year 2017, we collected data on an average of approximately 110 million trips per month representing as many as 6.7 billion vehicle locations per month. We have a global presence, with customers located in approximately 120 countries across six continents for whom we collectively tracked and managed over 622,000 subscribers at March 31, 2017.
We were founded in 1996 in Johannesburg, South Africa, as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. In 2007, we acquired OmniBridge, which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States and Safe Drive, which included both Safe Drive International Proprietary Limited, located in Australia; and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain (located in South Africa), as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful United States IPO of ADSs, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited (located in South Africa). The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass, a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group’s existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
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
The table below sets out our historic revenue and profitability indicators.

	Fiscal Year Ended March 31,
	2017	2017	2016	2015
	(In thousands, unless otherwise indicated)
Subscription revenue	$92,445	R1,239,914	R1,158,229	R998,335
Subscription revenue growth (%)		7.1%	16.0%	16.9%
Hardware and other revenue	22,378	300,144	306,792	391,045
Hardware and other revenue decline (%)		(2.2%)	(21.5%)	(6.4%)
Total revenue	114,823	1,540,058	1,465,021	1,389,380
Total revenue growth (%)		5.1%	5.4%	9.3%
Operating profit	10,279	137,862	139,084	149,861
Operating profit decline (%)		(0.9%)	(7.2%)	(12.6%)
Adjusted EBITDA(1)	22,489	301,613	277,215	282,994
Adjusted EBITDA growth/(decline) (%)		8.8%	(2.0%)	0.8%
Profit for the year (2)	9,055	121,441	182,491	149,016
Profit for the year (decline)/growth (%)		(33.5%)	22.5%	(1.7%)

(1)
Adjusted EBITDA is a non-IFRS financial measure. See “Item 3A. Selected financial and operating data” for a description of this measure and a reconciliation to operating profit and profit for the year.

(2)	Profit for the year includes net foreign exchange gains of R1.5 million, R144.0 million and R73.5 million in fiscal years 2017, 2016 and 2015, respectively.

Subscription revenue has increased as a percentage of total revenue. In fiscal years 2017, 2016 and 2015, subscription revenue represented 80.5%, 79.1% and 71.9% respectively, of our total revenue. In fiscal years 2017, 2016 and 2015, our top 10 customers represented 24.4%, 24.5% and 25.9% respectively, of our subscription revenue.
We believe the large and growing market for fleet and mobile asset management solutions will provide us with significant growth opportunities going forward. We seek to capitalize on these growth opportunities and manage the factors affecting our performance, including subscription revenue accounting for a greater component of revenue, lower hardware revenues, improved economies of scale, fluctuations in the value of the South African Rand (our financial reporting currency), an evolving mix of subscribers with different revenue and cost economics, varying economic conditions in our markets (e.g., the oil and gas sector), changing customer needs and long sales cycles for our enterprise fleet management solutions. See “Factors Affecting Our Performance”, for more information on these factors.
We intend to grow our revenue by adding new customers, selling more subscriptions to existing customers, and expanding our customer base to include industry sectors, customer segments and geographic regions beyond those that we currently serve. We also intend to expand our Adjusted EBITDA margins as we move out of the investment cycle we have been in since the IPO and we expect to unlock economies of scale as a result of strong cost management and ongoing subscription revenue growth.

Key Financial and Operating Metrics
In addition to financial metrics based on our consolidated financial statements, we monitor our business operations using various financially and non-financially derived metrics. The following table presents these metrics.

	Fiscal Year Ended March 31,
	2017	2017	2016	2015
	(In thousands, except basic adjusted earnings per share and subscriber data)
Subscription revenue	$92,445	R1,239,914	R1,158,229	R998,335
Adjusted EBITDA	22,489	301,613	277,215	282,994
Basic adjusted earnings per share ($/R)	$0.01	R0.17	R0.11	R0.13
Subscribers	622,062	622,062	566,177	512,344
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
Adjusted EBITDA
Adjusted EBITDA is one of the profit measures reviewed by the chief operating decision maker (“CODM”). We define Adjusted EBITDA as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring IPO costs, insurance reimbursements relating to impaired assets and certain litigation costs. A reconciliation of Adjusted EBITDA to profit for the year is included in “Item 3A. Selected Financial and Operating Data”.
Adjusted Earnings per share
Adjusted earnings is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax. A reconciliation of basic adjusted earnings per share to basic earnings per share is included in “Item 3A. Selected Financial and Operating Data”.
Subscribers
Subscribers represent the total number of discrete services we provide to customers at the end of the period.

Factors Affecting Our Performance

Subscription Revenue Accounting for a Greater Component of Revenue
We are focused on growing our recurring subscription revenue base and entering into more fully bundled deals. As a result of an increase in the total subscriber base, and due to existing subscribers moving to fully-bundled subscriptions in fiscal year 2017, subscription revenue is increasing as a percentage of revenue. In fiscal year 2017, subscription-based revenues accounted for 80.5% of our total revenues, up from 79.1% in 2016 and 71.9% in 2015. We expect to see this trend continue as we grow our base of subscribers, increase the number of fully-bundled subscriptions, maintain our investment in sales and marketing and continue to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services. As we continue to strengthen our position as a leading global SaaS telematics provider, we expect the increasing shift towards fully bundled solutions, which do not require upfront hardware purchases, to continue and contribute to this trend going forward.

Lower hardware sales volumes
    As mentioned above, we continue to see a shift toward fully bundled contracts, which do not require upfront hardware purchases. For further information, refer to “5D. Trend Information”.
The table below shows hardware revenue and hardware gross margin generated for fiscal years 2017, 2016 and 2015. In the short term, the trend toward fully bundled contracts has a negative impact on our earnings growth due to the hardware revenue initially forfeited. In the long term, we believe that the shift to bundled contracts will enhance shareholder value should the contracts go through a renewal cycle.
The marginal increase in hardware revenues in fiscal year 2017 resulted from the Europe segment where hardware revenue was R12.5 million higher than in fiscal year 2016 due to a limited number of large enterprise fleet orders received from dealers. With the exception of Europe and Brazil where hardware revenue was marginally higher, all the other operating segments recognized lower hardware revenues in fiscal year 2017.

	Fiscal Year Ended March 31,
	2017	2017	2016	2015
	(In thousands, except subscriber data)
Hardware revenue	$16,575	R222,315	R221,306	R298,680
% movement		0.5%	(25.9%)	(8.6%)
Hardware gross margin %		53.7%	54.9%	52.4%
Improved economies of scale
We expect increased subscription revenue growth combined with ongoing cost management to improve our profitability going forward. Since our U.S. IPO we have invested heavily in research and development, sales and marketing and have significantly increased the number of bundled solutions sold to customers, which had a short term muting effect on our revenues. In future, we expect to see improved Adjusted EBITDA margins as we start to benefit from these historical investments.
Fluctuations in the value of the South African Rand, our financial reporting currency
The South African Rand is the financial reporting currency for our business operations. Currency fluctuations in the South African Rand may positively or negatively impact our reported income and expenses due to the effects of translating the functional currency of our foreign subsidiaries into Rand at different average exchange rates. Accordingly, some of the changes in the reported operating results are attributable to fluctuations in exchange rates and do not necessarily reflect the underlying operating results. However, at an operating profit level, the impact of exchange rate fluctuations arising during the translation to South African Rands has not had a material impact in fiscal years 2017, 2016 and 2015.
In fiscal year 2017, the Rand weakened by 2.0% against the U.S. Dollar and strengthened by 10.7% against the British Pound, as shown in the table below.

	Average exchange rate for Fiscal Year Ended March 31,
	2017	2016	2015
South African Rand for U.S. Dollars (per $1.00)	14.06	13.78	11.06
% movement	2.0%	24.6%	9.3%
South African Rand for British Pound (per £1.00)	18.42	20.63	17.82
% movement	(10.7%)	15.8%	10.6%
We expect continued exchange rate volatility in the South African Rand against other major currencies. We provide detailed information about historical U.S. Dollar/South African Rand exchange rates in “Item 3A. Selected Financial and Operating Data” and for more information regarding our foreign currency exchange risk refer to “Item 11. Qualitative and Quantitative Disclosures about Market Risk - Foreign Currency Exchange Risk”.

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
Varying Economic Conditions in our Markets
We seek to capitalize on opportunities and manage risks in our key markets, which are geographically dispersed with customers located in approximately 120 countries worldwide. Overall, we believe that our presence across multiple geographic markets and our exposure to multiple economies provides us with diversification from the risk of changing economic conditions in any one country or region. Other macroeconomic factors, such as expectations for future crude oil and natural gas prices, affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, negatively impacts our net subscriber growth and hardware sales in this sector. In addition to macroeconomic changes, performance in any given region may vary due to multiple factors, including growth in subscribers, the overall profile of the customer base (for example, in Africa, we have a significant consumer subscriber base), the services and hardware options selected by particular subscribers and our distribution strategy in the region.
Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and maintain our balanced approach to producing revenue growth, profitability and cash flow. For example, during fiscal year 2017, we implemented restructuring activities in the Europe and the Middle East and Australia segments; in fiscal year 2016, we implemented restructuring activities in Brazil; and, in fiscal year 2015, we implemented restructuring activities in Africa and the Middle East and Australia segments. These restructuring activities adjusted the cost structures in these regions to levels appropriate for current market conditions.
Changing Customer Needs
The Company has noted a blending of product and service types in the various geographies in which it operates and has identified this as an opportunity to increase subscription revenue growth by the addition of new products and services in certain of the regions in which we operate. For example, in the fiscal 2016 year, we started rolling out Journey Management in the Middle East and Africa, and have also extended our Hours of Service solution into Africa, Australia and Brazil. In the second half of fiscal year 2017, we also introduced a new MiX Tabs solution aimed at customers who wish to leverage their investment in our premium fleet solution to do cost effective asset tracking.

For a discussion of material changes in our segment revenue that have impacted our financial results for the periods presented, see “Item 5A. Operating Results”.
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
Basis of Presentation and Key Components of Our Results of Operations
In fiscal year 2017, we managed our business in six segments which include Africa, Americas, Brazil, Europe and the Middle East and Australasia (our regional sales offices (“RSOs”)), and our Central Services Organization (“CSO”). CSO

is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.
The CODM reviews the segment results on an integral margin basis as defined by management. In respect of revenue, this method of measurement entails reviewing the segment results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.
Each RSO’s results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed because such segment information is not reviewed by the CODM.
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
Taxes
In fiscal years 2017, 2016 and 2015 our effective tax rates were 18.1%, 36.9%, and 35.4% respectively. Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any temporary differences.
Our effective tax rate may vary primarily according to the mix of profits made in various jurisdictions and section 11D allowances relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited. Further information on this is disclosed in note 28 to the consolidated financial statements. In addition, our effective tax rate may be impacted by certain non-deductible/(non-taxable) foreign exchange movements. As a result, significant variances in future periods may occur.
Our Americas, Brazilian, European and Middle East and Australasia operations have generated cumulative tax losses for which we have not recognized a deferred tax asset. These losses will be utilized going forward against any taxable profits generated in these segments. The losses available to be utilized at March 31, 2017, are R133.8 million, of which R74.0 million relates to our European operations. During fiscal 2017, we raised a deferred tax asset of R5.3 million in respect of a portion of the tax losses available in the Europe segment. These tax losses were incurred in prior years. Since fiscal 2015, the entity started returning to profitability resulting in a re-assessment of its ability to utilize the tax losses and the recognition of a deferred tax asset for a portion thereof.
Constant Currency Information
Constant currency information has been presented in the sections below to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting year’s results to the prior year’s average exchange rates, determined as the average of the monthly exchange rates applicable to the year. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior year results.

The constant currency information represents non-IFRS information. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.

5A. OPERATING RESULTS
The following table sets forth certain consolidated income statement data:

	For the year ended March 31,
	2017	2017	2016	2015
	(In thousands, unless otherwise indicated)
Revenue	$114,823	R1,540,058	R1,465,021	R1,389,380
Cost of sales	(37,188)	(498,785)	(439,305)	(449,663)

Gross profit	77,635	1,041,273	1,025,716	939,717
Sales and marketing	(13,540)	(181,601)	(203,767)	(171,948)
Administration and other charges (1)	(53,816)	(721,810)	(682,865)	(617,908)

Operating profit	10,279	137,862	139,084	149,861
Finance income/(cost) - net	775	10,391	150,327	80,778

Profit before taxation	11,054	148,253	289,411	230,639
Taxation	(1,999)	(26,812)	(106,920)	(81,623)

Profit for the year	$9,055	R121,441	R182,491	R149,016

Attributable to:
Owners of the parent	$9,056	121,458	182,989	149,622
Non-controlling interests	(1)	(17)	(498)	(606)
	$9,055	R121,441	R182,491	R149,016

(1)	Includes other income/(expenses) – net.

Results of Operations for Fiscal Year 2017 Compared to Fiscal Year 2016
Revenue

	For the year ended March 31,
	2017	2017	2016	% Change
	(In thousands, except for percentages)
Subscription revenue	$92,445	R1,239,914	R1,158,229	7.1%
Hardware sales	16,575	222,315	221,306	0.5%
Other	5,803	77,829	85,486	(9.0%)
	$114,823	R1,540,058	R1,465,021	5.1%

Our total revenue increased by R75.0 million, or 5.1%, from fiscal year 2016 to fiscal year 2017. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R81.7 million, or 7.1%. Subscription revenue represented 80.5% of our total revenue for fiscal year 2017 compared to 79.1% for the prior year. Our growth in subscription revenue is primarily attributable to an increase in subscribers, which increased by 9.9% from 566,177 at March 31, 2016, to 622,062 at March 31, 2017, and the effect of the weaker South African Rand, which added R5.3 million, or 0.5%, to our subscription revenue as a result of translating the results of our foreign operations to South African Rand at a higher average rate in the 2017 fiscal year (refer to “Factors Affecting our Performance” above). Overall, there was no significant fluctuation in our average revenue per user (“ARPU”), on a constant currency basis. In certain regions particularly Brazil and the Americas, our fleet ARPUs have started to increase as a result of higher levels of bundled deals. Further information in this regard is shown below as part of the discussion of third party revenue and subscription revenue by geography.

•
Hardware revenue increased marginally by R1.0 million, or 0.5%, from fiscal year 2016 to fiscal year 2017. Due to certain large enterprise fleet orders received, hardware revenue was R12.5 million higher than in fiscal year 2016 in our Europe segment. With the exception of Europe and Brazil, where hardware revenue was marginally higher, all the other operating segments recognized lower hardware revenues in fiscal year 2017.

•
Other revenue declined by R7.7 million, or 9.0%, from fiscal year 2017 to fiscal year 2016. The decrease is primarily related to a decline in installation revenue of R7.7 million, mainly resulting from the Africa segment.

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2017	2017	2016	2017	2017	2016
	(In thousands)
	Total Revenue			Subscription Revenue
Africa	$64,057	R859,169	R807,907	$57,575	R772,224	R711,208
Europe	13,222	177,331	161,987	8,442	113,223	110,251
Americas	11,961	160,419	156,940	9,056	121,462	115,413
Middle East and Australasia	22,699	304,450	313,927	14,872	199,474	202,163
Brazil	2,819	37,811	23,129	2,435	32,653	18,063
CSO	65	878	1,131	65	878	1,131
Total	$114,823	R1,540,058	R1,465,021	$92,445	R1,239,914	R1,158,229
The Africa segment was the main contributor to our revenue growth in fiscal year 2017. In the Africa segment, total revenue grew by R51.3 million, or 6.3%, primarily due to an increase in subscription revenue of R61.0 million, or 8.6%. The increase in the segment’s subscription revenue was driven by a 11.2% increase in subscribers in fiscal year 2017. Hardware and other revenue declined by R9.7 million or 10.1% as there was a significant contract rollout in the leasing sector which included the upfront purchase and installation of in-vehicle devices by the customer during fiscal year 2016.
Total revenue in the Europe segment increased by R15.3 million, or 9.5%, in South African Rand terms. Subscription revenue growth was 8.9% on a constant currency basis and driven primarily by a 6.9% increase in the subscriber base in fiscal year 2017. Total revenue increased on a constant currency basis by 16.0% due to the increase in subscription revenue as well as increased hardware revenue compared to fiscal 2016. This constant currency growth was offset by the strengthening of the Rand against the British Pound.
Total revenue in the Americas segment increased by R3.5 million, or 2.2%, in South African Rand terms. The subscriber base declined by 0.2% due to customer fleet size contraction in the oil and gas sector in the first half of fiscal year 2017. Despite this contraction, subscription revenue increased by 3.2% on a constant currency basis as subscription revenue was assisted by the market’s preference for bundled deals across new and existing customers. This strong shift toward bundled deals has directly resulted in a reduction of hardware revenues. Total revenue grew by 0.2% on a constant currency basis. In the second half of fiscal 2017, trading conditions in the oil and gas sector improved and, as a consequence, the subscriber base grew by 11.4% during that period.
Total revenue in the Middle East and Australasia segment declined by R9.5 million, or 3.0%, in South African Rand terms. Subscription revenue declined by 4.2% in constant currency despite a 2.5% increase in subscribers in fiscal year 2017. The overall decline in subscription revenue is attributable to economic headwinds experienced by the segment, due to its primary focus being on the mining and oil and gas sectors which resulted in decreased spending by fleets with higher ARPUs and downward pressure on subscription prices resulted in a decline in the segment’s overall ARPU. Total revenue declined by 5.9% on a constant currency basis, as hardware revenue was also lower than in fiscal 2016.
Total revenue in the Brazil segment increased by R14.7 million, or 63.5%, in South African Rand terms. On a constant currency basis, subscription revenue increased by 63.0% in fiscal year 2017 due to a 40.3% increase in subscribers in fiscal year 2017, and the majority of new deals being concluded on a bundled basis. Subscription revenue grew by R14.6 million, or 80.8%, in South African Rand terms.

Cost of Sales

	For the year ended March 31,
	2017	2017	2016	% Change
	(In thousands, except for percentages)
Cost of sales	$37,188	R498,785	R439,305	13.5%
Gross profit margin	67.6%	67.6%	70.0%
Gross profit margin - subscription	72.7%	72.7%	75.8%
Gross profit margin - hardware	53.7%	53.7%	54.9%
Compared to an increase in total revenue of R75.0 million, or 5.1%, cost of sales increased by R59.5 million, or 13.5%, from fiscal year 2016 to fiscal year 2017. This resulted in a lower gross profit margin of 67.6% in fiscal year 2017.
Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 80.5% of total revenue compared to 79.1% in fiscal year 2016. During fiscal 2017, subscription revenue gross profit margins were lower than in fiscal 2016. Increased infrastructure costs due to the commencement of our transition from legacy data centers, where we owned certain equipment, toward cloud-based infrastructure and services were the most significant contributor to the decline. This transition also supports the roll out of our new back-end platform, MiX Lightning, and new products such as MiX Journey Management, MiX Hours of Service and MiX Go, which we expect to drive increased ARPU as well as accelerated subscriber growth.
Sales and Marketing
Sales and marketing costs decreased by R22.2 million, or 10.9%, from fiscal year 2016 to fiscal year 2017. This was a direct result of strict cost management resulting in declines of R12.1 million, R4.8 million, R2.6 million and R1.1 million in employee costs, advertising spend, travel costs and training, respectively. In fiscal year 2017, sales and marketing costs represented 11.8% of revenue compared to 13.9% of revenue in fiscal 2016, which are aligned with our estimates contained in our Form 20-F for the fiscal year ended March 31, 2016, where we advised that in future periods we expected these costs to remain relatively constant as a percentage of revenue i.e.11% to 12% of revenue.
Administration and Other Expenses
Administration and other charges (including other income/(expenses)-net) increased by R38.9 million, or 5.7%, from fiscal year 2016 to fiscal year 2017. This increase was the result of a R35.1 million increase in employee costs consisting of R14.0 million due to cost of living adjustments, R6.3 million due to headcount movements and staff promotions and an increase of R21.1 million in bonus expenses, offset by declines in share-based payment expense and other employee costs of R2.4 million and R3.9 million, respectively. In addition, restructuring costs of R15.0 million were provided for in respect of restructuring plans implemented by the Europe and Middle East and Australasia segments. Refer to note 19 of the consolidated financial statements for further details on the restructuring plans. A R4.9 million increase in the bad debt provision also contributed to the cost increase. These increases were offset by reductions in travel costs, asset impairments and costs arising from investigating strategic alternatives incurred in fiscal year 2016 without similar costs in 2017, of R7.8 million, R2.4 million and R5.0 million, respectively. Details of the transaction costs arising from investigating strategic alternatives incurred in fiscal year 2016 are described in note 23 of the consolidated financial statements.
Finance Income/(Costs)—Net
Our net finance income was R10.4 million in fiscal year 2017, a decrease of 93.1% compared to net finance income of R150.3 million in fiscal year 2016. Net finance income in fiscal year 2017, included net foreign exchange gains of R1.5 million compared to net foreign exchange gains of R144.0 million in fiscal year 2016. Net foreign exchange gains in fiscal year 2016, included R143.6 million relating to a foreign exchange gain on the IPO proceeds which were maintained in U.S. Dollars during the 2016 fiscal year and were therefore sensitive to R:$ exchange rate movements. This number decreased in 2017 due to the conversion of a portion of the USD IPO proceeds to Rands to facilitate the fiscal 2017 share repurchase transaction further described below.
Finance income relating to cash and cash equivalents increased by R6.8 million, or 92.7%, largely due to R477.6 million from the USD IPO proceeds being converted to Rands during fiscal year 2017. These Rand funds were placed on call until the end of August 2016, when R473.7 million of the funds were utilized to effect the fiscal 2017 share repurchase transaction (Refer to “Item 7B. Related Party Transactions” for details on the specific repurchase from a related party). R5.7 million of interest income was earned while these funds were on call. The IPO proceeds were maintained primarily in U.S. Dollars during the 2016 fiscal year and interest was earned at marginal interest rates.
Finance costs increased by R3.8 million in fiscal year 2017 mainly due to the discounting impact of R3.2 million related to the fiscal 2017 share repurchase transaction (Refer to “Item 7B. Related Party Transactions” for details on the specific repurchase from a related party).
We manage interest as a net cost and, when we have surplus cash available, we prepay our debt facilities when permissible or deposit cash in interest-bearing accounts.
Taxation

		For the year ended March 31,
	2017	2017	2016	% Change
	(In thousands, except for percentages)
Taxation	$1,999	R26,812	R106,920	(74.9%)
Effective tax rate	18.1%	18.1%	36.9%

Taxation expense decreased by R80.1 million, or 74.9%, while our effective tax rate decreased by 18.8% to 18.1% in fiscal year 2017. A reconciliation of our effective tax rate to the South African corporate tax rate of 28% for both fiscal years 2017 and 2016, together with additional information on the section 11D allowances relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited, is presented in note 28 to the consolidated financial statements. The recognition of a deferred tax asset in respect of historical tax losses in the Europe segment of R5.3 million and a R9.7 million benefit from section 11D research and development allowances, reduced the effective tax rate by 10.2%. In fiscal year 2017 the effective tax rate also declined by 10.6% as a result of certain non-taxable foreign exchange movements. In fiscal 2016 non-deductible foreign exchange differences increased the tax rate by 3.2%. Further information is set out in note 28 to the consolidated financial statements. Note that the deferred tax not recognized on assessed losses in fiscal year 2017, as disclosed in note 28 to the consolidated financial statements, relates primarily to the Americas segment.

Results of Operations for Fiscal Year 2016 Compared to Fiscal Year 2015
Revenue

	For the year ended March 31,
	2016	2015	% Change
	(In thousands, except for percentages)
Subscription revenue	R1,158,229	R998,335	16.0%
Hardware sales	221,306	298,680	(25.9%)
Other	85,486	92,365	(7.4%)
	R1,465,021	R1,389,380	5.4%

Our total revenue increased by R75.6 million, or 5.4%, from fiscal year 2015 to fiscal year 2016. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R159.9 million, or 16.0%. Subscription revenue represented 79.1% of our total revenue for fiscal year 2016 compared to 71.9% for the prior year. Our growth in subscription revenue is primarily attributable to an increase in subscribers, which increased by 10.5% from 512,344 at March 31, 2015, to 566,177 at March 31, 2016, and the effect of the weaker South African Rand, which added R63.0 million, or 6.3%, to our subscription revenue as a result of translating the results of our foreign operations to South African Rand at a higher average rate in the 2016 fiscal year (refer to “Factors Affecting our Performance” above). The acquisition of Compass by our Africa segment in November 2014 added R29.0 million, or 2.9%, to our subscription revenue.

Its results were consolidated for the full 2016 fiscal year compared to being included for five months in the 2015 fiscal year. There was no significant fluctuation in our average revenue per user (“ARPU”), on a constant currency basis, across our asset tracking and fleet offerings.

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

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2016	2015	2016	2015
	(In thousands)
	Total Revenue		Subscription Revenue
Africa	R807,907	R709,928	R711,208	R632,809
Europe	161,987	160,249	110,251	87,850
Americas	156,940	166,359	115,413	97,833
Middle East and Australasia	313,927	328,527	202,163	166,243
Brazil	23,129	23,051	18,063	12,682
CSO	1,131	1,266	1,131	918
Total	R1,465,021	R1,389,380	R1,158,229	R998,335
The Africa segment was the main contributor to our revenue growth in fiscal year 2016. In the Africa segment, revenue grew by R98.0 million, or 13.8%, primarily due to an increase in subscription revenue of R78.4 million, or 12.4%. The increase in the segment’s subscription revenue was driven by a 13.6% increase in subscribers in fiscal year 2016, as well as the additional subscription revenue of R29.0 million from the Compass acquisition. Hardware and other revenue also grew by R19.6 million, or 25.4%, due to the roll out of a significant contract in the leasing sector which included the upfront purchase of in-vehicle devices by the customer.
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

Cost of Sales

	For the year ended March 31,
	2016	2015	% Change
	(In thousands, except for percentages)
Cost of sales	R439,305	R449,663	(2.3%)
Gross profit margin	70.0%	67.6%
Gross profit margin - subscription	75.8%	76.2%
Gross profit margin - hardware	54.9%	52.4%
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
Administration and Other Expenses
Administration and other charges (including other income/(expenses)-net) increased by R65.0 million, or 10.5%, from fiscal year 2015 to fiscal year 2016. This increase was the result of a R33.2 million, or 8.7%, increase in employee costs consisting of R29.3 million attributable to the effect of the weaker South African Rand, R9.1 million due to cost of living adjustments, R6.7 million primarily due to the net addition of 58 employees, internal staff promotions and structural changes and a R8.5 million increase in the bonus expense, while a further increase of R4.9 million relates to the inclusion of the Compass acquisition for the full fiscal year 2016. These increases were offset by a reduction of employee costs of R22.7 million as a result of a restructuring exercise undertaken in the third quarter of fiscal year 2015 and a decrease of R2.6 million in the share-based payment expense (refer to note 23 of the consolidated financial statements for further details of the equity-settled and cash-settled share-based payments expenses charged to the income statement).
In addition to the employee cost increase, development cost expenses, communication costs, information technology costs, transaction costs arising from investigating strategic alternatives, travel costs and total asset impairments increased by R10.9 million, R9.8 million, R6.6 million, R5.0 million, R4.0 million and R3.1 million, respectively. For further details on our research and development activities please refer to “4B. Business Overview”. During the year, excess short messaging services costs, in relation to misappropriated sim cards, were incurred. At March 31, 2016 we were in negotiations with the supplier to settle this cost, which has been included in Other provisions in note 19 to the consolidated financial statements. This was the primary reason for the increase in communication costs. Increased software licensing costs were the primary contributor to the increase in information technology costs. Details of the transaction costs arising from investigating strategic alternatives are described in note 23 of the consolidated financial statements. These increases were partially offset by decreases from non-recurring restructuring costs of R11.6 million and litigation costs of R7.9 million relating to the Inthinc Technologies Solutions, Inc. lawsuit (as described in note 23 of the consolidated financial statements) in fiscal year 2015. In addition to the employee costs described in the paragraph above, the Compass acquisition in November 2014 resulted in increased administration costs of R9.0 million due to the inclusion of the costs for the full fiscal year 2016. Included in this increase is R4.8 million in amortization of the brand name and customer relationships identified as part of the purchase price allocation. The impact of the Compass costs have not been included in the variances described above.

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
Taxation

	For the year ended March 31,
	2016	2015	% Change
	(In thousands, except for percentages)
Taxation	R106,920	R81,623	31.0%
Effective tax rate	36.9%	35.4%

Taxation expense increased by R25.3 million, or 31.0%, while our effective tax rate increased by 1.5% to 36.9% in fiscal year 2016. A reconciliation of our effective tax rate to the South African corporate tax rate of 28% for both fiscal years 2016 and 2015, together with additional information on the uncertain tax position relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited, is presented in note 28 to the consolidated financial statements. Note that the deferred tax not recognized on assessed losses in fiscal year 2016, as disclosed in note 28 to the consolidated financial statements, relates primarily to the Americas and Brazil operations. In fiscal year 2016 the effective tax rate also increased as a result of certain non-deductible foreign exchange movements which arise from the Company’s internal loan structures, the financial impact is set out in note 28 to the consolidated financial statements.

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
JOBS Act
The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an EGC. Subject to certain conditions set forth in the JOBS Act, if, as an EGC we choose to rely on such exemptions, we may not be required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation, which would not apply to us in any event so long as we remain a foreign private issuer. These exemptions will apply for a period of five years following our August 2013 IPO or until we no longer meet the requirements of being an EGC, whichever is earlier.
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
We recognize revenue when the amount of revenue can be measured reliably and it is probable that we will receive future economic benefits at the time when specific criteria have been met for each of our activities, as set forth below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
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
In addition to selling directly, we sell indirectly through our network of distributors and dealers. We distribute products to certain small fleet customers and individuals through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with us for the product. The obligation to supply the service rests with us and the credit risk rests with us. The service revenue is recognized when the service is rendered (i.e., on a monthly basis).
We also sell hardware to motor vehicle dealerships for installation into their vehicle trading stock. These dealerships purchase the hardware from us and are considered principals because they obtain title to the hardware and bear the risks and rewards of ownership. The buyer of the vehicle then enters into a service-only contract with us. Revenue is recognized upon sale of the hardware to the dealership and subscription revenue is recognized as the services are provided to the customer.
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
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred. Technology, in-house software and product development costs are capitalized on the basis of costs incurred to acquire and bring them into use. The recognized assets have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. In addition, they are amortized over their estimated useful lives (one to 12 years).
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
Provisions
Provisions are recognized when we have a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value. The increase in the provision due to the passage of time is recognized as an interest expense. Provision for the estimated liability on all products under warranty is made on the basis of claims experience. Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs. Provision for the anticipated costs associated with the restoration of leasehold property is based on our best estimate of those costs required to restore the property to its original condition. Restructuring provisions are recognized when we have developed a detailed formal plan for restructuring and have raised a valid expectation that we will carry out the restructuring. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in administration and other charges in our income statement.
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
Current and Deferred Income Taxes
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
Our interests in subsidiaries include certain loans denominated in foreign currencies which are repayable by agreement of both parties. Realization of such loans will result in taxable foreign exchange differences in accordance with prevailing legislation in South Africa. Although we control the timing of the reversal of these temporary differences, given the volatility of the South African Rand and based on our current assessment, it is considered probable that the temporary difference relating to a loan between us and a South Africa subsidiary will reverse in the foreseeable future. Hence, a deferred tax liability has been recognized in respect of these temporary differences.

We apply judgement when recognizing deferred tax assets in respect of tax losses. Deferred tax assets in respect of tax losses are recognized for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. In determining the level of future taxable profit that will be available, we consider both an entity’s historical profitability and estimates of future profitability and recognize deferred tax for the whole or the part of the temporary difference that is more likely than not to be recovered. Where an entity has incurred historical losses, deferred tax assets are only recognized when the particular entity has shown a reasonable period of starting to return to profitability.
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
Product Development Cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by us are recorded as intangible assets when the criteria in note 2.6 to our consolidated financial statements have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year end.
The useful lives of development costs capitalized are reviewed on an at least an annual basis. The useful life estimates are based on historical experience with similar assets as well as anticipation of future events such as technological changes, which may impact the useful life. The residual values of product development costs are estimated to be zero.
Provision for Impairment of Trade Receivables
The provision for impairment of trade receivables reflects our estimates of losses arising from the failure or inability of our customers to make required payments. The provision is based on the aging of customer accounts, customer creditworthiness and our historical write-off experience. Changes to the allowance may be required if the financial condition of our customers improves or deteriorates. Historically, changes to the estimate of losses have not been material to our financial position and results.
Recent Accounting Pronouncements
There are no IFRS or International Financial Reporting Interpretations Committee, or “IFRIC”, interpretations that are effective for the first time during fiscal year 2017 that had a material impact on our consolidated financial statements.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after the financial year under review and have not been applied in fiscal year 2017. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except for:
IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9, ‘Financial Instruments’, addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39, ‘Financial Instruments: Recognition and Measurement’ with a single model that has only two classification categories: amortized cost and fair value.
The IASB also introduced a new impairment model and also aligned hedge accounting more closely with an entity’s risk management. The standard is effective for accounting periods beginning on or after January 1, 2018 and would therefore be applicable for the first time for the year ended March 31, 2019. Early adoption is permitted.
The most relevant change to us is the requirement to use an expected loss model instead of the incurred loss model which is currently being used when assessing the recoverability of trade and other receivables. The possible impact is to accelerate the timing of impairment loss recognition. Management is yet to assess the likely financial impact and other ancillary impacts that may flow from the standard.
IFRS 15 - Revenue from contracts with customers (effective date: January 1, 2018)
     IFRS 15, ‘Revenue from contracts with customers’, replaces IAS 18, ‘Revenue’, which covers contracts for goods and services and IAS 11, ‘Construction contracts’ which covers construction contracts. It is a single, comprehensive revenue recognition model for all contracts with customers and has the objective of achieving greater consistency in the recognition and presentation of revenue. In terms of the new standard, revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018 and therefore would be applicable for the first time for the year ended March 31, 2019. The standard permits a modified retrospective approach for the adoption (in addition to the full retrospective approach). Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. April 1, 2018), i.e. without restating the comparative period. We will only need to apply the new rules to contracts that are not completed as of the date of initial application. We have not yet selected which transition approach we will apply.

Our assessment of the impact of IFRS 15 is still in progress:

Determining the number of distinct performance obligations in the different types of contracts in which we provide both hardware and the related asset management services is an area of significant judgement and could have a significant financial impact. Management has however determined that contracts in which legal title to the hardware does not transfer to the customer are not leases as defined in IFRS 16, ‘Leases’, because the customer does not have the right to direct how and for what purpose the hardware is used. Accordingly, such contracts are within the scope of IFRS 15.

IFRS 16 - Leases (effective date: January 1, 2019)
IFRS 16, ‘Leases’, issued in January 2016, which replaces IAS 17, ‘Leases’, addresses the recognition, measurement, presentation and disclosure of leases.

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17.

In order to facilitate transition, the standard permits lessees to choose a ‘simplified approach’ that includes certain reliefs related to the measurement of the right-of-use asset and the lease liability, rather than full retrospective application; furthermore, the ‘simplified approach’ does not require a restatement of comparatives. In addition, as a practical expedient, entities are not required to reassess whether a contract is, or contains, a lease at the date of initial application (that is, such contracts are ‘grandfathered’).

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019 and therefore will apply to us for the first time for the year ended March 31, 2020.
We lease land and buildings, office equipment and vehicles which are currently treated as operating leases. IFRS 16 will require these to be capitalized and a lease liability recognized in the statement of financial position, unless the lease term is 12 months or less or the underlying asset has low value.
Management is yet to perform detailed calculations of the likely impact on transition to IFRS 16. If management elects to transition to IFRS 16 on April 1, 2019 using the simplified method, then on transition, the present value of the future lease payments will need to be recognized as a lease liability and a right of use asset will need to be raised. As at March 31, 2017, there are future gross lease payments totaling R40.0 million (undiscounted) that will be paid in the next five years.

5B. LIQUIDITY AND CAPITAL RESOURCES
We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future. Please refer to note 12 to the consolidated financial statements which includes details of the credit worthiness of the financial institutions where cash and cash equivalents are held, as well as the currencies in which cash and cash equivalents were denominated in at March 31, 2017, 2016 and 2015.
The following tables provide a summary of our cash flows for each of the three years ended March 31, 2017, 2016 and 2015:

	Fiscal Year Ended March 31,
	2017	2017	2016	2015
	(In thousands)
Cash generated from operating activities	$24,125	R323,571	R240,434	R217,644
Cash used in investing activities	(21,838)	(292,894)	(249,714)	(189,845)
Cash (used in)/generated from financing activities	(38,739)	(519,576)	(223,229)	7,743
Effects of exchange rate (losses)/gains on cash	(1,158)	(15,530)	165,856	89,234
Net (decrease)/increase in cash and cash equivalents	($37,610)	(R504,429)	(R66,653)	R124,776
In fiscal year 2017, the cash used in financing activities includes share repurchases of R473.7 million and dividends paid of R53.0 million. In fiscal year 2016, the cash used in financing activities includes share repurchases of R123.8 million and dividends paid of R107.2 million.

The Group has minimum liquidity risk due to the recurring nature of its income and the availability of the cash resources set out below:

	Fiscal Year Ended March 31,
	2017	2017	2016
	(In thousands)
Cash and cash equivalents, net of overdrafts	$26,567	R356,333	R860,762
We fund our operations, capital expenditure and acquisitions through cash generated from operating activities, cash on hand and our existing borrowing facilities.
Following the completion of our IPO of ADSs in fiscal year 2014, we discontinued our then policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth. During fiscal year 2016, after a strategic review, the Board decided to reintroduce the Company’s policy of paying regular dividends, which is considered on a quarter-by-quarter basis.
On May 23, 2017, the MiX Telematics Limited Board approved a share repurchase program of up to R270 million under which the Company may repurchase its ordinary shares, including ADSs. We expect this share repurchase program to be funded out of existing cash resources. Refer to “Item 7A. Major Shareholders” for information regarding our share repurchase program.

Operating Activities
Net cash generated from operating activities in fiscal year 2017 increased to R323.6 million from R240.4 million in the prior year, which is primarily attributable to improved cash generated from operations before working capital changes of R22.1 million and positive net working capital changes of R61.2 million. Net cash generated from operating activities during fiscal year 2017 consisted of our operating profit (after excluding non-cash charges) of R345.3 million, a net reduction in working capital investments of R31.8 million, net interest received of R9.1 million and taxes paid of R62.6 million.
Net cash generated from operating activities in fiscal year 2016 increased to R240.4 million from R217.6 million in fiscal year 2015 which is primarily attributable to decreased investments in working capital in fiscal 2016, offset by an increase in taxation paid. Net cash generated from operating activities during fiscal year 2016 consisted of our operating profit (after excluding non-cash charges) of R323.2 million, net investments in working capital of R29.4 million, net interest received of R6.1 million and taxes paid of R59.5 million.
Net cash generated from operating activities in fiscal year 2015 increased to R217.6 million from R203.8 million in fiscal year 2014 which is primarily attributable to a reduction in taxation paid. Net cash generated from operating activities during fiscal year 2015 consisted of our operating profit (after excluding non-cash charges) of R319.4 million, net investments in working capital of R57.4 million, net interest received of R6.8 million and taxes paid of R51.2 million.
Investing Activities
Net cash used in investing activities in fiscal year 2017 increased to R292.9 million from R249.7 million in fiscal year 2016. Net cash used in investing activities during fiscal year 2017 primarily consisted of capital expenditures of R295.5 million. Capital expenditures during the year included purchases of intangible assets of R115.3 million, which included capitalized development costs of R77.0 million as well as computer software, technology, in-house software and other intangibles of R38.2 million, and cash paid to purchase property, plant, and equipment of R180.2 million, which included in-vehicle devices of R169.0 million. In addition to the capital expenditure, net cash used in investing activities also included R1.1 million of deferred consideration paid as a result of fiscal year 2014 acquisitions. These were offset by a net decrease in restricted cash of R3.4 million.
Net cash used in investing activities in fiscal year 2016 increased to R249.7 million from R189.8 million in fiscal year 2015. Net cash used in investing activities during fiscal year 2016 primarily consisted of capital expenditures of R241.9 million. Capital expenditures during the year included capitalized development costs of R59.3 million and cash paid to purchase property, plant, and equipment of R155.6 million, which included in-vehicle devices of R143.1 million. In addition to the capital expenditure, net cash used in investing activities also included R1.4 million of deferred consideration paid as a result of fiscal year 2014 acquisitions and R18.0 million related to the contingent consideration payable in respect of the Compass acquisition in fiscal year 2015. These were offset by a net decrease in restricted cash of R10.9 million.
Net cash used in investing activities in fiscal year 2015 increased to R189.8 million from R133.2 million in fiscal year 2014. Net cash used in investing activities during fiscal year 2015 primarily consisted of capital expenditures of R129.3 million. Capital expenditures during the year included capitalized development costs of R57.7 million and cash paid to purchase property, plant, and equipment of R63.6 million, which included in-vehicle devices of R49.0 million. In addition to the capital expenditure, net cash used in investing activities also included an initial outflow of R40.0 million for the acquisition of the business assets and liabilities of Compass and an outflow of R1.2 million of deferred consideration paid as a result of fiscal year 2014 acquisitions. Restricted cash also included R18.0 million related to the contingent consideration payable in respect of the Compass acquisition, which was held in trust and subsequently paid in May 2015.
Financing Activities
In fiscal year 2017, net cash used in financing activities was R519.6 million. The net cash used in financing activities in fiscal year 2017 included share repurchases of R473.7 million, dividends paid of R53.0 million offset by R7.0 million in proceeds received from the issuance of shares relating to share options exercised under the share option scheme.
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
Credit Facilities
At March 31, 2017, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft) of R356.3 million ($26.6 million) and unutilized borrowing capacity of R69.1 million ($5.1 million) available through our credit facilities.
Our principal sources of credit are our facilities with Standard Bank Limited and Nedbank Limited. We have a R70.0 million overdraft facility and an unutilized vehicle and asset finance facility of R8.5 million with Standard Bank Limited that bear interest at the South African Prime less 1.2%. At March 31, 2017, R19.4 million ($1.5 million) was utilized under the overdraft facility. We use this facility as part of our foreign currency hedging strategy. We draw down on this facility in the applicable foreign currency in order to fix the exchange rate on existing balance sheet foreign currency exposure that we anticipate settling in that foreign currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by the Company and our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by the Company and MiX Telematics International Proprietary Limited.
During fiscal year 2014, we entered into a R10.0 million facility from Nedbank Limited that bears interest at South African Prime less 2%. As at March 31, 2017, the facility was undrawn. We plan to use this facility for working capital purposes in our Africa operations.
Our credit facilities with Standard Bank Limited and Nedbank Limited contain certain restrictive clauses, including without limitation, those limiting our and our guarantor subsidiaries’, as applicable, ability to, among other things, incur indebtedness, incur liens, or sell or acquire assets or businesses.
Please refer to section “Item 5F. Tabular Disclosure of Contractual Obligations”, where the Group’s contractual cash obligations have been disclosed.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For our disclosures in respect of research and development, technology and intellectual property please refer to “Item 4B. Business Overview”.
5D. TREND INFORMATION
Subscription revenue is our largest and fastest growing component of total revenue. The table below sets out subscription revenue and total subscribers for each of the eight quarters in the period ending March 31, 2017.

	For the Quarter Ended,
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
Subscription Revenue (R’000)	321,708	310,695	301,337	306,174	307,095	294,466	284,878	271,790
Subscribers	622,062	605,317	584,994	577,950	566,177	550,765	541,346	523,344
Subscription revenue increased sequentially in each of the quarters presented except for the quarters ending September 30, 2016 and June 30, 2016 where the decline in subscription revenue was as a result of the impact of the Rand strengthening primarily against the British Pound and U.S. Dollar.
Subscription revenue growth is primarily due to increases in the number of total subscribers in each quarter.
Historical trends in profitability may be affected by hardware revenue fluctuations, caused by long sales cycles for our enterprise fleet management solutions and an increasing trend towards fully-bundled subscriptions as opposed to upfront hardware purchases.
In fiscal years 2017, 2016 and 2015, our subscription revenue derived from customers in the oil and gas industry was in excess of 20% of subscription revenue and represents our single biggest vertical amongst our enterprise fleet management customers. Our oil and gas customers are primarily in our Americas segment and Middle East and Australasia region. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices affect our customers’ spending habits. While we have seen subscriber growth in this market vertical in the second half of fiscal 2017, prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, has had and could in future have a negative impact on our net subscriber growth and hardware revenue from this vertical.

5E. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities which are not consolidated.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual cash obligations at the end of fiscal year 2017 are summarized in the following table:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	40,036	17,561	22,475	—	—
Approved and committed capital commitments	74,800	74,800	—	—	—
Outstanding purchase obligations	84,520	82,952	1,568	—	—
Data center commitments	2,524	2,524	—	—	—
Total	R201,880	R177,837	R24,043	—	—
Total contractual obligations as of March 31, 2017, were R201.9 million ($15.1 million). As at May 25, 2017, we entered into a termination agreement with a supplier, which subsequently resulted in a R15.9 million reduction in the March 31, 2017 outstanding purchase obligations shown in the table above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
The names of the senior management and directors of MiX Telematics Limited, their ages at June 30, 2017, and their positions, are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa, 1685.

Name	Age	Position

Senior Management
Stefan Joselowitz	58	President and Chief Executive Officer / Director
Paul Dell	35	Interim Chief Financial Officer / Director
Charles Tasker	53	Chief Operating Officer / Director
Catherine Lewis	42	Executive Vice President — Technology
Gert Pretorius	49	Executive Vice President — Africa

Non-Executive Directors
Robin Frew	57	Chairman
Enos Banda	51	Director
Richard Bruyns	64	Director
Christopher Ewing	68	Director
Ian Jacobs	40	Director
Anthony Welton	69	Director
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
Paul Dell has served as the Interim Chief Financial Officer and as a member of our Board of Directors since February 2017. Prior to his appointment to this position, he was our Group Financial Controller since September 2012 and before that he served as Group Financial Manager from July 2010 when he joined the Group. From October 2007 to June 2010, Paul Dell served as Group Internal Audit Manager then Group Accountant at Batemen Engineering, an international project management business based in South Africa. He was previously employed by PricewaterhouseCoopers Inc. from November 2003 to September 2007, during which time he completed two secondments to the United States. He is a registered chartered accountant in South Africa.
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
Catherine Lewis, our Executive Vice President for Technology, joined the business formerly known as OmniBridge in May 2001 and in November 2013 was promoted to Managing Director of MiX’s Central Services Organisation. Catherine Lewis is the custodian of the MiX Telematics brand and is responsible for product development and manufacturing, the hosting and operations of the MiX SaaS platform, fleet marketing and product management, technical support and associated services, Catherine Lewis holds a Business Science degree with Honors in Information Systems from the University of Cape Town.
Gert Pretorius has served as the managing director of MiX Africa since October 2016. Prior to this he was the Executive Vice President for Information Systems since June 2014 and was responsible for our information technology and business systems. He served as the Executive responsible for Africa Fleet Solutions from January 2012 to June 2014. Gert Pretorius has served in various other senior sales and operations roles at MiX before being appointed Chief Operating Officer for MiX Africa in 2010. Previously, Gert Pretorius served as Operations Manager for OmniBridge. From 1998 until joining OmniBridge, Gert Pretorius held senior executive roles at fleet management companies including Super Group and Daimler Fleet Management and in the security industry at Coin Security Group.
Directors
Robin Frew has served as a member of our Board of Directors since November 1997 and was appointed Chairman of the Board of Directors in October 2016. He is also a member of our Nominations and Remuneration Committee and has served as the chief executive officer of Masalini Capital Proprietary Limited, a private investment partnership, since 2002.
Richard Bruyns served as the Chairman of our Board of Directors from October 2007 until October 2016 and is currently our lead independent non-executive director. Richard Bruyns is a member of our Audit and Risk Committee, the chairman of our Nominations and Remuneration Committee and is also a member of our Social and Ethics Committee. Richard Bruyns also currently serves as chairman and independent non-executive director on the board of directors of the Constantia Insurance Group.
Enos Banda has served as a member of our Board of Directors since May 2013. Enos Banda is also a member of our Audit and Risk Committee. Enos Banda is the chief executive officer of African Phoenix Investments Limited, a JSE listed investment holding company and has served as a non-executive director of Super Group Limited since July 2011. Furthermore, Enos Banda has sat on a number of boards of listed and unlisted international and South African companies including serving as chairman of Gold Reef Resorts Limited, which merged with Tsogo Sun, from July 2009 to February 2011. Enos Banda has served as chairman of the South African National Electricity Regulator and chairman of the Municipal Infrastructure Investment Unit of the South African Government. Enos Banda was country head for global bank Credit Suisse First Boston and later, head of sub-Saharan Africa for HSBC Corporate and Investment Bank. Enos Banda has practiced law in both the United States and in South Africa. Enos Banda is a member of the New York law bar and an Advocate of the Supreme Court of South Africa. Enos Banda is a Senior Associate and Faculty Member of the University of Cambridge Institute on Sustainability Leadership. He is also the founder of Freetel Capital, a private investment company with interests in various sectors.
Christopher Ewing has served as a member of our Board of Directors since January 2012. Christopher Ewing is chairman of the Social and Ethics Committee and also serves as a member of our Audit and Risk Committee. In 2014, Christopher Ewing became chairman of DLA Piper Africa, responsible for the relationships which the firm holds with its partner firms across Africa. Christopher Ewing has practiced corporate law for more than 30 years and has specialized in mergers and acquisitions. He also serves as chairman of the Better Life Group Limited, a public company, and is furthermore also a member of the South African Takeover Regulation Panel (a regulatory body established in terms of the South African Companies Act).
Ian Jacobs was elected as a member of our Board of Directors in June 2016, and serves as a member of our Nominations and Remuneration Committee. Ian Jacobs graduated from Yeshiva University, New York in 1997. He worked as a research analyst focused on small capitalization companies from 1997 to 2002 at Schroders, Sidoti & Co. and Goldman Sachs & Co., respectively. In 2003, after graduating from Columbia Business School, New York, Ian Jacobs joined Berkshire Hathaway Inc. where he worked on investment research and other projects as directed by the chairman/CEO. In 2009, Ian Jacobs left Berkshire Hathaway Inc. and founded 402 Capital LLC, a concentrated value focused manager that invests in businesses with structural competitive advantage. Ian Jacobs is currently on the board of Spark Networks, Inc., where he is the chairman of its compensation committee and a member of its nominating committee.
Anthony Welton has served as a member of our Board of Directors since February 2008. Anthony Welton serves as chairman of the Audit and Risk Committee, and is a member of our Social and Ethics Committee. Anthony Welton’s career as a financial director of JSE listed companies spanned the years from 1986 to 2009.

6B. COMPENSATION
Compensation of Directors and Executive Officers
Non-Executive Director Compensation
Fees payable to non-executive directors are proposed and reviewed biennially by our Nominations and Remuneration Committee and recommended to our Board of Directors, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. At the annual meeting of shareholders held on September 16, 2015, our shareholders approved non-executive director fees for a period of two years from the passing of the resolution (i.e. September 16, 2015) or until its renewal, whichever is the earliest. These fees are set out below:

Annual Fee
Description	(In thousands)
Directors’ fee	R300
Audit and Risk Committee member *	170
Nominations and Remuneration Committee member *	70
Social and Ethics Committee member *	55
Chairman of the Board *	360
Chairman of the Audit and Risk Committee **	225
Chairman of the Nominations and Remuneration Committee **	105
Chairman of the Social and Ethics Committee **	100
*    In addition to the directors’ fee
**     Includes committee membership fee
Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or long-term incentive plans. We do not set aside or accrue any amounts to provide pension, retirements or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2017 was R3.5 million (2016: R3.3 million).
The following table sets forth the amounts paid to our non-executive directors for fiscal year 2017.

	Fiscal Year ended March 31,
	2017	2017
Non-Executive Directors	(In thousands)
Richard Bruyns	$59	794
Enos Banda	35	470
Christopher Ewing	42	570
Robin Frew (1)	42	566
Ian Jacobs (2)	21	277
Mark Lamberti (1) (3)	9	115
Anthony Welton	48	650
George Nakos (3)	—	—
Sub-total	257	3,442
Value-added tax (1)	7	95
Total	$264	R3,537

(1)	Value-added tax included as part of invoice received. Directors’ fees shown exclude value-added tax.

(2)	Appointed as director from June 1, 2016.

(3)
On June 15, 2016, Mark Lamberti tendered his resignation as non-executive director and George Nakos tendered his resignation as alternate non-executive director to Mark Lamberti with effect from and subject to the fulfilment of the conditions precedent pursuant to the specific repurchase of shares from Imperial Corporate Services. See “Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party”, which sets forth details of the specific repurchase of shares concluded during fiscal 2017. These resignations were effective from August 18, 2016.

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

•
total incentive-based rewards are earned through the achievement of demanding growth and return targets consistent with shareholder interests over the short, medium and long-term, performance measures and targets are structured to operate soundly throughout the business cycle; and

•	the design of long-term incentive plans is prudent and does not expose shareholders to unreasonable financial risk.
Executive compensation is comprised of the following four principal elements:

•	basic salary and living and travel allowances;

•	bi-annual incentive bonuses;

•	share incentive plans; and

•	retirement and other benefits including group life and health insurance.
The aggregate compensation, including benefits in kind, for our executive directors and other senior management for fiscal year 2017, was approximately R30.0 million.
The following table sets forth the amounts paid to our executive committee members for fiscal year 2017.

	Fiscal Year ended March 31, 2017
	Salary and Allowances (2)	Other Benefits (3)	Retirement Benefits	Performance Bonuses (4)	Total
Executives (1)	(In thousands)
Stefan Joselowitz (5)	R7,219	—	—	R3,404	R10,623
Megan Pydigadu (7)	2,101	98	80	1,206	3,485
Charles Tasker	3,612	178	256	1,511	5,557
Brendan Horan (8)	1,215	63	47	1,456	2,781
Paul Dell(6)	275	14	11	—	300
Gert Pretorius	2,096	129	335	1,147	3,707
Catherine Lewis	2,328	—	144	1,099	3,571
Total	R18,846	R482	R873	R9,823	R30,024

(1)	Each of the listed executives is party to an employment contract with us as described in “Executive Employment Contracts”.

(2)	Allowances include cost of living and travel allowances.

(3)	Other benefits represent group life and health insurance.

(4)	Performance bonuses are based on actual amounts paid during the financial year.

(5)	Individual paid in U.S. Dollars. The amounts paid to individuals in U.S. Dollars have been translated into South African Rand at the exchange rate applicable at the time of payment.

(6)	Appointed as Interim Chief Financial Officer and director of the Company from February 9, 2017.

(7)	Resigned with effect from February 9, 2017.

(8)	Resigned with effect from September 30, 2016.

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
Equity Incentive Plans
The Group has issued share options under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), to directors and certain key employees within the Group. Since the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution on September 17, 2014, no further awards have or will be made in terms of the TeliMatrix Group Executive Incentive Scheme.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares or share appreciation rights (“SARs”). To date only SARs have been issued under the LTIP.
As at March 31, 2017, executive committee members have been issued equity incentives under the TeliMatrix Group Executive Incentive Scheme and under the LTIP.
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
Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2017, options to purchase 14,612,500 of our ordinary shares with a weighted average exercise price of R2.66 per share were outstanding, and options for the purchase of 8,825,000 such shares were fully vested.
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
The value of the difference between the exercise and grant price of the SARs may be settled at the Company’s option, by the Company by delivering shares or by settling the value in cash.  Because the Company intends to settle the SARs by delivering shares and has not established a past practice of settling in cash, the SARs are classified as equity-settled share-based payment awards.
The following table sets forth the outstanding stock-based compensation benefits (share options and SARs) for executives at March 31, 2017.

Share options	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s
Stefan Joselowitz (1)	—	2,500	—	2,500
Charles Tasker (1)	2,000	2,000	1,500	5,500
Gert Pretorius	750	1,500	1,000	3,250
Catherine Lewis	—	1,500	1,000	2,500
	2,750	7,500	3,500	13,750
Option strike price (cents per share)	154	246	411
JSE share price on grant date (cents per share)	160	300	411
Expiry date	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions
Share price of (Rand)	n/a	n/a	n/a
Minimum shareholder return of	10%	10%	10%

SARs	August 31, 2015 000s	May 30, 2016 000s	November 24, 2016 000s	Total 000s
Stefan Joselowitz (1)	1,000	1,000	—	2,000
Charles Tasker (1)	750	750	875	2,375
Paul Dell (2)	200	200	875	1,275
Gert Pretorius	500	500	875	1,875
Catherine Lewis	500	500	875	1,875
	2,950	2,950	3,500	9,400
JSE share price on grant date (cents per share)	319	289	328
Expiry date	August 31, 2021	May 30, 2022	November 24, 2022
Performance conditions
Share price of (Rand)	n/a	n/a	n/a
Minimum shareholder return of	10%	10%	10%
(1)    Executive director at March 31, 2017 and March 31, 2016.
(2)    Appointed as executive committee member with effect from February 1, 2017 and executive director with effect from February 9, 2017.

In respect of Howard Scott and Riette Botha who retired on May 31, 2015 and T Buzer who retired on March 31, 2014, the Board had resolved, as permitted by the share plan rules, that the options not exercised by these executives prior to the retirement date could be exercised upon vesting before the expiry date of the option.
No options were held by retired executives as at March 31, 2017.

Retirement Benefits
It is our policy to provide retirement benefits to all our South African, United Kingdom, United States, Brazilian, Romanian and Australian employees.
All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the U.K. plan is subject to the United Kingdom Pensions Act of 2011 (Commencement No. 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social (“RGPS”) and a private social contribution plan called Regime de Previdência Complementar (“RPC”), which is optional. In Romania there is a mandatory social security contribution paid to the State Budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015). For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered.
The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2017, 2016 and 2015, we contributed an aggregate of R29.4 million, R27.1 million and R20.0 million respectively, in respect of the retirement benefits.
Life Insurance
We offer group life insurance coverage up to seven times the basic annual salary for a number of employees and temporary absence cover for eligible employees who are long-term absentees for up to age 65 if the absence is due to illness or injury for up to three years if the absence is due to any other reason.
Health Care
We offer health care insurance for certain employees and their dependents. The health plan provides coverage for in-patient, day-patient and out-patient treatments and employees have the option of adding certain enhancements, such as additional hospital, dental and optical cover, to their plans.
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
Executive Employment Contracts
Our executive employment contracts continue indefinitely until terminated by either party and provide for the following:

•
Executives are eligible to receive, in addition to their annual cost to company salary package, an annual performance bonus that will be paid out on a semi-annual basis. The amount of the annual bonus varies from year to year and is determined by our Nominations and Remuneration Committee. Executives are entitled to participate in our equity incentive plans, and are provided with a mobile phone for business use. Certain broadband costs are also paid by us.

•
Employment may be terminated at any time if executives are found guilty of misconduct or have committed a breach of a material obligation under the employment agreement. Contracts may also be terminated if executives consistently perform poorly, are incompatible with our culture or become incapacitated and unable to perform.

•	The inclusion of confidentiality, assignment of inventions and restraint of trade agreements.

The annual cost to company salary package of our executives is as follows:

•	Stefan Joselowitz. Stefan Joselowitz is paid an annual cost to company salary package of $526,425.

•	Paul Dell. Paul Dell is paid an annual cost to company salary package of R2,000,000 ($149,116).

•	Charles Tasker. Charles Tasker is paid an annual cost to company salary package of $415,000.

•	Gert Pretorius. Gert Pretorius is paid an annual cost to company salary package of R2,822,250 ($210,421).

•	Catherine Lewis. Catherine Lewis is paid an annual cost to company salary package of R2,822,035 ($210,405).
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

Non-Executive Director	Initial appointment to the Board of Directors	Year Current Term Expires

Richard Bruyns	August 2007	2018
Enos Banda	May 2013	2019
Christopher Ewing	January 2012	2017*
Robin Frew	January 1996	2019
Anthony Welton	February 2008	2017*
Ian Jacobs (1)	June 2016	2018

Executive Director
Stefan Joselowitz	January 1996	Indefinite
Paul Dell (2)	February 2017	Indefinite
Charles Tasker	August 2007	Indefinite

*	Proposed re-election to be approved by shareholders at our annual general meeting on September 20, 2017.
(1)	Appointed to the board with effect from June 1, 2016. Appointment confirmed by shareholders at our annual general meeting held on September 14, 2016.
(2)	Appointed to the board with effect from February 9, 2017. Appointment to be confirmed by shareholders at our annual general meeting on September 20, 2017.
Refer to “Item 6B. Compensation – Executive Employment Contracts” for further details in respect of the termination of Executive Director contracts. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
Directors are appointed on the basis of skill, experience and their contribution and impact on the Group’s activities. MiX recognizes and embraces the benefits of having a diverse Board, and sees increasing diversity at Board level as an essential element in maintaining a competitive advantage. A truly diverse Board will include and make good use of differences in the skills, regional and industry experience, background, race, gender and other distinctions between directors. Apart from the statutory requirements relating to eligibility and qualification, no additional eligibility requirements or qualifications are stipulated in our Memorandum of Incorporation. In accordance with its annual meeting plan, our Board of Directors meets at least quarterly.
Our Board of Directors has established committees to assist in the execution of its responsibilities. Each committee operates in accordance with an approved charter and the performance of each committee is reviewed annually by our Board of Directors. The following is a brief description of each of the committees and their respective duties:

Audit and Risk Committee
Our Audit and Risk Committee assists our Board of Directors in matters relating to internal controls, financial reporting, external audit, internal audit, risk management and regulatory compliance. The Audit and Risk Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE. Our Audit and Risk Committee’s responsibilities include:

•	reviewing internal control systems developed by management;

•	reviewing internal controls over financial reporting, which include disclosure controls and procedures;

•	evaluation of the effectiveness of the internal control frameworks and reviewing whether recommendations made by the external and internal auditors and advisers have been implemented;

•	considering the security of our computer systems and evaluating contingency plans in the event of systems breakdowns and disasters;

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
Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. Since our listing on the NYSE our Audit and Risk Committee has been comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE Listings Requirements. A representative from the outsourced internal audit function and the external auditors attend meetings. The Interim Chief Financial Officer and the Chief Executive Officer attend all meetings. The Chairman of our Social and Ethics Committee is also a member of the Audit and Risk Committee. The committee meets at least six times a year, with two meetings a year focused on risk management. The current members of our Audit and Risk Committee are Enos Banda, Richard Bruyns, Christopher Ewing and Anthony Welton (chairman). Anthony Welton is our audit committee financial expert as defined by SEC rules.
Nominations and Remuneration Committee
This committee is responsible for:

•	attending to the remuneration and benefits of senior executives and executive directors;

•	advising on non-executive directors’ fees and fees for those directors who are members of Board committees, which are approved by shareholders at the annual general meeting;

•	advising on senior executive and executive director appointments;

•	reviewing succession planning at the executive level;

•	confirming the share incentive plan and the allocation of awards under the plan; and

•	selecting and recommending candidates for appointment to our Board of Directors.
The committee meets at least four times a year. The current members of our Nominations and Remuneration Committee are Richard Bruyns (chairman), Robin Frew and Ian Jacobs. Our Nominations and Remuneration Committee is composed solely of independent directors within the meaning of SEC and NYSE rules of independence.

Social and Ethics Committee
In accordance with the Companies Act, we established this committee in fiscal year 2012. Our Social and Ethics Committee monitors our activities, particularly with respect to any relevant legislation, other legal requirements or prevailing codes of best practice, regarding matters relating to:

•
social and economic development, including our standing in terms of the goals and purposes of: (a) the ten principles set out in the United Nations Global Compact Principles; (b) the Organization for Economic Cooperation and Development recommendations regarding corruption; (c) the South African Employment Equity Act; and (d) the B-BBEE Act;

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

 The Chief Executive Officer and Interim Chief Financial Officer are invited to attend all meetings. The committee meets at least three times a year. The members of our Social and Ethics Committee at March 31, 2017, were Richard Bruyns, Christopher Ewing (chairman) and Anthony Welton.
Executive Committee
We have also established an Executive Committee that is responsible for devising our strategy for recommendation to our Board of Directors and to implement the strategies and policies approved by our Board of Directors. Our Executive Committee is also responsible for our day-to-day business and affairs. The current members of our Executive Committee are Stefan Joselowitz, Charles Tasker, Gert Pretorius, Paul Dell and Catherine Lewis.
6D. EMPLOYEES
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2017	2016	2015
South Africa	833	866	826
United States	51	62	59
United Kingdom	56	49	49
United Arab Emirates	47	52	60
Australia	36	37	43
Brazil	17	14	15
Uganda	5	5	2
Romania	10	3	1
Thailand	1	1	1
Total	1,056	1,089	1,056

Full-time	1,032	1,067	1,002
Part-time	24	22	54
Total	1,056	1,089	1,056

6E. SHARE OWNERSHIP
The table below sets forth information with respect to the beneficial ownership of our shares as of June 30, 2017, by each of our directors and executive officers. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of June 30, 2017, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 558,498,901 ordinary shares outstanding at June 30, 2017 (excludes 40,000,000 treasury shares held by MiX Investments Proprietary Limited, a wholly owned subsidiary of the Company and 5,015,660 treasury shares held by the Company).

	June 30, 2017
	Number of ordinary shares beneficially owned (’000)	Percentage of beneficial ownership
Non-executive
Richard Bruyns (1)	3,697	*
Enos Banda	—	—
Christopher Ewing	—	—
Robin Frew (2)	61,210	11.0%
Anthony Welton (3)	—	—
Ian Jacobs (4)	241	*
Executive
Stefan Joselowitz (5)	28,217	5.1%
Charles Tasker (6)	4,775	0.9%
Gert Pretorius (7)	2,160	*
Catherine Lewis (8)	2,900	*
Paul Dell (9)	1	*
All directors and executive officers as a group (11)	103,201	18.5%
*    Less than 1%.

(1)
Includes 3,696,563 ordinary shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Richard Bruyns.

(2)
Includes 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited and 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster. Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew. Excludes 7,911,040 ordinary shares held by Thynk Capital Proprietary Limited (“Thynk”), as to which Robin Frew disclaims beneficial ownership. Thynk is owned in equal parts by three individuals, Robin Frew, Neil Macdonald and Robert Ferguson. Voting and investment power over such shares is exercised by the directors of Thynk, Robin Frew and Neil Macdonald, subject to ultimate control by the owners of Thynk. Excludes 70,261,440 ordinary shares held the GAF Family Trust, as to which Robin Frew disclaims beneficial ownership as he is a discretionary beneficiary but not a trustee.

(3)	Excludes 235,000 ordinary shares owned by Anthony Welton’s spouse, as to which he disclaims beneficial ownership.

(4)
Includes 7,628 ADSs translating to 190,700 ordinary shares held by Ian Jacobs directly. Ian Jacobs disclaims beneficial ownership with respect to any shares other than the shares owned directly and of record by Ian Jacobs.

(5)
Includes options to purchase 1,875,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2017, provided that the performance conditions in respect of minimum shareholder return have been met.

(6)
Includes 900,000 ordinary shares, previously owned by The Keighly Trust, a family trust of which Charles Tasker was a trustee and which transferred the ordinary shares to Charles Tasker on February 27, 2017, and options to purchase 3,500,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2017, provided that the performance conditions in respect of minimum shareholder return have been met. The balance of the shares previously held by the trust were transferred to his spouse, to which Charles Tasker disclaims beneficial ownership.

(7)
Includes options to purchase 1,875,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2017, provided that the performance conditions in respect of minimum shareholder return have been met.

(8)
Includes options to purchase 1,125,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2017, provided that the performance conditions in respect of minimum shareholder return have been met.

(10)    Appointed as Group executive committee member from February 1, 2017.

(11)
Includes options to purchase 9,250,000 ordinary shares that are currently or will be exercisable within 60 days after June 30, 2017, provided that the performance conditions in respect of minimum shareholder return have been met.

Refer to “Item 6B. Compensation”, which sets forth details of the share incentive plan and the outstanding stock-based compensation benefits held by executives at March 31, 2017.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of June 30, 2017, our issued share capital consisted of 603,514,561 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation ; or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The following table sets forth, as of June 30, 2017, certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name of beneficial owner (1)	Total shareholding	% of shares in issue (2)
GAF Trust (3)	70,261,440	11.6%
Masalini Capital Proprietary Limited (4)	60,410,880	10.0%
MiX Telematics Investments Proprietary Limited (5)	40,000,000	6.6%

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	The percentages shown are based on 603,514,561 ordinary shares issued and outstanding as of June 30, 2017.

(3)
Liane Frew, an immediate family member of Robin Frew, is one of three trustees of the GAF Trust. The other trustees of the GAF Trust are Michael Bloom and David Nathan. Voting and investment power over the ordinary shares held by the GAF Trust is exercised by the majority consent of the trustees.

(4)
Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster.

(5)	40,000,000 treasury shares are held by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group.
As of June 30, 2017, we had 1,476 holders of record of our ordinary shares. This includes seven holders of record in the United States, who held approximately 55.6% of our total issued shares in the form of either ordinary shares or ADSs. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.
Share buy back

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million under which the Company may repurchase its ordinary shares, including ADSs. The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market prices of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

The repurchase program will extend from May 29, 2017 unless and until discontinued by the Directors or the date when the R270 million limit is exhausted. See note 35 to our consolidated financial statements for further details about the share repurchase program.
Significant Changes in the Ownership of Major Shareholders

Fiscal year 2017

Specific Repurchase of Shares from Related Party

On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited (“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.18) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $35.3 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No.71 of 2008 , at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.
Fiscal year 2016
On September 11, 2015, the MiX Telematics Board approved a share repurchase program under which we could repurchase up to 40,000,000 of our ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million (at an average price of R3.09 per share). Refer to “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on shares purchased by MiX Telematics Investments Proprietary Limited.
Fiscal year 2015
None.

7B. RELATED PARTY TRANSACTIONS
The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2017. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.
TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited)
In November 2007, we entered into a lease agreement with TPF Investments Proprietary Limited (“TPF Investments”) for our Midrand, South Africa, office. Robin Frew, a non-executive director, is a director on the board of TPF Investments. The GAF Trust, of which an immediate family member of Robin Frew’s is a trustee, owns all the equity interests in TPF Investments. From April 1, 2017, through May 31, 2017, and for fiscal year 2017, we paid Thynk R1.2 million ($87,364) and R5.3 million ($0.4 million), respectively.

Imperial Group Limited
Prior to the specific repurchase of shares from Imperial Corporate Services, Imperial Group Limited beneficially owned 200,828,260 of our outstanding shares and Mark Lamberti, the Chief Executive Officer of Imperial Group Limited, was one of our non-executive directors. On June 15, 2016, Mark Lamberti, as well as George Nakos (non-executive alternate director to Mark Lamberti) tendered their resignations as non-executive director and alternate director, respectively, with effect from and subject to the fulfilment of the conditions precedent pursuant to the specific repurchase of shares from Imperial Corporate Services. At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No.71 of 2008 , at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. See “Item 7A. Major Shareholders — Specific Repurchase of Shares from Related Party”, which sets forth details of the specific repurchase.
Imperial Group Limited distributes our products through its motor vehicle dealership and car rental distribution channels and provides director and certain technology consulting services. For the period from April 1, 2016 through August 1, 2016, we paid Imperial Group Limited through certain of its subsidiaries R5.9 million ($0.4 million), as commissions for sales made by its subsidiaries acting in their capacity as a distributor and a supplier of certain technology consulting services. We recorded revenue of R22.3 million ($1.7 million), for the period from April 1, 2016, through August 1, 2016, for sales of our products and services to Imperial Group Limited’s subsidiaries, in the ordinary course of business.

7C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The consolidated financial statements are attached hereto within “Item 19. Exhibits”.
Legal proceedings
Refer to “Item 4B. Business overview” for information regarding our legal proceedings.

Dividend policy
Following the completion of our initial public offering of ADSs in fiscal year 2014, we discontinued our policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

During fiscal year 2016, the board of directors reintroduced the Company’s policy of paying regular dividends. Dividend payments are currently considered on a quarter-by-quarter basis.

8B. SIGNIFICANT CHANGES
See note 35 in the notes to the consolidated financial statements attached to this Annual Report in “Item 19. Exhibits” for discussion of subsequent events.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS
Our ordinary shares are traded on the JSE under the symbol “MIX” and our ADSs are traded on the NYSE under the symbol “MIXT”. The tables below show the high and low closing prices in South African Rand for our ordinary shares on the JSE and the high and low closing prices in U.S. Dollar for our ADSs on the NYSE for the periods indicated:

	JSE (“MIX”)		Average daily trading volume (1)
	High	Low
	(in South African Rand)		(in shares)
Fiscal year ended March 31,
2017	4.25	2.25	456,282
2016	3.90	2.10	250,250
2015	4.75	2.67	310,704
2014	6.50	3.10	323,455
2013	4.00	1.65	135,384
2012	1.75	1.20	171,993
Fiscal quarter ended
March 31, 2017	4.25	3.23	391,882
December 31, 2016	3.70	3.10	139,680
September 30, 2016	3.52	2.60	821,816
June 30, 2016	3.10	2.25	460,997
March 31, 2016	2.80	2.10	164,873
December 31, 2015	3.15	2.69	292,703
September 30, 2015	3.85	2.85	370,208
June 30, 2015	3.90	3.19	163,812
Month
June 2017	4.15	3.45	823,356
May 2017	3.46	2.92	301,071
April 2017	3.45	3.24	134,090
March 2017	3.75	3.23	114,405
February 2017	4.25	3.54	661,004
January 2017	3.84	3.25	426,265

Source:	JSE

	NYSE (“MIXT”)		Average daily trading volume (1)
	High	Low
	(in U.S. Dollars)		(in ADSs)
Fiscal year ended March 31,
2017	8.02	3.79	46,321
2016	8.13	3.40	36,616
2015	11.70	5.49	39,273
2014 (from August 9, 2013)	18.12	10.29	100,382
Fiscal quarter ended
March 31, 2017	8.02	6.30	98,913
December 31, 2016	6.74	5.74	27,948
September 30, 2016	6.39	4.52	28,833
June 30, 2016	5.18	3.79	30,946
March 31, 2016	4.41	3.40	32,685
December 31, 2015	5.88	4.21	27,711
September 30, 2015	7.74	4.94	53,148
June 30, 2015	8.13	6.62	32,675
Month
June 2017	8.25	6.74	65,347
May 2017	6.92	5.72	66,029
April 2017	6.46	6.10	46,345
March 2017	7.09	6.30	46,647
February 2017	8.02	7.00	129,730
January 2017	7.35	6.30	129,744

Source:	NYSE

(1)	Calculated based on the total volume traded over the number of trading days during the respective period.
On June 30, 2017, the closing price of our ordinary shares on the JSE was R4.01 per ordinary share and the closing price of our ADSs on the NYSE was $7.88.
9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
The principal market for the ordinary shares of MiX Telematics Limited is the JSE and are traded under the symbol “MIX”. The Company’s ADSs are listed on the NYSE and are traded under the symbol “MIXT”. The Bank of New York Mellon serves as depositary with respect to the ADSs.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.

9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
Information regarding MiX Telematics Limited’s Memorandum of Incorporation, as amended, is hereby incorporated by reference to our annual report on Form 20-F as filed with the Securities and Exchange Commission on July 30, 2014 (File No. 001-36027).

10C. MATERIAL CONTRACTS
The following sets forth a summary of our material contracts other than those entered into in the ordinary course of business:
Lease Agreement

•	Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto (Exhibit number 4.3)
Refer to “Item 7B. Related Party Transactions –TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited)” for a summary of this agreement.

Employment Contracts

•	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008 (Exhibit number 4.4)

•	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009, between the Company and Megan Pydigadu (Exhibit number 4.5)

•	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Brendan Patrick Horan (Exhibit number 4.6)

•	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan (Exhibit number 4.7)

•	Standard Terms and Conditions of Employment, effective October 1, 2016, between the Company and Gert Pretorius (Exhibit number 4.8)

•	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius (Exhibit number 4.9)

•	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis (Exhibit number 4.14)

•	Executive Employment Agreement entered into between the Company and Paul Dell, dated February 22, 2017 (Exhibit number 4.17)

•	Restraint of Trade entered into between the Company and Paul Dell, dated February 22, 2017 (Exhibit number 4.18)

•	Updated Terms and Conditions of Employment, effective April 1, 2017, between the Company and Charles Tasker (Exhibit number 4.19)
Refer to “Item 6B. Compensation – Compensation of Directors and Executive Officers – Executive Employment Contracts” for a summary of the above agreements.

Banking Facility Letters

•Facility Letter, dated February 25, 2013, between The Standard Bank of South Africa Limited and the Company (Exhibit number 4.10)
Refer to “Item 5B. Liquidity and Capital Resources” for a summary of this agreement.

•	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited (Exhibit number 4.11)

Refer to “Item 5B. Liquidity and Capital Resources” for a summary of this agreement.

Network Services Agreement

•
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited (“MTN”) and MiX Telematics Africa Proprietary Limited (“MiX Africa”), as amended by Addendum effective July 10, 2012 (Exhibit number 4.12)

On July 10, 2012, MiX Africa, a wholly-owned subsidiary of the Company, entered into an amended agreement for MTN to supply cellular telephony network services to MiX Africa. Under the terms of the agreement, MTN will use its cellular network to transmit data from our customers’ in-vehicle devices to the Company’s data centers to position, track and/or recover vehicles.
Under the terms of the agreement, MTN is entitled to claw back payments from MiX Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R48.4 million at March 31, 2017. Portions of this agreement have been granted confidential treatment.
Recovery Services Agreement

•
Agreement, effective September 2, 2005, between Matrix Vehicle Tracking Proprietary Limited, now MiX Telematics Africa Proprietary Limited (“MiX Africa”) and Super Group Trading Proprietary Limited (“Super Group”) (Exhibit number 4.13)

Effective September 2, 2005, MiX Africa entered into an agreement with Super Group for vehicle recovery services in respect of stolen vehicles fitted with MiX Africa tracking devices. These services are rendered in South Africa.
The agreement stipulates that it will continue indefinitely until terminated by either party upon 365 days’ written notice to the other party.
Under the terms of the agreement MiX Africa receives a monthly invoice which consists of a fixed monthly cost as well as additional variable charges in respect of actual vehicle recovery services performed by Super Group. Portions of this agreement have been granted confidential treatment.
Share Repurchase Agreement with Related Party

•	Share Repurchase Agreement, dated 29 April 2016, between Imperial Holdings Limited, Imperial Corporate Services Proprietary Limited and MiX Telematics Limited (Exhibit number 4.15)
Refer to note 13 of the consolidated financial statements for a summary of this agreement.

Web Services Agreement

•
AWS Customer Agreement, effective October 1, 2014, between Amazon Web Services, Inc. (“AWS”) and MiX Telematics International Proprietary Limited (“MiX International”)(Exhibit number 4.20). Augmented by the AWS Enterprise Discount Program Addendum entered into between AWS and MiX International, effective April 1, 2017 (Exhibit number 4.21)

On April 1, 2017, MiX International, a wholly-owned subsidiary of the Company, entered into an amended agreement for AWS to provide managed infrastructure and hosting services to the MiX Group. Under the terms of the agreement, AWS will, inter alia, ultimately host the majority of the MiX Group’s SaaS platform, underlying software and data.
The addendum is effective for a period of 3 years, until March 31, 2020.
Under the terms of the addendum a minimum annual commitment applies. If payments made by MiX International in a contract year are less than the annual commitment amount, MiX International will be obliged to pay the difference between the invoiced charges and the annual commitment amount.

10D. EXCHANGE CONTROLS
South African exchange control regulations are administered by the Financial Surveillance Department (“FSD”) of the South African Reserve Bank and are applied throughout the Common Monetary Area (“CMA”) (this CMA includes the Republics of South Africa and Namibia and the Kingdoms of Lesotho and Swaziland). The FSD regulates transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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
Applicants’ who are resident outside the CMA seek advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an acquisition to be made.
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
In the case of a dematerialized share held by a shareholder, all shares issued will be credited directly to the ordinary shareholder’s non-resident share account held by his duly appointed Central Securities Depository Participant (“CSDP”). The CSDP or broker through whom the Company’s shareholders have dematerialized their shares will ensure that they adhere to the South African exchange control regulations.
Applicants’ resident outside the CMA should note that, where shares are subsequently re-materialized and issued in certificated form, such share certificates will be endorsed “Non-Resident” in terms of the South African exchange control regulations.

Repatriation of IPO proceeds
The South African Reserve Bank (“SARB”) required the net proceeds from the IPO to be maintained in South Africa. We have obtained approval from the FSD to use MiX Telematics Investments Proprietary Limited (“MiX Investments”) as a domestic treasury management company in South Africa. The IPO proceeds have been transferred to and are held by MiX Investments. MiX Investments has discretion as to the denomination of the funds but is required to report details of the functional currency used to SARB on an annual basis.
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

•	MiX Investments will be allowed to operate as our cash management center and cash pooling will be allowed without limitations;

•	Local income generated from cash management will be freely transferable; and

•	MiX Investments may operate foreign currency accounts as well as South African Rand-denominated accounts.
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

Voting Rights
There are no limitations imposed by South African law or by our Memorandum of Incorporation on the rights of non-South African shareholders to vote in respect of ordinary shares held.

10E. TAXATION
South African Tax Considerations
The following summary provides relevant tax information in relation to the South African tax landscape and describes the material South African tax consequences of the purchase, ownership and disposal of shares and ADSs. It is not a complete description of all the tax issues and of all possible tax consequences of such purchase, ownership or disposal. This summary is based on the laws as in force and as applied in practice on the date of this annual report and is subject to changes to those laws and practices subsequent to the date of this annual report. Investors should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposal of the ADSs and shares in light of their particular circumstances, including, in particular, the effect of any state, regional, local or other tax laws.

Residence-based System of Taxation
Residents of South Africa are taxed on their worldwide income and capital gains, whereas non-residents are taxed only on income and certain capital gains arising from a South African source. Shares held by a non-resident would generally not be subject to capital gains tax (“CGT”), provided that the shareholder holds less than 20% of the listed shares and that the company is not considered ‘land rich’.

Individuals
An individual will be a resident of South Africa for tax purposes if either of the following applies:

•
Such individual is “ordinarily resident” in South Africa. This expression is not defined in the Income Tax Act, No. 58 of 1962, or the “Income Tax Act”, and therefore its meaning is determined according to guidelines established by the courts. Generally, a person’s ordinary residence will be “the country to which he would naturally and as a matter of course return from his wandering; as contrasted with other lands it might be called his usual or principal residence and it would be described more aptly than other countries as his real home”.

•
The requirements of the physical presence test are met. If not ordinarily resident in South Africa, an individual is considered a South African resident if the individual is physically present in South Africa for more than 91 days, in aggregate, in the relevant tax year and each of the preceding five tax years, and also for more than 915 days, in aggregate, in the preceding five tax years.

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

Dividend Income
Dividends declared by a South African resident company are exempt from income tax in the hands of the South African recipients. A withholding tax, known as dividends tax, is levied on dividends distributed by a South African resident company to its shareholders, whether those shareholders are South African residents or non-residents, subject to certain exemptions that may be available to the shareholder. In addition, a non-resident company listed on the JSE is also liable to withhold the tax in respect of those of its shares which are on the South African register. However, a rebate/credit against the dividends tax is granted in respect of any foreign withholding tax paid on that dividend.
The dividends tax rate has increased from 15% to 20% for any dividend paid on or after February 22, 2017.
Dividends tax is a final tax withheld by the company declaring the dividend, and applies to any distribution that is made by the company other than a distribution out of contributed tax capital (a defined term which generally means the share capital of a company). The definition of “dividend” is very broad and means any amount transferred or applied by a company for the benefit or on behalf of any person in respect of any share in that company. Because the definition is so broad, and therefore is likely to cover any transaction which represents a distribution of profits to a shareholder, there is only one deemed dividend rule which applies where a company makes a loan at less than a market-related rate of interest to any South African resident connected persons (not a company). There are also other deemed dividends which apply where there are attempts to avoid the tax by means of: dividend swaps; scrip loans; repo arrangements or on certain hybrid debt instruments.

Where a company repurchases its own shares, the proceeds, to the extent that they are not out of contributed tax capital, are treated as a dividend. The exception to this rule is where a listed company repurchases its’ own shares on the market (i.e. effectively only off-market deals are treated as potentially giving rise to dividends).
Certain shareholders are exempt from the dividends tax, including South African resident companies, public benefit organizations and other tax-exempt bodies, such as a pension fund. Except where a corporate shareholder forms part of the same group (for tax purposes) as the company declaring a dividend, the aforementioned exemptions are only available if the shareholder has timely submitted to the company (or the regulated intermediary) a prescribed declaration and undertaking confirming its entitlement to the exemption.
A similar declaration and undertaking must be submitted by a non-resident who finds that a lower rate of withholding tax is applicable in terms of any relevant double tax agreement entered into between South Africa and the shareholder’s country of residence.
If dividends tax is withheld in circumstances where it need not have been (e.g. the required declaration and undertaking was not submitted timeously), it is possible for the shareholder to obtain a refund, either from the company or from the regulated intermediary within three years after the payment of the dividend.
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

Disposal of Shares
The disposal of shares will give rise either to a capital or revenue receipt or accrual in the hands of a taxpayer. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gives rise to a capital or revenue profit. Profits derived from the disposal of South African shares held as long-term investments are generally regarded as profits of a capital nature and are not subject to South African income tax according to standard tax tables, but rather to capital gains tax at a specified lower inclusion rate. The burden of proof of a capital intent is on the taxpayer.
Where, however, the shares have been held for more than three years and such shares qualify as equity shares, the proceeds from the disposal will most likely be deemed to be capital if the provisions of section 9C of the Income Tax Act are met.
If a non-resident shareholder trades (that is, conducts business or speculates) in South African shares, such non-resident shareholder’s disposal of shares will be considered revenue in nature and subject to the higher standard tax rate tables if the proceeds from the disposal are considered to be from a South African source, which would only be the case where the shares are attributable to the non-resident’s permanent establishment in South Africa.

Capital Gains Tax
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
CGT was introduced into the Income Tax Act with effect from October 1, 2001, by way of the incorporation of the Eighth Schedule thereto. In terms of this Eighth Schedule, all South African tax residents are liable to pay CGT on the gains realized from the disposal of capital assets (including a share held for more than three years, as described above). An asset is widely defined and includes movable and immovable property, corporeal and incorporeal property, and rights or interests in such property, but excludes certain limited currency items.
Natural persons and special trusts enjoy an annual exclusion in respect of capital gains or losses of R40 000. In the year of a person’s death, the annual exclusion is increased to R300 000.
The following table sets out the inclusion rate at which a capital gain would be included in a taxpayer’s taxable income, the normal tax rates applicable to certain taxpayers and, consequently, the effective rate at which capital gains are taxed.

Type of Taxpayer	Inclusion Rate of the Capital Gain to be Included in Taxable Income	Statutory Income Tax Rate	Effective Rate
	(%)	(%)	(%)
Individuals	40.0	0 – 45	0 – 18.0
Trusts
Special	40.0	0 – 45	0 – 18.0
Other	80.0	45	36.0
Life assurers
Individual policyholder fund	40.0	30	12.0
Company policyholder fund	80.0	28	22.4
Risk policy or Corporate fund	80.0	28	22.4
Untaxed policyholder fund	—	—	—
Most companies	80.0	28	22.4
Permanent establishments (branches) of non-resident companies	80.0	28	22.4
Collective investment schemes	—	—	—
The following amendments were introduced, effective from March 1, 2017:

•	a new income tax bracket of 45% (maximum tax rate was 41% previously) for individuals and special trusts, thus the maximum effective capital gain for an individual and special trust is 18%; and

•	ordinary trusts are taxed at a flat rate of 45% (maximum tax rate was 41% previously), thus the effective capital gain for an ordinary trust is 36%.
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
Securities Transfer Tax
Securities Transfer Tax is levied in respect of any transfer of securities (except where there is no change in beneficial ownership) at the rate of 0.25% of the taxable amount of such securities being the value or consideration given for the securities or (effectively) the market value, whichever is the higher, determined according to the Securities Transfer Tax Act, No. 25 of 2007. The company (if the securities are unlisted) or the central securities depositary participant (if the securities are listed) is liable for the Securities Transfer Tax, but it has a right of recovery against the transferee. A security is defined as any share in a company; member’s interest in a close corporation; or right or entitlement to receive any distribution from a company or close corporation.

Estate Duty
Estate duty is levied in terms of the Estate Duty Act No. 45 of 1955 and constitutes a tax which is levied at a rate of 20% on deceased estates. A natural person who is ordinarily resident in South Africa is liable for estate duty on his or her worldwide estate on the date of their death. There are certain exemptions and deductions available. The most important deductions are bequests to a surviving spouse and also bequests to public benefit organizations. Any CGT triggered by death (see above) will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, the estate duty will be taxable on any amount in excess of R3.5 million ($0.2 million). To the extent that the first-dying spouse has not availed of the exemption of R3.5 million in full, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter’s death. Non-residents are subject to estate duty on the same basis, but limited to assets located in South Africa.

Value-Added Tax
Value-Added Tax is an indirect tax on the consumption of goods and services in the South African economy, levied in terms of the Value-Added Tax Act No. 89 of 1991, at the rate of 14% on the consideration of taxable supplies of goods and services, with exports being zero-rated (0%). Financial services (including transfers of shares and debt instruments and the making available of credit) are exempt from value added taxes.

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
If an entity that is classified as a partnership for United States federal income tax purposes holds ordinary shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the United States federal income tax consequences of acquiring, holding and disposing of the ordinary shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Convention Between the Republic of South Africa and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on the provisions of the deposit agreement entered into with the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
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
U.S. Holders should consult their own tax advisers concerning the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in their particular circumstances.

Taxation of Distributions
Subject to the PFIC rules, described below (i.e., if we are not a PFIC during a U.S. Holder’s holding period or we cease to be a PFIC and a “purging election” is made, as discussed below), distributions paid on our ordinary shares or ADSs (including amounts withheld to reflect South African withholding taxes), other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, because we do not maintain calculations of earnings and profits under United States federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to United States corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend. In addition, certain U.S. Holders, including individuals, estates and trusts, are subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. Holders are urged to consult their own tax advisers regarding the implications of the additional Medicare tax resulting from an investment in the ADSs.
Subject to applicable limitations (including a minimum holding period requirement), the PFIC rules, described below, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates lower than the rates applicable to ordinary income. Under these rules, a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock (or ADSs backed by stock) that is readily tradable on an established securities market in the United States, such as the NYSE, where the ADSs are listed. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. It is unclear whether we are eligible for the benefits of the Treaty because eligibility for each year is dependent on the trading volume of our ordinary shares and ADSs for such year. If we are eligible for such benefits, dividends we pay on our ordinary shares or ADSs will generally be eligible for the reduced tax rates regardless of whether such shares or ADSs are readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisers to determine whether a preferential rate will apply to dividends they receive in respect of our ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of any dividend paid in South African Rand will equal the U.S. Dollar value of the South African Rand received, calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs, regardless of whether the South African Rand are converted into U.S. Dollars. If the South African Rand received as a dividend are converted into U.S. Dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the South African Rand received as a dividend are not converted into U.S. Dollars on the date of receipt (by the U.S. Holder or the depositary, respectively), the U.S. Holder will have a basis in the South African Rand equal to their U.S. Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the South African Rand will be treated as United States-source ordinary income or loss.
As described above, dividends paid with respect to our ordinary shares or ADSs are generally subject to South African withholding taxes. For United States federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of South African taxes. Subject to applicable limitations, the PFIC rules, described below, and in the case of ADSs subject to the discussion above regarding concerns expressed by the United States Treasury, any South African income taxes withheld from dividends at a rate not exceeding any applicable Treaty rate would be creditable against the U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares or ADSs will generally constitute foreign source income and will generally constitute passive category income. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such creditable South African taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. Special rules limiting foreign tax credits apply to non-corporate U.S. Holders who receive dividends eligible for the reduced rates discussed above, and to U.S. Holders of equity in a PFIC. Furthermore, in certain circumstances, a U.S. Holder will not be allowed a foreign tax credit for any foreign taxes imposed on dividends if such U.S. Holder has held its ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk or loss, or if such U.S. Holder is obligated to make payments related to the dividends. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes and their eligibility for benefits under the Treaty in their particular circumstances.
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
PFIC Rules
Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2017. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the “IRS”, will not assert that we are a PFIC. A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if either:

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
If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, such U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares such U.S. Holder owns bears to the value of all of the ADSs and ordinary shares, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that such U.S. Holder would be deemed to own. Potential investors should consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.
If we are a PFIC and if the ordinary shares or ADSs are “regularly traded” on a “qualified exchange”, a U.S. Holder could make a mark-to-market election with respect to its ordinary shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs have been authorized to be listed, is a qualified exchange for this purpose. Further, our ordinary shares are listed on the JSE. Such exchange will be treated as a “qualified exchange” if: (a) it is regulated or supervised by a governmental authority in its country, (b) the exchange is subject to requirements (which requirements are actually enforced) designed to prevent fraud, remove impediments to a free and open market, and protect investors, and (c) the rules of the exchange promote active trading of listed stocks. In addition, no assurance can be given that the ordinary shares or ADSs will be “regularly traded” on their respective exchanges for purposes of the mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to any lower-tier PFICs (discussed above).
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

U.S. Holders of ordinary shares or ADSs should consult their own advisers about the availability and advisability of the mark-to-market election.
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
United States shareholders of PFICs are required to file certain information with United States taxing authorities relating to their PFIC investments for years in which they receive distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or make certain elections. If we are classified as a PFIC, a U.S. Holder should consult such U.S. Holder’s tax advisers regarding any reporting requirements that may apply.
The PFIC rules are complex, and each U.S. Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the United States federal income tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs.
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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. Holders are also required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Holders may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us.
Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax adviser regarding these requirements.
Additionally, a U.S. Holder holding our ordinary shares should consider their possible obligation to file FinCEN Report 114-Report of Foreign Bank and Financial Accounts, with respect to the ordinary shares.
Furthermore, certain U.S. Holders of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, which may include the ADSs or ordinary shares, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and, (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Holders are urged to consult their tax advisers regarding the application of this legislation to their ownership of the ADSs or ordinary shares.
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

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
We face exposure to the risk of adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the South African Rand, primarily the U.S. Dollar, the Australian Dollar, the Euro, the British Pound and the Brazilian Real. These exposures may change over time as business practices evolve.
In addition to the disclosures below, notes 3.1(a) and 36 of the consolidated financial statements (which can be found on “Item 19. Exhibits”) also contain disclosure of our exposures to market risk.
Foreign Currency Exchange Risk
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of re-measurements where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign currency transaction exposure has historically resulted primarily from intercompany transactions and customer and vendor transactions denominated in currencies other than the functional currency of the legal entity entering into the transaction. As of May 31, 2017, we held the remaining U.S. Dollar IPO proceeds and certain dividends received from subsidiary companies and treasury shares held in the form of ADSs, in total amounting to $9.6 million, in U.S. Dollars in MiX Investments as the South African Rand can be volatile. Refer to “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” for details on the use of the IPO proceeds. The functional currency of MiX Investments, the treasury company where these U.S Dollar cash reserves are kept, is South African Rand, and as a result foreign exchange gains and losses arising from South African Rand and U.S. Dollar exchange rate movements, which can be volatile, are recorded in the income statement. This remains our primary source of exchange rate exposure risk.
Currently, our significant foreign currency exposures are those with respect to the U.S. Dollar, the Australian Dollar, the Euro, the British Pound and the Brazilian Real. An unfavorable exchange rate movement with respect to any of these currencies against the South African Rand would expose us to losses. For fiscal year 2017, based on our financial position at March 31, 2017, we estimated that a 10% strengthening in the functional versus the denominated currency would have resulted in a decline of R17.7 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time. Of the R17.7 million decline in pre-tax income, R16.1 million relates to foreign exchange exposure arising from South African Rand and U.S. Dollar exchange rate movements. Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries, whose functional currency is not the South African Rand, into the South African Rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into South African Rand using period-end exchange rates and their income statements are translated into South African Rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded exchange differences on translating foreign operations of R80.9 million in the statement of comprehensive income for fiscal year 2017.
For fiscal year 2017, approximately 47.3% of our revenues were denominated in a currency other than the South African Rand, and 42.5% of our operating expenses were generated by subsidiaries whose functional currency is not the South African Rand and, therefore, are subject to foreign currency translation exposure. We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk and we also have not hedged the exposure from the U.S. Dollar cash reserves held in MiX Investments. Currently, we have a policy in place to hedge the remaining significant transaction risks that take into account foreign currency debits, credits and determines a net on balance sheet position. This net position is then offset by a foreign currency bank account in anticipation of the expenditure or receipt of cash. Our policy is in effect primarily in our South African and European operations and has not been implemented for our Middle East and Australasian and Brazilian operations. We do not plan to implement this policy in our United States operation as all significant trading income and expenses and resulting debits and credits are denominated in U.S. Dollars.

Interest Rate Fluctuation Risk
We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase in the interest rate at the reporting date of 100 basis points for South African Rand denominated instruments and 10 basis points for U.S. Dollar denominated instruments would have increased profit or loss before tax by R1.0 million and R0.1 million, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. DEBT SECURITIES
Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.

12D. AMERICAN DEPOSITARY SHARES
BNYM serves as the depositary for MiX Telematics’ ADSs. MiX Telematics’ ADSs, each representing twenty five MiX Telematics ordinary shares, of no par value, are traded on the New York Stock Exchange under the symbol “MIXT”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by BNYM, as Depositary, under the Deposit Agreement (dated as of August 8, 2013) among BNYM, MiX Telematics Limited and its registered ADR holders.
Holders of ADSs or ADRs are required to pay various fees and charges to the depositary which have been detailed in the table below:

Persons depositing or withdrawing shares or ADS holders must pay the following fees:	In respect of the following services:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. Dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of proceeds
The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-189799) filed with the SEC for our IPO of 6,296,098 ADSs (of which 1,896,098 ADSs related to selling shareholders), each representing 25 ordinary shares of the Company, and the underwriters’ exercise of their option to purchase an additional 944,414 ADSs from the selling shareholders, which registration statement was declared effective by the SEC on August 8, 2013.  We did not receive any of the net proceeds from the sale of ADSs by the selling shareholders.
We received proceeds from the IPO of $65.5 million after deducting the underwriting discount but before deducting expenses of the IPO that were payable by us.
As of June 30, 2017, the U.S. Dollar proceeds were used as follows:

$ ’000
Proceeds received from IPO	65,472
Interest received	234
Share issue costs paid from the proceeds	(1,781)
Loan to MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (1)	(5,300)
Loan to MiX Telematics Europe Limited (2)	(1,585)
Loan to MiX Telematics North America, Inc. (2)	(14,500)
ADS and share repurchases (3)	(7,817)
Cash converted to South African Rand to facilitate specific repurchase of shares from related party (4)	(30,647)
Provisional tax payment on foreign exchange gains arising from South African Rand bank accounts	(1,002)
Settlement of loan from MiX Telematics Limited	(1,250)
Bank charges	(1)
Balance of remaining proceeds held in MiX Investments’ deposit accounts as at June 30, 2017	1,823

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

(3)	See note 13 to our consolidated financial statements for further details on the fiscal year 2016 share repurchase program.

(4)	See note 13 to our consolidated financial statements for further details on the fiscal year 2017 specific share repurchase agreement from related party.
As of June 30, 2017, the U.S. Dollar proceeds converted to South African Rand were held as follows:

South African Rand
’000
Cash converted to South African Rand to facilitate specific repurchase of shares from related party	477,605
Interest received	5,728
Cash transferred to MiX Telematics Limited to acquire MiX Australasia Group (1)	(483,333)
Balance of South African Rand proceeds held in MiX Investments’ deposit accounts as at June 30, 2017	—
(1)    MiX Telematics Limited utilized this cash mainly to effect the share repurchase from Imperial Corporate Services Proprietary Limited.
As of June 30, 2017, the following IPO proceeds were still available for use:

•	$1.8 million is held by MiX Investments in U.S. Dollars (as described above);

•	Approximately $2.8 million of the $21.4 million loan funding advanced to subsidiaries is still available as cash in the subsidiaries.
The principal reasons for our IPO were to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ADSs. We set out to use the net proceeds from the IPO to pursue future acquisitions and other strategic investments, to fund fully bundled deals in our regions in the form of capitalized in-vehicle devices and for general corporate purposes. The IPO proceeds were also used to finance the specific repurchase of shares from a related party.
On, May 25, 2017, we announced our intention to repurchase shares by means of a general share repurchase program of up to R270.0 million. We plan to use a significant portion of the remaining IPO proceeds to fund the general share repurchase program. Refer to “Item 7A. Major shareholders” for information regarding the general share repurchase program.

ITEM 15. CONTROLS AND PROCEDURES
15A. DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Interim Chief Financial Officer, we evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as of March 31, 2017. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention of overriding of the controls or the procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives.
15B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of MiX is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) under the Exchange Act of 1934, as amended. Under section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of MiX’s internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective.
MiX’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Interim Chief Financial Officer to provide reasonable assurance as to the reliability of MiX’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of MiX’s internal control over financial reporting as of March 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013)”. Based on this assessment, our management has determined that, as of March 31, 2017, MiX’s internal control over financial reporting was effective.

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
15D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Following the identification and disclosure of a significant deficiency in our North American segment during the 2016 fiscal year, management continued to monitor the controls in place and the performance against the measures proposed at the time, which included:

•	Changes to the processes and procedures, and the related controls, relating to the accounting of in-vehicle devices and inventory;

•	Ongoing training of finance staff with relevant accounting experience and skills in the preparation of financial statements under IFRS; and

•	Ongoing oversight from head office finance regarding monitoring controls relating to balance sheet reconciliations.
Although the measures above were implemented during the 2017 fiscal year, we determined that certain aspects of the significant deficiency remained outstanding and required the implementation of the following additional measures, some of which were already concluded prior to the issue of this report:

•	The appointment of several key finance staff including amongst others a permanent Financial Director with extensive controls experience;

•	Ongoing training of finance staff on control procedures and activities will be conducted during the fiscal year; and

•	Ongoing testing and review of key controls by our group risk function.
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
16B. CODE OF ETHICS
We have a Code of Ethics and Conduct which applies to all of our directors, officers and employees, and is underpinned by MiX’s philosophy of honesty, integrity, equity, respect and dignity. The code of ethics has been communicated to employees, suppliers, service providers and is available on our Internet website (http://www.mixtelematics.com/about-us/corporate-governance). This website is not incorporated by reference in this annual report. Any amendment or waiver of the code as it relates to our Chief Executive Officer, Interim Chief Financial Officer, principal accounting officer or controller will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.
We have been successfully operating an ethics reporting telephone line and email address for a number of years. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behavior, including fraud and unsafe behavior or environment. These calls and emails are monitored, and the occurrence of relevant reports and progress toward their resolution are reported to the Audit and Risk Committee on a regular basis.
16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of fiscal years 2017 and 2016:

	2017	2017	2016
	(In thousands)
Audit fees	$658	R8,821	R7,426
Tax fees	54	721	1,199
All other fees	43	583	65
Total (1)	$755	R10,125	R8,690

(1)	In respect of our Audit and Risk Committee approval process, all of the non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the Audit and Risk Committee.

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
In terms of our non-audit services policy, non-audit services less than $25,000 and up to $150,000 cumulatively per annum that fall into the permissible non-audit services categories set out in the policy, do not require pre-approval by the Audit and Risk committee, but are pre-approved by the chairman of the Audit and Risk Committee. All non-audit services exceeding $25,000 and all non-audit services fees after the above $150,000 cumulative annual limit is reached, are subject to pre-approval by the Audit and Risk Committee or pre-approval by the chairman and subsequent ratification by the Audit and Risk Committee on a quarterly basis.
Our non-audit services policy also contains a list of prohibited services which may not be performed by our independent accountants as these services could impair their independence status.
Requests or applications for services that require specific separate approval by the Audit and Risk Committee or its chairman are required to be submitted by both the Interim Chief Financial Officer and the independent accountants, and must include a detailed description of the services to be provided and a statement by the independent auditors confirming that the provision of the proposed services does not impair their independence.
In accordance with the Audit and Risk Committee charter, the Audit and Risk Committee approves the audit fee payable to the independent accountants.
16D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On April 29, 2016, we entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited (“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited (“Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 per repurchase share, for an aggregate repurchase consideration of R474.0 million (the “repurchase”). At the special general meeting held on August 1, 2016, our shareholders approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of our authorized unissued share capital.

Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
Month
August 2016	200,828,260	2.36	(200,828,260)	200,828,260	—
	200,828,260		(200,828,260)	200,828,260
(1) Including transaction costs.

Refer to “Item 7A. Major Shareholders” for details on the specific repurchase of shares from a related party.

On May 23, 2017, our Board of Directors approved a share repurchase program of up to R270 million under which we may repurchase our ordinary shares, including those represented by ADSs. We may repurchase our shares or ADSs from time to time in our discretion through open market transactions and block trades, based on ongoing assessments of our capital needs, the market prices of our securities and general market conditions. This share repurchase program may be discontinued at any time by our Board of Directors, and we have no obligation to repurchase any amount of our securities under the program. The repurchase program will be funded out of existing cash resources.
The repurchase program will extend from May 29, 2017 unless and until discontinued by our Board of Directors or the date when the R270 million limit is exhausted. See note 35 to our consolidated financial statements for further details about our share repurchase program.

Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	3.72	—	18,666,376	251,333,624
	5,015,660		—	18,666,376
(1) Including transaction costs.

16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
16G. CORPORATE GOVERNANCE
We maintain a primary listing of ordinary shares on the exchange operated by the Johannesburg Stock Exchange Limited (“JSE”) and a listing of ADSs on the NYSE. Accordingly, we are subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, No. 71 of 2008 (“the Companies Act”), the JSE Listings Requirements, the SEC, the NYSE and United States legislation such as SOX, insofar as it applies to foreign companies listed on the NYSE. Our application of the principles contained in the King Report on Corporate Governance for South Africa (“King III”) and where applicable, the reasons for non-compliance with the principles of King III, can be found on our website under investor relations (www.mixtelematics.com). This website is not incorporated by reference in this annual report. The King Report on Corporate Governance is a booklet of guidelines for the governance structures and operation of companies in South Africa which was compiled when the Institute of Directors in South Africa asked retired Supreme Court of South Africa judge Mervyn E. King to chair a committee on corporate governance. It is issued by the King Committee on Corporate Governance. Three reports were issued in 1994 (King I), 2002 (King II), and 2009 (King III) and a fourth revision (King IV) in 2016. Compliance with the King Reports is a mandatory requirement for companies listed on the JSE. Unlike other corporate governance codes such as SOX, the code is non-legislative and is based on principles and practices. The philosophy of the code consists of the three key elements of leadership, sustainability and good corporate citizenship. It views good governance as essentially being effective, ethical leadership.
As noted above, the King Committee published the King IV Report on Corporate Governance for South Africa (“King IV”) on November 1, 2016 and is effective in respect of financial years commencing on or after April 1, 2017. It replaces King III in its entirety. King IV is principle and outcome based instead of rule based, consequently, while King III called on companies to apply or explain, King IV assumes application of all principles, and requires entities to explain how the principles are applied. MiX will report in terms of the new King IV reporting requirements at the end of fiscal year 2018.

As a foreign private issuer with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer, such as us, may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance, which we have elected to do. The following is a summary of the significant ways in which our home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards:

•
The NYSE Listing Standards require that the non-management directors of United States listed companies meet at regularly scheduled executive sessions without management. Although the JSE Listings Requirements do not require such meetings, the board ordinarily meets without executives on a biannual basis as it is a requirement of King III and the new King IV.

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

•
The NYSE Listing Standards require United States listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The NYSE Listing Standards also require United States listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements require the appointment of a remuneration committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. We have a combined Nominations and Remuneration Committee which currently comprises three non-executive directors, all of whom are independent under the NYSE Listings Requirements. One of these directors is not considered independent in terms of the JSE Listings Requirements due to his significant shareholding in the Company.

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

•
Under NYSE Listing Standards, each related party transaction is to be reviewed and evaluated by an appropriate group within the listed company involved. While the NYSE does not specify who should review related party transactions, the NYSE believes that the audit committee or another comparable body might be considered as an appropriate forum for this task. The NYSE Listing Standards state that, following the aforementioned review, the Company should determine whether or not a particular relationship serves the best interest of the Company and its shareholders and whether the relationship should be continued or eliminated. The NYSE’s related party guidance applies to listed companies acquiring their own shares or conducting repurchases through affiliates.  In general, the NYSE Listing Standards are not otherwise implicated with respect to share repurchases. The JSE Listings Requirements allow for the acquisition by a company of its own securities or the acquisition by a subsidiary of securities in its holding company, in accordance with the Companies Act. The JSE Listings Requirements requires any repurchase of shares (both general or specific) to be approved by shareholders passing a special resolution (requiring a 75% majority of the votes cast in favor of such a resolution). The requirements for a repurchase differ depending upon whether the repurchase takes the form of a general authority to repurchase securities, or a specific authority to repurchase securities.

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
Repurchases under a specific authority are effected where the offer is made to holders of securities specifically named and may only be effected following the passing by the board of a solvency and liquidity test. Where a specific repurchase of securities is from a related party (being, for example, a shareholder holding more than 10% of the issued share capital of the Company) and the price is at a premium to the 30 day weighted average of the market value on the JSE, a fairness opinion from an independent expert is required to be obtained prior to effecting the repurchase. A related party is also excluded from voting on the special resolution.
16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 17. FINANCIAL STATEMENTS
We are furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS
The following consolidated financial statements, together with the auditor’s report of PricewaterhouseCoopers Inc. (“PwC”) are filed as part of this annual report on Form 20-F:

Index to the Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	117
Statement of Financial Position at March 31, 2017 and March 31, 2016	*
Income Statement for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	*
Statement of Comprehensive Income for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	*
Statement of Changes in Equity for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	*
Statement of Cash Flows for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	*
Notes to the Financial Statements	*
* Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of MiX Telematics Limited and its subsidiaries at March 31, 2017 and March 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, South Africa
July 14, 2017

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

4.3**	Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto
4.4**	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008
4.5**	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009, between the Company and Megan Pydigadu
4.6**	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.7**	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.8	Standard Terms and Conditions of Employment, effective October 1, 2016, between the Company and Gert Pretorius
4.9**	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius
4.10**	Facility Letter, dated February 25, 2013, between The Standard Bank of South Africa Limited and the Company
4.11**	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited
4.12†***
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited and the Company, as amended by Addendum effective July 10, 2012

4.13†**	Agreement, effective September 2, 2005, between Matrix Vehicle Tracking Proprietary Limited and Super Group Trading Proprietary Limited
4.14**	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis
4.15†*****	Share Repurchase Agreement, dated April 29, 2016, between Imperial Holdings Limited, Imperial Corporate Services Proprietary Limited and MiX Telematics Limited
4.16****	MiX Telematics Limited Long-Term Incentive Plan
4.17	Executive Employment Agreement, dated February 22, 2017, between the Company and Paul Dell
4.18	Restraint of Trade Agreement, dated February 22, 2017, between the Company and Paul Dell
4.19	Updated Terms and Conditions of Employment, effective April 1, 2017, between the Company and Charles Tasker
4.20	AWS Customer Agreement, effective October 1, 2014, between Amazon Web Services, Inc. (“AWS”) and MiX Telematics International Proprietary Limited (“MiX International”)
4.21	AWS Enterprise Discount Program Addendum, effective April 1, 2017, between AWS and MiX International
8.1	List of subsidiaries of the Company
12.1	Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Paul Dell, Interim Chief Financial Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited and Paul Dell, Interim Chief Financial Officer of MiX Telematics Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Inc.
99.1	MiX Telematics Limited Consolidated Financial Statements

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2014 filed on July 30, 2014 (File No. 001-36027).
**	Previously filed with the Registration Statement on Form F-1 (Registration No. 333-189799) filed by the Registrant on July 3, 2013.
***	Previously filed with Amendment No. 1 to the Registration Statement filed by the Registrant on July 22, 2013.
****	Previously filed with Registration Statement on Form S-8 (Registration No. 333-199908) filed by the Registrant on November 6, 2014.
*****	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2016 filed on June 26, 2016 (File No. 001-36027).
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MiX Telematics Limited
(Registrant)
By: /s/ Paul Dell
Paul Dell
Interim Chief Financial Officer
Date: July 14, 2017