Form 20-F
period 2018-03-31
MiX Telematics Ltd
filed 2018-07-02
CIK 1576914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2018
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
604,420,145 Ordinary Shares

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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
☐Yes ☒No

FORWARD-LOOKING STATEMENTS
This annual report includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements regarding our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements that are not historical facts and statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in, or suggested by, these forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved.
Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, our ability to attract, sell to and retain customers; our ability to improve our growth strategies successfully, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion; our ability to adapt to rapid technological change in our industry; competition from industry consolidation; loss of key personnel or our failure to attract, train and retain other highly qualified personnel; our ability to integrate any businesses we acquire; our dependence on our network of dealers and distributors to sell our solutions; our dependence on key suppliers and vendors to manufacture our hardware; businesses may not continue to adopt fleet management solutions; our future business and system development, results of operations and financial condition; expected changes in our profitability and certain cost or expense items as a percentage of our revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; our ability to protect our intellectual property and proprietary technologies and address any infringement claims; our ability to defend ourselves from litigations or administrative proceedings relating to labor, regulatory, tax or similar issues; significant disruption in service on, or security breaches of, our websites or computer systems; our dependence on third-party technology; fluctuations in the value of the South African Rand; economic, social, political, labor and other conditions and developments in South Africa and globally; our ability to issue securities and access the capital markets in the future; and other risks set forth under “Item 3D. Risk Factors” or elsewhere in this annual report.
We assume no obligation to update any forward-looking statements contained in this annual report as a result of new information, future events or otherwise.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statements contained in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS”).
Unless the context requires otherwise, the terms “MiX”, the “Group”, “we”, “our” or “us” refer to MiX Telematics Limited and its consolidated subsidiaries. Unless the context requires otherwise, the “Company” means MiX Telematics Limited.
Our fiscal year ends on March 31 and all references to a fiscal year, refer to the fiscal year ended March 31. References to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise indicated we have translated U.S. Dollar amounts from South African Rand for convenience at the exchange rate of R11.8255 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of March 31, 2018. These translations should not be construed as representations that the South African Rand amounts represent, or have been or could be converted into, United States Dollars at that or any other rate.

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL AND OPERATING DATA
The following tables set forth selected consolidated financial and operating data at and for the fiscal years ended March 31, 2018, 2017, 2016, 2015 and 2014. The selected financial data set forth below for the years ended as at March 31, 2018 and 2017 and for each of the years in the three-year period ended March 31, 2018 has been derived from our consolidated financial statements included in Item 18 of this annual report on Form 20-F. The financial data as at March 31, 2018 and 2017 and for each of the years in the three-year period ended March 31, 2018, should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements. Financial data as at March 31, 2016, 2015 and 2014, and for the years ended March 31, 2015 and 2014 have been derived from our previously published consolidated financial statements, which are not included in this document. The selected financial data set forth below should be read together with “Item 5. Operating and Financial Review and Prospects”. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African Rand.
We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).
Consolidated Income Statement Data

	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
	(In thousands)
Revenue	$144,813	R1,712,482	R1,540,058	R1,465,021	R1,389,380	R1,271,658
Cost of sales	(49,635)	(586,963)	(498,785)	(439,305)	(449,663)	(422,034)
Gross profit	95,178	1,125,519	1,041,273	1,025,716	939,717	849,624
Sales and marketing	(15,642)	(184,978)	(181,601)	(203,767)	(171,948)	(148,012)
Administration and other charges (1)	(61,358)	(725,589)	(721,810)	(682,865)	(617,908)	(530,114)
Operating profit	18,178	214,952	137,862	139,084	149,861	171,498
Finance (cost)/income - net	(6)	(69)	10,391	150,327	80,778	40,660
Profit before taxation	18,172	214,883	148,253	289,411	230,639	212,158
Taxation	(2,849)	(33,690)	(26,812)	(106,920)	(81,623)	(60,574)
Profit for the year	$15,323	R181,193	R121,441	R182,491	R149,016	R151,584
Attributable to:
Owners of the parent	$15,318	181,134	121,458	182,989	149,622	151,589
Non-controlling interests	5	59	(17)	(498)	(606)	(5)
	$15,323	R181,193	R121,441	R182,491	R149,016	R151,584

	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
Earnings per share (2)
Basic ($/R)	$0.03	R0.32	R0.19	R0.24	R0.19	R0.21
Diluted ($/R)	$0.03	R0.32	R0.19	R0.23	R0.19	R0.20

Adjusted earnings per share (3)
Basic ($/R)	$0.02	R0.28	R0.17	R0.11	R0.13	R0.17
Diluted ($/R)	$0.02	R0.27	R0.17	R0.11	R0.13	R0.16

Weighted average number of ordinary shares in issue
Basic (’000)	561,088	561,088	629,626	775,139	789,316	732,171
Diluted (’000)	573,981	573,981	631,819	783,414	804,385	768,306

Dividends per share (South African cents) (4)		9.50	8.00	14.00	—	6.00
Dividends per share (United States cents) (4)		0.80	0.68	1.18	—	0.51

(1)	Includes other income/(expenses) - net.

(2)	See note 29 to our consolidated financial statements for further details on earnings per share.

(3)	Adjusted earnings per share is a non-IFRS financial measure. See “Adjusted earnings per share” as described on page 7 below.

(4)	See note 30 to our consolidated financial statements for further details on dividends.

Other Financial and Operating Data

	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
	(In thousands, except subscribers)
Subscription revenue	$121,315	R1,434,615	R1,239,914	R1,158,229	R998,335	R853,716
Adjusted EBITDA (1)	$37,366	R441,866	R301,613	R277,215	R282,994	R280,678
Subscribers (2)	676,866	676,866	622,062	566,177	512,344	450,502

(1)
See “Adjusted EBITDA and Adjusted EBITDA margin” below for our definition of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

(2)	As at March 31.
Consolidated Statement of Financial Position Data

	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
	(In thousands)
Cash and cash equivalents	$26,067	R308,258	R375,782	R877,136	R945,381	R830,449
Total assets	168,559	1,993,325	1,906,689	2,378,281	2,228,608	1,977,100
Working capital	27,797	328,689	340,659	931,696	996,085	849,204
Total indebtedness (1)	1,498	17,720	19,449	17,477	20,469	31,551
Total equity (2)	$128,299	R1,517,181	R1,442,931	R1,919,808	R1,864,572	R1,671,630

(1)	Total indebtedness includes amounts outstanding at the balance sheet date for bank overdraft and borrowings.

(2)	Includes non-controlling interest.

Adjusted EBITDA and Adjusted EBITDA Margin
To provide investors with additional information regarding its financial results, the Company has disclosed Adjusted EBITDA and Adjusted EBITDA margin within this annual report. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures; they do not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the year as an indicator of the Company’s results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering (“IPO”) costs, insurance reimbursements relating to impaired assets and certain litigation costs. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total revenue.
We have included Adjusted EBITDA and Adjusted EBITDA margin in this annual report because they are key measures that the Company’s management and Board of Directors use to understand and evaluate the Company’s core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

A reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year
	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
	(In thousands)
Adjusted EBITDA	$37,366	R441,866	R301,613	R277,215	R282,994	R280,678
Add:
Net profit on sale of property, plant and equipment and intangible assets	107	1,264	—	—	—	97
Insurance reimbursement (1)	—	—	—	—	3,237	—
Decrease in restructuring cost provision	63	741	—	333	—	—
Reversal of impairment (2)	—	—	791	—	—	—
Less:
Depreciation (3)	(12,849)	(151,945)	(98,508)	(75,037)	(61,099)	(47,887)
Amortization (4)	(5,406)	(63,926)	(44,734)	(47,586)	(46,294)	(44,941)
Impairment (5)	(228)	(2,696)	(3,166)	(4,776)	(1,646)	(379)
Share-based compensation costs	(875)	(10,352)	(3,311)	(5,820)	(7,578)	(4,611)
Equity-settled share-based compensation costs	(761)	(9,000)	(2,247)	(7,838)	(5,220)	(4,611)
Cash-settled share-based compensation costs (6)	(114)	(1,352)	(1,064)	2,018	(2,358)	—
Net loss on sale of property, plant and equipment and intangible assets	—	—	(262)	(208)	(456)	—
Increase in restructuring costs provision(7)	—	—	(14,561)	—	(11,267)	(2,745)
Non-recurring initial public offering costs	—	—	—	—	—	(8,503)
Transaction costs arising from the acquisition of a business	—	—	—	—	(93)	(211)
Transaction costs arising from investigating strategic alternatives (8)	—	—	—	(5,037)	—	—
Net litigation costs (9)	—	—	—	—	(7,937)	—
Operating profit	18,178	214,952	137,862	139,084	149,861	171,498
Finance (cost)/income - net	(6)	(69)	10,391	150,327	80,778	40,660
Taxation	(2,849)	(33,690)	(26,812)	(106,920)	(81,623)	(60,574)
Profit for the year	$15,323	R181,193	R121,441	R182,491	R149,016	R151,584
(1) Insurance reimbursement related to the helicopter asset impaired during the second quarter of the fiscal year 2015.
(2) The reversal of impairment of R0.8 million in fiscal year 2017 relates to in-vehicle devices in the Brazil segment.
(3) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(4) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(5) In fiscal year 2018, asset impairments relate to the impairment of capitalized product development costs of R2.3 million in the Africa segment and R0.4 million in the Central Services Organization ("CSO") segment. In fiscal year 2017, asset impairments relate to the impairment of capitalized product development costs of R2.6 million in the Africa segment and R0.5 million in the CSO segment. In 2016, R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices is included. In fiscal year 2015, asset impairments included R0.5 million impairment of computer equipment and furniture and fittings, R0.6 million related to the helicopter asset and a R0.5 million impairment of capitalized product development costs. In fiscal year 2014, the asset impairments were related to product development costs and furniture and fittings.

(6)	Cash-settled share-based payments are described in note 20 to our consolidated financial statements.

(7) Restructuring costs incurred in fiscal year 2017 are described in note 19 to our consolidated financial statements. In fiscal year 2015, the Africa and the Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans was expected to be approximately R11.3 million. In fiscal year 2014, the Europe fleet solutions segment implemented a restructuring plan, which resulted in operating cost savings for the segment
(8) Transaction costs incurred in fiscal year 2016 arising from investigating strategic alternatives are described in note 23 to our consolidated financial statements.
(9) Net costs relating to litigation and the related insurance proceeds in fiscal year 2015 are described below:
On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against the Group's wholly owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom the Group hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with contract. The claims against Mr. Kinford included breach of non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas, as discussed below.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America (“Texas Lawsuit”). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford’s employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.

On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.

On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice, in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement, net of insurance proceeds, had been paid in full by the end of fiscal year 2015.

A reconciliation of Adjusted EBITDA margin to profit for the year margin, the most directly comparable financial measure presented in accordance with IFRS, is presented below.

Reconciliation of Adjusted EBITDA margin to profit for the year margin
	For the year ended March 31,
	2018	2017	2016	2015	2014
	%
Adjusted EBITDA	25.8%	19.6%	18.9%	20.4%	22.1%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.1%	—	—	—	0.0%
Insurance reimbursement	—	—	—	0.2%	—
Decrease in restructuring cost provision	0.0%	—	0.0%	—	—
Reversal of impairment	—	0.1%	—	—	—
Less:
Depreciation	(8.9%)	(6.4%)	(5.1%)	(4.4%)	(3.8%)
Amortization	(3.6%)	(3.0%)	(3.3%)	(3.3%)	(3.5%)
Impairment	(0.2%)	(0.2%)	(0.3%)	(0.1%)	(0.0%)
Share-based compensation costs	(0.6%)	(0.2%)	(0.4%)	(0.6%)	(0.4%)
Equity-settled share-based compensation costs	(0.5%)	(0.1%)	(0.5%)	(0.4%)	(0.4%)
Cash-settled share-based compensation costs	(0.1%)	(0.1%)	0.1%	(0.2%)	—
Net loss on sale of property, plant and equipment and intangible assets	—	(0.0%)	(0.0%)	(0.0%)	—
Increase in restructuring costs provision	—	(0.9%)	—	(0.8%)	(0.2%)
Non-recurring initial public offering costs	—	—	—	—	(0.7%)
Transaction costs arising from the acquisition of a business	—	—	—	(0.0%)	(0.0%)
Transaction costs arising from investigating strategic alternatives	—	—	(0.3%)	—	—
Net litigation costs	—	—	—	(0.6)%	—
Operating profit	12.6%	9.0%	9.5%	10.8%	13.5%
Finance (cost)/income - net	(0.0%)	0.7%	10.3%	5.8%	3.2%
Taxation	(2.0%)	(1.8%)	(7.3%)	(5.9%)	(4.8%)
Profit for the year	10.6%	7.9%	12.5%	10.7%	11.9%

Our use of Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider these performance measures in isolation from, or as a substitute for, analysis of our results as reported under IFRS.
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
Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the year and our other results.

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
A reconciliation of adjusted earnings attributable to owners of the parent to profit attributable to owners of the parent is presented below.

Reconciliation of adjusted earnings
	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
	(In thousands)
Profit attributable to owners of the parent	$15,318	R181,134	R121,458	R182,989	R149,622	R151,589
Net foreign exchange losses/(gains)	429	5,073	(1,476)	(144,038)	(73,525)	(38,128)
Income tax effect on the above component	(2,486)	(29,403)	(15,307)	48,647	25,873	10,458
Adjusted earnings attributable to owners of the parent	$13,261	R156,804	R104,675	R87,598	R101,970	R123,919

Weighted average number of ordinary shares in issue
Basic (’000)	561,088	561,088	629,626	775,139	789,316	732,171
Diluted (’000)	573,981	573,981	631,819	783,414	804,385	768,306
A reconciliation of earnings per share to adjusted earnings per share is presented below.

Reconciliation of earnings per share to adjusted earnings per share
	For the year ended March 31,
	2018	2018	2017	2016	2015	2014
Basic earnings per share ($/R)	$0.03	R0.32	R0.19	R0.24	R0.19	R0.21
Net foreign exchange losses/(gains)	#	0.01	#	(0.19)	(0.09)	(0.05)
Income tax effect on the above component	(0.01)	(0.05)	(0.02)	0.06	0.03	0.01
Basic adjusted earnings per share ($/R)	$0.02	R0.28	R0.17	R0.11	R0.13	R0.17
# Amount less than R0.01/$0.01

Exchange rates
The following table shows the exchange rates (published by the South African Reserve Bank until March 31, 2014, and by Oanda.com thereafter) of South African Rand for U.S. Dollars (per $1.00) for the periods and dates indicated. Since exchange rates are determined by the market, there can be no assurance that the exchange rate will be maintained at current levels. The average rate is calculated by using the average of the exchange rates on each day during a monthly period, and the average of the exchange rates on the last day of each month during an annual period.

	High	Low	Average	Period-end
Fiscal year ended March 31,
2018	14.4645	11.5526	12.9039	11.8255
2017	15.8673	12.4379	14.0340	13.4124
2016	16.8231	11.7694	13.8856	14.8330
2015	12.4792	10.3068	11.0646	12.0907
2014	11.3573	8.8762	10.2102	10.5953

Month
June 2018 (through June 15, 2018)	13.4287	12.5927	12.9662	13.4287
May 2018	12.7716	12.2748	12.5313	12.6025
April 2018	12.4553	11.8271	12.0962	12.4060
March 2018	12.0296	11.6548	11.8473	11.8255
February 2018	12.0949	11.5526	11.8212	11.7548
January 2018	12.4308	11.8627	12.2021	11.8922
On June 15, 2018, the exchange rate of South African Rand for U.S. Dollars, as reported by Oanda.com, was R13.4287 per $1.00.
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

Risks Related to Our Business
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
We provide our solutions principally on a subscription basis, typically with an initial subscription term of three to five years and renewal terms varying from one to five years, or, for certain customers, on a month-to-month basis. However, our customers have no obligation to renew their subscriptions after the initial term or after any renewal term expires. We may be unable to retain existing customers and, as a result, our revenue would be adversely affected. Customers may choose not to renew their subscriptions for many reasons, including:

•	the belief that our solutions are not required for their needs or are not cost-effective;

•	a desire to reduce discretionary spending;

•	a belief that our competitors’ solutions provide a better value;

•	changes in our customers’ businesses, and regulations impacting our customers’ businesses that may decrease the need for our fleet and mobile asset management solutions;

•	economic downturn in our customers’ industries;

•	economic downturn in the geography in which our customers' operate;

•	a reduction in discounts offered by insurers to vehicle owners who have installed our products; or

•	a belief that a return on investment cannot be demonstrated.
Our enterprise fleet management customers may also not renew for reasons entirely out of their control, such as the dissolution of their businesses. Enterprise customers may also decrease the number of vehicles covered by subscription contracts if their fleet sizes decrease.
Our subscription contracts generally do not provide our customers with an early termination option without penalty. However, if customers do not honor subscriptions for the full term, our remedies may be limited to re-negotiation of contract terms or legal recourse through the courts, which may not be successful or cost-effective, and we may not be able to recoup all of our costs.
A significant loss of or failure to renew our subscription-based contracts could materially and adversely affect our business, results of operations and financial condition.
Our inability to adapt to rapid technological change in our industry could impair our ability to remain competitive and result in a decline in market acceptance of our products.
The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. In addition to the mobile asset management industry, we are subject to changes in the automotive, mobile handset, Global Positioning System (“GPS”) navigation device, information technology, telecommunications and enterprise software industries. As the technology used in each of these industries evolves, we will face new integration and competition challenges. For example, as truck and automobile manufacturers continue to develop in-vehicle technology, GPS-based tracking solutions may become standard equipment and result in new sources of competition. If we are unable to adapt to rapid technological change, it could impair our ability to remain competitive and result in a decline in market acceptance of our products.
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
Some of our competitors have made, or may make, acquisitions or enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in competitors with more compelling service offerings or greater pricing flexibility than we have, or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a loss of subscribers and/or a reduction in revenue.

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
We may acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act, No.71 of 2008 (the “Companies Act”), we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without shareholder approval by way of special resolution. In terms of Johannesburg Stock Exchange (“JSE”) listings requirements, an acquisition or disposal constituting 30% or more of the market capitalization of the acquiring entity, will require shareholder approval. Consequently, these transactions, even if undertaken and announced, may not close.
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
We currently purchase key GSM (Global System for Mobile communications) module components of our hardware from two key suppliers. These modules, as well as other electronic components used in the manufacture of our products, have extended lead times on orders. We do not have volume commitments to or from these suppliers, and therefore cannot require them to deliver components to us. An interruption in the supply of components from suppliers or a failure to identify the need to re-order components in a timely manner would significantly impact our operations and require us to identify and integrate our manufacturing and supply logistics with an alternate supplier, or use a substitute component, which could materially and adversely affect our business, results of operations and financial condition.
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
We currently distribute our products to enterprise fleet customers, including large enterprise fleets and small fleet operators, both directly and through third parties, who are assigned specific geographic territories in which they can sell, which we refer to as “dealers.”
We are dependent on our dealers and distributors, who account for a substantial percentage of our total sales, and sales generated by certain dealers and distributors individually represent a meaningful percentage of our revenue. The terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are primarily non-exclusive. Our dealer agreements generally have a fixed initial term, after which they may be renewed or continue indefinitely if not terminated. This is subject to the right of either party to terminate on specified notice, generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor, or group of related dealers and distributors, accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially, which could materially and adversely affect our business, results of operations and financial condition.
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
The market for our solutions is highly fragmented, consisting of a significant number of vendors, with relatively low barriers to entry. Competition in our market is based primarily on:

•	functionality and reliability;

•	total cost of ownership;

•	breadth and depth of application functionality for fleet deployments;

•	product performance;

•	interoperability;

•	brand and reputation;

•	customer service;

•	distribution channels, including a global footprint and ability to service multinationals;

•	regional geographic expertise, including localized language support, support for applicable government regulations and the ability to comply with local Internet and data privacy regulations;

•	size of customer base and reference accounts within key industry segments;

•	ability to deliver ongoing value and return on investment;

•	ease of deployment and use;

•	relevant industry domain expertise and functionality; and

•	the financial resources of the vendor.
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
Our products, and the batteries that many of them contain, could malfunction and cause damage to our customers’ property. In particular, the rechargeable batteries in our in-vehicle devices may be prone to leakage due to environmental factors, such as extreme weather conditions or overuse. Leaks in these batteries could damage our customers’ in-vehicle devices and vehicles. Our safety and security solutions may be disabled or prove to be ineffective as a result of techniques employed by car thieves, or the discovery of technological weaknesses by such persons. If there were a systematic failure of any of our products, we could suffer significant damage to our reputation, and any insurance we maintain might not be sufficient to prevent us from suffering a material economic loss.

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
The market for fleet management solutions is subject to changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for fleet management solutions include:

•	the effectiveness and reliability of solutions;

•	fluctuations in fuel and vehicle maintenance costs, which are significant drivers of customer demand for fleet management solutions;

•	assumptions regarding general mobile workforce inefficiency and the extent to which efficiency can be improved through fleet management solutions;

•	the level of governmental and regulatory burden on the fields of transportation and occupational health and safety;

•	the price, performance, features and availability of products and services that compete with ours;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of acceptance of web-based solutions generally.
Failure of businesses to adopt fleet management solutions could materially and adversely affect our business, results of operations and financial condition.
A decline in vehicle sales and/or an increase in the sales of factory-fitted GPS solutions in new vehicles in our markets could result in reduced demand for our solutions, which could materially and adversely affect our revenue.
A reduction in sales of new vehicles and/or an increase in factory-fitted GPS solutions in new vehicles could reduce our addressable market for solutions. New vehicle sales may decline for various reasons, including adverse changes in the general economic environment, a reduction in our customers’ discretionary spending, or an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate, may also impact the volume of new vehicle sales. A decline in sales of new vehicles in the markets in which we provide our solutions would result in reduced demand for such products and services, which could materially and adversely affect our business, results of operations and financial condition.
Demand for our fleet management solutions decreases when prices for crude oil and natural gas decrease, which could materially and adversely affect our revenue.
Demand for our fleet management solutions can fluctuate with the prices for crude oil and natural gas, which impact the attractiveness of our services and also directly affects our customers in the oil and gas industry, from whom we derive a significant portion of our revenues. Subscription revenues from oil and gas customers in fiscal year 2018 represented 23.1% of our total subscription revenue. Generally, lower oil and gas prices reduce the return on investment for many of our customers. Gains in fuel efficiency may lead to a relative decrease in the return on investment of our solutions perceived by our customers. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices may affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, could materially and adversely affect our business, results of operations and financial condition.

Changes in practices of insurance companies in the markets in which we provide our solutions could materially and adversely affect demand for products and services.
We depend in part on the practices of insurance companies in some of our markets to support demand for certain of our products and services. For example, in South Africa, which is currently the largest market for our products and services, insurance companies either mandate the installation of tracking devices as a prerequisite for providing insurance coverage to owners of certain vehicles, or provide discounts on insurance premiums to encourage vehicle owners to subscribe to vehicle tracking and mobile asset recovery solutions such as ours. We benefit from insurance companies’ continued practice in the South African and certain other markets:

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
We are a global company with substantial assets located in a number of countries. We provide our services in approximately 120 countries with 16 offices in nine countries. In some international markets, customer preferences and buying behavior may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets, or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.
In addition, expanding international operations into new territories may subject us to risks with which we have limited experience. These risks include:

•	lack of familiarity with local markets, including legal and regulatory requirements;

•	difficulties in finding and maintaining, or potentially replacing, local dealers and distributors;

•	competing with established local competitors;

•	laws favoring local competitors;

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

Our European regional sales office is headquartered in the United Kingdom (“U.K.”). The U.K.'s vote to leave the European Union could adversely affect our European business.
The U.K.’s referendum and the consequential decision to leave the European Union (“Brexit”), could negatively impact our business.
Article 50 of the Treaty of Lisbon was triggered during March 2017, and the U.K. was granted a period of up to two years to conclude the negotiations of its exit from the European Union. Until the Brexit negotiation process is completed, it is difficult to anticipate the potential impact on our operations in the European region. The cost of servicing Europe from the U.K. may no longer be a viable option, and we may need to consider alternative options. The costs of having an U.K.-headquartered business may increase as a result of the potential weakening of the British Pound. Changes to existing trade agreements between Europe and the U.K. could lead to increased customs duties, tariffs and withholding taxes for the sale of our hardware and services from the U.K. into Europe, and may result in us being less profitable. As the process of Brexit evolves, we will continue to assess its impact on us.

Security or privacy breaches in our electronic transactions or data may expose us to additional liability or result in a loss of customers, either of which events could harm our business.
Any inability on our part to protect the information security of our platforms or the privacy of confidential information could have a material adverse effect on our profitability by exposing us to additional liability, increasing our expenses relating to resolution of these breaches and deterring users from using our products and services. Our systems and operations are vulnerable to damage or interruption from human error, computer viruses, distributed denial of service attacks, spurious spam attacks, intentional acts of vandalism and similar events. We cannot assure you that our current security methods and measures will effectively counter evolving security risks, prevent future slowdowns or disruptions, protect against extraordinary attacks while addressing the security and privacy requirements of existing and future users. Any system failures, slowdowns or disruptions will likely result in unanticipated disruptions in service to our users, decreased levels of user satisfaction and significant negative effects on our reputation, which could materially and adversely affect our business.
We utilize third-party encryption and authentication technology providers to secure transmission of confidential information over the Internet, including private customer data such as bank account numbers. Advances in technological capabilities, new discoveries in the field of cryptography as well as other events or developments, could result in a compromise or breach of the technology we use to protect sensitive transaction data, including the technology provided by third-parties. If any such compromise of our data security, or the data security of our customers, were to occur, it could result in misappropriation of proprietary information or interruptions in operations, and have an adverse impact on our reputation or the reputation of our customers. If we are unable to detect and prevent unauthorized access to or use of confidential information including bank account numbers, our business, results of operations and financial condition could be materially and adversely affected.
Our operating results may be harmed if we are required to collect sales, use, services or other related taxes for our solutions in jurisdictions where we have not historically done so.
We do not believe that we are ordinarily required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. For example, in March 2018 the European Commission made two proposals for directives introducing special tax rules in the European Union for the digital economy which, if implemented, would require many European Union and non-European Union companies to pay taxes on their European Union revenues from digital services.  These directives have not been implemented and are not supported by all European Union countries, therefore it is unclear whether they will become a part of European Union law (and if so, in what form).  Individual European Union countries may enact similar measures on a unilateral basis if the European Commission directives fail to pass, and certain European Union countries have announced plans to do so. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions, could result in substantial tax liabilities, including interest and penalty charges for past sales and decrease our ability to compete for future sales. We review applicable rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, we voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due. Furthermore, we cannot be certain that we have recorded sufficient provisions on our consolidated financial statements to cover taxes.

Although our client contracts ordinarily provide that our clients must pay all applicable sales and similar taxes, they may be reluctant to pay back taxes, and may refuse responsibility for interest or penalties associated with those taxes. If we are unable to collect and pay back taxes and the associated interest and penalties, we will have incurred unplanned expenses that may be substantial.
The nature of our business results in our services being provided within multiple jurisdictions, including certain jurisdictions in which we may not have anticipated our services being provided or with which we may not have had prior dealings. Accordingly, there may be unforeseen obligations related to certain jurisdictions that were not identified or not adequately provided for in our contracts. These obligations could materially and adversely affect our financial position.
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
Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act (the “FCPA”), various export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as well as Australian and European sanctions. We monitor compliance in accordance with the ten principles as set out in the United Nations Global Compact Principles, the Organisation for Economic Co-operation and Development recommendations relating to corruption, and the International Labor Organization Protocol in terms of certain of the items to be monitored. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws as well as sanctions regulations.
The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business, or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. In addition, the United Kingdom Bribery Act (the “Bribery Act”) which came into effect on July 1, 2011, extends beyond bribery of foreign public officials and also applies to transactions with individuals not employed by a government. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate, lack a developed legal system and have higher than normal levels of corruption.
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
Violations of anti-corruption laws, trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S. and international anti-corruption and trade control laws and regulations, including the FCPA, the Bribery Act and trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future.
Operating in emerging markets subjects us to greater risks than those we would face if we only operated in more developed markets, which could increase our operating costs and inhibit our growth plan.
Emerging markets, including Africa, Eastern Europe, the Middle East, Asia and South America, are subject to greater risks than more developed markets. The Middle East region is experiencing ongoing instability, which has affected and may continue to affect our growth in the region. Although there continue to be positive developments in Brazil, such as improved investor confidence, continued positive growth rates, due in part to rate cuts and policy reform supporting growth, the Brazilian market continues to experience political and economic issues such as high unemployment rates, high inflation rates and corruption allegations, which affect our growth in the region and our ability to introduce new services to the region. South Africa is experiencing political and economic issues which could affect our ability to maintain our existing customer base as well as our ability to grow our existing customer base. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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
Various laws and regulations associated with the Internet and data privacy are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them. Although we have implemented procedures designed to comply with international practices and have recently established additional group policies, charters and procedures to assist in maintaining data privacy and data security, we have not undertaken a formal legal review to determine our compliance with data privacy and data security laws in jurisdictions outside of the U.K., the European Union and South Africa. Furthermore, there can be no assurance that our employees, contractors and agents will comply with the policies and procedures we establish regarding data privacy and data security, particularly as we expand our operations through organic growth and acquisitions. While our employees may violate our policies and procedures, the Company remains responsible for, and obligated to implement, policies and procedures and enter into contracts with service providers that require appropriate protection. Any violations could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our business, results of operations and financial condition.
The transmission of data over the Internet and cellular networks is a critical component of our software-as-a-service (“SaaS”) business model. Additionally, as cloud computing continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In addition, taxation of services provided over the Internet or other charges imposed by government agencies, or by private organizations for accessing the Internet, may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet, could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.
Our solutions and products enable us to collect, manage and store a wide range of data related to fleet management such as mobile asset location and fuel usage, speed and mileage. We obtain our data from a variety of sources, including our customers and third-party providers. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal data, as well as requirements that must be followed if a breach of such personal data occurs. The European Union and the United Kingdom have adopted legislation (including directives, national laws and regulations) that increase or change the requirements governing data collection, use, storage and disclosure of personal data in these jurisdictions. The current European Union legislation related to data protection is the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018 and supersedes the Data Protection Directive 95/46/EC. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices.
The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President, the general assumption being that the remaining sections will commence before the end of the 2018 calendar year. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. A failure to comply with the POPI Act may result in a fine not exceeding R10 million and/or imprisonment of up to 10 years, depending on the severity of the contravention.
We may also be subject to costly notification and remediation requirements if we, or a third party, determines that we have been the subject of a data breach involving personal data of individuals. Data breach notification regulations vary among the countries where we conduct business, and also vary among the states of the United States, and any breach of personal data could be subject to any number of these requirements.
As noted above, we have sought to implement internationally recognized practices regarding data privacy and data security. If our privacy or data security measures fail to comply, or are perceived to fail to comply, with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our customers’ ability to use and share this data or our ability to store, process and share data with our customers over the Internet, demand for our solutions could decrease and our costs could increase. We might also have to limit the manner in which we collect data, the types of personal data that we collect, or the solutions we offer. Any of these risks would materially and adversely affect our business, results of operations and financial condition.
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
Although South Africa signed the Multilateral Competent Authority Agreement on the Exchange of Country-by-Country (“CbC”) Reports on January 27, 2016, and published its CbC Reporting Regulations on December 23, 2016 (“CbC Regulations”), the Group is not under any obligation to file a CbC Report as its turnover is below the required threshold. In terms of the CbC Regulations, the ultimate parent entity of Multinational Enterprise Groups (“MNE Group”) with total consolidated group revenue of at least R10 billion (or €750 million should the MNE Group be headquartered outside of South Africa), must submit a CbC Report to the South African Revenue Service (“SARS”).
In addition to the CbC Regulations, any entity which has entered into cross-border related party transactions, which exceed or are reasonably expected to exceed R100 million per year in the aggregate, must submit a “Master File” and “Local

File” to SARS. This applies to fiscal years commencing on or after October 1, 2016, with the deadline for submission being 12 months after the company’s fiscal year end. MiX Telematics International meets this threshold and therefore is required to submit Master File and Local File returns in respect of fiscal year 2018 by the deadline of March 31, 2019. MiX Telematics International will comply with this requirement.
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
Failure to correctly implement a new Enterprise Resource Planning (“ERP”), Customer Relationship Management System (“CRM”) and billing system could have a material and adverse effect on our operations.
We are currently in the process of implementing a new fully-integrated ERP, CRM and billing system, following the pilot implementation during the fiscal year under review. The overall aim of these new systems is to enable management to achieve enhanced quality, reliability and timeliness of information; improve integration and visibility of information stemming from different management functions and countries; and optimize global management of corporate processes.
The adoption of a new ERP, CRM and billing system, which will replace the various accounting systems within our individual operations, poses several challenges relating to, among other things, migration of data, potential instability of the new system, communication of new rules and procedures and the training of personnel. We are aware of the potential risks associated with a global system implementation and intend to adopt mitigation plans and contingency plans, in order to ensure business continuity, this includes mitigating issues noted during the pilot implementation before embarking on the full roll-out. However, there can be no assurance that a new ERP, CRM and billing system will be successfully implemented and failure to do so could have a material adverse effect on our operations and ability to execute on our growth strategy.
If the accounting estimates we make, and the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may be adversely affected.

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgements about, among other things, warranty and maintenance provisions, current and deferred income taxes, impairment estimates, useful lives of customer relationships and product development costs, capitalization of development costs, the level of receivable allowances and the allocation between in-vehicle devices and inventory. These estimates and judgements affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us, and related disclosure of contingent liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, actual results may differ materially from our estimates and we may need to, among other things, accrue additional charges that could adversely affect our results of operations, which in turn could adversely affect our stock price. In addition, new accounting standards, amendments and interpretations of accounting standards have occurred and may occur in the future that could adversely affect our reported financial results.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations and financial condition.

Our business may expose us to litigation and administrative proceedings relating to labor, regulatory, tax proceedings, governmental investigations, tort claims, contractual disputes and criminal prosecution, among other matters, that could materially and adversely affect our business, results of operations, and financial condition. In the context of these proceedings, we may not only be required to pay fines or monetary damages but also be subject to sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation or proceedings. Although we will establish provisions in accordance with the requirements of IFRS, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. In addition, litigation and administrative proceedings can involve significant management time and attention and be expensive, regardless of outcome. During the course of any litigation and administrative proceedings, there may be announcements of the results of hearings and motions and other interim developments. If securities analysts or investors regard these announcements as negative, the trading price of our ordinary shares and ADSs may decline. For more information, see “Item 4. Information on the Company - 4B. Business Overview - Legal Proceedings.”

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
An assertion by a third party that we are infringing on its intellectual property rights could subject us to costly and time-consuming litigation or expensive licenses.
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
We have not historically conducted comprehensive art searches to determine whether our solutions infringe the patent rights of third parties in our current markets, or those markets we may enter in the future. Third parties may assert that we are infringing on patents, of which we are currently unaware and that would have been disclosed by prior art searches if they had been conducted. Our status as a public company in the United States has raised our visibility and may invite holders of patents who have not previously sought to enforce them against us, to bring or threaten claims for infringement or seek to negotiate royalty or other payments from us. The fact that we have relatively few patents associated with our intellectual property means that we may not be able to successfully defend our intellectual property from third-party infringement. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

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
We warrant that our hardware will be free of defects for various periods of time. The operation of the hardware is controlled by the firmware loaded on the hardware. We generally provide firmware updates to our fleet customers by “over-the-air” wireless communication of the updated firmware directly to our customers’ in-vehicle devices. If the firmware does not function as expected and it prevents the uploading of updated firmware, then the problem could not be corrected by an over-the-air update and would require direct servicing of the installed on-board computer by trained personnel, which imposes a very significant cost on us. Variations among communications protocols in the markets in which we operate increase the risk of error in the remote installation of firmware. Although we attempt to manage this risk by introducing firmware updates in stages, so that the success of deployment can be assessed on a small number of in-vehicle devices before the deployment risk is expanded to a larger customer base, there can be no assurance that we will be successful in detecting firmware operation and integration problems or otherwise in managing our exposure to remediation expense related to the deployment of firmware updates.
Our “over-the-air” transmission of firmware updates could permit a third party to disable our customers’ in-vehicle devices or introduce malware into our customers’ in-vehicle devices, which could expose us to widespread loss of service and customer claims.
“Over-the-air” transmission of our firmware updates may provide the opportunity for a third party, who has deep inside knowledge of our systems, to modify or disable our customers’ in-vehicle systems or introduce malware into our customers’ in-vehicle systems. No such incidents have occurred to date, but there can be no assurance that they will not occur in the future. Damage to our customers’ in-vehicle devices as a result of such incidents could only be remedied through direct servicing of their installed in-vehicle devices by trained personnel, which would impose a very significant cost on us, particularly if the incidents are widespread. Moreover, such incidents could expose us to widespread loss of service and claims by our customers under various theories of liability, the outcome of which would be uncertain. Third party interference with our over-the-air transmission of firmware, or with our customers’ in-vehicle devices during such process, could materially and adversely affect our business, financial condition and results of operations.

Any significant disruption in service on, or security breaches of, our SaaS platform or computer systems, could compromise our information, damage our reputation and result in a loss of customers.
Our brand, reputation, and ability to attract, retain, and serve our customers depend upon the reliable performance of our service and our customers’ ability to access our solutions at all times. Our customers rely on our solutions to make operating decisions related to their fleet, as well as to measure, store and analyze valuable data regarding their businesses. We collect and store sensitive data, including data transmitted from our customers’ in-vehicle devices concerning the location of their mobile assets, as well as personally identifiable information concerning our customers and employees. Our solutions are vulnerable to interruption and our data centers are vulnerable to damage or interruption from human error, intentional malicious acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, any of which could limit our customers’ ability to access our solutions. Prolonged delays or unforeseen difficulties in connection with adding capacity or upgrading our network architecture may cause our service quality to suffer. Any event that significantly disrupts our service or exposes our data to misuse could damage our reputation and harm our business and operating results, including causing us to issue credits to customers, subjecting us to potential liability, reducing our customer retention rates, or increasing our cost of acquiring new customers, any of which would have the effect of reducing our revenue and could materially and adversely affect our business, results of operations and financial condition.
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
In addition, we store data, host our solutions and serve all of our customers from our servers, which are located at third-party data center facilities in Algiers in Algeria, Sydney in Australia, Muscat in Oman, Dublin in Ireland, and Virginia in the United States. While we control and have access to the servers and some of the physical components that are located in these external data centers, we do not control the operation of these facilities or certain equipment. Problems faced by our third-party data center locations, with the telecommunications network providers with whom they or we contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Third-party operators of our data centers could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our secure third-party data center operators or any of the service providers with whom they or we contract may have negative effects on our business, the nature and extent of which are difficult to predict.
In addition to data hosted at third party data centers, we have transitioned the vast majority of our data to cloud-based service platforms such as Amazon Web Services (“AWS”). The use of such service presents similar risks to the use of a conventional third party hosted environment, although at a level that is viewed internally as considerably lower. The use of cloud-based servicing may however present additional complexity which may be more easily managed using physical data centers, for example the jurisdiction of data and applicability of various laws and regulations denoting the transfer of data between jurisdictions is more complex in a cloud based environment.
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
We rely on software and other intellectual property licensed from third parties, including mapping software and data from Here and Google, to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.
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
GPS is a satellite-based navigation and positioning system consisting of a network of orbiting satellites. These satellites and their ground support systems are complex electronic systems, subject to electronic and mechanical failures and possible sabotage and it is not certain that the U.S. government will remain committed to the operation and maintenance of GPS satellites in the future. In addition, technologies that rely on GPS depend on the use of radio frequency bands and any modification of the permitted uses of these bands may adversely affect the functionality of GPS and, in turn, our solutions. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently charge users for access to the satellite signals and does not impose on the ability to access location data. We cannot assure that it will not do so in the future. Any disruption, failure, increase in costs or regulatory hurdles could impede the functionality and/or cost of our solutions, which could adversely affect our business. The communication systems that we use to host and transmit data may be subject to security incidents, which may also subject the Company to regulatory enforcement and client pressures.
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

Risks Related to South Africa
Fluctuations in the value of the South African Rand have had, and will continue to have, a significant impact on our results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect the price of our ADSs.
The South African Rand is the primary operating and financial reporting currency for our business operations. Depreciation in the South African Rand may negatively impact the prices at which our ADSs trade. The U.S. Dollar, Euro, Australian Dollar and British Pound, each as compared to the South African Rand exchange rates, have historically been volatile and we expect this volatility to continue. We provide detailed information about historical U.S. Dollar to South African Rand exchange rates in “Item 3A. Selected Financial and Operating Data”.
Due to the significant fluctuation in the value of the South African Rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of our ADSs and/or increase their volatility. During fiscal year 2018, the South African Rand/U.S. Dollar exchange rate averaged R12.90 and fluctuated between a high of R14.46 and a low of R11.55. This compares to an average exchange rate of R14.03 during fiscal year 2017, which fluctuated between a high of R15.87 and a low of R12.44. The South African Rand exchange rate is affected by various international and South African economic and political factors. For further information on the South African Rand/U.S. Dollar exchange rate movements post the end of fiscal year 2018, please refer to “Item 3A. Selected Financial and Operating Data”.
We also operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the South African Rand, the U.S. Dollar, the Euro, the Australian Dollar, Brazilian Real and the British Pound. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Fluctuation in currency exchange rates impacts our operating results. We have implemented a foreign currency hedging policy to reduce our net exposure, on certain recognized assets and liabilities, to fluctuations in foreign currencies. Our policy is primarily based on economic hedging principles of managing certain of our on balance sheet risk, as opposed to using derivative financial instruments. We do not attempt to hedge currency translation risk. Our future attempts to hedge against foreign currency risk could be unsuccessful and expose us to losses. Please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more details on foreign currency exchange risk.
If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts which would result in the loss of revenue.
The South African government, through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003 (as amended by the Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013), the Generic Codes of Good Practice (“B-BBEE Codes”) and industry charters published pursuant thereto, collectively, the “B-BBEE”, has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE.
The B-BBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of B-BBEE Codes were promulgated in October 2013. The new B-BBEE Codes came into effect on May 1, 2015 and have different requirements and emphasis than the previous codes. In addition to the B-BBEE Codes, industry charters apply to certain of our entities. The Department of Trade and Industry published proposed amendments to the B-BBEE Codes, which were made available for 60 days of public commentary, ending on May 29, 2018. The proposed amendments will primarily influence the skills development pillar in promoting job creation for specific targeted youth groups by enabling workplace experience.
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
We have two material end-customers, which previously required MiX Telematics Enterprise SA Proprietary Limited to maintain a B-BBEE contributor level 3 as measured under the new B-BBEE Codes. The value of these contracts represented 3.4% of our total revenue for fiscal year 2018. MiX Telematics Enterprise SA Proprietary Limited has attained the agreed compliance targets in fiscal year 2018. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.
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
We are incorporated and own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa. South Africa was transformed from a racially based government into a democracy in 1994, with successful rounds of democratic elections held under a modern constitution during 1994, 1999, 2004, 2009 and most recently, in May 2014. The next national elections are scheduled to be held in 2019. We fully support government policies aimed at redressing the disadvantages suffered by the majority of citizens under the previous non-democratic dispensation and recognize that in order to implement these policies, our operations and profits may be impacted. However, South Africa faces many challenges in overcoming substantial racial differences in levels of economic and social development among its people. While South Africa features highly developed and sophisticated business sectors and financial and legal infrastructure at the core of its economy, large parts of the country’s black population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. In addition, South Africa also has higher levels of crime and unemployment than the United States.
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
A lack of growth, high inflation or increased interest rates in the South Africa economy could reduce our anticipated revenue and increase our operating costs.
On June 5, 2018, Statistics South Africa announced that the South African economy shrunk by 2.2% during the first quarter of 2018, following a prior announcement on March 6, 2018, that the growth rate during 2017 was 1.3%. Additionally, the economy of South Africa has in the past and may in the future continue to be characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. These characteristics may be exacerbated by the fact that two out of the three major ratings agencies maintained the South African credit ratings as sub-investment grade:
•Standard & Poor maintained a sub-investment grade with stable outlook on November 24, 2017;
•Fitch maintained a sub-investment grade with stable outlook on June 15, 2018; and

•Moody's maintained an investment grade with stable outlook on March 23, 2018.
Consequently, economic conditions in South Africa could reduce our anticipated revenue growth, increase our South African-based costs, decrease our operating margins and adversely affect our ability to obtain cost-effective debt financing in South Africa.
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
Risks Relating to an Investment in our Ordinary Shares and ADSs
Sales of our ordinary shares may adversely affect the prices of our ordinary shares and ADSs.
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
Market prices for our securities may be volatile in response to various factors, some of which are beyond our control. Such volatility could negatively impact the perceived value and market prices of our ordinary shares or ADSs. In addition to the risks described in this ‘Risk Factors’ section of the annual report, some of the factors that may cause these market prices to fluctuate include:

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
Our ordinary shares have been traded on the JSE since 2007, and the ADSs have been traded on the New York Stock Exchange (the “NYSE”) since August 2013. Trading in our ordinary shares and ADSs on these markets takes place in U.S. Dollars on the NYSE and South African Rand on the JSE, and at different times, resulting from different time zones, trading days and public holidays in the United States and South Africa. The trading prices of our ordinary shares and ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the JSE could cause a corresponding decrease in the trading price of the ADSs on the NYSE.
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition, particularly after we are no longer an emerging growth company (“EGC”) in fiscal year 2019.
We are required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (“SEC”). Complying with these reporting and regulatory requirements is time consuming, which may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports and file or make public certain additional information, with respect to our business and financial condition in our home country. SOX requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect out operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market’s confidence in our financial statements and negatively affect our share price.
As an EGC, as defined in the Jumpstart Our Business Startups (the “JOBS” Act), we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). Based on the EGC criteria outlined later in the risk factors, these exemptions will likely cease to apply on the last day of fiscal year 2019, we expect to incur additional expenses and devote increased management effort toward ensuring compliance. We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.
Certain provisions of South African law may limit or otherwise discourage a takeover or business combination that could otherwise benefit our shareholders.
Various transactions including, without limitation, those which result in a person, or a group of persons acting in concert, holding shares entitled to exercise or cause to be exercised 35% or more of the voting rights at meetings of our shareholders will be subject to the Fundamental Transactions and Takeover Regulations (the “Takeover Regulations”), promulgated in terms of Section 196 of the Companies Act, which are regulated by the Takeover Regulation Panel. The Takeover Regulations impose various obligations in such circumstances including the requirement of an offer to minority shareholders.
A transaction will be subject to the approval of the competition authorities in terms of the Competition Act, No. 89 of 1998, as amended (the “Competition Act”), if it results in the acquisition of “control”, as defined in the Competition Act and otherwise falls within the scope of the Competition Act. The Competition Act prohibits a transaction within its scope from being implemented without the necessary approvals.
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
At June 15, 2018, our executive officers, directors, current 5% or greater shareholders and entities affiliated with them, beneficially own 34.1% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. In addition, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See “Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.” Consequently, this concentration of ownership may have the effect of exacerbating the delays and limitations on capital market transactions and could materially and adversely affect our business, results of operations and financial condition.
Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.
The authority of our Board of Directors to issue additional securities is limited by the JSE Listings Requirements and certain provisions of the Companies Act and our Memorandum of Incorporation, and as a result we may be unable to access the capital markets on a timely basis when it is opportune to do so. Under the JSE Listings Requirements, the issuance of equity securities, or securities convertible into equity securities, for cash by our Board of Directors requires shareholder approval, either by means of a specific authority for a specific transaction or by way of a general authority, for a limited time period. If a general authority is not in place, we may experience extended delays and uncertainty in seeking shareholder approval of financing transactions and as a result we may be unable to execute financing transactions with available investors, on advantageous terms or at all. Moreover, while a general authority could allow our Board of Directors to issue for cash additional ordinary shares representing up to 15% of the ordinary shares outstanding at the time of the general authorization, as a practical matter, shareholders in the South African market are often reluctant to grant general authorities up to the 15% threshold. The Company has sought a general authority to issue equity securities, or securities convertible into equity securities, for cash, limited to 5% of the ordinary shares outstanding at the time the general authorization is sought. A general authorization would not permit our Board of Directors to issue ordinary shares for cash with a greater than 10% discount to the 30-day volume-weighted average price, as of the issuance date, which, if we were to experience significant financial difficulties in the future, could prevent us from obtaining funds when needed. Shareholders owning greater than 25% of our outstanding ordinary shares have the ability to block an issuance of ordinary shares for cash. The Company has sought a further limited authority approving the placement of 10% of the authorized but unissued shares of the Company under the control of directors who may issue such shares in their discretion.  This authority, if approved by a majority of shareholders, is only valid until the Company’s next annual general meeting or until renewed; is in line with the Memorandum of Incorporation and provides limited flexibility to execute financing transactions or any approval of a general authorization to our Board of Directors. While we will be able to issue non-convertible debt securities without shareholder approval, we will not be able to grant any voting rights to debt holders, which would be likely to increase the cost of any such debt issuance to the Company.
The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.
Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in the securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At June 15, 2018, total market capitalization amounted to R14,692 billion ($1,242.38 billion) and this market capitalization was represented by 373 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited. The Bank of New York Mellon (“BNYM”) serves as the depositary (the “depositary”) with respect to the ADSs.
Holders of our ADSs in the United States may have difficulty bringing actions, and enforcing judgements, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
We are incorporated in South Africa. The majority of our directors and senior management (and certain experts named herein) reside outside of the United States. A significant portion of the assets of these persons and substantially all of our assets are located outside of the United States. As a result, it may not be possible for investors to enforce against these persons or us a judgement obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgement is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court that pronounced the judgement had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgement is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgement has not lapsed or been satisfied;

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

•	the judgement was not obtained by fraudulent means;

•	the judgement does not involve the enforcement of a penal or revenue law of the foreign state; and

•	the enforcement of the judgement is not otherwise precluded by the provisions of the South African Protection of Businesses Act of 1978, as amended.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgement was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgement and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.
It is doubtful whether an original action based on U.S. federal securities laws may be brought before South African courts. A plaintiff who is not a resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be notarially authenticated for the purpose of use in South Africa.
We are an emerging growth company (“EGC”) and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely impact the price of our ADSs and result in a less active trading market for our ADSs.
We are an EGC, as defined by the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of SOX for an extended period of time.
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
We are an FPI for purposes of SEC rules and within the meaning of the NYSE corporate governance standards. As an FPI, we are not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that are less frequent and in certain respects less detailed than those of United States domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to United States domestic reporting companies or individual executive compensation information that is as detailed as that required of United States domestic reporting companies. We have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports on the same basis as United States domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act.
In addition, under the NYSE corporate governance standards, an FPI may elect to comply with the practices of its home country and not to comply with most corporate governance requirements applicable to United States companies with securities listed on the NYSE. We currently follow South African practices concerning corporate governance and intend to continue to do so. Accordingly, you do not have the same protections afforded to shareholders of domestic companies that are subject to all NYSE corporate governance requirements. For example, NYSE-listed companies that are not foreign private issuers are required to have a board of directors a majority of which satisfy NYSE listing standards for independence and to have fully independent audit, compensation and nominating committees of the board of directors. Although our Audit and

Risk Committee members are required to meet independence standards established by SEC rules, our independent directors are subject to applicable South African standards for independence, which are different. Our Nominations and Remuneration Committee members are also subject to applicable South African practice on corporate governance.
We may lose our FPI status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are an FPI and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. In order to maintain our current status as an FPI, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or any of the following, (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to United States domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
Our registered public accounting firm has not yet provided attestation over the effectiveness of our internal control over financial reporting in compliance with Section 404(b) of SOX and if we fail to effectively implement internal control procedures, we will incur additional costs in addressing our non-compliance and our stock price could decline due to related market concerns.

For as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX. We could be an EGC until the last day of the fiscal year 2019. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. Our remediation efforts may not enable us to avoid a material weakness in the future. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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
As a holder of ADSs, and not the ordinary shares underlying your ADSs, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and the securities exchange news service of the JSE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the depositary as soon as practicable of any applicable meeting date. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. Subject to satisfaction of the foregoing standard, there is no specified number of days within which the depositary must mail ADS holders the notice of meeting and voting instructions. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions may not be voted at all.
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
There is a risk that we will be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of ordinary shares or the ADSs.
We may be classified as a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequence to U.S. holders.
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a PFIC for U.S. federal income tax purposes for our current taxable year ended March 31, 2018. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10E. Taxation – PFIC Rules”.

ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
MiX Telematics Limited is a public company incorporated in the Republic of South Africa. Our registered offices are located at Matrix Corner, Howick Close, Waterfall Park, Bekker Road, Midrand, South Africa, 1686. Our telephone number is +27-11-654-8000, and our web address is www.mixtelematics.com. We currently have our primary listing on the JSE and have a secondary listing of our ADSs on the NYSE.
We were founded in 1996 in Johannesburg, South Africa as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. Matrix Vehicle Tracking Proprietary Limited was renamed TeliMatrix Proprietary Limited in 2001, TeliMatrix Limited in 2007 and finally MiX Telematics Limited in 2008, subsequent to our listing on the JSE.
In 2007, we acquired Control Instruments OmniBridge Proprietary Limited and certain affiliated entities (collectively, “OmniBridge”), which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States, Safe Drive (including Safe Drive International Proprietary Limited), located in Australia and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain, located in South Africa, as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful United States IPO, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited, located in South Africa. The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass Fleet Management (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa, that are delivered using the Group’s hardware and software platforms. These specialized fleet management solutions complement the Group’s existing fleet management solutions, and the acquisition broadens the array of services offered to current and future fleet management customers.
We currently have offices in the following locations:

Country	Office location
South Africa	Midrand, Stellenbosch, Durban, Cape Town and Nelspruit
United States	Boca Raton, Florida and Houston, Texas
United Kingdom	Birmingham and Swindon
Australia	Perth and Brisbane
United Arab Emirates	Dubai
Brazil	São Paulo
Thailand	Bangkok
Uganda	Kampala
Romania	Bucharest
Our agent for service of process in the United States is MiX Telematics North America, Inc. 750 Park of Commerce Blvd., Suite 100, Boca Raton, Florida 33487.
For further information on our principal investments and capital expenditures, see the description of our business in “Item 4B. Business Overview” and “Item 5B. Liquidity and Capital Resources.”

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
We have a global presence, with customers located in approximately 120 countries across six continents. We currently serve a highly diverse customer base, including approximately 6,000 fleet operators, which represented 73% of our subscription revenue for fiscal year 2018. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 50 or more vehicles. Large fleets accounted for 87% of our fleet subscriptions at March 31, 2018. We believe we have a satisfied customer base and, among our more than 800 large fleet operator customers, we experienced an annual customer retention rate in excess of 95% in fiscal year 2018. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, G4S, Halliburton, LafargeHolcim, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.
We have consistently grown our customer base. As evidence of this growth, subscribers, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 13.5% from April 1, 2013, to March 31, 2018, and as of March 31, 2018, we tracked and managed over 676,000 subscribers. As a further indicator of our scale, in fiscal year 2018, we collected data on an average of approximately 128 million trips per month representing as many as 7.8 billion vehicle locations per month. The monthly price charged per subscriber varies among our customers depending on the services and features they require, hardware options, customer size, route to market and geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of subscribers but also by the evolving mix of our subscriber base.
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
Legacy fleet management solutions inadequately address industry needs as many businesses use discrete manual processes, such as spreadsheet and paper-based systems and telephones, to monitor vehicle and driver activity. These approaches are labor intensive, prone to error, do not provide continuous monitoring of fleets, make it difficult to optimize fleet utilization, manage operating costs and generate minimal business intelligence. Additionally, legacy fleet management technology frequently provides limited functionality beyond basic location-based tracking and makes it difficult for fleet operators to fully benefit from the cost savings and efficiency improvements associated with more robust fleet management offerings.

Fleet operators face many significant challenges, which can include:

•
Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented approximately 79% of total trucking operational costs per mile in 2016. Certain driving behaviors, such as speeding, harsh acceleration, harsh braking and excessive idling contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

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

•
Challenges in maintaining regulatory compliance. Internal compliance and reporting is driven by legislative and regulatory requirements, which are often subject to change, from regulatory authorities in nearly every jurisdiction globally. This can be particularly burdensome for fleet operators managing large vehicle fleets in multiple jurisdictions. For example, in the United States, fleet operators can face numerous complex regulatory requirements, including mandatory hours of service compliance and fuel tax reporting and more recently electronic logging devices (“ELD”) legislation that requires truck drivers to log their hours of service electronically.

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

•
Managing the impact of crime. Vehicle crime rates in developing regions of the world often far exceed those in the United States and Western Europe, resulting in potentially significant costs for fleet operators and consumers. For example, we estimate that the rate of vehicle theft in South Africa is more than double than that in the United States.

•
Reducing insurance costs. In developed and developing regions, insurers often provide incentives for fleet operators and consumers who subscribe to a safety and security mobile asset management solution. Some insurance providers will not insure vehicles that lack a tracking solution, or will make the insurance premium cost prohibitive without one. Furthermore, insurance provider interest in safety and security solutions has increased following the introduction of driver performance monitoring solutions, which can enable innovative usage-based insurance and claims management initiatives.

•
Complying with regulatory mandates. The growing introduction of stringent occupational health and safety legislation in developing markets is adding pressure to fleet operators, who need to fulfill their duty of care while also complying with laws regulating driving hours, rest time, fuel taxes, etc.

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
Global and multinational companies are increasingly looking to consolidate their fleet management systems by moving to providers that have global reach. This is primarily driven by the desire to have a secure centralized view across their fleets and impose set global standards specifically relating to driver management and safety.
Market Opportunity
We believe that the addressable market for our fleet management solutions is large, growing and under-penetrated. According to a report by ABI Research (“ABI”), there were more than 190 million commercial vehicles registered globally by the end of December 2017. Global fleet management penetration was estimated to be around 16.8%. ABI forecasts that by 2022, the number of registered commercial vehicles will be approximately 230 million.
In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and under-penetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 7.4 million non-commercial passenger vehicles in operation in South Africa. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.
We believe there is a further opportunity to extend our asset tracking solutions beyond fleets to corporate assets and that there are opportunities outside of South Africa, specifically in developing countries and in areas or locations where there is a high density of vehicles fitted with our fleet management solutions and a need to track corporate assets. To take advantage of this opportunity, in 2017, we launched MiX Tabs, a highly effective asset tracking solution to keep track of valuable assets including generators, light towers, storage tanks and pumps.
Our Solutions
Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks. In fiscal year 2018, we collected data on an average of approximately 128 million trips per month representing as many as 7.8 billion vehicle locations per month.
The key attributes of our solutions include:

•
Highly scalable solutions. Our software solutions are built to scale and support geographically distributed fleets of any size. As of March 31, 2018 we provided services to more than 676,000 subscribers, with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 subscribers.

•
Robust portfolio of features addressing a full range of customer needs. We believe that we offer one of the broadest ranges of features for fleet and mobile asset management available. For example, for fleet efficiency, we offer vehicle tracking and analysis, fuel consumption and mileage analysis; for regulatory compliance, we offer compliance monitoring, hours of service tracking and fuel tax reporting; for driver improvement, we offer in-vehicle video monitoring and in-cab real-time driver feedback; for risk management, we offer driver scoring and analysis and journey management; and for safety and security, we offer vehicle and asset tracking, crash notifications and vehicle theft recovery.

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

Our Offerings
We offer a range of solutions to address the needs of diverse customer segments. Our primary subscription-based offerings are:

•
MiX Fleet Manager. MiX Fleet Manager is our premier commercial fleet management solution. It is built on a modern, scalable software platform for managing vehicle fleets of all sizes. Fleet management systems provide a wide variety of complex data pertaining to driver behavior and the location, status and operational activity of vehicles and fleets. MiX Fleet Manager is an interactive, web-based system providing secure access to this complex data in a simple, intuitive manner. MiX Fleet Manager gives users live and historical views of driver and vehicle performance information, including vehicle tracking and status information as well as alerts and notifications. Together with our integrated MiX Insight Reports, the solution provides fleet managers with actionable business intelligence in the form of reports and fleet analytics. Customers can also subscribe to premium subscription-based applications supported on MiX Fleet Manager, such as:

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

◦
MiX Rovi, an in-vehicle display and communications system allowing fleet operators to streamline their fleet operations through improved communication between drivers and their back offices. Customized data inputs are configured in MiX Fleet Manager and can be updated locally or remotely via the Internet. For example, a fleet operator of delivery vehicles can set custom data inputs for information relating to deliveries, such as quantities delivered and collected, times of arrival and departure or time spent at unscheduled stops. MiX Rovi is electronic logging devices legislation (“ELD”) compliant.

◦
MiX RIBAS, an in-cab driving aid that helps drivers improve their driving style. Using an unobtrusive system of symbols with red, amber and green status lights accompanied by audible warning tones, drivers receive feedback on their driving style in real-time, enabling customers to manage improvements in driver and vehicle performance and reductions in fuel consumption and accident rates.

◦
MiX Hours of Service (“Hours of Service”), allows for the real-time monitoring and compliance of legislated or regulated hours of work for the United States, Canada and Europe. Recently mandated ELD legislation in the United States requires truck drivers to log their hours of service electronically. European customers can also use our optional MiX 3D service to download and archive digital tachograph data as required by European law. This add-on has also been extended to accommodate regions with non-regulated driving hours legislation, such as the Middle East and Africa, allowing fleet operators to easily set their own driving hours rules and measure activity to reduce fatigue related incidents.

◦
MiX Journey Management, offers an easy-to-use electronic alternative to paper-based systems that ensures all risks relating to journeys are readily visible to decision makers when it matters most. MiX Journey Management suits fleet operators across diverse industries, and is ideal for those with large fleets of vehicles that travel long distances and carry passengers or cargo.

◦
MiX Go, is a mobile phone based task management solution for effective communication and engagement with mobile fieldworkers, combining all the benefits of navigation, tracking and template-driven e-forms. Managers can create tasks for their employees via the MiX Fleet Manager platform, and track the progress of these tasks from start to finish.

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

•
MiX Asset Manager. We recently introduced a suite of wireless asset tracking products including MiX Tabs, which is a highly effective solution, based on our Beam-e technology. By keeping track of valuable assets including generators, light towers, storage tanks and pumps, our asset management solution allows for increased visibility of corporate assets, resulting in improved asset utilization and reduced loss.

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
Our Key Competitive Strengths
The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•
Globalized sales, distribution and support capabilities. We currently maintain a direct and indirect sales and support presence, with localized application support in multiple languages, in countries across Africa, Australasia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, Bechtel Corporation, BP, Chevron, DHL, G4S, Halliburton, LafargeHolcim, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford, who often prefer to consolidate disparate fleet management systems.

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

•
Focus on safety and security. Most of our solutions incorporate safety and security features that enable our customers to enhance their drivers’ and passengers’ personal safety, encourage safe driving behavior and protect vehicle investments. We also offer web-based driver training, proactive journey management and other related services to provide a turnkey safety and security solution to manage risk and fatigue-related incidents. Our differentiated safety and security features have particularly strong appeal to customers in regulated industries, such as oil and gas, customers in industries exposed to liability concerns, such as bus and coach, and customers operating in high crime regions. We perform training and land transport assessments for customers to assist them in establishing and maintaining safety levels. We believe our safety and security offerings also help our customers to reduce operating costs associated with the training of drivers.

•
Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology. We have made a significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in fiscal year 2016, we released MiX Insight Agility, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution, on-line Journey Management, extended our Hours of Service solution for non-regulated markets and MiX Go, a mobile phone based task management solution. In fiscal year 2017, we introduced MiX Tabs for non-powered asset management that leverages the underlying technology that powers Beam-e, we enhanced MiX Vision by adding support for two additional cameras, and we released a server-side events module. In fiscal year 2018, we extended our Hours of Service solution to support the requirements of the ELD legislation, revamped large parts of our back-end database system and completed the development of our new generation hardware platform which we will release in fiscal year 2019. This was over and above the continued evolution of our existing products such as MiX Fleet Manager, MiX Insight Reports, MiX Journey Management and MiX Go which were all enhanced during the year.

•
Longstanding, established market position. We have a 22-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators.

Growth Strategy
We intend to expand our market leadership by:

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

•
Expanding our geographic presence. We market and distribute our solutions directly and through a global network of more than 120 dealers outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil, and continue to expand our network of strategic and sales distribution partners in other regions of the world. In addition to our primary hosted data centers that serve multiple geographies, we also established two hosted data centers in specific countries where local conditions require that the data be retained in-country.

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

•
Continuing to introduce new, innovative solutions to address market demand. In fiscal year 2016, we added Journey Management, MiX Insight Agility, MiX Go, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution and extended our Hours of Service solution for non-regulated markets. In fiscal 2017, we introduced an innovative asset positioning system called MiX Tabs and extended our MiX Vision solution to support two additional external cameras. In fiscal year 2018, we extended our Hours of Service solution to support the requirements of the ELD legislation, revamped large parts of our back-end database system and completed the development of our new generation hardware platform which we plan to release in fiscal 2019. We are continually innovating and extending our solutions portfolio based on our assessment of market demand and trends.

•
Pursuing strategic acquisitions. Our industry is highly fragmented. Including the OmniBridge acquisition, we have consummated six acquisitions worldwide since our listing on the JSE in November 2007. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

Sales and Marketing
We offer our solutions in approximately 120 countries through a combination of our direct and indirect marketing efforts. Our sales and marketing strategy is segmented by geographic region and customer type in order to cost effectively target and acquire new customers. In certain regions, we sell subscriptions of our fleet management solutions to large enterprise fleets through our direct sales force. In other regions, and for sales to small fleet operators and consumers, we work with an extensive distribution network of regional partners and national distribution dealers. Through our central services organization headquartered in South Africa, we provide common marketing, product management, technical and distribution support to each of our regional sales and marketing operations.

The following is a brief description of the main categories of our sales and marketing efforts.

•
Direct Sales. We focus our direct selling efforts on targeting, acquiring, servicing and upselling our premium solutions to large enterprise fleet operators and small fleet operators. We maintain sales offices in Australia, Brazil, South Africa, Thailand, Uganda, the United Arab Emirates, the United Kingdom and the United States. These offices sell directly to large enterprise fleet operators and small fleet operators in their respective regions and are also responsible for channel management of fleet solution distribution partners throughout their regions. Our sales and marketing approach with fleet customers is generally based on a combination of return on investment and the improvements in safety and security delivered by our solutions. Our South African sales offices also sell directly to consumers.

•
Indirect Sales – Enterprise Fleet. We have over 130 fleet dealers supporting customers in approximately 120 countries worldwide. These dealers are responsible for sales, marketing, technical support, installation and training of customers in their regions. We operate a partner accreditation program in order to assure a consistent customer experience across our dealers worldwide. We also offer marketing and support services to our dealers in order to enhance their selling success. We believe our large network of dealers provides us with a geographically diverse, highly effective channel for reaching local customers in countries where we do not currently have a direct presence.

•
Indirect Sales – Small Fleet Operators and Consumers. We currently manage a network of more than 900 distribution partners for our small fleet operator and consumer customers. Our distribution partners include automobile dealers, aftermarket automotive parts and service suppliers, automobile insurers and retailers. We believe our indirect distribution strategy for the small fleet operator and consumer markets provides us with a differentiated, cost-effective customer acquisition and sales model.

Our global network of independent dealers and distributors is an important component of our sales strategy. Our dealers and distributors account for a substantial percentage of our total sales, and sales generated by certain dealers and distributors individually represent a meaningful percentage of our revenue. The terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are primarily non-exclusive. They generally have a fixed initial term, after which they may be renewed or continue indefinitely if not terminated. This is subject to the right of either party to terminate on specified notice generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor.
Our revenue by geographic segment is set out in note 5 of the consolidated financial statements included in this annual report.
Customers
We currently serve a highly diverse customer base, including approximately 6,000 fleet operators which represented 73% of our subscription revenue for fiscal year 2018, as well as individual consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 50 or more vehicles. Large fleets comprised 87% of our fleet customer subscriptions as of March 31, 2018. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.
Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 6.0% of our subscription revenues for fiscal year 2018. For fiscal years 2018, 2017 and 2016, our top 10 customers represented 24.5%, 24.4%, and 24.5%, respectively, of our total subscription revenue.
The following is a representative list of some of our largest customers:

•	Baker Hughes

•	Barloworld

•	Basic Energy

•	Bidvest Group

•	C&J Energy Services

•	Chevron

•	DHL

•	Eskom

•	Europcar

•	G4S

•	Go Ahead Group

•	Halliburton

•	PepsiCo

•	Schlumberger

•	Total

•	Unitrans

We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2018, among our more than 800 large fleet operator customers, we experienced an annual customer retention rate in excess of 95%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 78% during fiscal year 2018. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.
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
Research and Development
Our development group consists of 133 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in Stellenbosch, South Africa, and we have additional development resources in Johannesburg, South Africa, as well as the United States. Our software development teams employ an agile development methodology, while our engineering teams use traditional waterfall project management methods. During fiscal years 2018, 2017 and 2016, we invested R130.2 million, R142.1 million and R115.9 million, respectively, in research and development.
Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, we have enhanced certain of our hardware components to extend their functionality and reduce manufacturing costs.
We have been successful in expanding our product offerings over time through internal development and select acquisitions. Highlights from the fiscal year 2018 include:

•	An extension to our Hours of Service solution to support the requirements of the ELD legislation in the United States.

•	The revamp of a large part of our back-end database system to reduce cost while supporting scalability and growth.

•	We completed the development of our new generation hardware platform which we will release in fiscal year 2019.

•	More than 15 platform updates with enhancements and extensions to all major product lines including MiX Fleet Manager, MiX Hours of Service, MiX Insight Reports, MiX Journey Management and MiX Go.

We are ISO 9001 certified with a formalized quality policy and consistent monitoring of internal processes, supplier and solution performance. We outsource all hardware manufacturing to third parties.

Technology
Our solutions are offered using a multi-tenant SaaS architecture that scales rapidly to support additional new subscribers through the addition of incremental data processing and storage capacity. This architecture flexibility allows us to sustain high levels of uptime without degradation of system performance, despite significant subscriber growth. Our existing architecture and infrastructure has been designed with sufficient capacity to meet our current and anticipated future needs. Our subscription-based fleet and consumer service offerings are designed to be accessible via a standard web browser or mobile device application.
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
We store data, host our solutions and serve all of our customers from third-party data centers located in Algiers in Algeria, Sydney in Australia, Muscat in Oman, Dublin in Ireland and Virginia in the United States. In addition to data hosted at third party data centers, we have transitioned the vast majority of our data to cloud-based hosting service platforms such as AWS. Our data management facilities provide us with both physical security, including manned security, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls. We believe that our third-party hosting facilities are adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations.
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

Competition
The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as Teletrac Navman and Geotab, to large global providers, such as Trimble and Omnitracs. While we currently only compete with Trimble and Omnitracs on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with TomTom and Masternaut in Europe, we compete with Astrata for oil and gas fleet opportunities in the Middle East, and we compete with Netstar and Ctrack by Inseego, Tracker and Cartrack for consumer and small fleet mobile asset management deployments in South Africa, respectively.

We believe the principal competitive factors in our market include the following:
•functionality and reliability;
•total cost of ownership;
•breadth and depth of application functionality for fleet deployments;
•product performance;
•interoperability;
•brand and reputation;
•customer service;
•distribution channels, including a global footprint and the ability to service multinationals;

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

Employees
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2018	2017	2016
South Africa	840	833	866
United States	58	51	62
United Kingdom	53	56	49
United Arab Emirates	34	47	52
Australia	35	36	37
Brazil	22	17	14
Uganda	4	5	5
Romania	5	10	3
Thailand	3	1	1
Total	1,054	1,056	1,089

Full-time	983	1,032	1,067
Part-time	71	24	22
Total	1,054	1,056	1,089

Legal Proceedings
Judicial Review Proceedings against the Minister of Science and Technology

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of Section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (the “Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R20.5 million in respect of S11D deductions, of which R2.3 million was recognized in the current financial year. R17.7 million relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million raised at March 31, 2018.

Competition Commission Matter

We and a number of our distributors are currently the subject of an investigation by the Competition Commission of South Africa (the “Commission”) into whether such parties are in a competitive relationship for downstream customers and have engaged in market division.  If the Commission, following its investigation, believes there to be evidence of a contravention, it can issue a notice of referral to the Competition Tribunal of South Africa and seek financial penalties against us.  We have cooperated fully with the investigation and expect that the matter will ultimately be resolved in our favor; however, we cannot predict the timing of a resolution or the ultimate outcome of the investigation.

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
The transmission of data over the Internet and cellular networks is a critical component of our SaaS business model. Additionally, as cloud computing continues to evolve, increased regulation by federal, state or foreign agencies becomes more likely, particularly in the areas of data privacy and data security. In particular, the dynamic regulatory environment in the European Union is resulting in additional and increasingly complex regulation in these areas and we believe that the similarly dynamic regulatory environment of the United States, will follow suit. New laws governing data privacy and data security will furthermore be enacted in many other regions. Laws governing the solicitation, collection, processing or use of data could impair our ability to manage and report on customer data, which is integral to the delivery of our SaaS solutions. Increased regulation and the expansion of our business and operations globally have required us to devote legal and other resources to address this regulation. We have updated and will continue to evaluate our group data protection and security policies, charters and procedures, to assist in maintaining data privacy and data security in line with international practices.
Data privacy regulations and applicable laws in the United States, the European Union or elsewhere will regulate our ability to use the data we gather from our customers and increase the cost of doing business and could result in claims being brought by our customers or third parties. As discussed below, South Africa, which is currently our largest market, is expected to adopt data privacy legislation in the near future.
South African Regulatory Environment
The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President, with the general assumption being that such date will be before the end of 2018 calendar year. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures and we do not believe that the POPI Act's implementation will have a material impact on our business.
A number of existing South African statutes regulate electronic communications, including the Electronic Communications Act, No. 36 of 2005 as amended, and the Electronic Communications and Transactions Act, No. 25 of 2002, which apply to a number of aspects of our business. These statutes regulate the generation, communication, production, processing, sending, receiving, recording, retaining, storing, displaying and use of any information, document or signature by or in electronic form.
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
Broad-Based Black Economic Empowerment
The South African government has established a legislative framework for the promotion of Broad-Based Black Economic Empowerment. Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE.
The B-BBEE Codes were reviewed by the South African Department of Trade and Industry and a new set of B-BBEE Codes were promulgated in October 2013. The new B-BBEE Codes came into effect on May 1, 2015 and have different requirements and emphasis than the previous codes. In addition to the B-BBEE Codes, industry charters apply to certain of our entities. The Department of Trade and Industry published proposed amendments to the B-BBEE Codes, which were made available for 60 days of public commentary, ending on May 29, 2018. The proposed amendments will primarily influence the skills development pillar in promoting job creation for specific targeted youth groups by enabling workplace experience.
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
We have two material end-customers, which previously required MiX Telematics Enterprise SA Proprietary Limited to maintain a B-BBEE contributor level 3 as measured under the new B-BBEE Codes. The value of these contracts represented 3.4% of our total revenue for fiscal year 2018. MiX Telematics Enterprise SA Proprietary Limited has attained the agreed compliance targets in fiscal year 2018. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or quasi-governmental customers that could materially and adversely affect our business, financial condition and results of operations.

U.S. Regulatory Environment
In addition to its regulation of Internet and, by extension, many SaaS providers, the Federal Trade Commission (“FTC”), has been asked by consumer groups to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of the type of data being collected and how it will be used; and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information, which could conceivably be expanded to include transceiver products such as our in-vehicle devices. Although much of the FTC’s focus is on consumer protection, to the extent that our clients use our systems to monitor employee movement, the FTC may assert jurisdiction. In addition to FTC scrutiny on the consumer side, many fleet drivers in the U.S. may belong to a union, which triggers some degree of oversight from the National Labor Relations Board (“NLRB”). The NLRB has taken increasing notice of the privacy rights on unionized employees, and future NLRB rules could affect our business model or the way in which our corporate clients use our solutions.
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
Finally, we use GPS satellites to obtain location data for our in-vehicle devices. The satellites and their ground control and monitoring stations are maintained and operated by the U.S. Department of Defense, which does not currently impose regulations on the ability to access location data. We cannot assure that it will not do so in the future. Any regulatory hurdles could impede the functionality and/or cost of our solutions, which could adversely affect our business. The communication systems that we use to host and transmit data may be subject to security incidents, which may also subject the Company to regulatory enforcement and client pressures.

European Union Regulatory Environment

We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection, Directive 95/46/EC, was superseded by the GDPR, effective May 25, 2018. The GDPR creates a single legal framework that applies across all EU member states, and in some circumstances, to processors in a state outside of the EU. The GDPR introduced direct compliance obligations for data controllers and data processors. National Data Protection Agencies (“NDPAs”) are now able to impose fines for violations ranging from 2% to 4% of annual worldwide turnover, or 10 million to 20 million Euro, whichever is greater. NDPAs have the power to carry out audits, request information, and obtain access to premises. Businesses must be able to demonstrate that the personal data of any data subject can be lawfully processed on one of the six specified grounds. Where the ground is that the data subjects gave consent to the processing, the processor bears the burden of proof that such consent was validly obtained. Additionally, where consent is the ground for processing the data, the data subject has the right to withdraw consent at any time. We believe that many businesses will rely on the specified ground of “legitimate interest” of that business or of a third-party as the basis of lawful data processing.
The GDPR adopts a risk-based approach to compliance, under which businesses bear responsibility for assessing the degree of risk that their processing activities pose to data subjects. Businesses are required to perform data protection impact assessments before any processing that uses new technology and is likely to result in a high risk to data subjects. The GDPR requires businesses to maintain records of their processing activities. Clear rules around data breach notifications and the processing of personal data in such a manner that the personal data can no longer be attributed to a specific individual have been set out by the GDPR. In addition, under the GDPR, data subjects have new rights, for example, the right to request that businesses delete their personal data (the right to be forgotten); to object to their personal data being processed; and to obtain a copy of their personal data within a set time frame.

It is anticipated that, notwithstanding Brexit, GDPR will continue to apply to the U.K., as the U.K. parliament enacted the Data Protection Act 2018 on May 25, 2018, which enforces the provisions of GDPR independently of the U.K.'s membership of in the EU.
Australian Regulatory Environment
The Australian Privacy Principles contained in the Privacy Act of 1988 (the "Privacy Act") regulate the collection, use, retention, disclosure and security of personal information. Personal information is defined as “information or an opinion about an identified individual, or an individual who is reasonably identifiable, whether the information or opinion is true or not or is recorded in a material form or not”. Personal information includes location-based information where the information enables the location of an individual to be ascertained. Australian privacy laws in general prohibit the transfer of personal information outside Australia unless an exemption applies, such as the individual to whom the information relates has consented to the transfer. In some circumstances, the disclosure will be permissible if there is a data transfer agreement in place between the transferor and the transferee under which the transferee agrees to handle the information in accordance with the Australian Privacy Principles. Amendments to these laws imposing stricter regulation became effective in March 2014. Subject to a few exemptions, the amendments require the transferor to take such steps as are reasonable in the circumstances to ensure that an overseas recipient does not breach the Australian Privacy Principles and the transferor may be held responsible for any breaches of Australian privacy laws when personal information is transferred outside Australia, regardless of whether there is a data transfer agreement in place.
In February 2018, Part IIIC of the Privacy Act was amended and the Notifiable Data Breach (“NDB”) scheme enacted.  The NDB scheme introduced obligations to notify individuals whose personal information is involved in a data breach that is likely to result in serious harm and includes recommendations about steps individuals should take in response to the breach.

4C. ORGANIZATIONAL STRUCTURE
We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 39 to our consolidated financial statements contains our subsidiary names, principal activity, place of incorporation and legal ownership at March 31, 2018. Up until the filing date, there has been no change in our organizational structure since March 31, 2018.

4D. PROPERTY, PLANT AND EQUIPMENT
As of May 31, 2018, we owned or leased the following properties, used primarily for office space:

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

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as at March 31, 2018 and 2017 and for the fiscal years ended March 31, 2018, 2017, and 2016, and the accompanying notes included in this annual report, and the financial information set forth under “Item 3A. Selected Financial and Operating Data” as at and for the fiscal years ended March 31, 2018, 2017, 2016, 2015 and 2014.
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
In fiscal year 2018, we collected data on an average of approximately 128 million trips per month representing as many as 7.8 billion vehicle locations per month. We have a global presence, with customers located in approximately 120 countries across six continents for whom we collectively tracked and managed over 676,000 subscribers at March 31, 2018.
We were founded in 1996 in Johannesburg, South Africa, as Matrix Vehicle Tracking Proprietary Limited, and since that time, we have grown both organically and through acquisitions. In 2007, we acquired OmniBridge, which provided fleet management services in both the South African and international markets. In November 2007, we listed our shares on the JSE, in order to facilitate the OmniBridge acquisition. In 2008, we acquired Tripmaster Corporation, located in the United States, Safe Drive (including Safe Drive International Proprietary Limited), located in Australia and Safe Drive FZE, located in the United Arab Emirates. These acquisitions extended our geographic reach, broadened our customer relationships and expanded our driver safety and training solution offerings. In May 2012, we acquired Intellichain, located in South Africa, as part of our strategy to broaden our transportation management software functionality. On August 9, 2013, following a successful United States IPO, the Company’s ADSs were listed on the NYSE and are traded under the symbol MIXT. In December 2013, we acquired a proprietary software development business from Roitech Proprietary Limited, located in South Africa. The acquisition enhanced and broadened our fleet management smart phone application offerings. On November 1, 2014, we acquired the operating business of Compass, a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group’s existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
We derive the majority of our revenues from subscriptions to our fleet and mobile asset management solutions. Our subscriptions generally include access to our SaaS solutions, connectivity, and in many cases, use of an in-vehicle device. We also generate revenues from the sale of in-vehicle devices, which enable customers to use our subscription-based solutions, installation services of our in-vehicle-devices and driver training for fleet customers. We generate sales through the efforts of our direct sales teams, staffed in our regional sales offices, and through our global network of distributors and dealers. Our direct sales teams focus on marketing our fleet solutions to global and multinational enterprise accounts and to other large customer accounts located in regions of the world where we maintain a direct sales presence. Our direct sales teams have industry expertise across multiple industries, including oil and gas, transportation and logistics, government and municipal, bus and coach, rental and leasing, and utilities. In some markets, we rely on a network of distributors and dealers to sell our solutions on our behalf. Our distributors and dealers also install our in-vehicle devices and provide training, technical support and ongoing maintenance for the customers they support.
The table below sets out our historic revenue and profitability indicators.

	Fiscal Year Ended March 31,
	2018	2018	2017	2016
	(In thousands, unless otherwise indicated)
Subscription revenue	$121,315	R1,434,615	R1,239,914	R1,158,229
Subscription revenue growth (%)		15.7%	7.1%	16.0%
Hardware and other revenue	23,498	277,867	300,144	306,792
Hardware and other revenue decline (%)		(7.4%)	(2.2%)	(21.5%)
Total revenue	144,813	1,712,482	1,540,058	1,465,021
Total revenue growth (%)		11.2%	5.1%	5.4%
Operating profit	18,178	214,952	137,862	139,084
Operating profit growth/(decline) (%)		55.9%	(0.9%)	(7.2%)
Operating profit margin (%)		12.6%	9.0%	9.5%
Adjusted EBITDA(1)	37,366	441,866	301,613	277,215
Adjusted EBITDA growth/(decline) (%)		46.5%	8.8%	(2.0%)
Adjusted EBITDA margin (%) (1)		25.8%	19.6%	18.9%
Profit for the year (2)	15,323	181,193	121,441	182,491
Profit for the year growth/(decline) (%)		49.2%	(33.5%)	22.5%
Profit for the year margin (%)		10.6%	7.9%	12.5%

(1)
Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. See “Item 3A. Selected financial and operating data” for a description of this measure and a reconciliation to profit for the year.

(2)
Profit for the year includes net foreign exchange losses of R5.1 million, net foreign exchange gains of R1.5 million and net foreign exchange gains of R144.0 million in fiscal years 2018, 2017 and 2016, respectively.

Subscription revenue has increased as a percentage of total revenue. In fiscal years 2018, 2017 and 2016, subscription revenue represented 83.8%, 80.5% and 79.1% respectively, of our total revenue. In fiscal years 2018, 2017 and 2016, our top 10 customers represented 24.5%, 24.4% and 24.5% respectively, of our subscription revenue.
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
We intend to grow our revenue by adding new customers, selling more subscriptions to existing customers, and expanding our customer base to include industry sectors, customer segments and geographic regions beyond those that we currently serve. We will also continue to evolve our portfolio of products and services by introducing new innovative solutions. We also intend to continue to expand our Adjusted EBITDA margin and unlock further economies of scale as a result of strict cost management and ongoing subscription revenue growth.

Key Financial Measures and Operating Metrics
In addition to financial measures based on our consolidated financial statements, we monitor our business operations using various financially and non-financially derived metrics. The following table presents these measures and metrics.

	Fiscal Year Ended March 31,
	2018	2018	2017	2016
	(In thousands, except basic adjusted earnings per share and subscriber data)
Subscription revenue	$121,315	R1,434,615	R1,239,914	R1,158,229
Adjusted EBITDA	37,366	441,866	301,613	277,215
Basic adjusted earnings per share ($/R)	$0.02	R0.28	R0.17	R0.11
Subscribers	676,866	676,866	622,062	566,177
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
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA and Adjusted EBITDA margin are two of the profit measures reviewed by the chief operating decision maker (“CODM”). We define Adjusted EBITDA as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring IPO costs, insurance reimbursements relating to impaired assets and certain litigation costs. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue. A reconciliation of Adjusted EBITDA to profit for the year and Adjusted EBITDA margin to profit for the year margin is included in “Item 3A. Selected Financial and Operating Data.”
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

Factors Affecting Our Performance

Subscription Revenue Accounting for a Greater Component of Revenue
We are focused on growing our recurring subscription revenue base and entering into more fully bundled deals. As a result of an increase in the total subscriber base, and due to existing subscribers moving to fully-bundled subscriptions in fiscal year 2018, subscription revenue is increasing as a percentage of revenue. In fiscal year 2018, subscription-based revenues accounted for 83.8% of our total revenues, up from 80.5% in 2017 and 79.1% in 2016. We expect to see this trend continue as we grow our base of subscribers, increase the number of fully-bundled subscriptions, maintain our investment in sales and marketing and continue to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services. As we continue to strengthen our position as a leading global SaaS telematics provider, we expect the increasing shift towards fully bundled solutions, which do not require upfront hardware purchases, to continue and contribute to this trend going forward. For further information, refer to “5D. Trend Information”.

Lower hardware sales volumes
    As mentioned above, we continue to see a shift toward fully bundled contracts, which do not require upfront hardware purchases.
The table below shows hardware revenue and hardware gross margin generated for fiscal years 2018, 2017 and 2016. Compared to an increase in total revenue of 11.2%, hardware revenue only increased by 2.4% from fiscal year 2017 to fiscal year 2018.
In fiscal year 2018, hardware revenue accounted for 13.3% of our total revenues, down from 14.4% in 2017 and 15.1% in 2016. The trend toward fully bundled contracts initially has a negative impact on our earnings growth due to the hardware revenue forfeited. In the long term, we believe that the shift to bundled contracts will enhance shareholder value should the contracts go through a renewal cycle.

	Fiscal Year Ended March 31,
	2018	2018	2017	2016
	(In thousands, except subscriber data)
Hardware revenue	$19,260	R227,752	R222,315	R221,306
% movement		2.4%	0.5%	(25.9%)
% of total revenue		13.3%	14.4%	15.1%
Hardware gross margin %		50.6%	53.7%	54.9%
Improved economies of scale
We expect increased subscription revenue growth combined with ongoing cost management to improve our profitability going forward. Since our IPO, we have invested heavily in research and development, and sales and marketing, and have significantly increased the number of bundled solutions sold to customers, which had a short term muting effect on our revenues. In fiscal year 2018, we saw a significant improvement in our Adjusted EBITDA margin as we started to benefit from these historical investments, strict cost management and improved economies of scale. We expect the improvement in our Adjusted EBITDA margin to continue.

	Fiscal Year Ended March 31,
	2018	2018	2017	2016
	(In thousands, unless otherwise indicated)
Subscription revenue	$121,315	R1,434,615	R1,239,914	R1,158,229
Subscription revenue growth (%)		15.7%	7.1%	16.0%
Total revenue	144,813	1,712,482	1,540,058	1,465,021
Total revenue growth (%)		11.2%	5.1%	5.4%
Operating expenses	(77,359)	(914,813)	(903,837)	(887,876)
Operating expenses growth (%)		1.2%	1.8%	11.9%
Operating profit	18,178	214,952	137,862	139,084
Operating profit growth/(decline) (%)		55.9%	(0.9%)	(7.2%)
Operating profit margin (%)		12.6%	9.0%	9.5%
Adjusted EBITDA (1)	37,366	441,866	301,613	277,215
Adjusted EBITDA growth/(decline) (%)		46.5%	8.8%	(2.0%)
Adjusted EBITDA margin (%) (1)		25.8%	19.6%	18.9%

(1)
Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. See “Item 3A. Selected financial and operating data” for a description of these measures and a reconciliation to operating profit, profit and profit margin for the year.

Fluctuations in the value of the South African Rand, our financial reporting currency
The South African Rand is the financial reporting currency for our business operations. Currency fluctuations in the South African Rand may positively or negatively impact our reported income and expenses due to the effects of translating the functional currency of our foreign subsidiaries into Rand at different average exchange rates. Accordingly, some of the changes in the reported operating results are attributable to fluctuations in exchange rates and do not necessarily reflect the underlying operating results. However, at an operating profit level, the impact of exchange rate fluctuations arising during the translation to South African Rands has not had a material impact in fiscal years 2018, 2017 and 2016.
In fiscal year 2018, the Rand strengthened by 7.6% against the U.S. Dollar and by 6.6% against the British Pound, as shown in the table below.

	Average exchange rate for Fiscal Year Ended March 31,
	2018	2017	2016
South African Rand for U.S. Dollars (per $1.00)	12.99	14.06	13.78
% movement	(7.6%)	2.0%	24.6%
South African Rand for British Pound (per £1.00)	17.21	18.42	20.63
% movement	(6.6%)	(10.7%)	15.8%
We expect continued exchange rate volatility in the South African Rand against other major currencies. We provide detailed information about historical U.S. Dollar to South African Rand exchange rates in “Item 3A. Selected Financial and Operating Data” and for more information regarding our foreign currency exchange risk refer to “Item 11. Qualitative and Quantitative Disclosures about Market Risk - Foreign Currency Exchange Risk.”
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
Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and maintain our balanced approach to producing revenue growth, profitability and cash flow. For example, during fiscal year 2017, we implemented restructuring activities in the Europe and the Middle East and Australia segments; in fiscal year 2016, we implemented restructuring activities in Brazil; and, in fiscal year 2015, we implemented restructuring activities in Africa and the Middle East and Australia segments. These restructuring activities adjusted the cost structures in these regions to levels appropriate for prevailing market conditions.

Changing Customer Needs
The Company has noted a blending of product and service types in the various geographies in which it operates and has identified this as an opportunity to increase subscription revenue growth by the addition of new products and services in certain of the regions in which we operate. For example, in fiscal year 2018, we extended our U.S. Hours of Service solution to support the requirements of the ELD legislation. In the second half of fiscal year 2017, we also introduced a new MiX Tabs solution aimed at customers who wish to leverage their investment in our premium fleet solution to do cost effective asset tracking.

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
Basis of Presentation and Key Components of Our Results of Operations
In fiscal year 2018, we managed our business in six segments which include Africa, Americas, Brazil, Europe and the Middle East and Australasia (our regional sales offices (“RSOs”)), and our CSO. CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.
The CODM reviews the segment results on an integral margin basis as defined by management. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions. In respect of revenue, this method of measurement entails reviewing the segment results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.
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
Cost of Sales
Cost of sales associated with our subscription revenue consists primarily of costs related to cellular communications, infrastructure hosting, third-party data providers, service contract maintenance costs, commission paid to third party dealers or distributors, amortization of capitalized software development costs and depreciation of our capitalized installed in-vehicle devices. Cost of sales associated with our hardware revenue includes the cost of the in-vehicle devices, cost of hardware warranty, shipping costs, custom duties, commission paid to third party dealers or distributors, and amortization of capitalized hardware development costs. We capitalize the cost of in-vehicle devices utilized to service customers, for customers selecting our bundled option, and we depreciate these costs from the date of installation over their expected useful lives.
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
Taxes
In fiscal years 2018, 2017 and 2016 our effective tax rates were 15.7%, 18.1%, and 36.9% respectively, compared to a South African statutory rate of 28%. Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any temporary differences.
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
Our Americas, Brazilian, European and Thailand operations have generated cumulative tax losses for which we have not recognized a deferred tax asset. These losses may be utilized going forward against any taxable profits generated in these segments. The losses available to be utilized at March 31, 2018, are R237.3 million, of which R149.4 million relates to our Americas operations.

The recently enacted Tax Cuts and Jobs Act (“TCJA”) eliminated net operating loss carrybacks and limits net operating loss carryforwards. Therefore, the future utilization of losses relating to our American operations against taxable profits may be limited.

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

The constant currency information represents non-IFRS information. We believe this provides a useful basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the period.
5A. OPERATING RESULTS
The following table sets forth certain consolidated income statement data:

	For the year ended March 31,
	2018	2018	2017	2016
	(In thousands, unless otherwise indicated)
Revenue	$144,813	R1,712,482	R1,540,058	R1,465,021
Cost of sales	(49,635)	(586,963)	(498,785)	(439,305)

Gross profit	95,178	1,125,519	1,041,273	1,025,716
Sales and marketing	(15,642)	(184,978)	(181,601)	(203,767)
Administration and other charges (1)	(61,358)	(725,589)	(721,810)	(682,865)

Operating profit	18,178	214,952	137,862	139,084
Finance (cost)/income - net	(6)	(69)	10,391	150,327

Profit before taxation	18,172	214,883	148,253	289,411
Taxation	(2,849)	(33,690)	(26,812)	(106,920)

Profit for the year	$15,323	R181,193	R121,441	R182,491

Attributable to:
Owners of the parent	$15,318	181,134	121,458	182,989
Non-controlling interests	5	59	(17)	(498)
	$15,323	R181,193	R121,441	R182,491

(1)	Includes other income/(expenses) – net.

Results of Operations for Fiscal Year 2018 Compared to Fiscal Year 2017
Revenue

	For the year ended March 31,
	2018	2018	2017	% Change
	(In thousands, except for percentages)
Subscription revenue	$121,315	R1,434,615	R1,239,914	15.7%
Hardware sales	19,260	227,752	222,315	2.4%
Driver training, installation and other	4,238	50,115	77,829	(35.6%)
	$144,813	R1,712,482	R1,540,058	11.2%

Our total revenue increased by R172.4 million, or 11.2%, from fiscal year 2017 to fiscal year 2018. The principal factors affecting our revenue growth included:

•
Subscription revenue grew by R194.7 million, or 15.7% from fiscal year 2017 to fiscal year 2018. Subscription revenue represented 83.8% of our total revenue for fiscal year 2018 compared to 80.5% for the prior year. Our growth in subscription revenue is primarily attributable to both an increase in subscribers, which increased by 8.8% from 622,062 at March 31, 2017, to 676,866 at March 31, 2018 and an increase in average revenue per user (“ARPU”). We again saw ARPU expansion in certain regions such as Africa, Brazil and the Americas, where our fleet ARPUs have continued to increase as a result of bundled deals. Further information in this regard is shown below as part of the discussion of third party revenue and subscription revenue by geography. The growth in Subscription revenue was offset by a decline of R39.9 million or 3.2% as a result of the stronger South African Rand. On a constant currency basis, subscription revenue increased by 18.9% from fiscal year 2017 to fiscal year 2018.

•
Hardware revenue increased by R5.4 million, or 2.4%, from fiscal year 2017 to fiscal year 2018. The increase in hardware revenues in fiscal year 2018 mainly resulted from the European segment, where hardware revenue was R12.9 million higher in fiscal year 2018 than in fiscal year 2017, due to increased sales through both the continental Europe and North African dealer channels. With the exception of Europe and Africa, where hardware revenue was higher, all of the other operating segments recognized lower hardware revenues in fiscal year 2018.

•
Driver training, installation and other revenue declined by R27.7 million, or 35.6%, from fiscal year 2017 to fiscal year 2018. The decrease is primarily related to a decline in installation revenue of R8.4 million in Australia, a decline in driver training revenue of R7.2 million in the Middle East segment and a decline in other revenue of R8.1 million in the Africa segment.

The total revenue growth was offset by a decline of R51.6 million, or 3.4% as a result of the stronger South African Rand. On a constant currency basis, total revenue increased by 14.5% from fiscal year 2017 to fiscal year 2018.

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2018	2018	2017	2018	2018	2017
	(In thousands)
	Total Revenue			Subscription Revenue
Africa	$80,968	R957,478	R859,169	$73,794	R872,646	R772,224
Americas	19,246	227,605	160,419	16,480	194,890	121,462
Middle East and Australasia	23,565	278,665	304,450	16,933	200,241	199,474
Europe	16,343	193,260	177,331	9,742	115,199	113,223
Brazil	4,601	54,430	37,811	4,290	50,735	32,653
CSO	90	1,044	878	76	904	878
Total	$144,813	R1,712,482	R1,540,058	$121,315	R1,434,615	R1,239,914
The Africa segment was the main contributor to our revenue growth in fiscal year 2018. In the Africa segment, total revenue grew by R98.3 million, or 11.4%, primarily due to an increase in subscription revenue of R100.4 million, or 13.0%. The increase in the segment’s subscription revenue was driven by a 7.3% increase in subscribers in fiscal year 2018 and an increase in the number of bundled subscriptions. Hardware and other revenue declined by R2.1 million or 2.4%.
Total revenue in the Americas segment increased by R67.2 million, or 41.9%, in South African Rand terms. The subscriber base increased by 32.0% in fiscal year 2018. Subscription revenue increased by 73.6% on a constant currency basis as subscription revenue continued to receive assistance from the market’s preference for bundled deals across new and existing customers. This strong preference for bundled deals has resulted in a reduction of hardware revenues in fiscal 2018. Total revenue grew by 53.5% on a constant currency basis.
Total revenue in the Middle East and Australasia segment declined by R25.8 million, or 8.5%, in South African Rand terms. Subscription revenue increased by 6.9% on a constant currency basis. Subscribers increased by 5.6% in fiscal year 2018. Total revenue declined by 2.6% on a constant currency basis, as hardware and other revenue was lower than in fiscal year 2017.
Total revenue in the Europe segment increased by R15.9 million, or 9.0%, in South African Rand terms. Subscription revenue growth was 6.0% on a constant currency basis and driven primarily by a 6.0% increase in the subscriber base in fiscal year 2018. Total revenue increased on a constant currency basis by 13.3% due to the increase in subscription revenue as well as increased hardware revenue compared to fiscal 2017.
Total revenue in the Brazil segment increased by R16.6 million, or 44.0%, in South African Rand terms. On a constant currency basis, subscription revenue increased by 63.9% in fiscal year 2018 due to the market’s preference for bundled deals and a 29.9% increase in subscribers in fiscal year 2018. Total revenue grew by 51.8%, on a constant currency basis.
Cost of Sales

	For the year ended March 31,
	2018	2018	2017	% Change
	(In thousands, except for percentages)
Cost of sales	$49,635	R586,963	R498,785	17.7%
Gross profit margin	65.7%	65.7%	67.6%
Gross profit margin - subscription	70.1%	70.1%	72.7%
Gross profit margin - hardware	50.6%	50.6%	53.7%
Compared to an increase in total revenue of R172.4 million, or 11.2%, cost of sales increased by R88.2 million, or 17.7%, from fiscal year 2017 to fiscal year 2018. This resulted in a lower gross profit margin of 65.7% in fiscal year 2018 compared to 67.6% in fiscal year 2017.

Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 83.8% of total revenue compared to 80.5% in fiscal year 2017. During fiscal 2018, subscription revenue gross profit margins were lower than in fiscal 2017. The Company's gross profit margin in fiscal 2018 includes higher depreciation charges related to in-vehicle devices and high value peripherals used in certain of its bundled fleet contracts.
Sales and Marketing
Sales and marketing costs increased by R3.4 million, or 1.9%, from fiscal year 2017 to fiscal year 2018 despite an 11.2% increase in total revenue. This was as a result of strict cost management. The increase in fiscal year 2018 was as a result of a R13.8 million increase in employee costs offset by a R8.8 million decrease in advertising and marketing spend and other decreases of R1.6 million, none of which were individually significant. In fiscal year 2018, sales and marketing costs represented 10.8% of revenue compared to 11.8% of revenue in fiscal year 2017. Due to higher than expected hardware revenues, the fiscal 2018 ratio was marginally below the estimates contained in our Form 20-F for the fiscal year ended March 31, 2017, where we advised that in future periods we expected these costs to remain relatively constant as a percentage of revenue (i.e.11% to 12% of revenue).
Administration and Other Expenses
Administration and other expenses (including other income/(expenses) - net) increased by R3.8 million, or 0.5%, from fiscal year 2017 to fiscal year 2018.
Employee costs increased by R7.8 million, while there were increases in the bad debt provision of R6.8 million, professional fees of R11.4 million and enterprise and skills development spend of R8.5 million. The increase in employee costs was mainly as a result of R7.6 million due to cost of living adjustments and headcount movements and an increase of R24.6 million in bonus expenses, offset by R24.4 million in restructuring cost savings. These increases were offset by the non-recurring R14.6 million restructuring provision expense in fiscal year 2017, and R17.6 million attributable to the effect of the stronger South African Rand. The net impact of other smaller variances, none of which were individually material, contributed R1.5 million to the increase.

Finance (costs)/income—Net
Our net finance costs were R0.1 million in fiscal year 2018, compared to net finance income of R10.4 million in fiscal year 2017.
Net finance costs in fiscal year 2018, included net foreign exchange losses of R5.1 million compared to net foreign exchange gains of R1.5 million in fiscal year 2017.
Finance income relating to cash and cash equivalents decreased by R5.5 million, or 39.5%, from fiscal year 2017 to fiscal year 2018, largely due to R477.6 million from the U.S. Dollar IPO proceeds being converted to Rands during fiscal year 2017. These Rand funds were placed on call until the end of August 2016, when R473.7 million of the funds were utilized to effect the fiscal 2017 share repurchase transaction. Please refer to “Item 7B. Related Party Transactions” for details on the specific repurchase from a related party. R5.7 million of interest income was earned while these funds were on call.
Finance costs decreased by R1.7 million in fiscal year 2018 mainly due to the discounting impact of R3.2 million related to the fiscal 2017 share repurchase transaction without similar costs in fiscal year 2018. Please refer to “Item 7B. Related Party Transactions” for details on the specific repurchase from a related party.
We manage interest as a net cost and, when we have surplus cash available, we deposit cash in interest-bearing accounts.

Taxation

		For the year ended March 31,
	2018	2018	2017	% Change
	(In thousands, except for percentages)
Taxation	$2,849	R33,690	R26,812	25.7%
Effective tax rate	15.7%	15.7%	18.1%

Taxation expense increased by R6.9 million, or 25.7%, while our effective tax rate decreased by 2.4% to 15.7% in fiscal year 2018. A reconciliation of our effective tax rate to the South African corporate tax rate of 28% for both fiscal years 2018 and 2017, together with additional information on the section 11D allowances relating to the deduction of research and development tax incentives by MiX Telematics International Proprietary Limited, is presented in note 28 to the consolidated financial statements. In fiscal year 2018 the effective tax rate declined by 13.1% as a result of certain non-taxable foreign exchange movements. In fiscal 2017 non-taxable foreign exchange differences decreased the tax rate by 10.7%. Further information is set out in note 28 to the consolidated financial statements. Note that the deferred tax not recognized on assessed losses in fiscal year 2018, as disclosed in note 28 to the consolidated financial statements, relates primarily to the Americas segment.

Results of Operations for Fiscal Year 2017 Compared to Fiscal Year 2016
Revenue

	For the year ended March 31,
	2017	2016	% Change
	(In thousands, except for percentages)
Subscription revenue	R1,239,914	R1,158,229	7.1%
Hardware sales	222,315	221,306	0.5%
Other	77,829	85,486	(9.0%)
	R1,540,058	R1,465,021	5.1%

Our total revenue increased by R75.0 million, or 5.1%, from fiscal year 2016 to fiscal year 2017. The principal factors affecting our revenue growth included:

•
Subscription revenue, which grew by R81.7 million, or 7.1%. Subscription revenue represented 80.5% of our total revenue for fiscal year 2017 compared to 79.1% for the prior year. Our growth in subscription revenue was primarily attributable to an increase in subscribers, which increased by 9.9% from 566,177 at March 31, 2016, to 622,062 at March 31, 2017, and the effect of the weaker South African Rand, which added R5.3 million, or 0.5%, to our subscription revenue as a result of translating the results of our foreign operations to South African Rand at a higher average rate in the 2017 fiscal year (refer to “Factors Affecting our Performance” above). Overall, there was no significant fluctuation in our ARPU, on a constant currency basis. In certain regions, particularly Brazil and the Americas, our fleet ARPUs have started to increase as a result of higher levels of bundled deals. Further information in this regard is shown below as part of the discussion of third party revenue and subscription revenue by geography.

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

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2017	2016	2017	2016
	(In thousands)
	Total Revenue		Subscription Revenue
Africa	R859,169	R807,907	R772,224	R711,208
Europe	177,331	161,987	113,223	110,251
Americas	160,419	156,940	121,462	115,413
Middle East and Australasia	304,450	313,927	199,474	202,163
Brazil	37,811	23,129	32,653	18,063
CSO	878	1,131	878	1,131
Total	R1,540,058	R1,465,021	R1,239,914	R1,158,229
The Africa segment was the main contributor to our revenue growth in fiscal year 2017. In the Africa segment, total revenue grew by R51.3 million, or 6.3%, primarily due to an increase in subscription revenue of R61.0 million, or 8.6%. The increase in the segment’s subscription revenue was driven by an 11.2% increase in subscribers in fiscal year 2017. Hardware and other revenue declined by R9.7 million or 10.1% as there was a significant contract rollout in the leasing sector which included the upfront purchase and installation of in-vehicle devices by the customer during fiscal year 2016.
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
Total revenue in the Middle East and Australasia segment declined by R9.5 million, or 3.0%, in South African Rand terms. Subscription revenue declined by 4.2% in constant currency despite a 2.5% increase in subscribers in fiscal year 2017. The overall decline in subscription revenue is attributable to economic headwinds experienced by the segment, due to its primary focus being on the mining and oil and gas sectors where decreased spending by fleets with higher ARPUs and downward pressure on subscription prices resulted in a decline in the segment’s overall ARPU. Total revenue declined by 5.9% on a constant currency basis, as hardware revenue was also lower than in fiscal year 2016.
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

Cost of Sales

	For the year ended March 31,
	2017	2016	% Change
	(In thousands, except for percentages)
Cost of sales	R498,785	R439,305	13.5%
Gross profit margin	67.6%	70.0%
Gross profit margin - subscription	72.7%	75.8%
Gross profit margin - hardware	53.7%	54.9%
Compared to an increase in total revenue of R75.0 million, or 5.1%, cost of sales increased by R59.5 million, or 13.5%, from fiscal year 2016 to fiscal year 2017. This resulted in a lower gross profit margin of 67.6% in fiscal year 2017.
Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 80.5% of total revenue compared to 79.1% in fiscal year 2016. During fiscal 2017, subscription revenue gross profit margins were lower than in fiscal 2016. Increased infrastructure costs due to the commencement of our transition from legacy data centers, where we owned certain equipment, toward cloud-based infrastructure and services were the most significant contributor to the decline. This transition also supports the roll out of our new back-end platform, MiX Lightning, and new products such as MiX Journey Management, MiX Hours of Service and MiX Go.
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
Administration and Other Expenses
Administration and other charges (including other income/(expenses) - net) increased by R38.9 million, or 5.7%, from fiscal year 2016 to fiscal year 2017. This increase was the result of a R35.1 million increase in employee costs consisting of R14.0 million due to cost of living adjustments, R6.3 million due to headcount movements and staff promotions and an increase of R21.1 million in bonus expenses, offset by declines in share-based payment expense and other employee costs of R2.4 million and R3.9 million, respectively. In addition, restructuring costs of R15.0 million were provided for in respect of restructuring plans implemented by the Europe and Middle East and Australasia segments. Refer to note 19 of the consolidated financial statements for further details on the restructuring plans. A R4.9 million increase in the bad debt provision also contributed to the cost increase. These increases were offset by reductions in travel costs, asset impairments and costs arising from investigating strategic alternatives incurred in fiscal year 2016 without similar costs in 2017, of R7.8 million, R2.4 million and R5.0 million, respectively. Details of the transaction costs arising from investigating strategic alternatives incurred in fiscal year 2016 are described in note 23 of the consolidated financial statements.

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
Finance income relating to cash and cash equivalents increased by R6.8 million, or 92.7%, largely due to R477.6 million from the U.S. Dollar IPO proceeds being converted to Rands during fiscal year 2017. These Rand funds were placed on call until the end of August 2016, when R473.7 million of the funds were utilized to effect the fiscal 2017 share repurchase transaction. Please refer to “Item 7B. Related Party Transactions” for details on the specific repurchase from a related party. R5.7 million of interest income was earned while these funds were on call. The IPO proceeds were maintained primarily in U.S. Dollars during the 2016 fiscal year and interest was earned at marginal interest rates.
Finance costs increased by R3.8 million in fiscal year 2017 mainly due to the discounting impact of R3.2 million related to the fiscal 2017 share repurchase transaction. Please refer to “Item 7B. Related Party Transactions” for details on the specific repurchase from a related party.
We manage interest as a net cost and, when we have surplus cash available, we prepay our debt facilities when permissible or deposit cash in interest-bearing accounts.
Taxation

	For the year ended March 31,
	2017	2016	% Change
	(In thousands, except for percentages)
Taxation	R26,812	R106,920	(74.9%)
Effective tax rate	18.1%	36.9%

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
JOBS Act
The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company (“EGC”). Subject to certain conditions set forth in the JOBS Act, if, as an EGC we choose to rely on such exemptions, we may not be required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation, which would not apply to us in any event so long as we remain a foreign private issuer. These exemptions will apply until the last day of our fiscal year 2019, or until we no longer meet the requirements of being an EGC, whichever is earlier.
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
Significant Accounting Policies
Revenue Recognition
We recognize revenue at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of our activities. Revenue mainly includes amounts earned on the sale of hardware, subscription sales and installation revenue. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
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
Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.
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

Computer Software, Technology, In-House Software, Product Development and Customer Relationships
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (two to five years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products controlled by us are capitalized as intangible assets when it is feasible to complete the software or product so that it will be available for use, management intends to complete the software or product and use it or sell it, there is an ability to use or sell the software or product, it can be demonstrated how the software or product will generate probable future economic benefits, adequate technical, financial and other resources to complete the development and use or sell the software or product are available and the expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs that are capitalized as part of intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred. Technology, in-house software and product development costs are capitalized on the basis of costs incurred to acquire and bring them into use. The recognized assets have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. In addition, they are amortized over their estimated useful lives (one to 15 years).
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (two to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.
Impairment of Non-Financial Assets
Assets that have an indefinite useful life, goodwill and intangible assets that are not ready to use are not subject to amortization but are tested annually for impairment or whenever there is an indication of impairment. Assets subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recognize an impairment loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value. For purposes of assessing impairment, we group assets at the operating segment level. At each reporting date, we review non-financial assets other than goodwill that have suffered an impairment for possible reversal of the impairment.
Non-current assets held for sale
Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, and financial assets, which are specifically exempt from this requirement. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.
Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

Impairment of financial assets
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
Loans and receivables
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
Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade and other payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method.
Net cash and cash equivalents
Net cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available for use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.
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
Our interests in subsidiaries include certain loans denominated in foreign currencies which are repayable by agreement of both parties. Realization of such loans will result in taxable foreign exchange differences in accordance with prevailing legislation in South Africa. Although we control the timing of the reversal of these temporary differences, given the volatility of the South African Rand and based on our current assessment, it is considered probable that the temporary difference relating to a loan between us and a South African subsidiary will reverse in the foreseeable future. Hence, a deferred tax liability has been recognized in respect of these temporary differences.
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
Allocation between in-vehicle devices and inventory
The allocation between in-vehicle devices and inventory reflects our estimates of how units are expected to be sold, thereby it is a significant area of judgement for the Group.
Recent Accounting Pronouncements
There are no IFRS or International Financial Reporting Interpretations Committee (“IFRIC”), interpretations that are effective for the first time during fiscal year 2018 that had a material impact on our consolidated financial statements.
Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2018 reporting period, and have not been early adopted by the Group in fiscal year 2018. The effects of adopting IFRS 9, IFRS 15 and IFRS 16 are described below. Management is in the final stages of its project to adopt IFRS 9, IFRS 15 and IFRS 16, and as such, the figures mentioned below represent only our current expectations of the impact of these standards.
IFRS 9 Financial Instruments (effective date: January 1, 2018)
IFRS 9, ‘Financial Instruments’, addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39, ‘Financial Instruments: Recognition and Measurement’ with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 also introduces a new impairment model and aligns hedge accounting more closely with an entity’s risk management. The standard is effective for us from April 1, 2018.
The most relevant change to the Group is the requirement to use an expected loss model, instead of the incurred loss model, which is currently being used when assessing the recoverability of trade and other receivables. Based on the expected credit loss model contained in IFRS 9, the expected increase in the provision for doubtful debts at April 1, 2018 is between R2.0 million and R4.0 million.

IFRS 15 - Revenue from contracts with customers (effective date: January 1, 2018)
IFRS 15 ‘Revenue from contracts with customers’ replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts.’ It is a single, comprehensive revenue recognition model for all contracts with customers and has the objective of achieving greater consistency in the recognition and presentation of revenue. In terms of the new standard, revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018 and therefore is applicable for us from April 1, 2018.

The standard permits a modified retrospective cumulative catch-up approach for the adoption, which we have decided to apply. Under this approach we will recognize transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements only need to be applied to contracts that are not completed as of April 1, 2018.

We have assessed the impact of applying IFRS 15 on our financial statements and have identified the following areas that will be affected:

Costs incurred in obtaining a contract

Commissions incurred to acquire contracts need to be capitalized and amortized, unless the amortization period is 12 months or less. Currently, we expense commissions. Under IFRS 15, the amortization expense reflects the settlement of the related performance obligations, which, depending on the specific contract, may include hardware, installation, training and/or service. To the extent commission capitalized is commensurate, the commission attributable to service will be amortized over the minimum contractual period or, if shorter, the expected life of the contract. To the extent it is not commensurate, the commission capitalized that is attributable to service will be amortized over the expected life of the contract.

The expected impact at April 1, 2018 is as follows:

–	Capitalized commission asset with a net book value of between R43.0 million and R48.0 million; and

–	Additional recurring commission liability of between R6.0 million and R8.0 million.

Recurring commission is commission which is payable for each month the customer remains with us. Since the commission relates to acquiring a customer contract, as part of the adoption of IFRS 15, a recurring commission liability will be recognized at the date on which the contract is acquired. The measurement will reflect the total commission payable over the minimum contractual period, or if shorter, the expected life of the contract, together with the effect of the time value of money, where significant. Under current accounting the recurring commissions are accrued for on a monthly basis.

Amortization expense of external commissions capitalized under IFRS 15 will be recognized in cost of sales, while that of internal commissions will be recognized in sales and marketing costs. Commissions not capitalized under the 12-month practical expedient will also be classified in the same manner. This is in line with the current income statement presentation of the commission expense. The impact of IFRS 15 on both cost of sales and sales and marketing costs for fiscal 2019 is not expected to be material based on current forecasts.

Significant financing:

In respect of contracts for which we receive payment more than 12 months in advance, interest expense will need to be accrued on the income received in advance liability. This will result in the revenue being measured at a higher amount when it is recognized, compared to current accounting.

At April 1, 2018, it is expected that the income received in advance liability (which will be disclosed as ‘liabilities related to contracts with customers’) will be between R1.0 million and R3.0 million higher than the balance at March 31, 2018.

Fixed escalations:

Fixed escalations will need to be spread evenly over the contract period resulting in the related revenue being different to what is actually billed. In the earlier part of the contract, revenue will be higher than the amount billed, while in the latter part, it will be lower. Currently, we recognize the increase in revenue due to fixed escalations only once the escalations are effective.

A contract asset of between R1.0 million and R2.0 million is expected to be recognized on April 1, 2018 reflecting the amount by which revenue should have been higher under IFRS 15 in periods prior to March 31, 2018 as a result of straight-lining the fixed escalations.

IFRS 16 - Leases (effective date: January 1, 2019)
IFRS 16, ‘Leases’ replaces IAS 17, ‘Leases’, and addresses the accounting and disclosures of leases.

The standard provides a single lessee accounting model, requiring lessees to recognize right-of use assets and lease liabilities for all leases unless the lease term is 12 months or less or, the underlying asset is a low-value asset. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that we will be applying IFRS 15 from April 1, 2018, we decided to also adopt IFRS 16 from this date.

We have chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives. We lease land and buildings, office equipment and vehicles which are currently treated as operating leases.

The expected impact at April 1, 2018 is as follows:

–	Right-of-use asset with a net book value of between R29.0 million and R32.0 million

–	Lease liability (net of accruals/prepayments already recognized) of between R31.0 million and R35.0 million.

Summary of the expected impact at April 1, 2018 of adopting IFRS 9, IFRS 15 & IFRS 16:

IFRS 9 Assets	(R2.0 million to R4.0 million)
IFRS 15 Assets	R44.0 million to R50.0 million
IFRS 16 Assets	R29.0 million to R32.0 million
Total Assets	R71.0 million to R78.0 million

IFRS 15 Liabilities	R7.0 million to R11.0 million
IFRS 16 Liabilities	R31.0 million to R35.0 million
Deferred tax liabilities	R6.0 million to R10.0 million
Total liabilities	R44.0 million to R56.0 million

Net increase in retained income	R22.0 million to R27.0 million

Summary of the expected impact on fiscal 2019 results of adopting IFRS 9, IFRS 15 & IFRS 16:

The impact on profit after tax for fiscal 2019 is not expected to be material.

5B. LIQUIDITY AND CAPITAL RESOURCES
We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future. Please refer to note 12 to the consolidated financial statements, which includes details of the credit worthiness of the financial institutions where cash and cash equivalents are held, as well as the currencies in which cash and cash equivalents were denominated in at March 31, 2018, 2017 and 2016.
The following tables provide a summary of our cash flows for each of the three years ended March 31, 2018, 2017 and 2016:

	Fiscal Year Ended March 31,
	2018	2018	2017	2016
	(In thousands)
Cash generated from operating activities	$29,869	R353,208	R323,571	R240,434
Cash used in investing activities	(28,931)	(342,135)	(292,894)	(249,714)
Cash used in financing activities	(5,286)	(62,494)	(519,576)	(223,229)
Effects of exchange rate (losses)/gains on cash	(1,216)	(14,374)	(15,530)	165,856
Net decrease in cash and cash equivalents	($5,564)	(R65,795)	(R504,429)	(R66,653)
In fiscal year 2018, the cash used in financing activities includes share repurchases of R18.7 million and dividends paid of R53.2 million. In fiscal year 2017, the cash used in financing activities includes share repurchases of R473.7 million and dividends paid of R53.0 million. In fiscal year 2016, the cash used in financing activities includes share repurchases of R123.8 million and dividends paid of R107.2 million.

The Group has minimum liquidity risk due to the recurring nature of its income and the availability of the cash resources set out below:

	Fiscal Year Ended March 31,
	2018	2018	2017
	(In thousands)
Cash and cash equivalents, net of overdrafts	$24,569	R290,538	R356,333
We fund our operations, capital expenditure and acquisitions through cash generated from operating activities, cash on hand and our undrawn borrowing facilities.
Following the completion of our IPO of ADSs in fiscal year 2014, we discontinued our then policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth. During fiscal year 2016, after a strategic review, the Board decided to reintroduce the Company’s policy of paying regular dividends, which are considered on a quarter-by-quarter basis.
On May 23, 2017, the MiX Telematics Limited Board approved a share repurchase program of up to R270 million under which the Company may repurchase its ordinary shares, including ADSs. We expect any repurchases under this share repurchase program to be funded out of existing cash resources. Refer to “Item 7A. Major Shareholders” for information regarding our share repurchase program.
Operating Activities
Net cash generated from operating activities in fiscal year 2018 increased to R353.2 million from R323.6 million in the prior year, which is primarily attributable to improved cash generated from operations before working capital changes of R149.3 million offset by negative net working capital changes of R113.4 million, lower interest received of R4.2 million and increased taxation paid of R2.1 million. Net cash generated from operating activities during fiscal year 2018 consisted of our operating profit (after excluding non-cash charges) of R494.6 million, a net investment in working capital of R81.6 million, net interest received of R4.8 million and taxes paid of R64.7 million.

Net cash generated from operating activities in fiscal year 2017 increased to R323.6 million from R240.4 million in fiscal year 2016 which is primarily attributable to improved cash generated from operations before working capital changes of R22.1 million and positive net working capital changes of R61.2 million. Net cash generated from operating activities during fiscal year 2017 consisted of our operating profit (after excluding non-cash charges) of R345.3 million, a net reduction in working capital investments of R31.8 million, net interest received of R9.1 million and taxes paid of R62.6 million.
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
Investing Activities
Net cash used in investing activities in fiscal year 2018 increased to R342.1 million from R292.9 million in fiscal year 2017. Net cash used in investing activities during fiscal year 2018 primarily consisted of capital expenditures of R338.3 million. Capital expenditures during the year included purchases of intangible assets of R99.6 million, which included capitalized development costs of R67.2 million, customer relationships of R5.3 million, as well as computer software, technology, in-house software and other intangibles of R27.1 million, and cash paid to purchase property, plant, and equipment of R238.6 million, which included in-vehicle devices of R229.8 million. In addition, net cash used in investing activities also included a net increase in restricted cash of R8.3 million offset by proceeds on sale of property, plant and equipment and intangible assets of R4.4 million.
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
Financing Activities
In fiscal year 2018, net cash used in financing activities was R62.5 million. The net cash used in financing activities in fiscal year 2018 included share repurchases of R18.7 million, dividends paid of R53.2 million and the acquisition of non-controlling interest of R1.4 million, offset by R10.7 million in proceeds received from the issuance of shares relating to share options exercised under the share option scheme.
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

Credit Facilities
At March 31, 2018, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft) of R290.5 million ($24.6 million) and unutilized borrowing capacity of R70.8 million ($6.0 million) available through our credit facilities.
Our principal sources of credit are our facilities with Standard Bank Limited and Nedbank Limited. We have a R70.0 million overdraft facility and an unutilized vehicle and asset finance facility of R8.5 million with Standard Bank Limited that bear interest at South African Prime less 1.2%. At March 31, 2018, R17.7 million ($1.5 million) was utilized under the overdraft facility. We use this facility as part of our foreign currency hedging strategy. We draw down on this facility in the applicable foreign currency in order to fix the exchange rate on existing balance sheet foreign currency exposure that we anticipate settling in that foreign currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by the Company and our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by the Company and MiX Telematics International Proprietary Limited.
During fiscal year 2014, we entered into a R10.0 million facility from Nedbank Limited that bears interest at South African Prime less 2%. As at March 31, 2018, the facility was undrawn. We use this facility for working capital purposes in our Africa operations.
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

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For our disclosures in respect of research and development, technology and intellectual property please refer to “Item 4B. Business Overview.”
5D. TREND INFORMATION
Subscription revenue is our largest and fastest growing component of total revenue. The table below sets out subscription revenue and total subscribers for each of the eight quarters in the period ending March 31, 2018.

	For the Quarter Ended,
	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
Subscription Revenue (R’000)	373,623	376,364	349,262	335,367	321,708	310,695	301,337	306,174
Subscribers	676,866	664,816	640,158	625,602	622,062	605,317	584,994	577,950
Subscription revenue increased sequentially in each of the quarters presented except for the quarters ending September 30, 2016 and March 31, 2018 where the decline in subscription revenue was as a result of the impact of the Rand strengthening primarily against the British Pound and U.S. Dollar.
Subscription revenue growth is primarily due to increases in the number of total subscribers in each quarter.
Historical trends in profitability may be affected by hardware revenue fluctuations, caused by long sales cycles for our enterprise fleet management solutions and an increasing trend towards fully-bundled subscriptions as opposed to upfront hardware purchases.
In fiscal years 2018, 2017 and 2016, our subscription revenue derived from customers in the oil and gas industry was in excess of 20% of subscription revenue and represents our single biggest vertical amongst our enterprise fleet management customers. Our oil and gas customers are primarily in the Americas and Middle East regions. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices, product demand and supply affect our customers’ spending habits. We have seen consistent subscriber growth in this market vertical throughout fiscal 2018, which can be attributed to increased industry activity as a result of rising crude oil prices and increased demand for natural gas.

5E. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities which are not consolidated.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual cash obligations at the end of fiscal year 2018 are summarized in the following table:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	R27,778	R14,625	R10,894	R2,259	—
Approved and committed capital commitments	28,647	28,647	—	—	—
Outstanding purchase obligations	23,663	23,579	84	—	—
Total	R80,088	R66,851	R10,978	2,259	—
Total contractual obligations as of March 31, 2018, were R80.1 million ($6.8 million).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
The names of the senior management and directors of MiX Telematics Limited, their ages at July 2, 2018, and their positions, are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa, 1685.

Name	Age	Position
Senior Management
Stefan Joselowitz	59	President and Chief Executive Officer / Director
Paul Dell	36	Interim Chief Financial Officer / Director
Charles Tasker	54	Chief Operating Officer / Director
Catherine Lewis	43	Executive Vice President — Technology
Gert Pretorius	50	Executive Vice President — Africa

Non-Executive Directors
Robin Frew	58	Chairman
Enos Banda	52	Director
Richard Bruyns	65	Director
Fundiswa Roji-Maplanka	42	Director
Ian Jacobs	41	Director
Anthony Welton	70	Director
Senior Management
Stefan Joselowitz has served as our Chief Executive Officer, and as a member of our Board of Directors, since he founded the Group in 1996. In 2008, he relocated to the United States as part of our global expansion strategy. Since founding MiX, Stefan Joselowitz has overseen six acquisitions. He successfully orchestrated the Company’s listing on the JSE in 2007 and in 2013 led the team that listed the Company on the NYSE, in the process concluding a $65 million capital raising to fund future growth. Prior to MiX, from 1984 to 1995, he served as Chief Executive Officer, and previously, Sales Director, of Shurlok Proprietary Limited, a developer of electronic systems for the automotive industry, helping to build the company into a leader in the field of vehicle safety and security.
Paul Dell has served as the Interim Chief Financial Officer and as a member of our Board of Directors since February 2017. Prior to his appointment to this position, he was our Group Financial Controller from September 2012 and before that he served as Group Financial Manager from July 2010 when he joined the Group. From October 2007 to June 2010, Paul Dell served as Group Internal Audit Manager and then Group Accountant at Batemen Engineering, an international project management business based in South Africa. He was previously employed by PricewaterhouseCoopers Inc. from November 2003 to September 2007, during which time he completed two secondments to the United States. He is a registered chartered accountant in South Africa.
Charles Tasker has served as the Chief Operating Officer since June 2014 and has served as a member of our Board of Directors since August 2007. Prior to assuming the position of Chief Operating Officer, Charles Tasker served as the Executive responsible for Fleet Solutions worldwide since our acquisition of OmniBridge in 2007. Prior to MiX, Charles Tasker founded DataPro in 1986, an Internet service provider and software development company, which was acquired by Control Instruments Group Limited in 1996. As part of that acquisition, Charles Tasker joined Control Instruments to lead its fleet management business, which became OmniBridge. Charles Tasker has more than 25 years of entrepreneurial and management experience working with companies in the technology sector.
Catherine Lewis, our Executive Vice President for Technology, joined the business formerly known as OmniBridge in May 2001, and in November 2013 was promoted to Managing Director of MiX’s Central Services Organisation. Catherine Lewis is the custodian of the MiX Telematics brand and is responsible for product management and development, the hosting and operations of the MiX SaaS platform, marketing, business systems, technical support and manufacturing. Catherine Lewis holds a Business Science degree with Honors in Information Systems from the University of Cape Town.

Gert Pretorius, an Executive Vice President, was appointed Managing Director of MiX Africa from October 2016, and served as the Executive Vice President for Information Systems from June 2014 to May 2017. He served as the Executive responsible for Africa Fleet Solutions from January 2012 to June 2014. Gert Pretorius has served in various other senior sales and operations roles at MiX before being appointed Chief Operating Officer for MiX Africa in 2010. Previously, Gert Pretorius served as Operations Manager for OmniBridge. From 1998 until joining OmniBridge, Gert Pretorius held senior executive roles at fleet management companies including Super Group and Daimler Fleet Management and in the security industry at Coin Security Group.
Directors
Robin Frew, a non-executive director (independent in terms of the NYSE Listing Standards, but not in terms of the JSE Listings Requirements), has served as a member of our Board of Directors since January 1996 and was appointed Chairman of the Board of Directors in October 2016; he is also a member of the Nominations and Remuneration Committee. Robin Frew was a Founding Director and Chief Executive Officer of Radiospoor Telecommunications Limited, a specialist provider of mobile cellular services. Radiospoor was involved in the Cellular industry as a service provider to the Vodacom and MTN businesses from the outset in 1993. Radiospoor listed its business on the Johannesburg Stock Exchange in 1997. The business was sold in 2001. Robin Frew then co-founded a private equity investment business and currently manages a private investment partnership, Masalini Capital Proprietary Limited, in the role of Managing Director.
Richard Bruyns an independent non-executive director, has served on our Board of Directors from August 2007. In October 2016, he was appointed as the Lead Independent Non-Executive Director and Chairman of the Nominations and Remuneration Committee. He is also a member of our Audit and Risk Committee, and our Social and Ethics Committee. Richard Bruyns has been managing listed companies since 1998, when he was with Hodgson and Darling, and has served as a member and/or chairman of board committees of various listed companies over the years.
Enos Banda an independent non-executive director, has served as a member of our Board of Directors since May 2013. Enos Banda is also a member of our Audit and Risk Committee. Enos Banda is the chief executive officer of Anergi Holding Company, a pan-Africa Power company since 2017, and has served as a non-executive director of Super Group Limited since July 2011. Furthermore, Enos Banda has been a member of a number of boards of listed and unlisted international and South African companies, including serving as chairman of Gold Reef Resorts Limited, which merged with Tsogo Sun, from July 2009 to February 2011. He has served as chairman of the South African National Electricity Regulator and chairman of the Municipal Infrastructure Investment Unit of the South African Government. Enos Banda was country head for global bank Credit Suisse First Boston and later, head of sub-Saharan Africa for HSBC Corporate and Investment Bank. Enos Banda has practised law in both the United States and in South Africa, and is a member of the New York law bar and an Advocate of the Supreme Court of South Africa. Enos Banda is a Senior Associate and Faculty Member of the University of Cambridge Institute on Sustainability Leadership and serves on the US Board of the South Africa Washington International Program, a non-profit organization that supports emerging South African leaders.
Ian Jacobs an independent non-executive director, was elected as a member of our Board of Directors in June 2016, and serves as a member of our Nominations and Remuneration Committee. Ian Jacobs graduated from Yeshiva University, New York in 1997. He worked as a research analyst focused on small capitalization companies from 1997 to 2002 at Schroders, Sidoti & Co. and Goldman Sachs & Co., respectively. In 2003, after graduating from Columbia Business School, New York, Ian Jacobs joined Berkshire Hathaway Inc. where he worked on investment research and other projects as directed by the chairman/CEO. In 2009, Ian Jacobs left Berkshire Hathaway Inc. and founded 402 Capital LLC, a concentrated value focused manager that invests in businesses with structural competitive advantage.
Anthony Welton an independent non-executive director, has served as a member of our Board of Directors since February 2008. Anthony Welton is chairman of the Audit and Risk Committee and is a member of our Social and Ethics Committee. Anthony Welton has also served as a member of the Nominations and Remuneration Committee from March 2013 to May 2017. His qualifications and the experience gained during his career as a financial director of JSE listed companies, which spanned the years from 1986 to 2009, have provided him with the necessary expertise to undertake these key roles. He is a member of the South African Institute of Chartered Accountants.
Fundiswa Roji-Maplanka an independent non-executive director, was elected as a member of our Board of Directors in October 2017. She is the chairperson of the Social and Ethics Committee and also serves as a member of our Audit and Risk Committee. Fundiswa Roji-Maplanka is a Chartered Accountant and is the founding partner of an investment holding company, Dlondlobala Capital, which she co-founded in 2015. Fundiswa Roji-Maplanka has professional experience in finance, audit, corporate governance, strategy, private equity, mergers & acquisitions, investment management, and investor relations. Fundiswa Roji-Maplanka was a senior manager responsible for strategy and investor relations at the Imperial Group until the end of 2014. Prior to joining the Imperial Group, she worked for over a decade at Kagiso Trust Investments, and later at Kagiso Tiso Holdings as a director of investments. During Fundiswa Roji-Maplanka’s tenure at Kagiso Trust Investments, she was a member of various boards across industries including Macsteel, Bytes Technology Group, Multotec, UTI Pharma and Universal Print Group. Fundiswa Roji-Maplanka was a member of the boards of radio assets of Kagiso Media, including Jacaranda FM and East Coast Radio, as part of managing the Media and ICT portfolio of the Kagiso Group. In the public arena, Fundiswa Roji-Maplanka has served on the board of Technology Innovation Agency and on the audit committee of the Commission for Gender Equality. Fundiswa Roji-Maplanka has also served as a non-executive director of the South African Venture Capital Association and is currently a member of the boards of the following non-profit organizations that focus on youth, education and health: Soul City Institute, and Programme for Improved Learning (PILO). She is currently serving as a trustee of two empowerment trusts; Ikwezi Trust, and the Imperial and Ukhamba Community Development Trust.

6B. COMPENSATION
Compensation of Directors and Executive Officers
Non-Executive Director Compensation
Fees payable to non-executive directors are proposed and reviewed biannually by our Nominations and Remuneration Committee and recommended to our Board of Directors, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. At the annual meeting of shareholders held on September 19, 2017, our shareholders approved non-executive director fees for a period of two years from the passing of the resolution (i.e. September 2017) or until its renewal, whichever is the earliest. These fees are set out below:

Annual Fee
Description	(In thousands)
Director’s fee	R330
Audit and Risk Committee member *	170
Nominations and Remuneration Committee member *	70
Social and Ethics Committee member *	55
Chairman of the Board *	360
Lead Independent Director *	240
Chairman of the Audit and Risk Committee **	240
Chairman of the Nominations and Remuneration Committee **	105
Chairman of the Social and Ethics Committee **	100
*    In addition to the directors’ fee
**     Includes committee membership fee
Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or long-term incentive plans. We do not set aside or accrue any amounts to provide pension, retirements or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2018 was R3.9 million (2017: R3.5 million).

The following table sets forth the amounts paid to our non-executive directors for fiscal year 2018.

	Fiscal Year ended March 31,
	2018	2018
Non-Executive Directors	(In thousands)
Richard Bruyns (1)	$65	R773
Enos Banda	41	486
Christopher Ewing (1) (2)	29	348
Robin Frew (1)	63	746
Ian Jacobs	33	386
Anthony Welton	52	614
Fundiswa Roji-Maplanka (3)	25	292
Sub-total	308	3,645
Value-added tax (1)	22	266
Total	$330	R3,911

(1)	Value-added tax included as part of certain invoices received. Directors’ fees shown exclude value-added tax.

(2)	Resigned from the Board with effect from November 7, 2017.

(3)	Appointed to the Board with effect from October 3, 2017.

Executive Director and Other Senior Management Compensation
Our remuneration policy is formulated to attract and retain high-caliber executives and motivate them to develop and implement our business strategy in order to optimize long-term shareholder value. Our objective is to have our remuneration policy conform to best practice standards. Our remuneration policy is based on the following key principles:

•	total rewards are set at levels that are considered to be responsible and competitive within the relevant market;

•	total incentive-based rewards are earned through the achievement of demanding growth and return targets consistent with shareholder interests over the short, medium and long-term:

•	Incentive plans, performance measures and targets are structured to operate soundly throughout the business cycle; and

•	the design of long-term incentive plans is prudent and does not expose shareholders to unreasonable financial risk.
Executive compensation is comprised of the following four principal elements:

•	basic salary and travel allowances;

•	bi-annual incentive bonuses;

•	share incentive plans; and

•	retirement and other benefits including group life and health insurance.
The aggregate compensation, including benefits in kind, for our executive directors and other senior management for fiscal year 2018, was approximately R38.9 million.

The following table sets forth the amounts paid to our executive committee members for fiscal year 2018.

	Fiscal Year ended March 31, 2018
	Salary and Allowances (2)	Other Benefits (3)	Retirement Benefits	Performance Bonuses (4)	Total
Executives (1)	(In thousands)
Stefan Joselowitz (5)	R6,841	—	—	R6,737	R13,578
Charles Tasker (5)	5,393	—	—	4,133	9,526
Paul Dell	1,844	100	71	1,750	3,765
Gert Pretorius	2,573	268	433	3,299	6,573
Catherine Lewis	2,570	122	130	2,603	5,425
Total	R19,221	R490	R634	R18,522	R38,867

(1)	Each of the listed executives is party to an employment contract with us as described in “Executive Employment Contracts”.

(2)	Allowances include cost of living and travel allowances.

(3)	Other benefits represent group life and health insurance.

(4)	Performance bonuses are based on actual amounts paid during the financial year.

(5)	Individual paid in U.S. Dollars. The amounts paid to individuals in U.S. Dollars have been translated into South African Rand at the exchange rate applicable at the time of payment.

Basic Salary

The basic salary of each executive is subject to annual review and is set to be reasonable and competitive with reference to external market practice in similar companies, which are comparable in terms of size, market sector, business complexity and international scope. Company performance, individual performance and changes in responsibilities are also taken into account when determining annual basic salaries.
Bi-Annual Incentive Bonus
All executives are eligible to receive a performance-related bi-annual bonus. Our Nominations and Remuneration Committee reviews bonuses at the half-year and at year-end, and determines the bonus level based on performance criteria set at the start of the performance period. The criteria include targets relating to subscription revenue growth, operating profit, Adjusted EBITDA targets, cash generated by operations and certain discretionary elements. The short-term incentive program is available to executive directors, senior executives and selected employees. Cash bonuses to senior executives and executive directors are approved by our Nominations and Remuneration Committee.
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
As at March 31, 2018, executive committee members have been issued equity incentives under the TeliMatrix Group Executive Incentive Scheme and under the LTIP.
The TeliMatrix Group Executive Incentive Plan is a share option plan. The share option plan and the award of share options to executive directors and senior executives is controlled by the Nominations and Remuneration Committee. Historically, motivations for the award of share options were presented by the Chief Executive Officer to the Nominations and Remuneration Committee which, after review and consideration, recommended the award of such options as it deemed fit to the Board for approval. Selected participants received grants of share options which are conditional rights to receive MiX shares at prices equal to the exercise price. Vesting of options is subject to time and performance conditions. The performance conditions and period were determined by the Board on a grant-by-grant basis in respect of each new grant of options.
The targets and measuring terms relating to each issue are detailed in the letter of grant. After vesting, the options will become exercisable. Upon exercise by a participant, the Company settles the value of options by delivering MiX shares that will be issued out of authorized unissued MiX shares. These options are treated as equity-settled instruments.
Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2018, options to purchase 9,100,000 of our ordinary shares with a weighted average exercise price of R3.09 per share were outstanding, and options for the purchase of 7,350,000 such shares were fully vested.
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
The following table sets forth the outstanding stock-based compensation benefits (share options and SARs) for executives at March 31, 2018.

Share options	November 7, 2012 (In thousands)	September 10, 2014 (In thousands)	Total (In thousands)
Stefan Joselowitz (1)	2,500	—	2,500
Charles Tasker (1)	2,000	1,500	3,500
Gert Pretorius	1,100	1,000	2,100
Catherine Lewis	—	1,000	1,000
	5,600	3,500	9,100
Option strike price (cents per share)	246	411
JSE share price on grant date (cents per share)	300	411
Expiry date	November 7, 2018	September 10, 2020
Performance conditions
Minimum shareholder return of	10%	10%

SARs	August 31, 2015 000s	May 30, 2016 000s	November 24, 2016 000s	May 30, 2017 000s	Total 000s
Stefan Joselowitz (1)	1,000	1,000	—	1,100	3,100
Charles Tasker (1)	750	750	875	1,100	3,475
Paul Dell (1)	200	200	875	1,100	2,375
Gert Pretorius	500	500	875	1,100	2,975
Catherine Lewis	500	500	875	1,100	2,975
	2,950	2,950	3,500	5,500	14,900
JSE share price on grant date (cents per share)	319	289	328	345
Expiry date	August 31, 2021	May 30, 2022	November 24, 2022	May 30, 2023
Performance conditions
Minimum shareholder return of	10%	10%	10%	10%
(1)    Executive director at March 31, 2018.

Retirement Benefits
It is our policy to provide retirement benefits to all our South African, United Kingdom, United States, Brazilian, Romanian and Australian employees.
All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the U.K. plan is subject to the United Kingdom Pensions Act 2008, and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social. In Romania there is a mandatory social security contribution paid to the state budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015).
For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered.
The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2018, 2017 and 2016, we contributed an aggregate of R27.1 million, R29.4 million and R27.1 million respectively, in respect of the retirement benefits.
Life Insurance
We offer group life insurance coverage up to nine times the basic annual salary for a number of employees, and absence cover for eligible employees who are long-term absentees for up to age 65 if the absence is due to illness or injury, or for up to three years if the absence is due to any other reason.
Health Care
We offer health care insurance for certain employees and their dependents. The health plan provides coverage for in-patient, day-patient and out-patient treatments and employees have the option of adding certain enhancements, such as additional hospital, dental and optical cover, to their plans.
Other Benefits
Executives are compensated on a cost-to-company basis and as part of their package, may be entitled to a car allowance, provident fund contributions, medical, and death and disability insurance. The provision of these benefits is considered to be market competitive for executive positions.

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

•	The inclusion of confidentiality, assignment of inventions and restraint of trade agreements.
The annual cost to company salary package of our executives is as follows:

•	Stefan Joselowitz. Stefan Joselowitz is paid an annual cost to company salary package of $536,954.

•	Paul Dell. Paul Dell is paid an annual cost to company salary package of R2,120,000 ($179,274).

•	Charles Tasker. Charles Tasker is paid an annual cost to company salary package of $423,300.

•	Gert Pretorius. Gert Pretorius is paid an annual cost to company salary package of R3,605,000 ($304,850).

•	Catherine Lewis. Catherine Lewis is paid an annual cost to company salary package of R2,991,357 ($252,958).
External Appointments
Executive directors are not permitted to hold external directorships or offices, other than those of a personal nature, without the approval of our Board of Directors.
Indemnification Agreements and Policies; Insurance
Our Memorandum of Incorporation provides that we may:

•	advance expenses to a director, or directly or indirectly indemnify a director in respect of the defense of legal proceedings, as set forth in Section 78(4) of the Companies Act of South Africa;

•	indemnify a director in respect of liability as set forth in Section 78(5) of the Companies Act; and

•	purchase insurance to protect us or a director as set forth in Section 78(7) of the Companies Act.
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

Non-Executive Director	Initial appointment to the Board of Directors	Year Current Term Expires

Richard Bruyns	August 2007	2018*
Enos Banda	May 2013	2019
Fundiswa Roji-Maplanka (1)	October 2017	2020
Robin Frew	January 1996	2019
Anthony Welton	February 2008	2020
Ian Jacobs	June 2016	2018*

Executive Director
Stefan Joselowitz	January 1996	Indefinite
Paul Dell	February 2017	Indefinite
Charles Tasker	August 2007	Indefinite

*	Proposed re-election to be approved by shareholders at our annual general meeting to be held on September 26, 2018.
(1)	Appointed to the board with effect from October 3, 2017. Appointment to be confirmed by shareholders at our annual general meeting to be held on September 26, 2018.
Please refer to “Item 6B. Compensation – Executive Employment Contracts” for further details in respect of the termination of executive director contracts. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
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
Our Board of Directors has established committees to assist in the execution of its responsibilities. Each committee operates in accordance with approved terms of reference (a charter) and the performance of each committee is reviewed annually by our Board of Directors. The following is a brief description of each of the committees and their respective duties:
Audit and Risk Committee
Our Audit and Risk Committee assists our Board of Directors in matters relating to internal controls, financial reporting, external audit, internal audit, risk management and regulatory compliance. The Audit and Risk Committee operates under written terms of reference (a charter) that satisfies the applicable standards of the JSE, Companies Act, SEC and the NYSE. Our Audit and Risk Committee’s responsibilities include:

•	reviewing internal control systems developed by management;

•	evaluating the effectiveness of the internal audit process in terms of its scope, execution, coverage, independence, skills, performance and position within the organization;

•	reviewing internal controls over financial reporting, which include disclosure controls and procedures;

•	evaluation of the effectiveness of the internal control frameworks and reviewing whether recommendations made by the external and internal auditors and advisers have been implemented;

•	considering the security of our computer systems and evaluating contingency plans in the event of systems breakdowns and disasters;

•	annually recommending the appointment of a registered and independent external auditor and determining the scope of engagement, fees and considering their independence;

•
overseeing the financial reporting process and reviewing the quarterly results announcements, interim financial statements, annual financial statements, the annual report, SEC filings including the Form 20-F, preliminary announcements and special documents prior to release;

•
reviewing, with management and the external auditor, the financial statements, key accounting policies, practices and estimates, any changes to accounting policies and estimates and judgements, significant adjustments, unadjusted differences and any disagreements;

•	reviewing processes to ensure that reliable and efficient risk management strategies (including a combined assurance model), policies and risk insurance programs are in place; and

•	reviewing the process for monitoring compliance with laws and regulations, including the King IV Report on Corporate Governance in South Africa.

Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. Since our listing on the NYSE our Audit and Risk Committee has been comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE Listings Requirements. A representative from both the outsourced internal audit function and the external auditors attend meetings. The Interim Chief Financial Officer and the Chief Executive Officer attend all meetings. The Chairperson of our Social and Ethics Committee is also a member of the Audit and Risk Committee. The committee meets at least six times a year, with two meetings a year focused on risk management. As of March 31, 2018, the members of our Audit and Risk Committee were Anthony Welton (chairperson), Enos Banda, Richard Bruyns and Fundiswa Roji-Maplanka. Anthony Welton is our audit committee financial expert as defined by SEC rules.
Nominations and Remuneration Committee
This committee is responsible for:

•	overseeing that the Company’s remuneration strategy is market-related, competitive and business relevant in order to attract, retain and motivate diverse talent required to drive the desired behavior;

•
reviewing and approving the Company’s Remuneration Policy and Implementation Report, based on principles of fair, responsible and transparent remuneration and as required by the King IV Report on Corporate Governance in South Africa;

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
The committee meets at least four times a year. As of March 31, 2018, the members of our Nominations and Remuneration Committee were Richard Bruyns (chairperson), Robin Frew and Ian Jacobs. Our Nominations and

Remuneration Committee is composed solely of independent directors within the meaning of SEC and NYSE rules of independence.
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

•
labor and employment, including our standing in terms of the International Labor Organization Protocol on decent work and working conditions, our employment relationships and our contribution toward the educational development of our employees.

The Chief Executive Officer and Interim Chief Financial Officer are invited to attend all meetings. The committee meets at least three times a year. As of March 31, 2018, the members of our Social and Ethics Committee were Fundiswa Roji-Maplanka (chairperson), Richard Bruyns and Anthony Welton.
Executive Committee
We have also established an Executive Committee that is responsible for devising our strategy for recommendation to our Board of Directors and to implement the strategies and policies approved by our Board of Directors. Our Executive Committee is also responsible for our day-to-day business and affairs. As of March 31, 2018, the current members of our Executive Committee were Stefan Joselowitz, Charles Tasker, Paul Dell, Gert Pretorius and Catherine Lewis.
6D. EMPLOYEES
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2018	2017	2016
South Africa	840	833	866
United States	58	51	62
United Kingdom	53	56	49
United Arab Emirates	34	47	52
Australia	35	36	37
Brazil	22	17	14
Uganda	4	5	5
Romania	5	10	3
Thailand	3	1	1
Total	1,054	1,056	1,089

Full-time	983	1,032	1,067
Part-time	71	24	22
Total	1,054	1,056	1,089

6E. SHARE OWNERSHIP
The table below sets forth information with respect to the beneficial ownership of our shares as of June 15, 2018, by each of our directors and executive officers. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of June 15, 2018, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 564,586,438 ordinary shares outstanding at June 15, 2018 (excludes 40,000,000 treasury shares held by MiX Investments Proprietary Limited, a wholly owned subsidiary of the Company).

	June 15, 2018
	Number of ordinary shares beneficially owned (In thousands)	Percentage of beneficial ownership
Non-executive
Richard Bruyns (1)	3,697	*
Enos Banda	—	—
Robin Frew (2)	63,847	11.3%
Anthony Welton (3)	—	—
Fundiswa Roji-Maplanka	—	—
Ian Jacobs (4)	241	*
Executive
Stefan Joselowitz (5)	28,842	5.1%
Charles Tasker (6)	4,807	*
Gert Pretorius (7)	1,938	*
Catherine Lewis (8)	2,025	*
Paul Dell	1	*
All directors and executive officers as a group (9)	105,398	18.7%
*    Less than 1%.

(1)
Includes 3,696,563 ordinary shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Richard Bruyns.

(2)
Includes 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited and 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster. Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew. Includes 2,637,040 ordinary shares held by Thynk Capital Proprietary Limited (“Thynk”). Thynk is now wholly owned by Robin Frew and he is also the sole director and therefore has full voting and investment power over the shares owned by Thynk. Excludes 70,261,440 ordinary shares held by the GAF Family Trust, as to which Robin Frew disclaims beneficial ownership as he is a discretionary beneficiary but not a trustee.

(3)	Excludes 235,000 ordinary shares owned by Anthony Welton’s spouse, as to which he disclaims beneficial ownership.

(4)	Ian Jacobs disclaims beneficial ownership with respect to any shares other than the shares owned directly and of record by Ian Jacobs.

(5)
Includes options to purchase 2,500,000 ordinary shares that are currently or will be exercisable within 60 days after June 15 2018, provided that the performance conditions in respect of minimum shareholder return have been met.

(6)
Includes options to purchase 2,750,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2018, provided that the performance conditions in respect of minimum shareholder return have been met. Excludes 2,428,154 shares held by his spouse, to which Charles Tasker disclaims beneficial ownership.

(7)
Includes options to purchase 1,600,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2018, provided that the performance conditions in respect of minimum shareholder return have been met.

(8)
Includes options to purchase 500,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2018, provided that the performance conditions in respect of minimum shareholder return have been met.

(9)
Includes options to purchase 7,350,000 ordinary shares that are currently or will be exercisable within 60 days after June 15, 2018, provided that the performance conditions in respect of minimum shareholder return have been met.

Please refer to “Item 6B. Compensation”, which sets forth details of the share incentive plan and the outstanding stock-based compensation benefits held by executives at March 31, 2018.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of June 15, 2018, our issued share capital consisted of 604,586,438 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The following table sets forth, as of June 15, 2018, certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name of beneficial owner (1)	Total shareholding	% of shares in issue (2)
GAF Trust (3)	70,261,440	11.6%
Masalini Capital Proprietary Limited (4)	60,410,880	10.0%
MiX Telematics Investments Proprietary Limited (5)	40,000,000	6.6%

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	The percentages shown are based on 604,586,438 ordinary shares issued and outstanding as of June 15, 2018.

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
As of June 15, 2018, we had 1,613 holders of record of our ordinary shares. This includes nine holders of record in the United States, who held approximately 64.05% of our total issued shares in the form of either ordinary shares or ADSs. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.
Significant Changes in the Ownership of Major Shareholders

Fiscal Year 2018

Share Repurchase Program

On May 23, 2017, the MiX Telematics Board of Directors approved a share repurchase program of up to R270 million under which the Company may repurchase its ordinary shares, including ADSs. The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources. See note

13 to our consolidated financial statements for further details about the share repurchase program. At March 31, 2018, 5,015,660 shares were repurchased for an aggregate repurchase consideration of R18.7 million or $1.6 million under the share repurchase program. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company. Refer to “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on shares repurchased during the 2018 fiscal year.
Fiscal Year 2017

Specific Repurchase of Shares from Related Party

On April 29, 2016, the Company entered into a share repurchase agreement with Imperial Holdings Limited and Imperial Corporate Services Proprietary Limited, a wholly owned subsidiary of Imperial Holdings Limited, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services Proprietary Limited at R2.36 ($0.18) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $35.3 million. At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No.71 of 2008, at which point the transaction was accounted for in terms of IFRS. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.
Fiscal Year 2016
On September 11, 2015, the MiX Telematics Board approved a share repurchase program under which 40,000,000 shares were repurchased at a total cost of R123.8 million (at an average price of R3.09 per share).

7B. RELATED PARTY TRANSACTIONS
The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2018. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.
TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited)
In November 2007, we entered into a lease agreement with TPF Investments Proprietary Limited (“TPF Investments”) for our Midrand, South Africa, office. Robin Frew, a non-executive director, is a director on the board of TPF Investments. The GAF Trust, of which an immediate family member of Robin Frew’s is a trustee, owns all the equity interests in TPF Investments. From April 1, 2018, through May 31, 2018, and for fiscal year 2018, we paid TPF Investments R1.2 million ($0.1 million) and R8.3 million ($0.7 million), respectively.
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

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS
Our ordinary shares are traded on the JSE under the symbol “MIX” and our ADSs are traded on the NYSE under the symbol “MIXT”. The tables below show the high and low closing prices in South African Rand for our ordinary shares on the JSE and the high and low closing prices in U.S. Dollar for our ADSs on the NYSE for the periods indicated:

	JSE (“MIX”)		Average daily trading volume (1)
	High	Low
	(R)		(in shares)
Fiscal year ended March 31,
2018	7.51	2.92	385,715
2017	4.25	2.25	456,282
2016	3.90	2.10	250,250
2015	4.75	2.67	310,704
2014	6.50	3.10	323,455
Fiscal quarter ended
March 31, 2018	7.51	5.49	189,578
December 31, 2017	6.59	5.10	568,460
September 30, 2017	5.45	4.00	347,568
June 30, 2017	4.15	2.92	436,560
March 31, 2017	4.25	3.23	391,882
December 31, 2016	3.70	3.10	139,680
September 30, 2016	3.52	2.60	821,816
June 30, 2016	3.10	2.25	460,997
Month
June 2018 (through June 15, 2018)	10.35	9.66	361,020
May 2018	9.99	8.44	545,512
April 2018	8.44	7.29	420,627
March 2018	7.51	6.00	415,380
February 2018	6.67	5.68	94,632
January 2018	6.60	5.49	70,618
December 2017	6.59	6.00	459,709

Source:	JSE

	NYSE (“MIXT”)		Average daily trading volume (1)
	High	Low
	($)		(in ADSs)
Fiscal year ended March 31,
2018	16.03	5.72	73,411
2017	8.02	3.79	46,321
2016	8.13	3.40	36,616
2015	11.70	5.49	39,273
2014 (from August 9, 2013)	18.12	10.29	100,382
Fiscal quarter ended
March 31, 2018	16.03	11.46	91,921
December 31, 2017	12.95	9.69	62,227
September 30, 2017	9.94	7.66	80,230
June 30, 2017	8.25	5.72	59,852
March 31, 2017	8.02	6.30	98,913
December 31, 2016	6.74	5.74	27,948
September 30, 2016	6.39	4.52	28,833
June 30, 2016	5.18	3.79	30,946
Month
June 2018 (through June 15, 2018)	20.08	17.65	174,091
May 2018	20.69	16.77	146,636
April 2018	16.90	15.43	87,281
March 2018	16.03	13.38	149,676
February 2018	14.00	12.68	78,868
January 2018	12.74	11.46	45,976
December 2017	12.95	11.11	58,620

Source:	NYSE

(1)	Calculated based on the total volume traded over the number of trading days during the respective period.
On June 15, 2018, the closing price of our ordinary shares on the JSE was R10.35 per ordinary share and the closing price of our ADSs on the NYSE was $19.02.
9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
The principal market for the ordinary shares of MiX Telematics Limited is the JSE and are traded under the symbol “MIX.” The Company’s ADSs are listed on the NYSE and are traded under the symbol “MIXT.” BNYM serves as depositary with respect to the ADSs.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.

9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
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

10C. MATERIAL CONTRACTS
The following sets forth a summary of our material contracts other than those entered into in the ordinary course of business:
Lease Agreement

•
Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited (now MiX Telematics Africa Proprietary Limited) and the addendums thereto, the last of which took effect on April 1, 2017 (Exhibit numbers 4.3 and 4.15)

Refer to “Item 7B. Related Party Transactions –TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited, formerly Thynk Industrial One Proprietary Limited)” for a summary of this agreement.

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

Banking Facility Letters

•	Facility Letter, dated February 25, 2013, between The Standard Bank of South Africa Limited and the Company (Exhibit number 4.10)
Refer to “Item 5B. Liquidity and Capital Resources” for a summary of this agreement.

•	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited (Exhibit number 4.11)
Refer to “Item 5B. Liquidity and Capital Resources” for a summary of this agreement.

Network Services Agreement

•
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited (“MTN”) and MiX Telematics Africa Proprietary Limited (“MiX Africa”), as amended by an addendum effective July 10, 2012 (Exhibit number 4.12)

On July 10, 2012, MiX Africa, a wholly-owned subsidiary of the Company, entered into an amended agreement for MTN to supply cellular telephony network services to MiX Africa. Under the terms of the agreement, MTN will use its cellular network to transmit data from our customers’ in-vehicle devices to the Company’s data centers to position, track and/or recover vehicles.
Under the terms of the agreement, MTN is entitled to claw back payments from MiX Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R43.7 million at March 31, 2018. Portions of this agreement have been granted confidential treatment.
Recovery Services Agreement

•	Agreement, effective October 1, 2017, between MiX Telematics Africa Proprietary Limited (“MiX Africa”) and Super Group Trading Proprietary Limited (“Super Group”) (Exhibit number 4.13)
Effective October 1, 2017, MiX Africa entered into an agreement with the Super Group for vehicle recovery services in respect of stolen vehicles fitted with MiX Africa tracking devices. These services are rendered in South Africa.
The agreement stipulates that it will continue indefinitely until terminated by either party in terms of the breach provisions or upon 90 days’ written notice to the other party.
Under the terms of the agreement MiX Africa receives a monthly invoice which consists of a fixed monthly cost. Additional variable charges in respect of actual vehicle recovery services performed by the Super Group are invoiced monthly in arrears. Portions of this agreement have been granted confidential treatment.
Web Services Agreement

•	AWS Customer Agreement, effective October 1, 2014, between Amazon Web Services, Inc. (“AWS”) and MiX Telematics International Proprietary Limited (“MiX International”)(Exhibit number 4.20).
On October 1, 2014, MiX International, a wholly-owned subsidiary of the Company, entered into an agreement for AWS to provide managed infrastructure and hosting services to the MiX Group. Under the terms of the agreement, AWS will, inter alia, ultimately host the majority of the MiX Group’s SaaS platform, underlying software and data.
The agreement stipulates that it will continue indefinitely until terminated by either party in accordance with the terms of the agreement. MiX International may terminate the agreement for any reason by providing AWS with notice and closing the account for all services for which AWS provides an account closing mechanism. Under the terms of the agreement, service fees and charges are billed monthly.

10D. EXCHANGE CONTROLS
South African exchange control regulations are administered by the Financial Surveillance Department (“FSD”) of the South African Reserve Bank and are applied throughout the Common Monetary Area (“CMA”) (this CMA includes the Republics of South Africa and Namibia, and the Kingdoms of Lesotho and Swaziland). The FSD regulates transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

Repatriation of IPO proceeds
The South African Reserve Bank (“SARB”) required the net proceeds from the IPO to be maintained in South Africa. We have obtained approval from the FSD to use MiX Telematics Investments Proprietary Limited (“MiX Investments”) as a domestic treasury management company in South Africa. The IPO proceeds have been transferred to and held by MiX Investments. MiX Investments has discretion as to the denomination of the funds but is required to report details of the functional currency used to SARB on an annual basis.
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

Dividend Income
Dividends declared by a South African resident company are exempt from income tax in the hands of the South African recipients. A withholding tax, known as dividends tax, is levied at 20% on dividends distributed by a South African resident company to its shareholders, whether those shareholders are South African residents or non-residents, subject to certain exemptions that may be available to the shareholder.
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

Where a company repurchases its own shares, the proceeds, to the extent that they are not out of contributed tax capital, are treated as a dividend. The exception to this rule is where a listed company repurchases its own shares on the market (i.e. effectively only off-market deals are treated as potentially giving rise to dividends).
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

Type of Taxpayer	Inclusion Rate of the Capital Gain to be Included in Taxable Income	Statutory Income Tax Rate	Effective Rate
	(%)	(%)	(%)
Individuals	40.0	0 – 45.0	0 – 18.0
Trusts
Special	40.0	0 – 45.0	0 – 18.0
Other	80.0	45.0	36.0
Life assurers
Individual policyholder fund	40.0	30.0	12.0
Company policyholder fund	80.0	28.0	22.4
Risk policy or Corporate fund	80.0	28.0	22.4
Untaxed policyholder fund	—	—	—
Most companies	80.0	28.0	22.4
Permanent establishments (branches) of non-resident companies	80.0	28.0	22.4
Collective investment schemes	—	—	—
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

Corporate Tax
For fiscal years 2018, 2017 and 2016 the corporate tax rate is 28% of taxable income.
Securities Transfer Tax
Securities Transfer Tax is levied in respect of any transfer of securities (except where there is no change in beneficial ownership) at the rate of 0.25% of the taxable amount of such securities being the value or consideration given for the securities or (effectively) the market value, whichever is the higher, determined according to the Securities Transfer Tax Act,

No. 25 of 2007. The company (if the securities are unlisted) or the central securities depositary participant (if the securities are listed) is liable for the Securities Transfer Tax, but it has a right of recovery against the transferee. A security is defined as any share in a company, member’s interest in a close corporation, or right or entitlement to receive any distribution from a company or close corporation.

Estate Duty
Estate duty is levied in terms of the Estate Duty Act No. 45 of 1955 and constitutes a tax which is levied on the dutiable value of the deceased estate at a rate of 20% on the first R30.0 million and at a rate of 25% on dutiable values above R30.0 million. A natural person who is ordinarily resident in South Africa is liable for estate duty on his or her worldwide estate on the date of their death. There are certain exemptions and deductions available. The most important deductions are bequests to a surviving spouse and also bequests to public benefit organizations. Any CGT triggered by death (see above) will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, the estate duty will be taxable on any amount in excess of R3.5 million ($0.3 million). To the extent that the first-dying spouse has not availed of the exemption of R3.5 million in full, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter’s death. Non-residents are subject to estate duty on the same basis, but limited to assets located in South Africa.

Value-Added Tax
Value-Added Tax is an indirect tax on the consumption of goods and services in the South African economy, levied in terms of the Value-Added Tax Act No. 89 of 1991, on the consideration of taxable supplies of goods and services, with exports being zero-rated (0%). Financial services (including transfers of shares and debt instruments and the making available of credit) are exempt from value added taxes.

The Value-Added Tax rate has increased from 14% to 15% as of April 1, 2018.

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
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the U.S. federal income tax consequences of acquiring, holding and disposing of the ordinary shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Convention Between the Republic of South Africa

and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on the provisions of the deposit agreement entered into with the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
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
U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in their particular circumstances.
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

PFIC Rules
Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2018. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the “IRS”, will not assert that we are a PFIC. A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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
10F. DIVIDENDS AND PAYING AGENTS
Not applicable.
10G. STATEMENTS BY EXPERTS
Not applicable.
10H. DOCUMENTS ON DISPLAY
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a FPI, the SEC’s rules do not require us to file quarterly reports on Form 10-Q, among other things. We do produce quarterly financial reports and furnish them to the SEC on a 6-K form not later than two months after the end of each of the first three quarters of our fiscal year and file our annual report on Form 20-F no later than 4 months after the end of our fiscal year.
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
Foreign Currency Exchange Risk
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of re-measurements where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Foreign currency transaction exposure has historically resulted primarily from intercompany transactions and customer and vendor transactions denominated in currencies other than the functional currency of the legal entity entering into the transaction. Foreign exchange gains and losses arising from exchange rate movements, which can be volatile, are recorded in the income statement. This remains our primary source of exchange rate exposure risk.
Currently, our significant foreign currency exposures are those with respect to the U.S. Dollar, the Australian Dollar, the Euro, the British Pound and the Brazilian Real. An unfavorable exchange rate movement with respect to any of these currencies against the South African Rand would expose us to losses. For fiscal year 2018, based on our financial position at March 31, 2018, we estimated that a 5% strengthening in the functional versus the denominated currency would have resulted in a decline of R2.4 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time. Of the R2.4 million decline in pre-tax income, R0.8 million relates to foreign exchange exposure arising from South African Rand and U.S. Dollar exchange rate movements. Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries, whose functional currency is not the South African Rand, into the South African Rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into South African Rand using period-end exchange rates and their income statements are translated into South African Rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded exchange differences on translating foreign operations of R60.3 million in the statement of comprehensive income for fiscal year 2018.
For fiscal year 2018, approximately 47.9% of our revenues were denominated in a currency other than the South African Rand, and 39.3% of our operating expenses were generated by subsidiaries whose functional currency is not the South African Rand and, therefore, are subject to foreign currency translation exposure. We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk and we also have not hedged the exposure from the U.S. Dollar cash reserves held in MiX Investments. Currently, we have a policy in place to hedge the remaining significant transaction risks that take into account foreign currency debits, credits and determines a net on balance sheet position. This net position is then offset by a foreign currency bank account in anticipation of the expenditure or receipt of cash. Our policy is in effect primarily in our South African, European, Middle East and Australasian operations and has not been implemented for our Brazilian operations. We do not plan to implement this policy in our United States operation as all significant trading income and expenses and resulting debits and credits are denominated in U.S. Dollars.
Interest Rate Fluctuation Risk
We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase in the interest rate as at March 31, 2018 of 100 basis points for South African Rand denominated instruments would have increased profit or loss before tax by R1.8 million.

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
As of June 15, 2018, the U.S. Dollar proceeds were used as follows:

In thousands ($)
Proceeds received from IPO	65,472
Interest received	250
Share issue costs paid from the proceeds	(1,786)
Loan to MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (1)	(5,600)
Loan to MiX Telematics Europe Limited (2)	(1,580)
Loan to MiX Telematics North America, Inc. (2)	(16,039)
ADS and share repurchases (3)	(7,817)
Cash converted to South African Rand to facilitate specific repurchase of shares from related party (4)	(30,647)
Provisional tax payment on foreign exchange gains arising from South African Rand bank accounts	(1,002)
Settlement of loan from MiX Telematics Limited	(1,250)
Bank charges	(1)
Balance of remaining proceeds held in MiX Investments’ deposit accounts as at June 15, 2018	—

(1)
These loans were extended to our subsidiary in Brazil in order to facilitate the planned expansion in the region and to provide financing for in-vehicle devices for bundled deals. The loans are denominated in Brazilian Real.

(2)
These loans were extended to these subsidiaries to facilitate growth, investments in infrastructure and sales and marketing and to provide financing for in-vehicle devices for bundled deals. The loan extended to MiX Telematics Europe Limited was denominated in British Pound while the loan extended to MiX Telematics North America, Inc. was denominated in U.S. Dollars.

(3)	See below for further details on the fiscal year 2016 share repurchase program:
During fiscal 2016, the MiX Telematics Board approved a share repurchase program under which the Group could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million (at an average price of R3.09 per share) by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group. The following terms were applicable to the share repurchase program:

•
The Group could repurchase its shares from time to time in its discretion through open-market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions.

•	This share repurchase program could be discontinued at any time by the Board of Directors, and the Group had no obligation to repurchase any amount of its securities under the program.

•	The repurchase program was funded out of existing cash resources
As a result of the above share repurchase programme, MiX Investments Proprietary Limited holds 40,000,000 treasury shares consisting of 973,954 ADS's (each ADS representing 25 ordinary shares) and 15,651,115 ordinary shares of the Company.

(4)	See note 13 to our consolidated financial statements for further details on the fiscal year 2017 specific share repurchase agreement from related party.
As of June 15, 2018 approximately $1.7 million of the $23.2 million loan funding advanced to subsidiaries is still available for use.
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

ITEM 15. CONTROLS AND PROCEDURES
15A. DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Interim Chief Financial Officer, we evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as of March 31, 2018. Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.
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
MiX’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Interim Chief Financial Officer to provide reasonable assurance as to the reliability of MiX’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB
.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of MiX’s internal control over financial reporting as of March 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013)”. Based on this assessment, our management has determined that, as of March 31, 2018, MiX’s internal control over financial reporting was effective.

15C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTANCY FIRM
This annual report does not include an attestation report from our registered public accounting firm. As a qualifying EGC under the JOBS Act, we are currently exempt from having our independent auditors assess our internal control over financial reporting under Section 404(b) of SOX. When we cease to qualify as an EGC, on the last day of fiscal year 2019, we will be required to include an attestation report from our registered public accounting firm.

15D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
We previously disclosed that in fiscal year 2016, that there was a significant deficiency within our Americas segment that required remediation and, that during fiscal year 2017, certain aspects of the significant deficiency remained outstanding. In fiscal year 2018, we did not identify a significant deficiency in the Americas segment. This was attributed to the cumulative impact of control measures implemented, these included:

•	Appointing key finance staff with extensive controls experience;

•	Ongoing training of finance staff on control procedures;

•	Ongoing testing and review of key controls by the group risk function; and

•	Ongoing oversight from head office finance regarding monitoring controls.

.

16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Anthony Welton, independent non-executive chairperson of the Audit and Risk Committee, is an “audit committee financial expert” as defined by the rules of the SEC and is independent both under the NYSE Listing Standards and the JSE Listings Requirements. The Board has also determined that the combined knowledge, skills and experience of the Audit and Risk Committee as well as their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Anthony Welton, to discharge the responsibilities of the Audit and Risk Committee.
16B. CODE OF ETHICS
We have a Code of Ethics and Conduct which applies to all of our directors, officers and employees, and is underpinned by MiX’s philosophy of honesty, integrity, equity, respect and dignity. The Code of Ethics and Conduct has been communicated to employees, suppliers, service providers and is available on our website at http://www.mixtelematics.com/about-us/corporate-governance. This website is not incorporated by reference in this annual report. Any amendment or waiver of the code as it relates to our Chief Executive Officer, Interim Chief Financial Officer, principal accounting officer or controller will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.
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
16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants Deloitte & Touche (previously PricewaterhouseCoopers Inc.) for each of fiscal years 2018 and 2017:

	2018	2018	2017
	(In thousands)
Audit fees (1)	$1,021	R12,076	R8,821
Tax fees (2)	62	730	721
All other fees (3)	14	167	583
Total (4)	$1,097	R12,973	R10,125

(1)	In fiscal year 2018, audit fees include R2.2 million in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

(2)	In fiscal year 2018, tax fees includes R0.2 million in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

(3)	In fiscal year 2018, other fees includes R0.1 million in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

(4)
In respect of our Audit and Risk Committee approval process, all of the non-audit and audit fees paid to Deloitte & Touche and PricewaterhouseCoopers Inc. have been pre-approved by the Audit and Risk Committee.

Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the audit of statutory financial statements of our subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements that are services that only an external auditor can reasonably provide.
Tax fees include fees billed for tax compliance and consulting services, including assistance in the preparation of original and amended tax returns; tax advice relating to VAT, tax incentives and transfer pricing, and requests for rulings on technical advice from tax or other governmental authorities; assistance in tax audits and consultation and planning services.
All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees for example, the review of management's assessment of the impact of IFRS 15 ‘Revenue’.

Audit committee approval policy
In accordance with our non-audit services policy, non-audit services performed for us by our independent accountants were approved by the Audit and Risk Committee, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.
In terms of our non-audit services policy, non-audit services less than R100,000 and up to R1,000,000 cumulatively per annum that fall into the permissible non-audit services categories set out in the policy, do not require pre-approval by the Audit and Risk Committee, but are pre-approved by the chairman of the Audit and Risk Committee. All non-audit services exceeding R100,000 and all non-audit services fees after the above R1,000,000 cumulative annual limit is reached, are subject to pre-approval by the Audit and Risk Committee. On a quarterly basis the Audit and Risk Committee review and ratify all non-audit services.
Our non-audit services policy also contains a list of prohibited services which may not be performed by our independent accountants as these services could impair their independence status.
Requests or applications for services that require specific separate approval by the Audit and Risk Committee or its chairman, are required to be submitted by both the Interim Chief Financial Officer and the independent accountants, and must include a detailed description of the services to be provided and a statement by the independent auditors confirming that the provision of the proposed services does not impair their independence.
In accordance with the Audit and Risk Committee charter, the Audit and Risk Committee approves the audit fee payable to the independent accountants.
16D. EXEMPTIONS FROM THE LISTINGS STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On April 29, 2016, we entered into a share repurchase agreement with Imperial Holdings Limited and Imperial Corporate Services Proprietary Limited, a wholly owned subsidiary of Imperial Holdings Limited, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services Proprietary Limited at R2.36 per repurchase share, for an aggregate repurchase consideration of R474.0 million. At the special general meeting held on August 1, 2016, our shareholders approved the share repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The share repurchase was implemented on August 29, 2016. Subsequent to the share repurchase, the shares were delisted and now form part of our authorized unissued share capital.

Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
Month
August 2016	200,828,260	2.36	(200,828,260)	200,828,260	—
	200,828,260		(200,828,260)	200,828,260
(1) Including transaction costs.

Please refer to “Item 7A. Major Shareholders” for details on the specific repurchase of shares from a related party.

On May 23, 2017, our Board of Directors approved a share repurchase program of up to R270 million under which we may repurchase our ordinary shares, including those represented by ADSs. We may repurchase our shares or ADSs from time to time at our discretion through open market transactions and block trades, based on ongoing assessments of our capital needs, the market prices of our securities and general market conditions. This share repurchase program may be discontinued at any time by our Board of Directors, and we have no obligation to repurchase any amount of our securities under the program. The repurchase program will be funded out of existing cash resources.

As at March 31, 2018, the following purchases had been made under the share repurchase program:

Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	3.72	5,015,660	18,666,376	251,333,624
	5,015,660		5,015,660	18,666,376	251,333,624
(1) Including transaction costs.
Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On October 12, 2017, MiX Telematics Limited terminated the appointment of PricewaterhouseCoopers Inc. (“PwC”) as its independent registered public accounting firm and appointed Deloitte and Touche (“Deloitte”) in its stead. The Audit and Risk Committee and the Board of Directors participated in and approved the decision to change MiX Telematics Limited's independent registered public accounting firm. The change in auditors was made following a tender process. Both the commercial terms and expertise of the tender participants were assessed during the tender process.
The reports of PwC on our consolidated financial statements for the fiscal years ended March 31, 2017 and 2016 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
During the two fiscal years ended March 31, 2017 and 2016 and the subsequent interim period through October 12, 2017, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on our consolidated financial statements for such fiscal years.
During the two fiscal years ended March 31, 2017 and 2016 and the subsequent interim period through October 12, 2017, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.
We requested PwC to furnish us with a copy of a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated July 2, 2018, is filed as Exhibit 99.2 to this Form 20-F.
During the two fiscal years ended March 31, 2017 and 2016 and the subsequent interim period through October 12, 2017, neither we nor anyone acting on our behalf consulted with Deloitte concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by Deloitte that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(v) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

16G. CORPORATE GOVERNANCE
We maintain a primary listing of ordinary shares on the exchange operated by the Johannesburg Stock Exchange Limited (“JSE”) and a listing of ADSs on the NYSE. Accordingly, we are subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, No. 71 of 2008 (“the Companies Act”), the JSE Listings Requirements, the SEC, the NYSE and United States legislation such as SOX, insofar as it applies to foreign companies listed on the NYSE. We also endorse the principles and recommendations of the King Report on Corporate Governance, which sets out the guidelines for the governance structures and operation of companies in South Africa which was compiled when the Institute of Directors in South Africa asked retired Supreme Court of South Africa judge Mervyn E. King to chair a committee, the King Committee on Corporate Governance. Four reports have been issued, in 1994 (King I), 2002 (King

II), 2009 (King III), and a fourth revision (King IV) in 2016. King IV replaced King III in its entirety. King IV is principle and outcome based instead of rule based, consequently, while King III called on companies to apply or explain, King IV assumes application of all principles, and requires entities to explain how the principles are applied. Compliance with the King Reports is a mandatory requirement for companies listed on the JSE. Unlike the requirements of SOX, the King IV Report is non-legislative and is based on principles and recommended practices. The underpinning philosophies of the King IV Report consist of integrated thinking, seeing the organization as an integral part of society, stakeholder inclusivity and corporate citizenship. It views good corporate governance as the exercise of ethical and effective leadership by the Board towards the achievement of the following governance outcomes: ethical culture, good performance, effective control and legitimacy.
As an FPI with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under section 303A.11 of the NYSE Listing Standards, a FPI, such as us, may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance, which we have elected to do. The following is a summary of the significant ways in which our home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards:

•
The NYSE Listing Standards require that the non-management directors of United States listed companies meet at regularly scheduled executive sessions without management. Although the JSE Listings Requirements do not require such meetings, the board ordinarily meets without executives on a biannual basis as it is a requirement of King IV.

•
The NYSE Listing Standards require United States listed companies to have an audit committee composed of at least three independent directors. An FPI may be exempted from the requirement that all members of the audit committee qualify as independent under the NYSE Listing Standards provided, among other requirements, that the members of the audit committee are independent under Exchange Act Rule 10A-3. All of our Audit and Risk Committee members are independent, both under the NYSE Listing Standards and the JSE Listings Requirements.

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

ITEM 18. FINANCIAL STATEMENTS
The following consolidated financial statements, together with the auditors' reports of Deloitte & Touche (“Deloitte”) and PricewaterhouseCoopers Inc. (“PwC”), are filed as part of this annual report on Form 20-F:

Index to the Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm: Deloitte & Touche	123
Report of Independent Registered Public Accounting Firm: PricewaterhouseCoopers Inc.	124
Statement of Financial Position at March 31, 2018 and March 31, 2017	*
Income Statement for the years ended March 31, 2018, March 31, 2017 and March 31, 2016	*
Statement of Comprehensive Income for the years ended March 31, 2018, March 31, 2017 and March 31, 2016	*
Statement of Changes in Equity for the years ended March 31, 2018, March 31, 2017 and March 31, 2016	*
Statement of Cash Flows for the years ended March 31, 2018, March 31, 2017 and March 31, 2016	*
Notes to the Financial Statements	*
* Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MiX Telematics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MiX Telematics Limited and subsidiaries (the "Company") as of March 31, 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for the year ended March, 31 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche
Registered Auditor
Johannesburg, South Africa
July 2, 2018

We have served as the Company's auditor since 2017.

National Executive: *LL Bam Chief Executive Officer *TMM Jordan Deputy Chief Executive Officer; Clients & Industries *MJ Jarvis Chief Operating Officer *AF Mackie Audit & Assurance *N Sing Risk Advisory DP Ndlovu Tax & Legal TP Pillay Consulting *JK Mazzocco Talent & Transformation MG Dicks Risk Independence & Legal *Kl Hodson Corporate Finance *TJ Brown Chairman of the Board

A full list of partners and directors is available on request *Partner and Registered Auditor

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of MiX Telematics Limited and its subsidiaries at March 31, 2017, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

4.3**	Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto
4.4**	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008
4.5**	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009, between the Company and Megan Pydigadu
4.6**	Standard Terms and Conditions of Employment, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.7**	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan
4.8††	Standard Terms and Conditions of Employment, effective October 1, 2016, between the Company and Gert Pretorius
4.9**	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius
4.10**	Facility Letter, dated February 25, 2013, between The Standard Bank of South Africa Limited and the Company
4.11**	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited
4.12†***
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited and the Company, as amended by Addendum effective July 10, 2012

4.13†	Agreement, effective October 1, 2017, between MiX Telematics Africa Proprietary Limited and Super Group Trading Proprietary Limited
4.14**	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis
4.15	Addendum to Agreement of Lease, effective April 1, 2017, between Thynk Property Fund Proprietary Limited and MiX Telematics Africa Proprietary Limited
4.16****	MiX Telematics Limited Long-Term Incentive Plan
4.17††	Executive Employment Agreement, dated February 22, 2017, between the Company and Paul Dell
4.18††	Restraint of Trade Agreement, dated February 22, 2017, between the Company and Paul Dell
4.19††	Updated Terms and Conditions of Employment, effective April 1, 2017, between the Company and Charles Tasker
4.20††	AWS Customer Agreement, effective October 1, 2014, between Amazon Web Services, Inc. (“AWS”) and MiX Telematics International Proprietary Limited (“MiX International”)
8.1	List of subsidiaries of the Company
12.1	Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Paul Dell, Interim Chief Financial Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited and Paul Dell, Interim Chief Financial Officer of MiX Telematics Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte & Touche
15.2	Consent of PricewaterhouseCoopers Inc.
99.1	MiX Telematics Limited Consolidated Financial Statements
99.2	PricewaterhouseCoopers Inc.'s Letter to the Securities and Exchange Commission regarding Item 16.F (Change in Registrant's Certifying Accountant), dated July 2, 2018
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit number	Description
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2014 filed on July 30, 2014 (File No. 001-36027).
**	Previously filed with the Registration Statement on Form F-1 (Registration No. 333-189799) filed by the Registrant on July 3, 2013.
***	Previously filed with Amendment No. 1 to the Registration Statement filed by the Registrant on July 22, 2013.
****	Previously filed with Registration Statement on Form S-8 (Registration No. 333-199908) filed by the Registrant on November 6, 2014.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
††	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2017 filed on July 14, 2017 (File No. 001-36027).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MiX Telematics Limited
(Registrant)
By: /s/ Paul Dell
Paul Dell
Interim Chief Financial Officer
Date: July 2, 2018