Form 20-F
period 2019-03-31
MiX Telematics Ltd
filed 2019-07-26
CIK 1576914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2019
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

John Granara
Chief Financial Officer
Telephone +1 (561) 404-2938
john.granara@mixtelematics.com
Fax +1 (561) 405-9224
750 Park of Commerce Blvd, Suite 100
Boca Raton, Florida, 33487, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (“ADSs”), each representing 25 ordinary shares, no par value	MIXT	New York Stock Exchange
Ordinary Shares, no par value		New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
601,947,020 Ordinary Shares

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
☒Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

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
Our fiscal year ends on March 31 and all references to a fiscal year, refer to the fiscal year ended March 31. References to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise indicated we have translated U.S. Dollar amounts from South African Rand for convenience at the exchange rate of R14.4789 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of March 31, 2019. These translations should not be construed as representations that the South African Rand amounts represent, or have been or could be converted into, United States Dollars at that or any other rate.

i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. SELECTED FINANCIAL AND OPERATING DATA
The following tables set forth selected consolidated financial and operating data at and for the fiscal years ended March 31, 2019, 2018, 2017, 2016, and 2015. The selected financial data set forth below for the years ended as at March 31, 2019 and 2018 and for each of the years in the three-year period ended March 31, 2019 have been derived from our consolidated financial statements included in Item 18 of this annual report on Form 20-F. The financial data as at March 31, 2019 and 2018 and for each of the years in the three-year period ended March 31, 2019, should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements. Financial data as at March 31, 2017, 2016 and 2015, and for the years ended March 31, 2016 and 2015 have been derived from our previously published consolidated financial statements, which are not included in this document. The selected financial data set forth below should be read together with “Item 5. Operating and Financial Review and Prospects”. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.
Our consolidated financial statements included in this annual report and certain data derived therefrom are presented in South African Rand.
We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).
The accounting policies applied in fiscal 2019 are consistent with those accounting policies applied in the preparation of the previous consolidated financial statements, except for the adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 Leases (“IFRS 16”) from April 1, 2018. Refer to “Item 5A. Operating Results” for additional information. Based on the method of adoption applied we have not restated comparatives. The only material impact on the consolidated income statement for fiscal 2019 was a R7.9 million increase in finance costs. This was primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest. The impact on every other line item in the condensed consolidated income statement for fiscal 2019 was not material.

Consolidated Income Statement Data

	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In thousands)
Revenue	$136,465	R1,975,863	R1,712,482	R1,540,058	R1,465,021	R1,389,380
Cost of sales	(45,297)	(655,844)	(586,963)	(498,785)	(439,305)	(449,663)
Gross profit	91,168	1,320,019	1,125,519	1,041,273	1,025,716	939,717
Sales and marketing	(13,759)	(199,209)	(184,978)	(181,601)	(203,767)	(171,948)
Administration and other charges (1)	(54,002)	(781,898)	(725,589)	(721,810)	(682,865)	(617,908)
Operating profit	23,407	338,912	214,952	137,862	139,084	149,861
Finance income/(costs) - net	96	1,386	(69)	10,391	150,327	80,778
Profit before taxation	23,503	340,298	214,883	148,253	289,411	230,639
Taxation	(9,528)	(137,962)	(33,690)	(26,812)	(106,920)	(81,623)
Profit for the year	$13,975	R202,336	R181,193	R121,441	R182,491	R149,016
Attributable to:
Owners of the parent	$13,975	202,336	181,134	121,458	182,989	149,622
Non-controlling interest	#	#	59	(17)	(498)	(606)
	$13,975	R202,336	R181,193	R121,441	R182,491	R149,016

	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
Earnings per share (2)
Basic ($/R)	$0.02	R0.36	R0.32	R0.19	R0.24	R0.19
Diluted ($/R)	$0.02	R0.35	R0.32	R0.19	R0.23	R0.19

Adjusted earnings per share (3)
Basic ($/R)	$0.03	R0.45	R0.28	R0.17	R0.11	R0.13
Diluted ($/R)	$0.03	R0.44	R0.27	R0.17	R0.11	R0.13

Weighted average number of ordinary shares in issue
Basic (’000)	563,578	563,578	561,088	629,626	775,139	789,316
Diluted (’000)	583,647	583,647	573,981	631,819	783,414	804,385

Dividends per share (South African cents) (4)		12.00	9.50	8.00	14.00	—
Dividends per share (United States cents) (4)		0.83	0.80	0.68	1.18	—
# Amount less than $1,000/R1,000

(1)	Includes other income/(expenses) - net.

(2)	See note 30 to our consolidated financial statements for further details on earnings per share.

(3)	Adjusted earnings per share is a non-IFRS financial measure. See “Adjusted earnings per share” as described on page 7 below.

(4)	See note 31 to our consolidated financial statements for further details on dividends.

Other Financial and Operating Data

	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In thousands, except subscribers)
Subscription revenue	$116,946	R1,693,245	R1,434,615	R1,239,914	R1,158,229	R998,335
Adjusted EBITDA (1)	$41,632	R602,785	R441,866	R301,613	R277,215	R282,994
Subscribers (2)	750,455	750,455	676,866	622,062	566,177	512,344

(1)
See “Adjusted EBITDA and Adjusted EBITDA margin” below for our definition of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to profit for the year, the most directly comparable financial measure presented in accordance with IFRS.

(2)	As at March 31.
Consolidated Statement of Financial Position Data

	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In thousands)
Cash and cash equivalents	$26,483	R383,443	R308,258	R375,782	R877,136	R945,381
Total assets	165,163	2,391,369	1,993,325	1,906,689	2,378,281	2,228,608
Working capital	28,118	407,109	328,689	340,659	931,696	996,085
Total indebtedness (1)	2,090	30,262	17,720	19,449	17,477	20,469
Total equity (2)	$120,981	R1,751,677	R1,517,181	R1,442,931	R1,919,808	R1,864,572

(1)	Total indebtedness includes amounts outstanding at the balance sheet date for bank overdraft and borrowings.

(2)	Includes non-controlling interest.
Adjusted EBITDA and Adjusted EBITDA Margin
To provide investors with additional information regarding its financial results, we have disclosed Adjusted EBITDA and Adjusted EBITDA margin within this annual report. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures; they do not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the year as an indicator of the Group’s results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments/reversals of impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total revenue.
We have included Adjusted EBITDA and Adjusted EBITDA margin in this annual report because they are key measures that the Group’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Group’s core business. Accordingly, the Group believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

A reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable financial measure presented in accordance with IFRS, is presented below.

Reconciliation of Adjusted EBITDA to profit for the year
	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In thousands)
Adjusted EBITDA	$41,632	R602,785	R441,866	R301,613	R277,215	R282,994
Add:
Net profit on sale of property, plant and equipment and intangible assets	40	586	1,264	—	—	—
Insurance reimbursement (1)	—	—	—	—	—	3,237
Decrease in restructuring costs provision	—	—	741	—	333	—
Reversal of impairment (2)	—	—	—	791	—	—
Less:
Depreciation (3)	(12,672)	(183,478)	(151,945)	(98,508)	(75,037)	(61,099)
Amortization (4)	(4,481)	(64,877)	(63,926)	(44,734)	(47,586)	(46,294)
Impairment (5)	(64)	(930)	(2,696)	(3,166)	(4,776)	(1,646)
Share-based compensation costs	(838)	(12,140)	(10,352)	(3,311)	(5,820)	(7,578)
Equity-settled share-based compensation costs	(838)	(12,140)	(9,000)	(2,247)	(7,838)	(5,220)
Cash-settled share-based compensation costs (6)	—	—	(1,352)	(1,064)	2,018	(2,358)
Net loss on sale of property, plant and equipment and intangible assets	—	—	—	(262)	(208)	(456)
Increase in restructuring costs provision(7)	(210)	(3,034)	—	(14,561)	—	(11,267)
Transaction costs arising from the acquisition of a business	—	—	—	—	—	(93)
Transaction costs arising from investigating strategic alternatives (8)	—	—	—	—	(5,037)	—
Net litigation costs (9)	—	—	—	—	—	(7,937)
Operating profit	23,407	338,912	214,952	137,862	139,084	149,861
Finance income/(cost) - net	96	1,386	(69)	10,391	150,327	80,778
Taxation	(9,528)	(137,962)	(33,690)	(26,812)	(106,920)	(81,623)
Profit for the year	$13,975	R202,336	R181,193	R121,441	R182,491	R149,016
(1) Insurance reimbursement related to the helicopter asset impaired during the second quarter of the fiscal year 2015.
(2) The reversal of impairment of R0.8 million in fiscal year 2017 relates to in-vehicle devices in the Brazil segment.
(3) Includes depreciation of property, plant and equipment (including in-vehicle devices). The adoption of IFRS 16 during the year resulted in depreciation of right- of-use assets of R11.7 million ($0.8 million) being recorded in fiscal 2019.
(4) Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(5) In fiscal year 2019, asset impairments relate to the impairment of capitalized product development costs of R0.9 million in the Central Services Organization (“CSO”) segment. In fiscal year 2018, asset impairments relate to the impairment of capitalized product development costs of R2.3 million in the Africa segment and R0.4 million in the CSO segment. In fiscal year 2017, asset impairments relate to the impairment of capitalized product development costs of R2.6 million in the Africa segment and R0.5 million in the CSO segment. In 2016, R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices is included. In fiscal year 2015, asset impairments included R0.5 million impairment of computer equipment and furniture and fittings, R0.6 million related to the helicopter asset and a R0.5 million impairment of capitalized product development costs.
(6) Cash-settled share-based payments are described in note 21 to our consolidated financial statements.

(7) Restructuring costs incurred in fiscal year 2019 are described in note 19 to our consolidated financial statements. During March 2017, restructuring plans were implemented by the Europe and Middle East and Australasia segments. The total cost of the restructuring plans was expected to approximate R15.0 million. These costs consisted of estimated staff costs in respect of affected employees. In respect of a restructuring plan implemented during the 2015 fiscal year, the Africa segment reversed the remaining balance of R0.4 million of the restructuring provision in fiscal year 2017. In fiscal year 2015, the Africa and the Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans was expected to be approximately R11.3 million.
(8) Transaction costs incurred in fiscal year 2016 arising from investigating strategic alternatives relating to the Group. This extensive review, conducted with guidance from external advisers, included the optimization of capital structures and an evaluation of various ownership options.
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

Reconciliation of Adjusted EBITDA margin to profit for the year margin
	For the year ended March 31,
	2019	2018	2017	2016	2015
	%
Adjusted EBITDA	30.5%	25.8%	19.6%	18.9%	20.4%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.0%	0.1%	—	—	—
Insurance reimbursement	—	—	—	—	0.2%
Decrease in restructuring costs provision	—	0.0%	—	0.0%	—
Reversal of impairment	—	—	0.1%	—	—
Less:
Depreciation	(9.3%)	(8.9%)	(6.4%)	(5.1%)	(4.4%)
Amortization	(3.2%)	(3.6%)	(3.0%)	(3.3%)	(3.3%)
Impairment	(0.0%)	(0.2%)	(0.2%)	(0.3%)	(0.1%)
Share-based compensation costs	(0.6%)	(0.6%)	(0.2%)	(0.4%)	(0.6%)
Equity-settled share-based compensation costs	(0.6%)	(0.5%)	(0.1%)	(0.5%)	(0.4%)
Cash-settled share-based compensation costs	—	(0.1%)	(0.1%)	0.1%	(0.2%)
Net loss on sale of property, plant and equipment and intangible assets	—	—	(0.0%)	(0.0%)	(0.0%)
Increase in restructuring costs provision	(0.2%)	—	(0.9%)	—	(0.8%)
Transaction costs arising from the acquisition of a business	—	—	—	—	(0.0%)
Transaction costs arising from investigating strategic alternatives	—	—	—	(0.3%)	—
Net litigation costs	—	—	—	—	(0.6)%
Operating profit	17.2%	12.6%	9.0%	9.5%	10.8%
Finance income/(cost) - net	0.1%	(0.0%)	0.7%	10.3%	5.8%
Taxation	(7.1%)	(2.0%)	(1.8%)	(7.3%)	(5.9%)
Profit for the year	10.2%	10.6%	7.9%	12.5%	10.7%

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

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments or the payments of lease liabilities that may represent a reduction in cash available to the Group; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the year and our other results.

Adjusted earnings per share
Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax, divided by the weighted average number of ordinary shares in issue during the year.
We have included adjusted earnings per share in this annual report because it provides a useful measure for period-to-period comparisons of our core business by excluding net foreign exchange gains/(losses) from earnings, as well as share based compensation costs related to Performance Share Awards. Performance Share Awards were awarded under the MiX Telematics Long-Term Incentive Plan for the first time in November 2018 and are aimed at incentivizing management to achieve cumulative subscription revenue and Adjusted EBITDA targets for the 2019 and 2020 fiscal years. Accordingly, we believe that adjusted earnings per share provides useful information to investors and others in understanding and evaluating our operating results.
A reconciliation of adjusted earnings attributable to owners of the parent to profit attributable to owners of the parent is presented below.

Reconciliation of adjusted earnings
	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In thousands)
Profit attributable to owners of the parent	$13,975	R202,336	R181,134	R121,458	R182,989	R149,622
Net foreign exchange (gains)/losses	(26)	(383)	5,073	(1,476)	(144,038)	(73,525)
IFRS 2 charge on performance share awards	353	5,110	—	—	—	—
Income tax effect on the above components	3,272	47,382	(29,403)	(15,307)	48,647	25,873
Adjusted earnings attributable to owners of the parent	$17,574	R254,445	R156,804	R104,675	R87,598	R101,970

Weighted average number of ordinary shares in issue
Basic (’000)	563,578	563,578	561,088	629,626	775,139	789,316
Diluted (’000)	583,647	583,647	573,981	631,819	783,414	804,385
A reconciliation of basic and diluted earnings per share to adjusted earnings per share is presented below.

Reconciliation of earnings per share to adjusted earnings per share
	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
Basic earnings per share ($/R)	$0.02	R0.36	R0.32	R0.19	R0.24	R0.19
Net foreign exchange (gains) /losses	#	#	0.01	#	(0.19)	(0.09)
IFRS 2 charge on performance share awards	#	0.01	—	—	—	—
Income tax effect on the above components	0.01	0.08	(0.05)	(0.02)	0.06	0.03
Basic adjusted earnings per share ($/R)	$0.03	R0.45	R0.28	R0.17	R0.11	R0.13
# Amount less than R0.01/$0.01

Reconciliation of diluted earnings per share to diluted adjusted earnings per share
	For the year ended March 31,
	2019	2019	2018	2017	2016	2015
Diluted earnings per share ($/R)	$0.02	R0.35	R0.32	R0.19	R0.23	R0.19
Net foreign exchange (gains) /losses	#	#	0.01	#	(0.18)	(0.09)
IFRS 2 charge on performance share awards	#	0.01	—	—	—	—
Income tax effect on the above components	0.01	0.08	(0.05)	(0.02)	0.06	0.03
Diluted adjusted earnings per share ($/R)	$0.03	R0.44	R0.27	R0.17	R0.11	R0.13
# Amount less than R0.01/$0.01.
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
We may acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or to expand our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. We may seek to acquire other companies or businesses using our shares as consideration. Under the South African Companies Act, No. 71 of 2008 (the “Companies Act”), we are prohibited from issuing shares representing 30% or more of our outstanding equity in connection with an acquisition without shareholder approval by way of special resolution. In terms of Johannesburg Stock Exchange (“JSE”) Listings Requirements, an acquisition or disposal constituting 30% or more of the market capitalization of the acquiring entity, will require shareholder approval. Consequently, these transactions, even if undertaken and announced, may not close.
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
We are dependent on our dealers and distributors, who account for a substantial percentage of our total sales, and sales generated by certain dealers and distributors individually represent a meaningful percentage of our revenue. The terms of our agreements with our dealers do not usually include minimum purchase obligations, are specific to a geographic territory and are primarily non-exclusive. Our dealer agreements generally have a fixed initial term, after which they may be renewed or continue indefinitely if not terminated. This is subject to the right of either party to terminate on specified notice, generally ranging from 90 days to one year, or for breach. Similarly, our distributor agreements do not generally include minimum purchase obligations and consist principally of a commission agreement applicable to sales generated by the distributor. If our relationships with our dealers and distributors deteriorate, or if a dealer or distributor, or group of related dealers and distributors, accounting for a material portion of our sales elects not to do business with us in the future, our sales could decline materially, which could materially and adversely affect our business, results of operations and financial condition.
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
Demand for our fleet management solutions can fluctuate with the prices for crude oil and natural gas, which impact the attractiveness of our services and also directly affects our customers in the oil and gas industry, from whom we derive a significant portion of our revenues. Subscription revenues from oil and gas customers in fiscal year 2019 represented 26.6% of our total subscription revenue. Generally, lower oil and gas prices reduce the return on investment for many of our customers. Gains in fuel efficiency may lead to a relative decrease in the return on investment of our solutions perceived by our customers. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices may affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, could materially and adversely affect our business, results of operations and financial condition.
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
We are a global company with substantial assets located in a number of countries. We provide our services in more than 120 countries with 17 offices in 10 countries. In some international markets, customer preferences and buying behavior may be different, and we may use business or pricing models that are different from our traditional subscription model to provide fleet management solutions to customers in those markets, or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.

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
Our business and results of operations may be negatively impacted by the United Kingdom’s withdrawal from the European Union.

In June 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union (commonly referred to as “Brexit”). In March 2017, the U.K. government subsequently notified the European Union of the United Kingdom’s intention to withdraw, triggering under the treaties governing the European Union a two-year period of negotiation between the U.K. government and the other European Union member states, during which the terms of Brexit were to be agreed. Although the withdrawal of the United Kingdom from the European Union was scheduled to take effect on March 29, 2019, the withdrawal date was extended until April 12, 2019 and further extended until October 31, 2019, though it could occur earlier if the United Kingdom so determines.

There remains considerable uncertainty regarding the withdrawal. If no formal withdrawal agreement is reached between the United Kingdom and the European Union, then it is expected the United Kingdom's membership in the European Union will automatically terminate on October 31, 2019, unless all remaining European Union member states unanimously consent to an extension of this period.

Until the Brexit negotiation process is completed, it is difficult to anticipate the potential impact on our operations. Brexit, either with or without a withdrawal agreement in place, may affect our results of operations in a number of ways, including increasing currency exchange risk, generating instability in the global financial markets or negatively impacting the economies of the United Kingdom and Europe. The cost of servicing Europe from the United Kingdom may no longer be a viable option, and we may need to consider alternative options. The costs of having an U.K.-headquartered business may increase as a result of the potential weakening of the British Pound. Changes to existing trade agreements between Europe and the United Kingdom could lead to increased customs duties, tariffs and withholding taxes for the sale of our hardware and services from the United Kingdom into Europe, and may result in us being less profitable. As the process of Brexit evolves, we will continue to assess its impact on us.

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
Emerging markets, including Africa, Eastern Europe, Mexico, the Middle East, Asia and South America, are subject to greater risks than more developed markets. The Middle East region is experiencing ongoing instability, which has affected and may continue to affect our growth in the region. Although there continue to be positive developments in Brazil, such as continued positive growth rates, due in part to rate cuts and policy reform supporting growth, the Brazilian market continues to experience political and economic issues such as high unemployment rates, high inflation rates and corruption allegations, which affect our growth in the region and our ability to introduce new services to the region. South Africa is experiencing political and economic issues which could affect our ability to maintain our existing customer base as well as our ability to grow our existing customer base. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

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
Various laws and regulations associated with the Internet and data privacy are complex and increase our cost of doing business. Furthermore, these laws and regulations expose us to fines and penalties if we fail to comply with them. Although we have implemented procedures designed to comply with international practices and have established additional group policies, charters and procedures to assist in maintaining data privacy and data security, we have not undertaken a formal legal review to determine our compliance with data privacy and data security laws in jurisdictions outside of the U.K., the European Union and South Africa. For example, we will have to consider the potential implications of the new privacy law in California, the California Consumer Privacy Act (“CCPA”), which will take effect on January 1, 2020. We anticipate that the CCPA will create new rights for consumers and will be widely applicable to businesses (regardless of location) that collect personal information about California residents. The California Attorney General may bring enforcement actions under the CCPA resulting in financial penalties for violations.
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
Our solutions and products enable us to collect, manage and store a wide range of data related to fleet management such as mobile asset location and fuel usage, speed and mileage. We obtain our data from a variety of sources, including our customers and third-party providers. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal data, as well as requirements that must be followed if a breach of such personal data occurs. The European Union and the United Kingdom have adopted legislation (including directives, national laws and regulations) that increase or change the requirements governing data collection, use, storage and disclosure of personal data in these jurisdictions. The current European Union legislation related to data protection is the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. We have updated and will continue to evaluate our group data protection and security policies, charters, and procedures to assist in maintaining data privacy and data security in line with international practices.

The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President, the general assumption being that the remaining sections will commence before the end of the 2019 calendar year. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. A failure to comply with the POPI Act may result in a fine not exceeding R10 million and/or imprisonment of up to 10 years, depending on the severity of the contravention.
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
The group has intercompany transactions and consequently closely monitors the appropriateness of its transfer pricing policies and compliance therewith. The global transfer pricing environment, including with respect to operational and reporting requirements, is continuously evolving and subject to input from multiple sources and jurisdictions. These complexities require management to closely monitor new developments, which it does.
Many countries routinely examine transfer pricing policies of taxpayers subject to their jurisdiction, and authorities challenge transfer pricing policies aggressively where there is potential non-compliance and impose interest and penalties where non-compliance is determined. Although the documentation of and support for our transfer pricing policies has not been the subject of a governmental proceeding beyond examination to date, there can be no assurance that a governmental authority will not challenge these policies more aggressively in the future or, if challenged, that we will prevail. We could suffer costs related to one or more challenges to our transfer pricing.
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
This applies to fiscal years commencing on or after October 1, 2016, with the deadline for submission being 12 months after the company’s fiscal year end. MiX Telematics International meets this threshold and therefore is required to submit Master File and Local File returns in respect of fiscal year 2018 by the deadline of March 31, 2019. MiX International submitted a Master File and a Local File returns in respect of fiscal year 2018 by the deadline of March 31, 2019.

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
We are currently in the process of implementing a new fully-integrated ERP, CRM and billing system, following the pilot implementation. The overall aim of these new systems is to enable management to achieve enhanced quality, reliability and timeliness of information; improve integration and visibility of information stemming from different management functions and countries; and optimize global management of corporate processes.
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

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and judgements about, among other things, maintenance provisions, current and deferred income taxes, impairment estimates, useful lives of customer relationships and product development costs, capitalization of development costs, the level of receivable allowances, the allocation between in-vehicle devices and inventory and the probability of the performance shares vesting. These estimates and judgements affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us, and related disclosure of contingent liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances and at the time they are made. If our estimates or the assumptions underlying them are not correct, actual results may differ materially from our estimates and we may need to, among other things, accrue additional charges that could adversely affect our results of operations, which in turn could adversely affect our stock price. In addition, new accounting standards, amendments and interpretations of accounting standards have occurred and may occur in the future that could adversely affect our reported financial results.

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
We rely on software and other intellectual property licensed from third parties, including mapping software and data from Google and Here, to develop and provide solutions to our customers. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right or inability to obtain the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in interruptions in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business.
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
Due to the significant fluctuation in the value of the South African Rand and its impact on our results, you may find it difficult to compare our results of operations between financial reporting periods. This difficulty may have a negative impact on the price of our ADSs and/or increase their volatility. During fiscal year 2019, the South African Rand/U.S. Dollar exchange rate averaged R13.75 and fluctuated between a high of R15.43 and a low of R11.83. This compares to an average exchange rate of R12.90 during fiscal year 2018, which fluctuated between a high of R14.46 and a low of R11.55. The South African Rand exchange rate is affected by various international and South African economic and political factors. For further information on the South African Rand/U.S. Dollar exchange rate movements post the end of fiscal year 2019.
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
In line with the published proposed amendments to the B-BBEE Codes reported on last year, Minister Davies gazetted the Youth Employment Service (“Y.E.S.”) Initiative on August 28, 2019 effective immediately. This initiative is part of the solution to address South Africa’s youth unemployment challenges. The Y.E.S. Initiative enables companies up to two B-BBEE levels of enhanced B-BBEE status recognition if certain youth job creation targets are met. Eligible candidates are between the ages of 18 and 35 and adhere to the definition of Black people as included in the B-BBEE codes (South African Coloured, Indian and African).
It is important for us to achieve applicable B-BBEE objectives. B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental or state owned entities in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Parties improve their B-BBEE contributor level when contracting with businesses that have earned good B-BBEE contributor levels in relation to their scorecards.
We have three material end-customers, which previously required MiX Telematics Enterprise SA Proprietary Limited to maintain a B-BBEE contributor level 3 as measured under the new B-BBEE Codes. The value of these contracts represented 3.3% of our total revenue for fiscal year 2019. MiX Telematics Enterprise SA Proprietary Limited has attained the agreed compliance targets in fiscal year 2019. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or state owned customers that could materially and adversely affect our business, financial condition and results of operations.
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
We are incorporated and own significant operations in South Africa. As a result, we are subject to political and economic risks relating to South Africa. South Africa was transformed from a racially based government into a democracy in 1994, with successful rounds of democratic elections held under a modern constitution during 1994, 1999, 2004, 2009, 2014 and most recently, in May 2019. The next national elections are scheduled to be held in 2024. We fully support government policies aimed at redressing the disadvantages suffered by the majority of citizens under the previous non-democratic dispensation and recognize that in order to implement these policies, our operations and profits may be impacted. However, South Africa faces many challenges in overcoming substantial racial differences in levels of economic and social development among its people. While South Africa features highly developed and sophisticated business sectors and financial and legal infrastructure at the core of its economy, large parts of the country’s black population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. In addition, South Africa also has higher levels of crime and unemployment than the United States.
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
On June 4, 2019, Statistics South Africa announced that the South African economy shrunk by 3.2% during the first quarter of 2019, following a prior announcement on March 5, 2019, that the growth rate during 2018 was 0.8%. Additionally, the economy of South Africa has in the past and may in the future continue to be characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. These characteristics may be exacerbated by the fact that two out of the three major ratings agencies maintained the South African credit ratings as sub-investment grade:
•Standard & Poor maintained a sub-investment grade with stable outlook on November 23, 2018;
•Fitch maintained a sub-investment grade with stable outlook on December 6, 2018; and
•Moody's maintained an investment grade with stable outlook on March 23, 2018.
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
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition.
We are required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (“SEC”). Complying with these reporting and regulatory requirements is time consuming, which may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual reports and file or make public certain additional information, with respect to our business and financial condition in our home country. SOX requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal control over financial reporting may become more complex and we will require significantly more resources to ensure it is effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations.
We have identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness and maintain proper and effective internal control, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ and customers’ views of us.

In connection with our fiscal 2019 audit, we identified a material weakness related to access restrictions and segregation of duties within our Africa operating segment. For a discussion of the material weakness and our remediation efforts, see Item 15, Controls and Procedures, of this Annual Report on Form 20-F. We cannot assure you that our efforts to fully remediate this internal control weakness will be successful or that a similar material weakness will not recur.

If we fail to remediate this weakness and maintain proper and effective internal control, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business, and investors’ and customers’ views of us. In addition, If we identify any additional material weaknesses in the future, the disclosure of that fact, even if quickly remediated, could reduce the market’s confidence in our financial statements and negatively affect the price of our ADSs.

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
To the extent applicable, a transaction may be subject to JSE Listings Requirements as well as the approval of the Exchange Control Department of the South African Reserve Bank, and other applicable regulatory bodies. In addition, certain fundamental transactions such as mergers, amalgamations, schemes of arrangements and sales of a majority of a company’s assets, require the approval of shareholders exercising 75% of the voting rights at a shareholders meeting, and if 15% or more of a company’s shareholders vote against the transaction, any dissenting shareholder may, within five days, require the company, at its expense, to obtain court approval before implementing the resolution. Even if less than 15% of the shareholders vote against the resolution, any dissenting shareholder may apply to court for a review of the transaction. Such regulations, including the Takeover Regulations and the Competition Act, may have the effect of delaying, deferring or preventing a change in control of us including an extraordinary transaction (such as a merger, tender offer, scheme of arrangement or sale of all or substantially all of our assets) that might provide a premium price for our shareholders.
The concentration of ownership of our capital stock limits your ability to influence corporate matters.
At July 5, 2019, our executive officers, directors, current 5% or greater shareholders and entities affiliated with them, beneficially own 36.5% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares and the ADSs because investors often perceive disadvantages in owning stock in companies with concentrated share ownership. In addition, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Shareholders owning greater than 25% of our outstanding ordinary shares will have the ability to block certain corporate actions, including the issuance of additional equity securities for cash. See “Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.” Consequently, this concentration of ownership may have the effect of exacerbating the delays and limitations on capital market transactions and could materially and adversely affect our business, results of operations and financial condition.
Certain provisions of South African law may limit our ability to issue securities and access the capital markets in the future, which could hinder our ability to raise capital in the future.
The authority of our Board of Directors to issue additional securities is limited by the JSE Listings Requirements and certain provisions of the Companies Act and our Memorandum of Incorporation, and as a result we may be unable to access the capital markets on a timely basis when it is opportune to do so. Under the JSE Listings Requirements, the issuance of equity securities, or securities convertible into equity securities, for cash by our Board of Directors requires shareholder approval, either by means of a specific authority for a specific transaction or by way of a general authority, for a limited time period. If a general authority is not in place, we may experience extended delays and uncertainty in seeking shareholder approval for financing transactions and as a result we may be unable to execute financing transactions with available investors, on advantageous terms or at all. Moreover, while a general authority could allow our Board of Directors to issue for cash additional ordinary shares representing up to 30% of the ordinary shares outstanding at the time of the general authorization, as a practical matter, shareholders in the South African market are often reluctant to grant general authorities up to the 30% threshold. The Company has sought a general authority to issue equity securities, or securities convertible into equity securities, for cash, limited to 5% of the ordinary shares outstanding at the time the general authorization is sought. A general authorization would not permit our Board of Directors to issue ordinary shares for cash with a greater than 10% discount to the 30-day volume-weighted average price, as of the issuance date, which, if we were to experience significant financial difficulties in the future, could prevent us from obtaining funds when needed. Shareholders owning greater than 25% of our outstanding ordinary shares have the ability to block an issuance of ordinary shares for cash. The Company has sought a further limited authority approving the placement of 10% of the authorized but unissued shares of the Company under the control of directors who may issue such shares in their discretion.  This authority, if approved by a majority of shareholders, is only valid until the Company’s next annual general meeting or until renewed; is in line with the Memorandum of Incorporation and provides limited flexibility to execute financing transactions or any approval of a general authorization to our Board of Directors. While we will be able to issue non-convertible debt securities without shareholder approval, we will not be able to grant any voting rights to debt holders, which would be likely to increase the cost of any such debt issuance to the Company.
The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire.
Our ordinary shares are listed for trading on the JSE. Investing in securities that trade in emerging markets, such as South Africa, often involves greater risk than investing in the securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The South African securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the South African securities markets than in major securities markets in the United States. At June 7, 2019, total market capitalization amounted to R16,392 billion ($1,132.12 billion) and this market capitalization was represented by 360 companies. Accordingly, although you are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time you desire may be substantially limited. The Bank of New York Mellon (“BNYM”) serves as the depositary (the “depositary”) with respect to the ADSs.
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
Because we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, we must incur additional expenses and devote increased management time to compliance that are applicable to companies that are not emerging growth companies.

For as long as we qualified as an “emerging growth company,” we were permitted to take advantage of reduced regulatory requirements that are otherwise generally applicable to public companies. These included, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act. However, because we ceased to be an emerging growth company as of March 31, 2019, we have incurred, and expect in the future to incur, additional expenses and to devote increased management time toward ensuring compliance with those requirements applicable to companies that are not emerging growth companies.

In particular, beginning with this Annual Report on Form 20-F, our independent registered public accounting firm is required to provide an annual attestation report regarding the effectiveness of our internal control over financial reporting. Testing and maintaining internal control over financial reporting can divert our management’s attention from other matters that are important to the operation of our business. If our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities or to investor litigation, which could have an adverse impact on the market price or our ADSs and cause us to incur additional expenses.

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
In addition, under the NYSE corporate governance standards, an FPI may elect to comply with the corporate governance principles and practices of its home country and not to comply with most corporate governance requirements applicable to United States companies with securities listed on the NYSE. We currently follow South African principles and practices concerning corporate governance and intend to continue to do so. Accordingly, you do not have the same protections afforded to shareholders of domestic companies that are subject to all NYSE corporate governance requirements. For example, NYSE-listed companies that are not foreign private issuers are required to have a board of directors a majority of which satisfy NYSE listing standards for independence and to have fully independent audit, compensation and nominating committees of the board of directors. Although our Audit and Risk Committee members are required to meet independence standards established by SEC rules, our independent directors are subject to applicable South African standards for independence, which are different. Our Nominations and Remuneration Committee members are also subject to applicable South African standards of independence.

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
Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a PFIC for U.S. federal income tax purposes for our current taxable year ended March 31, 2019. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an equity share or an ADS, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10E. Taxation – PFIC Rules”.

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
We currently have offices in the following locations:

Country	Office location
South Africa	Midrand, Stellenbosch, Durban, Cape Town and Nelspruit
United States	Boca Raton, Florida and Houston, Texas
United Kingdom	Birmingham and Swindon
Australia	Perth and Brisbane
United Arab Emirates	Dubai
Brazil	São Paulo
Thailand	Bangkok
Uganda	Kampala
Romania	Bucharest
Mexico	Mexico City*
* This office location is a shared space.
Our agent for service of process in the United States is MiX Telematics North America, Inc., 750 Park of Commerce Blvd., Suite 100, Boca Raton, Florida 33487.
For further information on our principal investments and capital expenditures, see the description of our business in “Item 4B. Business Overview” and “Item 5B. Liquidity and Capital Resources.”

4B. BUSINESS OVERVIEW
Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets, mobile assets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions mostly rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers’ vehicles. Using intuitive, web-based interfaces, reports or mobile applications, our fleet customers can access large volumes of real-time and historical data, monitor the location and status of their drivers and vehicles and analyze a wide number of key metrics across their fleet operations.
We have a large global presence, with vehicle subscriptions in over 120 countries across six continents. We currently serve a highly diverse customer base, including over 6,300 fleet operators, which represented over 73% of our subscription revenue for fiscal year 2019. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as fleets of 50 or more vehicles. Large fleets accounted for over 88% of our fleet subscriptions at March 31, 2019. We believe we have a satisfied customer base and, among our more than 900 large fleet operator customers, we experienced an annual customer retention rate in excess of 92% in fiscal year 2019. In addition, for large fleets with 500 or more vehicles, we experienced an annual customer retention rate of 100%. We have multinational enterprise fleet customer deployments with companies such as Baker Hughes, BP, Chevron, DHL, G4S, Halliburton, LafargeHolcim, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford. We also offer a range of subscription-based fleet and vehicle management solutions to meet the needs and price points of small fleet operators and consumers. Our safety and security features, including driver performance and vehicle monitoring, are important attributes of our solutions for these customers.
We have consistently grown our customer base. As evidence of this growth, subscribers, one of our key operating metrics and a factor influencing our rate of subscription revenue growth, increased at a compound annual growth rate of 13.1% from April 1, 2013, to March 31, 2019, and as of March 31, 2019, we tracked and managed over 750,000 subscribers. As a further indicator of our scale, in fiscal year 2019, we collected data on an average of approximately 172 million trips per month representing as many as 9.3 billion vehicle locations per month. The monthly price charged per subscriber varies among our customers depending on the services and features they require, hardware options, customer size, route to market and geographic location of the customer. Consequently, our rate of subscription revenue growth is influenced by not only the rate of growth in the number of subscribers but also by the evolving mix of our subscriber base.
Industry Overview
Challenges Facing Fleet Operators Worldwide
Fleet managers operate in an increasingly competitive and highly regulated global environment. Timely and accurate decision-making enabled by solutions that provide real-time visibility into vehicle location and driver performance is critical to managing a safe, efficient fleet. In some developing areas of the world, ensuring driver and vehicle safety and security is also particularly challenging given high crime rates, which have resulted in automotive insurance mandates and regulatory requirements for vehicle tracking. Consequently, fleet managers and consumers demand solutions that promote driver and passenger safety, mitigate risk, drive operational efficiencies, improve security and reduce automotive insurance costs. The business environment for fleet managers is further complicated by the large number of transportation-related regulatory and compliance requirements worldwide, and the frequency with which rules and regulations change.
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

Fleet operators face many significant challenges, which can include:

•
Significant operating costs. Fuel costs represent a significant cost for fleet operators. For example, the American Transportation Research Institute estimates that fuel and oil, driver wages and benefits, repair and maintenance and truck insurance premium costs collectively represented over 79% of total trucking operational costs per mile in 2017. Certain driving behaviors, such as speeding, harsh acceleration, harsh braking and excessive idling contribute to poor fuel efficiency as well as increased wear and tear and maintenance costs.

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

•
Managing the impact of crime. Vehicle crime rates in developing regions of the world often far exceed those in the United States and Western Europe, resulting in potentially significant costs for fleet operators and consumers. For example, we estimate that the rate of vehicle theft in South Africa is approximately double than that in the United States.

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
Global and multinational companies are increasingly looking to consolidate their fleet management systems by moving to providers that have global reach. This is primarily driven by the desire to have a secure centralized view across their fleets and impose set global standards specifically relating to driver management and safety. We believe that these companies also recognize the advantages of gathering vast quantities of data to draw new insights into their global fleet operations.
Market Opportunity
We believe that the addressable market for our fleet management solutions is large, growing and under-penetrated. According to a report by ABI Research (“ABI”), there were more than 206 million commercial vehicles registered globally by the end of December 2018. Global fleet management penetration was estimated to be approximately 19%. ABI forecasts that by 2023, the number of registered commercial vehicles will be approximately 260 million.
In addition to the growing market opportunity in commercial fleet vehicles, we believe there is a large and under-penetrated market to provide a tailored set of safety and security solutions to non-commercial passenger vehicles. Worldwide, the pool of motor vehicles is large and growing, particularly in developing markets. We estimate that there are approximately 7.5 million non-commercial passenger vehicles in operation in South Africa, as at March 2019, utilizing vehicle population information available from the National Traffic Information Systems. We believe the potential rate of consumer adoption of mobile asset management solutions is highest in developing regions where vehicle tracking and monitoring features can help to improve driver and passenger safety, reduce the impact of theft by improving stolen vehicle recovery rates and reduce consumer automotive insurance rates.
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
Our Solutions
Our subscription-based solutions enable our customers to manage, optimize and protect their investments in their commercial fleets and personal vehicles efficiently. Our highly scalable multi-tenant architecture leverages GPS and other data transmitted from in-vehicle devices, primarily over cellular networks. In fiscal year 2019, we collected data on an average of approximately 172 million trips per month representing as many as 9.3 billion vehicle locations per month.
The key attributes of our solutions include:

•
Highly scalable solutions. Our software solutions are built to scale and support geographically distributed fleets of any size. As of March 31, 2019 we provided services to more than 750,000 subscribers, with customers ranging from small fleet operators and consumers to large enterprise fleets with more than 10,000 subscribers.

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

•
Insightful business intelligence and reporting. Our fleet management software is designed to provide our customers with insightful, actionable business intelligence on demand. For example, our premium fleet solution, MiX Fleet Manager, includes data reporting and analysis tools with 110 standard reports and the ability for customers to request custom fleet, vehicle and driver reports. We also offer a premium web-based business intelligence engine with enhanced analytics, reporting and data visualization tools for those customers seeking to perform highly granular analyses of large quantities of historical and real-time data and make the data available to customers in the format of their choice.

•
Easily accessible, intuitive applications. Our web-based solutions are accessible from fixed and mobile computing devices, and provide vehicle and fleet information, dashboard views and alerts and the ability to generate analytical reports from an office or a remote location. Our customers can choose to access our solution via an intuitive web-based interface or through our custom mobile applications developed for the Android and iOS mobile platforms. Fleet operators can also use our software development kits and application program interfaces to integrate our solution directly with their software systems, such as transportation management software, route planning systems, payroll systems and enterprise resource management software.

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

◦
MiX Vision, an on-road and in-vehicle video recording solution, that allows fleet managers to record video footage related to driving behavior and events. We believe MiX Vision addresses an important market need for in-vehicle surveillance, and MiX Vision is fully integrated with our premium fleet management solutions to enable event-driven or time based video recording and supports two additional external cameras.

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

◦
MiX Hours of Service (“Hours of Service”), allows for the real-time monitoring and compliance of legislated or regulated hours of work for the United States, Canada and Europe. Mandated ELD legislation in the United States requires truck drivers to log their hours of service electronically. European customers can also use our optional "MiX 3D" service to download and archive digital tachograph data as required by European law. This add-on also accommodates regions with non-regulated driving hours legislation, such as the Middle East and Africa, allowing fleet operators to easily set their own driving hours rules and measure activity to reduce fatigue related incidents. In fiscal year 2019, we further extended this module by introducing MiX Time Entry, enabling the integration of working hour data into payroll systems.

◦
MiX Journey Management, offers an easy-to-use electronic alternative to paper-based systems that ensures all risks relating to journeys are readily visible to decision makers when it matters most. MiX Journey Management suits fleet operators across diverse industries, and is ideal for those with large fleets of vehicles that travel long distances and carry passengers or cargo. During fiscal year 2019, we extended this module to cater for the execution management needs of transport and logistics companies seeking to improve operational efficiency.

◦
MiX Go, is a mobile phone based task management solution for effective communication and engagement with mobile fieldworkers, combining all the benefits of navigation, tracking and template-driven e-forms. Managers can create tasks for their employees via the MiX Fleet Manager platform, and track the progress of these tasks from start to finish.

•
MiX Asset Manager. Our portfolio of asset tracking products includes third party hardware products and products developed ourselves. By keeping track of valuable assets including generators, light towers, storage tanks and pumps, our asset management solution allows for increased visibility of corporate assets, resulting in improved asset utilization and reduced loss.

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

•
MiX Now. Launched in December 2018, MiX Now is our self-service, plug and play offering for small fleet operators. This easy to use system helps companies monitor and manage the behavior and performance of their vehicles and drivers. Business owners can receive instant notifications or information on their mobile devices or log in from their computer from anywhere in the world, to get all the information they need to save money and improve their business operations.  We currently offer MiX Now in the United States and are evaluating opportunities for expansion into other geographies.

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
We believe our modular, proprietary designs and control over the entire ecosystem gives us an advantage over competitors who rely on third-party commodity in-vehicle devices because we are able to provide more customized services and solutions through our proprietary devices. Currently we have three dominant in-vehicle platforms, namely one for enterprise fleet management, one for consumer vehicle management and light fleet management and one for Beam-e or MiX Tabs for entry-level vehicle and asset tracking and recovery.
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

•
Application integration. Our software development kits, MiX Integrate, allow our customers to integrate our applications with their existing enterprise software systems and allow for increased customization of our fleet reports, vehicle tracking alerts and location management features.

•	Real time monitoring. We offer active real time driver behavior monitoring and risk management services.
Our Key Competitive Strengths
The markets in which we operate are highly competitive and fragmented. We believe that the following attributes differentiate us from our competitors and are key factors to our success:

•
Globalized sales, distribution and support capabilities. We currently maintain a direct and indirect sales and support presence, with localized application support in multiple languages, in countries across Africa, Australasia, Europe, the Middle East, North America and South America. We believe our global presence gives us an important advantage in competing for business from multinational enterprise fleet customers such as Baker Hughes, BP, Chevron, DHL, G4S, Halliburton, LafargeHolcim, Nestlé, PepsiCo, Praxair, Scania, Schlumberger, Shell, The Linde Group, Total and Weatherford, who often prefer to consolidate disparate fleet management systems.

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

•
Track record of innovation. Our investment in software development is core to our business strategy. Our software teams employ an agile software development methodology. We have made a significant investment in product development, and we have routinely been among the first to market with innovative solutions and features that cater to the needs of our customers. For example, in fiscal year 2016, we released MiX Insight Agility, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution, on-line Journey Management, extended our Hours of Service solution for non-regulated markets and MiX Go, a mobile phone based task management solution. In fiscal year 2017, we introduced MiX Tabs for non-powered asset management that leverages the underlying technology that powers Beam-e, we enhanced MiX Vision by adding support for two additional cameras, and we released a server-side events module. In fiscal year 2018, we extended our Hours of Service solution to support the requirements of the ELD legislation, revamped large parts of our back-end database system and completed the development of our new generation hardware platform. Our new generation hardware platforms, the MiX 4000 and MiX 6000, were launched in fiscal year 2019 along with MiX Now (self-service, plug and play offering for light fleet operators), MiX Time Entry (an extension to our MiX Hours of Service solution), MiX Execution Manager (an extension to MiX Journey Management, the MiX Tech Tool and MiX Integrate, our new generation integration platform. This was over and above the continued evolution of our existing products, such as MiX Fleet Manager, MiX Insight Reports, MiX Insight Agility, MiX Hours of Service and our mobile applications, which were all enhanced during the year.

•
Longstanding, established market position. We have a 23-year history, a geographically diverse sales and marketing footprint, a large established network of distributors and dealers, and a large base of satisfied customers. Our robust and referenceable customer base, including numerous Forbes Global 2000 enterprises, is a critical selling point to both large enterprise fleets and small fleet operators.

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

•
Expanding our geographic presence. We market and distribute our solutions directly and through a global network of approximately 120 channel partners outside of South Africa. We are expanding our penetration in attractive geographic regions, such as Brazil and the United States, and continue to expand our network of strategic and sales distribution partners in other regions of the world. In addition to our primary hosted data centers that serve multiple geographies, we also established two hosted data centers in specific countries where local conditions require that the data be retained in-country.

•
Broadening our customer segment focus. We currently have customers across numerous industry segments, with the resources of our direct sales organization focused on premium customers in certain key segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. We are currently increasing our product development initiatives and sales and distribution efforts in other industry segments, such as service fleets, and in other customer segments, such as small business fleets and as well as mobile asset management. We regularly evaluate opportunities to expand our target customer focus.

•
Continuing to introduce new, innovative solutions to address market demand. In fiscal year 2016, we added Journey Management, MiX Insight Agility, MiX Go, an Iridium alternative in addition to our traditional Inmarsat Satcomms solution and extended our Hours of Service solution for non-regulated markets. In fiscal 2017, we introduced an innovative asset positioning system called MiX Tabs and extended our MiX Vision solution to support two additional external cameras. In fiscal year 2018, we extended our Hours of Service solution to support the requirements of the ELD legislation, revamped large parts of our back-end database system and completed the development of our new generation hardware platform. In fiscal year 2019, we launched our new hardware platforms; the MiX 4000 and MiX 6000, along with MiX Now, MiX Time Entry, MiX Execution Manager and MiX Integrate. We are continually innovating and extending our solutions portfolio based on our assessment of market demand and trends.

•
Pursuing strategic acquisitions. Our industry is highly fragmented. Including the OmniBridge acquisition, we have consummated six acquisitions worldwide since our listing on the JSE in November 2007. We intend to selectively evaluate acquisition opportunities in certain geographic regions and industry segments.

Sales and Marketing
We offer our solutions in over 120 countries through a combination of our direct and indirect marketing efforts. Our sales and marketing strategy is segmented by geographic region and customer type in order to cost effectively target and acquire new customers. In certain regions, we sell subscriptions of our fleet management solutions to large enterprise fleets through our direct sales force. In other regions, and for sales to small fleet operators and consumers, we work with an extensive distribution network of regional partners and national distribution dealers. Through our central services organization headquartered in South Africa, we provide common marketing, product management, technical and distribution support to each of our regional sales and marketing operations.
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

•
Indirect Sales – Enterprise Fleet. We have more than 130 fleet dealers supporting customers with subscribers in over 120 countries worldwide. These dealers are responsible for sales, marketing, technical support, installation and training of customers in their regions. We operate a partner accreditation program in order to assure a consistent customer experience across our dealers worldwide. We also offer marketing and support services to our dealers in order to enhance their selling success. We believe our large network of dealers provides us with a geographically diverse, highly effective channel for reaching local customers in countries where we do not currently have a direct presence.

•
Indirect Sales – Small Fleet Operators and Consumers. We currently manage an extensive network of distribution partners for our small fleet operator and consumer customers. Our distribution partners include automobile dealers, aftermarket automotive parts and service suppliers, automobile insurers and retailers. We believe our indirect distribution strategy for the small fleet operator and consumer markets provides us with a differentiated, cost-effective customer acquisition and sales model.

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
Customers
We currently serve a highly diverse customer base, including approximately 6,300 fleet operators which represented 73% of our subscription revenue for fiscal year 2019, as well as individual consumers. We target sales of our enterprise fleet management solutions to customers who desire a premium solution, generally for large fleets, which we define as being fleets of 50 or more vehicles. Large fleets comprised 88% of our fleet customer subscriptions as of March 31, 2019. We also offer a range of subscription-based fleet and mobile asset management solutions optimized for the needs and price points demanded by small fleet operators and consumers.
Our current customer base spans numerous industry categories and customer segments, including oil and gas, transportation and logistics, government and municipal, bus and coach, and rental and leasing. No individual customer represented more than 7.0% of our subscription revenues for fiscal year 2019. For fiscal years 2019, 2018 and 2017, our top 10 customers represented 24.9%, 24.5%, and 24.4%, respectively, of our total subscription revenue.
The following is a representative list of some of our largest customers:

•	Baker Hughes

•	Barloworld

•	Basic Energy

•	Bidvest Group

•	C&J Energy Services

•	Chevron

•	DHL

•	Eskom

•	Europcar

•	G4S

•	Go Ahead Group

•	Halliburton

•	LafargeHolcim

•	PepsiCo

•	Schlumberger

•	Total

•	Unitrans

We believe that we have a satisfied customer base as evidenced by our customer retention rate and the favorable results of our customer surveys. In fiscal year 2019, among our more than 900 large fleet operator customers, we experienced an annual customer retention rate in excess of 92%. Across our entire subscriber base, including our range of smaller fleet and consumer subscribers, we experienced a subscriber retention rate in excess of 79% during fiscal year 2019. We maintain a strong focus on monitoring and continuously enhancing our customer satisfaction levels.
Service and Support
Installation of our solutions in our customers’ vehicles is generally provided by us or our third-party network, which includes dealers and distributors and installation partners. Customer care and technical support services are provided by our offices in Australia, Brazil, South Africa, the United Arab Emirates, the United Kingdom, Thailand, Romania, Mexico and the United States. In many cases, our dealers and distributors also provide customers with tier-one customer support services. Our regional offices and dealers and distributors are, in turn, supported by our central technical support team in South Africa that handles any escalated issues. Existing customers can also access customer and technical support directly through our web or mobile applications. Our technical support department is composed of a team of highly skilled staff who are familiar with all of our products, including our entire range of software and service solutions as well as our hardware. The MiX Learning Centre is used by staff and customers around the world to undertake online training to learn about new products and enhancements
We offer warranties of varying duration on our products. Product warranties are predominantly for a one-year period but periods of up to three years are provided in certain geographic locations. Our Beam-e product carries a lifetime warranty (to the extent that the unit remains in the vehicle into which it was installed for the original subscriber). Warranty expenses are not a significant portion of our total costs.
Research and Development
Our development group consists of 140 full-time staff responsible for software, hardware and firmware development and quality assurance. Our primary development group is based in Stellenbosch, South Africa, and we have additional development resources in Johannesburg, South Africa, as well as the United States. Our software development teams employ an agile development methodology, while our engineering teams use traditional waterfall project management methods. During fiscal years 2019, 2018 and 2017, we invested R132.3 million, R130.2 million and R142.1 million, respectively, in research and development.
Our investment in development is core to our business strategy. Our research and development efforts principally involve software development, firmware development, hardware design and related test equipment. In addition, we have enhanced certain of our hardware components to extend their functionality and reduce component and manufacturing costs.
We have been successful in expanding our product offerings over time through internal development and select acquisitions. Highlights from the fiscal year 2019 internal development include:

•	A “Time Entry” extension to our Hours of Service solution to support the payroll integration requirements of large customers

•	The continued revamp of a large part of our back-end database system to reduce costs while supporting scalability and growth.

•	The release of our new hardware platforms, the MiX 4000 and MiX 6000

•	The launch of our self-service, plug and play light fleet offering: MiX Now

•
52 software updates were rolled out in the year, including 13 core web platform updates and 17 mobile application updates, with enhancements and extensions to all major product lines including MiX Fleet Manager, MiX Hours of Service, MiX Insight Reports, MiX Journey Management and our server side database and communications systems.

Our Research and Development business is ISO 9001 certified with a formalized quality policy and consistent monitoring of internal processes, supplier and solution performance. We outsource all hardware manufacturing to third parties.
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
Our solutions typically include a proprietary in-vehicle device that incorporates off-the-shelf components, generally including a cellular modem, GPS receiver and memory capacity sufficient to run our firmware, which gathers vehicle location, time, speed, ignition status, miles driven and various vehicle and driver statistics. This information is collected at a predefined frequency and then sent to our receivers at secure third-party data centers, generally via a commercial cellular network. The information is then processed and delivered to our customers through our web-based and mobile device applications. Our solutions enable our fleet customers to access large volumes of historical and real-time data, monitor the location and status of their fleet vehicles and drivers, view a wide selection of reports and key performance indicator dashboards and generate valuable, actionable business intelligence.
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

Competition
The rapidly evolving market for our solutions is competitive and highly fragmented, particularly by geography and customer segment. We currently compete with numerous providers of fleet and mobile asset management solutions that range from small, regional providers to midsized multinational providers, such as Teletrac Navman and Geotab, to large global providers, such as Trimble and Omnitracs. While we currently only compete with Trimble and Omnitracs on a limited basis, these two competitors are well established companies with significantly greater financial and other resources than we have. Many of our competitors offer fleet or mobile asset management software solutions to particular industry segments or in limited geographic regions. For example, we compete with Bridgestone (previously TomTom) and Masternaut in Europe, we compete with Astrata for oil and gas fleet opportunities in the Middle East, and we compete with Netstar and Ctrack by Inseego, Tracker and Cartrack for consumer and small fleet mobile asset management deployments in South Africa, respectively.
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

Employees
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2019	2018	2017
South Africa	853	840	833
United States	71	58	51
United Kingdom	56	53	56
United Arab Emirates	26	34	47
Australia	37	35	36
Brazil	23	22	17
Uganda	4	4	5
Romania	5	5	10
Thailand	3	3	1
Total	1,078	1,054	1,056

Full-time	989	983	1,032
Part-time	89	71	24
Total	1,078	1,054	1,056

Legal Proceedings
Section 11D Allowances Relating to Tax Assets Recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in fiscal 2013 and fiscal 2014 did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, MiX International has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R24.3 million in respect of S11D deductions, of which R3.8 million was recognized in the current financial year. R21.5 million relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If MiX International is unsuccessful in this regard, MiX International will not recover the R2.8 million raised at March 31, 2019.

Competition Commission Matter

On April 15, 2019, the Competition Commission of South Africa (the “Commission”) referred a matter to the Competition Tribunal of South Africa (“Tribunal”). The Commission contends that the Group and a number of our channel partners have engaged in market division. Should the Tribunal rule against MiX Telematics, the Group may be liable for an administrative penalty under the Competition Act, No. 89 of 1998. The Group had cooperated fully with the Commission during its preliminary investigation. We cannot predict the timing of a resolution or the ultimate outcome of the matter, however, the Group and our external legal advisers continue to believe that we have consistently adhered to all applicable laws and regulations and that the referral from the Commission is without merit. We have therefore not made any provisions for this matter as yet.

The Ugandan Value Added Tax ("VAT") matter

The Ugandan Revenue Authorities (“URA”) have reviewed MiX Telematics’ cross-border services and assert that VAT is payable on these imported services in terms of the place of supply rules included within its local VAT legislation. MiX East Africa challenged this matter with the URA based on firstly, the interpretation of the law; and secondly, calculation errors by the URA. MiX East Africa appeared in front of the Tax Appeals Tribunal on a number of occasions to present its defense and will continue to do so. This matter is ongoing;

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
Data privacy regulations and applicable laws in the United States, the European Union or elsewhere will regulate our ability to use the data we gather from our customers and increase the cost of doing business and could result in claims being brought by our customers or third parties. As discussed below, South Africa, which is currently our largest market, is expected to adopt significant supplementary data privacy legislation in the near future.
South African Regulatory Environment
The Protection of Personal Information Act, No. 4 of 2013 (the “POPI Act”) was promulgated into law in November 2013 in South Africa. Certain sections of the POPI Act, came into effect on April 11, 2014. The remaining sections of the POPI Act will commence on a date to be determined by the South African President, with the general assumption being that such date will be before the end of 2019 calendar year. The POPI Act allows for a one year transition period from its commencement for all persons to comply with its requirements. We have evaluated the potential impact of the POPI Act, taking into account our existing and planned privacy and data security practices and procedures and we expect that the POPI Act's implementation will have an impact on our data security and business costs, practices and procedures in South Africa.
A number of existing South African statutes regulate electronic communications, including the Electronic Communications Act, No. 36 of 2005 as amended, and the Electronic Communications and Transactions Act, No. 25 of 2002 as amended, which apply to a number of aspects of our business. These statutes regulate the generation, communication, production, processing, sending, receiving, recording, retaining, storing, displaying and use of any information, document or signature by or in electronic form.
The Private Security Industry Regulation Act, No. 56 of 2001, as amended (the “PSIRA Act”) also applies to our South African business and governs the vehicle recovery industry in South Africa. The PSIRA Act was enacted for the purposes of, for example: (i) the achievement and maintenance of a trustworthy and legitimate private security industry which acts in terms of the principles contained in the Constitution of the Republic of South Africa, Act No. 108 of 1996, and other applicable law, and is aimed at ensuring that there is greater safety and security in the country and; (ii) to regulate the private security industry and to exercise effective control over the practice of the occupation of security service providers in the public and national interest and the interest of the private security industry itself.
Broad-Based Black Economic Empowerment
The South African government established a legislative framework for the promotion of Broad-Based Black Economic Empowerment (“B-BBEE”). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relates to aspects such as Skills Development and Preferential Procurement.  The B-BBEE codes have a continuous review process which resulted in new B-BBEE Codes coming into effect on May 1, 2015, with more onerous compliance requirements, and proposed amendments, which were made available for 60 days of public commentary, ending on May 29, 2018.  In line with these published proposed amendments to the B-BBEE Codes, the minister of the Department of Trade and Industry gazetted the Youth Employment Service (“YES”) Initiative on August 29, 2018, effective immediately. This initiative is part of a broader solution to address South Africa’s youth unemployment challenges. The YES Initiative enables companies to gain up to two B-BBEE levels of enhanced B-BBEE status recognition if certain youth job creation targets are met. On May 31, 2019, additional changes contemplated in 2018 were effected to the B-BBEE Codes, for implementation within six months. These changes have an impact on the Skills Development and Enterprise and Supplier Development including Preferential Procurement aspects. In addition, companies also need to comply with criteria which will provide them with Empowering Supplier status, which was previously automatically granted.
It is important for us to achieve applicable B-BBEE objectives, not only as a compliance exercise, but to make an impactful, positive difference in South Africa. Furthermore, B-BBEE objectives are pursued, in significant part, by requiring parties who contract with corporate, governmental and State Owned Enterprises in South Africa to achieve B-BBEE compliance through satisfaction of an applicable scorecard. Parties improve their B-BBEE contributor level when contracting with businesses that have earned good B-BBEE contributor levels in relation to their scorecards.
We have three material end-customers, which require MiX Telematics Enterprise SA Proprietary Limited to maintain at least a B-BBEE contributor level 3 as measured under the new B-BBEE Codes in addition to at least one requiring additional commitments in terms of Skills Development and Sub-Contracting of at least 30% of the contract value to a Small Black Owned Supplier. The value of these contracts represented 3.3% of our total revenue for fiscal year 2019. MiX Telematics Enterprise SA Proprietary Limited has attained the agreed compliance targets in fiscal year 2019 and furthermore improved their position on the scorecard. Failing to achieve applicable B-BBEE objectives could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or State Owned Enterprises that could materially and adversely affect our business, financial condition and results of operations.
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
Our business is affected by U.S. federal and state laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, address and/or email address. In addition, several states are considering new privacy legislation which may affect our business. For example, California has been the first state to enact its own privacy law, the CCPA, which will take effect on January 1, 2020. We anticipate that the CCPA will be broadly applicable to businesses that collect personal information about California residents, requiring businesses to provide certain notices to consumers and enhanced individual rights (e.g., consumers may request deletion of, access to, or a copy of their personal information). The CCPA remains subject to potential amendments and California Attorney General regulations, which may impact the application of the CCPA to our business.
In addition, California was the first state to enact an Internet of Things (IoT) cybersecurity law, which will take effect on January 1, 2020. We anticipate that this new law will require manufacturers of any internet-connected devices to equip them with “reasonable” security features that are: appropriate for the nature and function of the device; appropriate for the information it may collect, contain, or transmit; and designed to protect the device and any information contained within the device from unauthorized access, destruction, use, modification or disclosure. While there is no private right of action, this law may subject us to potential governmental enforcement actions for noncompliance.

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

European Union Regulatory Environment

We are subject to regulation under the laws of the European Union. Of particular relevance with regard to the regulation of our solutions are matters of data protection and privacy. More broadly, any processing of personal data in the course of the provision of services is governed by the European Union data protection regime. The framework legislation at a European Union level in respect of data protection, Directive 95/46/EC, was superseded by the General Data Protection Regulation (EU) 2016/679 (“GDPR”), effective May 25, 2018. In addition, local State data protection and privacy laws apply as well. Some of these place obligations additional to the GDPR on organizations operating in the EU, such as express suppression of positioning and speeding data when vehicles are used for private trips. The GDPR creates a single legal framework that applies across all EU member states, and in some circumstances, to processors in a state outside of the EU. The GDPR introduced direct compliance obligations for data controllers and data processors. National Data Protection Authorities (“NDPAs”) are now able to impose fines for violations ranging from 2% to 4% of annual worldwide turnover, or 10 million to 20 million Euro, whichever is greater. NDPAs have the power to carry out audits, request information, and obtain access to premises. Businesses must be able to demonstrate that the personal data of any data subject can be lawfully processed on one of the six specified grounds. Where the ground is that the data subjects gave consent to the processing, the processor bears the burden of proof that such consent was validly obtained. Additionally, where consent is the ground for processing the data, the data subject has the right to withdraw consent at any time. We believe that many businesses will rely on the specified ground of “legitimate interest” of that business or of a third-party as the basis of lawful data processing.
The GDPR adopts a risk-based approach to compliance, under which businesses bear responsibility for assessing the degree of risk that their processing activities pose to data subjects. Businesses are required to perform data protection impact assessments before any processing that uses new technology and is likely to result in a high risk to data subjects. The GDPR requires many businesses to maintain records of their processing activities. Clear rules around data breach notifications and the processing of personal data in such a manner that the personal data can no longer be attributed to a specific individual have been set out by the GDPR. In addition, under the GDPR, data subjects have new rights, for example, the right (save in specific circumstances) to request that businesses delete their personal data (the right to be forgotten); to object to their personal data being processed; and to obtain a copy of their personal data within a set time frame.
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

4C. ORGANIZATIONAL STRUCTURE
We are a holding company and conduct substantially all of our business through our operating subsidiaries. Note 40 to our consolidated financial statements contains our subsidiary names, principal activity, place of incorporation and legal ownership at March 31, 2019. Up until the filing date, there has been no change in our organizational structure since March 31, 2019.
4D. PROPERTY, PLANT AND EQUIPMENT
As of May 31, 2019, the following were the material properties that we owned or leased, used primarily for office space:

Property	Owned or Leased	Square Footage
South Africa
Howick Close, Waterfall Park, Midrand, South Africa	Leased	46,499
Howick Mews, Waterfall Park, Midrand, South Africa	Leased	11,364
Blaauwklip Office Development & Park, Stellenbosch, South Africa*	Owned	17,158
Blaauwklip Office Development & Park, Stellenbosch, South Africa	Leased	10,936
Unit C4, Heron Crescent, Century Square, Cape Town, South Africa	Leased	2,809
7/8 Holwood Crescent, La Lucia Ridge, South Africa	Leased	6,953
United States
Suite 100 and 310, 750 Park of Commerce Blvd., Boca Raton, Florida, USA	Leased	10,260
Suite 110, 16770 Imperial Valley Drive, Houston, Texas, USA	Leased	2,500
Suite 27, 1181 S Rogers Circle, Boca Raton, Florida, USA	Leased	2,326
United Kingdom
6170 & 6180, Birmingham Business Park, Solihull Parkway, Birmingham, UK	Leased	5,280
Suites 39-40 Cherry Orchard North, Kembrey Park, Swindon, Wiltshire, UK	Leased	2,906
Australia
Suite 3, 281 Hay Street, Subiaco, Australia	Leased	5,091
Suite 1, 28 Fortescue Street, Spring Hill, Brisbane, Queensland, Australia	Leased	1,679
United Arab Emirates
Building 6EA, Office 610, Dubai Airport, Freezone, Dubai, United Arab Emirates	Leased	3,592
Brazil
543 Doutor Costa Junior Street, Sao Paulo, Brazil	Leased	4,306
* This property is held for sale, see note 6 to our consolidated financial statements for further details.
We believe that our facilities are adequate for our current needs and that suitable additional space will be available as needed to accommodate any potential expansion.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as at March 31, 2019 and 2018 and for the fiscal years ended March 31, 2019, 2018, and 2017, and the accompanying notes included in this annual report, and the financial information set forth under “Item 3A. Selected Financial and Operating Data” as at and for the fiscal years ended March 31, 2019, 2018, 2017, 2016 and 2015.
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

Overview
We are a leading global provider of fleet and mobile asset management solutions delivered as SaaS. Our solutions deliver a measurable return by enabling our customers to manage, optimize and protect their investments in commercial fleets, mobile assets or personal vehicles. We generate actionable intelligence that enables a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. Our solutions mostly rely on our proprietary, highly scalable technology platforms, which allows us to collect, analyze and deliver information based on data from our customers’ vehicles. Using intuitive, web-based interface, reports or mobile applications, our fleet customers can access large volumes of real-time and historical data, monitor the location and status of their drivers and vehicles and analyze a wide number of key metrics across their fleet operations.
In fiscal year 2019, we collected data on an average of approximately 172 million trips per month representing as many as 9.3 billion vehicle locations per month. We have a global presence, with subscribers located in over 120 countries across six continents for whom we collectively tracked and managed over 750,000 subscribers at March 31, 2019.
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
The table below sets out our historic revenue and profitability indicators.

	Fiscal Year Ended March 31,
	2019	2019	2018	2017
	(In thousands, unless otherwise indicated)
Subscription revenue	$116,946	R1,693,245	R1,434,615	R1,239,914
Subscription revenue growth (%)		18.0%	15.7%	7.1%
Hardware and other revenue	19,519	282,618	277,867	300,144
Hardware and other revenue growth/(decline) (%)		1.7%	(7.4%)	(2.2%)
Total revenue	136,465	1,975,863	1,712,482	1,540,058
Total revenue growth (%)		15.4%	11.2%	5.1%
Operating profit	23,407	338,912	214,952	137,862
Operating profit growth/(decline) (%)		57.7%	55.9%	(0.9%)
Operating profit margin (%)		17.2%	12.6%	9.0%
Adjusted EBITDA(1)	41,632	R602,785	441,866	301,613
Adjusted EBITDA growth (%)		36.4%	46.5%	8.8%
Adjusted EBITDA margin (%) (1)		30.5%	25.8%	19.6%
Profit for the year (2)	13,975	202,336	181,193	121,441
Profit for the year growth/(decline) (%)		11.7%	49.2%	(33.5%)
Profit for the year margin (%)		10.2%	10.6%	7.9%

(1)
Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. See “Item 3A. Selected financial and operating data” for a description of this measure and a reconciliation to profit for the year.

(2)
Profit for the year includes net foreign exchange gains of R0.4 million, net foreign exchange losses of R5.1 million and net foreign exchange gains of R1.5 million in fiscal years 2019, 2018 and 2017, respectively.

Subscription revenue has increased as a percentage of total revenue. In fiscal years 2019, 2018 and 2017, subscription revenue represented 85.7%, 83.8% and 80.5% respectively, of our total revenue. In fiscal years 2019, 2018 and 2017, our top 10 customers represented 24.9%, 24.5% and 24.4% respectively, of our subscription revenue.
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

	Fiscal Year Ended March 31,
	2019	2019	2018	2017
	(In thousands, except basic adjusted earnings per share and subscriber data)
Subscription revenue	$116,946	R1,693,245	R1,434,615	R1,239,914
Profit for the year	13,975	202,336	181,193	121,441
Adjusted EBITDA	41,632	602,785	441,866	301,613
Basic earnings per share ($/R)	$0.02	R0.36	R0.32	R0.19
Basic adjusted earnings per share ($/R)	$0.03	R0.45	R0.28	R0.17
Diluted earnings per share ($/R)	$0.02	R0.35	R0.32	R0.19
Diluted adjusted earnings per share ($/R)	$0.03	R0.44	R0.27	R0.17
Subscribers	750,455	750,455	676,866	622,062
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
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA and Adjusted EBITDA margin are two of the profit measures reviewed by the chief operating decision maker (“CODM”). We define Adjusted EBITDA as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments/reversals of impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue. A reconciliation of Adjusted EBITDA to profit for the year and Adjusted EBITDA margin to profit for the year margin is included in “Item 3A. Selected Financial and Operating Data.”
Basic and Diluted Adjusted Earnings per share
Adjusted earnings is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax. A reconciliation of basic adjusted earnings per share to basic earnings per share and diluted adjusted earnings per share to diluted earnings per share is included in “Item 3A. Selected Financial and Operating Data”.
Subscribers
Subscribers represent the total number of discrete services we provide to customers at the end of the period.

Factors Affecting Our Performance

Subscription Revenue Accounting for a Greater Component of Revenue
We are focused on growing our recurring subscription revenue base and entering into more fully bundled deals. As a result of an increase in the total subscriber base, and due to new and existing subscribers moving to fully-bundled subscriptions, subscription revenue is increasing as a percentage of revenue. In fiscal year 2019, subscription-based revenues accounted for 85.7% of our total revenues, up from 83.8% in 2018 and 80.5% in 2017. We expect to see this trend continue as we grow our base of subscribers, increase the number of fully-bundled subscriptions and various add-on solutions that can drive incremental average revenue per user (“ARPU”) expansion over time, maintain our investment in sales and marketing and continue to attract new subscribers by reducing the upfront investment required by our customers and by introducing attractive new features and services. As we continue to strengthen our position as a leading global SaaS telematics provider, we expect the increasing shift towards fully bundled solutions, which do not require upfront hardware purchases, to continue and contribute to this trend going forward. For further information, refer to “5D. Trend Information”.
Lower hardware sales volumes
    As mentioned above, we continue to see a shift toward fully bundled contracts, which do not require upfront hardware purchases.
The table below shows hardware revenue and hardware gross margin generated for fiscal years 2019, 2018 and 2017. Compared to an increase in total revenue of 15.4%, hardware revenue only increased by 6.2% from fiscal year 2018 to fiscal year 2019.
In fiscal year 2019, hardware revenue accounted for 12.2% of our total revenues, down from 13.3% in 2018 and 14.4% in 2017. The trend toward fully bundled contracts initially has had a negative impact on our earnings growth due to the hardware revenue forfeited. In the long term, we believe that the shift to bundled contracts will enhance shareholder value as the contracts go through a renewal cycle.

	Fiscal Year Ended March 31,
	2019	2019	2018	2017
	(In thousands, except subscriber data)
Hardware revenue	$16,703	R241,837	R227,752	R222,315
% movement		6.2%	2.4%	0.5%
% of total revenue		12.2%	13.3%	14.4%
Hardware gross margin %		47.6%	50.6%	53.7%
Improved economies of scale
We expect increased subscription revenue growth combined with ongoing cost management to improve our profitability going forward. Since our IPO, we have invested heavily in research and development, and sales and marketing, and have significantly increased the number of bundled solutions sold to customers, which had a short term muting effect on our revenues. In fiscal years 2019 and 2018, we saw a significant improvement in our Adjusted EBITDA margin as we started to benefit from these historical investments, strict cost management and improved economies of scale. We expect the improvement in our Adjusted EBITDA margin to continue.

	Fiscal Year Ended March 31,
	2019	2019	2018	2017
	(In thousands, unless otherwise indicated)
Subscription revenue	$116,946	R1,693,245	R1,434,615	R1,239,914
Subscription revenue growth (%)		18.0%	15.7%	7.1%
Total revenue	136,465	1,975,863	1,712,482	1,540,058
Total revenue growth (%)		15.4%	11.2%	5.1%
Operating expenses	(67,831)	(982,116)	(914,813)	(903,837)
Operating expenses growth (%)		7.4%	1.2%	1.8%
Operating profit	23,407	338,912	214,952	137,862
Operating profit growth/(decline) (%)		57.7%	55.9%	(0.9%)
Operating profit margin (%)		17.2%	12.6%	9.0%
Adjusted EBITDA (1)	41,632	602,785	441,866	301,613
Adjusted EBITDA growth (%)		36.4%	46.5%	8.8%
Adjusted EBITDA margin (%) (1)		30.5%	25.8%	19.6%

(1)
Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. See “Item 3A. Selected financial and operating data” for a description of these measures and a reconciliation to operating profit, profit and profit margin for the year.

Fluctuations in the value of the South African Rand, our financial reporting currency
The South African Rand is the financial reporting currency for our business operations. Currency fluctuations in the South African Rand may positively or negatively impact our reported income and expenses due to the effects of translating the functional currency of our foreign subsidiaries into Rand at different average exchange rates. Accordingly, some of the changes in the reported operating results are attributable to fluctuations in exchange rates and do not necessarily reflect the underlying operating results. However, at an operating profit level, the impact of exchange rate fluctuations arising during the translation to South African Rand has not had a material impact in fiscal years 2019, 2018 and 2017.
In fiscal year 2019, the Rand weakened by 5.9% against the U.S. Dollar and by 4.8% against the British Pound, as shown in the table below.

	Average exchange rate for Fiscal Year Ended March 31,
	2019	2018	2017
South African Rand for U.S. Dollars (per $1.00)	13.75	12.99	14.06
% movement	5.9%	(7.6%)	2.0%
South African Rand for British Pound (per £1.00)	18.03	17.21	18.42
% movement	4.8%	(6.6%)	(10.7)%
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

Varying Economic Conditions in our Markets
We seek to capitalize on opportunities and manage risks in our key markets, which are geographically dispersed with subscribers located in more than 120 countries worldwide. Overall, we believe that our presence across multiple geographic markets and our exposure to multiple economies provides us with diversification from the risk of changing economic conditions in any one country or region. Other macroeconomic factors, such as expectations for future crude oil and natural gas prices, affect our customers’ spending habits. Prolonged or substantial declines in crude oil and/or natural gas prices, or the perception that such prices will decrease in the future, negatively impacts our net subscriber growth and hardware sales in this sector. In addition to macroeconomic changes, performance in any given region may vary due to multiple factors, including growth in subscribers, the overall profile of the customer base (for example, in Africa, we have a significant consumer subscriber base), the services and hardware options selected by particular subscribers and our distribution strategy in the region.
Changes in regional conditions require management to formulate strategic responses that safeguard our financial position and maintain our balanced approach to producing revenue growth, profitability and cash flow. For example, during fiscal year 2019, we implemented restructuring activities in the Africa and the Middle East and Australia segments and during fiscal year 2017, we implemented restructuring activities in the Europe and the Middle East and Australia segments. These restructuring activities adjusted the cost structures in these regions to levels appropriate for prevailing market conditions. The economy in South Africa continues to be challenging but our Africa segment reported solid results yet again in fiscal year 2019.
Changing Customer Needs
We continuously analyze market trends and opportunities in the various geographies in which we operate and have identified an opportunity to increase subscription revenue growth by the addition of new products and services in certain of the regions in which we operate. For example, in fiscal 2019 we launched MiX Now our self-service, plug and play offering for small fleet operators. This easy to use system helps companies monitor and manage the behavior and performance of their vehicles and drivers. In fiscal year 2018, we extended our U.S. Hours of Service solution to support the requirements of the ELD legislation. In the second half of fiscal year 2017, we also introduced a new MiX Tabs solution aimed at customers who wish to leverage their investment in our premium fleet solution to do cost effective asset tracking.

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
Longer sales cycles for large contracts, for both customers who purchase in-vehicle devices and those who opt for the fully bundled option, may affect the comparability of financial results in certain segments. Our revenue may fluctuate from period to period depending on the level and timing of hardware sales, while subscription revenue growth is also impacted by the timing of the rollout of large enterprise fleets. We are focused on mitigating these long sales cycles and the associated volatility by enhancing our sales pipeline management process, by increasing our sales and marketing investment levels (due to investments in the Americas) and by diversifying our customer segment focus.
Basis of Presentation and Key Components of Our Results of Operations
In fiscal year 2019, we managed our business in six segments which include Africa, Americas, Brazil, Europe and the Middle East and Australasia (our regional sales offices (“RSOs”)), and our CSO. CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.
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
Cost of Sales
Cost of sales associated with our subscription revenue consists primarily of costs related to cellular communications, infrastructure hosting, third-party data providers, service contract maintenance costs, commission related to third party dealers or distributors (commission is capitalized and amortized unless the amortization period is 12 months or less), amortization of capitalized software development costs and depreciation of our capitalized installed in-vehicle devices. Cost of sales associated with our hardware revenue includes the cost of the in-vehicle devices, cost of hardware warranty, shipping costs, custom duties, commission paid to third party dealers or distributors, and amortization of capitalized hardware development costs. We capitalize the cost of in-vehicle devices utilized to service customers, for customers selecting our bundled option, and we depreciate these costs from the date of installation over their expected useful lives.
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
Operating Expenses
Sales and Marketing
Sales and marketing expenses consist primarily of salaries and wages, commissions paid to employees, travel-related expenses, and advertising and promotional costs. We pay our sales employees commissions based on achieving subscription targets and we capitalize commission and amortize it (unless the amortization period is 12 months or less). Advertising costs consist primarily of costs for print, radio and television advertising, promotions, public relations, customer events, tradeshows and sponsorships. We expense advertising costs as incurred. We plan to continue to invest in sales and marketing in order to grow our sales and build brand and category awareness. We plan to increase sales and marketing expenses in absolute terms and expect sales and marketing expenses to be approximately 11% of revenue.

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
Taxes
In fiscal years 2019, 2018 and 2017 our effective tax rates were 40.5%, 15.7%, and 18.1% respectively, compared to a South African statutory rate of 28%. Taxation mainly consists of normal statutory income tax paid or payable and deferred tax on any temporary differences.
Our effective tax rate may vary primarily according to the mix of profits made in various jurisdictions and the impact of certain non-deductible/(non-taxable) foreign exchange movements. Further information on this is disclosed in note 29 to the consolidated financial statements. As a result, significant variances in future periods may occur.
Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. We did not recognize deferred tax assets in respect of losses amounting to R67.0 million at March 31, 2019. These tax losses can be carried forward indefinitely except for tax losses of R4.3 million in Thailand which expire after 5 years. During fiscal 2019, we raised a further net deferred tax asset of R3.6 million after taking into account taxable temporary differences in respect of a portion of the tax losses available in the Europe, Americas and Brazil segments. These tax losses were incurred in prior years. Over the past years, the Europe, Americas and Brazil segments started returning to profitability resulting in a reassessment of their ability to utilize the tax losses and the recognition of a deferred tax asset for a portion thereof.
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

5A. OPERATING RESULTS
The following table sets forth certain consolidated income statement data:

	For the year ended March 31,
	2019	2019	2018	2017
	(In thousands, unless otherwise indicated)
Revenue	$136,465	R1,975,863	R1,712,482	R1,540,058
Cost of sales	(45,297)	(655,844)	(586,963)	(498,785)

Gross profit	91,168	1,320,019	1,125,519	1,041,273
Sales and marketing	(13,759)	(199,209)	(184,978)	(181,601)
Administration and other charges (1)	(54,002)	(781,898)	(725,589)	(721,810)

Operating profit	23,407	338,912	214,952	137,862
Finance income/(costs) - net	96	1,386	(69)	10,391

Profit before taxation	23,503	340,298	214,883	148,253
Taxation	(9,528)	(137,962)	(33,690)	(26,812)

Profit for the year	$13,975	R202,336	R181,193	R121,441

Attributable to:
Owners of the parent	$13,975	202,336	181,134	121,458
Non-controlling interest	#	#	59	(17)
	$13,975	R202,336	R181,193	R121,441

# Amount less than $1,000/R1,000

(1)	Includes other income/(expenses) – net.

Results of Operations for Fiscal Year 2019 Compared to Fiscal Year 2018
Revenue

	For the year ended March 31,
	2019	2019	2018	% Change
	(In thousands, except for percentages)
Subscription revenue	$116,946	R1,693,245	R1,434,615	18.0%
Hardware revenue	16,703	241,837	227,752	6.2%
Driver training, installation and other revenue	2,816	40,781	50,115	(18.6%)
	$136,465	R1,975,863	R1,712,482	15.4%

Our total revenue increased by R263.4 million, or 15.4%, from fiscal year 2018 to fiscal year 2019. The principal factors affecting our revenue growth included:

•
Subscription revenue grew by R258.6 million, or 18.0% from fiscal year 2018 to fiscal year 2019. Subscription revenue represented 85.7% of our total revenue for fiscal year 2019 compared to 83.8% for the prior year. Our growth in subscription revenue is primarily attributable to both an increase in subscribers, which increased by 10.9% from 676,866 at March 31, 2018, to 750,455 at March 31, 2019 and an increase in ARPU. We again saw ARPU expansion in certain regions such as Brazil and the Americas, where our fleet ARPUs have continued to increase as a result of bundled deals. Further information in this regard is shown below as part of the discussion of third party revenue and subscription revenue by geography. The growth in subscription revenue also increased by R24.8 million or 1.7% as a result of the weaker South African Rand. On a constant currency basis, subscription revenue increased by 16.3% from fiscal year 2018 to fiscal year 2019.

•
Hardware revenue increased by R14.1 million, or 6.2%, from fiscal year 2018 to fiscal year 2019. The increase in hardware revenues in fiscal year 2019 mainly resulted from the Middle East and Australasia segment where hardware revenue was R16.6 million higher in fiscal year 2019 than in fiscal year 2018 and the Americas segment where hardware revenue was R13.4 million higher in fiscal year 2019 than in fiscal year 2018. This was offset by lower hardware revenue of R8.8 million from the Africa segment and R7.4 million from the European segment.

•
Driver training, installation and other revenue declined by R9.3 million, or 18.6%, from fiscal year 2018 to fiscal year 2019. The decrease is primarily related to a decline in driver training revenue of R10.4 million in the Americas segment.

The total revenue growth also benefited from an increase of R32.2 million, or 1.9% as a result of the weaker South African Rand. On a constant currency basis, total revenue increased by 13.5% from fiscal year 2018 to fiscal year 2019.

A breakdown of total third party revenue and subscription revenue is shown in the table below:

	For the Year Ended March 31,
	2019	2019	2018	2019	2019	2018
	(In thousands)
	Total Revenue			Subscription Revenue
Africa	$72,133	R1,044,406	R957,478	$66,951	R969,377	R872,646
Americas	22,720	328,963	227,605	20,207	292,577	194,890
Middle East and Australasia	22,342	323,494	278,665	15,610	226,020	200,241
Europe	14,487	209,757	193,260	9,706	140,539	115,199
Brazil	4,725	68,408	54,430	4,419	63,987	50,735
CSO	58	835	1,044	51	745	904
Total	$136,465	R1,975,863	R1,712,482	$116,944	R1,693,245	R1,434,615
In the Africa segment, subscription revenue increased by R96.7 million, or 11.1% as a result of a 10.4% increase in subscribers since April 1, 2018. Total revenue increased by R86.9 million or 9.1%. Hardware and other revenue declined by R9.8 million or 11.6%.
The Americas was the fastest growing geographical region during fiscal 2019 at a subscription revenue level. Subscription revenue growth was R97.7 million or 50.1%. On a constant currency basis the growth in subscription revenue was 41.9%. Subscribers increased by 15.7% since April 1, 2018. Subscription revenue continued to receive assistance from the market’s ongoing preference for bundled deals across new and existing customers. Total revenue improved by R101.4 million or 44.5%. On a constant currency basis, total revenue growth was 36.6%.
Subscription revenue in the Middle East and Australasia segment increased by R25.8 million or 12.9%. On a constant currency basis the increase in subscription revenue was 9.6%. Subscribers increased by 8.1% since April 1, 2018. Total revenue improved by R44.8 million or 16.1%. Hardware and other revenue increased by R19.1 million or 24.3%. Total revenue in constant currency improved by 13.0%.
In the Europe segment subscription revenue growth was R25.3 million or 22.0%. On a constant currency basis the growth in subscription revenue was 16.4%. However, total revenue only increased by R16.5 million or 8.5% due to R8.8 million lower hardware and other revenues compared to fiscal 2018. Total revenue increased by 3.6% on a constant currency basis. Subscribers increased by 9.0% since April 1, 2018.
In the Brazil segment subscription revenue increased by R13.3 million or 26.1%. On a constant currency basis the increase in subscription revenue was 40.1%. The increase was due to the market’s preference for bundled deals and an increase in subscribers of 28.2% since April 1, 2018. Total revenue increased by R14.0 million or 25.7%. On a constant currency basis, total revenue increased by 39.6%.

Cost of Sales

	For the year ended March 31,
	2019	2019	2018
	(In thousands, except for percentages)
Cost of sales	$45,297	R655,844	R586,963
Gross profit margin	66.8%	66.8%	65.7%
Gross profit margin - subscription	70.9%	70.9%	70.1%
Gross profit margin - hardware	47.6%	47.6%	50.6%
Compared to an increase in total revenue of R263.4 million, or 15.4%, cost of sales increased by R68.9 million, or 11.7%, from fiscal year 2018 to fiscal year 2019. This resulted in a higher gross profit margin of 66.8% in fiscal year 2019 compared to 65.7% in fiscal year 2018.
Subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 85.7% of total revenue compared to 83.8% in fiscal year 2018. During fiscal 2019, subscription revenue gross profit margins were higher than in fiscal 2018.
Sales and Marketing
Sales and marketing costs increased by R14.2 million, or 7.7%, from fiscal year 2018 to fiscal year 2019 against a 15.4% increase in total revenue. This was as a result of strict cost management. The increase in fiscal year 2019 was as a result of a R8.5 million increase in employee costs, a R3.8 million increase in advertising spend and other increases of R1.9 million, none of which were individually significant. In fiscal year 2019, sales and marketing costs represented 10.1% of revenue compared to 10.8% of revenue in fiscal year 2018.
During fiscal year 2019, the increases in sales and marketing costs related primarily to our additional investments in the Americas segment, which were incurred to enhance our growth outside of the oil and gas vertical in such segment.
Administration and Other Expenses
Administration and other expenses (including other income/(expenses) - net) increased by R56.3 million, or 7.8%, from fiscal year 2018 to fiscal year 2019.
Employee costs increased by R16.8 million, while there were increases in IT costs of R7.8 million, expected credit loss provision of R5.1 million, travel costs of R3.8 million, restructuring costs of R3.7 million and professional fees of R5.9 million. The net impact of other smaller variances, none of which were individually material, contributed R1.9 million to the increase. The increase in employee costs was mainly as a result of R19.0 million due to cost of living adjustments and headcount movements, R2.3 million social security cost, R5.1 million related to performance share awards offset by a decrease of R9.6 million in bonus expenses. In fiscal 2018 a R2.5 million insurance reimbursement was received. The effect of the weaker South African Rand also resulted in an increase of R8.8 million.
Finance income/(costs)—Net
Our net finance income was R1.4 million in fiscal year 2019, compared to net finance costs of R0.1 million in fiscal year 2018.
Net finance costs in fiscal year 2019, included net foreign exchange gains of R0.4 million compared to net foreign exchange losses of R5.1 million in fiscal year 2018.
Finance income relating to cash and cash equivalents increased by R1.8 million, or 20.8%, from fiscal year 2018 to fiscal year 2019.
Finance costs increased by R7.9 million in fiscal year 2019 mainly due to the impact of adopting IFRS 15 and IFRS 16 as described below under Recent Accounting Pronouncements. This was primarily as a result of IFRS 15 significant financing activity interest expense of R4.9 million, recurring commission liability interest expense of R0.8 million and IFRS 16 capitalized lease liability interest of R2.2 million.
We manage interest as a net cost and, when we have surplus cash available, we deposit cash in interest-bearing accounts.
Taxation

		For the year ended March 31,
	2019	2019	2018
	(In thousands, except for percentages)
Taxation	$9,528	R137,962	R33,690
Effective tax rate	40.5%	40.5%	15.7%

Taxation expense increased by R104.3 million, or 309.5%, while our effective tax rate increased by 24.8% to 40.5% in fiscal year 2019. A reconciliation of our effective tax rate to the South African corporate tax rate of 28% for both fiscal years 2019 and 2018, is presented in note 29 to the consolidated financial statements. In fiscal year 2019 the effective tax rate increased by 13.9% as a result of certain non-deductible foreign exchange movements. In fiscal 2018 non-taxable foreign exchange differences decreased the tax rate by 13.1%. Further information is set out in note 29 to the consolidated financial statements. During fiscal 2019, the Group raised a further net deferred tax asset of R3.6 million after taking into account taxable temporary differences in respect of a portion of the tax losses available in the Europe, Americas and Brazil segments. These tax losses were incurred in prior years. Over the past years, the Europe, Americas and Brazil segments started returning to profitability resulting in a reassessment of their ability to utilize the tax losses and the recognition of a deferred tax asset for a portion thereof. Note that the deferred tax not recognized on assessed losses in fiscal year 2019, as disclosed in note 18 to the consolidated financial statements, relates primarily to the Europe and Brazil segments.

Results of Operations for Fiscal Year 2018 Compared to Fiscal Year 2017
    Refer to our annual filing with the SEC in Form 20-F for fiscal year ended March 31, 2018

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
Revenue from Contracts with Customers
Revenue is measured based on the consideration specified in a contract with a customer. We recognize revenue when we transfer control over a good or a service to a customer.
We provide fleet and mobile asset management solutions to our customers, which comprise the provision of hardware and the rendering of services. Some customers obtain control of the hardware (where legal title transfers to the customer); while other customers do not (where legal title remains with us).
In instances where the customer obtains control of the hardware, which is typically upon installation or delivery to the customer, the hardware, the installation thereof and the service are each accounted for as separate performance obligations. In instances where the customer does not obtain control of the hardware, there is only a single performance obligation, namely the service.

Where a contract contains multiple performance obligations, the total transaction price is allocated to each one based on their relative standalone selling prices. The amount so allocated is then recognized as revenue as follows:
• Hardware – when delivered to the customer
• Installation – as the installation is done
• Driver training and other services – at the contractual hourly/daily rate as the training/service is performed
• Service (subscriptions) – over time as the service is provided
Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
We distribute products to certain small fleet operators and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with us for the product. The obligation to supply the service and the credit risk rests with us. The service revenue is recognized when the service is rendered (i.e. on a monthly basis).
We also sell hardware to motor vehicle dealerships for fitments into their vehicle trading stock. These dealerships purchase the hardware from us and are considered principals because they obtain title to the hardware, bear the risks and rewards of ownership and accordingly control the hardware purchased. The buyer of the vehicle then enters into a service-only contract with us. Revenue is recognized upon sale of the hardware to the dealership and subscription revenue is recognized as the services are provided to the customer.
We distribute products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Revenue from services is recognized as and when the service is provided to the dealers.
Costs incurred in obtaining a contract
Commissions incurred to acquire contracts are capitalized and amortized, unless the amortization period is 12 months or less. Under IFRS 15, the amortization expense reflects the settlement of the related performance obligations, which, depending on the specific contract, may include hardware, installation, driver training and/or other services. To the extent commission capitalized is commensurate, the commission attributable to service will be amortized over the minimum contractual period or, if shorter, the expected life of the contract.
To the extent it is not commensurate, the commission capitalized that is attributable to service will be amortized over the expected life of the contract. Commission is considered commensurate with respect to a particular contract when equivalent/comparable commission is payable upon the extension or renewal of such a contract or upon the customer entering into a new contract. Typically, with regard to month-to-month contracts, commission payable is not considered commensurate for such contracts because no commission is payable as and when the customer extends each month by not giving notice. Accordingly, commission incurred on such contracts that is attributable to service is amortized over the expected life of the contract taking account of expected extensions/renewals.
Recurring commission is commission which is payable for each month the customer remains with us. Since the commission relates to acquiring a customer contract a recurring commission liability is recognized at the date on which the contract is acquired. The measurement reflects the total commission payable over the minimum contractual period or, if shorter, the expected life of the contract, together with the effect of the time value of money, where significant.
Amortization expense of external commissions capitalized is recognized in cost of sales, while that of internal commissions is recognized in sales and marketing costs. Commissions not capitalized under the 12-month practical expedient are also classified in the same manner.
Significant financing
In respect of contracts for which the Group receives payment more than 12 months in advance, interest expense is accrued on the income received in advance liability. This results in the revenue being measured at a higher amount when it is recognized.

Fixed escalations
Fixed escalations are spread evenly over the contract period resulting in the related revenue being different to what is actually billed. In the earlier part of the contract, revenue will be higher than the amount billed, while in the latter part it will be lower.
Revenue recognition accounting policies applied until March 31, 2018
We recognize revenue at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of our activities. Revenue mainly includes amounts earned on the sale of hardware, subscription sales and installation revenue. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
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
Right-of-use assets are included in property, plant and equipment on the statement of financial position. Refer to the Leases accounting policy below for the accounting policy related to right-of-use assets.
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
Goodwill is not amortized but is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. The carrying amount of the cash-generating unit (“CGU”) containing the goodwill is compared to the recoverable amount, which is the higher of value-in-use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
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
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met. Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred. Technology, in-house software and product development costs are capitalized on the basis of costs incurred to acquire and bring them into use. The recognized assets have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. In addition, they are amortized over their estimated useful lives (one to 17 years).
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (two to 15 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.
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
Impairment of financial assets
Impairment losses are recognized on an expected credit loss basis and are presented in administration and other charges in the income statement. Expected credit losses are probability-weighted estimates of credit losses. 12 month expected credit losses are recognized (other than for trade receivables for which lifetime expected credit losses are recognized – see below), until there has been a significant increase in credit risk, from which point, lifetime expected credit losses are recognized. 12 month expected credit losses are the portion of expected credit losses that result from default events that are possible within 12 months after the reporting date. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the entire expected life of the financial asset.
For impairment of trade and other receivables, we apply the simplified approach permitted by IFRS 9, which requires lifetime expected credit losses to be recognized from initial recognition of the trade and other receivables, refer to note 10 to the consolidated financial statements for further details. Probability-weighted estimates of lifetime expected credit losses are determined for appropriate groupings of customers based on their credit characteristics. Historical losses are used as a starting point and adjusted to take account of current expectations of losses over the remaining life of the trade and other receivable.

Accounting policies applied until March 31, 2018
We assess, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
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

Leases
We recognize a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. We generally use the lessee’s incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•
The exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether we will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. We present right-of-use assets in property, plant and equipment and lease liabilities in capitalized lease liabilities on the statement of financial position.
We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. We regard items that are below $5 000 to be low value assets. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Accounting policies applied until March 31, 2018
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.
Critical Accounting Estimates and Judgements in Applying Accounting Policies
We continually evaluate estimates and judgements, which are based on historical experience and other factors, including expectations of future events that we believe reasonable under the circumstances. We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. We outline below the estimates and assumptions that have significant risk of causing a material adjustment to the financial position and financial performance of the Group within the next 12 months are outlined below:

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

Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Group applies the measurement principle in IAS 12, ‘Income Taxes’, when measuring the amount of tax to recognize related to an uncertain tax position. Therefore we measure uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.
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
In note 7 to the consolidated financial statements we have disclosed the key assumptions used for the value in use calculations for all segments where impairment testing was performed. In the segments where goodwill impairment testing was performed, there was significant headroom between the recoverable amount per the value in use calculation and the carrying value of the segment. As a result, management believes that a reasonable change in assumptions would not trigger any impairments.
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
Provision for Impairment of Trade Receivables
We apply the simplified approach permitted by IFRS 9, which requires lifetime expected losses to be recognized from initial recognition of the trade receivables. Probability-weighted estimates of lifetime credit losses are determined for appropriate groupings of customers based on their credit characteristics. Historical losses are used as a starting point and adjusted to take account of current expectations of losses over the remaining life of the trade receivable. Changes to the expected credit losses provided for may be required if the financial condition of our customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to our financial position and results.
Allocation between in-vehicle devices and inventory
The allocation between in-vehicle devices and inventory reflects our estimates of how units are expected to be sold, thereby it is a significant area of judgement for the Group.
Probability on the valuation of performance shares
The probability of the performance targets being met on the valuation of performance shares are based on management’s best estimate of achieving such stretch targets. Management considers whether past actual results on the performance targets were achieved compared to past budgets and considers the most recent budgeted results for the three year strategic plan to determine the probability. Refer to note 13 to the consolidated financial statements.
Recent Accounting Pronouncements
Certain new accounting standards and interpretations have been published that are not mandatory for March 31, 2019 reporting periods and except for IFRS 16 have not been early adopted. Although none of these new accounting standards and interpretations that have not been early adopted are expected to have a significant effect on our consolidated financial statements, more information about the effect of IFRIC 23 is provided below:
IFRIC 23 is an interpretation that is effective for us from April 1, 2019, which provides guidance on the accounting for uncertain tax treatments. An uncertain tax treatment is a tax treatment for which there is uncertainty over whether the relevant tax authority will accept the tax treatment under tax law. Where such uncertainty exists and it is probable that the tax authority will accept the uncertain tax treatment in an entity’s income tax filings, IFRIC 23 requires the calculation of taxable profit or loss, tax bases, unused tax loss, unused tax credits or tax rates to be determined consistently with the tax treatment used or planned to be used in its income tax filings. When it is not considered probable; the uncertainty should be reflected using the most likely amount or the expected value depending on which method is expected to better predict the resolution of the uncertainty.
IFRIC 23 can either be applied fully retrospectively (if possible without using hindsight) or retrospectively with a cumulative catch-up adjustment against opening retained earnings at the date of adoption. We have decided to apply the cumulative catch-up approach.
Uncertain tax positions are currently accounted for by the Group using a weighted average estimate regardless of whether it is probable that the tax treatment will be accepted. With regard to the uncertain tax positions as at March 31, 2019, it was not considered probable that the tax authority would accept the tax treatment. Accordingly, it is not expected that the adoption of IFRIC 23 will have a significant impact on opening retained earnings at April 1, 2019.
Adoption of IFRS 9, IFRS 15 & IFRS 16

Other than the effect of adopting IFRS 9, IFRS 15 and IFRS 16 as set out below, the other standards, amendments and interpretations which are effective for the financial year beginning on April 1, 2018 did not have a material impact on the Group.
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
The standard is effective for us from April 1, 2018. We have elected not to restate comparatives and recognized the transitional adjustments in retained earnings on the date of initial application.
The most relevant change to the Group is the requirement to use an expected loss model, instead of the incurred loss model, which was previously used when assessing the recoverability of trade and other receivables. Based on the expected credit loss model contained in IFRS 9, the increase in the provision for doubtful debts at April 1, 2018 was R3.2 million.
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

The standard permits a modified retrospective cumulative catch-up approach for the adoption, which we have decided to apply. Under this approach we recognized transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements only need to be applied to contracts that are not completed as of April 1, 2018.

The impact of applying IFRS 15 is as follows:

Costs incurred in obtaining a contract

Commissions incurred to acquire contracts need to be capitalized and amortized, unless the amortization period is 12 months or less. Previously, we expensed commissions. Under IFRS 15, the amortization expense reflects the settlement of the related performance obligations, which, depending on the specific contract, may include hardware, installation, training and/or service. To the extent commission capitalized is commensurate, the commission attributable to service will be amortized over the minimum contractual period or, if shorter, the expected life of the contract. To the extent it is not commensurate, the commission capitalized that is attributable to service will be amortized over the expected life of the contract.

The impact at April 1, 2018 was as follows:

–	Capitalized commission asset with a net book value of R45.3 million; and

–	Additional recurring commission liability of R6.9 million.

Recurring commission is commission which is payable for each month the customer remains with us. Since the commission relates to acquiring a customer contract, as part of the adoption of IFRS 15, a recurring commission liability is recognized at the date on which the contract is acquired. The measurement reflects the total commission payable over the minimum contractual period, or if shorter, the expected life of the contract, together with the effect of the time value of money, where significant. Under current accounting the recurring commissions were accrued for on a monthly basis.

Amortization expense of external commissions capitalized under IFRS 15 is recognized in cost of sales, while that of internal commissions is recognized in sales and marketing costs. Commissions not capitalized under the 12-month practical expedient are also classified in the same manner. This is in line with the current income statement presentation of the commission expense.

Significant financing

In respect of contracts for which we receive payment more than 12 months in advance, interest expense is accrued on the income received in advance liability. This results in the revenue being measured at a higher amount when it is recognized, compared to previous accounting.

At April 1, 2018, the income received in advance liability (which is disclosed as ‘liabilities related to contracts with customers’) was R1.8 million higher than the balance at March 31, 2018.

Fixed escalations

Fixed escalations are spread evenly over the contract period resulting in the related revenue being different to what is actually billed. In the earlier part of the contract, revenue will be higher than the amount billed, while in the latter part, it will be lower. Previously, we recognized the increase in revenue due to fixed escalations only once the escalations were effective.

A contract asset of R1.2 million was recognized on April 1, 2018 reflecting the amount by which revenue should have been higher under IFRS 15 in periods prior to March 31, 2018 as a result of straight-lining the fixed escalations.

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

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that we applied IFRS 15 from April 1, 2018, we decided to also adopt IFRS 16 from this date.

We have chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives. We lease land and buildings, office equipment and vehicles which were previously treated as operating leases.

The impact at April 1, 2018 was as follows:

–	Right-of-use asset with a net book value of R30.6 million; and

–	Lease liability (net of accruals/prepayments already recognized) of R32.6 million.

Summary of the impact at April 1, 2018 of adopting IFRS 9, IFRS 15 & IFRS 16

IFRS 9 Assets	(R3.2 million)
Trade and other receivables	(R3.2 million)

IFRS 15 Assets	R46.5 million
Capitalized commission assets	R45.3 million
Trade and other receivables (1)	R1.2 million

IFRS 16 Assets	R29.9 million
Property, plant and equipment	R30.6 million
Trade and other receivables (2)	(R0.7 million)

Total Assets	R73.2 million

IFRS 15 Liabilities	R8.7 million
Recurring commission liability (non-current)	R4.0 million
Trade and other payables (3)	R4.7 million

IFRS 16 Liabilities	R31.9 million
Capitalized lease liability (non-current)	R23.3 million
Capitalized lease liability (current)	R8.8 million
Trade and other payables (2)	(R0.2 million)

Deferred tax liabilities	R7.9 million

Total liabilities	R48.5 million

Net increase in retained income	R24.7 million
(1) Contract assets related to fixed escalations.
(2) Reversal of lease prepayment and lease accruals under IAS 17 Leases. These have been reflected in the measurement of the lease liability under IFRS 16.
(3) Includes the current portion of additional recurring commission liability of R2.9 million and increase in liabilities related to contracts with customers due to significant financing adjustments of R1.8 million.

Summary of the impact on fiscal 2019 results of adopting IFRS 9, IFRS 15 & IFRS 16

The only material impact on the consolidated income statement for fiscal 2019 was a R7.9 million increase in finance costs.
This was primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest. The impact on every other line item in the condensed consolidated income statement for fiscal 2019 was not material.

The only adjustment to the statement of cash flows was an outflow of R11.4 million in respect of the capital portion of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

5B. LIQUIDITY AND CAPITAL RESOURCES
We believe that our cash and borrowings available under our credit facilities will be sufficient to meet our liquidity requirements for the foreseeable future. Please refer to note 12 to the consolidated financial statements, which includes details of the credit worthiness of the financial institutions where cash and cash equivalents are held, as well as the currencies in which cash and cash equivalents were denominated in at March 31, 2019, 2018 and 2017.
The following tables provide a summary of our cash flows for each of the three years ended March 31, 2019, 2018 and 2017:

	Fiscal Year Ended March 31,
	2019	2019	2018	2017
	(In thousands)
Cash generated from operating activities	$32,036	R463,846	R353,208	R323,571
Cash used in investing activities	(19,511)	(282,495)	(342,135)	(292,894)
Cash used in financing activities	(9,577)	(138,677)	(62,494)	(519,576)
Effects of exchange rate gains/(losses) on cash	1,379	19,969	(14,374)	(15,530)
Net increase/(decrease) in cash and cash equivalents	$4,327	R62,643	(R65,795)	(R504,429)
The accounting policies applied in fiscal 2019 are consistent with those accounting policies applied in the preparation of the previous consolidated financial statements, except for the adoption of IFRS 9, IFRS 15 and IFRS 16 from April 1, 2018. Refer to “Item 5A. Operating Results” for additional information. The only adjustment to the statement of cash flows in fiscal 2019 was an outflow of R11.4 million in respect of the capital portion of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

In fiscal year 2019, the cash used in financing activities includes share repurchases of R73.5 million, dividends paid of R67.5 million and the repayment of lease liabilities of R11.4 million, offset by proceeds from issuance of shares in respect of employee share options of R13.8 million. In fiscal year 2018, the cash used in financing activities consists of share repurchases of R18.7 million, dividends paid of R53.2 million and acquisition of non-controlling interest of R1.4 million, offset by proceeds from the issuance of shares in respect of employee share options of R10.7 million. In fiscal year 2017, the cash used in financing activities includes share repurchases of R473.7 million and dividends paid of R53.0 million, offset by proceeds from the issuance of shares in respect of employee share options of R7.0 million.

The Group has minimum liquidity risk due to the recurring nature of its income and the availability of the cash resources set out below:

	Fiscal Year Ended March 31,
	2019	2019	2018
	(In thousands)
Cash and cash equivalents, net of overdrafts	$24,393	R353,181	R290,538
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
Operating Activities
Net cash generated from operating activities in fiscal year 2019 increased to R463.8 million from R353.2 million in the prior year, which is primarily attributable to improved cash generated from operations before working capital changes of R192.3 million offset by negative net working capital changes of R63.9 million, higher net interest received of R2.3 million and increased taxation paid of R20.1 million. Net cash generated from operating activities during fiscal year 2019 consisted of our operating profit (after excluding non-cash charges) of R686.9 million, a net investment in working capital of R145.5 million, net interest received of R7.2 million and taxes paid of R84.7 million.
Net cash generated from operating activities in fiscal year 2018 increased to R353.2 million from R323.6 million in fiscal year 2017, which is primarily attributable to improved cash generated from operations before working capital changes of R149.3 million offset by negative net working capital changes of R113.4 million, lower interest received of R4.2 million and increased taxation paid of R2.1 million. Net cash generated from operating activities during fiscal year 2018 consisted of our operating profit (after excluding non-cash charges) of R494.6 million, a net investment in working capital of R81.6 million, net interest received of R4.8 million and taxes paid of R64.7 million.
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
Investing Activities
Net cash used in investing activities in fiscal year 2019 decreased to R282.5 million from R342.1 million in fiscal year 2018. Net cash used in investing activities during fiscal year 2019 primarily consisted of capital expenditures of R286.5 million. Capital expenditures during the year included purchases of intangible assets of R85.6 million, which included capitalized development costs of R67.6 million, as well as computer software, technology, in-house software and other intangibles of R18.0 million, and cash paid to purchase property, plant, and equipment of R200.8 million, which included in-vehicle devices of R191.6 million. In addition, net cash used in investing activities also included a net decrease in restricted cash of R1.7 million and proceeds on sale of property, plant and equipment and intangible assets of R2.2 million.
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
Financing Activities
In fiscal year 2019, net cash used in financing activities was R138.7 million. The net cash used in financing activities in fiscal year 2019 included share repurchases of R73.5 million, dividends paid of R67.5 million and the repayment of lease liabilities of R11.4 million, offset by R13.8 million in proceeds received from the issuance of shares relating to share options exercised under the share option scheme.
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

Credit Facilities
At March 31, 2019, our principal sources of liquidity were net cash balances (consisting of cash and cash equivalents less bank overdraft) of R353.2 million ($24.4 million) and unutilized borrowing capacity of R58.2 million ($4.0 million) available through our credit facilities.
Our principal sources of credit are our facilities with Standard Bank Limited and Nedbank Limited. We have a R70.0 million overdraft facility and an unutilized vehicle and asset finance facility of R8.5 million with Standard Bank Limited that bear interest at South African Prime less 1.2%. The Standard Bank Limited facility letter was revised on July 23, 2018, please refer to section “Item 19. Exhibits” for the revised facility letter. At March 31, 2019, R30.3 million ($2.1 million) was utilized under the overdraft facility. We use this facility as part of our foreign currency hedging strategy. We draw down on this facility in the applicable foreign currency in order to fix the exchange rate on existing balance sheet foreign currency exposure that we anticipate settling in that foreign currency. Our obligations under the overdraft facility with Standard Bank Limited are guaranteed by the Company and our wholly-owned subsidiaries, MiX Telematics Africa Proprietary Limited and MiX Telematics International Proprietary Limited, and secured by a pledge of accounts receivable by the Company and MiX Telematics International Proprietary Limited.
During fiscal year 2014, we entered into a R10.0 million facility from Nedbank Limited that bears interest at South African Prime less 2%. As at March 31, 2019, the facility was undrawn. We use this facility for working capital purposes in our Africa operations.
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
5D. TREND INFORMATION
Subscription revenue is our largest and fastest growing component of total revenue. The table below sets out subscription revenue and total subscribers for each of the eight quarters in the period ending March 31, 2019.

	For the Quarter Ended,
	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
Subscription Revenue (R’000)	443,791	438,913	420,152	390,389	373,623	376,364	349,262	335,367
Subscribers	750,455	736,085	714,011	691,922	676,866	664,816	640,158	625,602
Subscription revenue increased sequentially in each of the quarters presented except for the quarter ending March 31, 2018 where the decline in subscription revenue was as a result of the impact of the Rand strengthening primarily against the British Pound and U.S. Dollar.

Subscription revenue growth is primarily due to increases in the number of total subscribers in each quarter.
Historical trends in profitability may be affected by hardware revenue fluctuations, caused by long sales cycles for our enterprise fleet management solutions and a continued trend towards fully-bundled subscriptions as opposed to upfront hardware purchases.
In fiscal years 2019, 2018 and 2017, our subscription revenue derived from customers in the oil and gas industry was 26.6%, 23.3% and 20.8% of total subscription revenue respectively, which represents our single biggest vertical amongst our enterprise fleet management customers. Our oil and gas customers are primarily in the Americas and Middle East regions. The oil and gas industry is complex, and numerous geopolitical, economic, environmental and other factors affect pricing. Expectations for future crude oil and natural gas prices, product demand and supply affect our customers’ spending habits. We have seen subscriber growth in this market vertical throughout fiscal 2019, which can be attributed to increased industry activity as a result of rising crude oil prices and increased demand for natural gas.

5E. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities which are not consolidated.
5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our contractual cash obligations at the end of fiscal year 2019 are summarized in the following table:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
(In thousands)
Approved and committed capital commitments	R58,341	R58,341	R—	—	—
Outstanding purchase obligations	59,426	57,687	1,739	—	—
Total	R117,767	R116,028	R1,739	—	—
Total contractual obligations as of March 31, 2019, were R117.8 million ($8.1 million).
We adopted IFRS 16 during fiscal year 2019. This resulted in operating leases being recognized as capitalized lease liabilities on the statement of financial position. Refer to notes 2.1.1.1, 20 and 35 to the consolidated financial statements for additional disclosure regarding the impact of adopting IFRS 16.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
The names of the senior management and directors of MiX Telematics Limited, their ages at July 26, 2019, and their positions, are set forth in the table below. The business address of each of our members of senior management and directors is c/o MiX Telematics Limited, Howick Close, Waterfall Park, Midrand, South Africa, 1686.

Name	Age	Position
Senior Management
Stefan Joselowitz	60	President and Chief Executive Officer / Director
Paul Dell(1)	37	Interim Chief Financial Officer / Director
John Granara(2)	51	Chief Financial Officer / Executive Vice President / Director
Charles Tasker	55	Chief Operating Officer / Director
Catherine Lewis	44	Executive Vice President — Technology
Gert Pretorius	51	Executive Vice President — Africa

Non-Executive Directors
Robin Frew	59	Chairperson
Fikile Futwa	42	Director
Richard Bruyns	66	Director
Fundiswa Roji-Maplanka	43	Director
Ian Jacobs	42	Director
Anthony Welton	71	Director

(1)
Paul Dell relinquished his position as Interim Chief Financial Officer and resigned as a Director of MiX upon the appointment of John Granara as Chief Financial Officer, Executive Vice President and Director on July 8, 2019.

(2)
John Granara was appointed as Chief Financial Officer, Executive Vice President and Director of MiX on July 8, 2019. His appointment is to be confirmed by shareholders at our annual general meeting to be held on September 11, 2019.

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
Paul Dell has served as the Interim Chief Financial Officer and as a member of our Board of Directors from February 2017 until July 8, 2019. Prior to his appointment to this position, he was our Group Financial Controller from September 2012 and before that he served as Group Financial Manager from July 2010 when he joined the Group. From October 2007 to June 2010, Paul Dell served as Group Internal Audit Manager and then Group Accountant at Batemen Engineering, an international project management business based in South Africa. He was previously employed by PricewaterhouseCoopers Inc. from November 2003 to September 2007, during which time he completed two secondments to the United States. He is a registered chartered accountant in South Africa.
John Granara was appointed as our Chief Financial Officer, an Executive Vice President and as a member of our Board of Directors on July 8, 2019. Prior to his appointment to MiX, John Granara held the position of Chief Financial Officer at Ameresco Inc. where he held oversight of all corporate finance accounting, financial analysis, planning, M&A, internal audit, tax, treasury, investor relations and structured finance. Prior to that he was Vice President Finance and Chief Accounting Officer at GT Advanced Technologies Inc.. John Granara is a seasoned finance executive with over 20 years’ experience in both public and privately held corporations. John Granara holds a B.S.B.A from Suffolk University in Boston, and is a certified public accountant.

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
Catherine Lewis, our Executive Vice President for Technology, joined the business formerly known as OmniBridge in May 2001, and in November 2013 was promoted to Managing Director of MiX’s Central Services Organization. Catherine Lewis is the custodian of the MiX Telematics brand and is responsible for product management and development, the hosting and operations of the MiX SaaS platform, marketing, business systems, technical support and manufacturing. Catherine Lewis holds a Business Science degree with Honors in Information Systems from the University of Cape Town.
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
Non-Executive Directors
Robin Frew, a non-executive director (independent in terms of the NYSE Listing Standards, but not in terms of the JSE Listings Requirements), has served as a member of our Board of Directors since January 1996 and was appointed Chairperson of the Board of Directors in October 2016; he is also a member of the Nominations and Remuneration Committee. Robin Frew was a Founding Director and Chief Executive Officer of Radiospoor Telecommunications Limited, a specialist provider of mobile cellular services. Radiospoor was involved in the Cellular industry as a service provider to the Vodacom and MTN businesses from the outset in 1993. Radiospoor listed its business on the Johannesburg Stock Exchange in 1997. The business was sold in 2001. Robin Frew then co-founded a private equity investment business and currently manages a private investment partnership, Masalini Capital Proprietary Limited, in the role of Managing Director.
Richard Bruyns an independent non-executive director, has served on our Board of Directors from August 2007. In October 2016, he was appointed as the Lead Independent Non-Executive Director and Chairperson of the Nominations and Remuneration Committee. He is also a member of our Audit and Risk Committee, and our Social and Ethics Committee. Richard Bruyns has been managing listed companies since 1998, when he was with Hodgson and Darling, and has served as a member and/or chairman of board committees of various listed companies over the years.
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
Anthony Welton an independent non-executive director, has served as a member of our Board of Directors since February 2008. Anthony Welton is Chairperson of the Audit and Risk Committee and is a member of our Social and Ethics Committee. Anthony Welton has also served as a member of the Nominations and Remuneration Committee from March 2013 to May 2017. His qualifications and the experience gained during his career as a financial director of JSE listed companies, which spanned the years from 1986 to 2009, have provided him with the necessary expertise to undertake these key roles. He is a member of the South African Institute of Chartered Accountants.
As Anthony Welton informed us of his intention to retire on September 30, 2019, our expectation is that Fundiswa Roji-Maplanka will relinquish the Chairpersonship of the Social and Ethics Committee and will be elected as the Chairperson of the Audit and Risk Committee with effect from October 1, 2019.

Fundiswa Roji-Maplanka an independent non-executive director, was elected as a member of our Board of Directors in October 2017. She is currently the Chairperson of the Social and Ethics Committee and also serves as a member of our Audit and Risk Committee. Fundiswa Roji-Maplanka is a Chartered Accountant and is the founding partner of an investment holding company, Dlondlobala Capital, which she co-founded in 2015. Fundiswa Roji-Maplanka has professional experience in finance, audit, corporate governance, strategy, private equity, mergers & acquisitions, investment management, and investor relations. Fundiswa Roji-Maplanka was a senior manager responsible for strategy and investor relations at the Imperial Group until the end of 2014. Prior to joining the Imperial Group, she worked for over a decade at Kagiso Trust Investments, and later at Kagiso Tiso Holdings as a director of investments. During Fundiswa Roji-Maplanka’s tenure at Kagiso Trust Investments, she was a member of various boards across industries including Macsteel, Bytes Technology Group, Multotec, UTI Pharma and Universal Print Group. Fundiswa Roji-Maplanka was a member of the boards of radio assets of Kagiso Media, including Jacaranda FM and East Coast Radio, as part of managing the Media and ICT portfolio of the Kagiso Group. In the public arena, Fundiswa Roji-Maplanka has served on the board of Technology Innovation Agency and on the audit committee of the Commission for Gender Equality. Fundiswa Roji-Maplanka has also served as a non-executive director of the South African Venture Capital Association.

Fikile Futwa an independent non-executive director, was elected as a member of our Board of Directors in July 2018 and is a member of our Audit and Risk Committee. Fikile Futwa founded and manages an accounting firm, Your Financial Partner, which is registered with the South African Institute of Chartered Accountants. She has more than 18 years' corporate experience which includes external audit, accounting, payroll, financial management, corporate finance, corporate governance, taxation and Broad-Based Black Economic Empowerment regulations. Fikile Futwa started her accounting articles at Andersen and completed same with KPMG. Post articles, she worked in corporate finance for Eskom Holdings SOC Limited and Anglo-American Corporation Limited. She later joined Discovery Limited, where she headed up the Discovery CA(SA) training program and Group Accounting department. Fikile Futwa also served as a non-executive director on various boards.

6B. COMPENSATION
Compensation of Directors and Executive Officers
Non-Executive Director Compensation
Fees payable to non-executive directors are proposed and reviewed by the Committee and recommended to the Board, which in turn makes recommendations to shareholders with reference to the fees paid by comparable companies, responsibilities taken by the non-executive directors and the importance attached to the retention and attraction of high-caliber individuals. Historically fees payable to non-executive directors were reviewed biannually however prospectively, these fees will now be reviewed on an annual basis. At the annual meeting of shareholders held on September 19, 2017, our shareholders approved non-executive director fees for a period of two years from the passing of the resolution (i.e. September 2017) or until its renewal, whichever is the earliest. These fees are set out below:

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
*    In addition to the directors’ fee
**     Includes committee membership fee
Non-executive directors do not participate in any incentive programs. Non-executive directors are not provided with bonuses or long-term incentive plans. We do not set aside or accrue any amounts to provide pension, retirement or similar benefits for our non-executive directors. The aggregate compensation we have paid or accrued for payment to our non-executive directors in fiscal year 2019 was R4.1 million (2018: R3.9 million).
The following table sets forth the amounts paid to our non-executive directors for fiscal year 2019.

	Fiscal Year ended March 31,
	2019	2019
Non-Executive Directors	(In thousands)
Richard Bruyns (1)	$62	R900
Enos Banda (2)	9	130
Fikile Futwa (1) (3)	26	371
Robin Frew (1)	52	760
Ian Jacobs	28	400
Anthony Welton	43	625
Fundiswa Roji-Maplanka	41	600
Sub-total	261	3,786
Value-added tax (1)	21	305
Total	$282	R4,091

(1)	Value-added tax included as part of certain invoices received. Directors’ fees shown exclude value-added tax.

(2)	Resigned from the Board with effect from July 4, 2018.

(3)	Appointed to the Board with effect from July 4, 2018.

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
The aggregate compensation, including benefits in kind, for our executive directors and other senior management for fiscal year 2019, was approximately R47.2 million.

The following table sets forth the amounts paid to our executive committee members for fiscal year 2019.

	Fiscal Year ended March 31, 2019
	Salary and Allowances (2)	Other Benefits (3)	Retirement Benefits	Performance Bonuses (4)	Total
Executives (1)	(In thousands)
Stefan Joselowitz (5)	R7,383	—	—	R9,276	R16,659
Charles Tasker (5)	5,820	—	—	7,097	12,917
Paul Dell	1,950	180	77	2,774	4,981
Gert Pretorius	2,843	281	481	3,280	6,885
Catherine Lewis	2,808	67	117	2,786	5,778
Total	R20,804	R528	R675	R25,213	R47,220

(1)	Each of the listed executives is party to an employment contract with us as described in “Executive Employment Contracts”.

(2)	Allowances include cost of living and travel allowances.

(3)	Other benefits represent group life, health insurance and other fringe benefits.

(4)	Performance bonuses are based on actual amounts paid during the financial year.

(5)	Individual paid in U.S. Dollars. The amounts paid to individuals in U.S. Dollars have been translated into South African Rand at the exchange rate applicable at the time of payment.

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
Equity Incentive Plans
The Group has issued share incentives under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution during 2014, no further awards will be made in terms of the TeliMatrix Group Limited Executive Incentive Scheme going forward.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares or share appreciation rights (“SARs”). To date only SARs and performance shares have been issued.
As at March 31, 2019, executive committee members have been issued equity incentives under the TeliMatrix Group Executive Incentive Scheme and under the LTIP.
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
Any senior employee with significant managerial or other responsibility, including any director holding a salaried position with us, is eligible to participate in the share incentive plan. As of March 31, 2019, options to purchase 3,500,000 of our ordinary shares with a weighted average exercise price of R4.11 per share were outstanding, and options for the purchase of 2,625,000 such shares were fully vested.
LTIP SARs awards are controlled by the Nominations and Remuneration Committee. Motivations for the awards are presented by the Chief Executive Officer to the Nominations and Remuneration Committee which, after review and consideration, recommends the award as it deems fit to the Board for approval. The award price of the SARs granted are equal to the closing market value of ordinary shares on the day preceding the date of the grant.
LTIP performance share awards are controlled by the Nominations and Remuneration Committee. Motivations for the awards are presented by the Chief Executive Officer to the Nominations and Remuneration Committee which, after review and consideration, recommends the award as it deems fit to the Board for approval. The performance shares granted vest immediately once the service and performance conditions have been met. Settlement takes place by delivering ordinary shares equal to the number of performance shares that have vested, alternatively as a fall back provision only, by settling the value in cash.  Because the Company intends to settle the performance share awards by delivering shares and has not established a past practice of settling in cash, the performance share awards are classified as equity-settled share-based payment awards.
Vesting of performance shares, retention shares and SARs are subject to time and performance conditions. The performance conditions and period are determined by the Board on a grant-by-grant basis in respect of each new grant. Only performance shares and SARs have been issued under the LTIP.
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

The following table sets forth the outstanding stock-based compensation benefits (share options, SARs and performance shares) for executives at March 31, 2019.

Share options	September 10, 2014	Total
	(In thousands)
Stefan Joselowitz (1)	—	—
Charles Tasker (1)	1,500	1,500
Gert Pretorius	1,000	1,000
Catherine Lewis	1,000	1,000
	3,500	3,500
Option strike price (cents per share)	411
JSE share price on grant date (cents per share)	411
Expiry date	September 10, 2020
Performance conditions
Minimum shareholder return of	10%

SARs	August 31, 2015	May 30, 2016	November 24, 2016	May 30, 2017	Total
	(In thousands)
Stefan Joselowitz (1)	1,000	1,000	—	1,100	3,100
Charles Tasker (1)	750	750	875	1,100	3,475
Paul Dell (1)	200	200	875	1,100	2,375
Gert Pretorius	500	500	875	1,100	2,975
Catherine Lewis	500	500	875	1,100	2,975
	2,950	2,950	3,500	5,500	14,900
Award price (cents per share)	313	294	328	346
Expiry date	August 31, 2021	May 30, 2022	November 24, 2022	May 30, 2023
Performance conditions
Minimum shareholder return of	10%	10%	10%	10%

Performance shares	November 5, 2018	Total
	(In thousands)
Stefan Joselowitz (1)	400	400
Charles Tasker (1)	400	400
Paul Dell (1)	200	200
Gert Pretorius	400	400
Catherine Lewis	400	400
	1,800	1,800
JSE share price on grant date (cents per share)	1,000
Expiry date (estimated)	June 14, 2020
Performance conditions	R'million
The following two constant currency targets both need to be met for the performance share awards to vest:
Cumulative subscription revenue for fiscal years 2019 and 2020	3,588
Cumulative Adjusted EBITDA for fiscal years 2019 and 2020	1,322
The targets have been derived using an average forecast exchange rate of R13.8000 per $1.00
(1)    Executive director at March 31, 2019.
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
The full extent of the Group’s liability is the contributions made, which are charged to the income statement as they are incurred. For fiscal years 2019, 2018 and 2017, we contributed an aggregate of R29.2 million, R27.1 million and R29.4 million respectively, in respect of the retirement benefits.
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

•	The inclusion of confidentiality, assignment of inventions and restraint of trade agreements.
The annual cost to company salary package of our executives is as follows:

•	Stefan Joselowitz. Stefan Joselowitz is paid an annual cost to company salary package of $536,954.

•	John Granara. John Granara is paid an annual cost to company salary package of $350,000.

•	Charles Tasker. Charles Tasker is paid an annual cost to company salary package of $423,300.

•	Gert Pretorius. Gert Pretorius is paid an annual cost to company salary package of R3,809,584 ($263,113).

•	Catherine Lewis. Catherine Lewis is paid an annual cost to company salary package of R3,161,117 ($218,326).

•	Paul Dell. Paul Dell is paid an annual cost to company salary package of $210,000.

External Appointments
Executive directors are not permitted to hold external directorships or offices, other than those of a personal nature, without the approval of our Board of Directors.

Indemnification Agreements and Policies; Insurance
Our Memorandum of Incorporation provides that we may:

•
advance expenses to a director, or directly or indirectly indemnify a director for expenses in respect of the defense of legal proceedings arising out of the director’s service to the company, as set forth in Section 78(4) of the Companies Act of South Africa;

•	indemnify a director in respect of liability arising from the conduct of the director as set forth in Section 78(5) of the Companies Act; and

•	purchase insurance to protect the company or a director as set forth in Section 78(7) of the Companies Act.
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

Non-Executive Director	Initial appointment to the Board of Directors	Year Current Term Expires

Richard Bruyns	August 2007	2020
Anthony Welton(1)	February 2008	2019
Fikile Futwa(2)	July 2018	2021
Fundiswa Roji-Maplanka(3)	October 2017	2019*
Robin Frew	January 1996	2019*
Ian Jacobs	June 2016	2020

Executive Director
Stefan Joselowitz	January 1996	Indefinite
John Granara(4)	July 2019	Indefinite
Charles Tasker	August 2007	Indefinite

*	Proposed re-election to be approved by shareholders at our annual general meeting to be held on September 11, 2019.
(1)
As Anthony Welton, who was due to stand for re-election at our upcoming annual general meeting, informed us of his intention to retire from the Board and its committees as an independent non-executive director on September 30, 2019, he will not offer himself for re-election, but will remain a member of the Board and its committees until September 30, 2019.

(2)
Appointment confirmed by shareholders at our annual general meeting held on September 26, 2018. As Anthony Welton, who was due to stand for re-election at our upcoming annual general meeting, informed us of his intention to retire on September 30, 2019, Fundiswa Roji-Maplanka has offered herself for re-election to ensure that the Company complies with the Memorandum of Incorporation's requirement that one-third of the non-executive directors be elected each year. Had Fundiswa Roji-Maplanka not offered herself for re-election, her original term would have expired in 2020. Upon the retirement of Anthony Welton, Fundiswa Roji-Maplanka is also expected to be elected as the Chairperson of the Audit and Risk Committee and to relinquish her Chairpersonship of the Social and Ethics Committee.

(3)
Appointment confirmed by shareholders at our annual general meeting held on September 26, 2018. Upon the retirement of Anthony Welton, it is expected that Fikile Futwa will be appointed as the Chairperson of the Social and Ethics Committee in the event that Fundiswa Roji-Maplanka is appointed as the Chairperson of the Audit and Risk Committee and relinquishes her Chairpersonship of the Social and Ethics Committee.

(4)
John Granara was appointed as Chief Financial Officer, Executive Vice President and Director of MiX on July 8, 2019. His appointment is to be confirmed by shareholders at our annual general meeting to be held on September 11, 2019.

Please refer to “Item 6B. Compensation – Executive Employment Contracts” for further details in respect of the termination of executive director contracts. There are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
Directors are appointed on the basis of skill, experience and their contribution and impact on the Group’s activities. MiX recognizes and embraces the benefits of having a diverse Board, and sees increasing diversity at Board level as an essential element in maintaining a competitive advantage. A truly diverse Board will include and make good use of differences in the skills, regional and industry experience, background, race, gender and other distinctions between directors. These differences will be considered in determining the optimum composition of the Board and when possible, will be balanced appropriately. The Board is satisfied that the current composition reflects the appropriate mix of knowledge, skill, experience, diversity and independence.
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

Members of our Audit and Risk Committee consist only of non-executive directors, each of whom is expected to be financially literate and at least one member is required to have expertise in financial reporting. Since our listing on the NYSE our Audit and Risk Committee has been comprised solely of independent board members within the meaning of SEC and NYSE rules for purposes of the audit committee. This composition is also in accordance with the Companies Act and JSE Listings Requirements. A representative from both the outsourced internal audit function and the external auditors attend meetings. The Chief Financial Officer and the Chief Executive Officer attend all meetings. The Chairperson of our Social and Ethics Committee is also a member of the Audit and Risk Committee. The committee met eight times this year, with two meetings focused on risk management. As of March 31, 2019, the members of our Audit and Risk Committee were Anthony Welton (Chairperson), Fikile Futwa, Richard Bruyns and Fundiswa Roji-Maplanka. Anthony Welton is our audit committee financial expert as defined by SEC rules.
As Anthony Welton informed us of his intention to retire on September 30, 2019, our expectation is that Fundiswa Roji-Maplanka will relinquish the Chairpersonship of the Social and Ethics Committee and will be elected as the Chairperson of the Audit and Risk Committee with effect from October 1, 2019.

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
The committee meets at least four times a year. As of March 31, 2019, the members of our Nominations and Remuneration Committee were Richard Bruyns (Chairperson), Robin Frew and Ian Jacobs. Our Nominations and Remuneration Committee is composed solely of independent directors within the meaning of SEC and NYSE rules of independence.
Social and Ethics Committee
In accordance with the Companies Act, we established this committee in fiscal year 2012. Our Social and Ethics Committee monitors our activities, particularly with respect to any relevant legislation, other legal requirements or prevailing codes of best practice, regarding matters relating to:

•
social and economic development, including our standing in terms of the goals and purposes of: (a) the ten principles set out in the United Nations Global Compact Principles; (b) the Organization for Economic Cooperation and Development recommendations regarding corruption; (c) the South African Employment Equity Act; and (d) the Broad-Based Black Economic Empowerment Act;

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

The Chief Executive Officer and Chief Financial Officer are invited to attend all meetings. The committee meets at least three times a year. As of March 31, 2019, the members of our Social and Ethics Committee were Fundiswa Roji-Maplanka (Chairperson), Richard Bruyns and Anthony Welton.
As Anthony Welton informed us of his intention to retire on September 30, 2019, our expectation is that Fundiswa Roji-Maplanka will be elected as the Chairperson of the Audit and Risk Committee and will relinquish the Chairpersonship of the Social and Ethics Committee. Our expectation is that Fikile Futwa will be elected as the Chairperson of the Social and Ethics Committee with effect from October 1, 2019.

Executive Committee
We have also established an Executive Committee that is responsible for devising our strategy for recommendation to our Board of Directors and to implement the strategies and policies approved by our Board of Directors. Our Executive Committee is also responsible for our day-to-day business and affairs. As of March 31, 2019, the current members of our Executive Committee were Stefan Joselowitz, Charles Tasker, Paul Dell, Gert Pretorius and Catherine Lewis.
John Granara, appointed as Chief Financial Officer, Executive Vice President and Director of MiX on July 8, 2019, was appointed as a member of the Executive Committee on even date.

6D. EMPLOYEES
The following table presents the breakdown of our employees at the date indicated:

	As of March 31,
	2019	2018	2017
South Africa	853	840	833
United States	71	58	51
United Kingdom	56	53	56
United Arab Emirates	26	34	47
Australia	37	35	36
Brazil	23	22	17
Uganda	4	4	5
Romania	5	5	10
Thailand	3	3	1
Total	1,078	1,054	1,056

Full-time	989	983	1,032
Part-time	89	71	24
Total	1,078	1,054	1,056

6E. SHARE OWNERSHIP
The table below sets forth information with respect to the beneficial ownership of our shares as of July 5, 2019, by each of our directors and executive officers. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to certain options that are currently exercisable or that may become exercisable within 60 days of July 5, 2019, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 562,470,584 ordinary shares outstanding at July 5, 2019 (excludes 40,000,000 treasury shares held by MiX Investments Proprietary Limited, a wholly owned subsidiary of the Company).

	July 5, 2019
	Number of ordinary shares beneficially owned (In thousands)	Percentage of beneficial ownership
Non-executive
Richard Bruyns (1)	3,697	*
Fikile Futwa	—	—
Robin Frew (2)	87,268	15.5%
Anthony Welton (3)	—	—
Fundiswa Roji-Maplanka	—	—
Ian Jacobs (4)	14,537	2.6%
Executive
Stefan Joselowitz (5)	18,092	3.2%
Charles Tasker (6)	4,032	*
Gert Pretorius (7)	1,440	*
Catherine Lewis (8)	2,275	*
Paul Dell	1	*
All directors and executive officers as a group (9)	131,341	23.4%
*    Less than 1%.

(1)
Includes 3,696,563 ordinary shares held by IS Wealth Creator SPI SR Bruyns. IS Wealth Creator SPI SR Bruyns is an endowment policy entity owned by Richard Bruyns. Voting and investment power over the ordinary shares held by IS Wealth Creator SPI SR Bruyns is exercised by Richard Bruyns.

(2)
Includes 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited and 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster. Voting and investment power over the ordinary shares held by Masalini Investments No. 3 Proprietary Limited is exercised by Robin Frew. Includes 2,637,040 ordinary shares held by Thynk Capital Proprietary Limited (“Thynk”). Thynk is now wholly owned by Robin Frew and he is also the sole director and therefore has full voting and investment power over the shares owned by Thynk. Includes 23,420,480 ordinary shares previously held in GAF Trust, a long-time shareholder of the Company. The trustees decided to unwind the trust, in which Robin Frew previously disclaimed beneficial ownership as he was a discretionary beneficiary but not a trustee. As part of this process, on May 28, 2019 the GAF Trust distributed its ownership of MiX Telematics shares to its underlying beneficiaries. Robin Frew, is one of these beneficiaries and received 23,420,480 ordinary shares in this off-market distribution. Excludes 46,840,960 ordinary shares owned by Robin Frew's family members who were also beneficiaries of The GAF Trust's distribution, as to which he disclaims beneficial ownership.

(3)	Excludes 235,000 ordinary shares owned by Anthony Welton’s spouse, as to which he disclaims beneficial ownership.

(4)	Includes 571,837 ADSs translating to 14,295,925 ordinary shares held by 402 Fund LP, over which Ian Jacobs has voting power.

(5)
Stefan Joselowitz in terms of the previously announced Rule 10b5-1 Trading Plan under the Securities Exchange Act of 1934, as amended, sold the aggregate of 230,000 ADS (equivalent to 5,750,000 ordinary shares) on April 1, 2019, April 2, 2019, May 1, 2019, May 2, 2019, May 3, 2019, June 3, 2019, June 4, 2019, June 5, 2019 and July 1, 2019. This concludes the sale of the 350,000 ADSs under the plan.

(6)
Includes options to purchase 1,125,000 ordinary shares that are currently or will be exercisable within 60 days after July 5, 2019, provided that the performance conditions in respect of minimum shareholder return have been met. Excludes 2,428,154 shares held by his spouse, to which Charles Tasker disclaims beneficial ownership.

(7)
Includes options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after July 5, 2019, provided that the performance conditions in respect of minimum shareholder return have been met.

(8)
Includes options to purchase 750,000 ordinary shares that are currently or will be exercisable within 60 days after July 5, 2019, provided that the performance conditions in respect of minimum shareholder return have been met.

(9)
Includes options to purchase 2,625,000 ordinary shares that are currently or will be exercisable within 60 days after July 5, 2019, provided that the performance conditions in respect of minimum shareholder return have been met.

Please refer to “Item 6B. Compensation”, which sets forth details of the share incentive plan and the outstanding stock-based compensation benefits held by executives at March 31, 2019.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
As of July 5, 2019, our issued share capital consisted of 602,470,584 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
The following table sets forth, as of July 5, 2019, certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name of beneficial owner (1)	Total shareholding	% of shares in issue (2)
Masalini Capital Proprietary Limited (3)	60,410,880	10.0%
MiX Telematics Investments Proprietary Limited (4)	40,000,000	6.6%

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	The percentages shown are based on 602,470,584 ordinary shares issued and outstanding as of July 5, 2019.

(3)
Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of Robin Frew and the other trustees, Philip Kilroe and Juanita Lou Koster.

(4) 40,000,000 treasury shares are held by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group.
As of July 5, 2019, we had 1,632 holders of record of our ordinary shares. This includes eight holders of record in the United States, who held approximately 68.42% of our total issued shares in the form of either ordinary shares or ADSs. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.
Significant Changes in the Ownership of Major Shareholders

Change in Ownership of Major Shareholder

Fiscal Year 2019

The trustees of The GAF Trust, a long-time major shareholder of the Company decided to begin a process of unwinding the Trust. As part of this process, on May 28, 2019 the GAF Trust distributed its ownership of MiX Telematics shares to its underlying beneficiaries. Robin Frew (Non-executive director and Chairman), is one of these beneficiaries and received 23,420,480 shares in this off-market distribution. This equates to 3.9% of shares in issue. Refer to “Item 6E. Share Ownership” for details of Robin Frew's direct and indirect beneficial ownership in the Company.

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

Fiscal Year 2019

Share Repurchase Program

During fiscal 2019, 9,157,695 shares were repurchased for an aggregate repurchase consideration of R73.5 million or $5.1 million under the share repurchase program. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company. Refer to “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on shares repurchased during the 2019 fiscal year.
Fiscal Year 2018

Share Repurchase Program

During fiscal 2018, 5,015,660 shares were repurchased for an aggregate repurchase consideration of R18.7 million or $1.6 million under the share repurchase program. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company. Refer to “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further information on shares repurchased during the 2018 fiscal year.
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

7B. RELATED PARTY TRANSACTIONS
The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2019. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.
TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited, formerly Thynk Industrial One Proprietary Limited)
In November 2007, we entered into a lease agreement with TPF Investments Proprietary Limited (“TPF Investments”) for our Midrand, South Africa, office. Robin Frew, a non-executive director and chairperson of the Board of Directors, is a director on the board of TPF Investments. The GAF Trust, of which an immediate family member of Robin Frew’s is a trustee, owns all the equity interests in TPF Investments. From April 1, 2019, through May 31, 2019, and for fiscal year 2019 we paid TPF Investments R1.3 million ($0.1 million) and R7.4 million ($0.5 million), respectively.
On December 5, 2018, MiX Telematics Enterprise SA Proprietary Limited (“MiX Enterprise”), a 85.1% held subsidiary of the Company, entered into a number of transaction documents under a Broad-Based Black Economic Empowerment (“B-BBEE”) property transaction, including an agreement in terms of which TPF Investments sold the office premises in Midrand, South Africa, to MiX Enterprise. MiX Enterprise similarly acquired MiX Telematics International Proprietary Limited’s office premises in Stellenbosch, South Africa. Concurrently with the aforementioned acquisitions, MiX Enterprise sold the said office premises in Midrand and Stellenbosch to Black Industrialists Group Property Management Company Proprietary Limited (“BIG”) and the aforementioned lease with TPF Investments will be canceled on the day on which the property transfers into the name of BIG. The conditions precedent to the transaction agreements were fulfilled on May 17, 2019, and we are currently only awaiting transfer of the Midrand property into the name of BIG, after which MiX Enterprise will, similarly to the Stellenbosch property, conclude a lease agreement with BIG and will lease the premises in Midrand for an initial period of five years with an option to renew the lease for a further five-year period. The rationale behind the implementation of the acquisition of the Stellenbosch premises and subsequent disposal of both the Midrand and Stellenbosch premises to BIG is to enhance MiX Enterprise’s B-BBEE credentials, specifically in relation to ownership and enterprise and supplier development (preferential procurement) in terms of the South African Broad-Based Black Economic Empowerment Act, No 53 of 2003, given that BIG is a 100% black women owned company.

As TPF Investments is an associate of Robin Frew, the above mentioned transactions constitute a small related party transaction in terms of paragraph 10.7 of the JSE Listings Requirements.

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

8B. SIGNIFICANT CHANGES
See note 36 in the notes to the consolidated financial statements attached to this Annual Report in “Item 19. Exhibits” for discussion of subsequent events.

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

10C. MATERIAL CONTRACTS
The following sets forth a summary of our material contracts other than those entered into in the ordinary course of business:
Lease Agreement

•
Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited (now MiX Telematics Africa Proprietary Limited) and the addendums thereto, the last of which took effect on April 1, 2017 (Exhibit numbers 4.3 and 4.12)

Refer to “Item 7B. Related Party Transactions –TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited, formerly Thynk Industrial One Proprietary Limited)” for a summary of this agreement.

Employment Contracts

•	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008 (Exhibit number 4.4)

•	Standard Terms and Conditions of Employment, effective October 1, 2016, between the Company and Gert Pretorius (Exhibit number 4.5)

•	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius (Exhibit number 4.6)

•	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis (Exhibit number 4.11)

•	Executive Employment Agreement entered into between the Company and Paul Dell, dated February 22, 2017 (Exhibit number 4.14)

•	Restraint of Trade entered into between the Company and Paul Dell, dated February 22, 2017 (Exhibit number 4.15)

•	Updated Terms and Conditions of Employment, effective April 1, 2017, between the Company and Charles Tasker (Exhibit number 4.16)

•	Executive Employment Agreement entered into between the Company and John Granara, effective July 8, 2019 (Exhibit number 4.19)
Refer to “Item 6B. Compensation – Compensation of Directors and Executive Officers – Executive Employment Contracts” for a summary of the above agreements.

Banking Facility Letters

•	Facility Letter, effective July 23, 2018, between The Standard Bank of South Africa Limited and the Company (Exhibit number 4.7)
Refer to “Item 5B. Liquidity and Capital Resources” for a summary of this agreement.

•	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited (Exhibit number 4.8)
Refer to “Item 5B. Liquidity and Capital Resources” for a summary of this agreement.

Network Services Agreement

•
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited (“MTN”) and MiX Telematics Africa Proprietary Limited (“MiX Africa”), as amended by an addendum effective July 10, 2012 (Exhibit number 4.9)

On July 10, 2012, MiX Africa, a wholly-owned subsidiary of the Company, entered into an amended agreement for MTN to supply cellular telephony network services to MiX Africa. Under the terms of the agreement, MTN will use its cellular network to transmit data from our customers’ in-vehicle devices to the Company’s data centers to position, track and/or recover vehicles.
Under the terms of the agreement, MTN is entitled to claw back payments from MiX Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R39.1 million at March 31, 2019. Portions of this agreement have been granted confidential treatment.
Recovery Services Agreement

•	Agreement, effective October 1, 2017, between MiX Telematics Africa Proprietary Limited (“MiX Africa”) and Super Group Trading Proprietary Limited (“Super Group”) (Exhibit number 4.10).
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
With effect from November 1, 2018, certain confidential locations of recovery teams, other operating details relating to the recovery teams and pricing terms contained in the agreement and in the annexures to the agreement were amended.
Web Services Agreement

•	AWS Customer Agreement, effective October 1, 2014, between Amazon Web Services, Inc. (“AWS”) and MiX Telematics International Proprietary Limited (“MiX International”)(Exhibit number 4.17).
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

Sale of Property Agreement

•
Sale of Property Agreement, signed on December 5, 2018, between MiX Telematics Enterprise SA Proprietary Limited ("MiX Enterprise") and TPF Investments Proprietary Limited ("TPF Investments") (Exhibit number 4.18).

On December 5, 2018, MiX Enterprise and TPF Investments entered into a sale agreement in term of which the office premises leased by MiX Telematics Africa Proprietary Limited in Midrand, Johannesburg, were sold by TPF Investments to MiX Enterprise.

Refer to “Item 7B. Related Party Transactions –TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited, formerly Thynk Industrial One Proprietary Limited)” for a summary of this agreement.

10D. EXCHANGE CONTROLS
South African exchange control regulations are administered by the Financial Surveillance Department (“FSD”) of the South African Reserve Bank and are applied throughout the Common Monetary Area (“CMA”) (this CMA includes the Republics of South Africa and Namibia, and the Kingdoms of Lesotho and Swaziland). The FSD regulates transactions involving South African residents, as defined in the Currency and Exchanges Manual for Authorized Dealers, including natural persons and legal entities.

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

•
Transfers of up to R3 billion per annum from the parent company (MiX Telematics Limited) to MiX Investments will be allowed without prior approval being required from the FSD. These amounts may be freely deployed to fund our foreign operations. Additional amounts will be subject to prior approval from the FSD;

•
MiX Investments will be allowed to freely raise and deploy capital offshore, provided these funds are without recourse to South Africa. Additional domestic capital (i.e. in excess of the R3 billion per annum referred to above) and guarantees will be allowed to fund foreign direct investments in accordance with the current foreign direct investment allowance. This allowance is discussed in the foreign investments section;

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

Residence-based System of Taxation
Residents of South Africa are taxed on their worldwide income and capital gains, whereas non-residents are taxed only on income and certain capital gains arising from a South African source. Shares held by a non-resident would generally not be subject to capital gains tax (“CGT”), provided that the shareholder holds less than 20% of the listed shares if the company is not considered ‘land rich’.

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
A similar declaration and undertaking must be submitted by a non-resident who finds that a lower rate of withholding tax is applicable in terms of any relevant double tax agreement entered into between South Africa and the shareholder’s country of residence, considering the relevant definitions of dividends therein.
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
If a non-resident shareholder trades (that is, conducts business or speculates) in South African shares, such non-resident shareholder’s disposal of shares will be considered revenue in nature and subject to the higher standard tax rate tables if the proceeds from the disposal are considered to be from a South African source.

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
For the current year, natural persons and special trusts enjoy an annual exclusion in respect of capital gains or losses of R40,000. In the year of a person’s death, the annual exclusion is increased to R300,000 for the current year.
The following table sets out the inclusion rate at which a capital gain would be included in a taxpayer’s taxable income, the normal tax rates applicable to certain taxpayers and, consequently, the effective rate at which capital gains are taxed.

Type of Taxpayer	Inclusion Rate of the Capital Gain to be Included in Taxable Income	Statutory Income Tax Rate	Effective CGT rate
	(%)	(%)	(%)
Individuals	40.0	0 – 45.0	0 – 18.0
Trusts
Special	40.0	0 – 45.0	0 – 18.0
Other	80.0	45.0	36.0
Life assurers
Individual policyholder fund	40.0	30.0	12.0
Company policyholder fund	80.0	28.0	22.4
Risk policy or Corporate fund	80.0	28.0	22.4
Untaxed policyholder fund	—	—	—
Most companies	80.0	28.0	22.4
Permanent establishments (branches) of non-resident companies	80.0	28.0	22.4
Collective investment schemes	—	—	—
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

Corporate Tax
For fiscal years 2019, 2018 and 2017 the corporate tax rate is 28% of taxable income.
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

Estate Duty
Estate duty is levied in terms of the Estate Duty Act, No. 45 of 1955, and constitutes a tax which is levied on the dutiable value of a deceased estate at a rate of 20% on the first R30.0 million and at a rate of 25% on the dutiable value above R30.0 million.

Estate duty is levied in respect of a natural person who dies and who was -

•	ordinarily resident in South Africa at the time of death, in respect of his or her worldwide estate;

•	not ordinarily resident in South Africa at the time of death, in respect of his or her assets situated in South Africa.

There are certain exemptions and deductions available when determining the dutiable value of a deceased estate. The most important deductions are bequests to a surviving spouse, certain foreign property (such as foreign assets acquired by the deceased by way of donation or inheritance from a person (other than a company) not ordinarily resident in South Africa at the date of the donation or inheritance); and bequests to public benefit organizations.

Any CGT triggered by death will also be allowed as a deduction. Thereafter, and after deducting liabilities of the estate, a standard deduction of R3.5 million (approximately $0.2 million) is applied and the result will constitute the dutiable value of the estate. To the extent that the estate of a first-dying spouse has not availed of the R3.5 million exemption, the unutilized portion may be added to the exemption available to the estate of the surviving spouse on the latter’s death.

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

The Value-Added Tax rate has increased from 14% to 15% as of April 1, 2018.

U.S. Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of ordinary shares or ADSs. It applies only to a U.S. Holder that owns ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders, subject to special rules, such as, but not limited to:

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

•
a corporation, or other entity taxable as a corporation for U.S federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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
PFIC Rules
Based on the market price of the ADSs and ordinary shares, the value of our assets, and the composition of our income and assets, although not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2019. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the “IRS”, will not assert that we are a PFIC. A non-United States corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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
In addition to the disclosures below, notes 3.1(a) and 37 of the consolidated financial statements (which can be found on “Item 19. Exhibits”) also contain disclosure of our exposures to market risk.
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
Currently, our significant foreign currency exposures are those with respect to the U.S. Dollar, the Australian Dollar, the Euro, the British Pound and the Brazilian Real. An unfavorable exchange rate movement with respect to any of these currencies against the South African Rand would expose us to losses. For fiscal year 2019, based on our financial position at March 31, 2019, we estimated that a 5% strengthening in the functional versus the denominated currency would have resulted in a decline of R1.5 million in pre-tax income. For purposes of this sensitivity analysis, we assume that all currencies move in the same direction at the same time. Foreign currency translation exposure also results from the translation of the financial statements of our subsidiaries, whose functional currency is not the South African Rand, into the South African Rand for consolidated reporting purposes. Assets and liabilities of these subsidiaries are translated into South African Rand using period-end exchange rates and their income statements are translated into South African Rand using the weighted average exchange rate over the period. We record resulting currency translation adjustments in the consolidated statement of comprehensive income and as part of reserves on the consolidated statement of financial position. We recorded exchange differences on translating foreign operations of R114.6 million in the statement of comprehensive income for fiscal year 2019.
For fiscal year 2019, approximately 51.3% of our revenues were denominated in a currency other than the South African Rand, and 40.4% of our operating expenses were generated by subsidiaries whose functional currency is not the South African Rand and, therefore, are subject to foreign currency translation exposure. We have experienced and expect to experience fluctuations in our net profit as a result of revaluing monetary assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. We do not hedge our foreign currency translation risk and we also have not hedged the exposure from the U.S. Dollar cash reserves held in MiX Investments. Currently, we have a policy in place to hedge the remaining significant transaction risks that take into account foreign currency debits, credits and determines a net on balance sheet position. This net position is then offset by a foreign currency bank account in anticipation of the expenditure or receipt of cash. Our policy is in effect primarily in our South African, European, Middle East and Australasian operations. We do not plan to implement this policy in our United States and Brazilian operations as all significant trading income and expenses and resulting debits and credits are denominated in U.S. Dollars.
Interest Rate Fluctuation Risk
We are exposed to interest rate risk in respect of our net cash balances that earn interest at variable rates. Amounts outstanding under our credit facilities accrue interest at variable rates linked to the South African prime rate and expose us to interest rate risk. An increase in the interest rate as at March 31, 2019 of 100 basis points for South African Rand denominated instruments would have increased profit or loss before tax by R1.8 million.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
15A. DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act) as of March 31, 2019. Based on that evaluation, we concluded that, as of such date, our disclosure controls and procedures were not effective as a result of a material weakness in our internal control over financial reporting.
Notwithstanding the conclusion by our CEO and CFO that our disclosure controls and procedures as of March 31, 2019 were not effective, and notwithstanding the material weakness in our internal control over financial reporting described below in Item 15B, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls or the procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
15B. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) under the Exchange Act of 1934, as amended. Under section 404 of SOX, management is required to assess the effectiveness of MiX’s internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether our internal control over financial reporting was effective.
Our internal control over financial reporting is designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance as to the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in “Internal Control – Integrated Framework (2013)”. Based on this assessment, our management has determined that, as of March 31, 2019, our internal control over financial reporting was not effective due to the identification of the material weakness set out below.

During the course of completing this evaluation, we identified deficiencies related to:
•restricting access to certain financial systems, records, and data in the Africa operating segment to appropriate users; and
•the maintenance of appropriate segregation of duties in the same operating segment, predominantly resulting in inappropriate access being granted to certain IT and finance end-user personnel on those same systems without appropriate monitoring controls in place.
In spite of the fact that management performed considerable investigation into whether these risks have been exploited, and can confirm that they have not identified any instance of exploitation during the period under review, these deficiencies have been assessed as a material weakness in aggregate. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement to the annual or interim financial statements will not be prevented or detected on a timely basis.

We are currently in the process of implementing additional internal controls to remediate this weakness and the actions we have already taken, as well those we plan to implement will be  subject to continued review supported by confirmation and testing by management as well as audit committee oversight.

Our independent registered public accounting firm, in its report on the effectiveness of our internal control over financial reporting, expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of March 31, 2019. This report is included in this Annual Report on Form 20-F.

15C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTANCY FIRM
To the shareholders and the Board of Directors of MiX Telematics Limited
Johannesburg, South Africa

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MiX Telematics Limited and subsidiaries (the “Company”) as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2019, of the Company and our report dated July 26, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

A material weakness in internal control over financial reporting related to:

•	restricting access to certain financial systems, records, and data in the Africa operating segment to appropriate users; and

•
the maintenance of appropriate segregation of duties in the same operating segment, predominantly resulting in inappropriate access being granted to certain information technology (“IT”) and finance end-user personnel on those same systems without appropriate monitoring controls in place.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended March 31, 2019 of the Company and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche
Registered Auditors
Johannesburg, South Africa

July 26, 2019

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

15D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
As required by Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered since the last annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, management determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as otherwise described below.

Following the identification of the material weakness noted under Item 15B, management identified various remedial actions and has implemented additional internal controls over financial reporting relating primarily to information technology general controls in the areas of user access, including;

•
Improving the design, operation and monitoring of control activities and procedures associated with user, restricted user and administrator access and appropriate segregation of duties to the affected IT systems, including both preventive and detective control activities; and

•
Removing segregation of duties conflicts within financial systems, or where removal is impossible or impractical, implementing additional internal controls to prevent and detect misuse of incompatible duties.

For additional information related to risks associated with the remediation of the material weakness, see “Risk Factors - In connection with the audit of our consolidated financial statements for fiscal 2019, we identified a material weakness in our internal control over financial reporting. If we fail to remediate this weakness and maintain proper and effective internal control, our ability to produce accurate and timely financial statements could be impaired.”.

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
16B. CODE OF ETHICS
We have a Code of Ethics and Conduct which applies to all of our directors, officers and employees, and is underpinned by MiX’s philosophy of honesty, equity, respect and dignity. The Code of Ethics and Conduct has been communicated to employees, suppliers, service providers and is available on our website at http://www.mixtelematics.com/about-us/corporate-governance. This website is not incorporated by reference in this annual report. Any amendment or waiver of the code as it relates to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.
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
16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants Deloitte & Touche (previously PricewaterhouseCoopers Inc.) for each of fiscal years 2019 and 2018:

	2019	2019	2018
	(In thousands)
Audit fees (1)	$778	R11,259	R12,076
Tax fees (2)	83	1,206	730
All other fees (3)	1	20	167
Total (4)	$862	R12,485	R12,973

(1)	In fiscal year 2019, audit fees include R0.3 million (2018: R2.2 million) in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

(2)	In fiscal year 2018, tax fees includes R0.2 million in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

(3)	In fiscal year 2018, other fees includes R0.1 million in respect of fees paid to PricewaterhouseCoopers Inc. and the balance relates to Deloitte & Touche.

(4)
In respect of our Audit and Risk Committee approval process, all of the non-audit and audit fees paid to Deloitte & Touche and PricewaterhouseCoopers Inc. have been pre-approved by the Audit and Risk Committee.

Audit fees consist of fees billed for the annual audit of our consolidated financial statements and the audit of statutory financial statements of our subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of our financial statements or internal controls that are services that only an external auditor can reasonably provide.
Tax fees include fees billed for tax compliance and consulting services, including assistance in the preparation of original and amended tax returns; tax advice relating to VAT, tax incentives and transfer pricing, and requests for rulings on technical advice from tax or other governmental authorities; assistance in tax audits and consultation and planning services.
All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees for example, the review of management's assessment of the impact of IFRS 15 ‘Revenue’ in fiscal 2018 and staff training in fiscal 2019.

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
Requests or applications for services that require specific separate approval by the Audit and Risk Committee or its chairman, are required to be submitted by both the Chief Financial Officer and the independent accountants, and must include a detailed description of the services to be provided and a statement by the independent auditors confirming that the provision of the proposed services does not impair their independence.
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

Fiscal 2018 purchase
During fiscal 2018 the following purchases had been made under the share repurchase program:

Period	Total number of shares repurchased	Average price paid per share (1) R	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program R	Maximum value of shares that may yet be purchased under the program R
Month
June 2017	5,015,660	3.72	5,015,660	18,666,376	251,333,624
	5,015,660		5,015,660	18,666,376	251,333,624
(1) Including transaction costs.
Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

Fiscal 2019 purchase
During fiscal 2019 the following purchases had been made under the share repurchase program:

Period	Total number of shares repurchased	Average price paid per share (1) R	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program R	Maximum value of shares that may yet be purchased under the program R
Month
October 2018	9,157,695	8.03	9,157,695	73,548,290	177,786,334
	9,157,695		9,157,695	73,548,290	177,786,334
(1) Including transaction costs.
Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in our certifying accountant during the fiscal year ended March 31, 2019. For the fiscal year ended March 31, 2018, refer to Item 16F of our Annual Report on Form 20-F for such fiscal year.
16G. CORPORATE GOVERNANCE
We maintain a primary listing of ordinary shares on the exchange operated by the Johannesburg Stock Exchange Limited (“JSE”) and a listing of ADSs on the NYSE. Accordingly, we are subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, No. 71 of 2008 (“the Companies Act”), the JSE Listings Requirements, the SEC, the NYSE and United States legislation such as SOX, insofar as it applies to foreign companies listed on the NYSE. We also endorse the principles and recommendations of the King Report on Corporate Governance, which sets out the guidelines for the governance structures and operation of companies in South Africa which was compiled when the Institute of Directors in South Africa asked retired Supreme Court of South Africa judge Mervyn E. King to chair a committee, the King Committee on Corporate Governance. Four reports have been issued, in 1994 (King I), 2002 (King II), 2009 (King III), and a fourth revision (King IV) in 2016. King IV replaced King III in its entirety. King IV is principle and outcome based instead of rule based, consequently, while King III called on companies to apply or explain, King IV assumes application of all principles, and requires entities to explain how the principles are applied. Compliance with King IV is a mandatory requirement for companies listed on the JSE. Unlike the requirements of SOX, King IV is non-legislative and is based on principles and recommended practices. The underpinning philosophies of King IV consist of integrated thinking, seeing the organization as an integral part of society, stakeholder inclusivity and corporate citizenship. It views good corporate governance as the exercise of ethical and effective leadership by the Board towards the achievement of the following governance outcomes: ethical culture, good performance, effective control and legitimacy.
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

•
Under NYSE Listing Standards, shareholders of United States companies must be given the opportunity to vote for the establishment of and material amendments to equity compensation plans, transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control, with limited exceptions set forth in the NYSE Listing Standards. The JSE Listings Requirements provides that a share incentive plan and material amendments thereto must be approved by shareholders passing an ordinary resolution (requiring a 75% majority of the votes cast in favor of such a resolution).  The JSE Listings Requirements further specifies the information that must be included in the share incentive plan and includes inter alia provisions relating to who is an eligible participant, the aggregate number of shares that may be utilized for the purposes of the share incentive plan, the maximum number of shares for any one participant, the amount that is payable upon acceptance and conditions for awarding of shares. The JSE Listings Requirements requires any issue of shares for cash (both general or specific) to be approved by shareholders passing an ordinary resolution (requiring a 75% majority of the votes cast in favor of such a resolution) and limits the number of shares that may be issued and the discount at which the shares are issued. The JSE Listings Requirements and King IV require the Company’s remuneration policy and remuneration implementation report to be tabled every year for separate non-binding advisory votes by shareholders at the annual general meeting. In the event that either the remuneration policy or remuneration implementation report is voted against by shareholders exercising 25% or more of the voting rights exercised, the Company must engage with dissenting shareholders in order to ascertain the reasons therefor and to address all legitimate and reasonable objections and concerns.

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

ITEM 18. FINANCIAL STATEMENTS
The following consolidated financial statements, together with the auditors' reports of Deloitte & Touche (“Deloitte”) and PricewaterhouseCoopers Inc. (“PwC”), are filed as part of this annual report on Form 20-F:

Index to the Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm: Deloitte & Touche	122
Report of Independent Registered Public Accounting Firm: PricewaterhouseCoopers Inc.	123
Statement of Financial Position at March 31, 2019 and March 31, 2018	*
Income Statement for the years ended March 31, 2019, March 31, 2018 and March 31, 2017	*
Statement of Comprehensive Income for the years ended March 31, 2019, March 31, 2018 and March 31, 2017	*
Statement of Changes in Equity for the years ended March 31, 2019, March 31, 2018 and March 31, 2017	*
Statement of Cash Flows for the years ended March 31, 2019, March 31, 2018 and March 31, 2017	*
Notes to the Financial Statements	*
* Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MiX Telematics Limited
Johannesburg, South Africa

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MiX Telematics Limited and subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows, for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2019 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche
Registered Auditor
Johannesburg, South Africa
July 26, 2019

We have served as the Company’s auditor since 2017.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MiX Telematics Limited:

In our opinion, the consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended March 31, 2017 present fairly, in all material respects, the results of operations and cash flows of MiX Telematics Limited and its subsidiaries for the year ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

4.3**	Agreement of Lease, dated October 2, 2007, between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto
4.4**	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008
4.5††	Standard Terms and Conditions of Employment, effective October 1, 2016, between the Company and Gert Pretorius
4.6**	Restraint of Trade, dated January 1, 2012, between the Company and Gert Pretorius
4.7	Facility Letter, effective July 23, 2018, between The Standard Bank of South Africa Limited and the Company
4.8**	Facility Letter, dated March 25, 2013, between Nedbank Limited and MiX Telematics Africa Proprietary Limited
4.9†***
Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000, between Mobile Telephone Networks Proprietary Limited and the Company, as amended by Addendum effective July 10, 2012

4.10†#†††	Agreement, effective October 1, 2017, between MiX Telematics Africa Proprietary Limited and Super Group Trading Proprietary Limited
4.11**	Standard Terms and Conditions of Employment, dated December 1, 2013, between the Company and Catherine Lewis
4.12†††	Addendum to Agreement of Lease, effective April 1, 2017, between Thynk Property Fund Proprietary Limited and MiX Telematics Africa Proprietary Limited
4.13****	MiX Telematics Limited Long-Term Incentive Plan
4.14††	Executive Employment Agreement, dated February 22, 2017, between the Company and Paul Dell
4.15††	Restraint of Trade Agreement, dated February 22, 2017, between the Company and Paul Dell
4.16††	Updated Terms and Conditions of Employment, effective April 1, 2017, between the Company and Charles Tasker
4.17††	AWS Customer Agreement, effective October 1, 2014, between Amazon Web Services, Inc. and MiX Telematics International Proprietary Limited
4.18	Sale of Property Agreement, signed on December 5, 2018, between MiX Telematics Enterprise SA Proprietary Limited and TPF Investments Proprietary Limited
4.19	Executive Employment Agreement entered into between the Company and John Granara, effective July 8, 2019
8.1	List of subsidiaries of the Company
12.1	Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of John Granara, Chief Financial Officer of MiX Telematics Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of Stefan Joselowitz, Chief Executive Officer of MiX Telematics Limited and John Granara, Chief Financial Officer of MiX Telematics Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte & Touche
15.2	Consent of PricewaterhouseCoopers Inc.
99.1	MiX Telematics Limited Consolidated Financial Statements
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2014 filed on July 30, 2014 (File No. 001-36027).
**	Previously filed with the Registration Statement on Form F-1 (Registration No. 333-189799) filed by the Registrant on July 3, 2013.
***	Previously filed with Amendment No. 1 to the Registration Statement filed by the Registrant on July 22, 2013.
****	Previously filed with Registration Statement on Form S-8 (Registration No. 333-199908) filed by the Registrant on November 6, 2014.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
††	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2017 filed on July 14, 2017 (File No. 001-36027).
†††	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 2, 2018 (File No. 001-36027).
#
Certain locations of recovery teams, other operating details relating to the recovery teams and pricing terms contained in the agreement and within Annexure A (Services to be provided by the Contractor), Annexure D (Permitted clients of the Contractor) and Annexure E.1 (Helicopter Services) have been amended since the original execution of this agreement. The amended agreement and annexures do not contain information material to an investment or voting decision and such information is not otherwise disclosed in this exhibit or the Form 20-F. Accordingly, the amended agreement and annexures have been omitted. The Registrant hereby undertakes to furnish supplemental copies of the omitted agreement and annexures to the Securities and Exchange Commission or its staff upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MiX Telematics Limited
(Registrant)
By: /s/ John Granara
John Granara
Chief Financial Officer
Date: July 26, 2019